Form 20-F
period 2002-05-31
CALIFORNIA EXPLORATION LTD
filed 2002-12-13
CIK 1123267

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark one)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     FOR THE FISCAL YEAR ENDED MAY 31, 2002

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              For the transition period from _________ to _________


                         COMMISSION FILE NUMBER: 0-30920

                           CALIFORNIA EXPLORATION LTD.
             (Exact name of Registrant as Specified in its Charter)

                           CALIFORNIA EXPLORATION LTD.
                 (Translation of Registrant's Name Into English)

                             YUKON TERRITORY, CANADA
                 (Jurisdiction of Incorporation or Organization)

 #1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6E 3V7
                    (Address of Principal Executive Offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                   7,591,085 COMMON SHARES AS OF MAY 31, 2002


Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X        No
    -------        -------

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X     Item 18
        -------          -------
                                                                    Page 1 of 81

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED.

                                    GLOSSARY

The following is a glossary of oil and gas terms used in this annual report:


anticline                Underground mountain-shaped strata covered with caprock
                         or an impervious layer.

BBL or barrel            34.972 Imperial  gallons or 42 U.S.  gallons.

farm-out Transfer of all or part of the operating rights from the working interest owner to an assignee, who assumes all or some of the burden of development in return for an interest in the property. The assignor usually retains an overriding royalty but may retain any type of interest.

gross acres              The total number of acres in which the Company  holds a
                         working interest or the right to earn a working interest.

gross wells              The total  number of wells in which the  Company  has a
                         working interest.

liquids                  Crude oil and natural gas liquids.

MCF                      One thousand cubic feet.

MCFE                     One thousand cubic feet equivalent.

net acres                The gross acres  multiplied by the  percentage  working
                         interest therein owned or to be owned by the Company.

net reserves             The Company's lessor royalty,  overriding royalty,  and
                         working interest share of reserves from the properties,
                         after   deduction  of  all  freehold,   and  overriding
                         royalties payable to others.

net revenue interest     The  percentage  interest  in which the  lessor has the
                         right to receive a specified fractional share of the mineral produced from the property or value thereof.

net wells                The gross wells  multiplied by the  percentage  working
                         interest therein owned or to be owned by the Company.

present value            The  present  value of  estimated  future net  revenues
                         computed  by  applying  current  prices  of oil and gas
                         reserves to estimated  future  production of proved oil
                         and gas  reserves as of the date of the latest  balance
                         sheet  presented,  less estimated  future  expenditures
                         (based on current  costs) to be incurred in  developing
                         and  producing  the proved  reserves  computed  using a
                         discount   factor   of   ten   percent   and   assuming
                         continuation of existing economic conditions.

proved oil and gas       Proved  oil  and  gas   reserves   are  the   estimated
reserves                 quantities  of crude oil,  natural gas, and natural gas
                         liquids   which   geological   and   engineering   data
                         demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

                         (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

                              (A)  that  portion   delineated  by  drilling  and
                                   defined by gas-oil and/or oil-water contacts, if any; and

                              (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

                       (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

                      (iii) Estimates of proved reserves do not include the following:

                              (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves",

                              (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors,

                              (C)  crude  oil,  natural  gas,  and  natural  gas
                                   liquids,   that  may   occur   in   undrilled
                                   prospects, and

                              (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

proved developed oil     Reserves  that can be expected to be recovered  through
and gas reserves         existing  wells with  existing  equipment and operating
                         methods. Additional oil and gas expected to be obtained
                         through the  application  of fluid  injection  or other
                         improved  recovery  techniques  for  supplementing  the
                         natural  forces  and  mechanisms  of  primary  recovery
                         should be included as "proved developed  reserves" only
                         after testing by a pilot project or after the operation
                         of  an   installed   program  has   confirmed   through
                         production response that increased recovery will be achieved.

proved undeveloped       Reserves  that are  expected to be  recovered  from new
reserves                 wells on  undrilled  acreage,  or from  existing  wells
                         where a relatively  major  expenditure  is required for
                         recompletion.  Reserves on undrilled  acreage  shall be
                         limited to those drilling units  offsetting  productive
                         units that are  reasonably  certain of production  when
                         drilled.  Proved reserves for other undrilled units are
                         claimed  only  where  it  can  be   demonstrated   with
                         certainty  that there is continuity of production  from
                         the   existing   productive    formation.    Under   no
                         circumstances  are  estimates  for  proved  undeveloped
                         reserves  attributable  to any  acreage  for  which  an
                         application  of  fluid   injection  or  other  improved
                         recovery   technique  is   contemplated,   unless  such
                         techniques have been proved effective by actual tests in the area and in the same reservoir.

undeveloped acreage      Lands on which there are no current reserves assigned.

working interest         The interest held by a company in an oil or natural gas
                         property,    which   interest    normally   bears   its
                         proportionate   share  of  the  costs  of  exploration,
                         development, and operation as well as any royalties or other production burdens.


FORWARD LOOKING STATEMENTS

Pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), the Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements. Readers should also understand that under Section 27A(b)(2)(D) of the Securities Act of 1933, as amended, and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934, as amended, the "safe harbor" provisions of the PSLRA do not apply to statements made in connection with an initial public offering.

                                     PART I

ITEM 1.   DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------
Not applicable.


ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------
Not applicable.


ITEM 3.   KEY INFORMATION.
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2002, 2001 and 2000 was derived from the financial statements of the Company which have been audited by D&H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

Reference is made to Note 12 of the Company's financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

                                                                     YEAR ENDED MAY 31,
                                                         -------------------------------------------
                                                          2002(1)          2001(1)        2000(1)(2)
                                                             $                $                $
Revenues                                                    -0-              -0-              -0-
General and Administrative Expenses                       244,179          108,249          85,865
Net Earnings (Loss)                                      (408,713)        (248,035)         106,130
Total Assets                                              801,156          912,505         1,057,049
Net Assets                                                552,205          877,434          961,149
Capital Stock                                            1,102,823        1,019,339         855,019
Weighted Average Number of Shares                        6,509,418        3,233,755        2,038,016
Dividends per Share                                         Nil              Nil              Nil
Basic and Fully Diluted Earnings (Loss) Per Share         $(0.06)          $(0.08)           $0.05

(1) On September 27, 2001, the Company completed a reorganization with the shareholders of California Exploration Inc. ("CalEx"). This reorganization was treated for accounting purposes as a reverse takeover, whereby CalEx is deemed to be the purchaser and parent company. Accordingly, CalEx's net assets are included in the consolidated balance sheets at their historical book value and the net assets and business of the Company, the legal parent, were recorded at their fair values on September 27, 2001. In addition, the consolidated statements of operations and deficit and cash flow for the year ended May 31, 2002 include CalEx's results of operations and cash flow for the year ended May 31, 2002 and the Company's results of operations and cash flow from September 27, 2001. The comparative figures for the years ended May 31, 2001 and 2000 are those of CalEx.

(2) CalEx was incorporated on October 6, 1999, therefore, the fiscal year ended May 31, 2000 is for the period from October 6, 1999 through May 31, 2000.

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                                                        October 6,
                                                                         Year Ended      Year Ended       1999 to
                                                                           May 31,         May 31,        May 31,
                                                                            2002            2001           2000
                                                                              $               $              $
Consolidated Statements of Operations and Comprehensive Income
Earnings (loss) for the period
     Canadian GAAP                                                          (408,713)      (248,035)       106,130
     Write-down of investment (i)                                             38,500        100,000              -
     Other compensation expense (iv)                                               -       (160,000)             -
                                                                        ------------   ------------   ------------
                                                                            (370,213)      (308,035)       106,130
Other Comprehensive Income
     Unrealized holding gain (loss) on
       available-for-sale marketable securities (i)                          (27,317)      (129,576)        18,393
                                                                        ------------   ------------   ------------
Comprehensive earnings (loss) for the period                                (397,530)      (437,611)       124,523
                                                                        ============   ============   ============
     Earnings (loss) per share basic and fully diluted - US GAAP             $(0.06)         $(0.14)         $0.06
                                                                        ============   ============   ============


                                                                                            2002           2001
                                                                                              $              $
Consolidated Balance Sheets

Total Assets
     Canadian GAAP                                                                          801,156        912,505
     Available for sale securities (i)                                                            -        (11,183)
                                                                                       ------------   ------------
     US GAAP                                                                                801,156        901,322
                                                                                       ============   ============
Total Liabilities
     Canadian GAAP                                                                          248,951         35,071
                                                                                       ------------   ------------
     US GAAP                                                                                248,951         35,071
                                                                                       ============   ============
Shareholders' Equity
     Canadian GAAP                                                                          552,205        877,434
     Available for sale securities (i)                                                            -        (11,183)
                                                                                       ------------   ------------
     US GAAP                                                                                552,205        866,251
                                                                                       ============   ============

(i)  Marketable securities

     US GAAP requires marketable securities which are classified as available for sale to be carried at fair value, as determined by quoted published market prices, with unrealized losses and gains on available for sale securities to be included as a separate component of shareholders' equity. In addition, net realized gains and losses on security transactions would be determined on the specific identification cost basis and included in the determination of earnings for the year.

(ii) Stock option plan for employees and directors

     The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the periods ended May 31, 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's earnings (loss) and earnings
     (loss) per share would have been increased to the proforma amounts indicated below:

                                                                              2002         2001        2000
                                                                                $            $           $

     Earnings (loss) - as reported under US GAAP                            (397,530)    (437,611)    124,523
     Earnings (loss) - proforma                                             (447,800)    (437,611)    124,523

     Earnings (loss) per share - as reported under US GAAP                   $(0.06)      $(0.14)      $0.06
     Earnings (loss) per share - proforma                                    $(0.07)      $(0.14)      $0.06

     The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the periods ended May 31, 2002, 2001 and 2000:

                                             2002            2001           2000

     Risk-free interest rate                 3.14%            N/A            N/A
     Expected volatility                      125%            N/A            N/A
     Expected lives                        3 years            N/A            N/A

(iii)Private Placements of Common Stock with Related Parties

     US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended May 31, 2002, directors, officers and companies controlled by the directors or officers acquired nil shares (2001 - 1,600,000 shares; 2000 - 843,500 shares) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $nil (2001 - $160,000; 2000
     - $506,100);

(iv) Private Placements of Common Stock

     The Company conducts the majority of its equity financings pursuant to private placements. US GAAP does not permit a discount from the estimated fair value, or the market price, as appropriate. US GAAP requires the recognition of the estimated fair value or market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

     Under US GAAP, loss and capital distributions for the year ended May 31, 2002 would increase by $nil (2001 - $160,000; 2000 - $nil) and $nil (2001 -
     $40,000; 2000 - $nil), respectively, and share capital, as at May 31, 2002 would increase by $200,000 (2001 - $200,000; 2000 - $nil). There is no net
     change to shareholders' equity.

(v)  Reverse Take-over Accounting

     Under Canadian GAAP, a reverse takeover of a publicly listed shell corporation is presently considered to be a business combination. Under US GAAP, such a reverse takeover of a publicly listed shell corporation is considered to be a capital transaction in substance and not a business combination. In this particular transaction there is no difference in the underlying accounting for the transaction.

(vi) Income Tax

     Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

     As at August 31, 2002, the Company has fully reserved the $167,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $85,000 is attributable to the year ended May 31, 2002.

The Company's consolidated statements of cash flow comply with US GAAP.

NEW TECHNICAL PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB"), issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra- assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have any impact on its financial position or results of operations.

In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2000, 2001 and 2002.


                 Period                                       Average
     ------------------------------                           -------
     April 1, 2001 - May 31, 2002                              0.6377
     April 1, 2000 - May 31, 2001                              0.6596
     October 6, 1999 - May 31, 2000                            0.6834

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended October 31, 2002.


     Month                              High                    Low
     --------------                    ------                  ------
     June 2002                         0.6619                  0.6452
     July 2002                         0.6603                  0.6297
     August 2002                       0.6442                  0.6264
     September 2002                    0.6433                  0.6304
     October 2002                      0.6407                  0.6272
     November 2002                     0.6440                  0.6288

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on November 29, 2002, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.5658 (US$0.6387 = CDN$1.00).

RISK FACTORS

On September 27, 2001, the Company completed an Agreement and Plan of Merger with CalEx whereby the shareholders of CalEx acquired control of the Company in a reverse acquisition and CalEx became a wholly-owned subsidiary of the Company. The following risk factors pertain to the combined current business of the Company and CalEx.

Conflicts of  Interest
----------------------
All directors and officers of the Company will not be devoting all their time to the affairs of the Company, but will be devoting such time as required to effectively manage the Company. Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for property or assets or business prospects on their own behalf or on behalf of others. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

No members of management have enteredinto non-competition agreements with the Company. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management" below.

Business Plan
-------------
The Company's initial business plan was based upon entering into partner agreements with other persons and/or entities whereby such partners would fund the Company's prospect generation costs. The lack of drilling success has caused all of the initial partners to withdraw from these arrangements. The Company is assessing its ongoing plan of operations, seeking new partners for its remaining oil and gas prospects and reviewing other business opportunities within and outside the oil and gas industry. The Company has identified and entered into a letter of intent with Optimal Power Systems Ltd. ("OPS"). See "Item 4. Information on the Company - Business Overview". In light of the current market conditions, both the Company and OPS recognize that a restructuring of the OPS business plan is required before the proposed acquisition can proceed. The extent of the changes and the amendments, if any, to the letter of intent are not known at this time. The Company cannot predict if OPS will be successful in its restructuring. However, the Company feels that the restructuring must take place by the end of 2002.

Additionally, the acquisition of OPS would be subject to TSX Venture Exchange (the "TSX Venture") approval and shareholder approval.

Dependence on Key Personnel
---------------------------
The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. The Company has not obtained key-man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

On October 7, 2002, Mr. Ted Carlsen submitted his resignation as the President and a Director of the Company. Mr. Desmond O'Kell was appointed as the President of the Company in addition to his positions as Chief Financial Officer, Secretary and a Director of the Company.

Lack of Liquidity
-----------------
To date, there has been extremely limited trading of the Company's shares of common stock on the Over-the-Counter Bulletin Board system and trading of our shares on the TSX Venture was halted in December of 2001. See "Item 9. The Offer and Listing." Therefore, persons purchasing shares of the Company's common stock may not be able to resell the shares and may have to hold the shares indefinitely. In addition, purchasers may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.

"Penny" Stock Regulation of Broker-Dealer Sales of Company Securities
---------------------------------------------------------------------
The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5.00 per share, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Management believes the Company's common stock will be subject to the penny stock rules and, as such, holders of the common stock may find it difficult to sell the common stock of the Company.

Financing Risks
---------------
The Company has limited financial resources, no significant revenues, and has no assurance that additional funding will be available to it for exploration and development of the Company's projects or to fulfil its obligations under any applicable agreements. The only significant source of funds presently available to the Company is the sale of its equity capital. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. In addition, failure to obtain additional financing could also delay or nullify the proposal by the Company to acquire OPS. See "Item 4. Information on the Company - Business Overview."

Exploration and Production Risks
--------------------------------
The business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests. In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

Uninsurable Risks
-----------------
Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, it may suffer losses from uninsurable hazards or from hazards which the Company may choose not to insure against because of high premium costs or other reasons. The Company intends to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled, offsetting established production. The Company may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property, personal injury and loss of life. The payment of such liabilities may have a material, adverse effect on the Company's financial condition.

No Assurance of Titles
----------------------
It is the Company's practice in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, the Company will rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to hire a lawyer to examine the title to the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well, however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and the curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost.

Environmental Regulations
-------------------------
In general, the Company's exploration and production activities are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on the Company's operations or financial condition to date. Generally, environmental requirements do not appear to affect the Company any differently or to any greater or lesser extent than other companies in the industry.

The Company believes that its operations comply, in all material respects, with all applicable environmental regulations.

The Company maintains insurance coverage customary to the industry, however, it is not fully insured against all environmental risks.

Governmental Regulations
------------------------
Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, effects its profitability. However, since these regulations generally apply to all oil and gas producers, management of the Company believes that these regulations should not put the Company at a material disadvantage to other oil and gas producers.

Natural Gas Prices
------------------
In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has also exhibited similar market demand fluctuations.

Competition
-----------
The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual consumers.

Forward Looking Statements
--------------------------
This annual report contains estimates of the Company's oil and gas reserves and the estimated future cash flows therefrom that rely upon various assumptions, including assumptions as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the respective reserve reports. Any significant variance in these assumptions could materially affect the estimated quantities and present value of reserves set forth in this report. In addition, such reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the control of the Company. Actual production, revenues, taxes, development expenditures and operating expenses with respect to reserves will likely vary from the estimates used, and such variances may be material.

In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics and vary from steep declines to the relatively slow declines characteristic of long-lived fields. Except to the extent the Company acquires properties containing proved reserves or conducts successful development and exploration activities, or both, the reserves of the Company will decline as reserves are produced. The Company's future natural gas and oil production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and gas reserves would be impaired. In addition, there can be no assurance that the Company's future development, acquisition and exploration activities will result in additional reserves or that the Company will be able to drill productive wells at acceptable costs.

Availability
------------
The timing of oil and gas exploration and development activities is dependent on the availability of drilling and related equipment in the particular areas where such activities are to be conducted. Demand for such limited equipment by the Company's competitors or access restrictions imposed by an area's surface and/or weather conditions may affect such equipment availability to the Company and may delay exploration and development activities.


ITEM 4.   INFORMATION ON THE COMPANY
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the Company Act (British Columbia) (the "Company Act") on December 10, 1999 under the name "Buck Ventures Ltd." On May 10, 2000, the Company changed its name to "QDM Ventures Ltd." With the acquisition of CalEx as described below, on September 25, 2001, the Company changed its name to "California Exploration Ltd.", filed Articles of Continuance under the Business Corporations Act (Yukon) (the "Corporations Act"), and changed its domicile from British Columbia to the Yukon Territory. On October 1, 2001, the Company commenced trading on the TSX Venture under its new name of California Exploration Ltd. and with a new trading symbol of "CAX". On December 21, 2001, the Company requested the halt in trading of its common shares on the TSX Venture in conjunction with a proposed acquisition. As of the date of this annual report, the trading of the Company's common shares remain halted.

The Company's registered office is located at 3081 Third Avenue, Whitehorse, Yukon, Canada, Y1A 4Z7 (telephone number 867-668-4405). The Company's principal executive office and corporate office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7 (telephone number 604-685-9316). See "Item 4. Information on the Company - Principal Properties" and "Item 7. Major Shareholders and Related Party Transactions."

The Company does not have a registered agent in the United States.

The Company was initially formed to operate as a capital pool company, in accordance with the policies of the TSX Venture.

With the introduction of the Capital Pool Company Policy in November, 1999 (the "CPC Policy"), the TSX Venture created a new category of listing, the capital pool company, pursuant to which a company formed by individuals acceptable to the TSX Venture could complete an initial public offering earlier in its development than may be possible with a regular initial public offering. Proceeds from the initial public offering must be used primarily to investigate business opportunities for acquisition by the capital pool company. Only certain acquisitions can be made by the capital pool company to satisfy the CPC Policy. Such an acquisition is referred to as a qualifying transaction.

During the period ended May 31, 2000, the Company completed its initial financing and sold 2,200,001 common shares at a price of CDN$0.10 per share for proceeds of CDN$220,000. During December 2000, the Company completed an initial public offering and sold 1,000,000 common shares at a price of CDN$0.20 per share, for gross proceeds of CDN$200,000.

In connection with the public offering, the Company and Research Capital Corporation ("Research Capital"), an unaffiliated company, executed an Agency Agreement dated September 27, 2000, pursuant to which Research Capital agreed to act as the Company's agent in the offering. Research Capital was paid a corporate finance fee of CDN$7,500 in connection with the offering. The Company also granted Research Capital a warrant entitling Research Capital to purchase up to 100,000 common shares at CDN$0.20 per share expiring June 21, 2002. The proceeds from these financings were used to investigate business opportunities.

Pursuant to an Agreement and Plan of Merger dated July 3, 2001, between the Company, CalEx and QDM Acquisition Corporation (a wholly-owned subsidiary of the Company formed for the purpose of merging into CalEx), the shareholders of CalEx acquired control of the Company in a reverse acquisition completed September 27, 2001. CalEx is an oil and gas company incorporated in the State of Nevada.

The acquisition constituted a qualifying transaction under the CPC Policy. Pursuant to the terms of the Agreement and Plan of Merger, each shareholder of CalEx received one share of the Company's common stock for each share of CalEx common stock held. Additionally, all of the issued and outstanding shares of QDM Acquisition Corporation (which were held by the Company) were converted into shares of CalEx. As a result, CalEx became a wholly-owned subsidiary of the Company.

Since its incorporation on October 6, 1999, CalEx has principally operated in California where it has acquired, explored and developed petroleum and natural gas prospects in California. As a prospect generator, CalEx obtained financial support from joint venture partners. In addition, CalEx raised equity financing through the sale of its common stock.

BUSINESS OVERVIEW

As a result of the reverse acquisition, the Company's operations currently consist solely of the operations of CalEx.

The Company is a development stage independent oil and gas company and has, to date, not earned any production revenue, nor found any significant proved reserves on any of its properties.

The Company's goal is to identify, acquire, explore and develop oil and natural gas reserves in the Western United States, principally in the State of California. The Company's original business plan contemplated that joint venture partners would reimburse the Company for 100% of its prospect costs to acquire a 100% capital interest (75% working interest) in the drilling of the first well on each prospect resulting in the Company retaining up to a 25% interest in the prospect with the remaining 75% interest in the prospect being divided amongst the joint venture partners. Upon completion of the first well on a prospect, the Company would be required to fund its pro rata share of further development costs.

In conjunction with the qualifying transaction, the Company proceeded with the first stage of the exploration and development program prescribed for its oil and gas interests. As at May 31, 2002, the Company had drilled eight wells. Of the eight wells, six were abandoned as dry holes, one, the Suisun #25 well, required side-tracking to reach the target zone and one well was completed as a producing well although it was shut-in shortly after commencement of production. This well was subsequently abandoned. In addition, the joint venture partners informed the Company that they terminated their joint venture agreements and agreed to pay maintenance costs with respect to the prospect they retain an interest in. It was therefore determined by management of the Company to consider other opportunities in the oil and gas industry. Throughout the first half of calendar 2002, the Company worked towards finding partners to drill the side-track well to the Suisun #25 well.

In August 2002, the Company commenced the side-track of the Suisun #25 well. The side-track was completed in September 2002. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was then plugged and abandoned. As at May 31, 2002, the Company had recorded $268,396 associated with the acquisition and exploration on the Basil Prospect and the Suisun #25 well. A further $58,620 has been paid by the Company for its share of the side-track costs.

In an attempt to diversify the Company's operations, management began reviewing other business opportunities during late calendar 2001. In December 2001, the Company identified and began negotiations with OPS, a private company incorporated under the laws of Alberta. On December 21, 2001, the Company requested a halt in the trading of its common shares. On January 14, 2002, the Company signed a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of OPS. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS. No shares will be issued until OPS generates CDN $4 million in revenue, at which time 800,000 shares will be issued. An additional 800,000 shares will be issued when a further CDN $4 million in revenue is achieved. Thereafter 800,000 shares will be issued for each incremental CDN $5 million in revenue is achieved, until all 4.8 million shares are issued.


OPS is a privately-owned, software development company based in Edmonton, Alberta. The primary purpose of the business combination is to change the primary business focus of the Company from oil and gas exploration and development to the development and utilization of software technology for use in the oil and gas industry and in particular for optimization of oil and gas and power energy resources.

In light of the current market conditions, both the Company and OPS recognize that a restructuring of the OPS business plan is required before the proposed acquisition can proceed. The extent of the changes and the amendments, if any, to the letter of intent are not known at this time. The Company cannot predict if OPS will be successful in its restructuring. However, the Company feels that the restructuring must take place by the end of calendar 2002.

DISPOSITIONS

As a prospect generator, the Company's business is to acquire oil and gas prospects and farm-out its properties with industry joint venture partners. During fiscal 2001, the Company had farmed out various interests in its oil and gas properties for $405,740 cash. No dispositions or farm-outs occurred during fiscal 2002.

EXPLORATION EXPENDITURES

During fiscal 2001 and 2002, the Company incurred $309,841 and $287,045, respectively, on the acquisition and exploration of its petroleum interests. The majority of these properties were farmed out to joint venture partners.

2002 - 2003 EXPLORATION BUDGET

Subsequent to May 31, 2002, the Company incurred approximately $100,000 for its share of costs on the drilling of the side-track to the Suisun #25 well at the Basil Prospect. With the unsuccessful drilling results, the Company is assessing its business plan. No exploration budgets have been determined for the remainder of fiscal 2003.

PRINCIPAL PRODUCTS OR SERVICES AND MARKETS

To date, the Company has participated in exploration activities to locate crude petroleum and natural gas. The principal markets for these commodities are refining companies, natural gas transmission pipeline companies, utilities and private industry end-users, which purchase the crude oil, and natural gas pipeline companies, which purchase the gas.

SALES AND REVENUE DISTRIBUTION

To date, the Company has not generated any petroleum and natural gas revenues.

ADMINISTRATION

As at October 31, 2002, the Company had a working capital deficit of approximately $152,000.

In light of its unsuccessful drilling results at Regional California and the uncertainty of the proposed acquisition of OPS, the Company has made significant changes to reduce its administration costs to a minimum until it completes additional financings to either complete its acquisition of OPS and/or acquire additional petroleum property interests. The office in Bakersfield, California has been closed and all administrative and accounting functions have been contracted out to Chase Management Ltd. ("Chase"), a private company owned by Mr. Nick DeMare, a Director of the Company. The Company's aggregate administration costs for the twelve month period following the date of this report are estimated at $27,600 with an average monthly cost of $2,300. An estimated breakdown of these costs is as follows:

                     TABLE OF ESTIMATED ADMINISTRATIVE COSTS

                                                   Monthly               Yearly
                                                     ($)                   ($)

   Administration                                   1,000                12,000
   Legal, Audit and other Professional Fees           500                 6,000
   Office Supplies                                    100                 1,200
   Telephone Costs                                    100                 1,200
   Travel                                             100                 1,200
   Transfer Agent Fees                                500                 6,000
                                                  -------               -------
   Total                                            2,300                27,600
                                                  =======               =======

ORGANIZATIONAL STRUCTURE

The following organization chart sets forth the name of the Company's sole subsidiary, CalEx, its jurisdiction of incorporation and the Company's ownership interests therein as of the date of this report. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiary.

                               ORGANIZATION CHART

                         ------------------------------
                           California Exploration Ltd.
                                (Yukon Territory)
                         ------------------------------
                                       |
                                       |
                                       |
                         ------------------------------
                           California Exploration Inc.
                                    (Nevada)
                                      100%
                         ------------------------------

COMPETITIVE BUSINESS CONDITIONS, COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION

The Company's petroleum and natural gas exploration activities in the state of California are being undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable petroleum and natural gas properties for acquisition, the Company is competing with a number of other companies located in the state of California and elsewhere, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's initial competitive position in the petroleum and natural gas industry will be significant.

Management does not foresee any difficulties in procuring drilling rigs or the manpower to run them in the area of its operations; however, several factors, including increased competition in the area, may limit the availability of drilling rigs, rig operators and related personnel and/or equipment; such an event may have a significant adverse impact on the profitability of the Company's operations.

Competition in the petroleum and natural gas exploration industry exists in the form of competition to acquire the most promising acreage blocks and obtaining the most  favorable  prices for  transporting  the  product.  The  Company,  and ventures in which it participates, is relatively small compared to other petroleum and natural gas exploration companies and may have difficulty acquiring additional acreage and/or projects and arranging for the transportation of product, in the event the Company, or ventures in which it participates, is successful in its exploration efforts.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL LAWS

The Company and any venture in which it participates, is required to obtain permits for drilling oil or gas wells.

Exploration and production activities relating to oil and gas leases are subject to numerous environmental laws, rules and regulations. The Federal Clean Water Act requires the Company to construct a fresh water containment barrier between the surface of each drilling site and the underlying water table.

Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the Company's operations and costs through their effect on oil and gas exploration, development and production operations. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and the Company anticipates that there will be continuing changes. Laws and regulations protecting the environment have generally become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a corporation liable for environmental damages without regard to negligence or fault on the part of such corporation. Such laws and regulations may expose the Company to liability for the conduct of operations or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. Increasingly strict environmental restrictions and limitations have resulted in increased operating costs for the Company and other businesses throughout the United States, and it is possible that the costs of compliance with environmental laws and regulations will continue to increase. The modification of existing laws or regulations or the adoption of new laws or regulations relating to environmental matters could have a material adverse effect on the Company's operations. In addition, the Company's existing and proposed operations could result in liability for fires, blowouts, oil spills, discharge of hazardous materials into surface and subsurface aquifers and other environmental damage, any one of which could result in personal injury, loss of life, property damage or destruction or suspension of operations.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, requires payments for cleanup of certain abandoned waste disposal sites, even though such waste disposal activities were undertaken in compliance with regulations applicable at the time of disposal. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at facilities that are currently being operated. States also have regulatory programs that can mandate waste cleanup. CERCLA authorizes the Environmental Protection Agency ("EPA") and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. The scope of financial liability under these laws involves inherent uncertainties.

It is not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

The Company believes it is presently in compliance with all applicable federal, state or local environmental laws, rules or regulations; however, continued compliance (or failure to comply) and future legislation may have an adverse impact on the Company's present and contemplated business operations.

The foregoing is only a brief summary of some of the existing environmental laws, rules and regulations to which the Company's business operations are subject, and there are many others, the effects of which could have an adverse impact on the Company. Future legislation in this area will no doubt be enacted and revisions will be made in current laws. No assurance can be given as to what effect these present and future laws, rules and regulations will have on the Company's current and future operations.

PRINCIPAL PROPERTIES

Principal Oil and Gas Properties
--------------------------------
The Company's oil and natural gas prospects were located in the San Joaquin and Sacramento Basins of California. Each of the prospects differed in scope and character and consisted of working interests in petroleum and natural gas leases. During the fiscal year ended May 31, 2002, the Company, through CalEx, conducted various exploration activities on its properties. Based upon the results of those activities, the Company decided to not to conduct any exploration of its properties and abandoned or returned to the vendor most of its property interests. As of the date of this annual report, the Company does not hold any material interests in petroleum and natural gas leases. During the fiscal year ended May 31, 2002, the Company spent approximately $287,045 on the exploration of its properties. As at May 31, 2002, the Company had capitalized $268,396 associated with the exploration and development of its properties and subsequent to May 31, 2002, the Company incurred an additional $105,000 on the exploration and development of its properties. All of these amounts will be written off during the quarter ended November, 2002.

Production History
------------------
The Company's initial production from the Brown Sugar well commenced in May 2001 however, the Company has, to date, no significant production. During October 2001, the well was shut-in and, as of November 21, 2001, the Company abandoned its interest in this well.

Drilling Activity
-----------------
As at May 31, 2002, the Company had drilled eight wells. Of the eight wells drilled, six were abandoned as dry holes, one required side-tracking to reach the target zone and one was completed as a producing well although subsequently shut-in for reworking and was subsequently abandoned. Subsequent to May 31, 2002, the Company participated in the drilling of the side-track well on the Basil Prospect and an exploration well on the Michigan Prospect.

Oil and Gas Reserves

As at the date of this annual report, the Company has not acquired or developed any oil and gas reserves.

Acreage

As of the date of this annual report, the Company does not hold any developed or undeveloped oil and gas acreage.

Productive Oil and Gas Wells

As at the date of this annual report, the Company has no past or current productive oil and gas wells.

Proposed Exploration and Development Program

Subsequent to May 31, 2002, the Company has incurred $58,620 for its share of costs on the drilling of the side-track at the Basil Prospect. With the unsuccessful drilling results, the Company is assessing its business plan. No exploration budgets have been determined for the remainder of fiscal 2003.

Other Assets

The Company has provided OPS a bridge loan of CDN$150,000. The bridge loan is non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loan and in addition, the principals of OPS have pledged their shares of OPS as security.

Principal Offices

The Company's principal executive and corporate office is provided on a month-to-month basis by Chase as part of its agreement with the Company. Chase's office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------------------------------------------

The following discussion of the financial position, changes in financial position and results of operation of the Company for the fiscal years ended May 31, 2002, 2001 and 2000 should be read in conjunction with the accompanying Audited Financial Statements of the Company and related notes included therein.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with U.S. GAAP except for thedifferences noted to in Note 12 of the financial statements of the Company included herein. The noon rate of exchange on November 29, 2002, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.5658 (US$0.6387 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's operations since its incorporation.

The Company's financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

OVERVIEW

On September 27, 2001, the Company completed a reorganization with the shareholders of CalEx, whereby the Company issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding share capital of CalEx.

Since this transaction resulted in the former shareholders of CalEx acquiring control of the Company, the exchange has been treated for accounting purposes as a reverse takeover. In accounting for this transaction:

     i) CalEx is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheets at their historical book value;

     ii) control of the net assets and business of the Company was acquired effective September 27, 2001. The transaction has been accounted for as a purchase of the assets and liabilities of the Company by CalEx, with the assets and liabilities of the Company recorded at their fair values; and

     iii) the consolidated statements of operations and deficit and cash flow for the year ended May 31, 2002 include CalEx's results of operations and cash flow for the year ended May 31, 2002 and the Company's results of operations and cash flow from the effective date of the business acquisition. The comparative figures for the years ended May 31, 2001 and 2000 are those of CalEx.

RESULTS OF OPERATIONS

Fiscal Year Ended May 31, 2002 Compared to Fiscal Year Ended May 31, 2001
-------------------------------------------------------------------------
During the year ended May 31, 2002 the Company reported a net loss of $408,713 compared to a net loss of $248,035 for the comparable period in 2001. The increase in loss in 2002 was attributed to a number of factors. General and administration expenses increased by $135,930, from $108,249 in 2001 to $244,179 in 2002. During 2001, the majority of the Company's overhead costs were reimbursed by its joint venture partners. During 2002, the joint venture partners informed the Company that they terminated their joint venture agreements. As a result, the Company was not able to recover a significant portion of its overhead costs in 2002.

With the unsuccessful drilling of the regional California prospects, the Company has written-off $39,346 of costs. In addition, as at May 31, 2002, the Company had incurred $268,396 associated with the acquisition of the Basil Prospect and the drilling of the Suisun #25 well. A further $58,620 was paid by the Company, subsequent to May 31, 2002, for its share of the side-track. These costs will be recorded as impairment charges during fiscal 2003.

During 2002, a write-off of $74,293 was made to the receivable from Westone Ventures Inc. and Hutton Creek Resources Inc., former joint venture partners. In addition, the Company wrote-down its portfolio investments by a further $123,375 to its estimated $11,500 fair market value.

Fiscal Year Ended May 31, 2001 Compared to Fiscal Year Ended May 31, 2000
-------------------------------------------------------------------------
During the year ended May 31, 2001, the Company had incurred a loss of $248,035, compared to earnings of $106,130 reported during the period from inception, October 6, 1999 to May 31, 2000.

When operations commenced in October 1999, the Company charged certain of its joint venture partners an up front fee. This fee, a portion of which was settled with common shares of the joint venture partners, gave rise to the $252,833 gain on sale recorded during 2000. No gain on sale was recorded during 2001. During 2001, the Company reviewed the carrying values of its investment in the common shares received in 2000 and determined to make a write-down of $100,000 to reflect an impairment. In addition, due to changes in the oil and gas sector during 2001, the Company agreed that $123,406 would not be charged through to its joint venture partners but would be absorbed. These two items account for substantially all of the loss which was incurred for 2001. Interest income decreased during 2001 principally due to reduction in interest rates.

Given the nature of the Company's business there are not a substantial amount of expenditures being borne by the Company; $108,249 for 2001 and $85,865 for 2000. Each individual expense item, in and of itself, is not a significant cost item.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds any significant interests in oil and gas properties and is not generating operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. As at May 31, 2002, the Company had a working capital deficiency of $71,300 and non-current indebtedness of $58,920. The future viability of the Company is dependent upon the continued financial support of the Company's creditors and shareholders, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings, complete its proposed acquisition of OPS or generate sufficient cash flows.

EXPLORATION EXPENDITURES

During fiscal 2001 and 2002, the Company incurred $309,841 and $287,045, respectively, on the acquisition and exploration of its petroleum interests. The majority of these properties were farmed out to joint venture partners.


ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, position with the Company, principal occupation and period of service of the Company's officers and directors as at the date of this annual report:

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this report, are as follows:

                      POSITION WITH               TERM OF OFFICE
NAME                  THE COMPANY                (for each office held)
-----------------     -----------------------    -------------------------------
Desmond O'Kell(1)     President                  October 27, 2002 to present
                      Chief Financial Officer    September 27, 2001 to present
                      Director                   September 27, 2001 to present
                      Corporate Secretary        September 27, 2001 to present

John Behr(1)          Director                   September 27, 2001 to present

Nick DeMare(1)        Director                   Dec. 10, 1999 to Sept. 27, 2001
                                                 and
                                                 October 27, 2002 to present

(1)  Member of the Audit Committee.

There are no family relationships between any directors or executive officers of the Company. To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors.

Desmond O'Kell
--------------
Desmond O'Kell, age 36, has been the Managing Partner of Eland Jennings, a public relations firm located in Edmonton, Alberta, Canada, since March 1998. Mr. O'Kell is responsible for public relations and financing activities, and communications with analysts, brokers and institutions for Eland Jennings' clients. From September 1995 until February 1998, Mr. O'Kell was the Canadian Manager of Brocker Technology Group, a communications company with its main office in Auckland, New Zealand. Mr. O'Kell was responsible for managing the day-to-day operations of Brocker's Canadian office. From August 1989 to March 1995, Mr. O'Kell was the President and a director of Telesis Ind. Group, a manufacturing company located in Edmonton, Alberta, Canada. Mr. O'Kell was responsible for supervising Telesis' manufacturing, sales and distribution.

John M. Behr
------------
John M. Behr, age 42, has over 16 years of experience in the exploration industry. In 1984, he started his career as a research assistant at the University of Western Ontario. Following his work at the University of Western Ontario, he was employed by Geo-X Systems, Ltd., Calgary, Alberta, Canada, where he helped design and build one of the first seismic interpretation workstations. He joined Shell Canada Ltd. in 1989, where he worked on geophysical processing, system analysis and structural interpretation projects. He authored many internal technical papers, including original work on time and depth migration. Since 1997, Mr. Behr has been employed by Renata Resources Inc., Calgary, Alberta, Canada. Mr. Behr is a Senior Geophysicist for Renata and is involved in all aspects of the exploration process.

Mr. Behr graduated from the University of Western Ontario with a H.B. Sc. degree in Geophysics in 1984. He is a member of the Society for Exploration Geophysicists and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Nick DeMare
-----------
Nick DeMare, age 47, holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase, a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies.

The  Company  has  not  entered  into  any   non-competition  or  non-disclosure
agreements with any of the directors or officers of the Company.

BOARD PRACTICES

Each officer's and director's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

There are no contracts between the Company and any of the directors which would provide benefits to any director upon termination of employment.

Audit Committee
---------------
The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholders' meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the audit committee were Desmond O'Kell, John Behr and Nick DeMare.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

Compensation Committee
----------------------
The Company does not have a compensation committee.

COMPENSATION

The Company does not compensate its directors in their capacities as such.

During the fiscal year ended May 31, 2002, the directors and officers of the Company, as a group, had received or charged the Company a total of $90,817 for services rendered by the directors and officers or companies owned by the individuals.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers for its fiscal year ended May 31, 2002.

Executive Compensation
----------------------
Compensation of Named Executive Officers

The Company is required, by the Proxy and Information Circular Regulations to the Business Corporations Act (Yukon) ("Yukon Regulations") and applicable securities legislation in British Columbia ("B.C. Regulations"), to disclose to its shareholders details of compensation paid to its directors and officers under applicable Canadian Law.

The following table discloses, to the extent required by the B.C. Regulations and Yukon Regulations, information with respect to executive compensation paid by the Company to the Named Executive Officers indicated for the fiscal periods ended May 31, 2000, 2001 and 2002.

"Named Executive Officers" include the CEO, despite the amount of the CEO's compensation and each of the four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus during the most recently completed financial year was CDN$40,000 or more as required by the Yukon Regulations. In addition, disclosure is required for any individual whose salary and bonus during the most recent fiscal year was at least CDN$40,000, whether or not they were executive officers at the end of the fiscal year. During the fiscal year ended May 31, 2002, the Company had two Named Executive Officers, Ted Carlsen, the former President and Director of the Company and Donald W. Busby, the former President, CEO and Director of the Company.

                           SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION                        LONG TERM COMPENSATION
                                    ----------------------------------       ---------------------------------------
                                                                                       AWARDS                PAYOUTS
                                                                             ---------------------------     -------
                                                                OTHER         SECURITIES     RESTRICTED                    ALL
                                                                ANNUAL          UNDER         SHARES OR                   OTHER
       NAME AND                                                COMPEN-       OPTIONS/SARS    RESTRICTED       LTIP       COMPEN-
  PRINCIPAL POSITION     YEAR(1)      SALARY         BONUS      SATION         GRANTED       SHARE UNITS     PAYOUTS     SATION
                                        ($)           ($)        ($)             (#)             ($)           ($)         ($)
--------------------     -------    ----------       -----     -------       ------------    -----------     -------     -------
Ted Carlsen(2)            2002      $90,817(3)        Nil        Nil         250,000/Nil         N/A           N/A         Nil
former President          2001          N/A           N/A        N/A             N/A             N/A           N/A         N/A
                          2000          N/A           N/A        N/A             N/A             N/A           N/A         N/A

Donald W. Busby(2),       2002          Nil           Nil        Nil           Nil/Nil           N/A           N/A         Nil
former  President         2001          Nil           Nil        Nil         160,000/Nil         N/A           N/A         Nil
and Chief Executive       2000          Nil           Nil        Nil           Nil/Nil           N/A           N/A         Nil
Officer

(1)  Fiscal years ended May 31.
(2) On September 27, 2001, the Company completed the acquisition of CalEx, on which date Mr. Busby resigned as the President and a Director of the Company and Mr. Carlsen was appointed the President and a Director of the Company. On October 7, 2002, Mr. Carlsen resigned as the President and a Director of the Company.
(3) Includes $33,332 salaries paid to Mr. Carlsen prior to the Company's acquisition of CalEx.

Long-Term Incentive Plan Awards

Long-term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's common shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not grant any LTIP's during the most recently completed fiscal year ended May 31, 2002.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's common shares. There were no SAR's granted during the most recently completed fiscal year ended May 31, 2002 to the Named Executive Officers of the Company.

Options Granted and Exercised during the Most Recently Completed Financial Year

The following stock options were granted to the Company's Named Executive Officers during the fiscal year ended May 31, 2002:


                                                % OF TOTAL                           MARKET VALUE OF
                                               OPTIONS/SARS                       SECURITIES UNDERLYING
                         SECURITIES UNDER       GRANTED TO        EXERCISE OR      OPTIONS/SARS ON THE
                           OPTIONS/SARS        EMPLOYEES IN        BASE PRICE         DATE OF GRANT
    NAME                     GRANTED         FISCAL YEAR (1)      ($/SECURITY)         ($/SECURITY)       EXPIRATION DATE
---------------          ---------------     ---------------      ------------    ---------------------   ---------------
Ted Carlsen               250,000 / N/A           31.25%            CDN$0.60          CDN$0.20 / N/A         Sept.28/04

Donald W. Busby             Nil / N/A              N/A                N/A               N/A / N/A               N/A

(1) Percentage of all options granted during the fiscal year ended May 31, 2002.

No stock options were exercised during the fiscal year ended May 31, 2002 by the Named Executive Officers. The following table sets out the fiscal year-end value of unexercised options of the Named Executive Officers as at the fiscal year ended May 31, 2002:

                                                                                                 VALUE OF UNEXERCISED
                                                                   UNEXERCISED OPTIONS/SARS    IN-THE-MONEY OPTIONS/SARS
                              SECURITIES                              AT FISCAL YEAR END          AT FISCAL YEAR END
                              ACQUIRED ON          AGGREGATE                (#)(3)                     ($)(3)(4)
                               EXERCISE         VALUE REALIZED
     NAME                       (#)(1)              ($)(2)         EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----------------              -----------       --------------     -------------------------   -------------------------
Ted Carlsen                       Nil                 Nil                 250,000/N/A                     Nil

Donald W. Busby                   Nil                 Nil                 160,000/N/A               CDN$40,000/N/A

(1)  Number of shares acquired on the exercise of the options.

(2) Calculated using the difference between the closing price on the TSX Venture on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number relates solely to options.

(4) Calculated using the closing price of the Company's shares on the TSX Venture on December 21, 2001 of CDN$0.45, being the last day the shares traded prior to the halt in the trading of the Company's shares, less the exercise prices the options.

Defined Benefit or Actuarial Plan

The Company does not provide retirement benefits for directors or officers.

Termination of Employment, Change of Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds CDN$100,000 per executive officer.

Compensation of Directors

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

The following table sets out the number of stock options granted to directors of the Company who are not the Named Executive Officers during the fiscal year ended May 31, 2002, on an aggregate basis:

                                                 % OF TOTAL                            MARKET VALUE OF
                                                OPTIONS/SARS                             SECURITIES
                                                 GRANTED TO                              UNDERLYING
                         SECURITIES UNDER       EMPLOYEES IN         EXERCISE OR       OPTIONS/SARS ON
                           OPTIONS/SARS        FISCAL YEAR AND       BASE PRICE       THE DATE OF GRANT
         NAME                 GRANTED         INTERIM PERIOD(1)     ($/SECURITY)        ($/SECURITY)       EXPIRATION DATE
----------------------   ---------------      -----------------     ------------      -----------------    ---------------
 Directors other than       450,000/N/A            56.25%             CDN$0.60          CDN$0.20/N/A          Sept.28/04
    Named Executive
       Officers
          (#)
       three(3)

(1) Percentage of all options granted during the fiscal year ended May 31, 2002.

No stock options were exercised during the fiscal year ended May 31, 2002 by the directors of the Company who are not the Named Executive Officers. The following table sets out the fiscal year-end value of unexercised options held by the directors who are not the Named Executive Officers as of the fiscal year ended May 31, 2002:

                                                                                                 VALUE OF UNEXERCISED
                                                                   UNEXERCISED OPTIONS/SARS    IN-THE-MONEY OPTIONS/SARS
                              SECURITIES                              AT FISCAL YEAR END          AT FISCAL YEAR END
                              ACQUIRED ON          AGGREGATE                (#)(3)                     ($)(3)(4)
                               EXERCISE         VALUE REALIZED
          NAME                  (#)(1)              ($)(2)         EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
  --------------------        -----------       --------------     -------------------------   -------------------------
  Directors other than            Nil                 Nil                 450,000/N/A                   Nil/N/A
     Named Executive
        Officers
           (#)
        three(3)

(1)  Number of shares acquired on the exercise of the options.
(2) Calculated using the difference between the closing price on the TSX Venture on the date of exercise and the exercise price of the options.
(3) As freestanding SARs have not been granted, the number relates solely to the options.
(4) Calculated using the closing price of the Company's shares on the TSX Venture on December 21, 2001 of CDN$0.45, being the last day the shares traded prior to the halt of the trading of the Company's shares, less the exercise price of CDN$0.60 per share.


Indebtedness of Directors, Executive Officers And Senior Officers
-----------------------------------------------------------------
During the fiscal year ended May 31, 2001, the Company, through CalEx, provided a loan of $35,000 to Ted Carlsen, the former President and Director of the Company, to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company had received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares held by Mr. Carlsen. During the fiscal year ended May 31, 2002, the Company received a partial payment of $5,000 and, as at May 31, 2002, 300,000 Loan Shares remained pledged as security for the remaining principal balance of $30,000 of the promissory note.

On June 18, 2002, Mr. Carlsen agreed to sell, subject to regulatory approval, 650,000 common shares of the Company, which includes the remaining Loan Shares pledged as security for the $30,000 promissory note, to Mr. Desmond O'Kell. Mr. O'Kell has agreed to assume the indebtedness and terms of the promissory note.

On October 7, 2002, Mr. Carlsen resigned as the President and a Director of the Company and Mr. O'Kell was appointed the President of the Company.

Otherwise, during the Company's last completed financial year ended May 31, 2002, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

Employees

As at the date of this annual report, the Company had no employees. Certain of the Company's officers and directors devote less than full-time employment equivalent to the affairs of the Company. During the fiscal year ended May 31, 2002, the Company employed no full-time employees and one part-time employee. During the fiscal year ended May 31, 2001, the Company employed one full-time employee and no part-time employees.

Share Ownership

The following table sets forth certain information regarding ownership of the Company's shares by each current officer and director of the Company, and all officers and directors as a group, as of the date of this annual report.


                                         COMMON SHARE          PERCENTAGE OF(1)
NAME AND POSITION(S)                      OWNERSHIP           OUTSTANDING SHARES
-----------------------------------      ------------         ------------------

Desmond O'Kell                           1,643,500(2)               21.49%
President, Chief Financial Officer,
Secretary and Director

John Behr                                    5,000                   0.07%
Director

Nick DeMare                                660,001(3)                8.63%
Director                                 ---------                  -----

Officers and Directors,
as a group (3 persons)                   2,308,501                  30.19%
                                         =========                  =====


(1) Based on 7,646,085 shares of common stock outstanding as of the date of this annual report.
(2) On June 18, 2002, Mr. Ted Carlsen, the former President and Director of the Company, and Mr. O'Kell entered into an agreement whereby, subject to regulatory approval, Mr. Carlsen will sell 650,000 shares of the Company to Mr. O'Kell. The figures do not include the sale of the shares.
(3)  Includes 600,001 shares held directly and 60,000 shares held through Chase.

Options

On August 22, 2001, the shareholders of the Company approved the Company's Stock Option Plan. The Stock Option Plan provides for equity participation in the Company by the directors, officers and employees of the Company and their affiliates, employees of persons providing management services to the Company, and consultants to the Company and its affiliates, through the acquisition of common shares pursuant to the grant of options to purchase common shares. The Stock Option Plan is administered by the board of directors or, in certain circumstances, a committee of the board of directors. Options may be granted to purchase the Company's common shares on such terms that the administrator of the Stock Option Plan may determine within the limitations of the Stock Option Plan and subject to the rules of applicable regulatory authorities. The maximum aggregate number of common shares to be reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 1,518,217 common shares..

The exercise price for options granted under the Stock Option Plan may not be less than the closing price of the common shares on the TSX Venture on the trading day prior to the date of grant (less up to the maximum discount permitted by applicable TSX Venture policies). Options granted under the Stock Option Plan are subject to a minimum 18 month vesting schedule whereby each option will vest equally on a quarterly basis, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. Under TSX Venture rules all stock options granted under the Stock Option Plan and any Common Shares issued thereunder will be subject to a minimum four month hold period from the date of grant of the option.

Insiders of the Company are not permitted to hold options entitling them to acquire greater than 10% of the Company's outstanding common shares. The Stock Option Plan is effective until ten years from its commencement, unless the Stock Option Plan is extended or earlier terminated by the administrator of the Stock Option Plan in accordance with the terms thereof

The following table sets forth certain information regarding options held by the Company's officers, directors and employees to acquire common shares of the Company, as of the date this of annual report:

                            REASONS FOR STOCK OPTION
NAME                                 GRANT             NUMBER         EXERCISE PRICE       EXPIRY DATE
--------------------------       --------------      ----------       --------------       -------------------
                                                                           CDN$
Donald W. Busby(1)                  Director            160,000            0.20            December 21, 2003
Chase Management Ltd.(1)(2)         Director             35,000            0.20            December 21, 2003
Nick DeMare(1)                      Director             60,000            0.20            December 21, 2003
William Lee(1)                      Director             15,000            0.20            December 21, 2003
Harvey Lim(1)                       Employee             15,000            0.20            December 21, 2003
John Behr                           Director            100,000            0.60            September 28, 2004
Ted Carlsen                         Director            250,000            0.60            January 5, 2003(3)
Desmond O'Kell                      Director            250,000            0.60            September 28, 2004
                                                     ----------
                     TOTAL                              885,000
                                                     ==========

(1)  Options remain granted under arrangements negotiated.
(2)  Chase is a private company indirectly wholly-owned by Mr. DeMare.
(3)  Mr.  Carlsen  resigned  as the  President  and a Director of the Company on
     October  7,  2002.  His  options  remain   outstanding  90  days  from  his
     resignation.


ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------


PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership by all persons who beneficially own greater than five percent (5%) of the Company's outstanding shares, as of the date of this annual report:


                                                               PERCENTAGE OF
NAME                               NO. OF SECURITIES       OUTSTANDING SHARES(1)
--------------------------         -----------------       ---------------------
Desmond O'Kell                      1,893,500(2)(3)               23.98%
St. Albert, Alberta

Donald W. Busby                     1,560,000(4)                  19.98%
Bakersfield, California

Nick DeMare                           755,001(5)                   9.75%
Burnaby, British Columbia

Ted Carlsen                           900,000(3)(6)               11.40%
Bakersfield, California

(1)  Where  persons  listed on this  table  have the right to obtain  additional shares of common stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from the date of this annual report, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 7,646,085 shares of common stock outstanding as of the date of this annual report.
(2) On June 18, 2002, Messrs. Carlsen and O'Kell entered into an agreement whereby, subject to regulatory approval, Mr. Carlsen will sell 650,000 shares of the Company to Mr. O'Kell. These figures do not reflect the proposed sale of the shares.
(3)  Includes  options  held by Mr.  O'Kell to  acquire  an  additional  250,000 shares.
(4) These shares are held in the name of the Donald W. Busby 1999 Irrevocable Trust, of which Mr. Busby is the grantor of the trust and retains the power to replace the trustee. Includes options held by Mr. Busby to acquire an additional 160,000 shares.
(5) Includes options held by Mr. DeMare and Chase to acquire an additional 60,000 shares and 35,000 shares, respectively.
(6) Includes options held by Mr. Carlsen to acquire an additional 250,000 common shares which are set to expire on January 5, 2003.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

SIGNIFICANT CHANGES IN OWNERSHIP

On September 27, 2001, the Company issued 4,346,084 common shares to the former shareholders of CalEx as a result of its acquisition of CalEx under the Agreement and Plan of Merger.


ESCROWED SHARES

(1)  Capital Pool Escrow Shares

Pursuant to the Capital Pool Company Policy, all common shares which were issued prior to completion of a qualifying transaction and were beneficially owned, directly or indirectly, by a related party (a person who was a related party prior to the completion of the qualifying transaction) are required to be held in escrow, including common shares acquired by a related party prior to the Company's initial public offering and common shares acquired by a related party pursuant to the Company's initial public offering. The shares held in escrow may be voted by the owner of the shares. Any common shares acquired in the secondary market prior to the qualifying transaction by a control person of the Company, will also be held in escrow. Any common shares acquired by any person prior to the offering at less than the initial public offering price must also be held in escrow. Release of the common shares from escrow is subject to completion by the Company of a qualifying transaction.

The Company, Donald W. Busby, Nick DeMare and William Lee have entered into a discount seed share capital escrow agreement dated June 28, 2000 with Montreal Trust Company of Canada pursuant to which 2,200,001 seed capital shares were held in escrow (the "Escrow Agreement"). The Escrow Agreement provides that the common shares held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX Venture. The capital pool company policy provides that the TSX Venture will generally permit a transfer of escrow shares in an arm's length qualifying transaction to incoming principals of the Company. In the event of the bankruptcy of an escrow shareholder, provided the TSX Venture does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the Escrow Agreement. In the event of the death of an escrow shareholder, provided the TSX Venture does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

As of the date of this annual report, 880,000 common shares, representing 40% of the original escrowed shares, were released and the following shares remain held in escrow:


                                                             NUMBER OF COMMON
  NAME OF BENEFICIAL OWNER                                   SHARES IN ESCROW
  -----------------------------------------                  ----------------

  Donald W. Busby 1999 Irrevocable Trust(1)                           840,000

  Nick DeMare                                                         450,001

  William Lee                                                          30,000
                                                                  -----------
          TOTAL:                                                    1,320,001
                                                                  ===========

     (1) These common shares are held in the name of the Donald W. Busby 1999 Irrevocable Trust, of which Mr. Busby is the grantor of the trust and retains the power to replace the trustee.

The remaining shares in escrow will be released, as to 330,000 common shares, on each of the 18th, 24th, 30th and 36th month following the initial release date of September 27, 2001.

(2)  CalEx Escrow Shares

On the completion of the Agreement and Plan of Merger, a total of 2,323,500 common shares held by the principals of CalEx described below were escrowed in accordance with the policies of the TSX Venture (the "Escrowed Securities") in connection with the acquisition. The Escrowed Securities have been deemed to be Surplus Securities and will be released from escrow on an automatic six year time release, at six month intervals, in equal tranches of 5% for the first four tranches ending on the 24th month from September 27, 2001, the date of the TSX Venture Notice, and in equal tranches of 10% for the remaining eight tranches ending on the 72nd month from the date of the TSX Venture Notice.

As at the date of this annual report, the following shares remain held in escrow.

                                                NUMBER OF COMMON
  NAME OF BENEFICIAL OWNER                      SHARES IN ESCROW
  ------------------------                      ----------------

  Ted Carlsen                                         612,000(1)

  Desmond O'Kell                                    1,479,150
                                                   ----------
          TOTAL:                                    2,091,150
                                                   ==========

     (1) includes 27,000 common shares held by associates and affiliates of Mr. Carlsen

CHANGE OF CONTROL

On January 14, 2002, the Company entered into a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of OPS. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS. No shares will be issued until OPS generates CDN $4 million in revenue, at which time 800,000 shares will be issued. An additional 800,000 shares will be issued when a further CDN $4 million in revenue is achieved. Thereafter 800,000 shares will be issued for each incremental CDN $5 million in revenue is achieved, until all 4.8 million shares are issued.

OPS is a privately-owned, software development company based in Edmonton, Alberta. The primary purpose of the business combination is to change the primary business focus of the Company from oil and gas exploration and development to the development and utilization of software technology for use in the oil and gas industry and in particular for optimization of oil and gas and power energy resources.

The Company has provided OPS a bridge loan of CDN$150,000. The bridge loan is non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loan and in addition, the principals of OPS have pledged their shares of OPS as security.

In light of the current market conditions, both the Company and OPS recognize that a restructuring of the OPS business plan is required before the proposed acquisition can proceed. The extent of the changes and the amendments, if any, to the letter of intent are not known at this time. The Company cannot predict if OPS will be successful in its restructuring. However, the Company feels that the restructuring must take place by the end of calendar 2002.

UNITED STATES SHAREHOLDERS

As of the date of this annual report, there were approximately 12 registered holders of the Company's common shares in the United States, with combined holdings of 1,152,500 shares, representing 15.07% of the issued shares of the Company on November 30, 2002.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

RELATED PARTY TRANSACTIONS AND PROPOSED COMPENSATION

Other than as disclosed below, for the year ended May 31, 2002 and the period from June 1, 2002 to October 31, 2002, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.




     1. From inception to May 31, 2002, the Company issued common shares to its former officers and directors, at CDN$0.10 per share, as follows:

          Shares issued to the Donald W. Busby
             1999 Irrevocable Trust(1)                               1,400,000
          Shares issued to Mr. Nick DeMare                             750,001
          Shares issued to Mr. William Lee                              50,000
                                                                    ----------
               Total                                                 2,200,001
                                                                    ==========

          (1) These shares are held in the name of the Donald W. Busby 1999 Irrevocable Trust, of which Mr. Donald W. Busby is the grantor of the trust and retains the power to replace the trustee.

     2. During the fiscal year ended May 31, 2002 the Company paid a total of $13,092 (2001 - $2001; 2000 - $nil) to Chase for accounting services provided by Chase, a private corporation owned 100% indirectly by Mr. DeMare. Mr. DeMare resigned as a Director of the Company on completion of the acquisition of CalEx on September 27, 2001. Mr. DeMare was reappointed as a Director of the Company on October 7, 2002.

     3. During the fiscal year ended May 31, 2001, the Company provided a working capital loan of $35,000 to Ted Carlsen, the former President of the Company. During the fiscal year ended May 31, 2002, $5,000 was repaid. See "Indebtedness of Management" below.

INDEBTEDNESS OF MANAGEMENT

Except as described below, no director, officer or promoter or other member of management of the Company, or any associate or affiliate of any such person, is or has been indebted to the Company.

During the fiscal year ended May 31, 2001, the Company, through CalEx, provided a loan of $35,000 to Ted Carlsen, the former President and Director of the Company, to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company had received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares held by Mr. Carlsen. During the fiscal year ended May 31, 2002, the Company received a partial payment of $5,000 and, as at May 31, 2002, 300,000 Loan Shares remained pledged as security for the remaining principal balance of $30,000 of the promissory note.

On June 18, 2002, Mr. Carlsen agreed to sell, subject to regulatory approval, 650,000 common shares of the Company, which includes the remaining Loan Shares pledged as security for the $30,000 promissory note, to Mr. Desmond O'Kell. Mr. O'Kell has agreed to assume the indebtedness and terms of the promissory note.

On October 7, 2002, Mr. Carlsen resigned as the President and a Director of the Company and Mr. O'Kell was appointed the President of the Company.

Otherwise, during the Company's last completed financial year ended May 31, 2002, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness. Otherwise, during the Company's last completed financial year ended May 31, 2002, no director, executive officer or other officer of the Company, has been indebted to the Company or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, other than through normal business dealings.

CONFLICTS OF INTEREST

The table below shows that certain directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time-to-time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. As of the date of this report, no conflicts of interest have arisen, except as described below and above. Where conflicts of interests arose, the directors of the Company disclosed their interests and abstained from voting on the transaction.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada, and for which such director currently serves as an officer or director:

PRINCIPAL            REPORTING COMPANY                        CAPACITY                  PERIOD
--------------       ----------------------------             ---------                 ----------------------
Desmond O'Kell       n/a                                      n/a                       n/a

Nick DeMare          Aladdin Resources Corp.                  Director                  January 2001 - present
                                                              Secretary                 January 2001 - November 2001
                     Andean American Mining Corp.             Secretary                 December 1995 - present
                     California Exploration Ltd.              Director                  October 2002 - present
                     Desert Holdings Inc.                     Director                  October 2002 - present

                                     - 31 -

PRINCIPAL            REPORTING COMPANY                        CAPACITY                  PERIOD
--------------       ----------------------------             ---------                 ----------------------
                     GGL Diamond Corp.                        Director                  May 1989 - present
                     Golden Peaks Resources Ltd.              Director                  January 1992 - present
                     Hilton Petroleum Ltd.                    Director                  October 1989 - present
                     Hydromet Technologies Limited            Director                  September 2000 - present
                     Kookaburra Resources Ltd.                Director                  June 1988 - present
                     Trimark Energy Ltd.                      Director                  January 1996 - present
                     Tumi Resources Limited                   Director                  January 2000 - present

John Behr            n/a                                      n/a                       n/a

There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor's investment decision except as described in this section.

The Company does not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company's business.


ITEM 8.   FINANCIAL INFORMATION
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

Audited Financial Statements for the fiscal years ended May 31, 2002, 2001 and 2000.

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Company or CalEx is a party, nor to the best knowledge of management are any legal proceedings contemplated.

SIGNIFICANT CHANGES

Subsequent to May 21, 2002, the Company incurred approximately $105,000 in expenditures on its petroleum properties. The majority of these costs related to the side-track well on the Basil Prospect. The well was uneconomic and was plugged and abandoned.

DIVIDEND POLICY

Since its  inception,  the Company has not paid any  dividends to  shareholders.
Management does not anticipate that the Company will pay any dividends to shareholders in the immediate future.


ITEM 9.   THE OFFER AND LISTING.
--------------------------------------------------------------------------------


PRICE HISTORY

The Company's common stock commenced trading on the TSX Venture on December 21, 2000. The Company's common stock currently trades on the TSX Venture, under the symbol "CAX" and CUSIP number 130202 10 4. On December 21, 2001, the trading of the Company's shares were halted to allow for the announcement of the proposed acquisition of OPS. The shares have not resumed trading.

The following table lists the monthly volume of trading and high and low sales prices on the TSX Venture for shares of the Company's common stock for the period from June 1, 2001 to December 21, 2001:

                 TORONTO VENTURE EXCHANGE STOCK TRADING ACTIVITY

                                   HIGH               LOW
MONTH ENDED                       (CDN$)             (CDN$)              VOLUME
--------------------              ------             ------             -------
December 21, 2001(1)               0.50               0.35              106,500
November 30, 2001                  0.40               0.17               27,000
October 31, 2001                   0.27               0.20               50,500
September 30, 2001                 0.23               0.21               22,000
August 31, 2001                    0.40               0.23               25,350
July 31, 2001(2)                   0.70               0.35              134,000
June 30, 2001(2)                    -                   -                     -

(1) Trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of the proposed acquisition of OPS. The shares have not resumed trading.

(2) Trading in the Company's shares was halted on May 3, 2001 to allow for the announcement of the acquisition of CalEx. The shares resumed trading on July 12, 2001.

The   Company's   common   shares  have  been  approved  for  quotation  on  the
Over-the-Counter Bulletin Board (the "OTC") system operated by the National Association of Securities Dealers under the symbol CAXVF; the initial trade of the Company's common shares on the OTC system occurred on January 22, 2002.

                    OTC BULLETIN BOARD STOCK TRADING ACTIVITY


                                                    SALES PRICE (US$)
                                                -------------------------
YEAR ENDED                    VOLUME            HIGH                 LOW

May 31, 2002                 2,530,800          $0.43               $0.20


                                                    SALES PRICE (US$)
                                                -------------------------
QUARTER ENDED                 VOLUME            HIGH                 LOW

November 31, 2002                4,500          $0.03               $0.03
August 31, 2002                  2,500          $0.15               $0.15
May 31, 2002                 1,525,500          $0.43               $0.20
February 28, 2002            1,005,300          $0.40               $0.32



                                                    SALES PRICE (US$)
                                                -------------------------
MONTH ENDED                   VOLUME            HIGH                 LOW

November 30, 2002                4,500          $0.03               $0.03
October 31, 2002                     -          $ -                 $ -
September 30, 2002                   -          $ -                 $ -
August 31, 2002                      -          $ -                 $ -
July 31, 2002                        -          $ -                 $ -
June 30, 2002                    2,500          $0.15               $0.15


These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTC-BB is smaller and less liquid than the major securities markets in the United States. The trading volume of our shares on the OTC-BB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.

ITEM 10.  ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


ARTICLES OF CONTINUANCE AND BYLAWS

The Company was incorporated under the laws of British Columbia, Canada on December 10, 1999 by registration of its Memorandum and Articles with the B.C. Registrar of Companies under the incorporation number 597349. On September 25, 2001, the Company was continued to the Yukon Territory, Canada by the registration of its Articles of Continuance with the Yukon Registrar of Corporations.

The Company has previously been engaged in the business of acquiring, exploring and developing crude oil and natural gas prospects in the San Joaquin and Sacramento Basins in California, United States. See "Item 4. Information on the Company." The following is a summary of all material provisions of the Company's Articles of Continuance and Bylaws and certain provisions of the Yukon Business Corporations Act (the "Yukon Act"), applicable to the Company:

A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED

     A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract must disclose the nature and extent of his interest in accordance with the Yukon Act. A director who holds such material interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken. A director that is a party to a material contract or proposed material contract cannot vote on any resolution to approve the contract unless the contract is:

     1. an arrangement by way of security for money lent to or obligations undertaken by a director, or by a body corporate in which a director has an interest, for the benefit of the Company or an affiliate,

     2. a contract relating primarily to a director's remuneration as a director, officer, employee or agent of the Company or an affiliate;

     3. a contract for purchasing and maintaining insurance to cover directors against liability incurred by them as directors as specified under the Yukon Act;

     4. a contract for the indemnification of a director by the Company as specified under the Yukon Act; or

     5.   a contract with an affiliate.

B. DIRECTOR'S POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY

     The compensation of the directors is governed by the Company's By-laws which allow for the determination of remuneration to be paid by the Board of Directors.

C.   BORROWING POWERS EXERCISABLE BY THE DIRECTORS

     The directors may, on behalf of the Company:

     1.   borrow money on the credit of the Company;

     2.   issue, reissue, sell or pledge debt obligations of the Company;

     3. give a guarantee on behalf of the Company to secure performance of an obligation of any person, subject to certain conditions detailed in section 46 of the Yukon Act; or

     4. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired to secure any obligation of the Company.

D.   RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT

     There are no such provisions applicable to the Company under its Articles of Continuance, Bylaws or the Yukon Act.

E.   NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION

     A director of the Company is not be required to hold a share in the capital of the Company as qualification of his office.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Articles of Continuance.

Of the Company's unlimited share capital, a total of 7,646,085 common shares were issued and outstanding as of November 30, 2002. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement of dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

The declaration of dividends on the common shares of the Company is within the discretion of the Company's Board of Directors. The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

The Company's issued and outstanding common shares are not subject to further capital calls by the Company and there are no provisions in the Company's Articles of Continuance or Bylaws or the Yukon Act discriminating against any existing or prospective holder of the Company's common shares as a result of such shareholder owning a substantial number of shares.

Neither the Articles of Continuance nor the Bylaws of the Company have any limitations on non-resident or foreign ownership of the Company's common shares.

The Yukon Act provides that the rights and provisions attached to any class of shares may not be amended unless consented to by a separate resolution passed by a majority of not less than 2/3 of the votes cast, in person or by proxy, by holders of shares of that class.

SHAREHOLDER MEETINGS

The Company's first annual general meeting must take place within eighteen months of the date of its incorporation and thereafter an annual general meeting will be held not later than fifteen months from its last meeting of shareholders, at such time and place as may be determined by the directors.

A notice of record date advising of the Company's annual general meeting and the date for which the determination of shareholders is to be fixed must be issued seven days in advance of the record date. The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date. A quorum for the transaction of business at a general meeting is two shareholders present in person or represented by proxy representing a minimum of 5% of the issued voting shares in the Company.

Only members who are registered holders of the Company's shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

MATERIAL CONTRACTS

The following is a listing of contracts material to the business of the Company, which were not entered into in the ordinary course of business:

(1) Letter of Intent Agreement dated January 14, 2002, among the Company, OPS, EYEKON Technologies Inc. and Craig Clydesdale. See "Item 4. Information on the Company - Business Overview";

(2) Escrow Agreement dated September 26, 2001 among the Company, Computershare Trust Company of Canada and each of Greystoke Investments Inc., Ted Carlsen and Monica Carlsen. See "Item 7. Major Shareholders and Related Party Transactions - Escrowed Shares";

(3) Sponsorship Agreement dated July 6, 2001 among the Company, Canaccord Capital Corporation ("Canaccord") and California Exploration, Inc., whereby Canaccord agreed to sponsor the qualifying transaction for the listing of the Company on the TSX Venture at a cost of CDN$25,000;

(4) Agreement and Plan of Merger dated July 3, 2001 among the Company, California Exploration, Inc. and QDM Acquisition Corporation. See "Item 4. Information on the Company - Acquisition of California Exploration Inc.";

(5) Letter Agreement dated May 3, 2001 between the Company, California Exploration, Inc., Theodore Carlsen and Desmond O'Kell. See "Item 5. Operating and Financial Review and Prospects - Overview.";

(6) Stock Option Agreements dated June 19, 2000 among the Company and each of Donald W. Busby, Chase Management Ltd., Nick DeMare, William Lee and Harvey Lim. See "Item 6. Directors, Senior Management and Employees - Options.";

(7) Escrow Agreement dated June 28, 2000 among the Company and each of the Donald W. Busby 1999 Irrevocable Trust, Chase Management Ltd., Nick DeMare and William Lee. See "Item 7. Major Shareholders and Related Party Transactions - Escrowed Shares."; and

(8) Agency Agreement dated September 27, 2000 between QDM Ventures Ltd., Research Capital Corporation and Montreal Trust Company of Canada. See "Item 4. Information on the Company - History and Development of the Company."

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Common Stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation," below.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non- Canadians to hold or vote the common stock of the Company under the laws of Canada or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

(1)  an investment to establish a new Canadian business; and

(2) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(1) direct acquisitions of control of Canadian businesses with assets of CDN$5 million or more unless the acquisition is being made by an American investor;

(2) direct acquisitions of control of Canadian businesses with assets of CDN$152 million or more by an American investor;

(3) indirect acquisitions of control of Canadian businesses with assets of CDN$5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4) indirect acquisitions of control of Canadian businesses with assets of CDN$152 million or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

(5) indirect acquisitions of control of Canadian businesses with assets of CDN$50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(6) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does not believe the Act would apply to an investment in the Company's shares by a U.S. investor.

TAXATION

Material Canadian Federal Income Tax Consequences
-------------------------------------------------
Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada Customs and Revenue Agency, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends
---------
Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains
-------------
In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the TSX Venture is a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

     (a)  the non-resident holder;
     (b) persons with whom the non-resident holder did not deal at arm's length; or
     (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations
--------------------------------------------------------
The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's common stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.


FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation (a "CFC") under current U.S. law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this annual report may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, during normal business hours.



ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------
Not applicable.



ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
--------------------------------------------------------------------------------
Not applicable.


                                     PART II


ITEM 13.  ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------
Not applicable.



ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
--------------------------------------------------------------------------------
Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------
Within the 90-day period prior to the filing of this report there have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls.



ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------
Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
See pages F-1 though F-20.


ITEM 18.  FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Not applicable.


ITEM 19.  EXHIBITS
--------------------------------------------------------------------------------

   EXHIBIT NUMBER                                         DESCRIPTION                                         PAGE
   --------------      -----------------------------------------------------------------------------          ----
         1.1           Articles of Continuance (3)                                                             N/A
         1.2           By-Law No. 1 (3)                                                                        N/A
         3.1           Stock Option Agreements dated June 19, 2000 among the Company and each of               N/A
                       Donald W. Busby, Chase Management Ltd., Nick DeMare, William Lee and
                       Harvey Lim. (1)
         3.2           Escrow Agreement dated June 28, 2000 among the Company and each of                      N/A
                       Donald W. Busby 1999 Irrevocable Trust, Chase Management Ltd., Nick
                       DeMare and William Lee. (1)
         3.3           Agency Agreement dated September 27, 2000 between QDM Ventures Ltd.,                    N/A
                       Research Capital Corporation and Montreal Trust Company of Canada. (2)
         3.4           2001 Stock Option Plan (3)                                                              N/A
         3.5           Letter Agreement dated May 3, 2001 between the Company, California                      N/A
                       Exploration Inc. and certain major shareholders of California Exploration Inc.
                       (3)
         3.6           Agreement and Plan of Merger dated July 3, 2001 among the Company,                      N/A
                       California Exploration Inc. and QDM Acquisition Corporation (3)
         3.7           Sponsorship Agreement dated July 6, 2001 among the Company, Canaccord                   N/A
                       Capital Corporation and California Exploration Inc. (3)
         3.8           Escrow Agreement dated September 26, 2001 among the Company,                            N/A
                       Computershare Trust Company of Canada and each of Greystoke Investments
                       Inc., Ted Carlsen and Monica Carlsen (3)
         3.9           Letter of Intent Agreement dated January 14, 2002 among the Company,                    67
                       Optimal Power Systems Ltd., EYEKON Technologies Inc. and Craig
                       Clydesdale.
         8.1           List of Subsidiaries                                                                    78
        10.1           Certification of Desmond O'Kell                                                         80

     (1) Previously filed as an exhibit to the Company's registration statement on Form 20-F, filed with the Securities and Exchange Commission on August 31, 2000. File Number 0-30920.

     (2) Previously filed as an exhibit to the Company's registration statement on Form 20-F/A Amendment No. 1, filed with the Securities and Exchange Commission on October 16, 2000. File Number 0-30920.

     (3) Previously filed as an exhibit to the Company's registration statement on Form 20-F Annual, filed with the Securities and Exchange Commission on November 29, 2001. File Number 0-30920.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                           CALIFORNIA EXPLORATION LTD.


Dated: December 11, 2002                   /s/ Desmond O'Kell
       -------------------                 -------------------------------------
                                           Desmond O'Kell
                                           President, (Chief Executive Officer),
                                           Chief Financial Officer and Secretary

                                  CERTIFICATION



I, Desmond O'Kell, certify that:

1.   I have reviewed  this annual report on Form 20-F of California  Exploration
     Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


Date:    December 11, 2002
         -------------------------

Signed:   /s/ Desmond O'Kell
         -------------------------
         Desmond O'Kell, President, (Chief Executive Officer),
         Chief Financial Officer and Secretary

--------------------------------------------------------------------------------



                           CALIFORNIA EXPLORATION LTD.

                          (Formerly QDM Ventures Ltd.)

                          (A Development Stage Company)


                        CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED MAY 31, 2002 AND 2001,

                  AND PERIODS FROM OCTOBER 6, 1999 (INCEPTION)

                            TO MAY 31, 2000 AND 2002

          (Expressed in United States Dollars, unless otherwise stated)


--------------------------------------------------------------------------------

AUDITORS' REPORT


To the Shareholders of
California Exploration Ltd. (formerly QDM Ventures Ltd.)


We have audited the consolidated balance sheets of California Exploration Ltd. (formerly QDM Ventures Ltd.) as at May 31, 2002 and 2001 and the statements of operations and deficit and cash flow for the years ended May 31, 2002 and 2001 and for the period from incorporation on December 10, 1999 to May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and cash flow for the years ended May 31, 2002 and 2001 and for the period from incorporation on December 10, 1999 to May 31, 2000 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at May 31, 2002 and 2001 and the results of operations for the years ended May 31, 2002 and 2001 and for the period from December 10, 1999 to May 31, 2000 to the extent summarized in
Note 12 to the financial statements.


                                                               /s/ D&H Group
Vancouver, B.C.
September 27, 2002                                         Chartered Accountants



                                    D&H Group
                          A Partnership of Corporations
        A Member of BHD Association with affiliated offices across Canada and Internationally 10 th Floor, 1333 West Broadway, Vancouver B.C. V6H
               4C1 www.dhgroup.ca ! F 604-731-9923 T 604-731-5881

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated September 27, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                                /s/ D&H Group
Vancouver, B.C.
September 27, 2002                                         Chartered Accountants








                                    D&H Group
                          A Partnership of Corporations
        A Member of BHD Association with affiliated offices across Canada and Internationally 10 th Floor, 1333 West Broadway, Vancouver B.C. V6H
               4C1 www.dhgroup.ca ! F 604-731-9923 T 604-731-5881

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
          (Expressed in United States Dollars, unless otherwise stated)

                                                                                     2002                 2001
                                                                                      $                    $
                                   A S S E T S
CURRENT ASSETS

Cash                                                                                    98,408              360,580
Amounts receivable and prepaids                                                         20,323              159,004
                                                                                  ------------         ------------
                                                                                       118,731              519,584

BRIDGE LOANS (Note 4)                                                                   99,800                    -

CAPITAL ASSETS (Note 5)                                                                 50,698               91,290

OIL AND GAS PROPERTIES (Notes 6 and 13)                                                268,396               20,697

OTHER ASSETS (Note 7)                                                                  263,531              280,934
                                                                                  ------------         ------------
                                                                                       801,156              912,505
                                                                                  ============         ============
                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 9(b))                                   190,031               35,071

ADVANCES FROM SHAREHOLDER (Note 9(a))                                                   58,920                    -
                                                                                  ------------         ------------
                                                                                       248,951               35,071
                                                                                  ------------         ------------
                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 8)                                                               1,102,823            1,019,339

DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE                                          (550,618)            (141,905)
                                                                                  ------------         ------------
                                                                                       552,205              877,434
                                                                                  ------------         ------------
                                                                                       801,156              912,505
                                                                                  ============         ============

OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 13)


APPROVED BY THE DIRECTORS

/S/ Desmond O'Kell, Director
----------------------------
/S/ Nick DeMare, Director
----------------------------

                                       F-4

        The accompanying notes are an integral part of these consolidated financial statements.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
          (Expressed in United States Dollars, unless otherwise stated)


                                                         CUMULATIVE FROM
                                                         OCTOBER 6, 1999       YEAR             YEAR           OCTOBER 6,
                                                         (INCEPTION) TO        ENDED            ENDED           1999 TO
                                                             MAY 31,          MAY 31,          MAY 31,          MAY 31,
                                                              2002             2002             2001             2000
                                                                $                $                $                $
EXPENSES

Accounting and administration                                   44,702           21,880           12,725           10,097
Audit and legal                                                 75,544           53,977           15,290            6,277
Amortization of capital assets                                  92,194           38,442           36,524           17,228
Office and miscellaneous                                       120,156           75,246           11,209           33,701
Salaries, wages and related benefits                            78,625           53,921           22,671            2,033
Travel and related costs                                        27,072              713            9,830           16,529
                                                          ------------     ------------     ------------     ------------
                                                               438,293          244,179          108,249           85,865
                                                          ------------     ------------     ------------     ------------
OTHER ITEMS

Gain on sale of oil and gas properties                         252,833                -                -          252,833
Write-down of other assets                                    (223,375)        (123,375)        (100,000)               -
Industry partners inducement                                  (123,404)               -         (123,406)               2
Impairment of oil and gas properties                           (39,346)         (39,346)               -                -
Write-off of amounts receivable                                (74,293)         (74,293)               -                -
Interest and other income                                       95,260           72,480           10,620           12,160
Income tax recovery (expense)                                        -                -           73,000          (73,000)
                                                          ------------     ------------     ------------     ------------
                                                              (112,325)        (164,534)        (139,786)         191,995
                                                          ------------     ------------     ------------     ------------
NET EARNINGS (LOSS) FOR THE PERIOD                            (550,618)        (408,713)        (248,035)         106,130

RETAINED EARNINGS (DEFICIT) -
    BEGINNING OF PERIOD                                              -         (141,905)         106,130                -
                                                          ------------     ------------     ------------     ------------
RETAINED EARNINGS (DEFICIT) -
     END OF PERIOD                                            (550,618)        (550,618)        (141,905)         106,130
                                                          ============     ============     ============     ============
BASIC AND DILUTED EARNINGS
     (LOSS) PER SHARE                                                           $(0.06)          $(0.08)            $0.05
                                                                           ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                                6,509,418        3,233,755        2,038,016
                                                                           ============     ============     ============



                                       F-5

        The accompanying notes are an integral part of these consolidated financial statements.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
          (Expressed in United States Dollars, unless otherwise stated)


                                                         CUMULATIVE FROM
                                                         OCTOBER 6, 1999       YEAR             YEAR           OCTOBER 6,
                                                         (INCEPTION) TO        ENDED            ENDED           1999 TO
                                                             MAY 31,          MAY 31,          MAY 31,          MAY 31,
                                                              2002             2002             2001             2000
                                                                $                $                $                $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net earnings (loss) for the period                            (550,618)        (408,713)        (248,035)         106,130
Items not affecting cash
   Amortization of capital assets                               92,194           38,442           36,524           17,228
   Write-off of amounts receivable                              74,293           74,293                -                -
   Write-down of other assets                                  223,375          123,375          100,000                -
   Impairment of oil and gas properties                         39,346           39,346                -                -
Decrease (increase) in amounts
   receivable and prepaids                                     (86,597)          72,407          255,102         (414,106)
Increase in accounts payable and accrued liabilities           192,635          157,564           12,171           22,900
Increase (decrease) in income taxes payable                          -                -          (73,000)          73,000
                                                          ------------     ------------     ------------     ------------
                                                               (15,372)          96,714           82,762         (194,848)
                                                          ------------     ------------     ------------     ------------
INVESTING ACTIVITIES

Additions to capital assets                                   (142,892)               -                -         (142,892)
Recovery of (additions to) oil and gas properties             (307,742)        (287,045)          63,520          (84,217)
Other assets                                                  (573,485)        (190,401)        (114,393)        (268,691)
Loan repayment (advance)                                       (30,000)           5,000          (35,000)               -
                                                          ------------     ------------     ------------     ------------
                                                            (1,054,119)        (472,446)         (85,873)        (495,800)
                                                          ------------     ------------     ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                                    1,078,450                -          200,000          878,450
Share issue costs                                              (24,111)               -             (680)         (23,431)
Deferred acquisition costs                                     (13,221)         (13,221)               -                -
Advances from shareholder                                       58,920           58,920                -                -
Cash assumed on reorganization                                 100,047          100,047                -                -
Reorganization costs                                           (32,186)         (32,186)               -                -
                                                          ------------     ------------     ------------     ------------
                                                             1,167,899          113,560          199,320          855,019
                                                          ------------     ------------     ------------     ------------
NET INCREASE ( DECREASE) IN CASH                                98,408         (262,172)         196,209          164,371

CASH - BEGINNING OF PERIOD                                           -          360,580          164,371                -
                                                          ------------     ------------     ------------     ------------
CASH - END OF PERIOD                                            98,408           98,408          360,580          164,371
                                                          ============     ============     ============     ============

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash activities

During the year ended May 31, 2002, the Company issued 4,346,084 common shares to complete the corporate reorganization, as described in Note 3.

                                       F-6

        The accompanying notes are an integral part of these consolidated financial statements.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


1.   OPERATIONS

     The Company was incorporated under the Company Act of British Columbia on December 10, 1999, as Buck Ventures Ltd. On May 10, 2000, the Company changed its name to QDM Ventures Ltd. As part of the reorganization described in Note 3, on September 25, 2001, the Company changed its name to California Exploration Ltd. and filed Articles of Continuance under the Business Corporations Act (Yukon Territory).

     The Company is focused on the acquisition, exploration and development of crude oil and natural gas reserves in the western United States. The Company is a development stage oil and gas company and, as of May 31, 2002, has not earned any significant production revenue, nor found proved reserves on any of its properties. The Company has entered into participation and farm-in agreements with industry partners on certain of its properties pursuant to which these partners have acquired interests in the Company's properties for cash and issuances of their common shares. Additional funding will be required for the Company to participate in the acquisition, exploration and development of interests in oil and gas properties. In order to meet the Company's continuing financing needs, management of the Company intends to raise working capital through the sale of common shares or other securities, or merge with industry partners.

     In addition to its oil and gas activities, the Company has also entered into a letter of intent, as described in Note 4, which if completed, will result in the Company conducting business in the technology sector.

     The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company's consolidated financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through sale of common shares or other securities and ultimately achieving profitable operations.


2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 12.

     The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, California Exploration Inc. ("CalEx"), a company incorporated under the laws of the state of Nevada. See also Note 3.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

     CASH EQUIVALENTS

     Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

     OIL AND GAS PROPERTIES

     Capitalized Costs
     -----------------
     The Company follows the full cost method of accounting for oil and gas operations. Under this method all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

     Depletion and Depreciation
     --------------------------
     Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

     Ceiling Test
     ------------
     In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     JOINT OPERATIONS

     Substantially all of the Company's oil and gas exploration activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

     CAPITAL ASSETS

     Capital assets, which comprise office equipment, furniture and fixtures and computer software are recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives.

          Office equipment                                      5 years
          Office furniture and fixtures                         7 years
          Software                                              3 years

     LONG-TERM INVESTMENTS

     Long-term investments are accounted for using the cost method.

     REVENUE RECOGNITION

     The Company will recognize oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells.

     INCOME TAXES

     Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

     LOSS PER SHARE

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     SHARE OPTION PLAN

     The Company has a stock option plan which is described in Note 8(c). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

     CONCENTRATION OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions.

     FAIR VALUE

     The carrying amount reported in the balance sheet for cash, amounts receivable, bridge loans, other assets, accounts payable and accrued liabilities and advances from shareholder approximates fair value.


3.   CORPORATE REORGANIZATION

     On September 27, 2001, the Company completed a reorganization with the shareholders of CalEx, whereby the Company issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding share capital of CalEx.

     Since this transaction resulted in the former shareholders of CalEx acquiring control of the Company, the exchange has been treated for accounting purposes as a reverse takeover. In accounting for this transaction:

     i) CalEx is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheets at their historical book value;

     ii) control of the net assets and business of the Company was acquired effective September 27, 2001. The transaction has been accounted as a purchase of the assets and liabilities of the Company by CalEx. The assets and liabilities of the Company have been recorded at their fair values, as follows:
                                                                           $

          Net working capital                                            89,208
          Advances to CalEx, as at combination date,
             eliminated on consolidation                                 21,462
          Deferred reorganization costs                                  70,113
                                                                   ------------
          Net assets purchased                                          180,783
                                                                   ============

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


3.   CORPORATE REORGANIZATION (continued)

     iii) the consolidated statements of operations and deficit and cash flow for the year ended May 31, 2002 include CalEx's results of operations and cash flow for the year ended May 31, 2002 and the Company's results of operations and cash flow from the effective date of the business acquisition. The comparative figures for the year ended May 31, 2001 are those of CalEx.

     Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $40,391 for the period June 1, 2001 to September 27, 2001.


4.   PROPOSED BUSINESS ACQUISITION

     On January 14, 2002, the Company entered into a letter of intent (the "Letter of Intent") whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS, based upon OPS achieving certain revenue levels.

     OPS was established in August 2001 to provide technology and turn-key solutions to optimize oil, gas and power energy resources. OPS is a development stage company with limited operations to date.

     The Company has provided OPS bridge loans totaling $99,800 (CDN $150,000). The bridge loans are non- interest bearing. OPS has agreed to pledge its assets as security for the bridge loans. In addition, the shareholders of OPS have also agreed to pledge their shareholdings in OPS as security.

     As at May 31, 2002, the Company has incurred $13,221 for legal fees associated with the proposed acquisition. This amount has been recorded as deferred acquisition costs. In the event the business acquisition is not completed, the Company will charge the deferred costs to operations.

     Subsequent to May 31, 2002, the Company and OPS agreed that a restructuring of OPS' business plan was required before the proposed acquisition could proceed. The extent of the changes and the amendments, if any, that may be required to the Letter of Intent are not known at this time.


5.   CAPITAL ASSETS

                                                    2002                                    2001
                                   --------------------------------------   --------------------------------------
                                                 ACCUMULATED                              ACCUMULATED
                                      COSTS     AMORTIZATION       NET          COSTS    AMORTIZATION      NET
                                   -----------  ------------  -----------   -----------  ------------  -----------
                                        $            $             $             $            $             $
     Office furniture and fixtures      20,466         7,288       13,178        25,750         5,560       20,190
     Office equipment                   50,425        24,916       25,509        51,895        15,272       36,623
     Software                           67,397        55,386       12,011        67,397        32,920       34,477
                                   -----------  ------------  -----------   -----------  ------------  -----------
                                       138,288        87,590       50,698       145,042        53,752       91,290
                                   ===========  ============  ===========   ===========  ============  ===========

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


6.   OIL AND GAS PROPERTIES

                                                        2002              2001
                                                         $                 $
     Undeveloped oil and gas prospects
        Acquisitions and leasehold costs               20,697            20,697
        Exploration costs                             247,699                 -
                                                  -----------       -----------
                                                      268,396            20,697
                                                  ===========       ===========

     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells.

     During the year ended May 31, 2002, the Company recorded an impairment charge of $39,346 (2001 - nil) reflecting its share of unsuccessful drilling activities and related acquisition costs. As at May 31, 2002, the Company had not found any proved reserves.

     See Note 13.


7.   OTHER ASSETS
                                                       2002              2001
                                                         $                 $

     Portfolio investments                             11,500           134,875
     Other                                            136,679           146,059
     Deferred acquisition costs (Note 4)               13,221                 -
     Due from related parties (Note 9(b))             102,131                 -
                                                  -----------       -----------
                                                      263,531           280,934
                                                  ===========       ===========

     During the year ended May 31, 2001, the Company wrote down its portfolio investments by $100,000. During the year ended May 31, 2002, the Company wrote down the investments by a further $123,375, to $11,500, its estimated fair market value.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


8.   SHARE CAPITAL

                                                                            Number
                                                                           of Shares             $

     Authorized - unlimited common shares
       (2001 - 100,000,000 common shares) without par value
     CalEx
     -----
     Inception, October 6, 1999                                                      -               -
     Shares issued for cash                                                  2,346,084         878,450
     Less:  share issuance costs                                                     -         (23,431)
                                                                          ------------    ------------
     Balance, May 31, 2000                                                   2,346,084         855,019

     Shares issued for cash                                                  2,000,000         200,000
     Less:  share issuance costs                                                     -            (680)
     Loan to officer                                                                 -         (35,000)
                                                                          ------------    ------------
     Balance, May 31, 2001                                                   4,346,084       1,019,339

     Repayment on loan by officer                                                    -           5,000

     Reverse Take-over Transaction at September 27, 2001
     ---------------------------------------------------
     Adjustment of shares to reflect shares of the legal
       parent outstanding at time of reverse take-over                       3,245,001               -
     Net assets of legal parent at time of reverse take-over                         -         180,783
     Less:  reorganization costs                                                     -        (102,299)
                                                                          ------------    ------------
     Balance, May 31, 2002                                                   7,591,085       1,102,823
                                                                          ============    ============


     (a) During the year ended May 31, 2002, the Company completed the business combination with CalEx and issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding common stock of CalEx. Of the shares issued in the business combination, at May 31, 2002, 2,207,325 shares (the "Security Shares") are held in escrow pursuant to a security escrow agreement, and will be released at six months intervals over a period ending September 27, 2007.

     (b) As at May 31, 2002, 1,650,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004.

     (c) On July 20, 2001, the Company's Board of Directors (the "Board") approved and adopted a stock option plan (the "Plan"). The maximum number of shares reserved for issuance under the Plan is 1,518,217 common shares which amount represents 20% of the issued capital of the Company, of which 285,000 shares are currently reserved for issue for stock options granted prior to the adoption of the Plan by the directors of the Company.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


8.   SHARE CAPITAL (continued)

          Share options to directors and employees of the Company and consultants to acquire 1,085,000 shares were granted and outstanding as at May 31, 2002. These options are exercisable on varying dates expiring from fiscal 2004 to fiscal 2005 at prices ranging from CDN$0.20 to CDN $0.60 per share.

          Details of options outstanding are as follows:

                                                        2002                            2001
                                             ---------------------------     ---------------------------
                                                                WEIGHTED                        WEIGHTED
                                                                 AVERAGE                         AVERAGE
                                                NUMBER          EXERCISE        NUMBER          EXERCISE
                                              OF OPTIONS          PRICE       OF OPTIONS          PRICE
                                                                  CDN$                            CDN$
          Balance, beginning of year              285,000         0.20                  -           -
          Granted                                 800,000         0.60            285,000         0.20
                                             ------------                    ------------
          Balance, end of year                  1,085,000         0.49            285,000         0.20
                                             ============                    =============

     (d) As at May 31, 2002, warrants to purchase up to 55,000 common shares of the Company at CDN$0.20 per share on or before June 21, 2002, remained outstanding. Subsequent to May 31, 2002, the warrants were exercised and the Company received $11,000.


9.   RELATED PARTY TRANSACTIONS

     (a) During the year ended May 31, 2002, the former President of the Company advanced $58,920 to the Company pursuant to a proposed private placement, which was not completed. The advance is non- interest bearing and the shareholder has agreed not to demand repayment of the advance during the next fiscal year.

     (b) The Company conducts certain oil and gas operations with corporations in which certain of the corporations' officers and directors are current shareholders and former officers and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at May 31, 2002, the Company had recorded $102,131 (2001 - $nil) in other assets and $172,394 (2001 - $nil) in accounts payable and accrued liabilities with the related corporations.

     (c) During the year ended May 31, 2001, the Company provided a loan of $35,000 to the President of the Company to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares held by the President. During the year ended May 31, 2002, the Company received a partial payment of $5,000. As at May 31, 2002, 300,000 Loan Shares remain pledged as security for the promissory note.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


10.  INCOME TAXES

     As at May 31, 2002, the Company has accumulated non capital losses for Canadian income tax purposes of approximately CDN$190,000, expiring from 2007 to 2009, and for United States income tax purposes of approximately $568,000, expiring from 2020 to 2022, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


11.  SEGMENTED INFORMATION

     As at May 31, 2002, the Company and its subsidiary operated in one industry segment, the exploration for and the development of petroleum and natural gas. The Company's current petroleum and natural gas interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                            2002
                                               --------------------------------
                                               IDENTIFIABLE             NET
                                                  ASSETS               LOSS
                                                    $                    $
     United States                                  590,781            (227,389)
     Canada                                         210,375            (181,324)
                                               ------------        ------------
                                                    801,156            (408,713)
                                               ============        ============


                                                            2001
                                               --------------------------------
                                               IDENTIFIABLE             NET
                                                  ASSETS               LOSS
                                                    $                    $
     United States                                  458,836             (96,006)
     Canada                                         453,669            (152,029)
                                               ------------        ------------
                                                    912,505            (248,035)
                                               ============        ============


                                                            2000
                                               --------------------------------
                                               IDENTIFIABLE             NET
                                                  ASSETS         EARNINGS (LOSS)
                                                    $                   $
     United States                                  689,117            (152,944)
     Canada                                         367,932             259,074
                                               ------------      --------------
                                                  1,057,049             106,130
                                               ============      ==============

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     (a) The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                                                 OCTOBER 6,
                                                                  YEAR ENDED      YEAR ENDED      1999 TO
                                                                   MAY 31,          MAY 31,       MAY 31,
                                                                    2002            2001           2000
                                                                      $               $              $
          Consolidated Statements of Operations
            and Comprehensive Income
          Earnings (loss) for the period
            Canadian GAAP                                            (408,713)      (248,035)       106,130
            Write-down of investment (i)                               38,500        100,000              -
            Other compensation expense (iv                                  -       (160,000)             -
                                                                 ------------   ------------   ------------
                                                                     (370,213)      (308,035)       106,130
          Other Comprehensive Income
            Unrealized holding gain (loss) on
              available-for-sale marketable securities (i)            (27,317)      (129,576)        18,393
                                                                 ------------   ------------   ------------
          Comprehensive earnings (loss) for the period               (397,530)      (437,611)       124,523
                                                                 ============   ============   ============
            Earnings (loss) per share basic and
              fully diluted - US GAAP                                  $(0.06)        $(0.14)         $0.06
                                                                 ============   ============   ============









                                      F-16

                          CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                         (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MAY 31, 2002 AND 2001
         (Expressed in United States Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

                                                         2002            2001
                                                           $               $
     Consolidated Balance Sheets

     Total Assets
       Canadian GAAP                                    801,156         912,505
       Available for sale securities (i)                      -         (11,183)
                                                   ------------    ------------
       US GAAP                                          801,156         901,322
                                                   ============    ============

     Total Liabilities
       Canadian GAAP                                    248,951          35,071
                                                   ------------    ------------
       US GAAP                                          248,951          35,071
                                                   ============    ============

     Shareholders' Equity
       Canadian GAAP                                    552,205         877,434
       Available for sale securities (i)                      -         (11,183)
                                                   ------------    ------------
       US GAAP                                          552,205         866,251
                                                   ============    ============

          (i)  Marketable securities

               US GAAP requires marketable securities which are classified as available for sale to be carried at fair value, as determined by quoted published market prices, with unrealized losses and gains on available for sale securities to be included as a separate component of shareholders' equity. In addition, net realized gains and losses on security transactions would be determined on the specific identification cost basis and included in the determination of earnings for the year.

          (ii) Stock option plan for employees and directors

               The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the periods ended May 31, 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's earnings
               (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

                                                                             2002         2001        2000
                                                                               $           $            $
               Earnings (loss) - as reported under US GAAP                (397,530)    (437,611)    124,523
               Earnings (loss) - proforma                                 (447,800)    (437,611)    124,523

               Earnings (loss) per share - as reported under US GAAP        $(0.06)      $(0.14)      $0.06
               Earnings (loss) per share - proforma                         $(0.07)      $(0.14)      $0.06

               The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the periods ended May 31, 2002, 2001 and 2000:

                                               2002          2001          2000
                                               ----          ----          ----
               Risk-free interest rate         3.14%          N/A           N/A
               Expected volatility              125%          N/A           N/A
               Expected lives                3 years          N/A           N/A


          (iii)Private Placements of Common Stock with Related Parties

               US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended May 31, 2002, directors, officers and companies controlled by the directors or officers acquired nil shares (2001 - 1,600,000 shares; 2000 - 843,500 shares) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $nil (2001 - $160,000; 2000
               - $506,100);

          (iv) Private Placements of Common Stock

               The Company conducts the majority of its equity financings pursuant to private placements. US GAAP does not permit a discount from the estimated fair value, or the market price, as appropriate. US GAAP requires the recognition of the estimated fair value or market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)


               Under US GAAP, loss and capital distributions for the year ended May 31, 2002 would increase by $nil (2001 - $160,000; 2000 -
               $nil) and $nil (2001 - $40,000; 2000 - $nil), respectively, and share capital, as at May 31, 2002 would increase by $200,000
               (2001 - $200,000; 2000 - $nil). There is no net change to shareholders' equity.

          (v)  Reverse Take-over Accounting

               Under  Canadian  GAAP,  a reverse  takeover of a publicly  listed shell corporation is presently considered to be a business combination. Under US GAAP, such a reverse takeover of a publicly listed shell corporation is considered to be a capital transaction in substance and not a business combination. In this particular transaction there is no difference in the underlying accounting for the transaction.

          (vi) Income Tax

               Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

               As at August 31, 2002, the Company has fully reserved the $167,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $85,000 is attributable to the year ended May 31, 2002.

     (b)  The  Company's  consolidated  statements  of cash flow  comply with US
          GAAP.

     (c)  New Technical Pronouncements

          In June 2001, the Financial Accounting Standards Board ("FASB"), issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)


          In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long- lived assets. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have any impact on its financial position or results of operations.

          In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.


13.  SUBSEQUENT EVENTS

     Subsequent to May 31, 2002, the Company conducted the drilling of a side-track to an exploratory well which was initially drilled in 2001. The results from the side-track determined that the well was uneconomic and it was plugged and abandoned. As at May 31, 2002, the Company had incurred $268,396 associated with the acquisition and exploration on the prospect. A further $51,000 was paid by the Company subsequent to May 31, 2002, relating to the side-track. These costs will be charged to operations during fiscal 2003.

     See also Note 4.