Form 20-F
period 2003-05-31
CALIFORNIA EXPLORATION LTD
filed 2004-01-16
CIK 1123267

United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                    FOR THE FISCAL YEAR ENDED MAY 31, 2003

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

              For the transition period from _________ to _________

                        Commission file number: 000-30920

                          CALIFORNIA EXPLORATION LTD.
             (Exact name of Registrant as specified in its charter)

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of Registrant's name into English)

                             YUKON TERRITORY, CANADA
                 (Jurisdiction of incorporation or organization)

     #1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
                    (Address of principal executive offices)

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

                   7,646,085 COMMON SHARES AS OF MAY 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [ X ]        No  [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [ X ]     Item 18  [   ]                                   PAGE 1 of 95

General Information:

Unless otherwise indicated, all dollar amounts are expressed in United States dollars.

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

proved oil and           Proved  oil  and  gas   reserves   are  the   estimated
gas reserves             quantities  of crude oil,  natural gas, and natural gas
                         liquids   which   geological   and   engineering   data
                         demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

                         (i) Reservoirsare considered proved if economic producability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2003, 2002 and 2001 was derived from the financial statements of the Company which have been audited by D&H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data for the fiscal period ended May 31, 2000 are derived from the Company's audited financial statements, not included herein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

Reference is made to Note 13 of the Company's financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("Canadian GAAP") and United States generally accepted accounting principles ("US GAAP"), and their effect on the Company's financial statements.


                                                                     YEAR ENDED MAY 31,
                                                      --------------------------------------------------
                                                         2003         2002(1)       2001(1)       2000(2)
                                                         ----          ----          ----          ----

Oil and Gas Sales                                     $14,466             -             -             -
Interest and Other Income                              $7,599       $72,480       $10,620             -
Total Revenues                                        $22,065       $72,480       $10,620             -
Production Costs                                       $3,193             -             -             -
General and Administrative Expenses                   $65,084      $244,179      $108,249       $85,865
Depreciation, depletion and impairment               $376,689       $39,346             -             -
Write-off of Other Assets                           $(113,503)    $(123,375)    $(100,000)            -
Net Earnings (Loss)                                 $(699,602)    $(408,713)    $(248,035)     $106,130
Total Assets                                          $93,013      $801,156      $912,505    $1,057,049
Net Assets (Deficiency)                             $(140,146)     $552,205      $877,434      $961,149
Capital Stock                                      $1,110,074    $1,102,823    $1,019,339      $855,019
Weighted Average Number of Shares                   7,643,674     6,509,418     3,233,755     2,038,016
Dividends per Share                                       Nil           Nil           Nil           Nil
Basic and Fully Diluted Earnings (Loss) Per Share      $(0.09)       $(0.06)       $(0.08)       $(0.05)


(1) On September 27, 2001, the Company completed a reorganization with the shareholders of California Exploration Inc. ("CalEx"). This reorganization was treated for accounting purposes as a reverse takeover, whereby CalEx is deemed to be the purchaser and parent company. Accordingly, CalEx's net assets are included in the consolidated balance sheets at their historical book value and the net assets and business of the Company, the legal parent, were recorded at their fair values on September 27, 2001. In addition, the consolidated statements of operations and deficit and cash flow for the year ended May 31, 2002 include CalEx's results of operations and cash flow for the year ended May 31, 2002 and the Company's results of operations and cash flow from September 27, 2001. The comparative figures for the years ended May 31, 2001 and 2000 are those of CalEx.
(2) CalEx was incorporated on October 6, 1999, therefore the fiscal year ended May 31, 2000, is for the period from October 6, 1999 to May 31, 2000.

Adjustment to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.


                                                                  2003           2002           2001
                                                                    $              $              $

Consolidated Statements of Operations and Comprehensive Income

Earnings (loss) for the year
     Canadian GAAP                                              (699,602)       (408,713)      (248,035)
     Write-down of investment (i)                                      -          38,500        100,000
     Other compensation expense (iv)                                   -               -       (160,000)
                                                             -----------     -----------    -----------
                                                                (699,602)       (370,213)      (308,035)
Other Comprehensive Income
     Unrealized holding gain (loss) on
         available-for-sale marketable securities (i)             36,647         (27,317)      (129,576)
                                                             -----------     -----------    -----------
Comprehensive earnings (loss) for the year                      (662,955)       (397,530)      (437,611)
                                                             ===========     ===========    ===========

Earnings (loss) per share basic and fully diluted - US GAAP       $(0.09)         $(0.06)        $(0.14)
                                                             ===========     ===========    ===========


                                                                 2003            2002
                                                                   $               $

Consolidated Balance Sheets

Total Assets
     Canadian GAAP                                                93,013         801,156
     Available for sale securities (i)                            36,647               -
                                                             -----------     -----------
     US GAAP                                                     129,660         801,156
                                                             ===========     ===========

Total Liabilities
     Canadian GAAP                                               233,159         248,951
                                                             -----------     -----------
     US GAAP                                                     233,159         248,951
                                                             ===========     ===========

Shareholders' Equity (Deficiency)
     Canadian GAAP                                              (140,146)        552,205
     Available for sale securities (i)                            36,647               -
                                                             -----------     -----------
     US GAAP                                                    (103,499)        552,205
                                                             ===========     ===========

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

     (ii)    Stock option plan for employees and directors

     The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. No options were granted to employees or directors during the 2003 fiscal year. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the 2002 and 2001 fiscal years consistent with the provisions of SFAS No. 123, the Company's earnings (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:


                                                         2002            2001
                                                           $               $

     Loss - as reported under US GAA                  (397,530)        (437,611)
     Loss - proforma                                  (447,800)        (437,611)

     Loss per share - as reported under US GAAP         $(0.06)          $(0.14)
     Loss per share - proforma                          $(0.07)          $(0.14)

     The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the 2002 and 2001fiscal years:

                                                         2002            2001

     Risk-free interest rate                             3.14%            N/A
     Expected volatility                                  125%            N/A
     Expected lives                                     3 years           N/A

     (iii)   Private Placements of Common Stock with Related Parties

     US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the 2001 fiscal year directors, officers and companies controlled by the directors or officers acquired 1,600,000 shares of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $160,000.

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

     Under US GAAP, loss and capital distributions for 2003 fiscal year would increase by $nil (2002 - $nil; 2001 - $160,000) and $nil (2002 - $nil; 2001
     - $40,000), respectively, and share capital, as at May 31, 2003 would increase by $200,000 (2002 - $200,000; 2001 - $200,000). There is no net
     change to shareholders' equity.

     (v)     Reverse Take-over Accounting

     At the time the Company completed its reverse take-over, Canadian GAAP considered such transactions to be business combinations. Under US GAAP, such a reverse takeover of a publicly listed shell corporation is considered to be a capital transaction in substance and not a business combination. In this particular transaction there is no difference in the underlying accounting for the transaction.

     (vi)    Income Tax

     Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is reasonable assurance of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

     As at May 31, 2003, the Company has fully reserved the $140,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $83,000 is attributable to the 2003 fiscal year.

     (vii)   Functional Currency

     The Company's functional currency is the U.S. dollar.

     (viii)  Development Stage Company

     During the 2003 fiscal year the Company commenced its principal operations in the production of crude oil and natural gas reserves and received revenues from its operation. Accordingly, the Company is no longer considered a development stage company as defined by SFAS 7. The deficit of $550,618 was acummulated during the development stage.

The Company's consolidated statements of cash flow comply with US GAAP.

NEW TECHNICAL PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement costs to expense, (4) subsequent measurement of the liability and (5) financial statement disclosure. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." FASB 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of Accounting Principles Board Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In December 2002, the FASB approved SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy, and has adopted the disclosure requirement of SFAS 148.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

In June 2003,  the FASB approved  SFAS 150,  "Accounting  for Certain  Financial
Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2000, 2001, 2002 and 2003.

                 PERIOD                                       AVERAGE

     June 1, 2002 - May 31, 2003                               0.6574
     June 1, 2001 - May 31, 2002                               0.6377
     June 1, 2000 - May 31, 2001                               0.6596
     October 6, 1999 - May 31, 2000                            0.6834

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended December 31, 2003.


     MONTH                                HIGH                       LOW

     July 2003                           0.7481                     0.7085
     August 2003                         0.7228                     0.7092
     September 2003                      0.7424                     0.7207
     October 2003                        0.7667                     0.7418
     November 2003                       0.7708                     0.7484
     December 2003                       0.7738                     0.7460

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on January 2, 2004, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.2900 (US$0.7752 = CDN$1.00).

RISK FACTORS

BUSINESS OF THE COMPANY. The Company's initial business was the exploration for, development and exploitation of oil and gas prospects principally in the United States. In an attempt to diversify the Company's operations, management reviewed other business opportunities. In December 2001, the Company entered into an agreement to acquire a private company in the software development industry. The agreement was ultimately not proceeded with and was terminated in January 2003. As of the date of this annual report the Company retains an interest in producing oil and gas leases in Texas. It is continuing its review of other business and asset acquisitions, which may or may not be in the oil and gas industry. Any significant business or asset acquisition or change of business may require TSX Venture Exchange ("TSXV") and Company shareholder approvals. There are no assurances that the Company may identify suitable acquisitions, be able to finance these purchases if negotiated, or receive the requisite approvals.

The historical results of the Company's operations discussed in this annual report are not necessarily indicative of the future operations of the Company. In particular, if the Company acquires another business or assets, the Company's operations may change significantly from those in which it has historically engaged. Therefore, the discussion of the Company's historical operations contained in this report may not provide an adequate representation of the Company's future performance and results of its operations.

FINANCING RISKS. The Company has limited financial resources, no significant revenues, and has no assurance that additional funding will be available to it for exploration and development of the Company's projects or to fulfil its obligations under any applicable agreements. During the 2003 fiscal year the Company recorded a loss of $699,602 and as at May 31, 2003, the Company had an accumulated deficit of $1,250,220.

As of May 31, 2003, the Company had a working capital deficiency of $126,489, which includes $136,296 owed to Hilton Petroleum Inc. ("Hilton"). Mr. DeMare, the interim President, Corporate Secretary and a Director of the Company, is an officer and director of Hilton. In addition, Harvey Lim and Andrew Carter, who are both directors of the Company are the Corporate Secretary and a director, respectively of Hilton. In addition, as of May 31, 2003, the Company owed $72,620 to Boone Petroleum Inc. ("Boone"), a private corporation owned by Mr. Donald W. Busby, a former director and officer of the Company and a significant shareholder. Boone has agreed not to demand repayment of the advances during the fiscal year ending May 31, 2004. As of the date of this annual report, the Company is not generating sufficient cash flow from its operations to meet ongoing corporate overhead and to repay its outstanding liabilities, including the amounts owed to Hilton and the shareholder.

The only significant source of funds presently available to the Company is the sale of its equity capital. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. If the Company is not able to raise additional capital, or generate additional cash flow, the Company may have to cease operations, in which case any investment in the Company's shares would become worthless.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated on the TSXV, from a high of CDN $0.16 to a low of CDN $0.02, and on the OTC-BB, from a high of $0.15 to a low of $0.01, during the 12-month period ending December 31, 2003. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

If the Company issues additional shares to fund its operations or for the acquisition of additional businesses, the shareholders of the Company will experience dilution of their ownership interests.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

LACK OF LIQUIDITY. To date, there has been extremely limited trading of the Company's shares of common stock on the Over-the-Counter Bulletin Board system and the TSXV. Therefore, persons purchasing shares of the Company's common stock may not be able to resell the shares and may have to hold the shares indefinitely. In addition, purchasers may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.

EXPLORATION AND PRODUCTION RISKS. The business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests. In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

UNINSURABLE RISKS. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, it may suffer losses from uninsurable hazards or from hazards which the Company may choose not to insure against because of high premium costs or other reasons. The Company may engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled, offsetting established production. The Company may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property, personal injury and loss of life. The payment of such liabilities may have a material, adverse effect on the Company's financial condition.

NO ASSURANCE OF TITLES. It is the Company's practice in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, the Company will rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to hire a lawyer to examine the title to the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well, however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and the curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost.

ENVIRONMENTAL REGULATIONS. In general, the Company's exploration and production activities are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on the Company's operations or financial condition to date. Generally, environmental requirements do not appear to affect the Company any differently or to any greater or lesser extent than other companies in the industry.

The Company believes that its operations comply, in all material respects, with all applicable environmental regulations.

The Company maintains insurance coverage customary to the industry, however, it is not fully insured against all environmental risks.

GOVERNMENTAL REGULATIONS. Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, effects its profitability. However, since these regulations generally apply to all oil and gas producers, management of the Company believes that these regulations should not put the Company at a material disadvantage to other oil and gas producers.

OIL AND NATURAL GAS PRICES. In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has also exhibited similar market demand fluctuations.

The Company's financial results can be significantly affected by prices received from production of oil and gas as commodity prices fluctuate widely in response to changing market forces. Specifically, a decrease in the price of oil or gas may reduce the revenue the Company receives from its oil and gas operations and/or may increase the Company's impairment or depletion expenses for a given period. In addition, a decrease in price may cause a decrease in the present value of the Company's estimated oil and gas reserves. Conversely, an increase in the price of oil or gas may increase the revenue received from the Company's oil and gas operations and/or may decrease the Company's impairment or depletion expenses for a given period. An increase in price may cause an increase in the present value of the Company's estimated oil and gas reserves.

COMPETITION. The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual consumers.

AVAILABILITY. The timing of oil and gas exploration and development activities is dependent on the availability of drilling and related equipment in the particular areas where such activities are to be conducted. Demand for such limited equipment by the Company's competitors or access restrictions imposed by an area's surface and/or weather conditions may affect such equipment availability to the Company and may delay exploration and development activities.

CONFLICTS OF INTEREST. All directors and officers of the Company will not be devoting all their time to the affairs of the Company, but will be devoting such time as required to effectively manage the Company. Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for property or assets or business prospects on their own behalf or on behalf of others. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time. No members of management have entered into non-competition agreements with the Company.

NO DIVIDENDS. The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

NO EMPLOYEES. Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director and interim President and Chief Executive Officer of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

"PENNY" STOCK REGULATION OF BROKER-DEALER SALES OF COMPANY SECURITIES. The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5.00 per share (as the Company's shares currently are), the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker- dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's common stock is subject to the penny stock rules, holders of the common stock may find it difficult to sell the common stock of the Company.

BOARD OF DIRECTORS NOT RESIDENT IN THE UNITED STATES. Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. The Board of Directors and senior management of the Company reside outside the United States. Any judgment obtained in the United States against the Company or such persons may not be collectible within the United States. The Company has not appointed anyone to accept service of process on its behalf.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS. The Company may be deemed to be a "Passive Foreign Investment Company". See "Item 10. Additional Information
- Taxation." As a result, a United States holder of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder's common shares or upon the receipt of "excess distributions," unless such holder of common shares elects to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply.

FORWARD LOOKING STATEMENTS. This annual report contains estimates of the Company's oil and gas reserves and the estimated future cash flows therefrom that rely upon various assumptions, including assumptions as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the respective reserve reports. Any significant variance in these assumptions could materially affect the estimated quantities and present value of reserves set forth in this report. In addition, such reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the control of the Company. Actual production, revenues, taxes, development expenditures and operating expenses with respect to reserves will likely vary from the estimates used, and such variances may be material.

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


ITEM 4.  INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------


HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the Company Act (British Columbia) (the "Company Act") on December 10, 1999 under the name "Buck Ventures Ltd." On May 10, 2000, the Company changed its name to "QDM Ventures Ltd." With the acquisition of CalEx as described below, on September 25, 2001, the Company changed its name to "California Exploration Ltd.", filed Articles of Continuance under the Business Corporations Act (Yukon) (the "Corporations Act"), and changed its domicile from British Columbia to the Yukon Territory. On October 1, 2001, the Company commenced trading on the TSXV under its new name of California Exploration Ltd. and with a new trading symbol of "CAX".

The Company's registered office is located at 3081 Third Avenue, Whitehorse, Yukon, Canada, Y1A 4Z7 (telephone number 867-668-4405). The Company's principal executive office and corporate office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7 (telephone number 604-685-9316). See "Item 4. Information on the Company - Principal Oil & Gas Properties" and "Item 7. Major Shareholders and Related Party Transactions."

The Company does not have a registered agent in the United States.

The Company was initially formed to operate as a capital pool company, in accordance with the policies of the TSXV.

With the introduction of the Capital Pool Company Policy in November, 1999 (the "CPC Policy"), the TSXV created a new category of listing, the capital pool company, pursuant to which a company formed by individuals acceptable to the TSXV could complete an initial public offering earlier in its development than may be possible with a regular initial public offering. Proceeds from the
initial  public  offering  must  be  used  primarily  to  investigate   business
opportunities for acquisition by the capital pool company. Only certain acquisitions can be made by the capital pool company to satisfy the CPC Policy. Such an acquisition is referred to as a qualifying transaction.

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

Pursuant to an Agreement and Plan of Merger dated July 3, 2001, between the Company, CalEx and QDM Acquisition Corporation (a wholly-owned subsidiary of the Company formed for the purpose of merging into CalEx), the shareholders of CalEx acquired control of the Company in a reverse acquisition completed September 27, 2001. CalEx is an oil and gas company incorporated in the State of Nevada. See "Item 5. Operating and Financial Review and Prospects - Overview."

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

Since its incorporation on October 6, 1999, CalEx principally operated in California where it acquired, explored and developed petroleum and natural gas prospects in California. Most recently it has acquired petroleum and natural gas leases in Texas. As a prospect generator, CalEx obtained financial support from joint venture partners. In addition, CalEx raised equity financing through the sale of its common stock.

BUSINESS OVERVIEW

As a result of the reverse acquisition, the Company's operations currently consist solely of the operations of CalEx.

The Company's original goal was to identify, acquire, explore and develop oil and natural gas reserves in the Western United States, principally in the State of California. The Company's business plan contemplated that joint venture partners would reimburse the Company for 100% of its prospect costs to acquire a 100% capital interest (75% working interest) in the drilling of the first well on each prospect resulting in the Company retaining up to a 25% interest in the prospect with the remaining 75% interest in the prospect being divided amongst the joint venture partners. Upon completion of the first well on a prospect, the Company would be required to fund its pro rata share of further development costs.

In conjunction with the qualifying transaction, the Company proceeded with the first stage of the exploration and development program prescribed for its oil and gas interests, which consisted the drilling of eight wells. Of the eight wells, six were initially abandoned as dry holes, one, the Suisun #25 well, required side-tracking to reach the target zone and one well was completed as a producing well although it was shut-in shortly after commencement of production. This well was subsequently abandoned. In addition, the joint venture partners informed the Company that they terminated their joint venture agreements and agreed to pay maintenance costs with respect to the prospect they retain an interest in. It was therefore determined by management of the Company to consider other opportunities in the oil and gas industry. Throughout the first half of calendar 2002, the Company worked towards finding partners to drill the side-track well to the Suisun #25 well.

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

In an attempt to diversify the Company's operations, management began reviewing other business opportunities during late calendar 2001. In December 2001, the Company identified and began negotiations with Optimal Power Systems Ltd. ("OPS"), a private software development company incorporated under the laws of Alberta. On December 21, 2001, the Company requested a halt in the trading of its common shares. On January 14, 2002, the Company signed a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of OPS. Under the terms of the letter of intent, the Company provided OPS bridge loans totalling CDN$150,000. OPS was unable to complete a restructuring of their business plan which would have enabled the Company to proceed with the acquisition. On January 7, 2003, the Company terminated the agreement under the letter of intent and requested repayment of the bridge loans. Although the principals of OPS have pledged their holdings in OPS as security, it is not known whether the Company will recover the amount, if any, of the bridge loans. Accordingly, the Company has written-off the full amount of the bridge loans.

As of the date of this annual report, the Company holds a minor interest in producing oil and gas leases in Texas. See "Item 4. Information on the Company - Principal Properties - Principal Oil and Gas Properties - West Ranch Field, Texas." During the 2003 fiscal year the Company commenced principal operations from the Texas interest. Commencing March 2003 to May 2003, the Company has received $14,466 of petroleum and natural gas revenues. Accordingly, the Company is no longer considered a development stage company. It is currently reviewing potential asset and business acquisitions which may or may not be in the oil and gas industry.

The Company has received shareholder approval to a consolidation of its share capital on a one new for five old basis. Management of the Company believes that the share consolidation is a necessary step to raise additional equity financing. As of the date of this annual report the Company has not initiated the share consolidation.

DISPOSITIONS

As a prospect generator, the Company's business was to acquire oil and gas prospects and farm-out its properties with industry joint venture partners. During fiscal 2001, the Company had farmed out various interests in its oil and gas properties for $405,740 cash. No dispositions or farm-outs occurred during fiscal 2002. During fiscal 2003, the Company recorded an impairment charge of $373,057 to reflect its unsuccessful drilling activities and related acquisition costs of the abandonment of the regional California prospects and the Michigan exploratory well. See "Item 4. Information on the Company - Principal Properties
- Principal Oil and Gas Properties." During 2003, the Company also wrote-off $118,636 in connection with the letter of intent and bridge loan with OPS.

EXPLORATION EXPENDITURES

During fiscal 2001, 2002 and 2003, the Company incurred $309,841, $287,045 and $155,756 respectively, on the acquisition and exploration of its petroleum interests.

2003 - 2004 EXPLORATION BUDGET

With the unsuccessful drilling results and the abandonment of the majority of it's oil and gas prospects, the Company is assessing its business plan. No exploration budgets have been determined for the remainder of fiscal 2004.

PRINCIPAL PRODUCTS OR SERVICES AND MARKETS

To date, the Company has participated in exploration activities to locate crude petroleum and natural gas. The principal markets for these commodities are refining companies, natural gas transmission pipeline companies, utilities and private industry end-users, which purchase the crude oil, and natural gas pipeline companies, which purchase the gas.

SALES AND REVENUE DISTRIBUTION

Commencing in the 2003 fiscal year, the Company's share of petroleum, natural gas and natural gas liquids produced from its wells was sold to a variety of purchasers at the wellhead in the United States. All of its sales were conducted with unaffiliated customers. These purchasers provided a ready market for all of the Company's production and paid the local market price, which fluctuated based upon prevailing market conditions. Due to the number of purchasers in each area, the loss of one or a number of purchasers did not pose a significant risk to the continuity of the Company's operations.

Total revenues, interest and other income reported for fiscal 2003, 2002 and 2001, were as follows:

                                                                          Years Ended May 31,
                                                              --------------------------------------------
                                                                 2003            2002             2001
     Petroleum and Natural Gas Sales
         - United States                                        $  14,466       $       -        $       -
                                                              -----------     -----------      -----------
     Interest and Other Income
         - United States                                                -          69,442            3,970
         - Canada                                                       -           3,038            6,650
                                                              -----------     -----------      -----------
                                                                    7,599          72,480           10,620
                                                              -----------     -----------      -----------

     Total Revenue, Interest and Other Income                   $  22,065       $  72,480        $  10,620
                                                              ===========     ===========      ===========



ORGANIZATIONAL STRUCTURE

The following organization chart sets forth the name of the Company's sole subsidiary, CalEx, its jurisdiction of incorporation and the Company's ownership interests therein as of the date of this report. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiary.

                               ORGANIZATION CHART

                          -----------------------------
                          |California Exploration Ltd. |
                          |     (Yukon Territory)      |
                          -----------------------------
                                       |
                                       |
                          -----------------------------
                          |California Exploration Inc. |
                          |         (Nevada)           |
                          |           100%             |
                          -----------------------------

COMPETITIVE BUSINESS CONDITIONS, COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION

The Company's petroleum and natural gas exploration activities in the United States are being undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable petroleum and natural gas properties for acquisition, the Company is competing with a number of other companies located in the United States and elsewhere, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's initial competitive position in the petroleum and natural gas industry will be significant.

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

PRINCIPAL PROPERTIES

PRINCIPAL OIL AND GAS PROPERTIES

The Company's initial oil and natural gas prospects were located in the San Joaquin and Sacramento Basins of California. Each of the prospects differed in scope and character and consisted of working interests in petroleum and natural gas leases. During the fiscal year ended May 31, 2002, the Company, through CalEx, conducted various exploration activities on its properties. During the fiscal year ended May 31, 2003, the Company participated in a side- track of the Suisan #25 well. Based upon the results of those activities, the Company decided to not to conduct any exploration of its properties and abandoned or returned to the vendor most of its property interests. As of the date of this annual report, the Company's interest in the West Ranch Field, Texas, is the only significant interest in petroleum and natural gas leases held by the Company. During the fiscal year ended May 31, 2003, the Company spent approximately $155,756 on the exploration of its properties and recorded an impairment charge of $373,057, reflecting its share of unsuccessful drilling activities and related acquisition costs of the abandonment of the regional California prospects and other minor oil and gas interests.

REGIONAL CALIFORNIA

The Company participated in a regional exploration program in the San Joaquin Basin of California and a number of prospects were drill tested.

During fiscal 2002, the Company, as the operator, drilled an exploratory well on the Basil Prospect, located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect, the Suisun #25 well, commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet, remained stuck. It was therefore determined to temporarily suspend the well.

On August 19, 2002, the Company commenced the sidetrack of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002.

The Company has abandoned the Regional California prospects.

WEST RANCH FIELD, TEXAS

On December 18, 2002, the Company entered into a purchase and sale agreement with PNP Petroleum Inc. ("PNP"), a private company at arm's-length to the Company, whereby the Company acquired a 3% net working interest (2.360825% net revenue interest) in certain oil and gas leases known as the West Ranch Field. To acquire its interest the Company funded $43,500 of initial development costs.

The West Ranch Field is located approximately 25 miles southeast of Victoria, in Jackson County, Texas. The field was discovered in 1938 by Mobil Oil and has produced in excess of 300 BCF gas and 300 MMBO from hundreds of wells. The geology of the West Ranch Field consists of typical Gulf Coast sand sequences with numerous stacked sand pays of both Miocene and Frio age rocks. Over 25 main producing sands have been identified within the West Ranch Field production limits with the Greta, Glasscock, 41-A, 98-A and Ward sands being the most prolific producers. These sands are historically high permeability, high porosity sands capable of producing high fluid rates.

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. PNP purchased the West Ranch Field and took over its operation on January 1, 2002. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator has developed a plan, which focuses on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. It is expected that any additional capital expenditures can be funded from cash flow.

OIL AND GAS RESERVES

The following table sets forth information regrading the Company's share of estimated proven oil and gas reserve quantities, reserve value and discounted future net revenues. The reserve related information at May 31, 2003 was determined through independent engineering evaluations completed by Bommer Engineering Co. ("Bommer"), an independent petroleum consulting firm. The Company does not have any long-term supply or similar agreements with foreign governments or authorities in which the Company acts as producer.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve information represents estimates only and should not be construed as being exact:

                                                                                                       Present Value of
                                                                                                       Estimated Future
                                                                                      Estimated          Net Revenues
                                                                         Gas          Future Net     Before Income Taxes
                                              Gas          Oil        Equivalent     Revenues (2)     Discounted at 10%
                                            (MMCF)        (MBO)       (MMCFE)(1)        ($000)              ($000)

May 31, 2003

Proved oil and gas reserves                  21.75        5.67          55.77           95.70                60.0
                                             =====        ====          =====           =====                ====

(1) Condensates and natural gas liquids are converted to MCFE at the rate of six gallons of liquids per MCF of natural gas. These conversions are based upon the approximate energy content of natural gas condensates and liquids.

(2) Estimated future net revenue represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the estimates. The amounts shown do not give effect to non-property related expenses, such as general and administrative expenses, debt service and future income tax expense or depreciation, depletion and amortization.

ACREAGE

As of the date of this annual report, the Company has interests in the West Ranch Field, Texas, as follows:

                                                    Gross Acres        Net Acres
     Proved developed producing                         814              19.21
     Proved developed non-producing                     320               7.55
                                                      -----              -----
                                                      1,134              26.76
                                                      =====              =====
PRODUCTIVE OIL AND GAS WELLS

As at the date of this annual report, the Company has fifteen producing wells (0.354 net wells), six proved non- producing wells (0.141648 net wells) and 18 shut-in wells (0.425 net wells) at the West Ranch Field. The Company commenced receiving revenues in March 2003. During the year ended May 31, 2003, the West Ranch Field produced 14,063 barrels (332 barrels net to the Company) of oil and 33,929 mcfs (801 mcfs net to the Company) of gas.

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

No exploration budgets have been determined by the Company for the 2004 fiscal year. All further capital expenditures on the West Ranch Field will be funded from cash flow from existing producing wells.

OTHER ASSETS

On January 14, 2002, the Company entered into a letter of intent whereby it agreed to acquire 100% of the issued and outstanding common shares of OPS, a private company incorporated under the laws of Alberta. Under the terms of the Letter of Intent, the Company proposed to issue up to 4.8 million common shares of the Company to the shareholders of OPS, based upon OPS achieving certain revenue levels. The Company had also provided OPS bridge loans totalling $95,822 (CDN $150,000). OPS was unable to complete a restructuring of their business plan which would have enabled the Company to proceed with the acquisition. Accordingly, the Company terminated the agreement under the Letter of Intent and requested repayment of the bridge loans. Although the principals of OPS have pledged their holdings in OPS as security it is not known whether the Company will recover the full amount of the bridge loans. Accordingly, the Company wrote off $95,822 relating to the bridge loans. The Company had also incurred a total of $22,814 for legal fees associated with the proposed acquisition, of which $13,221 had been recorded as at May 31, 2002, as deferred acquisition costs. These deferred acquisition costs were also written off during the 2003 fiscal year.

PRINCIPAL OFFICES

The Company's principal executive and corporate office is provided on a month-to-month basis by Chase as part of its agreement with the Company. Chase's office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the financial position, changes in financial position and results of operation of the Company for the fiscal years ended May 31, 2003, 2002 and 2001 should be read in conjunction with the accompanying Audited Financial Statements of the Company and related notes included therein.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with U.S. GAAP except for the differences noted in Note 13 of the financial statements of the Company included herein. The noon rate of exchange on January 2, 2004, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.2900 (US$0.7752 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's operations since its incorporation.

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

In January 2002, the Company entered into an agreement to acquire OPS, as described in "Item 4. Information on the Company - Business Overview" and "Item
4. Information on the Company - Other Assets". The proposed acquisition was terminated in January 2003. Although the Company remains in the business of exploration, development and production of oil and natural gas reserves, it is actively reviewing other potential business or asset acquisitions. As of the date of this annual report, the Company has not identified any potential acquisitions. The Company may consider potential acquisitions not related to the oil and gas industry. In the event that a potential acquisition is not engaged in the oil and gas industry, the Company will probably be required to seek and obtain Company shareholder and regulatory approvals in order to complete an acquisition.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED MAY 31, 2003 COMPARED TO YEAR ENDED MAY 31, 2002

During the year ended May 31, 2003, the Company reported a loss of $699,602 ($0.09 per share), compared to a loss of $408,713 ($0.06 per share) for the year ended May 31, 2002. The increase in loss reported in fiscal 2003, was attributed to the unsuccessful drilling results at Regional California and the termination of the proposed acquisition of OPS.

In January 2002, the Company had entered into an agreement to acquire OPS. The Company provided OPS with a $95,822 (CDN $150,000) bridge loan and incurred $22,814 of costs associated with the proposed acquisition. The agreement was terminated in fiscal 2003 and the Company wrote-off $22,814 of deferred acquisition costs and the $95,822 bridge loan as uncollectible.

During fiscal 2003, the Company recorded an impairment charge of $373,057, reflecting the unsuccessful drilling results at Regional California and other wells. An impairment charge of $39,346 was recorded in fiscal 2002. In connection with its activities as the operator of the Regional California properties, the Company also had recorded $90,689 due from Trimark Resources Inc., a related party, as receivable on account of unpaid joint interest billings. During fiscal 2003, the Company wrote-off the amount as uncollectible.

With the unsuccessful results in fiscal 2003, the Company implemented procedures to reduce its general and administration costs. The Bakersfield office was closed and corporate activities reduced or eliminated wherever possible. As a result general and administration expenses decreased by $179,095, from $244,179 in fiscal 2002 to $65,084 in fiscal 2003. The Company wrote-off $41,829 on the remaining capital assets as a result of the closure of the Bakersfield office.

During the last quarter of fiscal 2003, the Company commenced receiving production revenue from its West Ranch Field. During this period the West Ranch Field generated $14,466 oil and gas revenue, comprising of $9,679 (332 barrels) of oil and $4,787 (801 mcf) of gas. Production costs of $3,193 was incurred and depletion of $3,632 was recorded.

FISCAL YEAR ENDED MAY 31, 2002 COMPARED TO FISCAL YEAR ENDED MAY 31, 2001

During the year ended May 31, 2002 the Company reported a net loss of $408,713 ($0.06 per share) compared to a net loss of $248,035 ($0.08 per share) for the comparable period in 2001. The increase in loss in 2002 was attributed to a number of factors. General and administration expenses increased by $135,930, from $108,249 in 2001 to $244,179 in 2002. During 2001, the majority of the Company's overhead costs were reimbursed by its joint venture partners.

During 2002, the joint venture partners informed the Company that they terminated their joint venture agreements. As a result, the Company was not able to recover a significant portion of its overhead costs in 2002.

With the unsuccessful drilling of the regional California prospects, during 2002 the Company wrote-off $39,346 of costs. In addition, as at May 31, 2002, the Company had incurred $268,396 associated with the acquisition of the Basil Prospect and the drilling of the Suisun #25 well. A further $58,620 was paid by the Company, subsequent to May 31, 2002, for its share of the side-track. These costs will be recorded as impairment charges during fiscal 2003.

During 2002, a write-off of $74,293 was made to the receivable from Westone Ventures Inc. and Hutton Creek Resources Inc., former joint venture partners. In addition, the Company wrote-down its marketable securities by a further $123,375 to its estimated $11,500 fair market value.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds significant interests in oil and gas properties and is not generating sufficient operating cash flow to meet its ongoing obligations and acquire additional oil and gas properties. As at May 31, 2003, the Company had a working capital deficiency of $126,489 and a net shareholders' deficiency of $140,146. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings or generate sufficient cash flows.

In order to facilitate future equity financings, management of the Company believes that a consolidation of its share capital is required. The Company is proposing that a one new for five old share consolidation be effected. While the shareholders of the Company have approved the consolidation, there are no assurances that the share consolidation will receive Company regulatory approvals. As of the date of this annual report the Company has not initiated the share consolidation.

TREND INFORMATION

The Company is not aware of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

The historical results of the Company's operations discussed in this annual report are not necessarily indicative of the future operations of the Company. In particular, if the Company acquires another business or assets, the Company's operations may change significantly from those in which it has historically engaged. Therefore, the discussion of the Company's historical operations contained in this report may not provide an adequate representation of the Company's future performance and results of its operations.


EXPLORATION EXPENDITURES

During fiscal 2001, 2002 and 2003, the Company incurred $309,841, $287,045 and $155,756 respectively, on the acquisition and exploration of its petroleum interests.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
-------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

                       POSITION                    TERM OF OFFICE
NAME                   WITH THE COMPANY            (FOR EACH OFFICE HELD)

Nick DeMare            President                   September 24, 2003 to present
                       Chief Executive Officer     September 24, 2003 to present
                       Corporate Secretary         September 24, 2003 to present
                       Director                    October 27, 2002 to present

Andrew Carter          Director                    September 24, 2003 to present

Harvey Lim             Director                    September 24, 2003 to present


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

NICK DEMARE. Nick DeMare, age 49, holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase, a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Conflicts of Interest."

ANDREW CARTER. Andrew Carter, age 56, obtained a certificate in accounting from the Principal Midland College of TAFE (Western Australia) in 1987. Since 1992, Mr. Carter has been a member of the Australian Institute of Credit Management. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive. During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. He subsequently changed professions and, in 1988, was appointed Chief Executive of RAC Finance Limited, the largest non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. In 1999, Mr. Carter relocated to Vancouver where he has been providing services as an independent corporate consultant. Mr. Carter currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Conflicts of Interest."

HARVEY LIM. Harvey Lim, age 45, holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLC) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase Management Ltd. as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item
7. Major Shareholders and Related Party Transactions - Conflicts of Interest."

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

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholders' meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the audit committee were Nick DeMare, Andrew Carter and Harvey Lim.

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

During the fiscal year ended May 31, 2003, the directors and officers of the Company, as a group, had received or charged the Company a total of CDN $28,792 for services rendered by the directors and officers or companies owned by the individuals.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers for its fiscal year ended May 31, 2003.

EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Company is required, by the Proxy and Information Circular Regulations to the Business Corporations Act (Yukon) ("Yukon Regulations") and applicable securities legislation in British Columbia ("B.C. Regulations"), to disclose to its shareholders details of compensation paid to its directors and officers under applicable Canadian Law.

The following table discloses, to the extent required by the B.C. Regulations and Yukon Regulations, information with respect to executive compensation paid by the Company to the Named Executive Officers indicated for the fiscal periods ended May 31, 2001, 2002 and 2003.

"Named Executive Officers" include the CEO, despite the amount of the CEO's compensation and each of the four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus during the most recently completed financial year was CDN $40,000 or more as required by the Yukon Regulations. In addition, disclosure is required for any individual whose salary and bonus during the most recent fiscal year was at least CDN $40,000, whether or not they were executive officers at the end of the fiscal year. During the fiscal year ended May 31, 2003, the Company had two Named Executive Officers, Ted Carlsen, the former President and Director of the Company and Desmond O'Kell, the former President and Director of the Company. On October 7, 2002, Mr. Carlsen resigned as the President and Director of the Company and Mr. O'Kell was appointed as the President of the Company. On September 24, 2003, Mr. O'Kell resigned as the President and Director of the Company and Mr. Nick DeMare was appointed as the President of the Company.

                           SUMMARY COMPENSATION TABLE


                                       ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                                 ------------------------------       --------------------------------------
                                                                                AWARDS               PAYOUTS
                                                                      --------------------------     -------
                                                                      SECURITIES      RESTRICTED
                                                        OTHER           UNDER         SHARES OR                     ALL
                       FISCAL                           ANNUAL         OPTIONS/       RESTRICTED                   OTHER
   NAME AND             YEAR                            COMPEN-          SARS           SHARE         LTIP        COMPEN-
   PRINCIPAL           ENDED     SALARY       BONUS     SATION         GRANTED          UNITS        PAYOUTS      SATION
   POSITION            MAY 31     (US$)       (US$)     (US$)            (#)            (US$)         (US$)        (US$)
--------------------   ------    -------      -----     -------       ----------      ----------     -------      -------
Desmond O'Kell,(1)     2003        Nil         Nil        Nil          Nil/Nil            N/A          N/A           Nil
former President       2002        Nil         Nil        Nil        250,000/Nil          N/A          N/A           Nil
                       2001        Nil         Nil        Nil          Nil/Nil            N/A          N/A           Nil

Ted Carlsen,(1)        2003     $14,473        Nil        Nil          Nil/Nil            N/A          N/A           Nil
former President       2002     $90,817        Nil        Nil        250,000/Nil          N/A          N/A           Nil
                       2001        Nil         Nil        Nil          Nil/Nil            N/A          N/A           Nil

(1) On September 27, 2001, Mr. Carlsen was appointed the President and a Director of the Company. On October 7, 2002, Mr. Carlsen resigned as the President and a Director of the Company and Mr. O'Kell was appointed as the President of the Company. On September 24, 2003, Mr. O'Kell resigned as the President and a Director of the Company.

LONG-TERM INCENTIVE PLAN AWARDS

Long-term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's common shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not grant any LTIP's during the most recently completed fiscal year ended May 31, 2003.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's common shares. There were no SAR's granted during the most recently completed fiscal year ended May 31, 2003 to the Named Executive Officers of the Company.

OPTIONS GRANTED AND EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company did not grant stock options to the Company's Named Executive Officers during the fiscal year ended May 31, 2003.

No stock options were exercised during the fiscal year ended May 31, 2003 by the Named Executive Officers. The following table sets out the fiscal year-end value of unexercised options of the Named Executive Officers as at the fiscal year ended May 31, 2003:

                                                                    Value of
                                                                  Unexercised
                                                Unexercised       In-the-Money
                                                 Options at         Options
                                                  Fiscal            at Fiscal
                                                 Year-End           Year-End
                    Securities    Aggregate       (#)(3)          (CDN$)(3)(4)
                   Acquired on      Value
                    Exercise      Realized      Exercisable/       Exercisable/
Name                 (#)(1)        ($)(2)      Unexercisable      Unexercisable
---------------    -----------    ---------    -------------      -------------
Desmond O'Kell         Nil           Nil        250,000/Nil           Nil/Nil

Ted Carlsen            Nil           Nil        250,000/Nil           Nil/Nil

(1)  Number of shares acquired on the exercise of the options.
(2) Calculated using the difference between the closing price on the TSXV on the date of exercise and the exercise price of the options.
(3) As freestanding SARs have not been granted, the number relates solely to options.
(4) Calculated using the closing price of the Company's shares on the TSXV on May 29, 2003, of CDN$0.05.

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not provide retirement benefits for directors or officers.

TERMINATION OF EMPLOYMENT, CHANGE OF RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds CDN $100,000 per executive officer.

During the fiscal year ended May 31, 2003, the Company did not have any contracts with its directors which would provide for benefits upon termination of employment.

COMPENSATION OF DIRECTORS

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. During the most recently completed financial year ended May 31, 2003, the Company paid CDN$21,840 to Chase Management Ltd., a private company owned by Nick DeMare, for accounting, administration, professional and management services provided.

The Company did not grant stock options to directors of the Company who are not the Named Executive Officers during the fiscal year ended May 31, 2003.

No stock options were exercised during the fiscal year ended May 31, 2003 by the directors of the Company who are not the Named Executive Officers. The following table sets out the fiscal year-end value of unexercised options held by the directors who are not the Named Executive Officers as of the fiscal year ended May 31, 2003:

                                                                    Value of
                                                                  Unexercised
                                                Unexercised       In-the-Money
                                                 Options at         Options
                                                  Fiscal            at Fiscal
                                                 Year-End           Year-End
                    Securities    Aggregate       (#)(3)          (CDN$)(3)(4)
                   Acquired on      Value
                    Exercise      Realized      Exercisable/       Exercisable/
Name                 (#)(1)       (CDN$)(2)    Unexercisable      Unexercisable
---------------    -----------    ---------    -------------      -------------
Directors other        Nil           N/A        190,000/N/A           Nil/N/A
than Named Execu-
tive Officers
(#) two (2)

(1)  Number of shares acquired on the exercise of the options.
(2) Calculated using the difference between the closing price on the TSXV on the date of exercise and the exercise price of the options.
(3) As freestanding SARs have not been granted, the number relates solely to the options.
(4) Calculated using the closing price of the Company's shares on the TSXV on May 29, 2003, of CDN$0.05.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended May 31, 2001, the Company, through CalEx, provided a loan of US$35,000 to Ted Carlsen, a former President and director of the Company, to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company had received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares held by Mr. Carlsen. During the fiscal year ended May 31, 2002, the Company received a partial payment of US$5,000 and, as at May 31, 2003, 300,000 Loan Shares remained pledged as security for the remaining principal balance of $30,000 of the promissory note.

Otherwise, during the Company's last completed financial year ended May 31, 2003, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

EMPLOYEES

As at the date of this annual report, the Company had no employees. All of the Company's officers and directors devote less than full-time employment equivalent to the affairs of the Company. During the fiscal year ended May 31, 2003, the Company employed no full-time or part-time employees. During the fiscal year ended May 31, 2002, the Company employed no full-time employees and one part-time employee. During the fiscal year ended May 31, 2001, the Company employed one full-time employee and no part-time employees.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by each current officer and director of the Company, and all officers and directors as a group, as of the date of this annual report.


                                                               PERCENTAGE OF(1)
     NAME AND POSITION(S)          COMMON SHARE OWNERSHIP     OUTSTANDING SHARES
     -----------------------       ----------------------     ------------------
     Nick DeMare                          956,526(2)                 12.5%
     President, Secretary
     and Director

     Andrew Carter                            Nil                     Nil
     Director

     Harvey Lim                               Nil                     Nil
     Director
                                          -------                    ----
     Officers and Directors,
     as a group (3 persons)               956,526                    12.5%
                                          =======                    ====

     (1) Based on 7,646,085 shares of common stock outstanding as of the date of this annual report.

     (2) Includes 600,001 shares held directly, 60,000 shares held through Chase and 296,525 shares held through DNG Capital Corp.("DNG"), private companies owned by Mr. DeMare.

OPTIONS

On August 22, 2001, the shareholders of the Company approved the Company's Stock Option Plan. The Stock Option Plan provides for equity participation in the Company by the directors, officers and employees of the Company and their affiliates, employees of persons providing management services to the Company, and consultants to the Company and its affiliates, through the acquisition of common shares pursuant to the grant of options to purchase common shares. The Stock Option Plan is administered by the board of directors or, in certain circumstances, a committee of the board of directors. Options may be granted to purchase the Company's common shares on such terms that the administrator of the Stock Option Plan may determine within the limitations of the Stock Option Plan and subject to the rules of applicable regulatory authorities. The maximum aggregate number of common shares to be reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 1,518,217 common shares.

The exercise price for options granted under the Stock Option Plan may not be less than the closing price of the common shares on the TSXV on the trading day prior to the date of grant (less up to the maximum discount permitted by applicable TSXV policies). Options granted under the Stock Option Plan are subject to a minimum 18 month vesting schedule whereby each option will vest equally on a quarterly basis, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. Under TSXV rules all stock options granted under the Stock Option Plan and any Common Shares issued thereunder will be subject to a minimum four month hold period from the date of grant of the option.

Insiders of the Company are not permitted to hold options entitling them to acquire greater than 10% of the Company's outstanding common shares. The Stock Option Plan is effective until ten years from its commencement, unless the Stock Option Plan is extended or earlier terminated by the administrator of the Stock Option Plan in accordance with the terms thereof.

There are no Options granted and outstanding to acquire common shares of the Company as of the date of this annual report.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership by all persons who beneficially own greater than five percent (5%) of the Company's outstanding shares, as of the date of this annual report:


                                                              PERCENTAGE OF
NAME                              NO. OF SECURITIES       OUTSTANDING SHARES(1)

Donald W. Busby                      1,424,000(2)                18.4%
Bakersfield, California

Desmond O'Kell                       1,406,975(3)                18.6%
St. Albert, Alberta

Nick DeMare                            956,526(4)                12.5%
Burnaby, British Columbia

Ted Carlsen                            600,000                    8.9%
Bakersfield, California


(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from the date of this annual report, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 7,646,085 shares of common stock outstanding as of the date of this annual report.
(2) These shares are held in the name of the Donald W. Busby 1999 Irrevocable Trust, of which Mr. Busby is the grantor of the trust and retains the power to replace the trustee.
(3) 1,396,975 shares and 10,000 shares held through Greystoke Investments Ltd. ("Greystoke") and Eland Jennings Investor Services Inc., respectively, private companies owned by Mr. O'Kell.
(4) Includes 600,001 shares held directly, 60,000 shares held through Chase and 296,525 shares held through DNG.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

SIGNIFICANT CHANGES IN OWNERSHIP

None.

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

The Company, Donald W. Busby, Nick DeMare and William Lee have entered into a discount seed share capital escrow agreement dated June 28, 2000 with Montreal Trust Company of Canada pursuant to which 2,200,001 seed capital shares were held in escrow (the "Escrow Agreement"). The Escrow Agreement provides that the common shares held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSXV. The capital pool company policy provides that the TSXV will generally permit a transfer of escrow shares in an arm's length qualifying transaction to incoming principals of the Company. In the event of the bankruptcy of an escrow shareholder, provided the TSXV does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the Escrow Agreement. In the event of the death of an escrow shareholder, provided the TSXV does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

As of the date of this annual report, 1,540,000 common shares, representing 70% of the original escrowed shares, were released and the following shares remain held in escrow:

                                                              NUMBER OF COMMON
     NAME OF BENEFICIAL OWNER                                 SHARES IN ESCROW

     Donald W. Busby 1999 Irrevocable Trust(i)                     420,000
     Nick DeMare                                                   225,001
     William Lee                                                    15,000
                                                                   -------
     Total:                                                        660,001
                                                                   =======

     (i) These common shares are held in the name of the Donald W. Busby 1999 Irrevocable Trust, of which Mr. Busby is the grantor of the trust and retains the power to replace the trustee.

(2)  CALEX ESCROW SHARES

On the completion of the Agreement and Plan of Merger, a total of 2,323,500 common shares held by the principals of CalEx described below were escrowed in accordance with the policies of the TSXV (the "Escrowed Securities") in connection with the acquisition. The Escrowed Securities have been deemed to be Surplus Securities and will be released from escrow on an automatic six year time release, at six month intervals, in equal tranches of 5% for the first four tranches ending on the 24th month from September 27, 2001, the date of the TSXV Notice, and in equal tranches of 10% for the remaining eight tranches ending on the 72nd month from the date of the TSXV Notice.

As at the date of this annual report, the following shares remain held in escrow.


                                                          NUMBER OF COMMON
     NAME OF BENEFICIAL OWNER                             SHARES IN ESCROW

     Ted Carlsen                                               544,000 (1)
     Desmond O'Kell                                          1,314,800 (1)
                                                             ---------
     Total:                                                  1,858,000
                                                             =========

     (1) includes 24,000 common shares held by Monica Carlsen, the spouse of Mr. Carlsen.
     (2)  held by Greystokes a private company owned by Mr. O'Kell.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

UNITED STATES SHAREHOLDERS

As of the date of this annual report, there were approximately 13 registered holders of the Company's common shares in the United States, with combined holdings of 1,157,000 shares, representing 15.1% of the issued shares of the Company on January 2, 2004.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

RELATED PARTY TRANSACTIONS AND PROPOSED COMPENSATION

Other than as disclosed below, for the year ended May 31, 2003 and the period from June 1, 2003 to December 31, 2003, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

     1. During the fiscal year ended May 31, 2003 and the period from June 1, 2003 to December 31, 2003, the Company paid a total of $14,319 (2002 - $13,092; 2001 - $nil) and $4,936, respectively to Chase for accounting services provided by Chase, a private corporation owned 100% indirectly by Mr. DeMare. Mr. DeMare resigned as a Director of the Company on completion of the acquisition of CalEx on September 27, 2001. Mr. DeMare was reappointed as a Director of the Company on October 7, 2002 and appointed as the President and Corporate Secretary of the Company on September 24, 2003.

     2. During the fiscal year ended May 31, 2001, the Company provided a working capital loan of $35,000 to Ted Carlsen, the former President of the Company. During the fiscal year ended May 31, 2002, $5,000 was repaid. See "Indebtedness of Management" below. As of December 31, 2003, Mr. Carlsen owed the Company $30,000.

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

Otherwise, during the Company's last completed financial year ended May 31, 2003, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:



PRINCIPAL            REPORTING COMPANY                    CAPACITY                           PERIOD
-------------        -----------------------              ----------------------             ------------------------
Nick DeMare          Aguila American Resources Ltd.       Director                           January 2003 - present
                     Aladdin Resources Corp.              Director & President               August 2003 - present
                     Andean American Mining Corp.         Director                           August 2002- present
                                                          Secretary                          December 1995 - present
                     Dial Thru International Inc.         Director                           January 1991 - present
                     GGL Diamond Corp.                    Director                           May 1989 - present
                     Global Energy Inc.                   Director & President               September 2002 - present
                     Golden Peaks Resources Ltd.          Director                           January 1992 - present
                     Goldmarca Limited                    Director                           September 2000 - present
                     Hilton Petroleum Ltd.                President & CEO                    July 2003 - present
                                                          Director                           October 1989 - present
                     Kookaburra Resources Ltd.            Director                           June 1988 - present
                     Lariat Resources Ltd.                Director & President               August 2002 - present
                     North American Oil & Gas Inc.        Director, Secretary & Treasurer    June 2001 - present
                     Medina International Corp.           Director, Secretary & Treasurer    May 2002 - present



PRINCIPAL            REPORTING COMPANY                    CAPACITY                           PERIOD
-------------        -----------------------              ----------------------             ------------------------

                     Trimark Energy Ltd.                  Director                           January 1996 - present
                     Tinka Resources Limited              Director & Secretary               October 2003 - present
                     Tumi Resources Limited               Director                           January 2000 - present

Andrew Carter        Hilton Petroleum Ltd.                Director                           July 2003 - present
                     Tinka Resources Ltd.                 Director, President & CEO          February 2003 - present

Harvey Lim           Aladdin Resources Corp.              Director & Secretary               October 2003 - present
                     Hilton Petroleum Ltd.                Secretary                          September 1995 - present
                     Medina International Corp.           Director                           May 2002 - present
                     Trimark Energy Ltd.                  Secretary                          December 1988 - present
                     Tumi Resources Limited               Director                           January 2000 - present



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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

Audited Financial Statements for the fiscal years ended May 31, 2003, 2002 and 2001.

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Company or CalEx is a party, nor to the best knowledge of management are any legal proceedings contemplated.

SIGNIFICANT CHANGES

Not applicable.

DIVIDEND POLICY

Since its  inception,  the Company has not paid any  dividends to  shareholders.
Management does not anticipate that the Company will pay any dividends to shareholders in the immediate future.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The Company's common stock commenced trading on the TSXV on December 21, 2000. The Company's common stock currently trades on the TSXV, under the symbol "CAX" and CUSIP number 130202 10 4.

The following tables list the volume of trading and high and low sales prices on the TSXV for shares of the Company's common stock for the periods indicated:

                  TSX VENTURE EXCHANGE - STOCK TRADING ACTIVITY

                                                        SALES PRICE (CDN $)
                                                    ---------------------------
YEAR ENDED                     VOLUME               HIGH                    LOW

May 31, 2003 (1)                11,966               $0.16                $0.02
May 31, 2002 (1)(2)            114,384               $0.70                $0.17
May 31, 2001 (2)               601,634               $0.63                $0.20

(1) Trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of the proposed acquisition of OPS. The shares resumed trading on January 13, 2003.
(2) Trading in the Company's shares was halted on May 3, 2001 to allow for the announcement of the acquisition of CalEx. The shares resumed trading on July 12, 2001.


                                                        SALES PRICE (CDN $)
                                                    ---------------------------
QUARTER ENDED                  VOLUME               HIGH                    LOW

November 30, 2003               13,621               $0.09                $0.04
August 31, 2003                  2,250               $0.04                $0.03
May 31, 2003                     7,352               $0.06                $0.02
February 28, 2003 (1)            4,614               $0.16                $0.04
November 30, 2002 (1)                -                   -                    -
August 31, 2002 (1)                  -                   -                    -
May 31, 2002 (1)                     -                   -                    -
February 28, 2002 (1)           10,750               $0.50                $0.35
November 30, 2001               24,928               $0.50                $0.17
August 31, 2001                 18,706               $0.70                $0.23

(1) Trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of the proposed acquisition of OPS. The shares resumed trading on January 13, 2003.


                                                        SALES PRICE (CDN $)
                                                    ---------------------------
MONTH ENDED                    VOLUME               HIGH                    LOW

December 31, 2003                  761               $0.06                $0.05
November 30, 2003                3,337               $0.09                $0.05
October 31, 2003                10,094               $0.10                $0.04
September 30, 2003                 190               $0.04                $0.04
August 31, 2003                      -                   -                    -
July 31, 2003                    2,250               $0.04                $0.03

The Company's common shares have been approved for quotation on the Over-the-Counter Bulletin Board (the "OTC- BB") system operated by the National Association of Securities Dealers under the symbol CAXVF; the initial trade of the Company's common shares on the OTC-BB system occurred on January 22, 2002. The following tables list the trading volume and high and low bid prices on the OTC-BB for shares of the Company's common stock for the periods indicated:


                   OTC-BULLETIN BOARD - STOCK TRADING ACTIVITY

                                                          BID PRICE (US $)
                                                    ---------------------------
YEAR ENDED                     VOLUME               HIGH                    LOW

May 31, 2003                    13,050               $0.15                $0.01
May 31, 2002                 2,530,800               $0.43                $0.01

                                                          BID PRICE (US $)
                                                    ---------------------------
QUARTER ENDED                  VOLUME               HIGH                    LOW

November 31, 2003                    -                   -                    -
August 31, 2003                      -                   -                    -
May 31, 2003                         -               $0.01                $0.01
February 28, 2003                1,000               $0.03                $0.01
November 31, 2002                4,500               $0.05                $0.03
August 31, 2002                 25,000               $0.30                $0.10
May 31, 2002                    35,500               $0.30                $0.20
February 28, 2002               40,000               $0.35                $0.18


                                                          BID PRICE (US $)
                                                    ---------------------------
MONTH ENDED                    VOLUME               HIGH                    LOW

December 31, 2003                    -                 $ -                 $ -
November 30, 2003                    -                 $ -                 $ -
October 31, 2003                     -                 $ -                 $ -
September 30, 2003                   -                 $ -                 $ -
August 31, 2003                      -                 $ -                 $ -
July 31, 2003                        -                 $ -                 $ -

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


ITEM 10. ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

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

Paragraph five of the Company's Articles of Continuance does not contain any restrictions on the business which the Company may carry on. Although, the Company may, by law, be prohibited from carrying on certain types of business.

The Company has previously been engaged in the business of acquiring, exploring and developing crude oil and natural gas prospects in the San Joaquin and Sacramento Basins in California, United States. See "Item 4. Information on the Company." The following is a summary of all material provisions of the Company's Articles of Continuance and Bylaws and certain provisions of the Yukon Business Corporations Act (the "Yukon Act"), applicable to the Company:

A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

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

     4. a contract for the indemnification of a director by the Company as specified under the Yukon Act; or

     5.   a contract with an affiliate.

B. DIRECTOR'S POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

     The compensation of the directors is governed by the Company's By-laws which allow for the determination of remuneration to be paid by the Board of Directors.

C.   BORROWING POWERS EXERCISABLE BY THE DIRECTORS.

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

D.   RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT.

     There are no such provisions applicable to the Company under its Articles of Continuance, Bylaws or the Yukon Act.

E.   NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION

     A director of the Company is not required to hold a share in the capital of the Company as qualification of his office.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Articles of Continuance.

Of the Company's unlimited share capital, a total of 7,646,085 common shares were issued and outstanding as of December 31, 2003. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement of dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The Company's directors do not stand for reelection at staggered intervals. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

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

The annual meeting shall be held at such time in each year as determined by the board of directors, the Chairman of the board of directors, the managing director or the president of the Company. Special meetings may be called by the board of directors, the Chairman of the board of directors, the managing director or the president at any time. Shareholder meetings may be held at or such other place or places as the directors may determine from time to time.

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

On a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

MATERIAL CONTRACTS

The following is a listing of contracts material to the business of the Company, which were not entered into in the ordinary course of business, during the two years preceding the date of this annual report:

(1) Letter of Intent Agreement dated January 14, 2002, among the Company, OPS, EYEKON Technologies Inc. and Craig Clydesdale. See "Item 4. Information on the Company - Business Overview"; and

(2) Purchase and Sale Agreement dated December 18, 2003 between CalEx and PNP Petroleum Inc. relating to the acquisition of an interest in the West Ranch Field, Texas. See "Item 4. Information on the Company - Principal Properties - Principal Oil and Gas Properties - West Ranch Field, Texas."

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

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the TSXV is a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

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

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

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


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

Not applicable.


                                     PART II

ITEM 13. ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

The Company is not in default under any of its indebtedness.


ITEM 14. MATERIAL
         MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. DeMare, who is the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2003. Based upon that evaluation, Mr. DeMare, who is the Company's chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS.
--------------------------------------------------------------------------------

Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages F-1 through F-19.


ITEM 18. FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19. EXHIBITS.
--------------------------------------------------------------------------------

EXHIBIT
NUMBER                 DESCRIPTION                                         PAGE

 1.1     Articles of Continuance (3)                                        N/A

 1.2     By-Law No. 1 (3)                                                   N/A

 4.1     Stock Option Agreements dated June 19, 2000 among                  N/A
         the Company and each of Donald W. Busby, Chase Management
         Ltd., Nick DeMare, William Lee and Harvey Lim. (1)

 4.2     Escrow Agreement dated June 28, 2000 among the Company             N/A
         and each of Donald W. Busby 1999 Irrevocable Trust,
         Chase Management Ltd., Nick DeMare and William Lee. (1)

 4.3     Agency Agreement dated September 27, 2000 between QDM              N/A
         Ventures Ltd., Research Capital Corporation and Montreal
         Trust Company of Canada. (2)

 4.4     2001 Stock Option Plan (3)                                         N/A

 4.5     Letter Agreement dated May 3, 2001 between the Company,            N/A
         California Exploration Inc. and certain major shareholders of California Exploration Inc.(3)

 4.6     Agreement and Plan of Merger dated July 3, 2001 among              N/A
         the Company, California Exploration Inc. and QDM
         Acquisition Corporation (3)

 4.7     Sponsorship Agreement dated July 6, 2001 among the                 N/A
         Company, Canaccord Capital Corporation and California
         Exploration Inc. (3)

 4.8     Escrow Agreement dated September 26, 2001 among the Company,       N/A
         Computershare Trust Company of Canada and each of Greystoke Investments Inc., Ted Carlsen and Monica Carlsen (3)

 4.9     Letter of Intent Agreement dated January 14, 2002 among            N/A
         the Company, Optimal Power Systems Ltd., EYEKON Technologies
         Inc. and Craig Clydesdale (4)

 4.10    Purchase and Sale Agreement dated December 18, 2003 between         66
         CalEx and PNP Petroleum Inc.

 8.1     List of Subsidiaries                                                89

12.1     Certification of Nick DeMare Pursuant to Rule 13a-14(a)             91

EXHIBIT
NUMBER                 DESCRIPTION                                         PAGE

13.1     Certification of Nick DeMare Pursuant to 18 U.S.C. Section 1350     93


(1) Previously filed as an exhibit to the Company's registration statement on Form 20-F, filed with the Securities and Exchange Commission on August 31, 2000. File Number 0-30920.

(2) Previously filed as an exhibit to the Company's registration statement on Form 20-F/A Amendment No. 1, filed with the Securities and Exchange Commission on October 16, 2000. File Number 0-30920.

(3) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on November 29, 2001. File Number 0-30920.

(4) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on December 13, 2002. File Number 0-30920.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                               CALIFORNIA EXPLORATION LTD.



Dated:   January 14, 2004                      /s/   Nick DeMare
                                               Nick DeMare, President
                                               corporate Secretary and Director

--------------------------------------------------------------------------------


                           CALIFORNIA EXPLORATION LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 and 2001

          (Expressed in United States Dollars, unless otherwise stated)


--------------------------------------------------------------------------------

AUDITOR'S REPORT




To the Shareholders of
California Exploration Ltd.


We have audited the consolidated balance sheet of California Exploration Ltd. as at May 31, 2003 and 2002 and the consolidated statement of operations and deficit and cash flow for the years May 31, 2003, 2002 and 2001 ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and cash flow for the years ended May 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholder equity as at May 31, 2003 and 2002 and the results of operations for the years ended May 31, 2003, 2002 and 2001 to the extent summarized in Note 13 to the consolidated financial statements.

On September 30, 2003, we reported separately to the shareholders of California Exploration Inc. on consolidated financial statements as at, and for the years ended, May 31, 2003 and 2002 audited in accordance with Canadian generally accepted accounting principles.


                                                      /s/ D&H Group

Vancouver, BC
September 30, 2003                                    CHARTERED ACCOUNTANTS






                                    D&H Group
                          A Partnership of Corporations
           A Member of BHD Association with affiliated offices across
                           Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881

                                       F-2
                                      -48-

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated September 30, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



                                                      /s/ D&H Group

Vancouver, BC
September 30, 2003                                    CHARTERED ACCOUNTANTS











                                    D&H Group
                          A Partnership of Corporations
           A Member of BHD Association with affiliated offices across
                           Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881


                                       F-3
                                      -49-

                           CALIFORNIA EXPLORATION LTD.
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
          (Expressed in United States Dollars, unless otherwise stated)


                                                      2003              2002
                                                        $                 $
                                     ASSETS

CURRENT ASSETS

Cash                                                   26,413            98,408
Amounts receivable and prepaids                         7,637            20,323
                                                   ----------        ----------
                                                       34,050           118,731
BRIDGE LOAN (Note 5)                                        -            99,800
CAPITAL ASSETS                                              -            50,698
OIL AND GAS PROPERTIES (Note 6)                        47,463           268,396
OTHER ASSETS (Note 7)                                  11,500           263,531
                                                   ----------        ----------
                                                       93,013           801,156
                                                   ==========        ==========

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities
   (Note 9(c))                                        160,539           190,031

ADVANCES FROM SHAREHOLDER (Note 9(b))                  72,620            58,920
                                                   ----------        ----------
                                                      233,159           248,951
                                                   ----------        ----------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)


SHARE CAPITAL (Note 8)                              1,110,074         1,102,823

DEFICIT                                            (1,250,220)         (550,618)
                                                   ----------        ----------
                                                     (140,146)          552,205
                                                   ----------        ----------
                                                       93,013           801,156
                                                   ==========        ==========

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)


APPROVED BY THE DIRECTORS

/s/  Nick DeMare      , Director
----------------------
/s/  Harvey Lim       , Director
----------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-4
                                      -50-

                           CALIFORNIA EXPLORATION LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
          (Expressed in United States Dollars, unless otherwise stated)





                                                      2003              2002              2001
                                                                      (Note 3)          (Note 3)
                                                        $                 $                 $

REVENUES

Oil and gas sales                                      14,466                 -                 -
Interest and other income                               7,599            72,480            10,620
                                                   ----------        ----------        ----------
                                                       22,065            72,480            10,620
                                                   ----------        ----------        ----------

EXPENSES

Production                                              3,193                 -                 -
General and administration                             65,084           244,179           108,249
Depreciation, depletion and impairment                376,689            39,346                 -
                                                   ----------        ----------        ----------
                                                      444,966           283,525           108,249
                                                   ----------        ----------        ----------
OTHER ITEMS

Write-off of other assets (Notes 5 and 7(b))         (113,503)         (123,375)         (100,000)
Write-off of amounts receivable                       (15,194)          (74,293)                -
Impairment of bridge loan (Note 5)                    (95,822)                -                 -
Write-off of capital assets (Note 3)                  (41,829)                -                 -
Industry partners inducement                                -                 -          (123,406)
Income tax recovery                                         -                 -            73,000
Unrealized foreign exchange loss                      (10,353)                -                 -
                                                   ----------        ----------        ----------
                                                     (276,701)         (197,668)         (150,406)
                                                   ----------        ----------        ----------
LOSS FOR THE YEAR                                    (699,602)         (408,713)         (248,035)

(DEFICIT) RETAINED EARNINGS - BEGINNING OF YEAR      (550,618)         (141,905)          106,130
                                                   ----------        ----------        ----------
DEFICIT - END OF YEAR                              (1,250,220)         (550,618)         (141,905)
                                                   ==========        ==========        ==========
BASIC AND DILUTED LOSS PER SHARE                       $(0.09)           $(0.06)           $(0.08)
                                                   ==========        ==========        ==========
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                      7,643,674         6,509,418         3,233,755
                                                   ==========        ==========        ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-5
                                      -51-

                           CALIFORNIA EXPLORATION LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
          (Expressed in United States Dollars, unless otherwise stated)



                                                      2003              2002              2001
                                                       $                 $                 $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (699,602)         (408,713)         (248,035)
Items not affecting cash
     Amortization of capital assets                     8,869            38,442            36,524
     Depreciation, depletion and impairment           376,689            39,346                 -
     Impairment of bridge loan                         95,822                 -                 -
     Write-off of capital assets                       41,829                 -                 -
     Unrealized foreign exchange loss                  10,353                 -                 -
     Write-off of amounts receivable                   15,194            74,293                 -
     Write-off of other assets                        113,503           123,375           100,000
(Increase) decrease in amounts
     receivable and prepaids                           (2,508)           72,407           255,102
(Decrease) increase in accounts payable
     and accrued liabilities                          (29,492)          157,564            12,171
Decrease in income taxes payable                            -                 -           (73,000)
                                                   ----------        ----------        ----------
                                                      (69,343)           96,714            82,762
                                                   ----------        ----------        ----------
INVESTING ACTIVITIES

Recovery of (additions to) oil and gas properties    (155,756)         (287,045)           63,520
Other assets                                          148,121          (190,401)         (114,393)
Loan repayment (advance)                                    -             5,000           (35,000)
                                                   ----------        ----------        ----------
                                                       (7,635)         (472,446)          (85,873)
                                                   ----------        ----------        ----------
FINANCING ACTIVITIES

Issuance of common shares                               7,251                 -           200,000
Share issue costs                                           -                 -              (680)
Deferred acquisition costs                             (9,233)          (13,221)                -
Advances from shareholder                               6,965            58,920                 -
Cash assumed on reorganization                              -           100,047                 -
Reorganization costs                                        -           (32,186)                -
                                                   ----------        ----------        ----------
                                                        4,983           113,560           199,320
                                                   ----------        ----------        ----------
NET (DECREASE) INCREASE  IN CASH                      (71,995)         (262,172)          196,209

CASH - BEGINNING OF YEAR                               98,408           360,580           164,371
                                                   ----------        ----------        ----------
CASH - END OF YEAR                                     26,413            98,408           360,580
                                                   ==========        ==========        ==========

SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-6
                                      -52-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



1.   NATURE OF OPERATIONS AND GOING CONCERN

     California Exploration Ltd. (the "Company") is focused on the acquisition, exploration, development and production of crude oil and natural gas reserves.

     During the 2003 fiscal year the Company recorded a loss of $699,602 and, as at May 31, 2003, the Company had an accumulated deficit of $1,250,220 and a working capital deficiency of $126,489. The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company's consolidated financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through sale of common shares or other securities and ultimately achieving profitable operations.

     See also Note 5.


2.   CHANGE IN ACCOUNTING POLICY

     During the 2003 fiscal year the Company adopted, on a prospective basis, the provisions of new Section 3870 "Stock-Based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after January 1, 2002. No stock-based compensation or other stock-based payments occurred during the 2003 fiscal year.


3.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 13.

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

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, California Exploration Inc. ("CalEx"), a company incorporated under the laws of the state of Nevada. See also Note 4.


                                       F-7
                                      -53-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

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

     Capital Assets

     Capital assets, which comprise office equipment, furniture and fixtures and computer software were recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives.

     During the 2003 fiscal year the Company wrote-off the remaining $41,829 book value of the capital assets.


                                       F-8
                                      -54-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     Long-term Investments

     Long-term investments are accounted for using the cost method.

     Revenue Recognition

     The Company recognizes petroleum and natural gas revenues from its interests in producing wells as petroleum and natural gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Petroleum and natural gas sold is not significantly different from the Company's product entitlement.

     Cash Equivalents

     Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

     Deferred Financing Charges

     The costs of obtaining long-term debt are deferred and amortized on a straight-line basis over the terms of these loans. The amortization of these charges is included in interest expense on long-term debt.

     Translation of Foreign Currencies

     Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

     Income Taxes

     Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

     Earnings (Loss) Per Share

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

     Comparative Figures

     Certain of the 2002 fiscal year figures have been reclassified to confirm with the presentation used in the 2003 fiscal year.

                                       F-9
                                      -55-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


4.   CORPORATE REORGANIZATION

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

     ii) control of the net assets and business of the Company was acquired effective September 27, 2001. The transaction has been accounted as a purchase of the assets and liabilities of the Company by CalEx. The assets and liabilities of the Company have been recorded at their fair values, as follows:
                                                                           $

          Net working capital                                            89,208
          Advances to CalEx, as at combination
              date, eliminated on consolidation                          21,462
          Deferred reorganization costs                                  70,113
                                                                     ----------
          Net assets purchased                                          180,783
                                                                     ==========

     iii) the consolidated statements of operations and deficit and cash flow for the 2002 fiscal year include CalEx's results of operations and cash flow for the 2002 fiscal year and the Company's results of operations and cash flow from the effective date of the business acquisition.

     Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $40,391 for the period June 1, 2001 to September 27, 2001.


5.   TERMINATION OF PROPOSED BUSINESS ACQUISITION

     On January 14, 2002, the Company entered into a letter of intent (the "Letter of Intent") whereby it agreed to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the Letter of Intent, the Company proposed to issue up to 4.8 million common shares of the Company to the shareholders of OPS, based upon OPS achieving certain revenue levels. The Company had also provided OPS bridge loans totalling $95,822 (CDN $150,000). OPS was unable to complete a restructuring of their business plan which would have enabled the Company to proceed with the acquisition. Accordingly, the Company terminated the agreement under the Letter of Intent and requested repayment of the bridge loans. Although the principals of OPS have pledged their holdings in OPS as security it is not known whether the Company will recover the full amount of the bridge loans. Accordingly, the Company wrote off $95,822 relating to the bridge loans. The Company had also incurred a total of $22,814 for legal fees associated with the proposed acquisition, of which $13,221 had been recorded as at May 31, 2002, as deferred acquisition costs. These deferred acquisition costs were also written off during the 2003 fiscal year.


                                      F-10
                                      -56-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


6.   OIL AND GAS PROPERTIES
                                                         2003            2002
                                                           $               $
     Evaluated property
       Exploration and development costs                  51,095              -

     Undeveloped oil and gas prospects
       Acquisitions and leasehold costs                        -         20,697
       Exploration costs                                       -        287,045
                                                      ----------     ----------
                                                          51,095        307,742
     Less accumulated depreciation, depletion
       and impairment                                     (3,632)       (39,346)
                                                      ----------     ----------
                                                          47,463        268,396
                                                      ==========     ==========

     During the 2003 fiscal year the Company recorded an impairment charge of $373,057 (2002 - $39,346; 2001 - $nil) reflecting its share of unsuccessful drilling activities and related acquisition costs of the abandonment of the regional California prospects and the Michigan exploratory well.

     In January 2003, the Company acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field in Jackson County, Texas. As at May 31, 2003, the Company has incurred $51,095 of exploration and development costs.


7.   OTHER ASSETS

                                                         2003           2002
                                                           $              $

     Portfolio investments (a)                            11,500         11,500
     Due from related parties (b)                              -        102,131
     Deferred acquisition costs (Note 5)                       -         13,221
     Other                                                     -        136,679
                                                      ----------     ----------
                                                          11,500        263,531
                                                      ==========     ==========

     (a) During the 2001 fiscal year the Company wrote down the portfolio investments by $100,000. A further write-down of $123,375, to $11,500, was made during the 2002 fiscal year. The quoted market value of the portfolio investments at May 31, 2003 was $48,147.

     (b) The Company has acted as the operator of drilling programs conducted on the regional California prospects. Certain corporations' current and former officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. During the 2003 fiscal year, due to uncertainty of collection, the Company wrote off an account receivable of $90,689 for unpaid joint interest billings to Trimark Resources Inc., a related party.


                                       F-11
                                      -57-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



8.   SHARE CAPITAL

                                                        Number
                                                       of Shares          $
Authorized - unlimited common shares
     (2001 - 100,000,000 common shares)
     without par value

CALEX

Balance, May 31, 2000                                  2,346,084        855,019
Shares issued for cash                                 2,000,000        200,000
Less:  share issuance costs                                    -           (680)
Loan to officer                                                -        (35,000)
                                                      ----------     ----------
Balance, May 31, 2001                                  4,346,084      1,019,339

Repayment on loan by officer                                   -          5,000

REVERSE TAKE-OVER TRANSACTION AT SEPTEMBER 27, 2001

Adjustment of shares to reflect shares of the legal
     parent outstanding at time of reverse take-over   3,245,001              -
Net assets of legal parent at time of
     reverse take-over                                         -        180,783
Less:  reorganization costs                                    -       (102,299)
                                                      ----------     ----------
Balance, May 31, 2002                                  7,591,085      1,102,823

Shares issued for cash                                    55,000          7,251
                                                      ----------     ----------
                                                       7,646,085      1,110,074
                                                      ==========     ==========

     (a) During the 2003 fiscal year the Company issued 55,000 common shares of its share capital at CDN$0.20 per share, for $7,251.

     (b) During the 2002 fiscal year the Company completed the business combination with CalEx and issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding common stock of CalEx. Of the shares issued in the business combination, at May 31, 2003, 1,974,975 shares are held in escrow pursuant to a security escrow agreement, and are released at six months intervals over a period ending September 27, 2007.

     (c) As at May 31, 2003, 990,001 shares remain held in escrow and are released at six month intervals over a period ending September 27, 2004.

     (d) On July 20, 2001, the Company's Board of Directors approved and adopted a stock option plan (the "Plan"). The maximum number of shares reserved for issuance under the Plan is 1,518,217 common shares.


                                      F-12
                                      -58-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



8.   SHARE CAPITAL (continued)

     A summary of the Company's options at May 31, 2003 and May 31, 2002 and the changes for the years ending on those dates is presented below:


                                                 2003                      2002
                                        ----------------------    ----------------------
                                                      Weighted                  Weighted
                                                      Average                   Average
                                           Number     Exercise       Number     Exercise
                                        of Options    Price       of Options    Price
                                                         $                         $

          Balance, beginning of year     1,085,000      0.49         285,000      0.20
          Granted                                -         -         800,000      0.60
          Expired                         (450,000)     0.60               -         -
                                        ----------                ----------
          Balance, end of year             635,000      0.42       1,085,000      0.49
                                        ==========                ==========

          The following table summarizes information about the stock options outstanding and exercisable at May 31, 2003:

                Number            Exercise                   Expiry
              of Options            Price                     Date
                                      $

                285,000              0.20               December 21, 2003
                350,000              0.60               September 28, 2004
             ----------
                635,000
             ==========

9.   RELATED PARTY TRANSACTIONS

     (a) During the 2003 fiscal year the Company was charged $14,473 (2002 - $nil) for consulting services provided by the former President of the Company and accounting fees of $14,319 (2002 - $nil) by a company controlled by a director of the Company. As at May 31, 2003, $164 remained unpaid and is included in accounts payable and accrued liabilities.

     (b)  The  advances  from  a  shareholder  are  non-interest   bearing.  The
          shareholder has agreed not to demand repayment of the advances during the next fiscal year.

     (c) The Company participated in the drilling of certain oil and gas prospects with corporations in which certain of the corporations' current and former officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at May 31, 2003, $136,296 (2002 - $172,394) remained unpaid to Hilton
          Petroleum Inc., a related party, and is included in accounts payable and accrued liabilities.

     (d) During the 2002 fiscal year the Company provided a loan of $35,000 to a former President of the Company to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $5,000. As at May 31, 2003, 300,000 Loan Shares remain pledged as security for the promissory note.

     (e)  See also Note 7(b).

                                       F-13
                                      -59-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


10.  INCOME TAXES

     As at May 31, 2003, the Company has accumulated non-capital losses for income tax purposes of approximately CDN $465,000, expiring from 2007 to 2010.



11.  SEGMENTED INFORMATION

     As at May 31, 2003, the Company and its subsidiary operated in one industry segment, the exploration for and the development of petroleum and natural gas. The Company's current petroleum and natural gas interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                                 2003
                                                     ---------------------------
                                                     Identifiable        Net
                                                        Assets          Loss
                                                           $              $

     United States                                        49,329       (536,308)
     Canada                                               43,684       (163,294)
                                                      ----------     ----------
                                                          93,013       (699,602)
                                                      ==========     ==========

                                                                 2002
                                                     ---------------------------
                                                     Identifiable        Net
                                                        Assets          Loss
                                                           $              $

     United States                                       590,781       (227,389)
     Canada                                              210,375       (181,324)
                                                      ----------     ----------
                                                         801,156       (408,713)
                                                      ==========     ==========

                                                                 2001
                                                     ---------------------------
                                                     Identifiable        Net
                                                        Assets          Loss
                                                           $              $

     United States                                       458,836        (96,006)
     Canada                                              453,669       (152,029)
                                                      ----------     ----------
                                                         912,505       (248,035)
                                                      ==========     ==========


12.  SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash activities:

     During the 2002 fiscal year the Company issued 4,346,084 common shares to complete the corporate reorganization, as described in Note 4.

                                      F-14
                                      -60-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



12.  SUPPLEMENTARY CASH FLOW INFORMATION (continued)

     Other supplementary cash flow information:

                                          2003           2002           2001
                                            $              $              $

     Interest paid in cash                      -              -              -
                                       ==========     ==========     ==========
     Income taxes paid in cash                  -              -              -
                                       ==========     ==========     ==========



13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     (a) The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                         2003           2002           2001
                                                           $              $              $
Consolidated Statements of Operations
     and Comprehensive Income

Earnings (loss) for the year
     Canadian GAAP                                      (699,602)      (408,713)      (248,035)
     Write-down of investment (i)                              -         38,500        100,000
     Other compensation expense (iv)                           -              -       (160,000)
                                                      ----------     ----------     ----------
                                                        (699,602)      (370,213)      (308,035)
Other Comprehensive Income
     Unrealized holding gain (loss) on
         available-for-sale marketable securities (i)     36,647        (27,317)      (129,576)
                                                      ----------     ----------     ----------
Comprehensive earnings (loss) for the year              (662,955)      (397,530)      (437,611)
                                                       =========     ==========     ==========
     Earnings (loss) per share basic and
         fully diluted - US GAAP                          $(0.09)        $(0.06)        $(0.14)
                                                       =========     ==========     ==========


                                      F-15
                                      -61-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)


                                                         2003           2002
                                                           $              $

Consolidated Balance Sheets

Total Assets
    Canadian GAAP                                         93,013        801,156
    Increase in available for sale securities (i)         36,647              -
                                                      ----------     ----------
    US GAAP                                              129,660        801,156
                                                      ==========     ==========
Total Liabilities
    Canadian GAAP                                        233,159        248,951
                                                      ----------     ----------
    US GAAP                                              233,159        248,951
                                                      ==========     ==========
Shareholders' Equity (Deficiency)
    Canadian GAAP                                       (140,146)       552,205
    Increase in available for sale securities (i)         36,647              -
                                                      ----------     ----------
    US GAAP                                             (103,499)       552,205
                                                      ==========     ==========

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

          (ii) Stock option plan for employees and directors

               The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. No options were granted to employees or directors during the 2003 fiscal year. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the 2002 and 2001 fiscal years consistent with the provisions of SFAS No. 123, the Company's earnings (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:

                                                         2002           2001
                                                           $              $
               Earnings (loss)
                  - as reported under US GAAP           (397,530)      (437,611)
               Earnings (loss) - proforma               (447,800)      (437,611)

               Earnings (loss) per share
                  - as reported under US GAAP             $(0.06)        $(0.14)
               Earnings (loss) per share - proforma       $(0.07)        $(0.14)

                                      F-16
                                      -62-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

               The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the 2002 and 2001fiscal years:

                                                         2002           2001

               Risk-free interest rate                   3.14%           N/A
               Expected volatility                        125%           N/A
               Expected lives                           3 years          N/A

          (iii)Private Placements of Common Stock with Related Parties

               US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the 2001 fiscal year directors, officers and companies controlled by the directors or officers acquired 1,600,000 shares of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $160,000;

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

               Under US GAAP, loss and capital distributions for 2003 fiscal year would increase by $nil (2002 - $nil; 2001 - $160,000) and $nil (2002 - $nil; 2001 - $40,000), respectively, and share capital, as at May 31, 2003 would increase by $200,000 (2002 - $200,000; 2001 - $200,000). There is no net change to shareholders' equity.

          (v)  Reverse Take-over Accounting

               At the time the Company completed its reverse take-over, Canadian GAAP considered such transactions to be business combinations. Under US GAAP, such a reverse takeover of a publicly listed shell corporation is considered to be a capital transaction in substance and not a business combination. In this particular transaction there is no difference in the underlying accounting for the transaction.

          (vi) Income Tax

               Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is reasonable assurance of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

                                      F-17
                                      -63-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

               As at May 31, 2003, the Company has fully reserved the $140,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $83,000 is attributable to the 2003 fiscal year.

         (vii) Functional Currency

               The Company's functional currency is the U.S. dollar.

        (viii) Development Stage Company

               During the 2003 fiscal year the Company commenced its principal operations in the production of crude oil and natural gas reserves and received revenues from its operation. Accordingly, the Company is no longer considered a development stage company as defined by SFAS 7. The deficit of $550,618 was accumulated during the development stage.

     (b)  The  Company's  consolidated  statements  of cash flow  comply with US
          GAAP.

     (c)  New Technical Pronouncements

          In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement costs to expense, (4) subsequent measurement of the liability and (5) financial statement disclosure. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

          In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." FASB 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of Accounting Principles Board Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

          In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.


                                      F-18
                                      -64-

                           CALIFORNIA EXPLORATION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          In December 2002, the FASB approved SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy, and has adopted the disclosure requirement of SFAS 148.

          In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

          In June 2003, the FASB approved SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.