Form 20-F
BARADERO RESOURCES LTD.
filed 2004-12-03
CIK 1123267

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

                     FOR THE FISCAL YEAR ENDED MAY 31, 2004

                                       or

[ ] Transition Report Pursuant to Section 13 or 15 d) of the Securities Exchange Act of 1934

              For the transition period from _________ to _________

                         Commission file number: 0-30920

                           BARADERO RESOURCES LIMITED
             (Exact name of Registrant as Specified in its Charter)

                           BARADERO RESOURCES LIMITED
                 (Translation of Registrant's Name Into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of Incorporation or Organization)

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

                   1,911,521 COMMON SHARES AS OF MAY 31, 2004

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X         No
     ---            ---
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X     Item 18                                            Page 1 of 152
         ---            ---

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                    GLOSSARY

The following is a glossary of oil and gas terms used in this annual report:


BBL OR BARREL                          34.972 Imperial gallons or 42 US gallons.

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

PROVED OIL AND GAS RESERVES            Proved  oil  and  gas  reserves  are  the
                                       estimated   quantities   of  crude   oil,
                                       natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

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

PROVED DEVELOPED OIL                   Reserves  that  can  be  expected  to  be
AND GAS RESERVES                       recovered  through  existing  wells  with
                                       existing equipment and operating methods.
                                       Additional  oil  and gas  expected  to be
                                       obtained through the application of fluid
                                       injection  or  other  improved   recovery
                                       techniques for  supplementing the natural
                                       forces and mechanisms of primary recovery
                                       should be included  as "proved  developed
                                       reserves"  only after  testing by a pilot
                                       project  or  after  the  operation  of an
                                       installed  program has confirmed  through
                                       production    response   that   increased
                                       recovery will be achieved.

PROVED UNDEVELOPED RESERVES            Reserves   that   are   expected   to  be
                                       recovered  from new  wells  on  undrilled
                                       acreage,  or from existing  wells where a
                                       relatively major  expenditure is required
                                       for  recompletion.  Reserves on undrilled
                                       acreage   shall  be   limited   to  those
                                       drilling  units   offsetting   productive
                                       units  that  are  reasonably  certain  of
                                       production when drilled.  Proved reserves
                                       for other  undrilled  units  are  claimed
                                       only  where it can be  demonstrated  with
                                       certainty  that  there is  continuity  of
                                       production  from the existing  productive
                                       formation.  Under  no  circumstances  are
                                       estimates for proved undeveloped reserves
                                       attributable  to any acreage for which an
                                       application  of fluid  injection or other
                                       improved     recovery     technique    is
                                       contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

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

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the "SEC"). Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. See "Item 3. Key Information - Risk Factors". These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2004, 2003 and 2002 was derived from the financial statements of the Company which have been audited by D&H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the year ended May 31, 2001 and the fiscal period ending May 31, 2000, are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 11 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.


                                                                       YEAR ENDED MAY 31,
                                             ----------------------------------------------------------------------
                                                 2004          2003             2002(1)       2001(1)    2000(1)(2)
                                                 ----          ----             ------        ----       ----


Oil and Gas Sales                                  $98,904       $22,064              -             -             -
Interest and Other Income                           $4,099       $11,590       $113,663       $16,059       $17,906
Production Costs                                  $(28,741)      $(4,870)             -             -             -
General and Administrative Expenses               $(79,849)     $(99,139)     $(378,279)    $(164,702)    $(127,600)
Depreciation, depletion and impairment            $(44,187)    $(580,101)      $(61,702)            -             -
Impairments and write-offs                               -     $(233,120)     $(116,506)            -             -
Net Earnings (Loss)                               $179,158   $(1,072,481)     $(640,944)    $(375,893)     $153,358
Total Assets                                      $137,713      $135,533     $1,257,671    $1,440,756    $1,646,607
Net Assets (Deficiency)                            $(4,924)    $(184,082)      $877,399    $1,386,547    $1,503,093
Capital Stock                                   $1,751,878    $1,751,878     $1,740,878    $1,609,082    $1,349,735
Weighted Average Number of Shares                1,911,521     1,910,919      1,627,355       808,439       509,504
Dividends per Share                                    Nil           Nil            Nil           Nil           Nil
Basic and Fully Diluted
     Earnings (Loss) Per Share                       $0.09        $(0.56)        $(0.39)       $(0.46)        $0.30


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

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                           2004            2003            2002
                                                                             $               $               $

Consolidated Statements of Operations and Comprehensive Income

Earnings (loss) for the year
    Canadian GAAP                                                           179,158      (1,072,481)       (640,944)
    Write-down of investment (i)                                                  -               -          68,236
                                                                       ------------    ------------    ------------
                                                                            179,158      (1,072,481)       (572,708)
Other Comprehensive Income
    Unrealized holding gain (loss) on
       available-for-sale marketable securities (i)                          38,400          48,000         (42,000)
                                                                       ------------    ------------    ------------
Comprehensive earnings (loss) for the year                                  217,558      (1,024,481)       (614,708)
                                                                       ============    ============    ============

    Earnings (loss) per share basic and fully diluted - US GAAP               $0.11          $(0.54)         $(0.38)
                                                                       ============    ============    ============



                                                                                           2004            2003
                                                                                             $               $

Consolidated Balance Sheets

Total Assets
    Canadian GAAP                                                                           137,713         135,533
    Cumulative unrealized holding gains on available for sale securities (i)                 89,161          50,236
                                                                                       ------------    ------------
    US GAAP                                                                                 226,874         185,769
                                                                                       ============   =============
Total Liabilities
    Canadian GAAP                                                                           142,637         319,615
                                                                                       ------------    ------------
    US GAAP                                                                                 142,637         319,615
                                                                                       ============   =============
Shareholders' Equity (Deficiency)
    Canadian GAAP                                                                            (4,924)       (184,082)
    Cumulative unrealized holding gains available for sale securities (i)                    89,161          50,236
                                                                                       ------------   -------------
    US GAAP                                                                                  84,237        (133,846)
                                                                                       ============   =============


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

(ii)     Stock option plan for employees and directors

         The Company has a stock option plan which reserves common shares for issuance to directors, employees and consultants. During the 2003 fiscal year the Company adopted, on a prospective basis, the fair value method of accounting for stock options granted to directors, employees and consultants as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook. No options were granted to directors, employees or consultants during the 2004 and 2003 fiscal years. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the 2002 fiscal year consistent with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, the Company's earnings (loss) and earnings
         (loss) per share would have been increased to the proforma amounts indicated below:

                                                                         2002
                                                                           $

         Earnings (loss) - as reported under US GAAP                   (614,708)
         Earnings (loss) - proforma                                    (694,758)

         Earnings (loss) per share - as reported under US GAAP           $(0.38)
         Earnings (loss) per share - proforma                            $(0.43)

         The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the 2002 fiscal year:

                                                        2002

                Risk-free interest rate                 3.14%
                Expected volatility                      125%
                Expected lives                        3 years

(iii)    Private Placements of Common Stock

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

         Under US GAAP, share capital, as at May 31, 2004 would increase by $315,721 (2003 - $315,721; 2002 - $315,721). There is no net change to shareholders' equity.

(iv)     Income Tax

         Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is reasonable assurance of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

         Provision for (benefit from) income taxes for the 2004 fiscal year is as follows:

                                                         $              RATE

                Current
                Federal and provincial                   71,000          39.62%
                Net operating carryforward              (71,000)         39.62%
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         As at May 31, 2004, the Company has fully reserved the $128,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $nil is attributable to the 2004 fiscal year.

(v)      Functional Currency

         The Company's functional currency is the Canadian dollar.

(vi)     Development Stage Company

         As of May 31, 2004, the Company is considered a development stage company as defined by SFAS No. 7.

The Company's consolidated statements of cash flow comply with US GAAP.

New Accounting Standards

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN No. 46") (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

A similar guideline has been introduced in Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

In July 2003, the CICA released Section 1100 "Generally Accepted Accounting Principles". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "Financial Statement Concepts" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "General Standards of Financial Statement Presentation". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2004, 2003, 2002, 2001 and 2000.


PERIOD                                                                AVERAGE

June 1, 2003 - May 31, 2004                                            0.7443
June 1, 2002 - May 31, 2003                                            0.6574
June 1, 2001 - May 31, 2002                                            0.6377
June 1, 2000 - May 31, 2001                                            0.6596
October 6, 1999 - May 31, 2000                                         0.6834


The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended October 31, 2004.

MONTH                                          HIGH                      LOW

October 2004                                  0.8201                    0.7858
September 2004                                0.7906                    0.7651
August 2004                                   0.7714                    0.7506
July 2004                                     0.7644                    0.7489
June 2004                                     0.7459                    0.7261
May 2004                                      0.7364                    0.7158


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on November 24, 2004, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1813 (US$0.8465 = CDN$1.00).

Risk Factors

The Company's initial business was the exploration for, development and exploitation of oil and gas prospects principally in the United States. In an attempt to diversify the Company's operations, management reviewed other business opportunities. In December 2001, the Company entered into an agreement to acquire a private company in the software development industry. The agreement was ultimately not proceeded with and was terminated in January 2003. In March 2004, the Company sold its remaining interests in oil and gas properties. As of the date of this annual report the Company does not hold any interests in oil and gas leases and is continuing its review of other business and asset acquisitions, which may or may not be in the oil and gas industry. Any significant business or asset acquisition or change of business may require TSX Venture Exchange ("TSXV") and Company shareholder approvals. There are no assurances that the Company may identify suitable acquisitions, be able to finance these purchases if negotiated, or receive the requisite approvals.

The historical results of the Company's operations discussed in this annual report are not necessarily indicative of the future operations of the Company. In particular, if the Company acquires another business or assets, the Company's operations may change significantly from those in which it has historically engaged. Therefore, the discussion of the Company's historical operations contained in this annual report may not provide an adequate representation of the Company's future performance and results of its operations.

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING, THE COMPANY MAY FAIL.

The Company has limited financial resources, no revenues, and has no assurance that additional funding will be available to it should the Company identify any potential acquisition candidates. As of May 31, 2004, the Company had working capital of $96,135, which does not include $127,548 owed to related parties. As of the date of this annual report, the Company is not generating any cash flow from its operations to meet ongoing corporate overhead and to repay its outstanding liabilities.

The only significant source of funds presently available to the Company is the sale of its equity capital. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. If the Company is not able to raise additional capital, or generate additional cash flow, the Company may have to cease operations, in which case any investment in the Company's shares would become worthless.

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

THE COMPANY HAS NO OPERATIONS OR REVENUES AND WILL CONTINUE TO INCUR LOSSES UNTIL IT CAN ACQUIRE A BUSINESS OR ASSETS WHICH GENERATE SUFFICIENT REVENUES TO COVER THE COMPANY'S OPERATING AND OVERHEAD EXPENSES.

The Company has no operations or revenues and essentially has no financial resources. The Company will, in all likelihood, continue to incur operating expenses without corresponding revenues until the Company acquires a business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a combination. As a result, the Company may continue to incur net operating losses that will increase continuously.

TRADING OF THE COMPANY'S COMMON SHARES HAVE BEEN EXTREMELY LIMITED AND INVESTORS MAY NOT BE ABLE TO RE-SELL THE SHARES.

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

IF THE COMPANY ISSUES SHARES OR OPTIONS TO ITS OFFICERS, DIRECTORS OR KEY EMPLOYEES, OR IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowed under the policies of the TSXV, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to settle advances outstanding, finance its operations and, if the Company successfully negotiates the acquisition of another business or property, may issue additional shares to finance such acquisition and/or any related exploration programs, if any. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS; IF THE COMPANY CANNOT COMPLETE ADDITIONAL EQUITY FINANCINGS, IT MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies , particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $0.35 to a low of $0.04 during the 12-month period ending October 31, 2004. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Several of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BUSINESS CORPORATIONS ACT (British Columbia) (the "BCBCA"). The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

1. participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest". As of the date of this annual report all material conflicts of interests which have arisen since June 1, 2003, have been described in "Item 7. Major Shareholders and Related Party Transactions."

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES.

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

THE COMPANY'S CURRENT CORPORATE OPERATIONS ARE PERFORMED BY OTHER THAN COMPANY PERSONNEL AND IF SUCH PERSONNEL ARE NOT AVAILABLE IN THE FUTURE, THE COMPANY MAY INCUR SIGNIFICANT EXPENSES TO FIND SUITABLE REPLACEMENTS AND/OR TO HIRE OTHER PERSONNEL.

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director and the President, Chief Executive Officer and Chief Financial Officer of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company operates. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

THE COMPANY'S SHARES ARE SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY RESTRICT THE ABILITY OF BROKERS TO SELL THE COMPANY'S COMMON STOCK AND MAY REDUCE THE SECONDARY MARKET FOR THE COMMON STOCK.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US $5.00 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US $5,000,000 during the Company's first three years of continuous operations or US $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's shares are traded for less than US $5.00 per share, the Company's common stock is subject to the penny stock rules. Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor's investment.

THE COMPANY MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company may be deemed to be a "Passive Foreign Investment Company". See "Item 10. Additional Information - Taxation." As a result, a United States holder of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder's common shares or upon the receipt of "excess distributions" (defined to include gain on the sale of stock) unless such holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in
Section 1296 of the Code.

THIS ANNUAL REPORT CONTAINS STATEMENTS ABOUT FUTURE EVENTS AND RESULTS WHICH MAY NOT BE ACCURATE.

Statements contained in this annual report that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

THE COMPANY'S OPERATIONS ARE NOT, AND MAY NOT BE, DIVERSIFIED AND, AS SUCH, THE COMPANY MAY BE SUBJECT TO FLUCTUATIONS IN THE BUSINESS OR INDUSTRY IN WHICH THE COMPANY MAY OPERATE.

The Company's operations, even if successful, will in all likelihood result in the Company engaging in a business combination with another entity. Consequently, the Company's activities may be limited to those engaged in by any entity with which the Company merges or acquires. The Company's inability to diversify its activities into a number of areas may subject it to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with its operations.

IF THE COMPANY BECOMES SUBJECT TO REGULATION UNDER THE INVESTMENT COMPANY ACT OF 1940 THE COMPANY WILL INCUR SIGNIFICANT COSTS FOR REGISTRATION AND COMPLIANCE WITH THE INVESTMENT COMPANY ACT OF 1940.

Although the Company will be subject to the reporting requirements under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 (the "Investment Company Act"), insofar as it will not be engaged in the business of investing or trading in securities. In the event the Company engage in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Securities and Exchange Commission as to its status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject the Company to civil and criminal penalties and could cause it to cease operations.

IF THE COMPANY ACQUIRES ANOTHER BUSINESS OR ASSETS, THE SHAREHOLDERS OF THE COMPANY WILL EXPERIENCE DILUTION IN THEIR OWNERSHIP OF THE COMPANY AND THERE MAY BE A CHANGE OF CONTROL IN THE COMPANY.

If the Company engages in a business combination or acquisition of assets, in all likelihood, such a transaction would result in the Company issuing securities to the owners of the business or assets acquired. The issuance of previously authorized and unissued common stock would result in a reduction in the percentage of shares owned by the Company's present and prospective shareholders and may result in a change in control or management of the Company.

THE COMPANY'S MANAGEMENT MAY RESIGN OR BE REPLACED AS A RESULT OF A CHANGE OF CONTROL OF THE COMPANY IN CONNECTION WITH ANY ACQUISITION OF A BUSINESS OPPORTUNITY BY THE COMPANY.

A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a another company obtaining a controlling interest in the Company. Any such business combination may require the Company's management and/or affiliates to sell or transfer all or a portion of the Company's common stock held by them and/or to resign as members of the Company's board of directors. The resulting change in control of the Company could result in removal of one or more of the Company's present officers and directors and a corresponding reduction in or elimination of their participation in our future affairs.

THE REQUIREMENT FOR AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY THE COMPANY FROM ACQUIRING CERTAIN BUSINESS OPPORTUNITIES.

Management believes that any potential business opportunity must provide audited financial statements for review for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS OPERATIONS.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officer, Mr. Nick DeMare, a director and the President, Chief Executive Officer and Chief Financial Officer of the Company. The loss of services of Mr. DeMare could have a material adverse effect on the Company.

The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation domiciled in British Columbia. None of the Company's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

         a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.


ITEM 4.  INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------


HISTORY AND DEVELOPMENT OF THE COMPANY

NAME AND INCORPORATION

The Company was incorporated under the British Columbia Company Act ("BC Company Act") on December 10, 1999 under the name "Buck Ventures Ltd." On May 10, 2000, the Company changed its name to "QDM Ventures Ltd." On

September 25, 2001, the Company changed its name from QDM Ventures Ltd. to "California Exploration Ltd." On June 3, 2004 the Company changed its name from California Exploration Ltd. to "Baradero Resources Limited".

With the introduction of the Capital Pool Company Policy in November, 1999 (the "CPC Policy"), the TSXV created a new category of listing, the capital pool company, pursuant to which a company formed by individuals acceptable to the TSXV could complete an initial public offering earlier in its development than may be possible with a regular initial public offering. Proceeds from the
initial  public  offering  must  be  used  primarily  to  investigate   business
opportunities for acquisition by the capital pool company. Only certain acquisitions can be made by the capital pool company to satisfy the CPC Policy. Such an acquisition is referred to as a qualifying transaction (the "Qualifying Transaction").

The Company was initially formed to operate as a capital pool company, in accordance with the CPC Policy. During the period ended May 31, 2000, the Company completed its initial financing and sold 2,200,001 common shares at a price of $0.10 per share for proceeds of $220,000. During December 2000, the Company completed an initial public offering (the "IPO") and sold 1,000,000 common shares at a price of $0.20 per share, for gross proceeds of $200,000. The proceeds from these financings were used to investigate business opportunities.

Pursuant to an Agreement and Plan of Merger dated July 3, 2001, between the Company, CalEx and QDM Acquisition Corporation (a wholly-owned subsidiary of the Company formed for the purpose of merging into CalEx), the shareholders of CalEx acquired control of the Company in a reverse acquisition completed September 27, 2001. CalEx is an oil and gas company incorporated in the State of Nevada. See "Item 5. Operating and Financial Review and Prospects - Overview." In conjunction with the merger the Company changed its domicile through continuation from British Columbia to the Yukon Territory under the BUSINESS CORPORATIONS ACT (Yukon) (the "YBCA").

The acquisition constituted a Qualifying Transaction under the CPC Policy and qualified the Company for a Tier 2 listing. Pursuant to the terms of the Agreement and Plan of Merger, each shareholder of CalEx received one share of the Company's common stock for each share of CalEx common stock held. Additionally, all of the issued and outstanding shares of QDM Acquisition Corporation (which were held by the Company) were converted into shares of CalEx. As a result, CalEx became a wholly-owned subsidiary of the Company.

From its incorporation on October 6, 1999, CalEx principally operated in California where it acquired, explored and developed petroleum and natural gas prospects in California. It had also acquired petroleum and natural gas leases in Texas. As a prospect generator, CalEx obtained financial support from joint venture partners. In addition, CalEx raised equity financing through the sale of its common stock.

On June 3, 2004, the Company completed a consolidation of its share capital on a one new for four old basis.

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the BC Company Act. At the Company's annual and special meeting of shareholders held on November 18, 2004, the Company received shareholder approval to continue its corporate jurisdiction into British Columbia under the BCBCA. See "Item 10. Additional Information - Memorandum and Articles of Association". Effective November 23, 2004, the Company changed its domicile through continuation from the Yukon Territory to British Columbia under the BCBCA.

The Company's  registered and principal business office is located at Suite 1305
- 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The contact person is Nick DeMare. The telephone number is (604) 685-9316 and the facsimile number is (604) 683-1585. The Company does not have a registered agent in the United States.

The Company's common shares were listed on the TSXV on October 1, 2001 and currently trade under the symbol "BRH".

Effective January 27, 2002, the Company's common stock was approved for trading on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") operated by the National Association of Securities Dealers. The Company's common shares currently trade on the OTC Bulletin Board under the symbol "BRHAF".

BUSINESS OVERVIEW

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

In conjunction with the Qualifying Transaction, the Company proceeded with the first stage of the exploration and development program prescribed for its oil and gas interests, which consisted of the drilling of eight wells. Of the eight wells, six were initially abandoned as dry holes, one, the Suisun #25 well, required side-tracking to reach the target zone and one well was completed as a producing well although it was shut-in shortly after commencement of production. This well was subsequently abandoned. In addition, the joint venture partners informed the Company that they terminated their joint venture agreements and agreed to pay maintenance costs with respect to the prospect they retained an interest in. It was therefore determined by management of the Company to consider other opportunities in the oil and gas industry. Throughout the first half of calendar 2002, the Company worked towards finding partners to drill the side-track well to the Suisun #25 well.

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

In an attempt to diversify the Company's operations, management began reviewing other business opportunities during late calendar 2001. In December 2001, the Company identified and began negotiations with Optimal Power Systems Ltd. ("OPS"), a private software development company incorporated under the laws of Alberta. On December 21, 2001, the Company requested a halt in the trading of its common shares. On January 14, 2002, the Company signed a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of OPS. Under the terms of the letter of intent, the Company provided OPS bridge loans totaling $150,000. OPS was unable to complete a restructuring of their business plan which would have enabled the Company to proceed with the acquisition. On January 7, 2003, the Company terminated the agreement under the letter of intent and requested repayment of the bridge loans. Although the principals of OPS have pledged their holdings in OPS as security, it is not known whether the Company will recover the amount, if any, of the bridge loans. Accordingly, the Company has written-off the full amount of the bridge loans.

In December 2002, the Company acquired a minor interest in producing oil and gas leases in Texas. See "Item 4. Information on the Company - Principal Properties
- West Ranch Field, Texas." During the 2003 fiscal year the Company commenced principal operations from the Texas interest and was no longer considered a development stage company. In March 2004, the Company sold its interest in the oil and gas leases. As of the date of this annual report the Company does not hold any interest in oil and gas leases. It is currently reviewing potential asset and business acquisitions which may or may not be in the oil and gas industry.

Management anticipates that the Company may be able to participate in only limited potential business ventures. The Company's lack of diversification should be considered a substantial risk to its shareholders because it may not permit the Company to offset potential losses from one venture against gains from another.

Management anticipates that the search for an alternate business opportunity will be complex and extremely risky. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company and the owner(s) of any business opportunities which the Company may acquire will incur significant legal and accounting costs in connection with the Company's acquisition of a business opportunity, including the costs of preparing annual reports, quarterly reports, other filings under applicable securities laws and regulations, agreements and related documents.

The Company's officers and directors will analyze new business opportunities. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to the Company's attention through present affiliations and relationships of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management intends to consider such matters as:

            -     available technical, financial and managerial resources;
            -     working capital and other financial requirements;
            -     history of operations, if any;
            - prospects for the future, and the nature of present and expected competition;
            - quality and experience of management services which may be available and the depth of that management;
            -     potential for further research, development, or exploration;
            -     potential for growth, expansion and profit; and
            - perceived public recognition of name identification, products and services.

The Company's officers and directors expect to meet personally with management and key personnel of any business opportunity the Company intends to acquire as part of their "due diligence" investigation. To the extent possible, the Company intends to utilize written reports and personal investigations to evaluate the above factors.

The Company will rely upon the efforts of its officers, directors and, to a much lesser extent, the efforts of its shareholders, in implementing its plan of operation. The Company does not anticipate hiring outside consultants or advisors, except for its legal counsel and accountants. However, if the Company does retain an outside consultant or advisor, any cash fee earned by such party will most likely be paid by the prospective merger/acquisition candidate. As of the date of this report, the Company does not have any contracts or agreements with any outside consultants and none are contemplated.

ACQUISITION STRUCTURE

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. The Company may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the Company's present management and shareholders will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

Management does not intend to consider an opportunity where the entity cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. If such audited financial statements are not available at closing, or within a reasonable time thereafter, the closing documents will provide that the proposed transaction will be voidable at the Company's discretion. If the transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

INVESTMENT COMPANY ACT OF 1940

Although the Company is subject to regulation under the Securities Act of 1933, and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940. In the event the Company engages in a business combination which results in the Company holding a passive investment interest in a number of entities, the Company could be subject to regulation under the Investment Company Act. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to its status under the Investment Company Act. Consequently, a violation of the Investment Company Act could subject the Company to civil and criminal penalties and could cause the Company to cease operations.

INVESTMENT ADVISERS ACT OF 1940

Under the Investment Advisers Act of 1940, an "investment adviser" means any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. The Company will only seek to locate a suitable merger or acquisition candidate, and does not intend to engage in the business of advising others in investment matters for a fee or otherwise.

DISPOSITIONS

As a prospect generator, the Company's business was to acquire oil and gas prospects and farm-out its properties with industry joint venture partners. No dispositions or farm-outs occurred during fiscal 2002. During fiscal 2003, the Company recorded an impairment charge of $574,508 to reflect its unsuccessful drilling activities and related acquisition costs of the abandonment of the regional California prospects and the Michigan exploratory well. During fiscal 2003, the Company also wrote-off $169,322 in connection with the letter of intent and bridge loan with OPS. During fiscal 2004, the Company sold its 3% working interest in the West Ranch Field. See "Item 4. Information on the Company - Principal Properties - West Ranch Field, Texas."

EXPLORATION EXPENDITURES

During fiscal 2004, 2003 and 2002, the Company incurred $60,908, $246,094 and $451,045, respectively, on the acquisition and exploration of its petroleum interests.

2005 EXPLORATION BUDGET

As of the date of this annual report, the Company does not have any plans to undertake any exploration activities.

SALES AND REVENUE DISTRIBUTION

Commencing in the 2003 fiscal year, the Company's share of petroleum, natural gas and natural gas liquids produced from its wells was sold to a variety of purchasers at the wellhead in the United States. All of its sales were conducted with unaffiliated customers. These purchasers provided a ready market for all of the Company's production and paid the local market price, which fluctuated based upon prevailing market conditions. Due to the number of purchasers in each area, the loss of one or a number of purchasers did not pose a significant risk to the continuity of the Company's operations. In March 2004, the Company sold its remaining oil and gas leases.

Total revenues, interest and other income reported for fiscal 2004, 2003 and 2002, were as follows:


                                                                 YEARS ENDED MAY 31,
                                                   --------------------------------------------
                                                       2004            2003            2002

Petroleum and Natural Gas Sales
     - United States                               $     98,904    $     22,064    $          -
                                                   ------------    ------------    ------------
Interest and Other Income
     - United States                                         91          10,902         108,900
     - Canada                                             4,008             688           4,763
                                                   ------------    ------------    ------------
                                                          4,099          11,590         113,663
                                                   ------------    ------------    ------------
Total Revenue, Interest and Other Income          $     103,003    $     33,654    $    113,663
                                                   ============    ============    ============


PRINCIPAL PROPERTIES

WEST RANCH FIELD, TEXAS

On December 18, 2002, the Company entered into a purchase and sale agreement with PNP Petroleum Inc. ("PNP"), a private corporation at arm's-length to the Company, whereby the Company acquired a 3% net working interest (2.360825% net revenue interest) in certain oil and gas leases known as the West Ranch Field. To acquire its interest the Company funded US $43,500 of initial development costs.

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

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. PNP purchased the West Ranch Field and took over its operation on January 1, 2002. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator developed a plan, which focused on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. Effective March 1, 2004, the Company sold its 3% net working interest in the West Ranch Field to Westport Petroleum, Inc. ("Westport"), a private corporation at arms-length to the Company, for $89,814 (US $67,000) cash.

OIL AND GAS RESERVES

The following table sets forth information regrading the Company's share of estimated proven oil and gas reserve quantities, reserve value and discounted future net revenues as of May 31, 2003. The reserve related information at May 31, 2003 was determined through independent engineering evaluations completed by Bommer Engineering Co. ("Bommer"), an independent petroleum consulting firm. The Company does not have any long-term supply or similar agreements with foreign governments or authorities in which the Company acts as producer. As of May 31, 2004, the Company did not have any interests in oil and/or gas leases or reserves.

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

ACREAGE

As of the date of this annual report, the Company does not have any interests in oil and/or gas properties or leases. As of May 31, 2003, the Company had interests in the West Ranch Field, Texas, as follows:

                                                    GROSS ACRES      NET ACRES

Proved developed producing                                  814           19.21
Proved developed non-producing                              320            7.55
                                                   ------------    ------------
                                                          1,134           26.76
                                                   ============    ============

PRODUCTIVE OIL AND GAS WELLS

As of the date of this annual report, the Company does not hold any interests in any oil and/or gas wells. As of May 31, 2003, the Company had interests in fifteen producing wells (0.354 net wells), six proved non-producing wells (0.141648 net wells) and 18 shut-in wells (0.425 net wells) at the West Ranch Field. The Company commenced receiving revenues in March 2003. During the year ended May 31, 2003, the West Ranch Field produced 14,063 barrels (332 barrels net to the Company) of oil and 33,929 mcfs (801 mcfs net to the Company) of gas.

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

With the sale of the Company's interest in the West Ranch Field, the Company no longer holds any oil and gas properties and there are no exploration budgets for the 2005 fiscal year.

OTHER ASSETS

As at the date of this annual report, the Company does not hold any material assets.

EMPLOYEES

As of the date of this annual report the Company has no full-time employees. The Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

ORGANIZATIONAL STRUCTURE

Effective May 31, 2004, the Company wrote-off its investment in its wholly-owned
subsidiary,   California  Exploration  Inc.  ("CalEx"),  which  was  engaged  in petroleum and natural gas operations in the United States.

As of the date of this annual report the Company does not have any subsidiaries.

PRINCIPAL OFFICES

The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The corporate office facility is provided on a month-to-month basis by Chase Management Ltd. ("Chase") as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------


The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2004, 2003, and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 11 of the consolidated financial statements of the Company included herein. The noon rate of exchange on November 24, 2004, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.1813 (US$0.8465 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

OVERVIEW

On September 27, 2001, the Company completed a reorganization with the shareholders of CalEx, whereby the Company issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding share capital of CalEx.

Since this transaction resulted in the former shareholders of CalEx acquiring control of the Company, the reorganization has been treated for accounting purposes as a reverse takeover. In accounting for this transaction:

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

In January 2002, the Company entered into an agreement to acquire OPS. The proposed acquisition was terminated in January 2003. As of the date of this annual report, the Company does not hold any significant assets. The Company is, however, actively reviewing other potential business or asset acquisitions. As of the date of this annual report, the Company has not identified any potential acquisitions. The Company may consider potential acquisitions not related to the oil and gas industry. In the event that a potential acquisition is not engaged in the oil and gas industry, the Company will probably be required to seek and obtain Company shareholder and regulatory approvals in order to complete an acquisition. If the Company proceeds with an acquisition, significant additional financing may be required, and there is no assurance that funds would be available on terms acceptable to the Company or at all.

The Company derives interest income on its bank deposits and other short-term deposits, which depend on the Company's ability to raise funds. Of most significance would be further cash received from issuance of shares to fund ongoing operations.

During fiscal 2004, the Company changed its reporting currency from United States dollars to Canadian dollars to reflect the Company's activities at the end of the 2004 fiscal year. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

RESULTS OF OPERATIONS

YEAR ENDED MAY 31, 2004 COMPARED TO YEAR ENDED MAY 31, 2003

With the sale in March 2004 of the Company's working interest in the West Ranch Field, it no longer has any significant operations and is currently reviewing potential business opportunities or asset acquisitions which may, or may not, remain in the natural gas and petroleum industry.

During the 2004 fiscal year the Company reported a net income of $179,158 ($0.09 per share), an increase of $1,251,639 compared to a loss of $1,072,481 in fiscal 2003.

Oil and gas sales for 2004 was $98,904, compared to $22,064 in 2003. Revenues from oil and gas sales in fiscal 2003 were for five months, from January 2003 to May 2003, and in fiscal 2004, were generated for a period of seven months, from June 2003 to February 2004. Effective March 1, 2004, the Company sold its interest in the West Ranch Field. Production costs in fiscal 2003 were $4,870 compared to $28,741 in fiscal 2004.

During fiscal 2003 the Company recorded an impairment charge of $574,508, reflecting its share of unsuccessful drilling activities and related acquisition costs on abandonment of the regional California prospects and the Michigan exploratory well. During fiscal 2004 the Company recorded a $13,996 depletion charge on the West Ranch Field oil and gas leases and an impairment charge of $30,191 for the Company's share of drilling costs on the High Noon Prospect.

General and administration costs decreased by $19,290, from $99,139 in 2003 to $79,849 in 2004. The decrease in costs were as a result of the Company's reduced operations. The Bakersfield office was closed and corporate activities were reduced during fiscal 2003. The Company also wrote-off $63,798 in fiscal 2003 on the remaining capital assets as a result of the closure of the Bakersfield office.

During fiscal 2004 the Company recorded a gain of $204,770 for liabilities of CalEx which amounts were previously recognized on the consolidation of CalEx in fiscal 2003. With the abandonment of CalEx, the Company no longer recognized these liabilities. The Company also negotiated a recovery of old receivables due from Halo Resources Ltd. ("Halo") in which it received 15,000 common shares of Halo and $12,912 cash, for a total recovery of $24,162. In fiscal 2003 the Company wrote-off $138,319 of receivables from Halo.

During fiscal 2003 the Company wrote-off $169,322 relating to a $150,000 bridge loan and related costs due from OPS, a private company in which the Company had proposed to acquire.

YEAR ENDED MAY 31, 2003 COMPARED TO YEAR ENDED MAY 31, 2002

During the 2003 fiscal year, the Company reported a loss of $1,072,481 ($0.56 per share), compared to a loss of $640,944 ($0.39 per share) for the year ended May 31, 2002. The increase in loss reported in fiscal 2003, was attributed to the unsuccessful drilling results at Regional California and the termination of the proposed acquisition of OPS.

In January 2002, the Company had entered into an agreement to acquire OPS. The Company provided OPS with a $150,000 bridge loan and incurred $20,196 of costs associated with the proposed acquisition. The agreement was terminated in fiscal 2003 and the Company wrote-off the amounts as uncollectible.

During fiscal 2003, the Company recorded an impairment charge of $574,508, reflecting the unsuccessful drilling results at Regional California and other wells. An impairment charge of $61,702 was recorded in fiscal 2002. In connection with its activities as the operator of the Regional California properties, the Company also had recorded $138,319 due from Halo, a related party, as receivable on account of unpaid joint interest billings. During fiscal 2003, the Company wrote-off the amount as uncollectible.

With the unsuccessful results in fiscal 2003, the Company implemented procedures to reduce its general and administration costs. The Bakersfield office was closed and corporate activities reduced or eliminated wherever possible. As a result general and administration expenses decreased by $279,140, from $378,279 in fiscal 2002 to $99,139 in fiscal 2003. The Company wrote-off $63,798 on the remaining capital assets as a result of the closure of the Bakersfield office.

During the last quarter of fiscal 2003, the Company commenced receiving production revenue from its interest in the West Ranch Field. During this period the West Ranch Field generated $22,064 oil and gas revenue, comprising of $14,763 (332 barrels) of oil and $7,301 (801 mcf) of gas. Production costs of $4,870 was incurred and depletion of $5,593 was recorded.

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2004, the Company had an accumulated deficit of $1,756,802, working capital of $96,135 and advances payable of $127,548. The advances have been provided by Nick DeMare, the President of the Company, for working capital and are non-interest bearing and are not due for repayment until June 30, 2005. The Company also held marketable securities with a quoted market value, at May 31, 2004, of $115,650. The Company does not have sufficient working capital to satisfy it ongoing overhead for the next 12 months, and will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

The Company also anticipates spending approximately $80,000 during fiscal 2005 for administrative and other operating expenditures.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2005.

The Company holds its cash and cash equivalents mainly in Canadian funds.

TREND INFORMATION

As of the date of this annual report the Company essentially has no operations, does not hold any interests in oil and gas leases and is continuing its review of other business and asset acquisitions, which may or may not be in the oil and gas industry. In particular, if the Company acquires another business or assets, the Company's operations may change significantly from those in which it has historically engaged. Therefore, the discussion of the Company's historical operations contained in this annual report may not provide an adequate representation of the Company's future performance and results of its operations.

RESEARCH AND DEVELOPMENT

During fiscal 2004, the Company incurred $30,717 on rework costs on the West Ranch Field Prospect prior to its sale and $30,191 for participation in the drilling of an unsuccessful well in Alberta, Canada. During fiscal 2003 and 2003, the Company incurred $246,094 and $451,045, respectively, for participation in Regional California.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------


DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

                                                   TERM OF OFFICE
NAME                  POSITION WITH THE COMPANY    (FOR EACH OFFICE HELD)
----                  -------------------------    ----------------------

Nick DeMare           President                    September 24, 2003 to present
                      Chief Executive Officer      September 24, 2003 to present
                      Chief Financial Officer      September 24, 2003 to present
                      Director                     October 27, 2002 to present

Andrew Carter         Director                     September 24, 2003 to present

Harvey Lim            Director                     September 24, 2003 to present

David Henstridge      Corporate Secretary          November 18, 2004 to present


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

Nick DeMare (Age 50),  Director,  President,  Chief Executive  Officer and Chief
                       Financial Officer

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd. ("Chase"), a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Andrew Carter (Age 57), Director

Mr. Carter obtained a certificate in accounting from the Principal Midland College of TAFE (Western Australia) in 1987. Since 1992, Mr. Carter has been a member of the Australian Institute of Credit Management. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive. During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. He subsequently changed professions and, in 1988, was appointed Chief Executive of RAC Finance Limited, the largest non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. In 1999, Mr. Carter relocated to Vancouver where he has been providing services as an independent corporate consultant. Mr. Carter is currently the President of Tinka Resources Ltd., a public company trading on the TSXV, and serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

Harvey Lim (Age 46), Director

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLP) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

David Henstridge (Age 56), Corporate Secretary

Mr. Henstridge is a professional Geologist with over 30 years of experience in mineral exploration overseas. He graduated from the University of Adelaide in 1971 with a B.Sc. (Honours) in Geology and is a member of the Australian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and the Geological Society of Australia. From 1971 to 1987, Mr. Henstridge held various positions with Central Pacific Minerals N.L. and managed numerous advanced exploration projects throughout Australia, Europe and the United States. Since 1987, Mr. Henstridge has worked for, and consulted to, several companies on advanced exploration and feasibility projects in Australia, Papua New Guinea, Fiji, China and North and South America. From 1993 to 2001, Mr. Henstridge held the position of president and CEO of Peruvian Gold Limited a TSXV listed company. From 2001 to January 2004, Mr. Henstridge held the position of Chairman of Argosy Minerals Inc., also a TSXV listed company. Mr. Henstridge is currently President, CEO and a director of Tumi Resources Limited and a director of Tinka Resources Limited and Mawson Resources Ltd., all of which are mineral exploration companies that trade on the TSXV.

COMPENSATION

During the fiscal year ended May 31, 2004, the former and current directors and officers of the Company, as a group, had received or charged the Company a total of $38,800 for services rendered by the directors and officers or companies owned by the individuals.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of those individuals, and each of the Company's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $40,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $40,000 whether or not they are an executive officer at the end of the fiscal year.

The Company currently has two Named Executive Officers, Nick DeMare, our President, CEO and CFO, and Desmond O'Kell, a former director and President of the Company.

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended May 31, 2002, 2003 and 2004:


                                       ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                  ----------------------------    ----------------------------------------
                                                                              AWARDS               PAYOUTS
                                                                  -----------------------------    -------
                                                        OTHER                        RESTRICTED
                                                       ANNUAL     SECURITIES UNDER   SHARES OR                  ALL OTHER
       NAME AND                                        COMPEN-        OPTIONS/       RESTRICTED      LTIP        COMPEN-
  PRINCIPAL POSITION      YEAR    SALARY    BONUS      SATION       SARS GRANTED    SHARE UNITS    PAYOUTS       SATION
                                    ($)      ($)         ($)             (#)            (#)          ($)           ($)


Nick DeMare(1)            2004      Nil      Nil      38,800(2)        Nil/Nil         N/A          N/A           Nil
President, CEO,
CFO and Director
                          2003      N/A      N/A         N/A           N/A/N/A         N/A          N/A           N/A
                          2002      N/A      N/A         N/A           N/A/N/A         N/A          N/A           N/A
Desmond O'Kell(1)         2004      N/A      N/A         N/A           N/A/N/A         N/A          N/A           N/A
former Director and
President

                          2003      Nil      Nil         Nil         250,000/Nil       N/A          N/A           Nil
                          2002      N/A      N/A         N/A           N/A/N/A         N/A          N/A           N/A


NOTES:
(1) On October 7, 2002, Desmond O'Kell was appointed as the President of the Company. On September 24, 2003, Mr. O'Kell resigned as a director and the President of the Company and Mr. DeMare was appointed the President, CEO and CFO of the Company.
(2) $38,800 paid to Chase, a private corporation owned by Nick DeMare. Chase personnel (excluding Mr. DeMare) provide accounting, secretarial and administrative services to the Company.

LONG TERM INCENTIVE PLAN AWARDS

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Company's most recently completed financial year. A "Long- Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

There were no stock options exercised by the Named Executive Officers during the financial year ended May 31, 2004, nor were there any unexercised stock options outstanding at May 31, 2004.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

DIRECTOR COMPENSATION

CASH COMPENSATION

During the financial year ended May 31, 2004, the Company did not pay any amounts to its directors who are not the Named Executive Officers.

NON-CASH COMPENSATION

No stock options were granted by the Company to its directors who are not the named Executive Officers during the financial year ended May 31, 2004. There were no stock options unexercised by the directors who are not the Named

Executive Officers during the financial year ended May 31, 2004, nor were there any unexercised stock options outstanding at May 31, 2004.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

During the fiscal year ended May 31, 2001, the Company provided a loan of US$35,000 to Ted Carlsen, a former President and director of the Company, to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company had received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares held by Mr. Carlsen. During the fiscal year ended May 31, 2002, the Company received a partial payment of US $5,000 and, as at May 31, 2004, 75,000 Loan Shares remained pledged as security for the remaining principal balance of US $30,000 of the promissory note.

Otherwise, during the Company's last completed financial year ended May 31, 2004, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EMPLOYMENT AGREEMENTS

The Company has a management contract with Chase, a company owned by Mr. DeMare, whereby the Company is paying Chase $3,000 per month, for accounting, administrative, professional and management services provided to the Company. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates. The Company is also paying Chase $2,000 per month for the services of Mr. DeMare in his capacity as President, CEO and CFO of the Company.

There are no service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment of any director of the Company.

BOARD PRACTICES

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

MANDATE

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

         - Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

         - Review and appraise the performance of the Company's external auditors.

         - Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

(a)      Review and update the Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

EXTERNAL AUDITORS

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

OTHER

Review any related-party transactions.

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

                                INDEPENDENT (1)            FINANCIALLY LITERATE

Nick DeMare                          N                               Y
Harvey Lim                           Y                               Y
Andrew Carter                        Y                               Y

NOTE:
(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company is relying on the exemption provided under Section 6.1 of MI52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

REMUNERATION COMMITTEE

The Company does not have a separate Remuneration Committee.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than as described in the Summary Compensation Table and above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

The Company does not have any contracts with the directors of the Company (or any entities controlled by the directors of the Company) providing for benefits upon termination of employment.

EMPLOYEES

During the years ended May 31, 2004 and 2003, the Company had no full-time or part-time employees in the area of management and administration. Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). Mr. DeMare provides his services as the President, CEO and CFO of the Company. During the fiscal year ended May 31, 2002, the Company employed no full-time employees and one part-time employee. The Company also retains consultants to handle specific projects on a case by case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of October 31, 2004.


                                                     SHARES AND
                                                       RIGHTS
                                                    BENEFICIALLY
                                                      OWNED OR        PERCENT OF
TITLE OF CLASS     NAME AND ADDRESS OF OWNER        CONTROLLED(1)      CLASS (1)
--------------     -------------------------        -------------     ----------

Common Stock       Nick DeMare                          189,131(2)       9.5%
                   Burnaby, British Columbia,
                   Canada

Common Stock       Andrew Carter                            Nil          0.0%
                   North Vancouver,
                   British Columbia, Canada

                                                     SHARES AND
                                                       RIGHTS
                                                    BENEFICIALLY
                                                      OWNED OR        PERCENT OF
TITLE OF CLASS     NAME AND ADDRESS OF OWNER        CONTROLLED(1)      CLASS (1)
--------------     -------------------------        -------------     ----------


Common Stock       Harvey Lim                               Nil          0.0%
                   Burnaby, British Columbia,
                   Canada

Common Stock       David Henstridge                         Nil          0.0%
                   Victoria, Australia

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 1,911,521 shares of common stock outstanding as of October 31, 2004.
(2) Includes 15,000 common shares and 61,631 common shares held by Chase and DNG Capital Corp. ("DNG"), respectively, private corporations wholly-owned by Mr. DeMare.

All of the Company's shareholders have the same voting rights.

STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Company's Plan is approved annually by the shareholders. In accordance with the policies of the TSXV, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board of Directors may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV or, if the shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board of Directors will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board of Directors grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board of Directors from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

There are no stock options granted and outstanding to acquire common shares of the Company as of the date of this annual report.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------


PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of October 31, 2004.


                                                     SHARES AND
                                                       RIGHTS
                                                    BENEFICIALLY
                                                      OWNED OR        PERCENT OF
TITLE OF CLASS     NAME AND ADDRESS OF OWNER        CONTROLLED(1)      CLASS (1)
--------------     -------------------------        -------------     ----------

Common Stock       Greystoke Investments Inc.           287,613           15.1%
                   St. Albert, Alberta, Canada

Common Stock       Nick DeMare                          189,131(2)         9.5%
                   Burnaby, British Columbia,
                   Canada

Common Stock       Ted Carlsen                          113,750            6.0%
                   Bakersfield, California, USA

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options within 60 days from October 31, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 1,911,521 shares of common stock outstanding as of October 31, 2004.
(2) Includes 15,000 common shares and 61,631 common shares held by Chase and DNG Capital Corp. ("DNG"), respectively, private corporations wholly-owned by Mr. DeMare.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

ESCROWED SHARES

On the completion of the Agreement and Plan of Merger, a total of 580,875 common shares held by the principals of CalEx described below were escrowed in accordance with the policies of the TSXV (the "Escrowed Securities") in connection with the acquisition. The Escrowed Securities are being released from escrow on an automatic six year time release, at six month intervals, in equal tranches of 5% for the first four tranches ending September 27, 2003, and in equal tranches of 10% for the remaining eight tranches ending on September 27, 2007.

As at the date of this annual report, the following shares remain held in escrow.


                                                  NUMBER OF COMMON
        NAME OF BENEFICIAL OWNER                  SHARES IN ESCROW

        Monica Carlsen                                    4,500
        Ted Carlsen                                      97,500
        Desmond O'Kell                                  246,526 (1)
                                                        -------
        Total:                                          348,526
                                                        =======

        (1) held by Greystoke Investments Inc., a private company owned by Mr. O'Kell.

CHANGES IN SHAREHOLDINGS

There have been no significant changes to the above listed persons' ownership.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

UNITED STATES SHAREHOLDERS

As of October 31, 2004, there were approximately 3 registered holders of the Company's common shares in the United States, with combined holdings of 120,750 shares, representing 6.3% of the issued shares of the Company.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from June 1, 2003 through October 31, 2004, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, the President, Chief Executive Officer and Chief Financial
         Officer and a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is currently paid a monthly fee of $3,000. Chase is also reimbursed for out-of-pocket disbursements incurred on behalf of the Company. In addition, Chase also provides the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2004 and the period from June 1, 2004 to October 31, 2004, the Company paid Chase $34,800 and $18,225, respectively.

2. The Company is currently paying Chase a monthly fee of $2,000 for the services of Mr. Nick DeMare in his capacity as President, Chief Executive Officer and Chief Financial Officer of the Company. See "Item
         6. Directors, Senior Management and Employees - Compensation." Management believes the arrangement with Chase for Mr. DeMare's services is fair to the Company. During the year ended May 31, 2004 and the period from June 1, 2004 to October 31, 2004, the Company paid Chase $4,000 and $10,000 respectively.

3. During the fiscal year ended May 31, 2001, the Company provided a working capital loan of $55,300 (US $35,000) to Ted Carlsen, the former President of the Company. During the fiscal year ended May 31, 2002, $7,900 (US $5,000) was repaid. See "Indebtedness of Directors, Officers, Promoters and Other Management" below. As of October 31, 2004, the Company is owed $47,400 (US $30,000).

See also "Item 6.  Directors, Senior Management and Employees - Compensation".

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

Except as described below, no director, officer or promoter or other member of management of the Company, or any associate or affiliate of any such person, is or has been indebted to the Company.

During the fiscal year ended May 31, 2001, the Company, through CalEx, provided a loan of $55,300 to Ted Carlsen, the former President and Director of the Company, to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company had received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares held by Mr. Carlsen. During the fiscal year ended May 31, 2002, the Company received a partial payment of $7,900 and, as at May 31, 2004, 75,000 Loan Shares remained pledged as security for the remaining principal balance of $47,400 of the promissory note.

Otherwise, during the Company's last completed financial year ended May 31, 2004, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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

The following table identifies the name of each director of the Company and any company, other than the Company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:


DIRECTOR             REPORTING ISSUER                        CAPACITY                             COMMENCED SERVICE

Nick DeMare          Aguila American Resources Ltd.          Director                              January 2003
                     Andean American Mining Corp.            Director                              August 2002
                                                             Secretary                             December 1995
                     Dial Thru International Inc.            Director                              January 1991
                     GGL Diamond Corp.                       Director                              May 1989
                     Global Energy Inc.                      Director, President, Secretary        September 2002
                                                             & Treasurer
                     Golden Peaks Resources Ltd.             Director                              January 1992
                     Goldmarca Limited                       Director                              September 2000
                     Gold Point Exploration Ltd.             Director & President                  August 2003
                     Halo Resources Ltd.                     Director                              January 1996
                                                             President & CEO                       July 2003
                     Hilton Resources Ltd.                   Director                              October 1989
                                                             President & CEO                       July 2003
                     Kookaburra Resources Ltd.               Director                              June 1988
                     Lariat Resources Ltd.                   Director & President                  August 2002
                     Mawson Resources Corp.                  Director                              March 2004
                     Medina International Corp.              Director, Secretary & Treasurer       May 2002
                     Tinka Resources Limited                 Director & Secretary                  October 2003
                     Tumi Resources Limited                  Director                              January 2002

Andrew Carter        Hilton Resources Ltd.                   Director                              July 2003
                     Tinka Resources Ltd.                    Director, President & CEO             February 2003

Harvey Lim           Gold Point Exploration Ltd.             Director & Secretary                  October 2003
                     Halo Resources Ltd.                     Secretary                             December 1988
                     Hilton Resources Ltd.                   Secretary                             June 1997
                     Medina International Corp.              Director                              May 2002
                     Tumi Resources Limited                  Director                              January 2002


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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                            PAGE
-----------                                                            ----
Audited Consolidated Financial Statements for the
Years Ended May 31, 2004, 2003 and 2002                             F-1 to F-17

SIGNIFICANT CHANGES

There are no significant changes proposed by the Company.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "BRH" and is classified as a Tier 2 company.

There have been no trading suspensions imposed by the TSXV or any other regulatory authorities in the past three years.

The following tables list the volume of trading and high and low sales prices on the TSXV for shares of the Company's common stock for the periods indicated, as adjusted for the Company's one new for four old reverse stock split effective June 3, 2004:

                  TSX VENTURE EXCHANGE - STOCK TRADING ACTIVITY

                                                            SALES PRICE
                                                   ----------------------------
YEAR ENDED                       VOLUME                HIGH             LOW

May 31, 2004                  1,057,971                $0.13           $0.03
May 31, 2003 (1)                 11,966                $0.16           $0.02
May 31, 2002 (1)(2)             114,384                $0.70           $0.17
May 31, 2001 (2)(3)             601,634                $0.63           $0.20

(1) Trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of the proposed acquisition of OPS. The shares resumed trading on January 13, 2003.
(2) Trading in the Company's shares was halted on May 3, 2001 to allow for the announcement of the acquisition of CalEx. The shares resumed trading on July 12, 2001.
(3) Trading in the Company's shares commenced on December 21, 2000, upon completion of its initial public offering.

                                                            SALES PRICE
                                                   ----------------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

August 31, 2004                  63,541                $0.35           $0.08
May 31, 2004                    631,600                $0.12           $0.08
February 29, 2004               410,500                $0.13           $0.05
November 30, 2003                13,621                $0.09           $0.04
August 31, 2003                   2,250                $0.04           $0.03
May 31, 2003                      7,352                $0.06           $0.02
February 28, 2003 (1)             4,614                $0.16           $0.04
November 30, 2002 (1)                 -                    -               -
August 31, 2002 (1)                   -                    -               -

(1) Trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of the proposed acquisition of OPS. The shares resumed trading on January 13, 2003.


                                                            SALES PRICE
                                                   ----------------------------
MONTH ENDED                      VOLUME                HIGH             LOW

October 31, 2004                 27,625                $0.30           $0.23
September 30, 2004                1,625                $0.26           $0.23
August 31, 2004                   2,500                $0.35           $0.23
July 31, 2004                       625                $0.34           $0.25
June 30, 2004                    60,416                $0.34           $0.08
May 31, 2004                     45,600                $0.10           $0.08

On January 22, 2002, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board system (the "OTCBB") operated by the National Association of Securities Dealers. The Company currently trades on the OTCBB under the symbol "BRHAF". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated, as adjusted for the Company's one new for four old reverse stock split effective June 3, 2004:

                   OTC BULLETIN BOARD - STOCK TRADING ACTIVITY


                                                           BID PRICE (US$)
                                                   ----------------------------
YEAR ENDED                       VOLUME                HIGH             LOW

May 31, 2004                     28,000                $0.10           $0.05
May 31, 2003                      3,263                $0.60           $0.04
May 31, 2002 (1)                632,700                $1.72           $0.04

(1) The Company's common stock commenced trading on the OTC-BB on January 22, 2002.



                                                           BID PRICE (US$)
                                                   ----------------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

August 31, 2004                   6,000                $0.20           $0.06
May 31, 2004                     23,000                $0.10           $0.06
February 29, 2004                 5,000                $0.10           $0.05
November 30, 2003                     -                    -               -
August 31, 2003                       -                    -               -
May 31, 2003                          -                $0.04           $0.04
February 28, 2003                   250                $0.12           $0.04
November 31, 2002                 1,125                $0.20           $0.12
August 31, 2002                   6,250                $1.20           $0.40

                                                           BID PRICE (US$)
                                                   ----------------------------
MONTH ENDED                      VOLUME                HIGH             LOW

October 31, 2004                      -                    -               -
September 30, 2004                    -                    -               -
August 31, 2004                   5,000                $0.20           $0.17
July 31, 2004                         -                $0.17           $0.16
June 30, 2004                     1,000                $0.16           $0.06
May 31, 2004                     23,000                $0.07           $0.06

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTC-BB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company's shares on the OTC-BB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.


ITEM 10. ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

ARTICLES OF CONTINUANCE AND BYLAWS

The Company was incorporated under the laws of British Columbia, Canada on December 10, 1999 by registration of its Memorandum and Articles with the B.C. Registrar of Companies under the incorporation number 597349. On September 25, 2001, the Company was continued under the YBCA to the Yukon Territory, Canada by the registration of its Articles of Continuance with the Yukon Registrar of Corporations.

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the British Columbia COMPANY ACT (the "BC COMPANY ACT"). The BCBCA removes many of the restrictions contained in the BC COMPANY ACt, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital, as well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

On November 23, 2004, the Company was continued to British Columbia, Canada by the registration of a Continuation Application with the BC Registrar.

The Company is of the view that the BCBCA provides to shareholders of the Company substantively the same rights as were available to shareholders under the YBCA, including rights of dissent and appraisal and rights to bring derivative and oppression actions. The following is a comparison of some of the principal provisions of the YBCA and the BCBCA that the Company believes may be relevant to shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors with respect to the detailed provisions of the BCBCA and their rights under it. Reference should be made to the full text of both statutes for particulars of the differences.

Note: Within this summary, the term "Articles" when referring to the BCBCA is the equivalent to the "by-laws" under the YBCA. The term "Notice of Articles" when referring to the BCBCA is the equivalent of the "articles" under the YBCA.

SALE OF COMPANY'S UNDERTAKING. Under the BCBCA, a sale of all or substantially all the property of a corporation, other than in the ordinary course of business, of the corporation requires approval by special resolution. The Company's Articles confirm a special resolution, being a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the resolution (the "Special Resolution"), must be approved in respect of the proposed sale. The provisions of the YBCA are substantially the same.

ALTERATION TO NOTICE OF ARTICLES OF THE COMPANY. Under the BCBCA, any substantive change to the Notice of Articles of a corporation, such as a change in the name of the corporation and certain changes to the share capital of a corporation, require approval of a Special Resolution in respect of the change. The provisions of the YBCA are substantially the same.

ARTICLE AMENDMENTS. The BCBCA provides that unless the Articles or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any Articles that regulate the business or affairs of a corporation. However, the directors must submit an Article, or an amendment or a repeal of an Article, to the shareholders of the corporation, and the shareholders may, with approval of a way of Special Resolution, confirm, reject or amend the article, amendment or repeal. The provisions of the YBCA are substantially the same in connection with amendments to the by-laws.

AUTHORIZATION OF UNLIMITED NUMBER OF SHARES. The BCBCA permits a corporation to have an unlimited number of shares without par value. The provisions of the YBCA are substantially the same.

RIGHTS OF DISSENT AND APPRAISAL. The BCBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to (a) amend its articles to alter the restrictions on the powers of the corporation or on the business that the corporation may carry on, (b) adopt an amalgamation agreement, (c) in respect of a resolution to approve an amalgamation under the BCBCA (d) in respect of a resolution approving an arrangement, the terms of which arrangement permits dissent, (e) continue out of the jurisdiction, (f) in respect of a resolution to authorize and ratify the lease or other disposition of all or substantially all its undertaking, (g) in respect of any other resolution, if dissent is authorized by the resolution, or (h) in respect of any court order that permits dissent. The dissenting shareholder is required to strictly comply with the provisions of the BCBCA in order to exercise this remedy. The YBCA provides similar rights to shareholders. See "Dissent Rights" below.

OPPRESSION REMEDIES. Under the BCBCA, a shareholder of a corporation has the right to apply to a court for an order where the business or affairs are being or have been conducted, or the exercise of the directors' of the corporation's or any of its affiliates' powers, in a manner oppressive or unfairly prejudicial to or would unfairly disregard the interests of any shareholder of the corporation. On such an application, the court may make any interim or final order it considers appropriate, including regulating the conduct of the corporation's affairs. Under the YBCA, the oppression remedy is substantially the same as that contained in the BCBCA.

SHAREHOLDER DERIVATIVE ACTIONS. Pursuant to the BCBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action. Pursuant to the YBCA, derivative actions are dealt with in substantially the same manner as the BCBCA.

FINANCIAL ASSISTANCE. The BCBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation. The provisions of the YBCA are substantially the same except that in certain cases a solvency test is met.

RECORD DATE FOR VOTING. The BCBCA provides the Company with the ability to fix a record date for voting purposes. Transfers of shares after the record date are not recognized for voting entitlement purposes. The YBCA also provides for the setting of a fixed record date for voting purposes but a transferee of shares requesting to have its name included in the relevant shareholder list at least ten days (or such shorter time as is provided in the by-laws) prior to the meeting is entitled to vote, provided that the transferee can establish that the transferee owns the shares.

REQUISITION OF MEETINGS. The BCBCA provides that holders of not less than five per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The provisions of the YBCA are substantially the same.

FORM OF PROXY AND INFORMATION CIRCULAR. The BCBCA requires that management of a distributing corporation (public company), concurrently with giving notice of a meeting of shareholders, send a form of proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting. Where management of a corporation solicits proxies, an information circular in prescribed form must also accompany the notice of the meeting. The YBCA contains similar provisions.

PLACE OF MEETINGS. The BCBCA provides that meetings of shareholders of a corporation must be held at the place within the Province of British Columbia provided in the articles. A meeting of shareholders of a corporation may however be held at a place outside of British Columbia if the location is approved by the resolution required by the Articles for the purpose, or if no resolution is required for that purpose by the Articles, approved by ordinary resolution. Under the YBCA, meetings of shareholders of a corporation must be held at a location in the Yukon Territory or, if the articles so provide at one or more places specified in the articles, or in the absence of such determination, at the place where the registered office of the corporation is located.

QUORUM OF SHAREHOLDERS. The BCBCA states that the quorum of shareholders of the corporation at a meeting of shareholders is established in the articles of the corporation. If no quorum is established by the articles, the quorum is two shareholders entitled to vote at the meeting whether present in person or by proxy. Under the YBCA, unless the articles of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.

SHAREHOLDER   PROPOSALS.   The  BCBCA  contains  eligibility   requirements  for
shareholders that wish to submit proposals for inclusion in a corporation's proxy materials. The YBCA imposes similar requirements.

DUTIES OF DIRECTORS. The BCBCA provides that subject to any unanimous shareholder agreement, the directors manage, or supervise the management of, the business and affairs of the Company. The YBCA contains substantially the same provisions.

REMOVAL OF DIRECTORS. The BCBCA permits the removal of directors by special resolution. Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles. The YBCA contains substantially the same provisions.

The following is a summary of all material provisions of the Company's Continuation Application and Articles and certain provisions of the BCBCA, applicable to the Company:

         A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

                  Under the BCBCA, subject to certain exceptions, a director or senior officer of the Company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to the Company and which the Company has entered into or proposes to enter into.

                  A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction if:

                  1. the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCBCA, and the interest was disclosed and approved under, or was not required to be disclosed under legislation that applied to the Company before the coming into effect of the BCBCA;
                  2. both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
                  3. the Company is a wholly owned subsidiary of the other party to the contract or transaction;

                  4.       the other party to the contract or  transaction  is a
                           wholly owned subsidiary of the Company; or
                  5.       the   director   or  senior   officer   is  the  sole
                           shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary.

                  A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction merely because:

                  1. the contract or transaction is an arrangement by way of a security granted by the Company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;
                  2. the contract or transaction relates to an indemnity or insurance under the BCBCA;
                  3. the contract or transaction relates to the remuneration of the director or senior officer, in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company;
                  4. the contract or transaction relates to a loan to the Company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or
                  5. the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

                  A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing. The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company's record office. A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors' resolution to approve that contract or transaction, but may be counted in the quorum at the directors' meeting at which such vote is taken.

         B. DIRECTORS' POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

                  The compensation of the directors is decided by the directors unless the Board of Directors specifically requests approval of the compensation from the shareholders. If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.

         C. BORROWING POWERS EXERCISABLE BY THE DIRECTORS AND HOW SUCH BORROWING POWERS MAY BE VARIED.

                  The Company, if authorized by the directors, may:

                  1. borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
                  2. issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
                  3. guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
                  4. mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

                  The borrowing powers may be varied by amendment to the Articles of the Company which requires approval of the shareholders of the Company by Special Resolution.

         D. RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT.

                  There are no such provisions applicable to the Company under the Notice of Articles, Articles or the BCBCA.

         E.       NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION.

                  A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Notice of Articles.

Of the Company's unlimited share capital, a total of 1,911,521 common shares were issued and outstanding as of October 31, 2004.

All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares. The Company's board of directors does not stand for re-election at staggered intervals.

DIVIDEND RECORD

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

OWNERSHIP OF SECURITIES AND CHANGE OF CONTROL

Except for the Investment Canada Act, discussed below, there are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company's voting shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company. In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company's Continuation Application, Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

CHANGES TO RIGHTS AND RESTRICTIONS OF SHARES

Under the BCBCA and the Company's Articles, if the Company wishes to change the rights and restrictions of the common shares the Company must obtain the approval of the shareholders by Special Resolution.

SHAREHOLDER MEETINGS

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

Under the BCBCA and the Company's Articles, the Company's annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting. No advance notice will be required to be published at a meeting where directors are to be elected. The Company, under the BCBCA, must give shareholders not less than 21 days' notice of any general meeting of the shareholders.

The Directors may fix in advance a date, which is no fewer than 35 days or no more than 60 days prior to the date of the meeting, as the record date for the meeting. All the holders of common shares as at the record date are entitled to attend and vote at a general meeting.

On a show of hands, every person who is present, a shareholder or proxy holder and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the resolution has been carried or carried by the necessary majority or is defeated must be entered in the minutes of the meeting and shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against the resolution and the result of the vote so taken shall be the decision of the members upon the said question.

DIFFERENCES FROM REQUIREMENTS IN THE UNITED STATES

Except for the Company's quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings and the approval of amendments to the Company's articles, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest. Generally, most states in the United States require amendments to a company's articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares. Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.

MATERIAL CONTRACTS

The following is a listing of contracts material to the business of the Company, which were not entered into in the ordinary course of business, during the two years preceding the date of this annual report:

(1) Purchase and Sale Agreement, dated December 18, 2003, between CalEx and PNP Petroleum Inc. relating to the acquisition of an interest in the West Ranch Field, Texas; and

(2) Purchase and Sale Agreement, dated March 1, 2004, between CalEx and Westport Petroleum Inc. relating to the sale of an interest in the West Ranch Field, Texas.

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

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2004 is any amount in excess of $237 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- US Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

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

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a US Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

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

US HOLDERS

As used herein, a "US Holder" is defined as (i) citizens or residents of the US, or any state thereof, (ii) a corporation or other entity created or organized under the laws of the US, or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of source or that is otherwise subject to US federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a US court and which has one or more US fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

US Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular US Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the US federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each US Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A US Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and such gain or loss will be long-term capital gain or loss if the US Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current US law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by US Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each US Holder (regardless of the amount of the Company's common shares owned by such US Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company were to be a PFIC, then a US Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such US Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

US information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this annual report may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.


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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

See  "Item 4.  Information  on the  Company  - History  and  Development  of the
Company"  and  "Item  10.  Other   Information  -  Memorandum  and  Articles  of
Association".


ITEM 15.  CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. DeMare, the Company's President, Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d- 15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2004. Based upon that evaluation, Mr. DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended May 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Nick DeMare, who serves on the Company's audit committee. Mr. DeMare is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.


ITEM 16B.   CODE OF ETHICS.
--------------------------------------------------------------------------------

The Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended May 31, 2004 and 2003, the Company's principal accountant billed $9,989 and $12,725, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended May 31, 2004 and 2003, the Company's principal accountant billed $nil and billed $nil respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended May 31, 2004 and 2003, the Company's principal accountant billed $nil and billed $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended May 31, 2004 and 2003, the Company's principal accountant is expected to bill $Nil and billed $Nil, respectively, for products and services other than those set forth above.

PRE-APPROVAL POLICIES AND PROCEDURES

Prior to engaging the Company's accountants to perform a particular service, the Company's audit committee obtains an estimate for the service to be performed. The Company's audit committee reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. Provided the pre-approval of the non-audit services is presented to the audit committee's first scheduled meeting following such approval such authority may be delegated by the audit committee to one or more independent members of the audit committee. The audit committee in accordance with procedures for the Company approved all of the services described above.

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.


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

See pages 52 (F-1) through 68 (F-17).


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

   EXHIBIT NUMBER     DESCRIPTION                                           PAGE

        1.1           Certificate of Continuation and Notice of Articles      69

        1.2           Articles                                                73

   EXHIBIT NUMBER     DESCRIPTION                                           PAGE

        4.2           Escrow Agreement dated June 28, 2000 among the
                      Company and each of  Donald W. Busby 1999
                      Irrevocable  Trust,  Chase Management Ltd.,
                      Nick DeMare and William Lee. (1)                       N/A

        4.3           Stock Option Plan 2004                                 111

        4.8           Escrow Agreement dated September 26, 2001
                      among the Company, Computershare Trust Company
                      of Canada and each of Greystoke Investments
                      Inc., Ted Carlsen and Monica Carlsen (2)               N/A

        4.10          Purchase and Sale Agreement dated
                      December 18, 2003 between CalEx and PNP
                      Petroleum Inc.(3)                                      N/A

        4.11          Purchase and Sale Agreement effective
                      March 1, 2004 between CalEx and
                      Westport Petroleum, Inc.                               134

        12.1          Certification of Nick DeMare Pursuant to
                      Rule 13a-14(a)                                         149

        13.1          Certification of Nick DeMare Pursuant to
                      18 U.S.C. Section 1350                                 151

         (1) Previously filed as an exhibit to the Company's registration statement on Form 20-F, filed with the Securities and Exchange Commission on August 31, 2000. File Number 0-30920.

         (2)      Previously  filed as an exhibit to the Company's annual report
                  on  Form  20-F,   filed  with  the   Securities  and  Exchange
                  Commission on November 29, 2001. File Number 0-30920.

         (3)      Previously  filed as an exhibit to the Company's annual report
                  on  Form  20-F,   filed  with  the   Securities  and  Exchange
                  Commission on January 16, 2004. File Number 0-30920.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                           BARADERO RESOURCES LIMITED



Dated:   NOVEMBER 30, 2004                  /s/  NICK DEMARE
                                            Nick DeMare,
                                            ------------------------------------
                                            President, Chief Executive Officer,
                                            Chief Financial Officer and Director

--------------------------------------------------------------------------------



                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)

                        CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


--------------------------------------------------------------------------------

AUDITOR'S REPORT




To the Shareholders of
Baradero Resources Limited (formerly California Exploration Ltd.)


We have audited the consolidated balance sheets of Baradero Resources Limited (formerly California Exploration Ltd.) as at May 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flow for the years ended May 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and cash flow for the years ended May 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at May 31, 2004 and 2003 and results of operations for the years ended May 31, 2004, 2003 and 2002 to the extent summarized in Note 11 to the consolidated financial statements.

On September 24, 2004 we reported separately to the shareholders of Baradero Resources Limited (formerly California Exploration Ltd.) on consolidated financial statements as at, and for the years ended, May 31, 2004 and 2003 audited in accordance with Canadian generally accepted auditing standards.


                                                       /s/ D&H Group

Vancouver, BC
September 24, 2004                                 CHARTERED ACCOUNTANTS



                                    D&H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices across Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated September 24, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



                                                      /s/ D&H Group

Vancouver, BC
September 24, 2004                                 CHARTERED ACCOUNTANTS



















                                    D&H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices across Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



                                                       2004            2003
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    100,921          36,207
Amounts receivable and prepaids                          10,303          10,469
                                                   ------------    ------------
                                                        111,224          46,676

OIL AND GAS PROPERTIES (Note 4)                               -          73,093

OTHER ASSETS (Note 5)                                    26,489          15,764
                                                   ------------    ------------
                                                        137,713         135,533
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 7)        15,089         220,067

ADVANCES (Note 7)                                       127,548          99,548
                                                   ------------    ------------
                                                        142,637         319,615
                                                   ------------    ------------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)


SHARE CAPITAL (Note 6)                                1,751,878       1,751,878

DEFICIT                                              (1,756,802)     (1,935,960)
                                                   ------------    ------------
                                                         (4,924)       (184,082)
                                                   ------------    ------------
                                                        137,713         135,533
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)



APPROVED BY THE DIRECTORS

/s/ NICK DEMARE          , Director
------------------------
/s/ HARVEY LIM           , Director
------------------------


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



                                                       2004            2003            2002
                                                         $               $               $


REVENUES

Oil and gas sales                                        98,904          22,064               -
                                                   ------------    ------------    ------------
EXPENSES

Production                                               28,741           4,870               -
General and administration                               79,849          99,139         378,279
Depreciation, depletion and impairment                   44,187         580,101          61,702
                                                   ------------    ------------    ------------
                                                        152,777         684,110         439,981
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                 (53,873)       (662,046)       (439,981)
                                                   ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                 4,099          11,590         113,663
Gain on abandonment of subsidiary (Note 2)              204,770               -               -
Recoveries (write-off) of other assets (Note 7(b))       24,162        (173,115)       (193,477)
Impairment of amounts receivable and bridge loan              -        (169,322)       (116,506)
Write-off of capital assets                                   -         (63,798)              -
Unrealized foreign exchange loss                              -         (15,790)         (4,643)
                                                   ------------    ------------    ------------
                                                        233,031        (410,435)       (200,963)
                                                   ------------    ------------    ------------
NET EARNINGS (LOSS) FOR THE YEAR                        179,158      (1,072,481)       (640,944)

DEFICIT - BEGINNING OF YEAR                          (1,935,960)       (863,479)       (222,535)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (1,756,802)     (1,935,960)       (863,479)
                                                   ============    ============    ============


BASIC AND DILUTED EARNINGS (LOSS) PER SHARE               $0.09          $(0.56)          $(0.39)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        1,911,521       1,910,919       1,627,355
                                                   ============    ============    ============













        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)




                                                                       2004            2003            2002
                                                                         $               $               $


CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net earnings (loss) for the year                                        179,158      (1,072,481)       (640,944)
Items not affecting cash
     Amortization of capital assets                                           -          13,527          59,911
     Depreciation, depletion and impairment                              44,187         580,101          61,702
     Impairment of amounts receivable and bridge loan                         -         169,322         116,506
     Write-off of capital assets                                              -          63,798               -
     Gain on abandonment of subsidiary                                 (204,770)              -               -
     Unrealized foreign exchange loss                                         -          13,257           6,823
     Write-off (recoveries) of other assets                             (11,250)        173,115         193,477
     Other income                                                        (3,785)              -               -
Decrease (increase) in amounts receivable and prepaids                      166          (3,963)        110,885
Increase (decrease) in accounts payable and accrued liabilities            (208)        (46,597)        240,020
                                                                   ------------    ------------    ------------
                                                                          3,498        (109,921)        148,380
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to oil and gas properties                                     (60,908)       (246,094)       (451,045)
Proceeds from sale of oil and gas properties                             89,814               -               -
Other assets                                                              4,310         234,031        (289,347)
Loan repayment                                                                -               -           7,900
                                                                   ------------    ------------    ------------
                                                                         33,216         (12,063)       (732,492)
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                                     -          11,000               -
Deferred acquisition costs                                                    -         (12,675)        (20,196)
Advances received                                                        28,000           9,548          90,000
Cash assumed on reorganization                                                -               -         157,074
Reorganization costs                                                          -               -         (49,797)
                                                                   ------------    ------------    ------------
                                                                         28,000           7,873         177,081
                                                                   ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH                                          64,714        (114,111)       (407,031)

CASH - BEGINNING OF YEAR                                                 36,207         150,318         557,349
                                                                   ------------    ------------    ------------
CASH - END OF YEAR                                                      100,921          36,207         150,318
                                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)




        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


1.       NAME CHANGE AND NATURE OF OPERATIONS AND GOING CONCERN

         Baradero Resources Limited (the "Company") was involved in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in oil and gas properties. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its oil and gas subsidiary and no longer holds any oil and gas interests. See Notes 3 and 4. The Company is currently assessing its business opportunities.

         Effective June 3, 2004, the Company changed its name from California Exploration Ltd. to Baradero Resources Limited.

         As at  May  31,  2004,  the  Company  had  an  accumulated  deficit  of
         $1,756,802, working capital of $96,135 and advances payable of $127,548. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in
         Note 11.

         The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         The consolidated financial statements includes the accounts of the Company and the activities of its wholly- owned subsidiary, California Exploration Inc. ("CalEx"), to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx, resulting in a gain of $204,770 for liabilities of CalEx previously recognized by the Company. The Company no longer accounts for the activities of CalEx.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.
                                       F-7

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

         OIL AND GAS PROPERTIES

         CAPITALIZED COSTS

         The Company follows the full cost method of accounting for oil and gas operations. Under this method all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by- country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

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

         JOINT OPERATIONS

         Substantially all of the Company's oil and gas exploration activities were conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

         LONG-TERM INVESTMENTS

         Long-term investments are accounted for using the cost method.

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         REVENUE RECOGNITION

         The Company recognizes oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells.

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


3.       CHANGE IN REPORTING CURRENCY

         For the 2004 fiscal year, on a retroactive basis, the Company changed its reporting currency from United States dollars to Canadian dollars to reflect the Company's activities at the end of the 2004 fiscal year. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

         The figures for the 2003 fiscal year as reported in Canadian dollars versus United States dollars include a net loss for the year of $1,072,481(2002 - $640,944) versus US $699,602 (2002 - US $408,713) and a deficit as at May 31, 2003, of $1,935,960 versus US $1,250,220.

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


4.       OIL AND GAS PROPERTIES

                                                       2004            2003
                                                         $               $

         Evaluated property                                   -          78,686
         Accumulated, depreciation,
                depletion and impairment                      -          (5,593)
                                                   ------------    ------------
                                                              -          73,093
                                                   ============    ============


         During the 2004 fiscal year, the Company sold its 3% interest in oil and gas leases ( the "West Ranch Field') located in Jackson County, Texas, USA, for $89,814, which was the net carrying cost at the time of disposition. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada at a cost of $30,191.

         As at May 31, 2004, the Company does not hold any oil and gas interests.


5.       OTHER ASSETS

                                                       2004            2003
                                                         $               $

         Secure One Inc. (a)                             15,239          15,764
         Halo Resources Ltd. (b)                         11,250               -
                                                   ------------    ------------
                                                         26,489          15,764
                                                   ============    ============

         (a) During the 2004 fiscal year, the Company sold 20,000 common shares of Secure One Inc. ("Secure") (formerly Westone Ventures Inc.), for net proceeds of $4,310, realizing a gain of $3,785. The quoted market value of the remaining 580,000 common shares of Secure at May 31, 2004, was $104,400.

         (b) During the 2004 fiscal year, the Company received 15,000 common shares of Halo Resources Ltd. ("Halo") (formerly Trimark Energy Ltd.), a public company with common officers and directors, as part of its recovery of accounts receivable, as described in Note 7(b). The quoted market value of the Halo shares at May 31, 2004, was $11,250.


6.       SHARE CAPITAL

                                                      NUMBER
                                                     OF SHARES           $

         Authorized - unlimited common shares
                      without par value

         Balance, May 31, 2002                        1,897,771       1,740,878

         Shares issued on exercise of warrants           13,750          11,000
                                                   ------------    ------------
         Balance, May 31, 2003 and May 31, 2004       1,911,521       1,751,878
                                                   ============    ============

         (a) On June 3, 2004, the Company completed a consolidation of its share capital on a 1 new for 4 old basis. All share balances have been adjusted accordingly.
                                      F-10

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6.       SHARE CAPITAL (continued)

         (b) As at May 31, 2004, 489,113 shares are held in escrow and are being released at six months intervals over a period ending September 27, 2007.

         (c) A summary of the Company's outstanding stock options at May 31, 2004, 2003 and 2002, and the changes for the years ending on those dates is presented below:

                                                2004                       2003                      2002
                                       -----------------------   ------------------------  ------------------------
                                                     WEIGHTED                  WEIGHTED                   WEIGHTED
                                         NUMBER      AVERAGE       NUMBER       AVERAGE       NUMBER      AVERAGE
                                       OF OPTIONS    EXERCISE    OF OPTIONS    EXERCISE     OF OPTIONS    EXERCISE
                                       OUTSTANDING    PRICE      OUTSTANDING     PRICE     OUTSTANDING     PRICE
                                                        $                          $                         $

                  Balance,
                     beginning of year     158,750     1.68          271,250     1.96            71,250     0.80
                  Granted                        -      -                  -       -            200,000     2.40
                  Expired / cancelled     (158,750)    1.68         (112,500)    2.40                 -       -
                                        ----------                ----------                 ----------
                  Balance, end of year           -      -            158,750     1.68           271,250     1.96
                                        ==========                ==========                 ==========

         (d)      A  summary  of  the   Company's   warrants   outstanding   and
                  exercisable at May 31, 2004, 2003 and 2002, and the changes for the years ending on those dates is presented below:

                                                2004                       2003                      2002
                                       -----------------------   ------------------------  ------------------------
                                         NUMBER      EXERCISE      NUMBER      EXERCISE       NUMBER      EXERCISE
                                       OF WARRANTS    PRICE      OF WARRANTS     PRICE     OF WARRANTS     PRICE
                                       OUTSTANDING      $        OUTSTANDING       $       OUTSTANDING       $

                  Balance,
                     beginning of year           -      -             13,750     0.80            13,750     0.80
                  Exercised                      -      -            (13,750)    0.80                 -       -
                                        ----------                ----------                 ----------
                  Balance, end of year           -      -                  -       -             13,750       -
                                        ==========                ==========                 ==========


7.       RELATED PARTY TRANSACTIONS

         (a) During the 2004 fiscal year the Company was charged a total of $38,800 (2003 - $43,914; 2002 - $nil) for accounting, administration, management and consulting services provided by the former President of the Company and by a company controlled by the current President of the Company. As at May 31, 2004, $2,235 remained unpaid and is included in accounts payable and accrued liabilities.

         (b) During the 2003 fiscal year the Company wrote-off accounts receivable of $138,319 for unpaid joint interest billings to Halo. During the 2004 fiscal year, the Company negotiated a settlement with Halo and third parties in which it received 15,000 Halo shares and $12,912 cash, recognizing a recovery of $24,162.

         (c) The Company has received ongoing advances from a shareholder and from a private corporation owned by the current President of the Company. As at May 31, 2004, $127,548 remained outstanding. The advances are non-interest bearing and are due and payable on June 30, 2005.
                                      F-11

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


7.       RELATED PARTY TRANSACTIONS (continued)

         (d) During the 2002 fiscal year the Company provided a loan of $55,300 to a former President of the Company to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. As at May 31, 2004, 75,000 Loan Shares remain pledged as security for the $47,400 promissory note. This amount has been charged to share capital.


8.       INCOME TAXES

         As at May 31, 2004, the Company has accumulated non-capital losses of approximately $321,000 and cumulative exploration expenses of approximately $30,000 carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2009 through 2010. The cumulative exploration expenses can be carried forward indefinitely.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


9.       SEGMENTED INFORMATION

         During the 2004 and 2003 fiscal years, the Company operated in one industry segment, the exploration for and the development of petroleum and natural gas. As at May 31, 2004, the Company only holds corporate assets in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:


                                                                       2004
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                       ASSETS         REVENUES     INCOME (LOSS)
                                                         $               $                 $

         Oil and gas operations - United States               -          98,904          77,682
         Oil and gas operations - Canada                      -               -         (30,191)
         Corporate - Canada                             137,713               -         131,667
                                                   ------------    ------------    ------------
                                                        137,713          98,904         179,158
                                                   ============    ============    ============


                                                                       2003
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                       ASSETS         REVENUES     INCOME (LOSS)
                                                         $               $               $

         Oil and gas operations - United States          71,879          22,064        (838,245)
         Corporate - Canada                              63,654               -        (234,236)
                                                   ------------    ------------    ------------
                                                        135,533          22,064      (1,072,481)
                                                   ============    ============    ============

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


9.       SEGMENTED INFORMATION (continued)



                                                                       2002
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                       ASSETS         REVENUES     INCOME (LOSS)
                                                         $               $               $

         Oil and gas operations - United States         938,125               -        (353,335)
         Corporate - Canada                             319,546               -        (287,609)
                                                   ------------    ------------    ------------
                                                      1,257,671               -        (640,944)
                                                   ============    ============    ============


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating and investing activities were conducted by the Company as follows:


                                                                       2004            2003            2002
                                                                         $               $               $

         Operating activities

              Net assets purchased on corporate reorganization                -               -        (285,303)
              Recoveries of other assets                                 11,250               -               -
                                                                   ------------    ------------    ------------
                                                                         11,250               -        (285,303)
                                                                   ============    ============    ============

         Investing activity

              Additions to marketable securities                        (11,250)              -               -
                                                                   ============    ============    ============

         Financing activity

              Issuance of common shares on corporate reorganization           -               -         285,303
                                                                   ============    ============    ============


         Other supplementary cash flow information:

                                                                       2004            2003            2002
                                                                         $               $               $

         Interest paid in cash                                                -               -               -
                                                                   ============    ============    ============
         Income taxes paid in cash                                            -               -               -
                                                                   ============    ============    ============

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                       2004            2003            2002
                                                                         $               $               $

                  Consolidated Statements of Operations
                      and Comprehensive Income

                  Earnings (loss) for the year
                      Canadian GAAP                                     179,158      (1,072,481)       (640,944)
                      Write-down of investment (i)                            -               -          68,236
                                                                   ------------    ------------    ------------
                                                                        179,158      (1,072,481)       (572,708)
                  Other Comprehensive Income
                      Unrealized holding gain (loss) on available
                         for sale marketable securities (i)             38,400          48,000         (42,000)
                                                                   ------------    ------------    ------------
                  Comprehensive earnings (loss) for the year            217,558      (1,024,481)       (614,708)
                                                                   ============    ============    ============

                      Earnings (loss) per share basic and
                         fully diluted - US GAAP                          $0.11          $(0.54)         $(0.38)
                                                                   ============    ============    ============



                                                                       2004            2003
                                                                         $               $

                  Consolidated Balance Sheets

                  Total Assets
                      Canadian GAAP                                     137,713         135,533
                      Cumulative unrealized holding gains on
                           available for sale securities (i)             89,161          50,236
                                                                   ------------    ------------
                      US GAAP                                           226,874         185,769
                                                                   ============    ============

                  Total Liabilities
                      Canadian GAAP                                     142,637         319,615
                                                                   ------------    ------------
                      US GAAP                                           142,637         319,615
                                                                   ============    ============

                  Shareholders' Equity (Deficiency)
                      Canadian GAAP                                      (4,924)       (184,082)
                      Cumulative unrealized holding gains on
                           available for sale securities (i)             89,161          50,236
                                                                   ------------    ------------
                      US GAAP                                            84,237        (133,846)
                                                                   ============    ============


                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

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

                  (ii)     Stock option plan for employees and directors

                           The Company has a stock option plan which reserves common shares for issuance to directors, employees and consultants. During the 2003 fiscal year the
                           Company adopted, on a prospective basis, the fair value method of accounting for stock options granted to directors, employees and consultants as recommended by Section 3870 STOCK-BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS of the Canadian
                           Institute  of  Chartered  Accountants'  Handbook.  No
                           options were granted to directors, employees or consultants during the 2004 and 2003 fiscal years. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the 2002 fiscal year consistent with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, the Company's earnings (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:

                                                                       2002
                                                                         $

                           Earnings (loss) - as reported
                                             under US GAAP             (614,708)
                           Earnings (loss) - proforma                  (694,758)

                           Earnings (loss) per share
                                           - as reported under US GAAP   $(0.38)
                           Earnings (loss) per share - proforma          $(0.43)

                           The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the 2002 fiscal year:

                                                                       2002

                           Risk-free interest rate                     3.14%
                           Expected volatility                          125%
                           Expected lives                             3 years

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii)    Private Placements of Common Stock

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

                           Under US GAAP, share capital, as at May 31, 2004 would increase by $315,721 (2003 - $315,721; 2002 -
                           $315,721). There is no net change to shareholders' equity.

                  (iv)     Income Tax

                           Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is reasonable assurance of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

                           Provision for (benefit from) income taxes for the 2004 fiscal year is as follows:

                                                               $          RATE
                           Current
                           Federal and provincial            71,000      39.62%
                           Net operating carryforward       (71,000)     39.62%
                                                            -------     -------
                                                                  -           -
                                                            =======     =======

                           As at May 31, 2004, the Company has fully reserved the $128,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $nil is attributable to the 2004 fiscal year.

                  (v)      Functional Currency

                           The Company's functional currency is the Canadian dollar.

                  (vi)     Development Stage Company

                           As of May 31, 2004, the Company is considered a development stage company as defined by SFAS No. 7.

         (b) The Company's consolidated statements of cash flow comply with US GAAP.

                           BARADERO RESOURCES LIMITED
                     (FORMERLY CALIFORNIA EXPLORATION LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (c)      New Accounting Standards

                  In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY" ("SFAS No. 150"), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

                  In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" ("FIN No. 46") (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 "CONSOLIDATED FINANCIAL STATEMENTS" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

                  A similar guideline has been introduced in Canada, Accounting Guideline 15 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

                  In July 2003, the CICA released Section 1100 "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "FINANCIAL STATEMENT CONCEPTS" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.










                                      F-17