Form 20-F
Centrasia Mining Corp.
filed 2005-10-28
CIK 1123267

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F
(Mark one)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     FOR THE FISCAL YEAR ENDED MAY 31, 2005
                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              For the transition period from _________ to _________
                                       or

[ ] Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
           Date of event requiring this shell company report _________

                         Commission file number: 0-30920

                             CENTRASIA MINING CORP.
             (Exact name of Registrant as Specified in its Charter)

                             CENTRASIA MINING CORP.
                 (Translation of Registrant's Name Into English)

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

                   1,986,523 COMMON SHARES AS OF MAY 31, 2005

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X          No
    -----            -----
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17    X     Item 18
        ------            -----
If this is an annual report,  indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act) Yes      No   X
                                                                -----    -----

GENERAL INFORMATION:

Unless otherwise indicated, all references herein are to Canadian dollars.

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the "SEC"). Under these guidelines, the CIM definitions of proven and probable reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7"). In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

                                    GLOSSARY

The following is a glossary of some of the terms used in the mineral exploration industry and referenced herein:

AG                                  silver

ANDESITE                            a dark colored, fine grained volcanic rock.

AU                                  gold

BRECCIA rock comprised of large angular fragments suspended in a fine grained mineral.

CHLORITIZATION                      an  alteration  process  where  pre-existing
                                    minerals are replaced by chlorite.

CONTAINED SILVER OR GOLD            total measurable  silver or gold in grams or
                                    ounces  estimated to be  contained  within a
                                    mineral  deposit.  Makes  no  allowance  for
                                    economic   criteria,   mining   dilution  or
                                    recovery losses.

CU                                  copper

DEVONIAN a period of time in the Paleozoic era covering a time period between 400 and 345 million years ago.

DIAMOND DRILL                       a large  machine that  produces a continuous
                                    core sample of the rock or material being drilled.

DIORITE                             an intrusive  igneous rock largely comprised
                                    of   feldspar,   hornblende,   pyroxene  and
                                    quartz.

EPITHERMAL                          used  to   describe   hydrothermal   mineral
                                    deposits, typically in veins, formed at lower temperatures and pressures within 1 km of the earth surface.

FEASIBILITY STUDY                   a detailed report assessing the feasibility,
                                    economics  and   engineering  of  placing  a
                                    mineral deposit into commercial production.

FUCHSITE                            a bright green chromium rich mica mineral.

G                                   grams

GPT                                 grams per tonne

GRANODIORITE                        an intrusive  igneous rock comprised largely
                                    of quartz, feldspar, biotite and hornblende.

GREENSCHIST                         a general  descriptive term used to describe
                                    metamorphic   rocks  comprised   largely  of
                                    parallel aligned, green platy minerals.

GREENSTONE                          a  general  term used to  describe  any dark
                                    green color metamorphosed igneous rock.

IGNEOUS a rock that has solidified from molten or partly molten rock material.

INDICATED RESOURCE                  (NI 43-101  definition) means that part of a
                                    mineral  resource for which quantity,  grade
                                    or quality,  densities,  shape and  physical
                                    characteristics  can  be  estimated  with  a
                                    level of confidence  sufficient to allow the
                                    appropriate  application  of  technical  and
                                    economic   parameters,   to   support   mine
                                    planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

INFERRED RESOURCE                   (NI 43-101  definition) means that part of a
                                    mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.
                                    The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

INTRUSIVE ROCK                      a general  term used to  describe an igneous
                                    rock body that has intruded pre existing rock and solidified without breaching the earth's surface.

KM                                  kilometer

M                                   metre

MAFIC                               a  term  used  to  describe   igneous  rocks
                                    comprised of dark colored iron and magnesium rich minerals.

MAGMA                               mobile, molten rock material.

MEASURED RESOURCE                   (NI 43-101  definition) means that part of a
                                    mineral  resource for which quantity,  grade
                                    or  quality,   densities,   shape,  physical
                                    characteristics are so well established that
                                    they  can  be  estimated   with   confidence
                                    sufficient   to   allow   the    appropriate
                                    application   of   technical   and  economic
                                    parameters,  to support production  planning
                                    and evaluation of the economic  viability of
                                    the  deposit.   The  estimate  is  based  on
                                    detailed and reliable exploration,  sampling
                                    and  testing  information  gathered  through
                                    appropriate  techniques  from locations such
                                    as outcrops,  trenches,  pits,  workings and
                                    drill holes that are spaced  closely  enough
                                    to  confirm   both   geological   and  grade
                                    continuity.

MINERAL RESERVE                     (NI    43-101    definition)    means    the
                                    economically  mineable part of a measured or
                                    indicated resource  demonstrated by at least
                                    a preliminary  feasibility study. This study
                                    must include adequate information on mining,
                                    processing,   metallurgical,   economic  and
                                    other relevant factors that demonstrate,  at
                                    the  time  of   reporting,   that   economic
                                    extraction  can  be  justified.   A  mineral
                                    reserve  includes  diluting   materials  and
                                    allowances for losses that may occur when the material is mined.

MINERAL RESOURCE                    (NI 43-101 definition) a body of mineralized
                                    material  which has not yet been  determined
                                    to be ore, and the  potential  for mining of
                                    which   has   not   yet   been   determined;
                                    categorized   as   possible,   probable  and
                                    proven, according to the degree of certainty
                                    with  which  their  grade  and  tonnage  are
                                    known;    sometimes   referred   to   as   a
                                    "geological     resource"     or    "mineral
                                    inventory".

MONZODIORITE                        an igneous  intrusive rock largely comprised
                                    of quartz and feldspar and minor pyroxene.

ORDOVICIAN                          a  period  of  time  in  the  Paleozoic  era
                                    covering a time period between 500 and 440 million years ago.

ORE a naturally occurring rock or material from which economic minerals can be extracted at a profit.

OROGENIC a term used to describe the large scale deformation process often resulting in the formation of mountains.

OUNCE OR OZ.                        a  troy  ounce  or 20  pennyweights  or  480
                                    grains or 31.103 grams.

PORPHYRY an igneous rock comprised of larger mineral crystals suspended in a matrix of finer grained crystals.

PROBABLE RESERVE                    (NI  43-101   definition)  the  economically
                                    mineable part of an  indicated,  and in some
                                    circumstances     a    measured     resource
                                    demonstrated   by  at  least  a  preliminary
                                    feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROBABLE (INDICATED) RESERVES       (SEC Guide 7 definition)  reserves for which
                                    quantity  and  grade   and/or   quality  are
                                    computed  form  information  similar to that
                                    used for proven (measure) reserves,  but the
                                    sites   for   inspection,    sampling,   and
                                    measurement   are   farther   apart  or  are
                                    otherwise less adequately spaced. The degree
                                    of assurance,  although  lower than that for
                                    proven (measured)  reserves,  is high enough
                                    to  assume  continuity   between  points  of
                                    observation.

PROFESSIONAL ASSOCIATION            for  the  purposes  of the  definition  of a
                                    Qualified    Person    below,     means    a
                                    self-regulatory  organization  of engineers,
                                    geoscientists    or   both   engineers   and
                                    geoscientists   that  (a)  has  been   given
                                    authority  or  recognition  by statute;  (b)
                                    admits  members  primarily  on the  basis of
                                    their    academic     qualifications     and
                                    experience; (c) requires compliance with the professional standards of competence and ethics established by the organization; and
                                    (d) has disciplinary powers, including the power to suspend or expel a member.

PROVEN RESERVE                      (NI    43-101    definition)    means    the
                                    economically  mineable  part  of a  measured
                                    resource   demonstrated   by  at   least   a
                                    preliminary  feasibility  study.  This study
                                    must include adequate information on mining,
                                    processing,  metallurgical,   economic,  and
                                    other relevant factors that demonstrate,  at
                                    the  time  of   reporting,   that   economic
                                    extraction is justified.

PROVEN (MEASURED) RESERVES          (SEC Guide 7 definition)  reserves for which
                                    (a)  quantity  is computed  from  dimensions
                                    revealed in outcrops,  trenches, workings or
                                    drill  holes;   grade  and/or   quality  are
                                    computed   from  the   results  of  detailed
                                    sampling  and (b) the sites for  inspection,
                                    sampling  and   measurement  are  spaced  so
                                    closely  and the  geologic  character  is so
                                    well  defined  that size,  shape,  depth and
                                    mineral     content    of    reserves    are
                                    well-established.

PYRITE                              an ore mineral of iron and sulphur.

QUALIFIED PERSON                    means an  individual  who (a) is an engineer
                                    or geoscientist  with at least five years of
                                    experience  in  mineral  exploration,   mine
                                    development or operation or mineral  project
                                    assessment, or any combination of these; (b)
                                    has  experience   relevant  to  the  subject
                                    matter  of  the  mineral   project  and  the
                                    technical report; and (c) is a member in good standing of a professional association.

QUARTZ a rock-forming mineral of silica and oxygen, often found in veins also.

RESERVE (SEC Guide 7 definition) that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

REVERSE  CIRCULATION  DRILL         a large  machine that  produces a continuous
                                    chip sample of the rock or material being drilled.

SILICIFICATION                      an  alteration  process of pre existing rock
                                    involving the introduction of or replacement by fine grained silica.

SILURIAN a period of time in the Paleozoic era covering a time period between 440 and 400 million years ago.

SULPHIDIZATION                      an ore forming  process where sulfur from an
                                    external   source  is  introduced  into  pre
                                    existing   rock  or  magma  and  bonds  with
                                    metallic elements forming metallic sulphide minerals.

TECTONISM                           a  general  term  for all  movements  of the
                                    earth's crust.

TON                                 short ton (2,000 pounds).

TONNE                               metric tonne (2,204.6 pounds).

VEIN a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

VOLCANOCLASTIC                      a volcanic rock created by the  accumulation
                                    and solidification of fragments of igneous rock issued during volcanic eruption.

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:


BBL OR BARREL                       34.972 Imperial gallons or 42 U.S. gallons.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2005, 2004, and 2003 was derived from the financial statements of the Company which have been audited by D&H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended May 31, 2002 and 2001 are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

Reference is made to Note 10 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

                               YEAR ENDED MAY 31,


                                                     2005        2004(2)         2003        2002(1)       2001(1)
                                                     ----        ----            ----        ----          ----

Interest and Other Income                         $19,135        $4,099       $11,590      $113,663       $16,059

General and Administrative Expenses             $(128,638)     $(79,849)     $(99,139)    $(378,279)    $(164,702)
Loss From Continuing Operations                 $(108,742)     $(51,588)    $(306,587)    $(462,736)    $(189,291)

Net Earnings (Loss)                             $(108,742)     $179,158   $(1,072,481)    $(640,944)    $(375,893)

Total Assets                                      $86,194      $137,713      $135,533    $1,257,671    $1,440,756

Net Assets (Deficiency)                          $(21,836)      $(4,924)    $(184,082)     $877,399    $1,386,547

Capital Stock                                  $1,825,453    $1,751,878    $1,751,878    $1,740,878    $1,609,082

Weighted Average Number of Shares               1,931,044     1,911,521     1,910,919     1,627,355       808,439

Dividends per Share                                   Nil           Nil           Nil           Nil           Nil

Basic and Fully Diluted
     Earnings (Loss) Per Share from
     Continuing Operations                         $(0.06)       $(0.03)       $(0.16)       $(0.28)       $(0.23)
     Earnings (Loss) Per Share                     $(0.06)        $0.09        $(0.56)       $(0.39)       $(0.46)



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

(2) Effective May 31, 2004, the Company determined to abandon CalEx. The Company no longer accounts for the activities of CalEx.

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                       2005            2004            2003
                                                         $               $               $

Consolidated Statements of Operations
    and Comprehensive Income

Earnings (loss) for the year
    Canadian GAAP                                      (108,742)        179,158      (1,072,481)

Other Comprehensive Income
    Unrealized holding gain (loss) on
      available-for-sale marketable securities (i)       (9,000)         38,400          48,000
                                                   ------------    ------------    ------------


Comprehensive earnings (loss) for the year             (117,742)        217,558      (1,024,481)
                                                   ============    ============    ============

Earnings (loss) per share basic and fully diluted
    - US GAAP                                            $(0.07)          $0.11          $(0.54)
                                                   ============    ============    ============


                                                       2005            2004
                                                         $               $
Consolidated Balance Sheets

Total Assets
    Canadian GAAP                                        86,194         137,713
    Cumulative unrealized holding gains on
         available for sale securities (i)                6,352          89,161
                                                   ------------    ------------
    US GAAP                                              92,546         226,874
                                                   ============    ============

Total Liabilities
    Canadian GAAP                                       108,030         142,637
                                                   ------------    ------------
    US GAAP                                             108,030         142,637
                                                   ============   =============

Shareholders' Equity (Deficiency)
    Canadian GAAP                                       (21,836)         (4,924)
    Cumulative unrealized holding gains on
         available for sale securities (i)                6,352          89,161
                                                   ------------    ------------
    US GAAP                                             (15,484)         84,237
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

(ii)     Private Placements of Common Stock

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

         Under US GAAP, share capital, as at May 31, 2005 would increase by $315,721 (2004 - $315,721; 2003 - $315,721). There is no net change to shareholders' equity.

(iii)    Income Tax

         Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is reasonable assurance of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

         Provision for (benefit from) income taxes for the 2005 fiscal year is as follows:

                                                         $             RATE
              Current
              Federal and provincial                     39,000           35.6%
              Net operating carryforward                (39,000)          35.6%
                                                   ------------    ------------
                                                              -              -
                                                   ============    ============

         As at May 31, 2005, the Company has fully reserved the $158,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined.

(iv)     Functional Currency

         The Company's functional currency is the Canadian dollar.

(v)      Development Stage Company

         As of May 31, 2005, the Company is considered a development stage company as defined by SFAS No. 7.

(vi)     The Company's consolidated statements of cash flow comply with US GAAP.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 123(R) Share Based Payments ("SFAS 123(R)"). SFAS 123(R) amends SFAS 123 by requiring share based payments to be accounted for at fair value. SFAS 123(R) is effective for fiscal periods ending after June 15, 2005. The adoption of SFAS 123(R) will eliminate a difference with Canadian GAAP as the Company accounts for share based payments at fair value for Canadian GAAP purposes.

The FASB has also issued SFAS No. 153 Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position.

The FASB has also issued SFAS No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2005, 2004, 2003, 2002, and 2001.

         PERIOD                                      AVERAGE
         ---------------------------                 -------
         June 1, 2004 - May 31, 2005                  0.7984
         June 1, 2003 - May 31, 2004                  0.7443
         June 1, 2002 - May 31, 2003                  0.6574
         June 1, 2001 - May 31, 2002                  0.6377
         June 1, 2000 - May 31, 2001                  0.6596

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended September 30, 2005.

         MONTH                                         HIGH             LOW
         --------------                               ------          ------
         September 2005                               0.8615          0.8418
         August 2005                                  0.8412          0.8207
         July 2005                                    0.8300          0.8041
         June 2005                                    0.8159          0.7950
         May 2005                                     0.8082          0.7872
         April 2005                                   0.8233          0.7957

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on October 25, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1768 (US$0.8498 = CDN$1.00).

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

On September 14, 2005 the Company completed the acquisition of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) ("724 BC") (the "Centrasia Acquisition").

As a result of the Centrasia Acquisition, as of the date of this annual report, the Company's principal asset is an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Kyrgyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. See "Item 4. Information on the Company - Business Overview - Marsa Option" and "Item 7. Significant Shareholders and Related Party Transactions - Related Party Transactions." BMC's sole asset is a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic. See "Item 4. Description of Business." Accordingly, the risk factors set forth below relate to the Company and the activities of BMC.

The historical results of the Company's activities discussed in this annual report are not necessarily indicative of the future activities of the Company. In particular, the Company's activities have changed significantly as a result of the Centrasia Acquisition from those in which it has historically engaged. Therefore, the discussion of the Company's historical activities contained in this annual report may not provide an adequate representation of the Company's future performance and results of its activities.

RISKS RELATED TO THE COMPANY

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING, THE COMPANY MAY FAIL.

The Company has limited financial resources, no revenues, and has no assurance that additional funding will be available to it. As of May 31, 2005, the Company had working capital of $20,536. As of the date of this annual report, the Company is not generating any cash flow from its operations to meet ongoing corporate overhead and to repay its outstanding liabilities. Subsequent to May 31, 2005, the Company completed a private placement of units to raise $875,000, of which $70,000 had been received as of May 31, 2005. In addition, the Company has agreed to conduct a further offering (the "Short Form Offering") of a minimum of 2,307,692 units to a maximum of 3,076,923 units, for gross proceeds between $1,500,000 and $2,000,000. Upon completion of the Short Form Offering, the Company believes it will have sufficient working capital to fund its commitments under the Marsa Option during the 12 months from November, 2005 through October, 2006. See "Item 5. Operating and Financial Review and Prospects
- Liquidity and Capital Resources." The Company plans to expend approximately US$860,000 on inter-company loans to BMC pursuant to the terms of the Marsa Option during the period from September 14, 2005 to December 31, 2006. The Company does not believe it will need to raise additional capital within the next 12 months; however, the Company may need to raise additional capital during fiscal 2007. In addition, the Company may need to raise additional funds based upon the results of the exploration programs on the Bulakashu Property or if the Company acquires any additional properties. At this time, the Company is unable to estimate how much capital it will need to raise or the terms of any such financing. The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds on terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund its proposed activities, the Company may have to delay or abandon its funding commitments under the Marsa Option. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. See "Item 4. Information on the Company" and "Item 5.
Operating and Financial Review and Prospects."

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

The Company has no operations or revenues and essentially has no financial resources. The Company will, in all likelihood, continue to incur operating expenses without corresponding revenues until the Company either (i) acquires an interest in BMC and BMC is able to successfully locate, develop and mine minerals from its interests or (ii) acquires a different business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a combination. As a result, the Company may continue to incur net operating losses that will increase continuously.

THE COMPANY HAS NO HISTORY OR EXPERIENCE IN THE MINERAL EXPLORATION BUSINESS AND, AS A RESULT, ITS ACTIVITIES MAY BE UNSUCCESSFUL.

To date the Company has limited experience in any industry. There can be no assurance that the Company will generate profits in the future. The Company has experienced, on a consolidated basis, losses in most years of its operations. There is no assurance that the Company will be able to achieve and maintain profitable operations. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complication and delays frequently encountered in connection with the establishment of any new business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

THE COMPANY MUST MAKE ITS REQUIRED PAYMENTS UNDER THE MARSA OPTION IN ORDER TO ACQUIRE ALL OF THE OWNERSHIP INTERESTS OF BMC.

The Company has entered into an agreement to acquire all of the ownership interests of BMC. If the Company fails to make the loans, payments and issuances of shares as required under the Marsa Option, the Company may lose any interest is has in BMC and any payments made under the Marsa Option.

THE COMPANY MAY HAVE TO ENTER INTO JOINT VENTURES TO MEET ITS FUNDING REQUIREMENTS UNDER THE MARSA OPTION.

If the Company is unable to raise the funds necessary to meet its funding requirements under the Marsa Option, the Company may have to enter into joint venture agreements whereby another person or entity would provide the necessary funding. As a result, the Company may experience dilution of its ownership interest in BMC and/or may be unable to exert influence over strategic decisions relating to BMC.

THE BUSINESS OF ACQUIRING PROPERTIES AND MINERAL EXPLORATION COMPANIES IS EXTREMELY COMPETITIVE AND IF THE COMPANY IS UNABLE TO COMPETE AGAINST OTHER COMPANIES, THE COMPANY MAY BE UNABLE TO ACQUIRE OTHER PROPERTIES OR EXPLORATION COMPANIES.

Significant competition exists for mineral opportunities. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral interests or exploration companies on terms it considers acceptable.

TRADING OF THE COMPANY'S COMMON SHARES HAVE BEEN EXTREMELY LIMITED AND INVESTORS MAY NOT BE ABLE TO RE-SELL THEIR SHARES.

To date, there has been extremely limited trading of the Company's shares of common stock on the Over-the-Counter Bulletin Board system and the TSX Venture Exchange (the "TSX-V"). Therefore, persons purchasing shares of the Company's common stock may not be able to resell the shares and may have to hold the shares indefinitely. In addition, purchasers may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.

IF THE COMPANY ISSUES SHARES OR OPTIONS TO ITS OFFICERS, DIRECTORS OR KEY EMPLOYEES, OR IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

The Company has granted to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. In the future, the Company may grant additional options and such options may be granted at exercise prices equal to market prices, or at prices as allowed under the policies of the TSX-V, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S ACTIVITIES AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS; IF THE COMPANY CANNOT COMPLETE ADDITIONAL EQUITY FINANCINGS, IT MAY NOT BE ABLE TO CONTINUE ITS ACTIVITIES.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $0.80 to a low of $0.26 during the 12-month period ending September 30, 2005. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

The directors and officers of the Company will not be devoting all their time to the affairs of the Company, but will be devoting such time as required to effectively manage the Company. Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for property or assets or business prospects on their own behalf or on behalf of others. Such associations may give rise to conflicts of interest from time to time.

Certain of the directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the British Columbia BUSINESS CORPORATIONS ACT, as amended (the "BCBCA"), and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. Except for Mr. Turnbull, no members of management have entered into non-competition agreements with Baradero.

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

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on certain automated quotation systems). If the Company's shares are traded for less than US $5.00 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US $5,000,000 during the Company's first three years of continuous operations or US $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's shares are traded for less than US $5.00 per share, the Company's common stock is subject to the penny stock rules. Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor's investment.

THE COMPANY MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company may be deemed to be a "Passive Foreign Investment Company" ("PFIC"). See "Item 10. Additional Information - Taxation." If the Company is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

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

THE IMPACTS OF THE CENTRASIA ACQUISITION ARE UNCERTAIN.

The impact on the Company as a result of the Centrasia Acquisition is uncertain and there is no assurance that the Centrasia Acquisition will result in improved financial performance by the Company.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS ACTIVITIES.

The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. Except for the employment agreement with Mr. Turnbull and the Management Agreement with Chase Management Ltd. ("Chase"), the Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. See "Item 6. Directors, Senior Management and Employees
- Compensation - Executive Compensation - Centrasia - Employment Agreements." The Company has not obtained key-man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

Certain of the directors and officers of the Company reside outside of Canada. Substantially all of the assets of the Company are located outside of Canada. Although the Company has appointed Chase Management Ltd. as the Company's agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors and officers who reside outside of Canada. It may also not be possible to enforce against certain of the directors and officers of the Company judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

The Company is a corporation domiciled in British Columbia. Except for William Tafuri, none of the Company's officers or directors are residents of the United States, and all or a substantial portion of the non-U.S. resident officers and directors assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on the non-U.S. resident officers and directors within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its non-U.S. resident officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

RISKS RELATED TO BMC

NONE OF THE PROPERTIES OWNED OR OPTIONED BY BMC CONTAIN "RESERVES" AND THERE IS NO ASSURANCE THAT THE QUANTITIES OF PRECIOUS METALS IDENTIFIED BY BMC, IF ANY, WILL BE SUFFICIENT FOR BMC TO RECOVER ITS INVESTMENT AND COSTS OF ITS ACTIVITIES AND TO REPAY ANY LOANS TO THE COMPANY.

All of BMC's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the Securities and Exchange Commission. The term "reserves" is defined in Industry Guide 7 as "[t]hat part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination."
Industry Guide 7 is available from the SEC's website at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote. BMC's property interests, in all probability, do not contain any reserves and any funds spent on exploration of BMC's property interests will probably be lost. If any of BMC's exploration programs are successful, BMC will require additional funds to advance the property beyond the exploration stage. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. If BMC is unable to secure additional funding, BMC may lose its interest in one or more of its mineral claims and/or may be required to cease all activities. Most likely, the Company will be required to provide any additional funding required by BMC and if the Company is unable to provide such funding, BMC may not be able to continue its activities on its properties.

BMC HAS LIMITED FINANCIAL RESOURCES AND HAS NOT GENERATED ANY REVENUE FROM ITS ACTIVITIES, AS A RESULT, BMC MAY NOT BE ABLE TO CONTINUE ITS ACTIVITIES AND THE COMPANY'S ADVANCES TO, AND INVESTMENTS IN, BMC MAY BE WORTHLESS.

BMC has limited financial resources and has no source of operating cash flow. BMC has not generated any revenues from its property interests and does not anticipate any in the foreseeable future. Historically, the only source of funds available to BMC has been loans and advances from 724 BC and the Company. BMC is, essentially, entirely dependent upon the Company for funds to pursue its exploration programs. If the Company is unable to provide funds to BMC, the Company may lose any interest it has in BMC and may not recover any funds loaned to BMC.

BMC estimates that it will need approximately $1,000,000 to conduct its exploration programs during the period from October 2005 to December 2006. See "Item 4. Information on the Company - Plan of Operation."

Pursuant to the terms of the Marsa Option and the Loan Agreement, the Company has agreed to provide inter-company loans to BMC in the principal amount of $1,200,000 by December 31, 2006, of which approximately $300,000 has been advanced as of the date of this annual report. See "Item 4. Information on the Company - Business Overview - Marsa Option."

Provided that the Company completes the Short Form Offering, the Company does not believe it will need to raise additional capital within the next 12 months to provide the necessary inter-company loans to BMC; however, the Company may decide to raise additional capital during fiscal 2006 for other projects or purposes. See "Item 4. Information on the Company - History and Development of the Company." At this time, the Company is unable to estimate how much capital it will need to raise or the terms of any such financing. The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds on terms which are acceptable to the Company.

In the event the Company is unable to raise adequate finances to fund its obligations to BMC, the Company may lose any interests it has in BMC and/or may not be able to recover any funds loaned to BMC. Additionally, if the Company fails to provide the inter-company loans to BMC, BMC may have to delay or indefinitely postpone further exploration of its property interests with the possible loss of its interests. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. See "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects."

EXPLORATION ACTIVITIES ARE SUBJECT TO MANY RISKS, INCLUDING ECONOMIC RISKS, WHICH MAY CAUSE BMC'S ACTIVITIES TO BE UNECONOMIC AND BMC MAY NOT HAVE SUFFICIENT EXPERIENCE TO ADEQUATELY CONDUCT ITS PROPOSED ACTIVITIES.

Exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to advance a property beyond the exploration stage, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned by BMC will result in profitable activities.

Unusual or unexpected  formations,  formation  pressures,  fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in mining activities and the conduct of exploration programs and the advancement of a property beyond the exploration stage. BMC has limited experience in the conducting exploration programs and advancing properties beyond the exploration stage. BMC has relied and may continue to rely upon consultants for expertise. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, BMC may determine that it is impractical to commence or continue commercial production. Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. There are no assurances that BMC's exploration activities will result in development or mining operations.

BMC MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Company believes that BMC has diligently investigated all title matters concerning the ownership of all mineral claims and plans to do so for all new claims and rights to be acquired. To the best of the Company's knowledge, title to all of BMC's properties is in good standing; however, this should not be construed as a guarantee of title. The properties in which BMC has an interest may be affected by undetected defects in title, such as the reduction in size of the mineral claims and other third party claims affecting BMC's priority rights. BMC's interests in mineral tenures are comprised of mineral claims and also rights pursuant to option agreements. Maintenance of such interests is subject to ongoing compliance with the terms governing such claims and agreements.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MANAGERS OF BMC AND SUCH CONFLICTS MAY CAUSE BMC TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO BMC OR THE COMPANY.

Marsa is a private company controlled by Mr. Oleg Kim who is the managing director and a participant of Marsa and, effective September 14, 2005 was elected as a director of the Company. See "Item 4. Information on the Company - Business Overview - Marsa Option" and "Item 6. Directors, Senior Management and Employees - Directors and Senior Management." Oleg Kim is also the managing director of BMC. In connection with the Centrasia Acquisition and pursuant to the terms of the Marsa Option, Douglas Turnbull (an officer, director and principal shareholder of the Company) and William Tafuri (an officer of the Company) were appointed as managers of BMC. See "Item 4. Information on the Company - Business Overview - Marsa Option." As a result of Mr. Kim's positions with the Company, BMC and Marsa, conflicts of interest may arise between Mr. Kim's duties to BMC and the Company and his duties to other entities in which he is involved, which may result in Mr. Kim taking actions which are not in the best interest of the BMC, the Company and/or the holders of their ownership interests, including the Company's shareholders.

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

Metal prices may be unstable. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of it. Factors beyond the control of BMC may affect the marketability of any substances discovered. The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of BMC, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that the BMC properties can be mined at a profit.

BMC'S ACTIVITIES ARE SUBJECT TO GOVERNMENTAL REGULATIONS WHICH MAY SUBJECT BMC TO PENALTIES FOR FAILURE TO COMPLY, MAY LIMIT BMC'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE BMC TO DELAY OR ABANDON ITS PROJECTS.

Various regulatory requirements affect the current and future activities of BMC, including exploration activities on its properties. Exploration activities require permits from various federal, state and local governmental authorities and are subject to laws and regulations governing, among other things, prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on BMC. See "Item 4. Information on the Company - Business Overview - Government Regulations." Exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that BMC obtain permits from various governmental agencies.

Licensing and permitting requirements are subject to changes in laws and regulations and in various operating circumstances. There can be no assurance that BMC will be able to obtain or maintain all necessary licenses and/or permits it may require for its activities or that such permits will be will be obtainable on reasonable terms or on a timely basis or that such laws and regulations will not have an adverse effect on any project which BMC might undertake. If BMC is unable to obtain the necessary licenses or permits for its exploration activities, BMC might have to change or abandon its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. In such event, BMC might be forced to sell or abandon its property interests, in which case, the value of any ownership interests the Company has in BMC might become worthless and the Company may not be able to collect any loans made to BMC.

BMC was issued Licence No: AP48 by the State Agency for Geology and Mineral Resources under the Government of the Kyrgyz Republic dated March 28, 2005 (the "BMC Licence"). The BMC Licence is an exploration licence held by BMC that permits BMC to explore for gold in the Bulakashu area of the Kyrgyz Republic, excluding the following gold alluvial placer licences: Upper Karabulak, Lower Karabulak, Upper Tokailu and Lower Tokailu. BMC concurrently negotiated the size of the property to be explored and the terms of an exploration licence agreement (the "Licence Agreement") with the Geology Agency. The Licence Agreement is an integral part of the BMC Licence and determines the exploration expenditure to be incurred by BMC on the Bulakashu Property and provides details of the proposed work program. Failure by BMC to meet the requirements of the License Agreement or the BMC Licence or to otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing exploration activities to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining activities may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Any change in or amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties. The cost of compliance with changes in governmental regulations has a potential to increase BMC's expenses.

THE TERM OF THE BMC LICENCE IS FOR A ONE YEAR PERIOD AND REQUIRES BMC TO RELINQUISH A PORTION OF THE LICENCE EACH YEAR, AS A RESULT, BMC MAY NOT BE ABLE TO RENEW THE BMC LICENCE AND MAY HAVE TO RELINQUISH A PORTION OF THE PROPERTY COVERED BY THE BMC LICNECE WHICH BMC WISHES TO RETAIN.

The BMC Licence was issued for a term until December 31, 2005 and can be extended for up to ten years subject to the approval of the Geology Agency, and provided that BMC is in compliance with the terms of the Licence Agreement. See "Item 4. Information on the Company - Business Overview - Business of BMC." However, the Law of the Kyrgyz Republic on "Subsoil" dated July 2, 1997 No. 42
(as last amended on February 4, 2002) does not provide for any automatic procedure for renewal or obtaining of an exploration licence after this period has expired. There can be no assurance that the BMC Licence will be renewed. If the BMC Licence is not renewed, the Company's investment in BMC (and loans to BMC) may be worthless.

Each year, BMC is required to prepare and submit a report to the State Agency for Geology and Mineral Resources under the Government of the Kyrgyz Republic (the "Geology Agency") to confirm that BMC has complied with the terms of the licence agreement. Upon approval by the Geology Agency, one year extensions to the BMC Licence and Licence Agreement may be applied for an annual basis, up to a maximum of ten years. Provided BMC is in compliance with the terms of the Licence Agreement, BMC is required to pay to the Geology Agency approximately US$7 in payment of the Geology Agency's services associated with the application to extend the Licence Agreement. At the end of each annual licence period, 25% of the licence area must be relinquished by BMC. BMC, as the licence holder, determines which areas are to be relinquished; however, BMC may have to relinquish areas which BMC wishes to retain.

The Subsoil Laws provide that a sub soil user who has discovered a deposit has the indisputable, exclusive right to its exploitation. Prior to any exploitation on the Bulakashu Property, BMC will be required to obtain approval from the Geology Agency to conduct such exploitation and negotiate the terms of such exploitation, to include royalties, bonuses and other payments with the Geology Agency. There are no assurances that BMC will be able to obtain such approval.

THE ECONOMICS OF MINERAL EXPLORATION ACTIVITIES ARE SUBJECT TO VARIOUS FACTORS WHICH COULD CAUSE SUCH ACTIVITIES TO BE UNECONOMIC.

Mineral exploration activities, and if warranted production and production costs, and the economics of mineral products are affected by such factors as environmental permitting regulations and requirements, weather, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may also have an adverse effect on mining activities and on financial results. There can be no assurance that small-scale laboratory tests, which recovers any metals or minerals can be duplicated in large-scale tests under on-site conditions or in production-scale operations.

EXPLORATION FOR MINERALS ON BMC'S PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE BMC TO DELAY OR ABANDON ITS PROJECTS.

Mineral exploration activities are subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay activities, increase costs or result in liability. Neither the Company nor BMC is insured for environmental liability or earthquake damage nor do they carry any accident or liability insurance on the Bulakashu Property.

IF BMC IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES BMC MAY NOT BE ABLE TO ACQUIRE ADDITIONAL PROPERTIES.

Significant competition exists for mineral opportunities. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than BMC and the Company, BMC and the Company may be unable to acquire additional attractive mining properties on terms it considers acceptable.

BMC'S MINERAL CLAIM INTERESTS ARE LOCATED IN FOREIGN COUNTRIES, WHICH MAY PREVENT OR DELAY BMC'S EXPLORATION ACTIVITIES AND COULD CAUSE BMC TO ABANDON ITS PROJECTS.

The properties in which BMC has an interest are located in the Kyrgyz Republic. Mineral exploration activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of BMC and may adversely affect its business. BMC's exploration activities may be affected in varying degrees by government regulations with respect to restrictions on price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations, repatriation of income and return of capital. This may affect both BMC's ability to undertake exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore and conduct other activities on those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

The status of the Kyrgyz Republic as a developing country may make it more difficult for BMC to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Neither BMC nor the Company maintains, and neither intends to purchase, political risk insurance.


ITEM 4.  INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the British Columbia Company Act ("BC Company Act") on December 10, 1999 under the name "Buck Ventures Ltd." On May 10, 2000, the Company changed its name to "QDM Ventures Ltd." On September 25, 2001, the Company changed its name from QDM Ventures Ltd. to "California Exploration Ltd." On June 3, 2004 the Company changed its name from California Exploration Ltd. to "Baradero Resources Limited". On September 14, 2005, the Company changed its name to "Centrasia Mining Corp."

With the introduction of the Capital Pool Company Policy in November, 1999 (the "CPC Policy"), the TSX-V created a new category of listing, the capital pool company, pursuant to which a company formed by individuals acceptable to the TSX-V could complete an initial public offering earlier in its development than may be possible with a regular initial public offering. Proceeds from the
initial  public  offering  must  be  used  primarily  to  investigate   business
opportunities for acquisition by the capital pool company. Only certain acquisitions can be made by the capital pool company to satisfy the CPC Policy. Such an acquisition is referred to as a qualifying transaction (the "Qualifying Transaction").

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

The acquisition constituted a Qualifying Transaction under the CPC Policy and qualified the Company for a Tier 2 listing on the TSX-V. Pursuant to the terms of the Agreement and Plan of Merger, each shareholder of CalEx received one share of the Company's common stock (prior to consolidation of the Company's capital on a one-for-four basis) for each share of CalEx common stock held. Additionally, all of the issued and outstanding shares of QDM Acquisition Corporation (which were held by the Company) were converted into shares of CalEx. As a result, CalEx became a wholly-owned subsidiary of the Company.

As a result of the reverse acquisition, the Company's activities consisted solely of the operations of CalEx which was a development stage independent oil and gas company CalEx had not earned any significant production revenue, nor had it found any significant reserves on any of its properties at that time.

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

On January 14, 2002, the Company entered into a letter of intent to acquire 100% of the issued and outstanding shares of Optimal Powers Systems Ltd. ("Optimal"), a private company that developed technology and turn-key solutions to optimize oil, gas and power energy resources. The Company provided Optimal with bridge loans that aggregate $150,000. Optimal pledged its assets as security for the bridge loans, and in addition shareholders of Optimal pledged their shareholdings in Optimal as security. On January 7, 2003, the Company announced that it had terminated the letter of intent, and had requested repayment of the bridge loan which was advanced to Optimal. The Company has been unable to collect under the bridge loan and the loan has been written off.

In March 2004, the Company sold its remaining interests in oil and gas properties. The Company subsequently participated in the drilling of an unsuccessful well in Alberta. On May 31, 2004, the Company abandoned CalEx and no longer holds any oil and gas interests. At the time of the abandonment, (i) all of the Company's petroleum and natural gas activities had been conducted through CalEx, (ii) with impairments of the California wells and the sale of the West Ranch Field, CalEx had no assets remaining and had approximately $205,000 of accounts payable on account of unpaid drilling expenditures to unrelated parties, and (iii) with the abandonment of CalEx, effective at May 31, 2004, the Company was not obligated to honor (e.g. repay) the accounts payable liability to unrelated parties, resulting in a gain on the foregiveness of debt (for both Canadian and U.S. GAAP purposes). The Company was not obligated to repay the debts of CalEx upon abandonment since the Company had not guaranteed those debts and CalEx, although owned by the Company, is treated under corporate law as a separate entity from the Company.


On June 3, 2004, the Company completed a consolidation of its share capital on a one new share for four old shares basis.

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the BC Company Act. At the Company's annual and special meeting of shareholders held on November 18, 2004, the Company received shareholder approval to continue its corporate jurisdiction from the Yukon Territory into British Columbia under the BCBCA. See "Item 10. Additional Information - Memorandum and Articles of Association." Effective November 23, 2004, the Company changed its domicile through continuation from the Yukon Territory to British Columbia under the BCBCA.

On September 14, 2005, the Company completed the acquisition of 724 BC and in connection thereto: (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares with respect of a finder's fee; (ii) issued 1,900,000 units and 100,000 common shares in consideration of $400,000 principal of loans which have been made to 724 BC; each unit comprised one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share expiring September 14, 2007; and (iii) completed a private placement of 4,375,000 units at a price of $0.20 per unit; each unit comprised one common share of the Company and one warrant having the same terms as the warrants described above.

724 BC is a precious and base metal exploration company that has been in operation since February 2004. During 2004, 724 BC concentrated on evaluating joint venture opportunities with early to advanced exploration stage gold and base metal projects in Kazakhstan, the Kyrgyz Republic and Uzbekistan. These countries cover the central portion of the Tien Shan Metallogenic Belt.

Pursuant to an Agency Agreement dated September 26, 2005 (the "Agency Agreement") between Company and Canaccord Capital Corporation ("Canaccord"), the Company has agreed to conduct a Short Form Offering of a minimum of 2,307,692 units to a maximum of 3,076,923 units, for gross proceeds between $1,500,000 and $2,000,000. Each unit consists of one common share of the Company and one common share purchase warrant (a "Warrant"). Two Warrants will entitle the holder to acquire one additional common share at a price of $0.78 per common share for a period of eighteen months following the date of closing of the Offering. In connection with the Short Form Offering, Canaccord will receive a cash commission of 7.5% of the gross proceeds of the Short Form Offering, which, at the election of Canaccord may be paid in units at a deemed price per unit equal to the offering price of the units ($0.65), a corporate finance fee of 100,000 units (having the same terms as the units, the "Corporate Finance Fee Units"), and $7,500 as an administration fee. In addition, the Company has also agreed to grant to Canaccord, upon closing of the offering, an option (the "Agent's Option") to acquire that number of units (the "Agent's Units") as is equal to 10% of the number of units sold pursuant to the Short Form Offering, at an exercise price of $0.72 per Agent's Unit for a period of eighteen months following the closing of the Short Form Offering. Each Agent's Unit consists of one common share and one common share purchase warrant (the "Agent's Warrants"). Two Agent's Warrants will entitle the holder to acquire one additional common share at a price of $0.78 per common share for a period of eighteen months following the date of closing of the Short Form Offering. The Agent's Warrants will have the same terms as the Warrants.

The Company's  registered and principal business office is located at Suite 1305
- 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The contact person is Nick DeMare. The telephone number is (604) 685-9316 and the facsimile number is (604) 683-1585. The Company does not have a registered agent in the United States.

The Company's common shares were listed on the TSX-V on October 1, 2001 and currently trade under the symbol "CTM".

Effective January 27, 2002, the Company's common stock was approved for trading on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") operated by the National Association of Securities Dealers. The Company's common shares currently trade on the OTC Bulletin Board under the symbol "CTMHF".

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

In an attempt to diversify the Company's operations, management began reviewing other business opportunities during late calendar 2001. In December 2001, the Company identified and began negotiations with Optimal. On December 21, 2001, the Company requested a halt in the trading of its common shares. On January 14, 2002, the Company signed a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal. Under the terms of the letter of intent, the Company provided Optimal bridge loans totaling $150,000. Optimal was unable to complete a restructuring of its business plan which would have enabled the Company to proceed with the acquisition. On January 7, 2003, the Company announced that it has terminated the letter of intent, and had requested repayment of the bridge loans which were advanced to Optimal. Although the principals of Optimal have pledged their holdings in Optimal as security, the Company has been unable to collect under the bridge loans. Accordingly, the Company has written-off the full amount of the bridge loans.

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

The West Ranch Field was located approximately 25 miles southeast of Victoria, in Jackson County, Texas. The field was discovered in 1938 by Mobil Oil and has produced in excess of 300 billion cubic feet gas and 300 million barrels of oil from hundreds of wells. The geology of the West Ranch Field consisted of typical Gulf Coast sand sequences with numerous stacked sand pays of both Miocene and Frio age rocks. Over 25 main producing sands had been identified within the West Ranch Field production limits with the Greta, Glasscock, 41-A, 98-A and Ward sands being the most prolific producers.

In the early 1980's the previous operator of the West Ranch Field became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. PNP purchased the West Ranch Field and took over its operation on January 1, 2002. The property included 35 wells with only a small number producing on gas lift at the time. After a detailed engineering analysis of the property, the operator developed a plan, which focused on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. Pursuant to a purchase and sale agreement dated March 1, 2004, the Company sold its 3% net working interest in the West Ranch Field to Westport Petroleum, Inc. ("Westport"), a private corporation at arms-length to the Company, for $89,814 (US $67,000) cash. As of the date of this annual report the Company does not hold any interest in oil and gas leases.

CENTRASIA ACQUISITION

On March 17,  2005,  the Company  entered into a letter  agreement  (the "Letter
Agreement") with 724 BC and its shareholders pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis. The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

Pursuant to the Formal Agreement, the Company acquired 724 BC through a share for share exchange between the Company and the shareholders of 724 BC pursuant to which the Company issued to the shareholders of 724 BC an aggregate of 3,700,100 common shares of the Company in exchange for all of the outstanding shares of 724 BC. As a result, 724 BC became a wholly-owned subsidiary of the Company. Completion of the Centrasia Acquisition resulted in the Company effectively becoming involved in the acquisition and exploration of mineral properties in the Kyrgyz Republic, through BMC and the Company's obligation to provide funds to BMC in exchange for ownership interests in BMC. See "Item 4. Information on the Company - Business Overview - Marsa Option", "Item 4. Information on the Company - Business Overview - Business of BMC" and "Item 4. Information on the Company - Business Overview - Principal Properties - Bulakashu Property."

The  following  additional  matters  also  occurred  as  part  of the  Centrasia
Acquisition:

         (a) The Company completed a financing to provide necessary ongoing funding for the Company after the acquisition of 724 BC. See "Item 4. Information on the Company - History and Development of the Company."

         (b) As described below, certain outstanding loans of 724 BC, in the aggregate principal amount of $400,000, were converted into shares of the Company's common stock or units consisting of shares of the Company's common stock and warrants.

         (c)      The Company changed its name to "Centrasia Mining Corp.".

         (d)      The board of directors of the Company was  reconstituted.  See
                  "Item  6.  Directors,   Senior   Management  and  Employees  -
                  Directors and Senior Management."

         (e) The Company's previous stock option plan was replaced by a new stock option plan that reserves a total of 20% of the issued and outstanding shares of Company as of the effective date of the acquisition. See "Item 6. Directors, Senior Management and Employees - Stock Option Plan."

         (f) 724 BC sold, transferred and assigned the Marsa Option to Magellan Gold (BVI) Inc., an indirect, wholly-owned subsidiary of the Company. See "Item 4. Information on the Company - Organizational Structure."

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Kyrgyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. Effective September 14, 2005, the Marsa Option was assigned to the Company's subsidiary Magellan Gold (BVI) Inc. BMC's sole asset is a license permitting the exploration of the Bulakashu Gold
Property, located in the north central area of the Kyrgyz Republic (the "Bulakashu Property"). In order to exercise the Marsa Option in full, the Company, as successor in interest to 724 BC, must make cash payments totaling US$120,000 (US$80,000 paid) and issue 1,025,000 common shares to Marsa (200,000 common shares issued by the Company), as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 ($14,500 advanced) and US$2,200,000 (US$220,000 advanced)(collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provides for staged conversions of 724 BC's loans and advances to BMC into participating interests of BMC at the end of each calendar year, beginning December 31, 2005. In the event the Company fails to meet any of its commitments or commits a material breach of the Marsa Option, Marsa has the right to require the Company to return any participating interests of BMC received and forgive the Commitments. The Company assumed the share obligations of 724 BC as its successor in interest under the Marsa Option upon completion of the Centrasia Acquisition.

Pursuant to various debt purchase agreements, the Company purchased an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to certain investors (collectively the "Centrasia Loans"), for which the Company issued 1,900,000 units (the "Baradero Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repaid the accrued interest in cash. Each Baradero Unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.40 per share for a period of two years from the date of issuance.

The Company also advanced $25,000 to 724 BC (the "Baradero Loan") in connection with the Centrasia Acquisition and issued 233,338 common shares as a finder's fee in connection with the Centrasia Acquisition.

The Company granted, effective on completion of the Centrasia Acquisition, stock options to purchase 2,335,000 common shares of the Company for a term of five years at an exercise price of $0.20 per share.

In connection with the requirements of the TSX-V, and subject to the completion of satisfactory due diligence, pursuant to a sponsorship agreement dated July 20, 2005, Canaccord Capital Corporation of 2200-609 Granville Street, Vancouver, British Columbia, V7Y 1H2, agreed to act as the sponsor to the Company in connection with the Centrasia Acquisition. The Company agreed to pay Canaccord a sponsorship fee of $35,000 plus GST for acting as sponsor. The Company paid Canaccord the sum of $10,000 as an advance with respect to Canaccord's legal fees. In addition, the Company has granted Canaccord the right of first refusal to participate in any equity financing of the Company for a period of one year from the date that the TSX-V gives notice of approval of the Centrasia Acquisition.

MARSA OPTION

Pursuant to an option agreement among BMC, Marsa, 724 BC, the Company and Magellan Gold (BVI) Inc. dated July 8, 2005, Marsa granted to 724 BC the option to purchase a 100% interest in BMC from Marsa. In connection with the Centrasia Acquisition, effective September 14, 2005, 724 BC sold, transferred and assigned the Marsa Option to Magellan Gold (BVI) Inc., an indirect, wholly-owned subsidiary of the Company.

In order to maintain and exercise its interest under the Marsa Option, 724 BC agreed to make cash payments and issue shares to Marsa (collectively referred to as the "Purchase Price") and commit funds to BMC's exploration program of the Bulakashu Property. Pursuant to the Marsa Option and the subsequent assignment to Magellan Gold (BVI) Inc., the Company has agreed to assume the (i) share obligations of 724 BC under the Marsa Option, (ii) payment obligations of 724 BC under the Marsa Option to Marsa and (iii) the intercompany loan obligations to BMC under the Marsa Option.

Pursuant to the Marsa Option, the Company is required to make payments to Marsa in the amount of US$120,000 in instalments as follows:

      DATE                                                     US$ TO BE PAID
      ---------------------------------------------------      ----------------
      January 2, 2005                                           US $40,000(paid)

      On or before  the  earlier  of: (i) five days after
      the  Effective  Date  of the  Acquisition; or (ii)        US $40,000(paid)
      September 1, 2005

      On or before January 2, 2006                              US $40,000
                                                               -----------
      TOTAL:                                                   US $120,000
                                                               ===========

Pursuant to the Marsa Option, the Company has agreed to issue to Marsa, or to a nominee of Marsa, an aggregate of 1,025,000 common shares of the Company (the "Purchase Shares"), issuable in instalments as follows:

      DATE                                             NO. OF COMPANY SHARES
      ------------------                               ------------------------

      September 14, 2005                                 200,000 shares (issued)
      January 2, 2006                                    200,000 shares
      January 2, 2007                                    250,000 shares
      January 2, 2008                                    375,000 shares
                                                       ---------
      TOTAL:                                           1,025,000 SHARES
                                                       =========

The consideration to be paid under the Marsa Option was determined by arm's length negotiations.

Pursuant to a loan agreement (the "Loan Agreement") among Marsa, Aitas Mining Corp. ("Aitas"), BMC and 724 BC dated September 24, 2004, as amended on January 18, 2005, 724 BC advanced the amount of US$110,000 (the "Principal Amount") to BMC (the "BMC Loan") for the purpose of completing the geological appraisal of the Bulakashu Property. The BMC Loan is evidenced by a promissory note dated September 24, 2004 (the "BMC Note"), as amended January 18, 2005, and is secured by a personal guarantee of Marsa and a pledge of Marsa's participating interest in BMC. The BMC Note does not bear interest, unless the BMC Note is not paid when due, in which case the BMC Note will bear interest at the rate of 18% per annum from the date when payment was due. The terms of the BMC Note state that it is to be paid no later than September 24, 2005; however, the Company anticipates that the BMC Note will be converted into ownership interests of BMC pursuant to the terms of the Marsa Option on December 31, 2005 and, as such has not sought payment of the principal amount or interest on the BMC Note.

In accordance with the Loan Agreement, Marsa executed a guarantee agreement (the "Guarantee") dated July 8, 2005 in favour of 724 BC, which guarantees the repayment of the BMC Note and any further amounts that the Company advances to BMC pursuant to the terms of the Marsa Option. In addition, Marsa and 724 BC entered into a pledge agreement (the "Pledge Agreement") dated July 8, 2005, pursuant to which Marsa pledged to 724 BC all of its participating interest held by Marsa in BMC (the "Pledged Interest").

Pursuant to the Pledge Agreement, Marsa assigned, mortgaged, charged, pledged and granted 724 BC a security interest in the Pledged Interest as general and continuing collateral security for the payment of all present and future debts, liabilities and obligations of BMC and of Marsa to 724 BC or the Company, whether pursuant to the Marsa Option or otherwise (the "Liabilities") until repayment in full of the Liabilities.

In addition, pursuant to the Marsa Option (and the subsequent assignment from 724 BC), the Company has agreed that for so long as BMC is not in default of the BMC Loan, that the Company will commit to fund BMC's exploration program at the Bulakashu Property, by way of intercompany loans (the "Intercompany Loans") to be advanced pursuant to mutually agreed upon budgets from time to time, in the following total amounts during the following periods:

- Calendar Year 2005: Cdn$200,000 (deemed to be equal to U.S. $160,000 (at Cdn$1 = US$0.80), the "2005 Calendar Year Loan")
-        Calendar Year 2006: U.S.$690,000 (the "2006 Calendar Year Loan")
-        Calendar Year 2007: U.S.$650,000 (the "2007 Calendar Year Loan")
-        Calendar Year 2008: U.S.$750,000 (the "2008 Calendar Year Loan")

As of September 30, 2005, 724 BC and the Company had advanced approximately $300,000 to BMC pursuant to the terms of the Loan Agreement and the Marsa Option.

Further, the Company has also agreed to initiate a pre-feasibility study as a possible precursor to production, at such time as BMC has defined an indicated reserve (as defined by JORC or CIM reserve standards) on the Bulakashu Property of not less than 300,000 ounces of gold.

The BMC Loan and the Intercompany Loans will convert to participating interests in BMC in the following amounts at the following dates:

- At the end of calendar year 2005, the BMC Loan and the 2005 Calendar Year Loan will convert to a participating interest in BMC equal to 10.5% of the total participating interest in BMC on December 31, 2005;
- At the end of calendar year 2006, the 2006 Calendar Year Loan will convert to a participating interest in BMC equal to 27% of the total participating interest in BMC on December 31, 2006, which will increase the Company's participating interest in BMC to 37.5%;
- At the end of calendar year 2007, the 2007 Calendar Year Loan will convert to a total participating interest in BMC equal to 30% of the participating interest in BMC on December 31, 2007, which will increase the Company's participating interest in BMC to 67.5%; and
- At the end of calendar year 2008, the 2008 Calendar Year Loan will convert to a participating interest in BMC as is equal to 32.5% of the total participating interest in BMC on December 31, 2008, which will increase the Company's participating interest in BMC to 100%.

If, during any of calendar years 2005, 2006, 2007 or 2008, the Company fails to fund the respective Intercompany Loan for that year, or issue the Purchase Shares as and when required pursuant to the Marsa Option, or commits any other material breach of the Marsa Option, Marsa's sole remedy shall be the right to "put" back to the Company all or a portion of the Purchase Shares that Marsa has received up to the date of the put (the total number of such Purchase Shares received being referred to as the "Total Purchase Shares" and the number of Purchase Shares actually put to the Company being referred to as the "Put Shares") in exchange for a pro-rata portion of the participating interests in BMC that the Company has then received equal to the product of (X) divided by
(Y) multiplied by 100 and expressed as a percentage, where (X) is equal to the number of Put Shares and (Y) is equal to the number of the Total Purchase Shares. In such event, (i) the then outstanding balance of the current Intercompany Loan shall be forgiven, (ii) Marsa shall be entitled to keep whatever amounts the Company has already then paid to Marsa on account of the cash portion of the purchase price and (iii) the parties shall thereafter be released from any further obligation thereunder.

The date when a loan made by the Company (or its successor) is converted into a participating interest in BMC is referred to as an "Interim Closing Date." The date when the Company (or its successor) has succeeded to a 100% membership interest in BMC is referred to as the Closing Date. On each Interim Closing Date and on the Closing Date, the Company will receive from Marsa all right, title and interest in its participating interest in BMC to which it is entitled on each such respective date, free and clear of all liens, charges and encumbrances.

Pursuant to the Marsa Option on September 14, 2005, the board of directors of BMC was revised to consist of three managers, two of whom are nominees of the Company and the third is a nominee of Marsa. As of the date of this annual report the directors of BMC are Douglas Turnbull (Company nominee), William Tafuri (Company nominee) and Oleg Kim (Marsa nominee).

The Centrasia Acquisition was conducted on an arm's length basis. Pursuant to the Marsa Option and an Assignment Agreement dated September 14, 2005, all of 724 BC's right, title and interest in the Marsa Option, the BMC Loan, the Guarantee and the Pledge Agreement were assigned to Magellan Gold (BVI) Inc. effective on September 14, 2005. Upon such assignment, Magellan Gold (BVI) Inc. assumed all of the rights, privileges, obligations and liabilities of 724 BC under the Marsa Option, the BMC Loan, the Guarantee and the Pledge Agreement.

Marsa is a private company controlled by Mr. Oleg Kim who is the managing director and a participant of Marsa and, effective September 14, 2005, became a director of the Company as a result of the Centrasia Acquisition.

BUSINESS OF BMC

As of the date of this annual report, the Company's main asset is an option to acquire BMC. As a result of the Centrasia Acquisition, the Company, through the Marsa Option and the Company's ability to acquire ownership interests in BMC, is indirectly involved in the acquisition and exploration of mineral projects located in Kazakhstan, Kyrgyzstan and Uzbekistan.

BMC is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts expended by BMC in connection with the exploration of its property interests is dependent upon the discovery and exploitation of economically recoverable reserves, confirmation of BMC's interest in the underlying mineral claims, the ability of BMC (and the Company) to obtain necessary financing to conduct exploration activities and advance properties beyond the exploration stage, and future profitable activities on the properties or proceeds from the disposition thereof.

The sole asset of BMC is the BMC Licence which permits the exploration of the Bulakashu Property. Pursuant to the BMC Licence, BMC obtained a licence from the State Agency for Geology and Mineral Resources of the Government of the Kyrgyz Republic that provides BMC with the right to conduct geological research of basic and placer gold in the Bulakashu area of the Kyrgyz Republic, excluding the following gold alluvial placer licences: Upper Karabulak, Lower Karabulak, Upper Tokailu and Lower Tokailu. BMC concurrently negotiated the size of the property to be explored and the terms of an exploration licence agreement with the Geology Agency. The Licence Agreement is an integral part of the BMC Licence and determines the exploration expenditures to be incurred by BMC on the Bulakashu Property and provides details of the proposed work program.

The BMC Licence was issued for a term until December 31, 2005. At the end of the term of the BMC Licence, BMC is required to prepare and submit a report to the Geology Agency to confirm that BMC has complied with the terms of the Licence Agreement. Upon approval by the Geology Agency, one year extensions to the BMC Licence and Licence Agreement may be applied for an annual basis, up to a maximum of ten years. Provided BMC is in compliance with the terms of the Licence Agreement, BMC is required to pay to the Geology Agency approximately US$7 in payment of the Geology Agency's services associated with the application to extend the Licence Agreement. At the end of each licence period, 25% of the licence area must be relinquished by BMC. BMC, as the licence holder, determines which areas are to be relinquished. However, the Law of the Kyrgyz Republic on "Subsoil" (the "Subsoil Laws") dated July 2, 1997 No. 42 (as last amended on February 4, 2002) does not provide for any automatic procedure for renewal or obtaining of an exploration licence after this period has expired.

The Subsoil Laws provide that a sub soil user who has discovered a deposit has the indisputable, exclusive right to its exploitation. Prior to any exploitation on the Bulakashu Property, BMC will be required to obtain approval from the Geology Agency to conduct such exploitation and negotiate the terms of such exploitation, to include royalties, bonuses and other payments with the Geology Agency.

GOVERNMENT REGULATION

DOING BUSINESS IN THE KYRGYZ REPUBLIC

OVERVIEW

The Kyrgyz Republic is a landlocked and mountainous country located in the middle of the Asian continent. It borders Kazakhstan in the north, the People's Republic of China in the east, Tajikistan in the south-west and Uzbekistan in the west. It is one of the smallest of the Central Asian nations and has a population of approximately five million people. The Kyrgyz economy is predominantly agricultural, with two thirds of the country's population living in rural areas. The Kyrgyz Republic is a secular state and freedom of religion is protected in its Constitution. Approximately 75% of the population is Muslim and 20% are Russian Orthodox. The country contains deposits of gold, tin, tungsten, antimony, mercury, and rare earth metals as well as locally exploitable coal, oil and natural gas.

GOVERNMENT AND POLITICAL FACTORS

The Kyrgyz Republic is a former constituent republic of the Soviet Union. The country declared its independence from the Soviet Union in 1991 and became a member of the Commonwealth of Independent States (the "CIS"), and has overall been a politically-stable constitutional democracy. Since independence, the nation has undertaken substantial economic and political reforms, such as introducing an improved regulatory system and land reforms, and undergone a transition to a market-orientated economy. The Government and international financial institutions have also engaged in a comprehensive medium-term poverty reduction and economic growth strategy.

In March 2005, the former 105 member two-chamber parliament ceased to exist and was replaced by a one chamber parliament approximately half its current size. The new one-chamber parliament has broader constitutional powers, with certain powers being relinquished to it by the President. These changes were made pursuant to constitutional referendums which were conducted in 2003. On July 10, 2005 Kurmanbek Bakiyev was elected as the country's new president. Mr. Bakiyev has been serving as the interim President of Kyrgyzstan since protests in March of 2005 forced the departure and subsequent resignation of former president Askar Bakiyev in March, 2005. The President was elected for a five-year term.

The Kyrgyz Republic has generally not experienced the ethnic, civil or military unrest that has befallen other former Soviet states, with the exception of very few localized, politically-motivated conflicts and small-scale terrorist activity in the southern Batken region of the country during 1999, 2000 and early 2005. The Batken region is over 700 kilometres from the Bulakashu Property. Since 2001, the Kyrgyz Republic has permitted military personnel from the United States and other western countries to be stationed in the country. In 2002, construction of a large U.S. airbase began outside the nation's capital of Bishkek, which is now complete. The presence, in the past few years, of international military coalition forces and the recent addition of a Russian military base in Kyrgyz territory have brought increased stability to the country.

The country's legal system, both legislative and judicial, has been substantially reformed since 1991. However, the legal system has not matured to the level of developed economies. These factors make it prudent for foreign investors to seek additional protection through contractual agreements with the Government in order to stabilize the investment environment and provide for an independent forum for conflict resolution.

ECONOMIC FACTORS, EXCHANGE CONTROLS AND REGULATION OF BUSINESS

The national currency of the Kyrgyz Republic, the Som, is freely convertible into U.S. dollars within the Kyrgyz Republic at a floating exchange rate and has remained relatively stable over the last four years. The Kyrgyz economy, although still recovering from the post-Soviet collapse and substantially lagging in foreign investment when compared with its oil-rich neighbors Kazakhstan and Uzbekistan, is exhibiting positive economic signs, with an inflation rate of 2.8% in 2004 and gross domestic product ("GDP") growth of 7.1% in the same year. In addition, the Kyrgyz Republic was the first former CIS state to be accepted as a member of the World Trade Organization and one of the first to receive financial support from the International Monetary Fund ("IMF"). Further restructuring of domestic industry and success in attracting foreign investment are seen as keys to future growth. The IMF has forecast real GDP growth of 5% for 2005.

RELEVANT KYRGYZ LAW AND THE INVESTMENT AGREEMENT WITH THE GOVERNMENT OF THE KYRGYZ REPUBLIC

The laws of the Kyrgyz Republic that are most relevant to BMC's activities are the law of March 27, 2003, "On Investments in the Kyrgyz Republic" (the "Investment Law") and the law of March 6, 1992, "Law on Concessions and Foreign Concession Enterprises in the Kyrgyz Republic" (the "Concessions Law").

The Investment Law establishes the basic principles of the Kyrgyz Republic's policy toward foreign investment as well as investor protections. It provides that foreign investors are entitled to freely use, possess and dispose of their investments and to freely export or repatriate the proceeds of these investments. The Investment Law prohibits all types of discrimination toward foreign investors or investments, including that based on country of origin. Investors are guaranteed freedom from interference by governmental bodies with their economic activities, free conduct of monetary operations, the right to hire both Kyrgyz citizens and expatriates and the ability to submit resolution of disputes to international arbitration.

The Investment Law states that expropriation of investments must be conducted in accordance with Kyrgyz law and, where effected, must be in the public interest. Expropriation must not be discriminatory and must be accompanied by timely, proper and real compensation of losses, including lost profit. The amount of such compensation is to be determined in accordance with the fair market value of the expropriated investment, together with interest from the date of expropriation. Investors who suffer losses as a result of war or other armed conflict, upheaval or other similar circumstances will be granted the same legal status and terms of operation as Kyrgyz nationals.

Under Kyrgyz law, mining rights may be granted either by way of exploration or mining licences, both of which are issued by the State Agency on Geology and Mineral Resources, or by a concession from the Government of the Kyrgyz Republic. Although concessions are typically much more difficult, expensive and time-consuming to obtain, they provide investors with greater protection.

While a license may be terminated without the licensee's consent in certain circumstances, including a breach of the law, a concession may only be terminated in accordance with the terms and conditions of the agreement pursuant to which it is granted.

The Concessions Law establishes the procedure by which the Government of the Kyrgyz Republic may grant concessions to foreign investors and provides for the status and rights of such investors. The most important step is the execution of an agreement between the Government of the Kyrgyz Republic and the relevant investor, in which the Government of the Kyrgyz Republic gives permission to possess and use the property granted under the concession and to gain proceeds from such concession.

INVESTMENT COMPANY ACT OF 1940

Although the Company is subject to regulation under the Securities Act of 1933, and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940. In the event the Company holds passive investment interest in a number of entities, the Company could be subject to regulation under the Investment Company Act. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to its status under the Investment Company Act. Consequently, a violation of the Investment Company Act could subject the Company to civil and criminal penalties and could cause the Company to cease operations.

INVESTMENT ADVISERS ACT OF 1940

Under the Investment Advisers Act of 1940, an "investment adviser" means any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. The Company does not intend to engage in the business of advising others in investment matters for a fee or otherwise.

EXPENDITURES AND DISPOSITIONS

As a prospect generator, the Company's business was to acquire oil and gas prospects and farm-out its properties with industry joint venture partners. During fiscal 2003, the Company recorded an impairment charge of $574,508 to reflect its unsuccessful drilling activities and related acquisition costs of the abandonment of the regional California prospects and the Michigan exploratory well. During fiscal 2003, the Company also wrote-off $169,322 in connection with the letter of intent and bridge loan with OPS. During fiscal 2004, the Company sold its 3% working interest in the West Ranch Field. There were no dispositions or write-offs by the Company of any property interests during fiscal 2005.

Except for BMC's interest in the Bulakashu Property, neither BMC, the Company nor 724 BC own any interests in any other properties. See "Item 4. Information on the Company - Business Overview - Principal Properties - Bulakashu Property."

The Company did not make any capital expenditures during fiscal 2005. During fiscal 2004 and 2003 the Company incurred $60,908 and $246,094, respectively, on the acquisition and exploration of its petroleum interests. During the fiscal year ended May 31, 2005, 724 BC advanced US$110,000 and $10,000 to BMC and paid $40,000 to Marsa pursuant to the terms of the Marsa Option. 724 BC did not make any capital expenditures during fiscal period ended May 31, 2004. During the fiscal period ended May 31, 2005, BMC spent US$80,392 on the Bulakashu property and US$6,802 to acquire equipment. Subsequent to May 31, 2005, the Company has advanced US$110,000 and $4,500 to BMC pursuant to the terms of the Marsa Option.

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

Total revenues, interest and other income reported for fiscal 2005, 2004, 2003 and 2002, were as follows:

                                       2005            2004            2003

Petroleum and Natural Gas Sales
      - United States              $          -    $     98,904    $     22,064
                                   ------------    ------------    ------------

Interest and Other Income
      - United States                         -              91          10,902
      - Canada                               19           4,008             688
                                   ------------    ------------    ------------
                                             19           4,099          11,590
                                   ------------    ------------    ------------
Total Revenue,
     Interest and Other Income     $         19    $    103,003    $     33,654
                                   ============    ============    ============

PLAN OF OPERATION

The Company is currently working with BMC on the proposed Phase 1 exploration program on the Bulakashu property in Kyrgyzstan. BMC intends to complete this program in the fall of 2005.

The Company's management and technical staff maintains an ongoing review of exploration projects and opportunities in Kyrgyzstan, Kazakhstan and Uzbekistan. Pending the outcome of these property reviews and evaluations, the Company may decide to pursue and acquire additional mineral properties that it feels would add significant value to the existing asset base of the Company. Any new property evaluations that require intensive technical due diligence or future property acquisitions would require the Company to seek additional financing.

Depending on the level of the Company's activities, it may be necessary for the Company to hire additional administrative and/or technical staff on a part time or temporary basis.

As at September 15, 2005, the Company had working capital of approximately $313,000, which, when combined with the net proceeds of the Short Form Offering, will result in the following funds available on the closing of the Short Form Offering (See "Item 4. Information on the Company - History and Development of the Company"):

--------------------------------------------------------------------------------
                                                      MINIMUM         MAXIMUM
                                                     OFFERING        OFFERING

Working capital                                        $313,000        $313,000
Net Proceeds from the sale of Units(1)               $1,352,500      $1,815,000
                                                   ------------    ------------
                                                     $1,665,500      $2,128,000
                                                   ============    ============
--------------------------------------------------------------------------------
(1) Net proceeds of the Short Form Offering are after deducting Canaccord's cash commission (assuming Canaccord does not elect to take units in lieu of cash), and after deduction of estimated legal, accounting and administrative expenses incurred in connection with the Short Form Offering, expected to be $35,000, including Canaccord's administration fee of $7,500.

Management intends to use the funds for the following purposes within the next twelve months:

--------------------------------------------------------------------------------
                                                        MINIMUM          MAXIMUM
PRINCIPAL USE OF FUNDS                                 OFFERING         OFFERING
--------------------------------------------------------------------------------

To complete  Phase 1 of the  recommended               $173,500         $173,500
Work Program on the Bulakashu Property as set out in the Technical Report, which have an estimated cost of $200,000 of which about $26,500 has been advanced to date(1)(3)

Reserved for the  estimated  cost of the               $812,000         $812,000
Phase 2 recommended  Work Program on the
Bulakashu  Property  as  set  out in the
Technical  Report  and for the  Issuer's
funding  commitment  for 2006  under the
Marsa Option Agreement (US$690,000)(1)(2)
(3)

Marsa  Option  Payment  due on or before                $47,000          $47,000
January 2, 2006 (US$40,000)(1)(3)

General and Administrative  Expenses for               $145,560         $145,560
the Next 12 Months

Reserve   for   the    evaluation    and               $487,440         $949,940
acquisition  of new resource  properties
and for Working Capital
                                                      ---------        ---------

TOTAL FUNDS AVAILABLE:                               $1,665,500       $2,128,000
                                                      =========        =========
--------------------------------------------------------------------------------

(1) See "Item 4. Information on the Company - Principal Properties - Bulakashu Property."
(2)      See "Item 4.  Information  on the  Company - Business  Overview - Marsa
         Option."
(3)      Converted at Cdn$0.85 = US$1.00.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. The Company will only redirect the funds to other properties and will only do so on the basis of a written recommendation from an independent professional geologist or engineer.

PRINCIPAL PROPERTIES

BULAKASHU PROPERTY

The Bulakashu Property is without known reserves as defined by Guide 7 or NI 43-101 and BMC's programs are exploratory in nature.

Technical information provided herein for the Bulakashu Property is based upon information contained in a report (the "Technical Report") entitled "The Bulakashu Property, The Bulakashu Mining District, Chui Oblast, Kyrgyzstan" dated June 15, 2005, prepared by APEX Geoscience Ltd. ("APEX"). The Technical

Report was prepared for 724 BC in compliance with National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101) for submission as an independent technical report to the TSX-V, the British Columbia and the Alberta Securities Commission in connection with the Company's Management Proxy Circular and the Centrasia Acquisition.

The Technical Report was prepared by Mr. Dean J. Besserer, B.Sc., P.Geol. of APEX as the responsible "qualified person" under NI 43-101. The technical information contained in this annual report with respect to the Bulakashu Property has been summarized from the Technical Report.

Data used in the compilation of the Technical Report came from many sources and time periods before the author's involvement. Other than for the purpose of conveying the history of all exploration work at the Bulakashu Property, references to historical data cannot be verified and therefore were not relied upon other than a general indication of the presence and style of mineralization on the Bulakashu Property. For example, many of the reports used to prepare the Technical Report, were prepared under the supervision of and to the specifications of the Department of the Kyrgyz SSR, prior to Kyrgyzstan's independence or by the Kyrgyz State Agency on Geology and Mineral Resources, after independence. Management believes, the manner in which most of the data was collected and presented was reasonable by today's standards and unless specified should be considered reliable. The format of more recent reports compiled by the staff of BMC and Marsa do not comply with NI 43-101 standards, however, Mr. Besserer had no reason to believe that the information and observations contained within those reports were not accurate.

PROPERTY DESCRIPTION AND LOCATION

The Bulakashu Property lies within the Bulakashu mining district in the Chui Oblast, Panfilov Region of the Republic of Kyrgyzstan, and falls within a broad band of mineral deposits which are locally referred to as the Kyrgyz-Kungey mineral belt which have historically produced gold and copper. The location of the Bulakashu Property in the Kyrgyz Republic is shown on the following map:

              [Map prepared by APEX Geoscience Ltd. dated June 2005 showing the location of the Bulakashu Property in Kyrgyzstan.]

The Bulakashu Property is defined by the BMC Licence, (Licence No: AP 48 issued by the State Agency on Geology and Mineral Resources of the Kyrgyz Republic) and comprises 240 km2 in size. The boundary of the BMC Licence area is defined by the following coordinates on the following map:

 Corner                          North Latitude               East Longitude

   1                                42022'53"                     73036'58"

   2                                42023'07"                     73054'24"

   3                                42017'40"                     73054'30"

   4                                42017'26"                     73037'04"


The exploration licence was issued on March 28, 2005. The exploration licence is temporary and is effective until December 31, 2005. At such time, the exploration licence can be extended for up to ten years subject to the approval of the Geology Agency and provided that BMC is in compliance with the terms of the Licence Agreement or any further licence agreements. Kyrgyz Subsoil Law does not provide for any automatic procedure for renewal or obtaining of an exploration licence after this current licence period has expired. See "Item 4. Information on the Company - Business Overview - Business of BMC."

       [Geologic Map prepared by APEX Geoscience Ltd. showing the for the
                   Bulakashu Mining District dated June 2005]

The BMC Licence is a contiguous licence and is the subject of the Marsa Option.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Bulakashu Property is accessed by driving on paved roads westerly from Bishkek to Kara Balta on highway M39 and then south from Kara Balta on highway M41 (the Bishkek to Osh highway) for about 120 km. A 5 km dirt road of varying quality leads westerly from Highway M41 to the center of the Bulakashu Property.

The region experiences long cold winters and cool summers. Based on long-term observations at the Tuya Ashu weather station, at an elevation of 3,586 m, the average annual temperature is -3.2(degree)C, with lowest average temperatures in January (-12.8(degree) C) and highest in July (+8.5(degree) C). Sustained subzero temperatures last from November to March inclusive. Snowfall can be expected from November to May. There are no glaciers or permanent snowfields within the Bulakashu Property. Avalanches are common throughout the area. Average annual precipitation is 855 mm, of which approximately 613 mm falls during the warm period from April to October. Highway M39 is kept open year round because it provides the main access to Osh from Bishkek. Highway M41, the Bishkek to Osh highway, cuts the eastern edge of the BMC Licence area. A power line runs through the east edge of the Bulakashu Property with the closest established sub-station at Tuya Ashu.

The elevation at the property ranges from 2,500m to 4,050m in rugged mountainous topography that is dominated by glacial features. Higher elevations are dominated by steep walled cirques and aretes while the major valleys are filled with moraines. Moderate to gentle slopes are often covered by talus and outcrop exposure is poor. Vegetation on the Bulakashu Property consists of grasses and sparse shrubs with very few trees. All the major drainages have flowing streams.

Any necessary local labor could come from either Kara Balta or Sosnovka. Kyrgyzstan has a 98 percent literacy rate and mining is a common profession. Kara Balta is 60 km to the north and is the closest large city and railhead.

Initially, the field season should be limited to the snow free months. There may be some weather caused delays if the project progresses past the exploration stage but any future production should not be effected any more than similar mines in severe climates.

Access to the Bulakashu Property is excellent. A paved, year round, highway crosses the property from which the main exploration camp at Bulakashu is accessed by a five kilometre dirt road. A 35 kilovolt power line runs through the east edge of the Bulakashu Property. The climate is of the extreme continental type with long cold winters and cool summers. Snow may come as early as November and stay on the ground, at the lower elevations, until May. There are no glaciers or permanent snowfields within the Bulakashu Property and avalanches are common throughout the area in the winter and early spring.

Although conducting exploration or drill programs in mountainous terrain during winter conditions can present challenges, successful winter drilling programs have been conducted in similar terrain and climatic conditions as those present at the Bulakashu Property.

GEOLOGICAL SETTING

The Bulakashu Mining District lies within the Northern Tien Shan terrane of the Kyrgyz Republic. The Bulakashu Property falls within a broad band of mineral deposits which are locally referred to as the Kyrgyz-Kungey mineral belt which have historically produced gold and copper.

The geology of the Bulakashu Property is extremely complex due to the varied nature of the volcanic stratigraphy, several stages of intrusive activity, structural complexity consisting of several periods of folding and faulting, and metamorphism. The stratigraphy of the Bulakashu district is represented by volcanic and volcaniclastic rocks of Lower Mid-Ordovician to Lower Mid-Devonian age. The Silurian strata are absent and are represented by a widespread unconformity throughout the Northern Tien Shan terrane. The composition of the rocks is varied representing the multi-stages of volcanic activity in the district.

DEPOSIT TYPES

Gold occurs in veins and vein/stockwork combinations in mafic volcanic rocks in complex structural settings. Copper-gold mineralization occurs within granodiorite to diorite porphyry intrusions similar to many other such deposits throughout the world.

There are two identified types of mineral occurrences in the Bulakashu district: greenstone/mafic volcanic hosted gold deposits and porphyry copper/gold deposits. Gold occurs within small discontinuous quartz veins and quartz vein stockworks in sheared greenstones in complex structural settings. These deposits are remarkably devoid of other metals and the gold often occurs as free gold. The genetic relationship of these deposits to faulting is obscured by the complexity of the faulting and post mineralization faulting. These occurrences may be the source of the placer gold.

Porphyry copper/gold mineralization is mid-Ordovician in age and related to the island arc stage of mineralization. Mineralization occurs in diorite to monzodiorite porphyries with zoning that is typical for porphyry copper deposits. However, the best grades of mineralization are found in late stage breccia pipes within the mineralized porphyries. The breccia pipes often have tourmaline and quartz stockworks associated with the best gold and/or copper grades. Chalcopyrite is the dominant ore mineral but traces of galena are common.

HISTORY

In  1935   prospectors   first  recorded  gold  placers  in  the  Susamir  basin
(Yarushevsky ET AL., 2003).

Extensive uranium exploration and geological mapping (1:200,000 scale) was conducted in the area in 1946 and 1957. However, the most interesting find of that period was a small gold-bearing quartz vein found in Korgantash creek and a great number of old placer excavations, found in the Tokailu-Karabulak area (Yarushevsky ET AL., 2003).

In 1958, gold bearing outcrops were found at Karabulak, Bulakashu, Altyn-Masha and the placer gold content of Tokailu creek and the Karabulak river valleys was discovered (Yarushevsky ET AL., 2003; Maximov, ET AL., 1960).

During 1960-1961, additional sampling was completed at Karabulak. At the same time, the Severny prospect was identified as being promising in terms of gold, copper, and lead (Yarushevsky ET AL., 2003; Krivtsov, ET AL., 1978).

The Karabulak placer mine is located downstream along the drainage where it coalesces with the stream that drains the Severny prospect. Certainly Karabulak and perhaps Severny, along with other long since eroded deposits, may have yielded significant gold input specific to the Karabulak placer deposit (Tafuri, 2005).

Trenching and continuous chip sampling completed by the Soviet era workers from 1960 to 1963 returned the following significant anomalous intervals from the Karabulak gold prospect (Doljenko, ET AL., 1963). Over twenty wide spaced (40-60m apart) trenches were excavated across sections the apparent trend of the Karabulak prospect and continuous chip samples were collected over the entire length of the trenches.

               TRENCH             INTERVAL           GOLD
                                    (M)              (G/T)

               K1                   8.2              35.4
               K9                   4.0               7.1
               K13                 22.2               2.2
               Including            6.0              46.0
               K14                  6.0               4.4
               K15                  4.45              5.1
               K16                 15.5              2.26
               K17                 17.5              2.37
               K18                 11.45             6.49

A number of the trenches ended in mineralization indicating that some parts of the zone may extend further north, south and along strike to the northeast and southwest. Mineralization encountered in the southern end of trench K1 returned the highest gold values (35.4 g/t gold across 8.2 metres) and remains open to the south.

Based on these sample results, Soviet geologists drove two adits to further investigate the vertical down dip extent of the mineralization. Adit one was driven under the northeast Karabulak prospect and adit two was driven under the western Karabulak prospect. Crosscuts were driven from each adit. Each adit was sampled thoroughly and reported to be barren of gold mineralization. One drill hole was drilled from the face of adit two and it was also reported to be barren with respect to gold. The Soviet's interpretation of the Karabulak mineralization was that the vein/stockwork system was vertical. Both the adits and the lone drill hole were intended to intercept the downward vertical projection of the surface mineralization.

During the period from 1967 to 1971, extensive work was done by Soviet geologists on the stratigraphy, petrology, and structure of the Bulakashu district. A structural lithological and forecast map of the district was prepared at a scale of 1:100,000. Lithogeochemical mapping was completed at a scale of 1:10,000. A distribution map of known mineralization was also compiled.

During the period from 1981 to 1983 further reconnaissance studies of the Bulakashu district were completed by Soviet geologists, with the purpose of collecting additional information in order to initiate new exploration and evaluation work. At the Karabulak prospect, 23 trenches were dug and five outcrops were cleared. Like many researchers before, the Soviet geologists also came to the conclusion that, at deeper levels, Karabulak had high economic potential (Yarushevsky ET AL., 2003; Supambaev ET al., 1984). In 1984 and 1985 the same crew of Soviet geologists continued to explore the Bulakashu district for porphyry copper deposits. This resulted in finding several large low-grade porphyry copper/gold occurrences with grades from surface sampling ranging from ..02 to 0.25 %Cu and locally 2.0 g/t gold. Work was discontinued due to the low grade of the deposits and the steep topography that would have made mining uneconomic under Soviet guidelines (Yarushevsky ET AL., 2003; Supamanbaev,
1986).

In 1996, Karabalta GMK, started production at the Upper Karabulak and Tokailu placers. This operation lasted two years. Also during 1996, the Kyrgyz-Russian joint venture "Ordo," put together an exploration plan for Karabulak gold deposit, however, fieldwork ceased at start-up stage. Subsequently, the Tien-Shan Gold Company, a joint venture between Cameco and Kyrgyzaltyn, performed verification exploration work consisting of re-sampling of selected existing trenches and drilling four core holes (Lopatko, ET AL., 1996). The Tien-Shan exploration was conducted at the Altyn Masha and Otradny prospects.

MINERALIZATION

KARABULAK GOLD PROSPECT

Host rocks for the gold mineralization at the Karabulak Gold Prospect are mid-Ordovician altered, sheared, silicified and/or veined mafic volcanic rocks. The mafic rocks form a prominent series of outcrops along the southern flanks of a west-southwest trending ridge. The ridges are cut by a narrow, steep north-south trending drainage that divides the prospect into two halves: the Main and Western prospects (cumulatively termed the Karabulak Prospect). Both halves have been trenched on surface over a distance of 400 metres and up to 80m across and have similar alteration, silicification and veining characteristics. Within the river valley, immediately down drainage from the Karabulak zone is a large independent placer operation (the Karabulak Placer) which is mined on a seasonal basis. BMC does not have any interest in the placer operations. The ridge appears to be the expression of a northeast striking, shallow northwest dipping truncated thrusted sequence of sheared, variably altered mafic volcanics. Alteration within the known mineralized zone at surface consists of silicification, chloritization, localized fuchsite and, to a lesser extent, sulphidization. It is unclear what controls gold mineralization at this time, however, in general it appears that shearing and alteration along thrust planes, tend to yield higher grade gold. The most intensely veined and silicified portion of the zone is well exposed and resistant to weathering giving the surface exposure a very dark knobby appearance. Similar looking outcrop can be observed for some distance along strike and adjacent to main trenched portion of the Karabulak Gold Prospect. There is no indication that any significant sampling has been conducted on these similar looking outcrops.

Localized granitic intrusions south of the Karabulak prospect provide a nearby heat source for mineralizing fluids. Management believes the greenschist facies, mafic volcanic rocks hosting the quartz stockwork at Karabulak are geochemically favourable for the deposition of gold.

SEVERNY COPPER/GOLD PROSPECT

Mineralization at Severny is hosted in a granodiorite with the best grades occurring in intrusive breccias within the granodiorite body. The deposit has been described as a porphyry copper but porphyritic textures are not ubiquitous and most of the observed rock was nearly equigranular. Mineralization consisted of very fine chalcopyrite with spotty occurrences of galena. Very fine grained pyrite was ubiquitous. Oxidation was almost absent and only traces of malachite were seen.

The southern and southwestern margins of the granodiorite had strong propylitic alteration. The host rocks in the same area were often hornfelsed and had epidote veining. The more central parts of the granodiorite had phyllic and weak potassic alteration. Breccia zones had potassic alteration and fine granular tourmaline. Chalcopyrite in the breccia zones was coarser than the rest of the deposit and often up to several millimeters in size.

The Central Zone, as designated by the earlier workers, is a zone less than 10 meters wide and over 400 meters long. Within this zone there is strong quartz flooding and stockworks and a wide range of sulfide minerals are observed.

EXPLORATION

During 2002, Marsa obtained an exploration licence within the Bulakashu Mining District and an exploitation licence which included the Karabulak placers. During the summer of 2002, Marsa re-sampled many of the trenches at the Karabulak prospect and re-evaluated the Karabulak placer deposit. During 2003, column leach tests were conducted on the assay sample rejects from the 2002 sampling and production started at the placer deposit (the placer deposits and mining rights are excluded from the BMC licence). In 2004, Marsa established BMC as a separate company and transferred the Bulakashu exploration licence into BMC. BMC drilled four core holes at the Karabulak gold prospect in the fall of 2004. As well, during 2004, Dr. William Tafuri of 724 BC and, effective September 14, 2005, the Vice President of Exploration and Director of Operations, Asia of the Company, visited the Bulakashu Property to monitor the drill program at Karabulak and evaluate the Otradny gold prospect and the Severny copper/gold prospect. In total, 10 rock samples were collected during 2004 by Dr. Tafuri.

KARABULAK GOLD PROSPECT

From 2002 up to the present all of the exploration on the Bulakashu Property has been focused at the Karabulak prospect. During 2004 and 2005, more than US$110,000 was spent on the Bulakashu Property, entirely on the Karabulak prospect by BMC.

The author of the Technical Report Mr. D. Besserer, visited the Karabulak prospect on May 19, 2005. In total, three core samples and two rock grab samples were collected. The results are summarized in the table below. The samples collected from the core closely replicate those results obtained by BMC. One grab sample from one of the historic trenches, trench K1 assayed 171 g/t gold and contained abundant visible gold in a silicified, propylitic altered mafic volcanic.

                   APEX GEOSCIENCE LTD. - ROCK SAMPLE RESULTS

----------------------------------------------------------------------------------------------------------------------
SAMPLE ID          LOCATION                            GOLD VALUE       DESCRIPTION
                   (UTM EASTING/NORTHING)               (G/T AU)
----------------------------------------------------------------------------------------------------------------------

05DBP050           Drill  hole 5.  Mr.  Besserer          8.7           Replicate  sample of halved  core from  drill
                   did  not   visit   the  drill                        hole  5;  29-30m   interval   sampled   which
                   collar.                                              contains 11.45 g/t Au from BMC work
----------------------------------------------------------------------------------------------------------------------

05DBP051           Drill hole 4.  Collar at:              8.88          Replicate  sample of halved  core from  drill
                   Zone43T 0399306E/ 4685009N                           hole  4;  30-31m   interval   sampled   which
                   (WGS 84)                                             contains 8.14 g/t Au from BMC work
----------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------
SAMPLE ID          LOCATION                            GOLD VALUE       DESCRIPTION
                   (UTM EASTING/NORTHING)               (G/T AU)
----------------------------------------------------------------------------------------------------------------------

05DBP052           Drill hole 4.  Collar at:              1.74          Replicate  sample of halved  core from  drill
                   Zone43T 0399306E/ 4685009N                           hole  4;  31-32m   interval   sampled   which
                   (WGS 84)                                             contains 1.63 g/t Au from BMC work
----------------------------------------------------------------------------------------------------------------------

05DBP053           Zone43T 0399397E/ 4685103N             17            Composite  rock grab sample at adit  entrance
                   (WGS 84)                                             of  silicified,   propylitic   altered  mafic
                                                                        volcanic  with  moderate to weakly  developed
                                                                        quartz  stockwork.   3-5%  pyrite.  Thrusting
                                                                        is visible here.
----------------------------------------------------------------------------------------------------------------------

05DBP054           Zone43T 0399301E/ 4685025N             171           Composite  rock  grab  sample  at trench 1 to
                   (WGS 84)                                             test  mineralization and replicate results of
                                                                        Soviet   era  sampling  and  724 BC  sampling
                                                                        (sample   1).   Intensely    silicified   and
                                                                        chloritized mafic volcanic.  Abundant visible
                                                                        gold. In old trench.
----------------------------------------------------------------------------------------------------------------------

* Samples were analyzed at Alex Stewart and Environmental Laboratories Ltd. in Kara-Balta. All samples are from the Karabulak Prospect

In September 2004, Dr. Tafuri examined the Karabulak prospect and compared the Soviet era geologic maps and notes to what was observed on the ground and found the agreement to be very good. There were some differences in interpretation of the geology, especially specific to structure, but the trench and adit locations were confirmed. No attempt was made to go underground because of the lack of proper safety equipment. Dr. Tafuri did limited re-sampling of a high-grade interval in trench K1. The exact interval sampled by the Soviet workers and later by Marsa could not be identified because weathering had destroyed the identifying marks. However, samples taken in the same trench at approximately the same interval yielded high gold values. In Trench 1, three one-meter chip samples were taken over approximately the same interval that a 1 meter Soviet era sample yielded 122 g/t gold assay. Samples 1-3 yielded assays ranging from
3.62 g/t gold to 42.9 g/t gold over 1 meter. While not as spectacular as the original Soviet era sample, management believes the new samples confirm that there is significant gold mineralization in the zone that was originally sampled.

No airborne and/or ground geophysical surveying has been conducted within the Bulakashu Property.

OTHER PROSPECTS

During 2004, Dr. Tafuri examined the Severny prospect and found the agreement between the geology and the old data to be very good. The alteration and mineralization was found to be as described and the trenches were in the proper locale from historic results. No identifying marks could be found for either the trench or sample numbers from the historic exploration. Four samples were collected from what appeared to be typically mineralized rocks from zones that were described in the historic reports. The samples assay 3.78 g/t gold, 154.9 g/t silver and 0.78% copper and management believes they confirm that there is significant gold and copper mineralization in the zone that was originally sampled. No exploration has been conducted on the Severny prospect by BMC.

As well, Dr. Tafuri examined the Eastern extension of the Otradny prospect. No historic sample data from this prospect has been discovered. In total, three rock chip samples were collected which were not considered anomalous with respect to gold and/or copper. The following table provides the results of the rock chip samples.

--------------------------------------------------------------------------------
SAMPLE       AU         AG         CU         PB
  NO.        G/T        G/T        PPM        PPM      PROSPECT         SAMPLE
--------------------------------------------------------------------------------

  1         42.9       <1.0        118         19      Karabulak        1m, chip
  2         41.9        1.2         11          7      Karabulak        1m, chip

--------------------------------------------------------------------------------
SAMPLE       AU         AG         CU         PB
  NO.        G/T        G/T        PPM        PPM      PROSPECT         SAMPLE
--------------------------------------------------------------------------------

  3         3.62       <1.0         23         <3.5    Karabulak        1m, chip
  4         4.08       30.1       2007      12200      Severny          1m, chip
  5         0.35        2          772       1891      Severny          1m, chip
  6         3.78      154.9       7831      66330      Severny          grab
  7         0.977      38.8       2349      23020      Severny          4m, chip
  8        <0.05       <1.0         17         55      Otradny          3m, chip
  9        <0.05       <1.0         13         21      Otradny          4m, chip
 10        <0.05       <1.0         18         91      Otradny         15m, chip
--------------------------------------------------------------------------------

* Samples were analyzed at Alex Stewart and Environmental Laboratories Ltd. In Kara-Balta. No GPS coordinates were recorded.

The Otradny prospect is a fault controlled sulfide system of large lateral extent and widths of about 100 meters. The system strikes under the capping andesites on the east so the true length of it is concealed, but appears to be about 1 km long. Samples collected by Dr. Tafuri were collected from a heavily limonite stained outcrop exposed by a trench. The host rocks in the fault zone are brecciated andesite and basalt. The fault zone is not evenly altered and there are blocks of relatively fresh rock within it.

Soviet era reports refer to three mineralized zones. Dr. Tafuri only witnessed one zone, about 100 meters wide, with pinching and swelling areas of alteration/mineralization within it. Also, historic geologic maps show the mineralization to be cut off by a fault which was not evident from the field visit conducted by Dr. Tafuri. No exploration has been conducted at Otradny by Marsa.

No airborne and/or ground geophysical surveying has been conducted within the property.

DRILLING

In 2004, four core holes were drilled at the western portion of the Karabulak Prospect, totaling 557.6 meters, under the direction of Dr. Oleg Kim of BMC, who became a director of the Company effective September 14, 2005. All drilling was completed with NQ sized core. The table below summarizes the analytical results of the drilling. As with the adits one and two completed in the 1960's, the drilling was targeted to intersect the vertical downward extension of the western Karabulak zone, down dip of the surface mineralization but above the workings of adit 2. All four holes were drilled to the northeast at shallow inclinations from the south face of the ridge immediately south of the Karabulak zone on the ridge top. Alteration and anomalous to economic grades mineralization were intersected in all four holes and over significant widths in three of the four holes.

          SUMMARY OF RESULTS - 2004 DRILLING AT THE KARABULAK PROSPECT

-------------------------------------------------------------------------------------------------------
                                                                              INTERVAL
                                               ELEVATION, AZIMUTH,             SAMPLE          GOLD  IN
DRILL     LOCATION               INTERVAL         DIP AND TOTAL               LENGTH IN         G/T OR
HOLE                           FROM M to M        DEPTH OF HOLE                METERS             PPM
-------------------------------------------------------------------------------------------------------

02-04     63296.05 68917.13       57-58        3049.4m, 330, -10, 137.1m          1              1.30
                                  60-66        As above.                          6              1.07
          63223.23              100-101        As above.                          1
          68881.05                                                                               0.57
-------------------------------------------------------------------------------------------------------
03-04     63317.95                 9-13        3074.19m, 330, 5, 140.7            4
          68937.61                                                                               8.09
-------------------------------------------------------------------------------------------------------
04-04     63317.95                29-60        3050.23m, 330, -3, 136.3          31
          68937.61                                                                              *2.28
                                  63-64        As above.                          1              0.75
                                  66-67        As above.                          1              0.76
                                  69-70        As above.                          1              0.79
                                120-121        As above.                          1              0.88
                                133-134        As above.                          1              4.46
-------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------
                                                                              INTERVAL
                                               ELEVATION, AZIMUTH,             SAMPLE          GOLD  IN
DRILL     LOCATION               INTERVAL         DIP AND TOTAL               LENGTH IN         G/T OR
HOLE                           FROM M to M        DEPTH OF HOLE                METERS             PPM
-------------------------------------------------------------------------------------------------------

05-04     63177.31                  4-5        3097.41m, 330, 8, 143.5m           1
          68861.39                                                                               0.84
                                    7-8        As above.                          1              0.52
                                  12-14        As above.                          2              1.28
                                  15-16        As above.                          1              0.56
                                  20-22        As above.                          2              0.70
                                  25-30        As above.                          5            **4.61
                                  32-33        As above.                          1              0.53
                                  72-73        As above.                          1              0.50
                                104-105        As above.                          1              0.75
-------------------------------------------------------------------------------------------------------

Note - all drill core sample intervals are 1 metre in length. Interval averages were selected using a 0.5 gm/t Au cut-off.
*    Interval includes 8.14 g/t Au over 1 metre and 12.7 g/t Au over 1 metre
**   Interval includes 11.45 g/t Au over 1 meter

Correlation of the surface mineralization in the trenches and the mineralization and alteration intersected in the drill holes suggests that the mineralized zone had a shallower dip to the northwest than anticipated. Due to the apparent shallow dip of the mineralized zone, the drill holes may not have intersected or completely penetrated the high-grade zones exposed on surface. Post mineralization tectonism has complicated the structure and made it difficult to discern the true distribution of the mineralization.

SAMPLING METHOD AND APPROACH

The entire core was logged and photographed on site by BMC staff, before it was split. All of the core was mechanically split with a Longyear splitter and bagged on one meter intervals with one half sent for assay and one half saved for future reference.

During 2002 under the direction of Marsa, selected trenches were sampled after first being cleaned out as best as possible. Since the old reference marks were destroyed by weathering, new samples could not directly correlate with the old ones. Continuous chip samples were collected on 1 m intervals within the trenches.

Rock chip and 'composite rock grab' samples collected by APEX were generally collected perpendicular to the strike of the mineralized zones. The intervals that were sampled were selected on the basis of lithology, and existing gold anomalies in trenches from historic work with the maximum sample length being about 1.0 meter. In places, rock grab samples were collected from selected sulphide bearing and/or silicified lithologies.

All of the samples that were collected by Dr. Tafuri weighed approximately 5 kilograms and were placed in cloth bags. Chip samples consisted of collecting continuous freshly broken rock chips over the described length. No attempt was made to take a perfect equi-dimensional sample as would be done in collecting a proper channel sample. The samples were taken to the Alex Stewart Lab in Kara-Balta for analysis.

Sites with one or more gold samples that assay greater than 2.00 g/t gold are termed `gold occurrences'. Sites that produce rock grab samples with a gold content of or greater than 0.50 g/t gold are 'anomalous'. Management believes such anomalous results warrant reconnaissance follow-up prospecting to determine if better gold-bearing zones exist. Rock sample sites that produce samples with a gold content between 0.15 g/t gold and 0.50 g/t gold are 'possibly' anomalous. Management believes such possibly anomalous sites may warrant follow-up prospecting depending on the geological setting, the number of other possibly anomalous or anomalous rock samples in the vicinity, and logistical considerations.

            ASSAY RESULT                DESCRIPTION OF ASSAY RANGE
        ---------------------           --------------------------
        >0.15 - 0.5 g/t gold                possibly anomalous
           >0.5 g/t gold                         anomalous

SAMPLE PREPARATION, ANALYSES AND SECURITY

Rock samples collected by BMC, were analyzed for gold using a 30 gram fire-assay for gold. Samples were prepped by coarse crushing the entire sample and pulverizing up to 1kg of material (using the ring and puck method). Splits were taken for analysis by riffle splitting pulverized rock. The coarse rejects and sample pulps are no longer available. All samples were analyzed at Alex Stewart Assay and Environmental Laboratories Ltd. ("Alex Stewart"), in Kara-Balta, Kyrgyzstan. Alex Stewart is an ISO 9001 certified laboratory.

Rock samples collected by 724 BC, were analyzed for gold using a 30 gram fire-assay for gold and a 0.5 gram ICP (Inductively Coupled Plasma Spectroscopy) analysis for multi-element (31 element) geochemistry. Samples were prepped by coarse crushing the entire sample and pulverizing up to 1kg of material (using the ring and puck method). Splits were taken for analysis by riffle splitting pulverized rock. The coarse rejects and sample pulps are in temporary storage at the lab facility. All samples were analyzed at Alex Stewart Assay and Environmental Laboratories Ltd., in Kara-Balta, Kyrgyzstan.

Bagged samples were stored on site (in the field) until a Marsa Gold employee delivered them to the Alex Stewart lab in Kara-balta. Marsa Gold employees had no further contact with the samples once they were delivered to the lab. Sample preparation and analyses were completed at the Alex Stewart facility by their employees. Samples were prepped by coarse crushing the entire sample and pulverizing up to 1kg of material (using the ring and puck method). Splits were taken for analysis by riffle splitting pulverized rock. The coarse rejects and sample pulps are in temporary storage at the lab facility. The split core is stored on site, at the placer camp, in Bulakashu.

Rock samples collected by APEX, were analyzed for gold using a 30 gram fire-assay for gold and a 0.5 gram ICP (Inductively Coupled Plasma Spectroscopy) analysis for multi-element (31 element) geochemistry. Samples were prepped by coarse crushing the entire sample and pulverizing the entire sample (using the ring and puck method). Splits were taken for analysis by riffle splitting pulverized rock. The coarse rejects and sample pulps are in temporary storage at the lab facility. All samples were analyzed at Alex Stewart Assay and Environmental Laboratories Ltd. in Kara-Balta, Kyrgyzstan.

DATA VERIFICATION AND QUALITY ASSURANCE AND QUALITY CONTROL PROGRAMS

All of the rock samples collected by APEX were approximately 1-2 kg and were bagged and sealed with zap straps or plastic ties. The sample number was placed on a tag inside the bag and the sample ID's were written on both sides of the bags.

The author of the Technical Report was not involved with exploration prior to 2005, and therefore had no control over sample collection or reported results as listed in the history and exploration sections of the Technical Report. The author of the Technical Report has no reason to believe, however, that the results presented in prior reports were not verified by their respective qualified persons.

With respect to samples collected by the author of the Technical Report and/or APEX. The author of the Technical Report did not have control over the samples at all times and therefore cannot personally verify what happened to the samples from the time the they were received at the Alex Stewart Labs. However, the author of the Technical Report has no reason to believe that the security of the samples was compromised.

Alex Stewart Labs performed standard quality assurance/ quality control (QA/QC) procedures with respect to the rock samples that were sent for analysis. Alex Stewart Labs routinely analyzes analytical blank and standard samples. The data for all of these standard analyses were found to be within acceptable limits. Due to the limited nature and budget of the property visit/ exploration program (i.e. prospecting), and the limited number of samples collected, a rigorous quality assurance and quality control (QA/QC) program was not warranted. No blank samples or standard samples were sent to the laboratory for analysis by APEX or 724 BC. As well, no field duplicate samples were submitted for assay.

MINERAL PROCESSING AND METALLURGICAL TESTING

A sample for preliminary metallurgical testing was prepared from sample rejects from the trench samples collected in 2002 by BMC. It is too preliminary to say how representative of the entire deposit these samples may be since the deposit is still open in all directions. The cyanidation tests were conducted by the Central Research Laboratory of the AO "KGRK" and completed in April, 2003. The tests were designed to test the amenability of the Karabulak ore for heap leaching. Testing of sample KBI in columns showed acceptable characteristics for heap leaching with recovery increasing as the fineness of the crushing increased. In a brief summary: the sample crushed to <25 mm had a gold recovery of 32.8 % after 50 days, when crushed to <12 mm the recovery increased to 50.5%, and when crushed to <6 mm the recovery increased to 76.9%.

MINERAL RESOURCE ESTIMATES

There are no NI 43-101 compliant resource estimates made for any of the prospects in the license area which is the subject of the BMC Licence.

FUNDS EXPENDED ON THE BULAKASHU PROPERTY

As September 30, 2005, an aggregate of US$220,000 and $14,500 had been advanced to BMC for completion of the initial work program on the Bulakashu Property and initiation of the Phase 1 work program, pursuant to the terms of the Loan Agreement and the Marsa Option.

FUTURE WORK - RECOMMENDATIONS FROM THE TECHNICAL REPORT

Based on all of the known gold and copper-gold occurrences, favourable structural settings, alteration and geology, management believes the Bulakashu Property has potential to host large scale, orogenic/structurally hosted gold deposits and possibly porphyry style copper-gold deposits. Therefore, management believes an aggressive comprehensive exploration program is warranted. The exploration should include but not be limited to the following recommended phased exploration:

Phase 1. A regional data compilation with the known geology, geophysics,  sample data and all the prior exploration data being digitally compiled and re-interpreted using ArcView(C). This data should include but not be limited to: airborne geophysical survey data and historic interpretations; geochemical soil survey data; and known geology and gold occurrences from surface, drilling or from within adits. The approximate cost to complete the compilation is approximately $25,000.

         In addition, management believes follow-up exploration at Karabulak in order to define drill targets for Phase 2 and evaluation of all other known gold and copper/gold occurrences on the Bulakashu Property is warranted. Due to the outcrop exposure of the mineralized zone at Karabulak, closely spaced, continuous channel sampling conducted with a rock saw and detailed structural mapping would be an economic means of determining the continuity and tenor of the gold mineralization. In addition to tighter spaced, continuous sampling over the trenched portion of the main showing area, sampling should be conducted on the sheared mafic volcanic rocks adjacent to and along strike of the main stockwork zone. Also, based on the results of Mr. Besserer's sampling near the entrance to adit two, selected portions of the adits should be re-sampled and mapped. Given the relief in the immediate vicinity of the Karabulak prospect, extra care should be taken to collect accurate elevation data in order to generate accurate topography and topographic profiles that will assist with the interpretation of structure, mineralization and historic work. The approximate cost to complete this exploration is approximately $75,000.

         Evaluation of the other gold and copper gold showings on the property should include prospecting, rock grab, continuous channel or rock chip sampling to determine the potential size, grade and mineralizing controls at each occurrence is estimated to cost approximately $50,000. This will further determine which gold or copper-gold occurrences will be recommended for Phase 2 follow-up exploration. BMC should conduct a regional geological mapping (at 1:5000 scale), rock sampling and geochemical sampling throughout the property to identify favourable structures, mineralization and alteration. Rock samples should be analyzed to determine multi-element lithogeochemical data as well as gold mineralization. This is expected to cost approximately $50,000. The exploration should commence in 2005 for approximately six weeks and should be completed so the summer field season is not missed. The estimated cost to complete the recommended exploration is about $175,000. Therefore the total recommended Phase 1 exploration is approximately $200,000.

Phase2. Follow-up exploration at priority gold occurrences discovered and/or advanced during 2005. Depending on prior work at a particular showing, the follow-up should include but will not be limited to: drilling (Karabulak); rock grab; continuous channel and chip sampling; geophysical surveying; prospecting; gridding and mapping. The cost to complete the Phase 2 exploration is contingent on the results from Phase 1, and therefore cannot be determined at this time.

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

The recommended Phase 1 program was initiated at the end of August 2005. The regional data compilation is in progress and a high resolution, stereo satellite image has been collected over a large portion of the property. This data will be used to produced detailed accurate topography maps of the main showing areas. To date, geological mapping and approximately 500 prospecting rock grab samples have been collected on the other gold and copper showings outside of Karabulak. Analyses are pending on the samples collected and detailed sampling has yet to be completed at Karabulak. Initial results will not likely be available until mid to late October 2005. Approximately US$50,000 has been spent to date on the Phase 1 work program.

All exploration work on the property is conducted under the supervision of Dr. William Tafuri, the company's Vice President of Exploration and a Qualified Person as defined by NI 43-101. All exploration work on the Bulakashu Property is carried out staff employed by BMC. As per the agreement between Marsa and the Company, BMC's board is comprised of three directors, two of which are independent representatives of the Company, Douglas Turnbull and William Tafuri, the third and managing director is Oleg Kim.

Contingent on the success of the Phase 1 program, the Company intends to seek additional financing to carry out a Phase 2 exploration program that will consist of, but not be limited to: drilling on the Karabulak prospect, and further rock grab; continuous channel and chip sampling; geophysical surveying; prospecting; gridding and mapping on other prospects evaluated during Phase 1. The timing of Phase 2 will be contingent on the results of the Phase 1 program. During the Phase 1 exploration program, the Company's field staff will assess the required logistics to conduct a winter drill program on the Karabulak prospect as a precursor to planning the Phase 2 exploration program.

EMPLOYEES

As of the date of this annual report the Company has one full-time employee and four part-time employees, including its officers. See "Item 6. Directors, Senior Management and Employees - Employees" and "Item 7. Major Shareholders and
Related Party Transactions - Related Party Transactions." In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

As of the date of this annual report, BMC has three full-time employees and twenty temporary part-time employees which assist with exploration activities. See "Item 6. Directors, Senior Management and Employees - Employees."

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, the Company has three subsidiaries:

1. Magellan Holdings (BVI) Corp., a wholly-owned subsidiary of the Company, incorporated under the laws of the British Virgin Islands on May 9, 2005. Magellan Holding (BVI) Corp. indirectly owns Magellan Gold
         (BVI) Inc.

2. Magellan Gold (BVI) Inc., a company incorporated under the laws of the British Virgin Islands on May 9, 2005. Magellan Gold (BVI) Inc. is a wholly-owned subsidiary of Magellan Holdings (BVI) Corp. and holds the Marsa Option.

3. 0724000 B.C. Ltd., a company continued under the laws of British Columbia, which is a wholly-owned subsidiary of the Company. 724 BC was incorporated as Magellan Gold Corp. on February 4, 2004, under the Nevada Business Corporations Act under the name Magellan Gold Corp. 724 BC changed its name to Centrasia Mining Corp. and continued its corporate jurisdiction from the State of Nevada to the Province of British Columbia on May 9, 2005. On September 14, 2005, 724 BC changed its name to its current name in connection with the Centrasia Acquisition.

                              ORGANIZATIONAL CHART

                           --------------------------
                          |  Centrasia Mining Corp.  |
                          |     (British Columbia)   |
                           --------------------------
                                       |
                                       |
               -----------------------------------------------------
               |   100%                                      100%  |
  -----------------------------                -------------------------------
 |     0724000 B.C. Ltd.       |              | Magellan Holdings (BVI) Corp. |
 |    (British Columbia)       |              |    (British Virgin Islands)   |
  -----------------------------                -------------------------------
                                                             100%  |
                                               -------------------------------
                                              |    Magellan Gold (BVI) Inc.   |
                                              |   (British Virgin Islands)    |
                                               -------------------------------

PRINCIPAL OFFICES

The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The corporate office facility is provided on a month-to-month basis by Chase Management Ltd. ("Chase") as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." The Company also has an executive office at 300-1055 West Hasting Street, Vancouver, British Columbia V6E 2E9. The executive office is leased on a month-to-month basis and there is no written agreement relating to the lease. The lease for the executive office is in the name of Lakehead Geological Services Inc. ("Lakehead"), a company controlled by Mr. Turnbull. The total monthly lease payment is $1,450. Pursuant to an unwritten agreement, the Company reimburses Lakehead $725 per month for the office space. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2005, 2004, and 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 10 of the consolidated financial statements of the Company included herein. The noon rate of exchange on October 25, 2005, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.1768 (US$0.8498 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years. Foreign currency fluctuations have not had a material impact on the Company during the last three fiscal years and the Company does not engage in any foreign currency hedging activities.

OVERVIEW

On September 14, 2005, the Company completed the Centrasia Acquisition. See "Item 4. Description of Business." The financial statements and results of the Company discussed herein and included herein (See "Item 8. Financial Information
- Description  of Financial  Statements")  are the  financial  statements of the

Company as of May 31, 2005 and do not include the activities of 724 BC or BMC or reflect the results of the Centrasia Acquisition. As such, the following discussion is not indicative of the Company's future activities. The following financial statements are attached as Exhibits 15.2 to 15.4 hereto.

         1. Financial Statements of Bulakashu Mining Company Ltd., including Balance Sheet, Statement of Operations and Deficit, Statement of Cash Flow and the notes thereto, for the period from June 9, 2004 (date of formation) to May 31, 2005. (Exhibit 15.2)
         2. Financial Statements of 0724000 B.C. Limited, including Balance Sheets, Statements of Loss and Deficit, Statements of Cash Flows and the notes thereto, for the year ended May 31, 2005 and the period from February 4, 2004 (date of incorporation) to May 31, 2004. (Exhibit 15.3)
         3. Proforma Consolidated Financial Statements of Centrasia Mining Corp., including Proforma Consolidated Balance Sheet, Proforma Consolidated Statements of Operations and the notes thereto, as at May 31, 2005. (Exhibit 15.4)

The Company derives interest income on its bank deposits and other short-term deposits, which depend on the Company's ability to raise funds. Of most significance would be further cash received from issuance of shares to fund ongoing activities. The Company may require significant additional financing and there is no assurance that funds will be available on terms acceptable to the Company or at all.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

OIL AND GAS PROPERTIES

With regard to oil and gas properties previously owned by the Company, the Company follows the full cost method of accounting for oil and gas operations. Under this method all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent conversation rate of six thousand cubic feet of natural gas to one barrel of crude oil.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment cost, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

Subsequently all of the Company's oil and gas exploration activities were conducted jointly with others and, accordingly, the Company's consolidated financial statements included in this annual report, include the Company's proportionate interests in such activities.

RESULTS OF OPERATIONS

The following discussion of the Company's results of operations for the fiscal years ended May 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements of the Company included in this annual report and related notes included therein.

Certain of the 2004 and 2003 fiscal year figures have been reclassified to conform with the presentation used in the 2005 fiscal year.

YEAR ENDED MAY 31, 2005 COMPARED TO YEAR ENDED MAY 31, 2004

During the year ended May 31, 2005 ("Fiscal 2005"), the Company reported a loss of $108,742, an increase in loss of $287,900 compared to an income of $179,158 for the year ended May 31, 2004 ("Fiscal 2004"). The increase in loss was attributed primarily to the cessation of the Company's oil and gas operations, in Fiscal 2004, resulting in a gain of $204,770 on the abandonment of the Company's subsidiary, California Exploration Inc. in Fiscal 2004, and the recognition in Fiscal 2005 of $30,180 of non-cash stock-based compensation.

Oil and gas sales for Fiscal 2004 was $98,904. Revenues from oil and gas sales in Fiscal 2004 were generated from the West Ranch Field well. Production costs of $28,741 were incurred and depletion of $13,996 and an impairment charge of $30,191 was recorded for 2004. Effective March 1, 2004, the Company sold its interest in the West Ranch Field well.

General and administration costs increased by $48,789, from $79,849 in Fiscal 2004 to $128,638 in Fiscal 2005. The increase in costs in 2005 was partially attributable to an increase in accounting, administration and management services provided by Chase, a private company owned by Mr. DeMare, and the services of Mr. DeMare as President of the Company. During Fiscal 2005 and until September 14, 2005, Chase was paid a base amount of $5,000 per month, of which $3,000 related to the accounting, administration and management services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 related to Mr. DeMare's services as the President of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In Fiscal 2005, the Company was charged $69,325 by Chase, compared to $38,800 in 2004. General legal costs also increased $30,889, from $5,880 in Fiscal 2004 to $36,769 in Fiscal 2005, due to costs associated with the acquisition of 724 BC.

During Fiscal 2005, the Company sold certain of its marketable securities, for total proceeds of $59,014, recognizing a gain of $35,153. The Company also received $14,250 from the exercise of stock options, $70,000 share subscriptions on the proposed $875,000 private placement of common shares, and a further $47,400 from the repayment of a loan which had been provided to a former President of Baradero.

In April 2005, the Company advanced $25,000 to 724 BC.

YEAR ENDED MAY 31, 2004 COMPARED TO YEAR ENDED MAY 31, 2003

Effective March 1, 2004, the Company sold its 3% working interest in the West Ranch Field, Texas, at its net carrying cost of $89,814.

During May 2004, the Company participated in the drilling of an 1,800 foot offset well in Alberta, at a cost of $30,191. The well was drilled and logged and the logs indicated that the drill hole came in low to the offset producer to the south by eight meters. This resulted in the sands being poorly developed and wet. At the recommendation of the operator, the well was plugged and abandoned.

Oil and gas sales for 2004 was $98,904, compared to $22,064 in 2003. Revenues from oil and gas sales during the year ended May 31, 2003 ("Fiscal 2003") were for five months, from January 2003 to May 2003, and in Fiscal 2004 were generated for a period of seven months, from June 2003 to February 2004. Effective March 1, 2004, the Company sold its West Ranch Field well. Production costs in Fiscal 2003 were $4,870 compared to $28,741 in Fiscal 2004.

During Fiscal 2003 the Company recorded an impairment charge of $574,508, reflecting its share of unsuccessful drilling activities and related the acquisition costs on abandonment of the regional California prospects and the Michigan exploratory well. During Fiscal 2004, the Company recorded a $13,996 depletion charge on the West Ranch Field oil and gas leases and an impairment charge of $30,191 for the Company's share of drilling costs on the High Noon Prospect.

General and administration costs decreased by $19,290, from $99,139 in Fiscal 2003 to $79,849 in Fiscal 2004. The decrease in costs were a result of the Company's reduced operations. The Bakersfield office was closed and corporate activities were reduced during Fiscal 2003. The Company also wrote-off $63,798 in Fiscal 2003 on the remaining capital assets as a result of the closure of the Bakersfield office.

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

During Fiscal 2003 the Company wrote off $162,322 relating to a $150,000 bridge loan and related costs due from Optimal Power Systems Ltd., a private company which the Company had proposed to acquire. See "Item 4. Information on the Company."

LIQUIDITY AND CAPITAL RESOURCES

The Company has limited financial resources, no revenues, and has no assurance that additional funding will be available to it. As of May 31, 2005, the Company had working capital of $20,536. As of the date of this annual report, the Company is not generating any cash flow from its operations to meet ongoing corporate overhead and to repay its outstanding liabilities. The Company will require significant equity financing to fulfill its obligations under the Marsa Option, including funds for the inter-company loans to BMC which will be used to conduct exploration activities on the Bulakashu Property, and to meet ongoing corporate overhead.

Subsequent to May 31, 2005, the Company completed a private placement of units to raise $875,000, of which $70,000 had been received as of May 31, 2005. In addition, the Company has agreed to conduct the Short Form Offering. See "Item
4. Information on the Company - History and Development of the Company." Upon completion of the Short Form Offering, the Company believes it will have sufficient working capital to fund its commitments under the Marsa Option during the 12 months from November 2005 through October 2006. The Company plans to expend approximately US$860,000 on inter-company loans to BMC pursuant to the terms of the Marsa Option during the period from September 14, 2005 to December 31, 2006. The Company does not believe it will need to raise additional capital within the next 12 months; however, the Company may need to raise additional capital during fiscal 2007. At this time, the Company is unable to estimate how much capital it will need to raise or the terms of any such financing. The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds on terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund its proposed activities, the Company may have to delay or abandon its funding commitments under the Marsa Option. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. See "Item 4. Information on the Company" and "Item 5.
Operating and Financial Review and Prospects."

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Except for the Company's commitments under the Marsa Option, there are no material commitments for capital expenditures during fiscal 2006. See "Item 4. Information on the Company - Business Overview - Marsa Option" and "Item 4. Information on the Company - Plan of Operation."

The Company holds its cash and cash equivalents mainly in Canadian funds.

TREND INFORMATION

Prior to the Centrasia Acquisition, the Company essentially had no operations. With the Centrasia Acquisition, the Company's activities will change significantly from those in which it has historically engaged. Therefore, the discussion of the Company's historical activities contained in this annual report may not provide an adequate representation of the Company's future performance and results of its activities.

RESEARCH AND DEVELOPMENT

Except for $25,000 advanced to 724 BC during the fiscal year ended May 31, 2005, the Company did not incur any research and development costs during Fiscal 2005. During fiscal 2004, the Company incurred $30,717 on rework costs on the West Ranch Field Prospect prior to its sale and $30,191 for participation in the drilling of an unsuccessful well in Alberta, Canada. During fiscal 2003 the Company incurred $246,094 for participation in regional California.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of May 31, 2005, the Company did not have any contractual obligations. In connection with the Centrasia Acquisition, the Company has assumed 724 BC's obligations under the Marsa Option. See "Item 4. Information on the Company - Business Overview - Marsa Option." As a result, as of September 30, 2005, the Company had the following contractual obligations:


                                                           Payments Due by Period(2)
                                              ----------------------------------------------------------
                                               October 1,   June 1, 2006   June 1, 2008
                                              2005 to May    to May 31,     to May 31,     On or after
                                  Total        31, 2006         2008           2010       June 1, 2010
--------------------------------------------------------------------------------------------------------

Contractual Obligations(1)     US$2,300,000   US$210,000     US1,340,000     US$750,000         -
--------------------------------------------------------------------------------------------------------

   (1) The payments shown reflect (1) the cash portion of the option payments due under the Marsa Option and (2) the inter-company loans to BMC as set forth in the Marsa Option. See "Item 4 - Information on the Company
         - Business Overview - Marsa Option." The amounts shown do not reflect the issuance of any shares to Marsa by the Company in connection with the Marsa Option. The Company may elect not to make these payments, in which case Marsa may "put" back to the Company the Purchase Shares and the Company may lose all or some of its ownership interest in BMC.

   (2)   Measured from May 31, 2005.

The Company completed a private placement in connection with the Centrasia Acquisition and is in the process of conducting the Short Form Offering to raise proceeds to fund its obligations under the Marsa Option. See "Item 4. Information on the Company - Plan of Operation." The Company believes the funds from the private placement and the Short Form Offering will provide sufficient funding to allow the Company to make the required payments under the Marsa Option through December 31, 2006. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

GOVERNMENTAL POLICIES

Except as set forth in "Item 10. Additional Information" there are no governmental economic, fiscal, monetary or political policies known to the Company that have materially affected, or could materially affect, directly or indirectly, the Company's operations or investments by U.S. shareholders.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

In connection with the Centrasia Acquisition, Andrew Carter and Harvey Lim resigned as directors of the Company, Mr. Henstridge resigned as Corporate Secretary and Mr. DeMare resigned as President and Chief Executive Officer. Additionally, Douglas Turnbull, Gregory Crowe, Lindsay Bottomer, Cary Pinkowski, and Oleg Kim were appointed to the Board of Directors of the Company, Mr. Turnbull was appointed as President and Chief Executive Officer of the Company, William J. Tafuri was appointed as the Vice President of Exploration and Director of Operations, Asia, and James Harris was appointed as Corporate Secretary of the Company.

The following table sets forth the names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report:

                                                   TERM OF OFFICE
NAME                POSITION WITH THE COMPANY      (FOR EACH OFFICE HELD)
--------------------------------------------------------------------------------
Douglas Turnbull    President                      September 14, 2005 to present
                    Chief Executive Officer        September 14, 2005 to present
                    Director                       September 12, 2005 to present

Nick DeMare         Chief Financial Officer        September 24, 2003 to present
                    Director                       October 27, 2002 to present

Gregory Crowe       Director                       September 12, 2005 to present

Lindsay Bottomer    Director                       September 14, 2005 to present

Cary Pinkowski      Director                       September 14, 2005 to present

Oleg Kim            Director                       September 14, 2005 to present

William J. Tafuri   Vice-President of Exploration  September 14, 2005 to present
                    Director of Operations, Asia

James Harris        Corporate Secretary            September 14, 2005 to present

Directors are elected at each annual general meeting of the shareholders of the Company and serve until the next annual general meeting or until their successors are elected or appointed. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

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

DOUGLAS S. TURNBULL (AGE 42), PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR

Mr. Turnbull is a consulting geologist and president of Lakehead Geological Services Inc., a geological consulting company based in Vancouver, Canada. Mr. Turnbull has over 20 years experience in diamond, precious and base metal exploration. Mr. Turnbull holds a Honours Bachelor of Science degree in Geology and is a Qualified Professional Geoscientist recognized by the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Turnbull's previous working and consulting experience includes Monopros Ltd., the Ontario

Geological Survey, Goldfields Mining Corporation, Prime Exploration Ltd., Adrian Resources Ltd., and Madison Enterprises Corp. Mr. Turnbull has been part of exploration teams responsible for the exploration and development of the Eskay Creek Gold Deposit in British Columbia, Canada, the Petaquilla Copper-Gold Porphyry Deposit in Panama and the Mt. Kare Gold Deposit in Papua New Guinea. Currently Mr. Turnbull serves as a director on the board of Buffalo Gold Ltd., Oromin Exploration Ltd. and Grizzly Diamonds Ltd. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Mr. Turnbull devotes approximately 50% of his time (20 hours per week) to the business and affairs of the Company.

NICK DEMARE (AGE 50), CHIEF FINANCIAL OFFICER AND DIRECTOR

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. DeMare devotes approximately 10-15% of his time (approximately 4-6 hours per week) to the affairs of the Company. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare devotes approximately ten percent of his time to the affairs of the Company. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

GREGORY CROWE (AGE 51), DIRECTOR

Mr. Crowe is a registered Professional Geologist in the provinces of Alberta and British Columbia. Mr. Crowe has 20 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia. After leaving Anaconda Canada in 1984, Mr. Crowe co-founded and was President of Azimuth Geological Inc. This private company provided exploration and management services to companies in the junior and major mining sectors, including Rio Algom, Westmin Mines, Lafarge Canada and the Prime Group. In the 1990's, Mr. Crowe re-focused his exploration efforts on Latin America. From 1994 to 1998, Mr. Crowe was instrumental transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two active mines in Chile. Since July 2002, Mr. Crowe has been the President of Entree Gold Inc. Between 1998 and 2003, Mr. Crowe has provided consulting services to a number of mining companies, world-wide. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Mr. Crowe is a director of Yuma Copper Corp. an inactive company listed on the TSX-V. On January 2, 1998, the BCSC issued a cease trade order against Yuma Copper Corp. for failure to file financial statements. The cease trade order is still outstanding.

LINDSAY BOTTOMER (AGE 56), DIRECTOR

Mr. Bottomer is a professional geologist with over 30 years experience in mineral exploration, world-wide. For the past 13 years Mr. Bottomer has been based in Vancouver working with Prime Equities International Corporation, Echo Bay Mines, and as a consultant to a number of junior resource companies. Since July 2001, Mr. Bottomer has been the President of Southern Rio Resources. Mr. Bottomer was President of the BC & Yukon (Canada) Chamber of Mines from 1998 to 2000. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

OLEG KIM (AGE 45), DIRECTOR

Mr. Kim is a Kyrgyz national. Mr. Kim has been the principal of Marsa Gold since 2003 and the General Director of BMC since July 2004. Mr. Kim has graduate and post graduate qualifications in geology from Russia and Uzbekistan and further qualifications in economics from McGill University. From 1985 to 1992 Mr. Kim worked for a number of state geology organizations in the Kyrgyz Republic and subsequently Kyrgyzaltyn, the principal mining state in the Kyrgyz Republic. Mr. Kim was involved from 1993 until 2000 with the development of the Kumtor gold deposit joint venture with Cameco Corporation and in 1998 became exploration manager at Kumtor in charge of the major continuing exploration program for this gold mine. Mr. Kim was also generally responsible for Cameco's CIS (former Soviet Union) exploration programs. Since 1992 Mr. Kim has developed his own business interests in gold exploration and productions. Since June 2004, Mr. Kim has been a General Director of Andash Mining Company in the Kyrgyz Republic. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." As of May 31, 2005, Mr. Kim devoted approximately 30% of his time (approximately 12 hours per week) to the business and affairs of BMC.

CARY PINKOWSKI (AGE 35]), DIRECTOR

Mr. Pinkowski has fifteen years of experience in dealing with North American and European capital markets. Mr. Pinkowski was an investment adviser with Canaccord Capital Corporation from June 1992 to November 2004. During this time Mr. Pinkowski specialized in venture and resource company financings and maintained a large retail and institutional clientele. Since December 2004, Mr. Pinkowski has acted as a business and corporate development advisor to Entree Gold Inc. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

WILLIAM  J.  TAFURI  (AGE  63),  VICE-PRESIDENT   EXPLORATION  AND  DIRECTOR  OF
OPERATIONS, ASIA.

Mr. Tafuri has a Ph.D. in geology and over 30 years of mining and exploration experience in precious and base metals. In addition to Mr. Tafuri's consulting experience, he has worked for number of major international and mining companies including Phelps Dodge Corporation, Santa Fe Pacific Gold Corporation, Kinross Gold Corporation and Getty Mining. Prior to 1995, Mr. Tafuri worked primarily in the western United States, as an exploration geologist early in his career and ultimately as the Western U.S. Exploration Manager of Getty Mining. From 1995 to 1998, Mr. Tafuri served as regional geologist for Santa Fe Pacific Gold
Corporation in Kazakhstan. For the year following, Mr. Tafuri served as senior geologic advisor to Phelps Dodge Corporation in Kazakhstan and Russia assisting with exploration, negotiation and acquisition of new projects. From 1999 to 2001, Mr. Tafuri worked for Kinross Gold Corporation principally involved with the evaluation of projects in Russia, North and South America. Since 2001, Mr. Tafuri has focussed on his consulting business, mainly conducting property evaluations in Kazakhstan. Mr. Tafuri is a member of the Society of Economic
Geologists and the Geological Society of America. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Mr. Tafuri devotes all of his time (approximately 40 hours per week) to the affairs of the Company.

JAMES HARRIS (AGE 53), SECRETARY

Mr. Harris is a corporate, securities, and business lawyer with over 20 years of experience in British Columbia and internationally. Since 1993, Mr. Harris has operated his own independent law practice, which has been associated with the law firm Thomas Rondeau since 2003.

Mr. Harris has extensive experience with the acquisition and disposition of assets; corporate structuring and restructuring; regulatory requirements and corporate filing; and corporate governance. Mr. Harris has been an instructor at the Professional Legal Training course for articling students sponsored by the Law Society of British Columbia on the subject of corporate and securities law. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange. Apart from his legal education, Mr. Harris has also completed a graduate course in business at the London School of Economics. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Mr. Harris' duties as corporate Secretary of the Company do not require substantial time. Mr. Harris does provide services to the Company as counsel and bills for his services. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

COMPENSATION

During the fiscal year ended May 31, 2005, Messrs. DeMare or companies owned by Mr. DeMare (including Chase) received or charged the Company a total of $69,325 for services rendered by Mr. DeMare or companies owned by him. Mr. Carter and Mr. Lim did not receive any cash compensation from the Company in their capacities as officers and/or directors of the Company nor did they directly charge the Company for such services; however, Mr. Lim is employed as the controller of Chase and was paid for his services to Chase. Additionally, Chase charged the Company for services provided by Mr. Lim to the Company. Such charges were included in the $69,325 received by Chase from the Company.

During fiscal 2005, Mr. Turnbull was compensated $60,000 (2004 - $18,000) by 724 BC, of which $45,500 has been recorded by 724 BC as management fees and $14,500 as part of due diligence costs on the option on BMC. During fiscal 2005, 724 BC also issued 2,000,000 common shares in satisfaction of the common share issuance obligation. See "Item 6. Directors, Senior Management and Employees - Compensation - Executive Compensation - Centrasia - Employment Agreements." As at May 31, 2005, $39,055 (2004 - $9,291) remained unpaid.

During the year ended May 31, 2005, 724 BC was billed $58,027 (2004 - $6,608) for professional services provided William Tafuri (an officer of 724 BC) and Robin Merrifield (the former CFO of 724 BC), and $25,818 (2004 - $3,437) for legal services provided by James Harris, an officer of 724 BC. As at May 31, 2005, $49,700 (2004 - $4,173) remained outstanding and was included in accounts payable and accrued liabilities.

During the fiscal year ended May 31, 2005, Oleg Kim (the managing director of BMC and principal of Marsa), received US$3,411 in compensation from BMC.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to the persons where were serving as its directors and officers as of May 31, 2005, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law. Also, set forth in this section is information on the compensation paid to the officers and directors of 724 BC for the fiscal year ended May 31, 2005.

EXECUTIVE COMPENSATION - CENTRASIA

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

         (a) the chief executive officer (the "Company CEO") of the Company or any person that acted in a similar capacity during the most recently completed fiscal year;
         (b) the chief financial officer (the "Company CFO") of the Company or any person that acted in a similar capacity during the most recently completed fiscal year
         (c) each of the Company's three most highly compensated executive officers, other than the Company CEO and the Company CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and
         (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

As at May 31, 2005, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Mr. Nick DeMare, who was the President, Chief Executive Officer and acting Chief Financial Officer.

SUMMARY OF COMPENSATION

The following table is a summary of compensation paid to the Named Executive Officer, during the Company's fiscal years ended May 31, 2005, 2004 and 2003.

----------------------------------------------------------------------------------------------------------------------------
                                       ANNUAL COMPENSATION                    LONG TERM COMPENSATION
                                  ----------------------------    ------------------------------------------
                                                                              AWARDS                 PAYOUTS
                                                                  -------------------------------    -------
                                                         OTHER                       SHARES OR
                          FISCAL                        ANNUAL    SECURITIES UNDER  UNITS SUBJECT                  ALL OTHER
NAMED EXECUTIVE OFFICER    YEAR                          COMPEN-       OPTIONS/       TO RESALE         LTIP         COMPEN-
AND PRINCIPAL POSITION    ENDING    SALARY    BONUS     SATION    SARS GRANTED(2)   RESTRICTIONS      PAYOUTS       SATION
                           (1)        ($)      ($)        ($)          (#)               (#)            ($)           ($)
----------------------------------------------------------------------------------------------------------------------------

Nick DeMare(3)             2005       Nil       Nil     69,325(4)     75,000(5)          N/A            N/A           N/A
Former President, Former   2004       Nil       Nil     38,800(4)     Nil/Nil            N/A            N/A           Nil
CEO, CFO and Director      2003       N/A       N/A        N/A       N/A / N/A           N/A            N/A           N/A
----------------------------------------------------------------------------------------------------------------------------

Desmond O'Kell(3)          2005       N/A       N/A        N/A       N/A / N/A           N/A            N/A           N/A
Former President           2004       N/A       N/A        N/A       N/A / N/A           N/A            N/A           N/A
                           2003       Nil       Nil        Nil      250,000/ Nil         N/A            N/A           Nil
----------------------------------------------------------------------------------------------------------------------------

(1)      Financial years ended May 31, 2005, 2004 and 2003.
(2) Figures represent options granted during a particular year. See "Aggregate Option Exercises During The Most Recently Completed Fiscal Year-End and Fiscal Year-End Option Values" table for the aggregate number of options outstanding at year end. The Company did not grant any SARs during the fiscal years ended May 31, 2005, 2004 and 2003.
(3) On October 7, 2002, Desmond O'Kell was appointed as the President of the Company. On September 24, 2003, Mr. O'Kell resigned as a director and the President of the Company and Mr. DeMare was appointed the President, CEO and acting CFO of the Company.
(4) Paid to Chase Management Ltd., ("Chase") a private corporation owned by Nick DeMare. Chase personnel (excluding Mr. DeMare) provides accounting, secretarial and administrativ e services to the Company.
(5)      Includes 35,000 stock options granted to Chase.

No officers or employees of the Company other than the Named Executive Officers received individual compensation in excess of $40,000 for services in such capacities during the most recently completed fiscal year ended May 31, 2005.

LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS/SARS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

The following stock options were granted to the Named Executive Officer of the Company during the most recently completed fiscal year ended May 31, 2005.

------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value
                                                                                 of Securities
                                            % of Total                            Underlying
                      Securities Under    Options Granted   Exercise or Base      Options on
                       Options Granted    to Employees in         Price          Date of Grant
        Name                 (#)          Fiscal Year(1)     ($/Security)(2)     ($/Security)      Expiration Date
        (A)                  (B)                (C)                (D)                (E)                (F)
------------------------------------------------------------------------------------------------------------------

Nick DeMare               75,000(3)           39.47%              $0.19              $0.25          Nov. 26, 2011
------------------------------------------------------------------------------------------------------------------

(1)      Percentage of total options granted during the fiscal period.
(2) The exercise price of stock options was set by the board of directors of the Company, as provided for under the Company's stock option plan in existence at the time.

(3) These stock options were granted on November 26, 2004. An aggregate of 35,000 of these stock options were granted to Chase, a private corporation owned by Nick DeMare.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR-END FISCAL YEAR-END OPTION VALUES

The following table sets forth details of all stock options exercised by the Named Executive Officer of the Company during the fiscal year ended May 31, 2005 and the fiscal year-end value of unexercised stock options on an aggregated basis.

----------------------------------------------------------------------------------------------------------------
                                                                                            Value of Unexercised
                           Securities         Aggregate         Unexercised Options at      In-the-Money Options
                          Acquired on           Value              Fiscal Year-End           at Fiscal Year-End
         Name               Exercise           Realized                (#) (1)                  (CDN$) (1)(2)
                              (#)               (CDN$)               Exercisable/               Exercisable/
                                                                    Unexercisable               Unexercisable
         (A)                  (B)                 (C)                    (D)                          (E)
----------------------------------------------------------------------------------------------------------------

Nick DeMare               75,000(1)(2)        $6,000(3)                Nil/Nil                    Nil /Nil
----------------------------------------------------------------------------------------------------------------


(1)      The number of shares acquired upon the exercise of stock options.
(2) An aggregate of 35,000 of these stock options were exercised by Chase, a private corporation owned by Nick DeMare.
(3) Calculated using the difference between the exercise price and the closing price of the Company's common shares on the TSX-V on the date of exercise.

PENSION PLANS

The Company does not generally provide retirement benefits for directors or officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Pursuant to an unwritten management agreement between the Company and Chase, a company owned by Mr. Nick DeMare, during the fiscal year ended May 31, 2005, and through September 14, 2005, the Company paid to Chase $5,000 per month, to provide accounting, administrative, professional and management services to the Company. An aggregate of $2,000 of this amount was paid to Mr. DeMare to act as the President and Chief Executive Officer of the Company.

Effective September 14, 2005, the Company entered into a Management Agreement with Chase whereby the Company pays Chase $3,000 per month, to provide financial, accounting, and management services to the Company. In addition, the Company may request that Chase perform extra services in which case Chase will charge the Company for its employees' services at competitive rates. Such extra services include preparation for annual audits, non-routine securities filings and legal assistance, corporate representations, property acquisitions and public relations. The Company has agreed to reimburse Chase, at a cost equal to the actual cost of the disbursements, for all costs and disbursements incurred by Chase for or on behalf of the Company including long distance charges, courier charges, photocopier and telefax charges, mail services and any such other charges normally associated directly and indirectly with the operation of the Company's business.

The Company does not have any compensatory plan(s), contract(s), or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or instalments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

During the financial year ended May 31, 2005, the Company did not pay any amounts to its directors who are not the Named Executive Officer.

NON CASH-COMPENSATION

The following table sets forth stock options granted by the Company during the fiscal period ended May 31, 2005 to directors who were not the Named Executive Officers of the Company:

---------------------------------------------------------------------------------------------------------------
                                                                                 Market Value
                                                                                of Securities
                         Securities       % of Total                          Underlying Options
                       Under Options    Options Granted   Exercise or Base            on           Expiration
   Name                  Granted       to Employees in         Price           Date of Grant           Date
                            (#)         Fiscal Year(1)     ($/Security)(2)       ($/Security)
    (A)                     (B)               (C)               (D)                   (E)              (F)
---------------------------------------------------------------------------------------------------------------

Harvey Lim               40,000(3)          21.05%              $0.19              $0.25(4)        Nov. 26, 2007
---------------------------------------------------------------------------------------------------------------
Andrew Carter            40,000(3)          21.05%              $0.19              $0.25(4)        Nov. 26, 2007
---------------------------------------------------------------------------------------------------------------

(1)      Percentage of total options granted during the fiscal period.
(2) The exercise price of stock options was set by the board of directors of the Company, as provided for under the Company's previous stock option plan.
(3)      Stock options granted on November 26, 2004.
(4)      Market value of options at time of grant was $0.25.

Directors of the Company, who are not the Named Executive Officer of the Company, did not exercise any stock options during the fiscal year ended May 31, 2005.

The following table sets forth the fiscal year-end value of unexercised options of directors of the Company on an aggregated basis, who are not the Named Executive Officer of the Company:

---------------------------------------------------------------------------------------------------------------
                                                                    Unexercised            Value of Unexercised
                                Securities      Aggregate        Options at Fiscal         In-the-Money Options
                               Acquired on        Value              Year-End               at Fiscal Year-End
Name                             Exercise        Realized          Exercisable/                Exercisable/
                                   (#)             ($)             Unexercisable           Unexercisable ($)(1)
---------------------------------------------------------------------------------------------------------------

Harvey Lim                         Nil             $Nil             40,000/Nil                 $3,200/$N/A
---------------------------------------------------------------------------------------------------------------
Andrew Carter                      Nil             $Nil             40,000/Nil                 $3,200/$N/A
---------------------------------------------------------------------------------------------------------------


(1) Value using the closing price of common shares of the Company on the TSX-V on February 25, 2005, the last day before the Company's common shares were halted from trading, of $0.27 per common share, less the exercise price per share.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

During the fiscal year ended May 31, 2001, the Company provided a loan of US$35,000 to Ted Carlsen, a former President and director of the Company, to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company had received a promissory note for the loan. The promissory note was non-interest bearing and was repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. During the 2005 fiscal year the Company received $47,400 in full payment of the remaining balance of the loan.

Otherwise, during the Company's last completed financial year ended May 31, 2005, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EMPLOYMENT AGREEMENTS

The Company has entered into a Management Agreement dated September 14, 2005, with Chase, a company owned by Mr. Nick DeMare, whereby the Company pays to Chase $3,000 per month, to provide financial, accounting, and management services to the Company. In addition, the Company may request that Chase perform extra services in which case Chase will charge the Company for its employees services at competitive rates. Such extra services include preparation for annual audits, non-routine securities filings and legal assistance, corporate representations, property acquisitions and public relations. The Company has agreed to reimburse Chase, at a cost equal to the actual cost of the disbursements, for all costs and disbursements incurred by Chase for or on behalf of the Company including long distance charges, courier charges, photocopier and telefax charges, mail services and any such other charges normally associated directly and indirectly with the operation of the Company's business.

Pursuant to an employment contract (the "Turnbull Agreement") between 724 BC and Douglas Turnbull dated April 1, 2004 as amended, 724 BC employed Mr. Turnbull to act as President and Chief Executive Officer of 724 BC effective as of April 1, 2004. The term of the Turnbull Agreement is for a period of two years expiring on April 1, 2006, subject to earlier termination in accordance with the agreement. The Turnbull Agreement will be automatically renewed for successive one year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. The Turnbull Agreement was assigned to the Company in connection with the Centrasia Acquisition.

Pursuant to the Turnbull Agreement, Mr. Turnbull has agreed to spend approximately fifty percent of his working hours, or up to 10 working days per month, working for the Company. In consideration for the services provided by Mr. Turnbull to the Company, the Company has agreed to pay to Mr. Turnbull during the period of April 1, 2004 to March 31, 2005 (the "Initial Term"), a base salary of $5,000 per month, of which $4,000 was to be paid in cash and the balance of $1,000 to be paid in common shares, in an amount equal to 2,000,000 common shares (of 724 BC) over the Initial Term of the Turnbull Agreement. 724 BC issued to Mr. Turnbull all of the 2,000,000 common shares of 724 BC due to Mr. Turnbull under the Turnbull Agreement. After April 1, 2005, the cash portion of Mr. Turnbull's base salary was increased to $5,000 per month, and no further common shares of 724 BC are issuable thereunder. The Company has agreed to pay to Mr. Turnbull $500 for each full day in excess of 10 days worked by Mr. Turnbull during any calendar month during the term of the Turnbull Agreement, in addition to the base salary payable to Mr. Turnbull.

Pursuant to the Turnbull Agreement, in the event that the agreement is terminated by the Company without cause, the Company has agreed to provide Mr. Turnbull with one week's notice, or at its election, it may pay to Mr. Turnbull an amount, inclusive of all termination and severance amounts payable under the agreement, equal to one week of base salary or such greater amount as the Company may be required to give to Mr. Turnbull under the Employment Standards Act (British Columbia). The Employment Standards Act (British Columbia) provides for severance payments or notice or a combination of both equal to two weeks after 12 months employment and after three years employment, one week for each completed year of employment to a maximum of eight weeks.

Except for the Turnbull Agreement, there are no service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment of any director of the Company.

EXECUTIVE COMPENSATION - 724 BC

Set out below are particulars of compensation paid to the following persons (the "724 Named Executive Officers"):

         (a) the chief executive officer (the "724 BC CEO") of 724 BC or any person that acted in a similar capacity during the most recently completed fiscal year;
         (b) the chief financial officer (the "724 BC CFO") of 724 BC or any person that acted in a similar capacity during the most recently completed fiscal year
         (c) each of 724 BC's three most highly compensated executive officers, other than the 724 BC CEO and the 724 BC CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

         (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of 724 BC at the end of the most recently completed financial year.

For the year ended May 31, 2005, 724 BC had two 724 Named Executive Officers, Douglas Turnbull the President and Chief Executive Officer and Robin Merrifield, the former CFO.

SUMMARY OF COMPENSATION

The following table is a summary of compensation paid to the 724 Named Executive Officers, during 724 BC's most recently completed fiscal period from February 4, 2004 to May 31, 2004 and for the fiscal year ended May 31, 2005.


--------------------------------------------------------------------------------------------------------------------------------
                                                  ANNUAL COMPENSATION                LONG TERM COMPENSATION
                                              ---------------------------     ------------------------------------
                                                                                       AWARDS              PAYOUTS
                                                                              --------------------------   -------
                                                                              SECURITIES     SHARES OR
                                                                  OTHER          UNDER         UNITS
724 NAMED EXECUTIVE                                               ANNUAL       OPTIONS/      SUBJECT TO      LTIP     ALL OTHER
    OFFICER NAME                                                  COMPEN-        SARS         RESALE         PAY-      COMPEN-
AND PRINCIPAL POSITION    PERIOD ENDED         SALARY    BONUS    SATION        GRANTED     RESTRICTIONS     OUTS      SATION
--------------------------------------------------------------------------------------------------------------------------------

Douglas Turnbull         May 31, 2004(1)       18,000     Nil       Nil           Nil           Nil          Nil        Nil
President and
Chief(1) Executive       May 31, 2005          60,000     Nil       Nil           Nil           Nil          Nil        Nil
Officer
--------------------------------------------------------------------------------------------------------------------------------
Robin Merrifield         May 31, 2004(1)         N/A      Nil       Nil           Nil           Nil          Nil        Nil
Former Chief
Financial Officer(2)     May 31, 2005          14,560     Nil       Nil           Nil           Nil          Nil        Nil
--------------------------------------------------------------------------------------------------------------------------------


(1) For the four month period from the date of incorporation of 724 BC on February 4, 2004 to May 31, 2004.
(2) Mr. Merrifield was appointed as Chief Financial Officer of 724 BC on July 19, 2004 and resigned from this position on February 28, 2005. 724 BC does not currently have a Chief Financial Officer.

No officers or employees of 724 BC, including the 724 Named Executive Officers received individual compensation in excess of $150,000 for services in such capacities during the fiscal year ended May 31, 2005.

LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of 724 BC or an affiliate, or the price of 724 BC's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. 724 BC has not granted any LTIP's during the fiscal year ended May 31, 2005.

OPTIONS/SARS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of 724 BC's shares. No SAR's were granted to or exercised by the 724 Named Executive Officers or directors of 724 BC during the fiscal year ended May 31, 2005.

PENSION PLANS

724 BC does not generally provide retirement benefits for directors or officers.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

724 BC has no plans or arrangements in respect of remuneration received or that may be received by the 724 Named Executive Officers, or other officers or directors of 724 BC, in 724 BC's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Pursuant to the Turnbull Agreement 724 BC employed Mr. Turnbull to act as President and Chief Executive Officer of 724 BC effective as of April 1, 2004. The term of the Turnbull Agreement was for a period of two years expiring on April 1, 2006, subject to earlier termination in accordance with the agreement. The Turnbull Agreement will be automatically renewed for successive one year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. In connection with the Centrasia Acquisition, the Turnbull Agreement was assigned to the Company effective September 14, 2005.

Pursuant to the Turnbull Agreement, Mr. Turnbull agreed to spend approximately fifty percent of his working hours, or up to 10 working days per month, working for 724 BC. In consideration for the services provided by Mr. Turnbull to 724 BC, 724 BC agreed to pay to Mr. Turnbull during the Initial Term, a base salary of $5,000 per month, of which $4,000 was to be paid in cash and the balance of $1,000 to be paid in common shares, in an amount equal to 2,000,000 common shares of 724 BC over the Initial Term of the Turnbull Agreement. 724 BC issued to Mr. Turnbull all of the 2,000,000 common shares of 724 BC due to Mr. Turnbull under the Turnbull Agreement. After April 1, 2005, the cash portion of Mr. Turnbull's base salary was increased to $5,000 per month, and no further common shares of 724 BC are issuable thereunder. 724 BC agreed to pay to Mr. Turnbull $500 for each full day in excess of 10 days worked by Mr. Turnbull during any calendar month during the term of the Turnbull Agreement, in addition to the base salary payable to Mr. Turnbull.

See "Item 6. Directors, Senior Management and Employees - Compensation - Executive Compensation - Centrasia - Employment Agreements."

724 BC does not have any contracts with the directors of 724 BC (or any entities controlled by the directors of 724 BC) providing for benefits upon termination of employment.

DIRECTOR COMPENSATION

No cash compensation was paid to any director of 724 BC for services provided as directors of 724 BC during the fiscal year ended May 31, 2005.

724 BC does not have any standard arrangement pursuant to which the directors are compensated by 724 BC for their services in their capacity as directors.

BOARD PRACTICES

AUDIT COMMITTEE

THE AUDIT COMMITTEE CHARTER

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

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgement as a member of the Committee. At least one member of the Committee shall have the accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected and be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

(a)      Review and update the Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors).

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

Provide the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgements about the quality and appropriateness of the Company's accounting principals as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(e) Review any significant disagreement among management and external auditors in connection with the preparation of the financial statements.
(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(g) Review any complains or concerns about any questionable accounting, internal accounting controls or auditing matters.
(h)      Review certification process.
(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionably accounting or auditing matters.

OTHER

Review any related-party transactions.

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee(1):

-------------------------------------------------------------------------------
                                                    Independent(1)
-------------------------------------------------------------------------------

Nick DeMare                                                N
Gregory Crowe                                              Y
Lindsay Bottomer                                           Y
-------------------------------------------------------------------------------
(1) As defined by Multilateral Instrument 52-110 ("MI 52-110"). The Company is relying on the exemption provided under Section 6.1 of MI 52-110 with respect to the composition of the Committee.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

REMUNERATION COMMITTEE

The Company does not have a separate Remuneration Committee.

EMPLOYEES

During the years ended May 31, 2005, 2004 and 2003, the Company had no full-time and employees in the area of management and administration. Including the Company's officers, the Company had one, two and two part-time employees in the area of management and administration during the years ended May 31, 2005, 2004 and 2003, respectively. Corporate accounting, management and administration were provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). Prior to September 14, 2005, Mr. DeMare provided his services as the President, CEO and CFO of the Company and subsequent to the Centrasia Acquisition, continues to serve as CFO. The Company also retains consultants to handle specific projects on a case by case basis. As a result of the Centrasia Acquisition, the Company has one full-time and four part-time employees in the areas of exploration (one employee) and management and administration (four employees). In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future.

During the year ended May 31, 2005 724 BC had five part-time and no full-time employees, including its officers. 724 BC had three part-time employees during the fiscal period ended May 31, 2004.

During the year ended May 31, 2005, BMC had 2 full-time employees and eight part-time employees. As of the date of this annual report, BMC has three full-time employees and twenty temporary part-time employees who assist with exploration activities. See "Item 6. Directors, Senior Management and Employees
- Employees."

See "Item 4. Information on the Company - Employees."

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of September 30, 2005.

--------------------------------------------------------------------------------
                                                  SHARES AND
                                                     RIGHTS
                                                 BENEFICIALLY
                                                    OWNED OR         PERCENT OF
TITLE OF CLASS        NAME OF OWNER              CONTROLLED(1)        CLASS (1)
--------------        ---------------------      -------------       ----------

Common Stock          Douglas Turnbull            1,925,100(2)          14.91%
Common Stock          Nick DeMare                   650,631(3)           4.99%
Common Stock          Gregory Crowe                 350,000(4)           2.74%
Common Stock          Lindsay Bottomer              350,000(5)           2.74%
Common Stock          Cary Pinkowski              2,600,000(6)          19.10%
Common Stock          Oleg Kim                      475,000(7)           3.69%
Common Stock          William J. Tafuri             675,000(8)           5.24%
Common Stock          James Harris                  350,000(9)           2.74%
                                                 -------------       ----------
Common Stock          Officers and Directors,     7,375,731(10)          48.10%
                      as a group (8 persons)     =============       ==========
--------------------------------------------------------------------------------

NOTES:

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from September 30, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 12,609,961 shares of common stock outstanding as of September 30, 2005.

(2)      Includes the  following  shares and options  beneficially  owned by Mr.
         Turnbull:
               a.   1,625,100 shares held by Mr. Turnbull; and
               b.   Options held
         by Mr. Turnbull to acquire 300,000 shares of common stock.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(3) Includes the following shares, options and warrants beneficially owned by Mr. DeMare:
               a.   14,000 shares held directly by Mr. DeMare;
               b. 61,631 shares held by DNG Capital Corp. ("DNG"), a company owned by Mr. DeMare;
               c. 150,000 shares held by Marbella Capital Corp. ("Marbella") a company owned 30% by Mr. DeMare;
               d.   Options  held  directly  by Mr.  DeMare to  acquire  250,000 shares;
               e. Options held by Chase, a company owned by Mr. DeMare, to acquire 25,000 shares;
               f. Warrants held by Marbella to acquire 150,000 shares at a price of $0.40 per share, exercisable until September 14, 2007.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(4)      Includes the  following  shares and options  beneficially  owned by Mr.
         Crowe:
               a.   200,000 shares held by Mr. Crowe; and
               b.   Options held by Mr. Crowe to acquire 150,000 shares.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(5)      Includes the  following  shares and options  beneficially  owned by Mr.
         Bottomer:
               a.   200,000 shares held by Mr. Bottomer; and
               b.   Options held by Mr. Bottomer to acquire 150,000 shares.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(6) Includes the following shares, options and warrants beneficially owned by Mr. Pinkowski:
               a.   1,600,000 shares held by Mr. Pinkowski;
               b.   Options held by Mr. Pinkowski to acquire 400,000 shares; and
               c. Warrants held by Mr. Pinkowski to acquire 600,000 shares at a price of $0.40 per share, exercisable until September 14, 2007.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(7)      Includes the  following  shares and options  beneficially  owned by Mr.
         Kim:
               a. 200,000 shares held by Marsa, a company controlled by Mr. Kim; and
               b.   Options held by Mr. Kim to acquire 275,000 shares.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(8) Includes the following shares, options and warrants beneficially owned by Mr. Tafuri:
               a.   400,000 shares held by Mr. Tafuri; and
               b.   Options held by Mr. Tafuri to acquire 275,000 shares.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(9)      Includes the  following  shares and options  beneficially  owned by Mr.
         Harris:
               a.   200,000 shares held by Mr. Harris; and
               b.   Options held by Mr. Harris to acquire 150,000 shares.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(10)     See footnotes 2 through 9 above.

All of the Company's shareholders have the same voting rights.

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

Pursuant to the terms of the Marsa Option, the Company must issue a total of 1,025,000 common shares (200,000 common shares issued) of the Company to acquire all of the outstanding ownership interests of BMC. See "Item 4. Information on the Company - Business Overview - Marsa Option." Mr. Oleg Kim, a director of the Company controls Marsa.

Additionally, as of September 30, 2005, the Company had granted a number of stock options and issued a number of warrants pursuant to which up to 2,335,000 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants.

STOCK OPTION PLAN

The following information is intended to be a brief description of the Company's Stock Option Plan (the "Plan") adopted by the Company's shareholders on September 12, 2005.

The Plan provides for equity participation in the Company by the directors, officers and employees of the Company and their affiliates, employees of persons providing management services of the Company, and consultants to the Company and its affiliates, through the acquisition of common shares pursuant to the grant of options to purchase common shares. The Plan is be administered by the board of directors, in certain circumstances, a committee of the board of directors. Options may be granted to purchase common shares of the Company on such terms that the administrator of the Plan may determine within the limitations of the Stock Option Plan and subject to the rules of applicable regulatory authorities. The maximum of aggregate number of common shares to be reserved and authorized to be issued pursuant to options granted under the Plan is 2,500,000 common shares.

The exercise price for options grated under the Plan may not be less than the closing price of the common shares on the TSX-V on the trading day prior to the date of grant (less up to the maximum discount permitted by applicable TSX-V policies). Options granted under the Plan are subject to a minimum 18 month vesting schedule whereby each option will vest equally on a quarterly basis, or such other more restrictive vesting schedule as the administrator of the Plan may determine. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. Under TSX-V rules all stock options granted under the Plan and any common shares of the Company issued thereunder will be subject to a minimum four month hold period from the date of grant of the option.

Insiders of the Company will not be permitted to hold options entitling them to acquire greater than 10% of the Company's outstanding common shares. The Plan is effective until ten years from its commencement, unless the Plan is extended or earlier terminated by the administrator of the Plan in accordance with the terms thereof.

As of September 30, 2005, an aggregate of 2,335,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

----------------------------------------------------------------------------------------------------
                          NATURE                      NO. OF        EXERCISE
OPTIONEE                  OF OPTION                   OPTIONS      PRICE/SHARE      EXPIRY DATE
                                                                       $
----------------------------------------------------------------------------------------------------

Douglas Turnbull         President and Director       300,000         0.20        September 14, 2010
Nick DeMare              Director and Chief           275,000         0.20        September 14, 2010
                         Financial Officer
Oleg Kim                 Director                     275,000         0.20        September 14, 2010
Cary Pinkowski           Director                     400,000         0.20        September 14, 2010
Gregory Crowe            Director                     150,000         0.20        September 14, 2010
Lindsay Bottomer         Director                     150,000         0.20        September 14, 2010
William Tafuri           Vice-President               275,000         0.20        September 14, 2010
                         Exploration
James Harris             Secretary                    150,000         0.20        September 14, 2010
Harvey Lim               Consultant                    75,000         0.20        September 14, 2010
Robin Merrifield         Consultant                    50,000         0.20        September 14, 2010
Victoria Badiukova       Consultant                    50,000         0.20        September 14, 2010
Dmitriy Genrihovich
     Vedeshkin-Ryabov    Consultant                    50,000         0.20        September 14, 2010
Larry Aligizakis         Consultant                    50,000         0.20        September 14, 2010
Chase Management Ltd.    Consultant                    25,000         0.20        September 14, 2010
Eugene Antonov           Consultant                    25,000         0.20        September 14, 2010
Alexander Antonov        Consultant                    25,000         0.20        September 14, 2010
Julie Clain              Consultant                    10,000         0.20        September 14, 2010
                                                    ---------
TOTAL:                                              2,335,000
                                                    =========
----------------------------------------------------------------------------------------------------

As of September 30, 2005, the directors and officers of the Company, as a group (8 persons), held options to purchase 1,975,000 shares of the Company's common stock.

WARRANTS

As of September 30, 2005, there were non-transferable common share purchase warrants exercisable for the purchase of 6,275,000 common shares, exercisable at $0.40 per share, expiring September 14, 2007.

As of September 30, 2005, the directors and officers of the Company, as a group (8 persons), held warrants to purchase 750,000 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person(s), severally or jointly. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of September 30, 2005.

                                                     SHARES AND
                                                       RIGHTS
                                                    BENEFICIALLY
                                                      OWNED OR        PERCENT OF
TITLE OF CLASS     NAME AND ADDRESS OF OWNER        CONTROLLED(1)      CLASS (1)
--------------     -------------------------        -------------     ----------

Common Stock       Douglas Turnbull                  1,925,100(2)       14.91%
Common Stock       Cary Pinkowski                    2,600,000(3)       19.10%
Common Stock       William J. Tafuri                   675,000(4)        5.24%


(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from September 30, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 12,609,961 shares of common stock outstanding as of September 30, 2005.

(2)      Includes the  following  shares and options  beneficially  owned by Mr.
         Turnbull:
               a.   1,625,100 shares held by Mr. Turnbull; and
               b. Options held by Mr. Turnbull to acquire 300,000 shares of common stock.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(3) Includes the following shares, options and warrants beneficially owned by Mr. Pinkowski:
               a.   1,600,000 shares held by Mr. Pinkowski;
               b.   Options held by Mr. Pinkowski to acquire 400,000 shares; and
               c. Warrants held by Mr. Pinkowski to acquire 600,000 shares at a price of $0.40 per share, exercisable until September 14, 2007.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(4) Includes the following shares, options and warrants beneficially owned by Mr. Tafuri:
               a.   400,000 shares held by Mr. Tafuri; and
               b.   Options held by Mr. Tafuri to acquire 275,000 shares.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

ESCROWED SHARES

CALEX ESCROWED SHARES

As of September 30, 2005, a total of 290,439 common shares of the Company were held in escrow as follows:

         NAME OF BENEFICIAL HOLDER          NO. OF COMMON SHARES HELD IN ESCROW
         ------------------------------     -----------------------------------

         Ted Carlsen                                        81,250
         Ted Carlsen and Monica Carlsen                      3,750
         Desmond O'Kell                                    205,439
                                                           -------
         TOTAL                                             290,439
                                                           =======

         (1) held by Greystoke Investments Inc., a private company owned by Mr. O'Kell.

The Company and the above-names beneficial owners of common shares entered into a Surplus Securities Escrow Agreement dated September 26, 2001 with Computershare Investor Services Inc. (the "CalEx Escrow Agreement") pursuant to which 290,439 common shares (the "CalEx Escrow Shares") are currently held in escrow. Pursuant to the terms of the CalEx Escrow Agreement the CalEx Escrow Shares are subject to release from escrow at six month intervals over a period ending on September 27, 2007. The CalEx Escrowed Shares are being released from escrow on an automatic six-year time release, at six-month intervals, in equal tranches of 5% for the first four tranches ending September 27, 2003, and in equal tranches of 10% for the remaining eight tranches ending on September 27, 2007.

The CalEx Escrow Agreement provides that the CalEx Escrow Shares held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX-V. In the event of the bankruptcy of an escrow shareholder, provided the TSX-V does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the CalEx Escrow Agreement. In the event of the death of an escrow shareholder, provided the TSX-V does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

SURPLUS ESCROWED SHARES

Upon completion of the Centrasia Acquisition, a total of 3,700,100 shares of the Company's common stock held by shareholders of 724 BC described below were escrowed in accordance with the policies of the TSX-V (the "Surplus Escrowed Securities") in connection with the Centrasia Acquisition and are subject to the terms of a Surplus Security Escrow Agreement entered into between the Issuer, each of the individuals named below and Computershare Investor Services Inc.

The Surplus Escrowed Securities will be released from escrow on an automatic six year time release, at six month intervals, in equal tranches of 5% for the first four tranches ending on the 24th month from September 14, 2005 and in equal tranches of 10% for the remaining eight tranches ending on the 72nd month from September 14, 2005. As of September 30, 2005, the following Value Escrowed Securities were held in escrow:


         NAME OF BENEFICIAL HOLDER              NO. OF SHARES HELD IN ESCROW
         -------------------------              ----------------------------

         Douglas Turnbull                                1,600,100
         Cary Pinkowski                                  1,000,000
         Gregory Crowe                                     175,000
         Lindsay Bottomer                                  175,000
         James Harris                                      175,000
         William J. Tafuri                                 400,000
         Robin Merrifield                                  175,000
                                                         ---------
         TOTAL                                           3,700,100
                                                         =========

The escrow agreement provides that the Surplus Escrowed Securities held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX-V. In the event of the bankruptcy of an escrow shareholder, provided the TSX-V does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the escrow agreement. In the event of the death of an escrow shareholder, provided the TSX-V does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

VALUE ESCROWED SHARES

Upon completion of the Centrasia Acquisition, a total of 300,000 shares of the Company's common stock held by shareholders described below were escrowed in accordance with the policies of the TSX-V (the "Value Escrowed Securities") in connection with the Centrasia Acquisition and are subject to the terms of a Value Security Escrow Agreement entered into between the Issuer, each of the individuals named below and Computershare Investor Services Inc.

The Value Escrowed Securities will be released from escrow on an automatic three year time release, at six month intervals, with a first tranche released on September 14, 2005 of 30,000 shares and in equal tranches of 15% for six tranches ending on the 36th month from September 14, 2005. As of September 30, 2005, the following Value Escrowed Securities were held in escrow:

         NAME OF BENEFICIAL HOLDER              NO. OF SHARES HELD IN ESCROW
         -------------------------              ----------------------------
         Marsa Gold Corp.                                  180,000
         Douglas Turnbull                                   22,500
         Gregory Crowe                                      22,500
         Lindsay Bottomer                                   22,500
         James Harris                                       22,500
                                                           -------
         TOTAL                                             270,000
                                                           =======

The escrow agreement provides that the Value Escrowed Securities held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX-V. In the event of the bankruptcy of an escrow shareholder, provided the TSX-V does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the escrow agreement. In the event of the death of an escrow shareholder, provided the TSX-V does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

CHANGES IN SHAREHOLDINGS

The following tables lists the shareholders, each of whom beneficially owned five percent or more of the Company's outstanding common shares as of September 30, 2005, who acquired their shares as a result of the Centrasia Acquisition. See "Item 4. Information on the Company - Business Overview - Centrasia Acquisition." None of the following shareholders held shares of the Company's common stock prior to the Centrasia Acquisition.

         NAME OF SHAREHOLDER
         -------------------

         Douglas Turnbull
         Cary Pinkowski
         William Tafuri

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

UNITED STATES SHAREHOLDERS

As of September 30, 2005, there were approximately five registered holders of the Company's common shares in the United States, with combined holdings of 522,000 shares, representing 4.14% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from June 1, 2003 through September 30, 2005, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

1. The Company has entered into a Management Agreement dated September 14, 2005, with Chase, a company owned by Mr. Nick DeMare, the Chief Financial Officer of the Company, whereby the Company pays to Chase $3,000 per month, to provide financial, accounting, and management services to the Company. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management" and "Item 6. Directors, Senior Management and Employees - Compensation - Executive Compensation
         - Centrasia - Employment Agreements." In addition, the Company may request that Chase perform extra services in which case Chase will charge the Company for its employees services at competitive rates. Such extra services include preparation for annual audits, non-routine securities filings and legal assistance, corporate representations, property acquisitions and public relations. The Company has agreed to reimburse Chase, at a cost equal to the actual cost of the disbursements, for all costs and disbursements incurred by Chase for or on behalf of the Company including long distance charges, courier charges, photocopier and telefax charges, mail services and any such other charges normally associated directly and indirectly with the operation of the Company's business.

         Pursuant to an unwritten agreement with Chase, during the fiscal year ended May 31, 2005, and through September 14, 2005, the Company paid to Chase a base amount of $5,000 per month, to provide accounting, administrative, professional and management services to the Company. An aggregate of $2,000 of this amount was paid to Mr. DeMare to act as the President and Chief Executive Officer of the Company.

         Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2005, and the period from June 1, 2005 to September 30, 2005, the Company was billed by Chase $69,325 and $30,725, respectively. During the year ended May 31, 2004 the Company paid Chase $38,800.

2. During the fiscal year ended May 31, 2001, the Company provided a loan of US$35,000 to Ted Carlsen, a former President and director of the Company, to acquire 87,500 common shares of the Company. The Company had received a promissory note for the loan. The promissory note was non-interest bearing and was repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. During the 2005 fiscal year the Company received $47,400 in full payment of the remaining balance of the loan.

3. James Harris, is associated with the law firm of Thomas Rondeau, a firm which provides legal services to the Company and provides legal services to 724 BC. Mr. Harris is the corporate secretary and a shareholder of the Company.

         James Harris is also the corporate secretary of 724 BC and, until September 14, 2005, was a shareholder of 724 BC and had loaned 724 BC an aggregate of $5,000 as part of the Centrasia Loans.

         During the fiscal years ended May 31, 2005 and 2004, Thomas Rondeau was paid $25,818 and $3,437, respectively, by 724 BC. In addition, during the period from June 1, 2005 to September 30, 2005, Thomas Rondeau billed $22,500 to 724 BC.

4. During the fiscal years ended May 31, 2005 and 2004, 724 BC was billed $43,467 and $6,608, respectively, by Mr. William Tafuri, an officer of 724 BC, for review of potential mineral projects. Effective September 14, 2005, Mr. Tafuri became an officer of the Company. During the period from June 1, 2005 to September 30, 2005, 724 BC paid Mr. Tafuri $9,763 for review of mineral projects.

5. Pursuant to an employment agreement with its President, Mr. Douglas Turnbull, 724 BC recorded management fees totaling $60,000 during the fiscal year ended May 31, 2005, of which $14,500 was capitalized as part of due diligence costs relating to the acquisition of BMC and $45,500 was been expensed as management fees. Effective September 12, 2005, Douglas Turnbull became a director of the Company and effective September 14, 2005, Mr. Turnbull was appointed as the President and CEO of the Company. Mr. Turnbull is also a principal shareholder of the Company.

         During the fiscal year ended May 31, 2004, 724 BC was billed $18,000 by Mr. Turnbull. During the period from June 1, 2005 to September 30, 2005, 724 BC paid Mr. Turnbull $20,000. During the period from June 1, 2005 to September 30, 2005, Mr. Turnbull was paid an aggregate of $20,000 by the Company and 724 BC pursuant to the terms of the Turnbull Agreement.

         See "Item 6. Directors,  Senior Management and Employees - Compensation
         - Executive Compensation - Centrasia - Employment Agreements."

6. The Company and/or 724 BC have entered into or been assigned various agreements relating to the Company's acquisition of an interest in BMC. See "Item 4. Information on the Company - Business Overview - Marsa Option." These agreements include the Marsa Option, the Loan Agreement and the BMC Loan.

         In order to exercise the Marsa Option in full, the Company (as a result of the acquisition of 724 BC) must make cash payments totaling US$120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to BMC (including the BMC Loan) or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of $200,000 and US$2,200,000, as follows:



                                            CASH
                                          PAYMENTS              SHARE                    COMMITMENTS(3)
                     DATE                  US$(1)            ISSUANCES(2)       ------------------------------
                                                                                       US$                 $

         Signing of Loan Agreement                -                    -             110,000(paid)           -
         January 2, 2005                     40,000(paid)              -                   -                 -
         September 1, 2005                   40,000(paid)              -                   -                 -
         September 14, 2005                       -              200,000(issued)           -                 -
         December 31, 2005                        -                    -                   -            200,000(4)
         January 2, 2006                     40,000              200,000                   -                 -
         December 31, 2006                        -                    -             690,000                 -
         January 2, 2007                          -              250,000                   -                 -
         December 31, 2007                        -                    -             650,000                 -
         January 2, 2008                          -              375,000                   -                 -
         December 31, 2008                        -                    -             750,000                 -
                                       ------------         ------------        ------------      ------------
         TOTALS                             120,000            1,025,000           2,200,000           200,000
                                       ============         ============        ============      ============

         (1)      Amounts  paid to Marsa  pursuant  to the  terms  of the  Marsa
                  Option.
         (2)      Shares  issued  to Marsa  pursuant  to the  terms of the Marsa
                  Option.
         (3) Amounts loaned to BMC pursuant to the terms of the Marsa Option, Loan Agreement and BMC Loan.
         (4) As of October 22, 2005, US$110,000 (approximately $93,500) and $14,500 of the $200,000 had been advanced.

         Further, the Company has also agreed to initiate a pre-feasibility study as a possible precursor to production, at such time as BMC has defined an indicated reserve (as defined by JORC or CIM reserve standards) on the Bulakashu Property of not less than 300,000 ounces of gold.

         The Marsa Option provides for staged conversions of the Company's loans and advances to BMC into ownership interests of BMC at the end of each calendar year, beginning December 31, 2005. As such, as of May 31, 2005 and September 30, 2005 none of the loans or advances had been repaid.

         In the event the Company fails to meet any of its commitments or commits a material breach of the Marsa Option, Marsa has the right to require the Company to return any shares of BMC received and forgive the Commitments.

         As at May 31, 2005, 724 BC had advanced US$110,000 and $10,000 to BMC and paid US$40,000 to Marsa. Under the terms of the Marsa Option, the amounts advanced to BMC are to be spent on exploration and development of the Bulakashu Gold Property. As at May 31, 2005, 724 BC had also incurred deferred acquisition costs of $110,142 for due diligence, professional, travel and legal costs associated with the acquisition of BMC. Subsequent to May 31, 2005, the Company and/or 724 BC have advanced a further US$110,000 and $4,500 to BMC and paid an additional US$40,000 to Marsa. As at May 30, 2005 and September 30, 2005, US$110,000 remained outstanding under the terms of the Loan Agreement and the BMC Loan.

         On September 14, 2005, the Company assumed the share obligations of 724 BC under the Marsa Option and issued 200,000 common shares of 724 BC to Marsa.

         Marsa is a private company controlled by Mr. Oleg Kim who is the managing director and a participant of Marsa and, effective September 14, 2005 was elected as a director of the Company. See "Item 4. Information on the Company - Business Overview - Marsa Option" and "Item 6. Directors, Senior Management and Employees - Directors and Senior Management." Oleg Kim is also the managing director of BMC. In connection with the Centrasia Acquisition and pursuant to the terms of the Marsa Option, Douglas Turnbull (an officer, director and principal shareholder of the Company) and William Tafuri (an officer of the Company) were appointed as managers of BMC. See "Item 4. Information on the Company - Business Overview - Marsa Option."

7. Douglas Turnbull, Lindsay Bottomer, James Harris and Gregory Crowe are all directors and/or officers of 724 BC and advanced to 724 BC an aggregate of $20,000 as part of the Centrasia Loans. The following table sets forth the amount advanced by each of Messrs. Turnbull, Bottomer, Harris and Crowe.

                                               AMOUNT OF LOAN
                                               --------------

                  Douglas Turnbull                    $5,000
                  Lindsay Bottomer                    $5,000
                  James Harris                        $5,000
                  Gregory Crowe                       $5,000
                                                ------------
                  Total                              $20,000
                                                ============

         Messrs. Turnbull, Bottomer, Harris and Crowe are also officer, directors and/or principal shareholders of the Company. The Centrasia Loans had an interest rate of 10% per annum. Pursuant to Debt Settlement Agreements between the Company, 724 BC and Messrs. Turnbull, Bottomer, Harris and Crowe, all of which are dated March 30, 2005, the Centrasia Loans were acquired by the Company on September 14, 2005, in exchange for an aggregate of 100,000 common shares of the Company in connection with the Centrasia Acquisition. See "Item 10. Additional Information - Material Contracts." The interest was paid to the respective individuals in cash by the Company on September 14, 2005.

         During the fiscal years ended May 31, 2005 and 2004, 724 BC did not make any principal or interest payment on the Centrasia Loans.

         During the period from June 1, 2005 to September 30, 2005, the Company issued the following shares and made the following cash payments for interest on the Centrasia Loans in connection with the Centrasia Acquisition.

                                   ------------------------------------
                                        Period from June 1, 2005
                                          to September 30, 2005
                                   ------------------------------------
                                                         Cash payment
                                                        of outstanding
                                   Common Shares            interest
                                   -------------        ---------------

         Douglas Turnbull              25,000                 $538
         Lindsay Bottomer              25,000                 $538
         James Harris                  25,000                 $474
         Gregory Crowe                 25,000                 $451


8.       See  also  "Item  6.  Directors,  Senior  Management  and  Employees  -
         Compensation".

9.       See  also  "Item  7.   Significant   Shareholders   and  Related  Party
         Transactions - Escrowed Shares."

10. See also "Item 4. Information on the Company - Business Overview - Centrasia Acquisition." At the time of entering into the Formal Agreement, the transaction was conducted on an arms'-length basis; however, on the effective date of the acquisition, September 14, 2005, Messrs. Turnbull and Crowe had been appointed as members of the board of directors of the Company.

11. The Company leases an executive office at 300-1055 West Hasting Street, Vancouver, British Columbia V6E 2E9. The executive office is leased on a month-to-month basis and there is no written agreement relating to the lease. The lease for the executive office is in the name of Lakehead, a company controlled by Mr. Turnbull. The total monthly lease payment is $1,450. Pursuant to an unwritten agreement, the Company reimburses Lakehead $725 per month for the office space. During the fiscal year ended May 31, 2005, 724 BC reimbursed Lakehead $1,450 for rent expenses. During the period from June 1, 2005 through September 30, 2005, the Company (and/or 724 BC) reimbursed Lakehead an aggregate of $2,900 for rent expenses. See "Item 4. Information on the Company - Principal Offices."

12. During the fiscal year ended May 31, 2005, Oleg Kim (the managing director of BMC and principal of Marsa), received US$3,411 in compensation from BMC. During the period from June 1, 2005 through September 30, 2005, Mr. Kim received US$215 in compensation from BMC. "Item 6. Directors, Senior Management and Employees - Compensation".

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

Except as described below, no director, officer or promoter or other member of management of the Company, or any associate or affiliate of any such person, is or has been indebted to the Company.

During the fiscal year ended May 31, 2001, the Company provided a loan of US$35,000 to Ted Carlsen, a former President and director of the Company, to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company had received a promissory note for the loan. The promissory note was non-interest bearing and was repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. During the 2005 fiscal year the Company received $47,400 in full payment of the remaining balance of the loan.

Otherwise, during the Company's last completed financial year ended May 31, 2005, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

During the last completed fiscal year, no director or senior officer of 724 BC or any of their associates was indebted to 724 BC or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by 724 BC or any of its subsidiaries.

CONFLICTS OF INTEREST

The table below shows that certain directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company will not be devoting all their time to the affairs of the Company, but will be devoting such time as required to effectively manage the Company. Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for property or assets or business prospects on their own behalf or on behalf of others. Such associations may give rise to conflicts of interest from time to time.

Certain of the directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the British Columbia BUSINESS CORPORATIONS ACT, as amended (the "BCBCA"), and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. Except for Mr. Turnbull, no members of management have entered into non-competition agreements with Baradero.

The following table identifies the name of each director of the Company and any company, other than the Company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:


NAME OF
DIRECTOR/OFFICER         NAME OF REPORTING ISSUER          CAPACITY                     TERM
----------------         ------------------------          --------                     ---------------------------

Douglas Turnbull         Oromin Explorations Ltd.          Director                     November 1999 to present
                         Buffalo Gold Ltd.                 Director and President       June 2001 to present
                         Grizzly Diamonds Ltd.             Director                     January 2004 to present

Nick DeMare              Aguila American Resources         Director                     January 2003 to present
                         Ltd.
                         Andean American Mining            Secretary                    December 1995 to present
                         Corp.                             Director                     August 2002 to present
                         Gold Point Energy Corp.           Director                     August 2003 to present
                         Golden Peaks Resources Ltd.       Director                     January 1992 to present





NAME OF
DIRECTOR/OFFICER         NAME OF REPORTING ISSUER          CAPACITY                     TERM
----------------         ------------------------          --------                     ---------------------------

                         Goldmarca Limited                 Director                     September 2000 to present
                         Halo Resources Ltd.               Director                     January 1996 to present
                                                           Chairman of the Board        January 2005 to present
                         Rochester Resources Ltd.          Director                     October 1989 to present
                                                           President and Chief
                                                           Executive Officer            July 2003 to present
                         Kookaburra Resources Ltd.         Director                     June 1988 to present
                         Lara Exploration Ltd.             Director                     March 2004 to present
                         Lariat Energy Ltd.                Director                     April 2003 to present
                         Mawson Resources Limited          Director                     March 2004 to present
                         Mirasol Resources Limited         Director                     August 2005 to present
                         North American Oil and Gas        Director                     August 2001 to present
                         Tinka Resources Limited           Director                     October 2002 to present
                         Tumi Resources Limited            Director                     January 2001 to present

Gregory Crowe            Yuma Copper Corp.                 Director                     October 1994 to present
                                                                                        (inactive)
                         Acrex Ventures Ltd.               Director                     June 2001 to present
                         Entree Gold Inc.                  President and Chief          July 2002 to present
                                                           Executive Officer
                         Altima Resources Ltd.             Director                     November 2003 to present

Lindsay Bottomer         Southern Rio Resources Ltd.       President and Chief          July 2001 to present
                                                           Executive Officer, Director
                         Entree Gold Inc.                  Director                     June 2002 to present
                         Strategem Capital Corp.           Director                     June 2003 to present
                         Altima Resources Ltd.             Director                     November 2003 to present
                         Amera Resources Corp.             Director                     February 2004 to present
                         Ceduna Capital Corp.              Director                     February 2005 to present

James Harris             BDI Mining Corp.                  Secretary                    October 2001 to present
                         Cytiva Software Inc.              Secretary                    May 2003 to present
                         Entree Gold Inc.                  Director                     January 2003 to present
                         International Croesus             Secretary                    March 2004 to present
                         Ventures Corp.
                         Consolidated New Sage             Secretary                    September 2003 to present
                         Resources Ltd.



There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor's investment decision except as described in this section.

Except for the Turnbull Agreement, the Company does not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company's business. See "Item 6. Directors, Senior Management and Employees - Compensation
- Executive Compensation - Centrasia - Employment Agreements."

ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION OF FINANCIAL STATEMENTS                                    PAGE

Audited Consolidated Financial Statements
for the Years Ended May 31, 2005, 2004 and 2003                      F-1 to F-19


SIGNIFICANT CHANGES

Subsequent to May 31, 2005, the Company has completed the Centrasia Acquisition and various private placement financings. The completion of the Centrasia Acquisition results in the shareholders of 724 BC holding the majority of the combined company's issued and outstanding common shares. Accordingly, the Centrasia Acquisition is treated as a reverse takeover and the financial statements will be treated for accounting purposes as a continuation of the legal subsidiary, 724 BC, not the Company, the legal parent. See "Item 4. Information on the Company."

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal or arbitration proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation or arbitration. The Company is not aware of any governmental proceedings pending or known to be contemplated against the Company.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSX-V classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSX-V's premier tier and is reserved for the TSX-V's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSX-V are Tier 2 companies. The Company trades on the TSX-V under the symbol "CTM" and is classified as a Tier 2 company.

There have been no trading suspensions imposed by the TSX-V or any other regulatory authorities in the past three years. However, in connection with the Centrasia Acquisition, the Company's shares were halted for trading on February 26, 2005. The Company's common shares resumed trading on August 22, 2005. In addition, trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of the proposed acquisition of OPS. The shares resumed trading on January 13, 2003.

The following tables list the volume of trading and high and low sales prices on the TSX-V for shares of the Company's common stock for the periods indicated, as adjusted for the Company's one new for four old reverse stock split effective June 3, 2004:

                  TSX VENTURE EXCHANGE - STOCK TRADING ACTIVITY


                                                            SALES PRICE
                                                       ---------------------
YEAR ENDED                       VOLUME                HIGH             LOW

May 31, 2005 (1)                181,441                $0.35           $0.21
May 31, 2004                  1,057,971                $0.13           $0.03
May 31, 2003 (2)                 11,966                $0.16           $0.02
May 31, 2002 (2)(3)             114,384                $0.70           $0.17
May 31, 2001 (3)(4)             601,634                $0.63           $0.20


(1) Trading in the Company's shares was halted on February 26, 2005 to allow for the announcement of the proposed acquisition of 724 BC. The shares resumed trading on August 22, 2005.
(2) Trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of the proposed acquisition of OPS. The shares resumed trading on January 13, 2003.
(3) Trading in the Company's shares was halted on May 3, 2001 to allow for the announcement of the acquisition of CalEx. The shares resumed trading on July 12, 2001.
(4) Trading in the Company's shares commenced on December 21, 2000, upon completion of its initial public offering.

                                                            SALES PRICE
                                                       ---------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

August 31, 2005(1)               73,750                $0.59           $0.50
May 31, 2005(1)                       -                    -               -
February 28, 2005(1)             86,150                $0.33           $0.23
November 30, 2004                31,750                $0.29           $0.21
August 31, 2004                  63,541                $0.35           $0.08
May 31, 2004                    631,600                $0.12           $0.08
February 29, 2004               410,500                $0.13           $0.05
November 30, 2003                13,621                $0.09           $0.04
August 31, 2003                   2,250                $0.04           $0.03


(1) Trading in the Company's shares was halted on February 26, 2005 to allow for the announcement of the proposed acquisition of 724 BC. The shares resumed trading on August 22, 2005.


                                                            SALES PRICE
                                                       ---------------------
MONTH ENDED                      VOLUME                HIGH             LOW

September 30, 2005              212,250                $0.80           $0.61
August 31, 2005(1)               73,750                $0.59           $0.50
July 31, 2005(1)                      -                    -               -
June 30, 2005(1)                      -                    -               -
May 31, 2005(1)                       -                    -               -
April 30, 2005(1)                     -                    -               -


(1) Trading in the Company's shares was halted on February 26, 2005 to allow for the announcement of the proposed acquisition of 724 BC. The shares resumed trading on August 22, 2005.

On January 22, 2002, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board system (the "OTCBB") operated by the National Association of Securities Dealers. The Company currently trades on the OTCBB under the symbol "CTMHF". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated, as adjusted for the Company's one new for four old reverse stock split effective June 3, 2004:

                   OTC BULLETIN BOARD - STOCK TRADING ACTIVITY

                                                           BID PRICE (US$)
                                                       ---------------------
YEAR ENDED                       VOLUME                HIGH             LOW

May 31, 2005                      6,000                $0.205          $0.06
May 31, 2004                     28,000                $0.10           $0.05
May 31, 2003                      3,263                $0.60           $0.04
May 31, 2002 (1)                632,700                $1.72           $0.04


(1) The Company's common stock commenced trading on the OTC-BB on January 22, 2002.

                                                           BID PRICE (US$)
                                                       ---------------------
QUARTER ENDED                    VOLUME                HIGH             LOW

August 31, 2005                   5,500                $0.20           $0.06
May 31, 2005                          -                $0.205          $0.17
February 29, 2005                     -                $0.17           $0.15
November 30, 2004                     -                $0.176          $0.15
August 31, 2004                   6,000                $0.20           $0.06
May 31, 2004                     23,000                $0.10           $0.06
February 29, 2004                 5,000                $0.10           $0.05
November 30, 2003                     -                    -               -
August 31, 2003                       -                    -               -

                                                           BID PRICE (US$)
                                                       ---------------------
MONTH ENDED                      VOLUME                HIGH             LOW

September 30, 2005                    -                $0.30           $0.15
August 31, 2005                       -                $0.15           $0.06
July 31, 2005                     4,500                $0.15           $0.15
June 30, 2005                     1,000                $0.20           $0.15
May 31, 2005                          -                $0.20           $0.20
April 30, 2005                        -                $0.205          $0.20


These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTCBB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company's shares on the OTCBB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.


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

On November 23, 2004, the Company was continued to British Columbia, Canada by the registration of a Continuation Application with the BC Registrar of Companies. The Company's registration number is C0709249. There are no restrictions in the Company's Articles on the business which can be carried on by the Company.

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

Of the Company's unlimited share capital, a total of 12,609,961 common shares were issued and outstanding as of September 30, 2005.

All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company, the entitlement to dividends and the right to share in the Company's profits. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares. The Company's board of directors does not stand for re-election at staggered intervals.

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

 An extraordinary general meeting of shareholders may be called at any time for the transaction of any business the general nature of which is specified in the notice calling the meeting.

 The BCBCA contemplates three ways for a general meeting of shareholders to be called: (a) by the directors; (b) by requisition by the shareholders; or (c) by court order.

         (a) By the Directors. The Company must give shareholders not less than 21 days notice of any general meeting of the shareholders and not more than two months before the date of the meeting. The directors may fix in advance a date, which is no fewer than 35 days or no more than 60 days prior to the date of the meeting, whereby all the holders of common shares as at that date are entitled to attend and vote at a general meeting.

         (b) Requisition by Shareholders. The requisition must be made by shareholders holding not les than 1/20 of the issued shares carrying the right to vote at a general meeting at the time the Company receives the requisition. If a general meeting is properly requisitioned, the directors must call a general meeting to transact the business specified in the requisition, to be held within four months after the date of the requisition is received by the Company. The notice of the meeting must be sent at least 21 days and not more than four months before the date of the meeting.

         (c) By Court Order. The court may on its own motion, or on the application of the Company, a director or a shareholder entitled to vote at the meeting, order that a meeting of shareholders be called, held and conducted in the manner the court considers appropriate, any may give instructions to that effect. The court may make this order of it is impracticable for the Company to call or conduct the meeting in the required manner, if the Company fails to do so, or for any other reason that the court considers appropriate.


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

DIFFERENCES FROM REQUIREMENTS IN THE UNITED STATES

Except for the Company's quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings and the approval of amendments to the Company's articles, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest. Generally, most states in the United States require amendments to a company's articles of incorporation and certain significant transactions, such as mergers and the sale or transfer of all or substantially all of a company's assets, to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares. Some states, or some older corporations, may require approval of amendments and certain significant transactions by 2/3 of the votes cast by the holders of the issued and outstanding shares. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments and/or certain significant corporate transactions.

MATERIAL CONTRACTS

The following is a listing of contracts material to the business of the Company, which were not entered into in the ordinary course of business, during the two years preceding the date of this annual report:

(1) Purchase and Sale Agreement, dated December 18, 2003, between CalEx and PNP Petroleum Inc. relating to the acquisition of an interest in the West Ranch Field, Texas. See "Item 4.
         Information on the Company - Business Overview."

(2) Purchase and Sale Agreement, dated March 1, 2004, between CalEx and Westport Petroleum Inc. relating to the sale of an interest in the West Ranch Field, Texas. See "Item 4. Information on the Company - Business Overview."

(3) Letter Agreement, dated March 17, 2005, among the Company, the shareholders of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), and 0724000 B.C. Ltd, regarding the Centrasia Acquisition, which was replaced by the Share Purchase Agreement listed below. See "Item 4. Information on the Company - Business Overview - Centrasia Acquisition."

(4) Marsa Option, amended as of July 8, 2005, between 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), BMC, Magellan Gold (BVI) Inc. and Marsa Gold Corp. See "Item 4. Information on the Company - Business Overview - Marsa Option."

(5) Sponsorship Agreement, dated July 20, 2005, between Canaccord Capital Corporation and the Company. See "Item 4. Information on the Company - Business Overview - Centrasia Acquisition."

(6) Share Purchase Agreement, dated July 25, 2005 among the Company, the shareholders of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), and 0724000 B.C. Ltd. See "Item 4. Information on the Company - Business Overview - Centrasia Acquisition."

(7) Loan Agreement among Marsa, Aitas, BMC and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) dated September 24, 2004, as amended, on January 18, 2005 by the Amending Agreement described below. See "Item 4. Information on the Company - Business Overview - Marsa Option."

(8) Pledge Agreement among 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), BMC and Marsa dated July 8, 2005. See "Item 4. Information on the Company - Business
         Overview - Marsa Option."

(9) Guarantee Agreement dated July 8, 2005 executed by Marsa in favor of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.). See "Item 4. Information on the
         Company - Business Overview - Marsa Option."

(10) Demand Promissory Note from BMC to 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) dated September 24, 2004. See "Item 4. Information on the Company -
         Business Overview - Marsa Option."

(11) Assignment Agreement dated September 14, 2005, between 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) and Magellan Gold (BVI) Inc. assigning 724 BC's interest in the Marsa Option, the Loan Agreement, the Promissory Note, Guarantee Agreement and the Pledge Agreement to the Company. See "Item 4. Information on the Company - Business Overview -
         Marsa Option."

(12) Amending Agreement dated January 18, 2005 among Marsa Gold Corp., Aitas Mining Company, Bulakashu Mining Company LLC, and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), amending the terms of the Loan Agreement and the Demand Promissory Note. See "Item
         4. Information on the Company - Business Overview - Marsa Option."

(13) Employment Agreement dated April 1, 2004, between Douglas Turnbull and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.). See "Item 6. Directors, Senior Management and Employees - Compensation - Executive Compensation - Centrasia - Employment Agreements."

(14) Assignment Agreement dated September 14, 2005 between the Company and 0724000 B.C. Ltd., assigning the Turnbull Agreement to the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Executive Compensation - Centrasia - Employment Agreements."

(15) Surplus Security Escrow Agreement among the Issuer, Computershare Investor Services Inc., Douglas Turnbull, Cary Pinkowski, Gregory Crowe, Lindsay Bottomer, James Harris, William J. Tafuri, and Robin Merrifield dated September 12, 2005. See "Item 7. Major Shareholders and Related Party Transactions - Escrowed Shares - Surplus Escrowed Shares."

(16) Value Security Escrow Agreement among the Issuer, Computershare Investor Services Inc., Douglas Turnbull, Gregory Crowe, Lindsay Bottomer, James Harris, and Marsa Gold Corp. dated September 12, 2005. See "Item 7. Major Shareholders and Related Party Transactions - Escrowed Shares -
         Value Escrowed Shares."

(17) Debt Settlement Agreements between the Company, 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) and each of the following persons, dated as set forth below. See "Item 4. Information on the Company - Business Overview - Centrasia Acquisition" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

                                              DATE OF DEBT              AMOUNT
                                              SETTLEMENT                OF DEBT
         NAME                                 AGREEMENT                 (CDN$)
         -------------------------            --------------         -----------
         Gregory Crowe                        March 30, 2005           $5,000.00
         James Harris                         March 30, 2005           $5,000.00
         Eric Feilden                         March 30, 2005          $75,000.00
         Lindsay Bottomer                     March 30, 2005           $5,000.00
         Douglas Turnbull                     March 30, 2005           $5,000.00
         Shapur Salem                         March 30, 2005          $55,992.50
         Shapur Salem                         March 30, 2005          $47,768.00
         Elias Alzin                          April 21, 2005           $7,500.00
         Rudi Pinkowski                        June 30, 2005           $8,317.50
         Abdolrahim
            Motalebpoor-Laylabadi             March 30, 2005         $127,922.00
         143 Investments Ltd.                 March 30, 2005          $50,000.00
         Saeedeh Motalebpoor                  May 31, 2005             $7,500.00

(18) Promissory Note in the amount of $25,000 dated April 26, 2005 evidencing the Baradero Loan. The promissory note is non-interest bearing unless the note is not paid before the March 14, 2007, in which case the note will bear interest from such date at the rate of 10% per annum.
         See "Item 4. Information on the Company - Centrasia Acquisition."

(19) Management Agreement between Chase Management Ltd. and Centrasia Mining Corp. dated September 14, 2005. See "Item 6. Directors, Senior Management and Employees - Compensation - Executive
         Compensation - Centrasia - Employment Agreements."

(20) Agency Agreement between Centrasia Mining Corp. and Canaccord Capital Corporation dated September 26, 2005. See "Item 4. Information on the Company - History and Development of the
         Company."

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation".

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment in a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

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

The following investments by non-Canadians are subject to notification under the
Act:

(a)      an investment to establish a new Canadian business; and
(b) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

An investment is reviewable under the Act if there is an acquisition by a non-Canadian of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a) for non-WTO Investors, the threshold is $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition. The $5,000,000 threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;
(b) except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors. The threshold for 2005 is $250,000,000. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and
(c) the limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

         (i) engages in the production of uranium and owns an interest in a producing uranium property in Canada;
         (ii)     provides   any   financial   services;   (iii)   provides  any
                  transportation service; or (iv) is a cultural business.

Notwithstanding the above limits, any investment which is usually only notifiable, including the establishment of a new Canadian business engaged in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the investor within 21 days following the receipt of a certified complete notification.

WTO Investor as defined in the Act means:

(a) an individual, other than a Canadian, who is a national of a WTO Member or who has the right of permanent residence in relation to that WTO Member;
(b) a government of a WTO Member, whether federal, state or local, or an agency thereof; (c) an entity that is not a Canadian-controlled entity, and that is a WTO investor-controlled entity, as determined in accordance with the Act;
(d)      a corporation or limited partnership:

         (i) that is not a Canadian-controlled entity, as determined pursuant to the Act;
         (ii)     that is not a WTO investor within the meaning of the Act;
         (iii) of which less than a majority of its voting interests are owned by WTO investors;
         (iv) that is not controlled in fact through the ownership of its voting interests; and
         (v) of which two thirds of the members of its board of directors, or of which two thirds of its general partners, as the case may be, are any combination of Canadians and WTO investors;
(e)      a trust:

         (i) that is not a Canadian-controlled entity, as determined pursuant to the Act;

         (ii)     that is not a WTO investor within the meaning of the Act;
         (iii) that is not controlled in fact through the ownership of its voting interests, and
         (iv) of which two thirds of its trustees are any combination of Canadians and WTO investors, or

(f) any other form of business organization specified by the regulations that is controlled by a WTO investor.

WTO Member as defined in the Act means a member of the World Trade Organization.

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

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada Revenue Agency and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. In the event of the Company declaring and paying dividends it would withhold any applicable taxes.

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

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless:

         (a) the value of such shares is derived principally from real property situated in Canada; or
         (b)      the non-resident holder is an individual who:
                  (i) was a resident of Canada for 120 months during any period of 20 consecutive years preceding the disposition of the shares; and
                  (ii) was a resident of Canada at any time during the 10 years immediately preceding the disposition of the property and the shares (or shares for which such shares were substituted in a disposition the gain on which was not recognized for purposes of taxation in Canada) were owned by the individual at the time he ceased to be a resident of Canada.

In such cases, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

PERSONS NOT COVERED

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including, but not limited to, (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (iv) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (v) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (vi) persons that own an interest in an entity that owns common shares of the Company (vii) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (viii) persons who are partners or owners of partnerships or other pass-through entities or (ix) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

DISTRIBUTION ON COMMON SHARES OF THE COMPANY

U.S. Holders receiving distributions (including constructive indirect distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

To the extent that the Company is a Passive Foreign Investment Company, as defined below, in the current or prior year as discussed below, the Company will not be a "qualified foreign corporation" as defined in Section 1(h)(11)(C) of the Code. Accordingly, distributions from the Company received by U.S. Holders, who are subject to tax under Section 1 of the Code and for which the Company is a PFIC, would not be eligible to be taxed at the preferred long-term capital gains tax rate.

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

DISPOSITION OF COMMON SHARES OF THE COMPANY

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which generally will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the common shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

CONTROLLED FOREIGN CORPORATION

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would have many complex implications, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and
(ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the date of sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

PASSIVE FOREIGN INVESTMENT COMPANY

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

While the Company has not determined whether it is a PFIC, if the Company were to be a PFIC, a U.S. Holder who holds stock in the Company would be subject to U.S. federal income taxation under one of three alternative tax regimes. The following is a discussion of such three alternative tax regimes.

QEF ELECTION

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of the Company's common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would generally be treated as "personal interest" that is not deductible.

SECTION 1291 RULES

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under
Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of the Company's common shares and
(ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of the Company's common shares and all excess distributions on the Company's common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must generally treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

MARK-TO-MARKET ELECTION

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder may be allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company's common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisor regarding the manner of making such an election.

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


ITEM 15.  CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Turnbull, the Company's President and Chief Executive Officer, and Mr. DeMare, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2005. Based upon that evaluation, Messrs. Turnbull and DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended May 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended May 31, 2005 and 2004, the Company's principal accountant billed the Company $11,606 and $9,989, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES

For the fiscal years ended May 31, 2005 and 2004, the Company's principal accountant billed $nil and billed $nil respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended May 31, 2005 and 2004, the Company's principal accountant billed $nil and billed $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended May 31, 2005 and 2004, the Company's principal accountant billed $1,766 and billed $nil, respectively, for products and services other than those set forth above, which included discussions and consultations on the accounting and audit implications of the proposed Centrasia Acquisition.

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

To the best of the Company's knowledge, no more than fifty percent of the hours expended on the auditors' engagement to audit the Company's financial statements for the fiscal year ended May 31, 2005 were attributed to work performed by persons other than the auditor's full-time, permanent employees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
--------------------------------------------------------------------------------

During the fiscal year ended May 31, 2005, there were no purchases made by or on behalf of the Company or an "affiliated purchaser" (as defined in Rule 10b-18(a)(3) adopted under the Securities Exchange Act of 1934), including any officer or director of the Company, of shares or other units of the Company's common shares


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See attached pages F-1 through F-19.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

      EXHIBIT
       NUMBER     DESCRIPTION

         1.1      Certificate of Continuation and Notice of Articles (5)

         1.2      Articles (5)

         1.3      Notice of Alteration - Form 11

         2.1 Option Agreement, amended as of July 8, 2005, between Bulakashu Mining Company Ltd, Marsa Gold Corp. 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), Baradero Resources Limited and Magellan Gold (BVI) Inc. (Incorporated by Reference to Exhibit 4.13)

         2.2 Loan Agreement dated September 24, 2004, among 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) Marsa Gold Corp., Aitas Mining Company, and Bulakashu Mining Company, as amended, January 18, 2005 (Incorporated by Reference to Exhibit 4.17).

         2.3 Demand Promissory Note dated September 24, 2004 (Incorporated by Reference to Exhibit 4.23)

         2.4 Amending Agreement dated January 18, 2005 among Marsa Gold Corp., Aitas Mining Company, Bulakashu Mining Company LLC and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) (Incorporated by Reference to Exhibit 4.22)

         2.5 Promissory Note from 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) in the amount of $25,000 dated April 26, 2005. (Incorporated by Reference to Exhibit 4.21)

         4.2      Escrow  Agreement  dated June 28,  2000 among the  Company and
                  each  of  Donald  W.  Busby  1999  Irrevocable   Trust,  Chase
                  Management Ltd., Nick DeMare and William Lee. (1)

         4.3      Stock Option Plan 2004 (2)

         4.8 Escrow Agreement dated September 26, 2001 among the Company, Computershare Trust Company of Canada and each of Greystoke Investments Inc., Ted Carlsen and Monica Carlsen (3)

         4.10 Purchase and Sale Agreement dated December 18, 2003 between CalEx and PNP Petroleum Inc. (4)

         4.11 Purchase and Sale Agreement effective March 1, 2004 between CalEx and Westport Petroleum, Inc. (5)

         4.12     Letter  Agreement,   dated  March  17,  2005,  among  Baradero
                  Resources Limited, the shareholders of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), and 0724000 B.C. Ltd.

         4.13 Option Agreement, amended as of July 8, 2005, between Bulakashu Mining Company Ltd, Marsa Gold Corp. 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), Baradero Resources Limited and Magellan Gold (BVI) Inc.

         4.14 Sponsorship Agreement, dated July 20, 2005, between Canaccord Capital Corporation and Baradero Resources Limited.

         4.15 Form of Share Purchase Agreement, dated July 25, 2005 among Baradero Resources Limited, the shareholders of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), and 0724000 B.C. Ltd.

         4.16 Debt Settlement Agreements between the Company, 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) and each of certain debtholders of 0724000 B.C. Ltd. dated various dates between March 30, 2005 and June 30, 2005.

         4.17 Loan Agreement dated September 24, 2004, among 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), Marsa Gold Corp., Aitas Mining Company, and Bulakashu Mining Company, as amended, January 18, 2005.

         4.18 Guarantee Agreement dated July 8, 2005 executed by Marsa Gold Corp. in favor of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.)

         4.19 Pledge Agreement dated July 8, 2005 among 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), Bulakashu Mining Company Ltd., and Marsa Gold Corp.

         4.20 Employment Agreement dated April 1, 2004 between Douglas Turnbull and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) and Assignment Agreement dated September 14, 2005 between Centrasia Mining Corp. (formerly Baradero Resources Limited).

         4.21 Promissory Note from 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) in the amount of $25,000 dated April 26, 2005.

         4.22 Amending Agreement dated January 18, 2005 among Marsa Gold Corp., Aitas Mining Company, Bulakashu Mining Company LLC and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.)

         4.23     Demand Promissory Note dated September 24, 2004

         4.24 Assignment Agreement dated September 14, 2005, between 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) and Magellan Gold (BVI) Inc.

         4.25     Stock Option Plan 2005

         4.26 Surplus Security Escrow Agreement among Baradero Resources Limited, Computershare Investor Services Inc., Douglas Turnbull, Cary Pinkowski, Gregory Crowe, Lindsay Bottomer, James Harris, William J. Tafuri, and Robin Merrifield dated September 12, 2005

         4.27 Value Security Escrow Agreement among Baradero Resources Limited, Computershare Investor Services Inc., Douglas Turnbull, Gregory Crowe, Lindsay Bottomer, James Harris, and Marsa Gold Corp. dated September 12, 2005.

         4.28     Management   Agreement   between  Chase  Management  Ltd.  and
                  Centrasia Mining Corp. dated September 14, 2005

         4.29 Agency Agreement between Centrasia Mining Corp and Canaccord Capital Corporation dated September 26, 2005.

         8.1      List of Subsidiaries

        12.1      Certification of Douglas Turnbull Pursuant to Rule 13a-14(a)

        12.2      Certification of Nick DeMare Pursuant to Rule 13a-14(a)

        13.1      Certification  of  Douglas  Turnbull  Pursuant  to  18  U.S.C.
                  Section 1350

        13.2      Certification  of Nick DeMare  Pursuant  to 18 U.S.C.  Section
                  1350

        15.1      Consent of Mr. D. Besserer of APEX Geoscience Ltd.

        15.2 Financial Statements of Bulakashu Mining Company Ltd., including Balance Sheet, Statement of Operations and Deficit, Statement of Cash Flow and the notes thereto, for the period from June 9, 2004 (date of formation) to May 31, 2005.

        15.3 Financial Statements of 0724000 B.C. Limited, including Balance Sheets, Statements of Loss and Deficit, Statements of Cash Flows and the notes thereto, for the year ended May 31, 2005 and the period from February 4, 2004 (date of incorporation) to May 31, 2004.

        15.4 Proforma Consolidated Financial Statements of Centrasia Mining Corp., including Proforma Consolidated Balance Sheet, Proforma Consolidated Statements of Operations and the notes thereto, as at May 31, 2005.

         (1) Previously filed as an exhibit to the Company's registration statement on Form 20-F, filed with the Securities and Exchange Commission on August 31, 2000. File Number 0-30920.
         (2) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on December 3, 2004. File Number 0-30920.
         (3) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on November 29, 2001. File Number 0-30920.
         (4) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on January 16, 2004. File Number 0-30920.

         (5)      Previously  filed as an exhibit to the Company's annual report
                  on  Form  20-F,   filed  with  the   Securities  and  Exchange
                  Commission on December 3, 2004. File Number 0-30920.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            CENTRASIA MINING CORP.
                                           (formerly Baradero Resources limited)



Dated:   OCTOBER 27, 2005                   /s/  Douglas Turnbull
                                                 -------------------------------
                                                 Douglas Turnbull, President
                                                 Chief Executive Officer and
                                                 Director

--------------------------------------------------------------------------------



                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)


                        CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


--------------------------------------------------------------------------------

                                                                        D & H
                                                                        group
                                                                      Chartered
AUDITORS' REPORT                                                     Accountants




To the Shareholders of
Centrasia Mining Corp.


We have audited the consolidated balance sheets of Centrasia Mining Corp. (formerly Baradero Resources Limited) as at May 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flow for the years ended May 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and cash flow for the years ended May 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at May 31, 2005 and 2004 and results of operations for the years ended May 31, 2005, 2004 and 2003 to the extent summarized in Note 10 to the consolidated financial statements.

On July 29, 2005 we reported separately to the shareholders of Centrasia Mining Corp. on consolidated financial statements as at, and for the years ended, May 31, 2005, 2004 and 2003 audited in accordance with Canadian generally accepted auditing standards.


                                                           /s/ D&H Group LLP

Vancouver, B.C.
July 29, 2005, except as to Note 11
which is as of September 27, 2005                         Chartered Accountants


                                  D&H Group LLP
               a BC Limited Liability Partnership of Corporations
               member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                                                                        D & H
                                                                        group
                                                                      Chartered
                                                                     Accountants







COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCES




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Our report to the shareholders dated July 29, 2005, except as to Note 11 which is as of September 27, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


                                                          /s/ D&H Group LLP

Vancouver, B.C.
July 29, 2005, except as to Note 11
which is as of September 27, 2005                        Chartered Accountants



                                  D&H Group LLP
               a BC Limited Liability Partnership of Corporations
               member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)


                                                      2005             2004
                                                        $                $

                                   A S S E T S

CURRENT ASSETS

Cash                                                    32,417          100,921
Amounts receivable and prepaids                         26,149           10,303
                                                  ------------     ------------
                                                        58,566          111,224
ADVANCE TO 724 BC (Note 1)                              25,000                -

MARKETABLE SECURITIES (Note 4)                           2,628           26,489
                                                  ------------     ------------
                                                        86,194          137,713
                                                  ============     ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 6)       21,675           15,089
Current portion of advances                             16,355                -
                                                  ------------     ------------
                                                        38,030           15,089
ADVANCES (Note 6(b))                                         -          127,548

SHARE SUBSCRIPTIONS RECEIVED (Note 5(b))                70,000                -
                                                  ------------     ------------
                                                       108,030          142,637
                                                  ------------     ------------


          S H A R E H O L D E R S ' E Q U I T Y ( D E F I C I E N C Y )

SHARE CAPITAL (Note 5)                               1,825,453        1,751,878

CONTRIBUTED SURPLUS (Note 5(e))                         18,255                -

DEFICIT                                             (1,865,544)      (1,756,802)
                                                  ------------     ------------
                                                       (21,836)          (4,924)
                                                  ------------     ------------
                                                        86,194          137,713
                                                  ============     ============

NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 11)

APPROVED BY THE DIRECTORS

/s/ Nick DeMare          , Director
-------------------------
/s/ Harvey Lim           , Director
-------------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)




                                                      2005             2004             2003
                                                        $                $                $

EXPENSES

General and administration                             128,638           79,849           99,139
Stock-based compensation                                30,180                -                -
                                                  ------------     ------------     ------------
LOSS BEFORE OTHER ITEMS                               (158,818)         (79,849)         (99,139)
                                                  ------------     ------------     ------------
OTHER ITEMS

Interest and other income                               19,135            4,099           11,590
Gain on sale of other assets                            35,153                -                -
Recoveries (write-off) of marketable
      securities (Note 6(d))                                 -           24,162          (33,926)
Impairment of amounts receivable and bridge loan             -                -         (169,322)
Unrealized foreign exchange loss                        (4,212)               -          (15,790)
                                                  ------------     ------------     ------------
                                                        50,076           28,261         (207,448)
                                                  ------------     ------------     ------------
LOSS FROM CONTINUING OPERATIONS                       (108,742)         (51,588)        (306,587)

DISCONTINUED OPERATION (Note 3)                              -          230,746         (765,894)
                                                  ------------     ------------     ------------
INCOME (LOSS) FOR THE YEAR                            (108,742)         179,158       (1,072,481)

DEFICIT - BEGINNING OF YEAR                         (1,756,802)      (1,935,960)        (863,479)
                                                  ------------     ------------     ------------
DEFICIT - END OF YEAR                               (1,865,544)      (1,756,802)      (1,935,960)
                                                  ============     ============     ============


BASIC AND DILUTED LOSS PER SHARE
      FROM CONTINUING OPERATIONS                        $(0.06)          $(0.03)          $(0.16)
                                                  ============     ============     ============
BASIC AND DILUTED EARNINGS (LOSS) PER
      SHARE FROM DISCONTINUED OPERATION                      -            $0.12           $(0.40)
                                                  ============     ============     ============
BASIC AND DILUTED
      EARNINGS (LOSS) PER SHARE                         $(0.06)           $0.09           $(0.56)
                                                  ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                      1,931,044        1,911,521        1,910,919
                                                  ============     ============     ============


        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)



                                                      2005             2004             2003
                                                        $                $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year from continuing operations          (108,742)         (51,588)        (306,587)
Adjustments for items not involving cash
      Accrued interest                                     603                -                -
      Impairment of amounts receivable and
           bridge loan                                       -                -          169,322
      Unrealized foreign exchange loss                       -                -           13,257
      Write-off (recoveries) of other assets                 -          (11,250)          33,926
      Stock-based compensation                          30,180                -                -
      Gain on sale of marketable securities            (35,153)          (3,785)               -
      Other                                                  -                -           13,527
                                                  ------------     ------------     ------------
                                                      (113,112)         (66,623)         (76,555)
Increase in amounts receivable and prepaids            (15,846)          (2,391)         (12,846)
Decrease in accounts payable and accrued
      liabilities                                        6,586          214,467            5,892
                                                  ------------     ------------     ------------
                                                      (122,372)         145,453          (83,509)
Cash provided from(used for) operating activities
      of discontinued operation (Note 3)                     -           70,163           17,194
Net change in non-cash working capital items of
      discontinued operation (Note 3)                        -         (212,118)         (43,606)
                                                  ------------     ------------     ------------
                                                      (122,372)           3,498         (109,921)
                                                  ------------     ------------     ------------
INVESTING ACTIVITIES

Advance to 724 BC                                      (25,000)               -                -
Proceeds from sale of other assets                      59,014            4,310                -
Other assets                                                 -                -           20,756
                                                  ------------     ------------     ------------
                                                        34,014            4,310           20,756
Net change in investing activities of
      discontinued operation                                 -           28,906          (32,819)
                                                  ------------     ------------     ------------
                                                        34,014           33,216          (12,063)
                                                  ------------     ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                               14,250                -           11,000
Share subscriptions received                            70,000                -                -
Repayment of advances and loan                        (188,548)         (99,548)               -
Advances received                                      124,152          127,548            9,548
Deferred acquisition costs                                   -                -          (12,675)
                                                  ------------     ------------     ------------
                                                        19,854           28,000            7,873
                                                  ------------     ------------     ------------
INCREASE (DECREASE) IN CASH FOR THE YEAR               (68,504)          64,714         (114,111)
CASH - BEGINNING OF YEAR                               100,921           36,207          150,318
                                                  ------------     ------------     ------------
CASH - END OF YEAR                                      32,417          100,921           36,207
                                                  ============     ============     ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 9)


        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



1.       CHANGE OF NAME AND NATURE OF OPERATIONS

         On September 14, 2005, Baradero Resources Limited changed its name to Centrasia Mining Corp. (the "Company").

         The Company was previously involved in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in oil and gas properties. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company formally abandoned its oil and gas subsidiary and no longer holds any oil and gas interests. Results of the discontinued oil and gas business operation are presented in Note 3. During the 2005 fiscal year the Company focused its efforts on identifying and assessing new business opportunities in the resource industry.

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 0724000 B.C. Ltd. (formerly Centrasia Mining Corp.) ("724 BC") and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis (the "Acquisition"). 724 BC's share capital comprises 3,700,100 common shares issued and outstanding. The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         724 BC is a private British Columbia company. 724 BC's principal asset is an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Kyrgyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic. In order to exercise the Marsa Option in full 724 BC must make cash payments totalling US$120,000 (US$40,000 paid) and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 ($10,000 advanced) and US$2,200,000 (US$110,000 advanced) (collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provides for staged conversions of 724 BC's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005. In the event 724 BC fails to meet any of its commitments or commits a material breach of the Marsa Option, Marsa has the right to require 724 BC to return any shares of BMC received and forgive the Commitments. The Company has agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

         The Company has also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), in which the Company will issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash. Each Centrasia Unit will consist of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share for a period of two years from the date of issuance. The Company's requirement to complete the purchase of the 724 BC Indebtedness will be subject to the concurrent completion of the Acquisition.

         The Company has advanced $25,000 to 724 BC. 724 BC has issued a promissory note to the Company. In the event the Acquisition is not completed, the advance will bear interest at the rate of 10% per annum, commencing from the date of termination of the Formal Agreement.

         The Company has agreed to issue 233,338 common shares as a finder's fee in connection with the Acquisition.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



1.       NATURE OF OPERATIONS (continued)

         The Company intends to grant, effective on completion of the Acquisition, stock options to purchase 2,335,000 common shares of the Company for a term of five years at an exercise price of $0.20 per share.

         Completion of the Acquisition is subject to the Company completing a financing to raise $875,000 in equity, preparation of a geologic report on the Bulakashu Gold Property, formal documentation and shareholder and regulatory approvals. The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness will result in the shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition will be treated as a reverse takeover and the financial statements will be treated for accounting purposes as a continuation of the legal subsidiary, 724 BC, not the Company, the legal parent.

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

         See also Notes 5(b) and 11.


2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         These consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in
         Note 10.

         These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         These consolidated financial statements includes the accounts of the Company and the activities of its former wholly-owned subsidiary, California Exploration Inc. ("CalEx"), to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx, resulting in a gain of $204,770 for liabilities of CalEx previously recognized by the Company. The Company no longer accounts for the activities of CalEx.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

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

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

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

         Fair Value of Financial Instruments

         The Company's financial instruments are comprised of cash, amounts receivable, advances, marketable securities, accounts payable and accrued liabilities and share subscriptions received. Unless otherwise noted, the fair value of these financial instruments approximates their carrying values.

         Comparative Figures

         Certain of the 2004 and 2003 fiscal year figures have been reclassified to conform with the presentation used in the 2005 fiscal year.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



3.       DISCONTINUED OPERATION

         On May 31, 2004, the Company formally abandoned its oil and gas subsidiary and no longer holds any gas and oil interests. Results of this business have been classified as results of discontinued operation.

         The following table provides additional information with respect to amounts included in the results of discontinued operation:

                                                                        2005            2004             2003
                                                                          $               $                $

         Revenue
             Oil and gas sales                                                -           98,904           22,064

         Expenses
             Production                                                       -          (28,741)          (4,870)
             Depreciation, depletion and impairment                           -          (44,187)        (580,101)
                                                                   ------------     ------------     ------------
         Income (loss) from discontinued operation
             before the following                                             -           25,976         (562,907)
         Write-off of other assets                                            -                -         (139,189)
         Write-off of capital assets                                          -                -          (63,798)
         Gain on abandonment (Note 2)                                         -          204,770                -
                                                                   ------------     ------------     ------------
         Income (loss) from discontinued operation                            -          230,746         (765,894)
                                                                   ============     ============     ============

         The following table provides additional information with respect to amounts included in the statement of cash flows provided from (used for) assets classified as discontinued operation:

                                                                        2005            2004             2003
                                                                          $               $                $

         Income (loss) from discontinued operation                            -          230,746         (765,894)
         Items not affecting cash
             Depreciation, depletion and impairment                           -           44,187          580,101
             Write-off of other assets                                        -                -          139,189
             Write-off of capital assets                                      -                -           63,798
             Gain on abandonment                                              -         (204,770)               -
                                                                   ------------     ------------     ------------
         Cash flows from (used for) operating activities of
             discontinued operation                                           -           70,163           17,194
                                                                   ============     ============     ============

         Components of change in non-cash working capital balances related to discontinued operation:

                                                                        2005            2004             2003
                                                                          $               $                $

         Accounts receivable and prepaid                                      -            2,557            8,883
         Accounts payable and accrued liabilities                             -         (214,675)         (52,489)
                                                                   ------------     ------------     ------------
                                                                              -         (212,218)         (43,606)
                                                                   ============     ============     ============

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



4.       MARKETABLE SECURITIES

                                                              2005                              2004
                                                  -----------------------------     -----------------------------
                                                    Number of          Amount         Number of          Amount
                                                     Shares              $             Shares              $

         Secure One Inc. (a)                           100,000            2,648          580,000           15,239
         Halo Resources Ltd. (b)                             -                -           15,000           11,250
                                                                   ------------                      ------------
                                                                          2,648                            26,489
                                                                   ============                      ============

         (a) During the 2005 fiscal year the Company sold 480,000 common shares (2004 - 20,000; 2003 - nil) of Secure One Inc. ("Secure"), for net proceeds of $40,867 (2004 - $4,310; 2003 -
                  $nil),  realizing  a gain of  $28,256  (2004 - $3,785;  2003 -
                  $nil). The quoted market value of the remaining 100,000 common shares of Secure at May 31, 2005, was $9,000.

         (b) During the 2004 fiscal year the Company received 15,000 common shares of Halo Resources Ltd. ("Halo"), a public company with common officers and directors, as part of its recovery of accounts receivable, as described in Note 6(d). During the 2005 fiscal year the Company sold the Halo shares for net proceeds of $18,147, realizing a gain of $6,897.


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value

         Issued:                                    2005                     2004                      2003
                                         -----------------------   -----------------------    ----------------------
                                          Number        Amount       Number       Amount       Number       Amount
                                         of Shares        $        of Shares         $        of Shares        $

         Balance, beginning of year       1,911,523    1,751,878    1,911,523    1,751,878    1,897,771    1,740,878
                                         ----------   ----------   ----------   ----------   ----------   ----------
         Issued during the year
         For cash
             Exercise of options             75,000       14,250            -            -            -            -
             Exercise of warrants                 -            -            -            -       13,750       11,000
         Reallocation from contributed
         surplus on exercise of options           -       11,925            -            -            -            -
         Repayment of loan (Note 6(c))            -       47,400            -            -            -            -
                                         ----------   ----------   ----------   ----------   ----------   ----------
                                             75,000       73,575            -            -       13,750       11,000
                                         ----------   ----------   ----------   ----------   ----------   ----------
         Balance, end of year             1,986,523    1,825,453    1,911,523    1,751,878    1,911,521    1,751,878
                                         ==========   ==========   ==========   ==========   ==========   ==========

         (a) On June 3, 2004, the Company completed a consolidation of its share capital on a 1 new for 4 old basis. All share balances have been adjusted accordingly.

         (b) The Company has agreed to conduct a non-brokered private placement of 4,375,000 units at $0.20 per unit for $875,000 cash. Each unit will consist of one common share and one warrant. Each warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share for a period of two years. As at May 31, 2005, the Company has received $70,000 on account of the private placement. In the event that the private placement was not completed, the subscribers have the right to the refund of the subscribed amounts. See also Note 11.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



5.       SHARE CAPITAL (continued)

         (c) A summary of the Company's options at May 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is presented below:


                                                      2005                     2004                    2003
                                             ---------------------    ---------------------    -----------------------
                                                          Weighted                 Weighted                   Weighted
                                                           Average                 Average                    Average
                                               Number     Exercise      Number     Exercise       Number      Exercise
                                             of Options     Price     of Options    Price       of Options     Price
                                                              $                       $                          $

                  Balance, beginning of year           -      -          158,750     1.68           271,250     1.96
                  Granted                        190,000     0.19              -      -                   -      -
                  Exercised                      (75,000)    0.19              -      -                   -      -
                  Expired / cancelled                  -                (158,750)    1.68          (112,500)    2.40
                                             -----------              ----------                -----------
                  Balance, end of year           115,000     0.19              -      -             158,750     1.68
                                             ===========              ==========                ===========

                  The following table summarizes information about the stock options outstanding and exercisable at May 31, 2005:

                  Exercise                  Options
                    Price                 Outstanding          Expiry Date
                      $

                    0.19                     115,000           November 26, 2007
                                             =======

                  The fair value of stock options granted to employees, officers, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2005 fiscal year:

                                                              2005
                                                            --------
                  Risk-free interest rate                     2.91%
                  Estimated volatility                      122.98%
                  Expected life                            1.5 year
                  Expected dividend yield                        0%

                  No options were granted during the 2004 and 2003 fiscal years.

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors, officers and consultants was $0.16 per share. The Company charged $30,180 of stock-based compensation to operations.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  See also Note 11.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



5.       SHARE CAPITAL (continued)

         (d) As at May 31, 2005, 290,439 shares are held in escrow and are being released at six months intervals over a period ending September 27, 2007.

         (e)      Contributed surplus is comprised of the following:

                                                                       2005             2004             2003
                                                                         $                $                $

                  Balance, beginning of year                                  -                -                -
                  Stock-based compensation for the year                  30,180                -                -
                  Amount reclassified to share capital
                      on exercise of stock options                      (11,925)               -                -
                                                                   ------------     ------------     ------------
                  Balance, end of year                                        -                -                -
                                                                   ============     ============     ============

         (f)      See also Note 1.


6.       RELATED PARTY TRANSACTIONS

         (a) During the 2005 fiscal year the Company was charged a total of $69,325 (2004 - $38,800; 2003 - $43,914) for accounting, administration, management and consulting services provided by the former President of the Company and by a company controlled by the current President of the Company. As at May 31, 2005, $2,654 (2004 - $2,235; 2003 - $nil) remained unpaid and is included in accounts payable and accrued liabilities.

         (b) The Company has received ongoing advances from a private corporation owned by the current President of the Company. Commencing December 31, 2004, the Company agreed to pay interest on the advances at an annual interest rate of Bank Montreal prime rate less 1%. Prior to December 1, 2004, no interest was charged on the advances. During the 2005 fiscal year the Company recorded $603 interest expense, which has been included as part of advances. Subsequent to May 31, 2005, the Company repaid the $15,752 advances and $670 accrued interest.

         (c) During the 2002 fiscal year the Company provided a loan of $55,300 to a former President of the Company to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note was non-interest bearing and was repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. During the 2005 fiscal year the Company received $47,400 in full payment of the remaining balance of the loan.

         (d) During the 2003 fiscal year the Company wrote-off $138,319 accounts receivable for unpaid joint interest billings to Halo. During the 2004 fiscal year, the Company negotiated a settlement with Halo and third parties in which it received 15,000 Halo shares and $12,912 cash, recognizing a recovery of $24,162.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



7.       INCOME TAXES

         There are no significant reconciling items between losses reported for accounting purposes and losses for tax purposes.

         As at May 31, 2005, the Company has accumulated non-capital losses of approximately $444,000 and cumulative exploration expenses of approximately $30,000 carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2009 through 2015. The cumulative exploration expenses can be carried forward indefinitely.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


8.       SEGMENTED INFORMATION

         During the 2004 and 2003 fiscal years, the Company operated in one industry segment, the exploration for and the development of petroleum and natural gas. As at May 31, 2005, the Company only holds corporate assets in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:


                                                                       2005
                                                  ----------------------------------------------
                                                  Identifiable                         Income
                                                     Assets          Revenues          (Loss)
                                                        $                $                $

         Continuing operations - Canada                 86,194                -         (108,742)
                                                  ============     ============     ============


                                                                       2004
                                                  ----------------------------------------------
                                                  Identifiable                         Income
                                                     Assets          Revenues          (Loss)
                                                        $                $                $

         Continuing operations - Canada                137,713                -          (51,588)
         Discontinued operation - United States              -           98,904          260,937
         Discontinued operation - Canada                     -                -          (30,191)
                                                  ------------     ------------     ------------
                                                       137,713           98,904          179,158
                                                  ============     ============     ============


                                                                       2003
                                                  ----------------------------------------------
                                                  Identifiable                         Income
                                                     Assets          Revenues          (Loss)
                                                        $                $                $
         Continuing operation - Canada                  59,768                -         (306,587)
         Discontinued operation - United States         75,650           22,064         (765,894)
                                                  ------------     ------------     ------------
                                                       135,533           22,064       (1,072,481)
                                                  ============     ============     ============


                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating and investing activities were conducted by the Company as follows:


                                                      2005             2004             2003
                                                        $                $                $

         Operating activity
              Recoveries of other assets                     -           11,250                -
                                                  ============     ============     ============
         Investing activity
              Additions to marketable securities             -          (11,250)               -
                                                  ============     ============     ============

         Other supplementary cash flow information:


                                                      2005             2004             2003
                                                        $                $                $

         Interest paid in cash                               -                -                -
                                                  ============     ============     ============
         Income taxes paid in cash                           -                -                -
                                                  ============     ============     ============


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                       2005             2004             2003
                                                                         $                $                $

                  Consolidated Statements of Operations
                     and Comprehensive Income

                  Earnings (loss) for the year
                     Canadian GAAP                                     (108,742)         179,158       (1,072,481)

                  Other Comprehensive Income
                     Unrealized holding gain (loss) on
                       available-for-sale marketable securities (i)      (9,000)          38,400           48,000
                                                                   ------------     ------------     ------------
                  Comprehensive earnings (loss) for the year           (117,742)         217,558       (1,024,481)
                                                                   ============     ============     ============
                  Earnings (loss) per share basic and fully diluted
                      - US GAAP                                          $(0.07)           $0.11           $(0.54)
                                                                   ============     ============     ============

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                      2005             2004
                                                        $                $
         Consolidated Balance Sheets

         Total Assets
            Canadian GAAP                               86,194          137,713
            Cumulative unrealized holding gains on
               available for sale securities (i)         6,352           89,161
                                                  ------------     ------------
            US GAAP                                     92,546          226,874
                                                  ============     ============

         Total Liabilities
            Canadian GAAP                              108,030          142,637
                                                  ------------     ------------
            US GAAP                                    108,030          142,637
                                                  ============     ============
         Shareholders' Equity (Deficiency)
            Canadian GAAP                              (21,836)          (4,924)
            Cumulative unrealized holding gains on
               available for sale securities (i)         6,352           89,161
                                                  ------------     ------------
            US GAAP                                    (15,484)          84,237
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

                  (ii)     Private Placements of Common Stock

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

                           Under US GAAP, share capital, as at May 31, 2005 would increase by $315,721 (2004 - $315,721; 2003 -
                           $315,721). There is no net change to shareholders' equity.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii)    Income Tax

                           Under Canadian GAAP, deferred tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is reasonable assurance of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred tax asset.

                           Provision for (benefit from) income taxes for the 2005 fiscal year is as follows:

                                                           $              Rate
                           Current
                           Federal and provincial         39,000           35.6%
                           Net operating carryforward    (39,000)          35.6%
                                                        --------       --------
                                                               -              -
                                                        ========       ========

                           As at May 31, 2005, the Company has fully reserved the $158,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined.

                  (iv)     Functional Currency

                           The Company's functional currency is the Canadian dollar.

                  (v)      Development Stage Company

                           As of May 31, 2005, the Company is considered a development stage company as defined by SFAS No. 7.

         (b) The Company's consolidated statements of cash flow comply with US GAAP.

         (c)      New Technical Pronouncements

                  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 123(R) Share Based Payments ("SFAS 123(R)"). SFAS 123(R) amends SFAS 123 by requiring share based payments to be accounted for at fair value. SFAS 123(R) is effective for fiscal periods ending after June 15, 2005. The adoption of SFAS 123(R) will eliminate a difference with Canadian GAAP as the Company accounts for share based payments at fair value for Canadian GAAP purposes.

                  The FASB has also issued SFAS No. 153 Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position.

                             CENTRASIA MINING CORP.
                      (formerly Baradero Resources Limited)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  The FASB has also issued SFAS No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position.


11.      SUBSEQUENT EVENTS

         (a) In July 2005, the Company received $21,850 from the exercise of existing stock options to purchase 115,000 common shares of the Company.

         (b) By agreement dated July 20, 2005, the Company has engaged Canaccord Capital Corporation ("Canaccord") as the sponsor of the Company in connection with the Acquisition. Under the arrangement the Company paid Canaccord a sponsorship fee of $35,000.

         (c)      See also Note 6(b).

         (d) On September 14, 2005, the Company completed all of the transactions contemplated in Notes 1 and 5(b) and issued 200,000 common shares of the Company under the Marsa Option. The Company also replaced its existing stock option plan with a new plan which allows the Company to grant a maximum number of 2,500,000 stock options. The Company then granted stock options to its employees, directors, officers and consultants to purchase 2,335,000 common shares of its capital stock at a price of $0.20 per share, expiring September 14, 2010.

         (e) On September 27, 2005, the Company filed a short form offering document to conduct an offering (the "Offering") of a minimum of 2,307,692 units to a maximum of 3,076,923 units, at a price of $0.65 per unit. Each unit will comprise one common share and one transferable warrant. Two warrants will entitle the holder to acquire an additional common share at a price of $0.78 per share for a period of 18 months. The Company has agreed to an agent's commission of 7.5% of the gross proceeds raised. The agent can elect to have the commission paid in cash or in units, having the same terms as the units under the Offering. The agent will also receive a $7,500 administration fee and a corporate finance fee of 100,000 units, having the same as the units under the offering. The Company has also agreed an option (the "Agent's Options") to the agent entitling it to acquire, in total, that number of units that is equal to 10% of the total number of units sold under the Offering. The Agent's Options will have a term of 18 months and an exercise price of $0.72 per unit. The units underlying the Agent's Options will have the same term as the units under the Offering.