Form 20-F
period 2006-05-31
Centrasia Mining Corp.
filed 2006-12-01
CIK 1123267

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

                     FOR THE FISCAL YEAR ENDED MAY 31, 2006

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

                   16,559,017 COMMON SHARES AS OF MAY 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes        No   X
    -----     -----

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes        No   X
    -----     -----

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X    No
    -----     -----

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer     Accelerated filer        Non-accelerated filer  X
                        ---                   ---                          ---

Indicate by check mark which financial statement item the registrant has elected
to follow.   Item 17   X       Item 18
                     -----             -----
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes        No   X
    -----     -----

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

INTRUSIVE ROCK                      a general  term used to  describe an igneous
                                    rock body that has intruded pre-existing rock and solidified without breaching the earth's surface.

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

OROGENIC a term used to describe the large-scale deformation process often resulting in the formation of mountains.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2006, 2005, and period from February 4, 2004 to May 31, 2004, was derived from the financial statements of the Company which have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

Reference is made to Note 15 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

On September 14, 2005, the Company completed the acquisition of all of the issued and outstanding common shares of 0724000 B.C. Ltd. ("724 BC") in exchange for common shares of the Company on a one-for-one basis, along with other transactions. On completion of the acquisition of 724 BC, the former shareholders of 724 BC became the majority shareholders of the combined Company. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheets at their historical book value;
ii) control of the net assets of the Company was acquired on September 14, 2005. The transaction has been accounted for as a purchase of the assets and liabilities of the Company by 724 BC; and
iii) the consolidated statements of operations and deficit and cash flows for the year ended May 31, 2006, include 724 BC's results of operations and cash flows for the year ended May 31, 2006, and the Company's results of operations and cash flows from September 14, 2005. The comparative figures for the year ended May 31, 2005 and period from February 4, 2004 (the date of incorporation of 724 BC) to May 31, 2004, and as at May 31, 2005 and 2004, are those of 724 BC.

                                     ------------   ------------   ------------
                                                                    PERIOD FROM
                                                                    FEBRUARY 4,
                                      YEAR ENDED     YEAR ENDED       2004 TO
                                     MAY 31, 2006   MAY 31, 2005   MAY 31, 2004
                                     ------------   ------------   ------------

Interest and Other Income                 $19,455            Nil            Nil
General and Administrative Expenses    $1,194,486       $162,633        $75,974
Loss From Continuing Operations       $(1,206,667)     $(161,466)      $(75,903)
Net Loss                              $(1,206,667)     $(161,466)      $(75,903)
Total Assets                           $2,254,424       $335,943        $11,935
Net Assets (Deficiency)                $2,099,370      $(214,258)      $(69,158)
Capital Stock                          $3,490,004        $23,111         $1,349
Contributed Surplus                      $187,435            Nil         $5,396

                                     ------------   ------------   ------------
                                                                    PERIOD FROM
                                                                    FEBRUARY 4,
                                      YEAR ENDED     YEAR ENDED       2004 TO
                                     MAY 31, 2006   MAY 31, 2005   MAY 31, 2004
                                     ------------   ------------   ------------

Weighted Average Number of Shares      12,518,011      1,469,962             32
Dividends per Share                           Nil            Nil            Nil
Basic and Fully Diluted Loss Per
   Share from Continuing Operations        $(0.10)        $(0.11)    $(2,371.97)
Loss Per Share                             $(0.10)        $(0.11)    $(2,371.97)



ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                    PERIOD FROM
                                                                     FEBRUARY 4,
                                                                        2004
                                      YEAR ENDED      YEAR ENDED  INCORPORATION)
                                        MAY 31,         MAY 31,      TO MAY 31,
                                         2006             2005         2004
                                           $                $            $

Loss under Canadian GAAP               (1,206,667)      (161,466)       (75,903)
Unproven mineral interests expensed      (429,774)             -              -
                                     ------------   ------------   ------------
Net loss under US GAAP                 (1,636,441)      (161,466)       (75,903)
                                     ============   ============   ============
Loss per share under US GAAP                (0.13)         (0.11)     (2,371.97)
                                     ============   ============   ============


CONSOLIDATED BALANCE SHEETS
                                        MAY 31,        MAY 31,
                                         2006           2005
                                           $              $
SHAREHOLDERS' EQUITY (DEFICIENCY)

Balance per Canadian GAAP               2,099,370        214,258
Unproven mineral interests expensed      (429,774)             -
                                     ------------   ------------
Balance per US GAAP                     1,669,596        214,258
                                     ============   ============

UNPROVEN MINERAL INTERESTS

Balance per Canadian GAAP                 803,386              -
Expensed under US GAAP                   (429,774)             -
                                     ------------   ------------
Balance per US GAAP                       373,612              -
                                     ============   ============

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    PERIOD FROM
                                                                     FEBRUARY 4,
                                                                        2004
                                      YEAR ENDED      YEAR ENDED  INCORPORATION)
                                        MAY 31,         MAY 31,      TO MAY 31,
                                         2006             2005         2004
                                           $                $            $

OPERATING ACTIVITIES
Cash used per Canadian GAAP              (917,224)       (85,261)       (51,552)
Unproven mineral interests               (157,548)             -              -
                                     ------------   ------------   ------------

Cash used per US GAAP                  (1,074,772)       (85,261)       (51,552)
                                     ============   ============   ============
INVESTING ACTIVITIES
Cash (used) provided by per
   Canadian GAAP                         (174,090)      (268,346)        55,993
Unproven mineral interests                157,548              -              -
                                     ------------   ------------   ------------
Cash (used) provided by per US GAAP       (16,542)      (268,346)        55,993
                                     ============   ============   ============

UNPROVEN MINERAL INTERESTS

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes the Company has adopted the provisions of EITF 04-02 "Whether Mineral Rights are Tangible or Intangible Assets" which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

RECENT ACCOUNTING PRONOUNCEMENTS

UNITED STATES PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share Based
Payment" ("SFAS 123R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

(i) Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

(ii) Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity's share price.

(iii) Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

(iv) Incremental compensation cost for a modifications of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modifications, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award's value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified awards.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

CANADIAN PRONOUNCEMENTS

The CICA has issued the following new accounting standards, effective October 1, 2006:

CICA Handbook Section 1530, "Comprehensive Income" establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3251, "Equity" establishes standards for presentation of equity changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact.

CICA  Handbook   Section  3855,   "Financial   Instruments  -  Recognition   and
Measurement" establishes standards for recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2006 and 2005 and period from February 4, 2004 (the date of incorporation of 724 BC) to May 31, 2004.

         PERIOD                                                   AVERAGE
         ------------------------------                           -------
         June 1, 2005 - May 31, 2006                               0.8581
         June 1, 2004 - May 31, 2005                               0.7984
         February 4, 2004 - May 31, 2004                           0.7424

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended October 31, 2006.

         MONTH                              HIGH                     LOW
         --------------                    ------                  ------
         October 2006                      0.8965                  0.8784
         September 2006                    0.9048                  0.8872
         August 2006                       0.9037                  0.8840
         July 2006                         0.8999                  0.8760
         June 2006                         0.9098                  0.8896
         May 2006                          0.9100                  0.8906

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on November 24, 2006, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $1.1346 (US $0.8814 = CDN$1.00).

RISK FACTORS

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING, THE COMPANY MAY FAIL.

The Company has limited financial resources, no revenues, and has no assurance that additional funding will be available to it. As of October 31, 2006, the Company had working capital of $400,000. As of the date of this annual report, the Company is not generating any cash flow from its operations to meet its 2006 exploration expenditure commitments of US $690,000 on the Bulakashu Gold Property. As of August 31, 2006, approximately $204,000 had been expended and it is estimated that an additional US $500,000 will be expended by December 31, 2006 in order to meet the 2006 work commitment. Contingent on financing, the Company intends to expend its 2007 work commitment of US $650,000 on Bulakashu, combined estimated work commitments of US $500,000 on Eastern Sary Jaz, Kokjar and Turgeldy (including Turgeldy property payment of US $30,000), US $250,000 for other exploration property evaluation costs and US $600,000 for ongoing corporate overhead for the next twelve months. The Company anticipates that it will need to raise a minimum of $2,850,000 within the next 12 months to meet its anticipated expenditures. In addition, the Company may need to raise further funds based upon the results of the exploration programs or if the Company acquires any additional properties.

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

THE COMPANY HAS LIMITED HISTORY OR EXPERIENCE IN THE MINERAL EXPLORATION BUSINESS AND, AS A RESULT, ITS ACTIVITIES MAY BE UNSUCCESSFUL.

To date the Company has limited experience in the mineral exploration business. There can be no assurance that the Company will generate profits in the future. The Company has experienced, on a consolidated basis, losses in the years of its operations. There is no assurance that the Company will be able to achieve and maintain profitable operations. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complication and delays frequently encountered in connection with the establishment of any new business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

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

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES, OR IF THE COMPANY CANNOT MARKET ANY MINERALS DISCOVERED ON ITS PROPERTIES, THE COMPANY MAY HAVE TO CEASE OPERATIONS.

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Even if commercial quantities of ore are discovered, a ready market may not exist for their sale. Factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

TRADING OF THE COMPANY'S COMMON SHARES HAS BEEN EXTREMELY LIMITED AND INVESTORS MAY NOT BE ABLE TO RE-SELL THEIR SHARES.

To date, there has been extremely limited trading of the Company's shares of common stock on the Over-the-Counter Bulletin Board system, the Frankfurt Stock Exchange Open Market and the TSX Venture Exchange (the "TSX-V"). Therefore, persons purchasing shares of the Company's common stock may not be able to resell the shares and may have to hold the shares indefinitely. In addition, purchasers may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.

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

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S ACTIVITIES AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $1.53 to a low of $0.43 during the 12-month period ending October 31, 2006. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS ACTIVITIES.

The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. Except for the employment agreement with Mr. Turnbull, the Management Agreement with Chase Management Ltd. ("Chase"), the Consulting Agreement between the Company and William Tafuri, the Consulting Agreement between Mr. Oleg Kim and BMC, and the Consulting Agreement between Mr. Vladimir Danilov and Centrasia Kazakhstan, the Company and/or its subsidiaries has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. See "Item 6. Directors, Senior Management and Employees -

Compensation - Executive Compensation - Centrasia - Employment Agreements." The Company has not obtained key-man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

IT IS UNLIKELY THAT ANY OF THE PROPERTY INTERESTS OWNED OR OPTIONED BY THE COMPANY WILL CONTAIN "RESERVES"; THEREFORE, IT IS LIKELY THAT THE FUNDS SPENT BY THE COMPANY ON ITS EXPLORATION ACTIVITIES WILL BE LOST.

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Guide 7 adopted by the SEC. The term "reserves" is defined in Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Guide 7 is available from the SEC's website at:
        HTTP://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. The probability of an individual prospect ever having reserves that meet the requirements of Guide 7 is extremely remote. The Company's property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company's property interests will probably be lost. If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

EXPLORATION FOR MINERALS ON THE COMPANY'S PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The Company's exploration projects are without known commercial ore bodies. Continued exploration of the Company's projects depends on satisfactory exploration results. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also "Au"), silver (also "Ag") and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will continue to rely upon consultants and others for exploration and, if required, development expertise. If any of the Company's option interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

EXPLORATION ACTIVITIES ARE SUBJECT TO MANY RISKS, INCLUDING ECONOMIC RISKS, WHICH MAY CAUSE THE COMPANY'S ACTIVITIES TO BE UNECONOMIC AND THE COMPANY MAY NOT HAVE SUFFICIENT EXPERIENCE TO ADEQUATELY CONDUCT ITS PROPOSED ACTIVITIES.

Exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to advance a property beyond the exploration stage, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned by the Company will result in profitable activities.

Unusual or unexpected  formations,  formation  pressures,  fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in mining activities and the conduct of exploration programs and the advancement of a property beyond the exploration stage. The Company has limited experience in the conducting exploration programs and advancing properties beyond the exploration stage. The Company has relied and may continue to rely upon consultants for expertise. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. There are no assurances that the Company's exploration activities will result in development or mining operations.

THE COMPANY'S OPERATIONS IN THE KYRGYZ REPUBLIC AND CENTRAL ASIA SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's operations in the Kyrgyz Republic and other countries in Central Asia make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar and the foreign currencies vary under market conditions. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. The subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of the subsidiary is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. The Company maintains its cash and cash equivalent amounts primarily in Canadian denominated currencies. The Company does not currently engage in hedging activities. See "Item 5. Operating and Financial Review and Prospects."

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Company believes that it has diligently investigated all title matters concerning the ownership of all mineral claims and plans to do so for all new claims and rights to be acquired. To the best of the Company's knowledge, title to all of its properties is in good standing; however, this should not be construed as a guarantee of title. The properties in which the Company has an interest may be affected by undetected defects in title, such as the reduction in size of the mineral claims and other third party claims affecting the Company's priority rights. The Company's interests in mineral tenures are comprised of mineral claims and also rights pursuant to option agreements. Maintenance of such interests is subject to ongoing compliance with the terms governing such claims and agreements.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MANAGERS OF THE COMPANY AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Marsa Gold Corp. ("Marsa") and Kantanna Company Limited ("Kantanna") are private companies controlled by or under the direction of Mr. Oleg Kim who is the managing director of Marsa and Kantanna and a director of the Company. As a result of Mr. Kim's positions with the Company, Marsa and Kantanna, conflicts of interest may arise between Mr. Kim's duties to the Company and his duties to other entities in which he is involved, which may result in Mr. Kim taking actions which are not in the best interest of the Company and/or the holders of their ownership interests, including the Company's shareholders.

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

Metal prices may be unstable. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of it. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that the Company's properties can be mined at a profit.

THE COMPANY'S ACTIVITIES ARE SUBJECT TO GOVERNMENTAL REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY, MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

Various regulatory requirements affect the current and future activities of the Company, including exploration activities on its properties. Exploration activities require permits from various federal, state and local governmental authorities and are subject to laws and regulations governing, among other things, prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. See "Item 4. Information on the Company - Business Overview - Government Regulations." Exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Licensing and permitting requirements are subject to changes in laws and regulations and in various operating circumstances. There can be no assurance that the Company will be able to obtain or maintain all necessary licences and/or permits it may require for its activities or that such permits will be will be obtainable on reasonable terms or on a timely basis or that such laws and regulations will not have an adverse effect on any project which the Company might undertake. If the Company is unable to obtain the necessary licences or permits for its exploration activities, the Company might have to change or abandon its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. In such event, the Company might be forced to sell or abandon its property interests.

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

Any change in or amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties. The cost of compliance with changes in governmental regulations has a potential to increase the Company's expenses.

THERE IS NO AUTOMATIC  LICENCE RENEWAL  PROCESS FOR THE BULAKASHU,  EASTERN SARY
JAZ, KOKJAR AND TURGELDY LICENCES. THE EXPLORATION LICENCES AND LICENCE AGREEMENTS ARE INITIALLY ISSUED FOR A SPECIFIED PERIOD OF TIME.

Each year the Company, though its subsidiary BMC, is required to prepare and submit reports to the State Agency for Geology under the government of the Kyrgyz Repbulic (the "KSAG") to confirm that it has complied with the terms of its licence agreements. Upon approval by the KSAG extensions to the licences and licence agreements may be applied for up to a maximum of ten years. Provided the Company is in compliance with the terms of its licence agreements, it is required to pay to the KSAG approximately US $7 in payment of the KSAG's services associated with the applications to extend the licence agreements. At the end of each licence period the Company may be required to relinquish a portion of the licence area. The Company, through BMC as the licence holder, determines which areas are to be relinquished; however, the Company may have to relinquish areas which it wishes to retain. The Subsoil Laws provide that a subsoil user who has discovered a deposit has the indisputable, exclusive right to its exploitation. Prior to any exploitation on its properties, the Company will be required to obtain approval from the KSAG to conduct such exploitation and negotiate the terms of such exploitation, to include royalties, bonuses and other payments with the KSAG. There are no assurances that the Company will be able to obtain such approvals. See "Item 4. Information on the Company - Business Overview".

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

BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH GOVERNMENTAL REGULATION, THE COST OF ITS EXPLORATION PROGRAMS MAY INCREASE.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not have any insurance coverage on its mineral concessions.

THE COMPANY MAY NOT BE ABLE TO OBTAIN SUPPLIES AND INFRASTRUCTURE NECESSARY TO CONDUCT ITS EXPLORATION OPERATIONS AND, AS SUCH, MAY HAVE TO DELAY OR ABANDON ITS PROJECTS.

Some of the Company's property interests are not in developed areas and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured. Power is an integral requirement of any production facility on the Company's properties. In the event the Company is unable to obtain water or power at any of its properties, the Company may not be able to conduct exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

EXPLORATION FOR MINERALS ON THE COMPANY'S PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

Mineral exploration activities are subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay activities, increase costs or result in liability. The Company is not insured for environmental liability or earthquake damage nor does it carry any accident or liability insurance on its mineral property interests.

THE COMPANY'S MINERAL CLAIM INTERESTS ARE LOCATED IN FOREIGN COUNTRIES, WHICH MAY PREVENT OR DELAY EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO ABANDON ITS PROJECTS.

The properties in which the Company has an interest are located in the Kyrgyz Republic. In addition, the Company is reviewing potential acquisitions of mineral interests in other countries in Central Asia. Mineral exploration activities  may be  affected in varying  degrees by  political  instability  and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company's exploration activities may be affected in varying degrees by government regulations with respect to restrictions on price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations, repatriation of income and return of capital. This may affect both the Company's ability to undertake exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore and conduct other activities on those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

The status of the Kyrgyz Republic as a developing country may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. The Company does not maintain, nor does it intend to purchase, political risk insurance.

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

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with, both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. Except for Mr. Turnbull, no members of management have entered into non-competition agreements with the Company.

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

Certain of the directors and officers of the Company reside outside of Canada. Substantially all of the assets of the Company are located outside of Canada. Although the Company has appointed Chase as the Company's agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors and officers who reside outside of Canada. It may also not be possible to enforce against certain of the directors and officers of the Company judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

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

Pursuant to an Agreement and Plan of Merger dated July 3, 2001, between the Company, CalEx and QDM Acquisition Corporation (a wholly-owned subsidiary of the Company formed for the purpose of merging into CalEx), the shareholders of CalEx acquired control of the Company in a reverse acquisition completed September 27, 2001. As a result, CalEx became a wholly-owned subsidiary of the Company. See "Item 5. Operating and Financial Review and Prospects - Overview." In conjunction with the merger the Company changed its domicile through continuation from British Columbia to the Yukon Territory under the BUSINESS CORPORATIONS ACT (Yukon) (the "YBCA"). As a result of the reverse acquisition, the Company's activities consisted solely of the operations of CalEx, which was a development stage independent oil and gas company.

From March 2001 until March 2004, the Company's focus was on its oil and gas interests. In March 2004, the Company sold its interests in oil and gas properties. On May 31, 2004, the Company abandoned CalEx and no longer holds any oil and gas interests. At the time of the abandonment, (i) all of the Company's petroleum and natural gas activities had been conducted through CalEx, (ii) with impairments of the California wells and the sale of the West Ranch Field, CalEx had no assets remaining and had approximately $205,000 of accounts payable on account of unpaid drilling expenditures to unrelated parties, and (iii) with the abandonment of CalEx, effective at May 31, 2004, the Company was not obligated to honor (e.g. repay) the accounts payable liability to unrelated parties, resulting in a gain on the forgiveness of debt (for both Canadian and U.S. GAAP purposes).

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

Pursuant to an Agency Agreement dated September 26, 2005 (the "Agency Agreement") between the Company and Canaccord Capital Corporation ("Canaccord"), on October 28, 2005 the Company conducted a Short Form Offering of 3,076,923 units, for gross proceeds of $2,000,000. Each unit consisted of one common share of the Company and one common share purchase warrant (a "Warrant"). Two Warrants entitle the holder to acquire one additional common share at a price of $0.78 per common share on or before April 28, 2007.

On May 26, 2006, the Company entered into a Memorandum of Understanding to acquire a 90% interest two base metal properties located in Kazakhstan (the "Kazakhstan MOU") for cash in the amount of US $8,500,000. However, the Company terminated the Kazakhstan MOU on July 12, 2006 after it was unable to reach acceptable terms for the proposed acquisition.

On August 25, 2006, the Company and BMC entered into an agreement with Eurasian Minerals Inc. ("Eurasian"), a British Columbia corporation, and Altyn Minerals LLC ("Altyn Minerals"), a Kyrgyz Republic corporation wholly-owned by Eurasian, to acquire an option to purchase a 100% interest in the Turgeldy Property from Eurasian (the "Turgeldy Agreement"). Terms of the Turgeldy Agreement include an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration licence, with Eurasian retaining a 1% Net Smelter Return royalty. The Company has up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. If the Company exercises the Turgeldy Option, but later decides to abandon the Turgeldy Property, Eurasian retains the right to have the property title transferred back at its own expense and with no further obligation to the Company. The Turgeldy Licence was issued to Altyn Minerals on May 12, 2005, for an initial period of two years.

The Company's registered office is located at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The Company's head office is located at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9. The contact person is Douglas Turnbull. The telephone number is (604) 688-4110 and the facsimile number is (604) 688-4169. The Company does not have a registered agent in the United States.

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

Effective November 18, 2005, the Company's common stock commenced trading on the Frankfurt Stock Exchange Open Market under the symbol "C8M".

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

From March 2001 until March 2004, the Company's focus was on its oil and gas interests, which consisted solely of the operations of CalEx. On December 18, 2002, the Company entered into a purchase and sale agreement with PNP Petroleum Inc. ("PNP"), a private corporation at arm's-length to the Company, whereby the Company acquired a 3% net working interest (2.360825% net revenue interest) in certain oil and gas leases known as the West Ranch Field. To acquire its interest the Company funded US $43,500 of initial development costs. During the 2003 fiscal year the Company commenced principal operations from the Texas interest and was no longer considered a development stage company. Pursuant to a purchase and sale agreement dated March 1, 2004, the Company sold its 3% net working interest in the West Ranch Field to Westport Petroleum, Inc. ("Westport"), a private corporation at arms-length to the Company, for $89,814 (US $67,000) cash.

On May 31, 2004, the Company abandoned CalEx and no longer holds any oil and gas interests. As of the date of this annual report the Company does not hold any interest in oil and gas leases.

During the period May 2004 until March 2005, the Company assessed acquisition and joint venture opportunities in both the oil and gas and mineral extraction industries.

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

Pursuant to the Formal Agreement, the Company acquired 724 BC through a share for share exchange between the Company and the shareholders of 724 BC pursuant to which the Company issued to the shareholders of 724 BC an aggregate of 3,700,100 common shares of the Company in exchange for all of the outstanding shares of 724 BC. As a result, 724 BC became a wholly-owned subsidiary of the Company. Completion of the Centrasia Acquisition resulted in the Company effectively becoming involved in the acquisition and exploration of mineral properties in the Kyrgyz Republic, through BMC and the Company's obligation to provide funds to BMC in exchange for ownership interests in BMC. The Centrasia Acquisition was conducted on an arm's length basis. See "Item 4. Information on the Company - Business Overview - Kantanna Option" and "Item 4. Information on the Company - Business Overview - Principal Properties - Bulakashu Property."

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

         (e) Marsa transferred its interests in all prior subsisting agreements between BMC, Marsa, Magellan Gold (BVI) Inc. ("Magellan (BVI)"), and the Company to Kantanna and also transferred its 100% participating interest in BMC to Magellan
                  (BVI). See "Item 4. Information on the Company - Organizational Structure."

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, a Kyrgyz limited liability company, from Marsa, also a privately owned Kyrgyz company. The Marsa Option was subsequently replaced by the Kantanna Option, effective January 6, 2006, as described below.

KANTANNA OPTION

Pursuant to an option agreement dated January 6, 2006 between BMC, Marsa, Magellan (BVI), the Company and Kantanna (the "Kantanna Option"):

o Marsa transferred its interest in all prior subsisting agreements between the parties to Kantanna.

o        Marsa  transferred its 100%  participating  interest in BMC to Magellan
         (BVI).

o In consideration for Marsa (on behalf of Kantanna) causing BMC to acquire a new mineral exploration property located at Kyrgyz Republic, Issyk-Kul province, Aksu region (the "Eastern Sary-Jaz Property"), the Company has issued 200,000 shares to Kantanna on September 22, 2006.

o BMC now holds the Bulakashu Property in trust for Kantanna. In order for BMC to acquire a 100% beneficial ownership of the Bulakashu Property, the Company has done and must do the following:

         1. issue an aggregate 1,025,000 shares in the capital of the Company as follows:

                  -------------------------------------------------------------
                  ISSUED OR TO BE ISSUED                                NO. OF
                  ON OR BEFORE               DETAILS                  SHARES
                  -------------------------------------------------------------

                  September 14, 2005       Issued to Marsa              200,000
                                           (transferred
                                           subsequently to
                                           Kantanna)
                  -------------------------------------------------------------
                  January 2, 2006          Issued to Marsa              200,000
                                          (transferred
                                           subsequently to
                                           Kantanna)
                  -------------------------------------------------------------
                  December 31, 2006        Issuable to Kantanna         250,000
                  -------------------------------------------------------------
                  December 31, 2007        Issuable to Kantanna         375,000
                  -------------------------------------------------------------
                  Total:                                              1,025,000
                  =============================================================


         2.       paid an aggregate US $120,000 to Marsa as follows:

                  -------------------------------------------------------------
                  PAID ON OR BEFORE                                      US $
                  -------------------------------------------------------------
                  January 2, 2005                                       $40,000
                  -------------------------------------------------------------
                  September 1, 2005                                     $40,000
                  -------------------------------------------------------------
                  January 2, 2006                                       $40,000
                  -------------------------------------------------------------
                  Total:                                               $120,000
                  =============================================================

         3. fund mineral exploration and development programs on the Bulakashu Property by incurring Mining Expenditures in the following total amounts during the following periods:

                  -------------------------------------------------------------
                  MINING EXPENDITURES INCURRED DURING                    AMOUNT
                  -------------------------------------------------------------

                  Calendar 2004 (incurred)                          US $110,000
                  -------------------------------------------------------------
                  Calendar 2005 (incurred)                          US $160,000
                  -------------------------------------------------------------
                  Calendar 2006                                     US $690,000
                  -------------------------------------------------------------
                  Calendar 2007                                     US $650,000
                  -------------------------------------------------------------
                  Calendar 2008                                     US $750,000
                  -------------------------------------------------------------
                  Total:                                          US $2,360,000
                  =============================================================

o As a result of the making of the said share and cash payments on or before January 2, 2006 and incurring of the 2004 and 2005 Calendar Year Mining Expenditures, BMC has earned a 10.5% beneficial interest in the Bulakashu Property. It shall earn additional interests as follows:

         -----------------------------------------------------------------------
                                                                   BENEFICIAL
                                                                INTEREST EARNED
                                                                IN THE BULAKASHU
         EVENT                                                       PROPERTY
         -----------------------------------------------------------------------

         Initial beneficial interest that BMC has
         earned to date (as referred to above)                         10.5%
         -----------------------------------------------------------------------
         Upon the making of the share issuance to be
         made on or before December 31, 2006 and the
         incurring of the 2006 Calendar Year
         Mining Expenditures                                           27.0%
         -----------------------------------------------------------------------
         Upon the making of the share issuance to be
         made on or before December 31, 2007 and the
         incurring of the 2007 Calendar Year
         Mining Expenditures                                           30.0%
         -----------------------------------------------------------------------
         Upon the incurring of the 2008 Calendar
         Year Mining Expenditures                                      32.5%
         -----------------------------------------------------------------------
         TOTAL BENEFICIAL INTEREST EARNED                             100.0%
         =======================================================================

o At such time as BMC has defined on the Bulakashu Property an indicated reserve (as defined by JORC or CIM reserve standards) of not less than 300,000 ounces of gold, the Company will initiate a pre-feasibility study as a possible pre-cursor to production. If Kantanna desires to initiate a pre-feasibility study of the Bulakashu Property it may do so at any time, at its sole cost and expense.

Both Marsa and Kantanna are private companies controlled by Mr. Oleg Kim a director of the Company. The consideration paid and to be paid under the Kantanna Option to Marsa and Kantanna was determined by arm's length negotiations prior to Mr. Kim becoming a director of the Company.

Pursuant to a loan agreement (the "Loan Agreement") among Marsa, Aitas Mining Corp. ("Aitas"), BMC and 724 BC dated September 24, 2004, as amended on January 18, 2005, 724 BC advanced the amount of US $110,000 (the "Principal Amount") to BMC (the "BMC Loan") for the purpose of completing the geological appraisal of the Bulakashu Property.

In accordance with the Loan Agreement, Marsa executed a guarantee agreement (the "Guarantee") dated July 8, 2005 in favour of 724 BC, which guaranteed the repayment of the BMC Note and any further amounts that the Company advanced to BMC pursuant to the terms of the now terminated Marsa Option. In addition, Marsa and 724 BC entered into a pledge agreement (the "Pledge Agreement") dated July 8, 2005, pursuant to which Marsa pledged to 724 BC all of its participating interest held by Marsa in BMC (the "Pledged Interest"). Pursuant to the Kantanna Option, the Guarantee and Pledge Agreement were terminated upon the transfer of 100% of Marsa's participating interest in BMC to Magellan (BVI).

Pursuant to the Kantanna Option (1) the BMC Loan was deemed to be used for the purpose of incurring Mining Expenditures on the Bulakashu Property and therefore is no longer due and owing and the Loan Agreement is thus terminated, and (2) the Guarantee and the Pledge Agreement were terminated.

As of the date of this annual report, the Company's main asset is its ownership of BMC. BMC is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts expended by BMC in connection with the exploration of its property interests is dependent upon the discovery and exploitation of economically recoverable reserves, confirmation of BMC's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to conduct exploration activities and advance properties beyond the exploration stage, and future profitable activities on the properties or proceeds from the disposition thereof.

The main assets of BMC are:

(i) the Bulakashu Licence (formerly referred to as the BMC Licence) which permits the exploration of the Bulakashu Property. Pursuant to the Bulakashu Licence, BMC obtained a licence from the State Agency for Geology and Mineral Resources of the Government of the Kyrgyz Republic that provides BMC with the right to conduct geological research of basic and placer gold in the Bulakashu area of the Kyrgyz Republic, excluding the following gold alluvial placer licences: Upper Karabulak,

         Lower Karabulak, Upper Tokailu and Lower Tokailu. BMC concurrently negotiated the size of the property to be explored and the terms of an exploration licence agreement with the Geology Agency. The Licence Agreement is an integral part of the Bulakashu Licence and determines the exploration expenditures to be incurred by BMC on the Bulakashu Property and provides details of the proposed work program.

         The Bulakashu Licence was issued for a term until December 31, 2005 and can be extended for up to ten years subject to the approval of the State Agency for Geology and Mineral Resources under the Government of the Kyrgyz Republic ("Geology Agency") and provided that BMC is in compliance with the terms of the Licence Agreement. BMC fulfilled the commitments of the Licence Agreement, and consequently, the Bulakashu Licence and Licence Agreement was renewed in 2006 for a period of four years. See "Item 4. Information on the Company - Business Overview". However, the Law of the Kyrgyz Republic on "Subsoil" dated July 2, 1997 No. 42 (as last amended on February 4, 2002) does not provide for any automatic procedure for renewal or obtaining of an exploration licence after this period has expired. There can be no assurance that the Bulakashu Licence will be renewed. If the Bulakashu Licence is not renewed, the Company's investment in the Bulakashu Property may be worthless. BMC fulfilled its obligations laid out in the 2005 Licence Agreement with the Geology Agency and as a result, the Bulakashu licence was extended until December 31, 2006.

         Each year, BMC is required to prepare and submit a report to the State Agency for Geology and Mineral Resources under the Government of the Kyrgyz Republic (the "Geology Agency") to confirm that BMC has complied with the terms of the licence agreement. Upon approval by the Geology Agency, extensions to the Bulakashu Licence and Licence Agreement may be applied for an annual basis, up to a maximum of ten years. Provided BMC is in compliance with the terms of the Licence Agreement, BMC is required to pay to the Geology Agency approximately US $7 in payment of the Geology Agency's services associated with the application to extend the Licence Agreement. At the end of each annual licence period, the Geology Agency may require that areas of the licence which have been prospected and deemed to not be of interest by the licencee be relinquished by BMC. BMC, as the licence holder, determines which areas are to be relinquished; however, BMC may have to relinquish areas which BMC wishes to retain.

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

(ii) the Eastern Sary Jaz Licence, which was issued to BMC on November 14, 2005, giving BMC the exclusive rights to explore the Eastern Sary Jaz Property for an initial period of two years, and renewable up to a period of ten years. The Eastern Sary Jaz Property is without known reserves as defined by Guide 7 or NI 43-101 and all current and historic work on Eastern Sary Jaz has been exploratory in nature. The Eastern Sary Jaz Property was acquired by the Company based on its favorable geological and structural setting for hosting gold mineralization. The Company's 2006 Licence agreement with KSAG required that a minimum of US $80,000 be spent on the Eastern Sary Jaz Property by December of 2006 and a further US $305,000 by December of 2007. The Company has met this commitment for 2006 and pending approval of its 2006 expenditures by the KSAG, the Company anticipates that the Eastern Sary Jaz Licence will be renewed for 2007.

(iii) the Kokjar Licence, which was issued to BMC on February 10, 2006 giving BMC the exclusive rights to explore the Kokjar Property for an initial period of two years, and renewable up to a period of ten years. The Kokjar Property is without known reserves as defined by Guide 7 or NI 43-101 and all current and historic work on Eastern Sary Jaz has been exploratory in nature. The Kokjar Property was acquired by the Company based on its favorable geological and structural setting for hosting gold mineralization. Although the KSAG granted the Company an exploration licence for the Kokjar Property, the Company's proposed 2006 exploration program for the Kokjar Property was not approved by the KSAG, and the Company did not enter into a licence agreement with KSAG that specified any work commitment for Kokjar in 2006. As a result the Company did not conduct any exploration work or incur any expenditures on the Kokjar Property in 2006. The Company is currently negotiating with the KSAG to obtain approval for a proposed 2007 exploration program.

(iv) the Turgeldy Option, entered into by the Company in August 2006, is an agreement to acquire a 100% interest in the Turgeldy Property from Eurasian Minerals Inc ("Eurasian"). Terms of the agreement include an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration licence, with Eurasian retaining a 1% Net Smelter Return royalty. The Company has up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. If the Company exercises the Turgeldy Option, but later decides to abandon the Turgeldy Property, Eurasian retains the right to have the property title transferred back at its own expense and with no further obligation to the Company. The Turgeldy Licence was issued to Altyn Minerals LLC, a wholly owned subsidiary of Eurasian, on May 12, 2005 for an initial period of two years.

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

GOVERNMENT AND POLITICAL FACTORS

The Kyrgyz Republic is a former constituent republic of the Soviet Union. The country declared its independence from the Soviet Union in 1991 and became a member of the Commonwealth of Independent States (the "CIS"), and has overall been a politically-stable constitutional democracy. Since independence, the nation has undertaken substantial economic and political reforms, such as introducing an improved regulatory system and land reforms, and undergone a transition to a market-orientated economy. The Government and international financial institutions have also engaged in comprehensive medium-term poverty reduction and economic growth strategies.

In March 2005, the former 105 member two-chamber parliament ceased to exist and was replaced by a one chamber parliament approximately half its current size. The new one-chamber parliament has broader constitutional powers, with certain powers being relinquished to it by the President. These changes were made pursuant to constitutional referendums which were conducted in 2003. On July 10, 2005 Kurmanbek Bakiyev was elected as the country's new president. Mr. Bakiyev had been serving as the interim President of Kyrgyzstan since protests in March of 2005 forced the departure and subsequent resignation of former president Askar Bakiyev in March 2005. The President was elected for a five-year term. In late October of 2006, protesters critical of the Bakiyev government took to the streets in Bishkek, the nation's capital, calling for the President to agree to a new constitution that would curb his power. Many protestors believed that Bakiyev should resign his post. Tensions rose when groups supporting the President clashed with opposing groups in the main square in Bishkek on November 7, 2006. The situation soon calmed as the President signed a new constitution on November 9, 2006, that reduced his power, and increased that of parliament.

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

ECONOMIC FACTORS, EXCHANGE CONTROLS AND REGULATION OF BUSINESS

The national currency of the Kyrgyz Republic, the Som, is freely convertible into U.S. dollars within the Kyrgyz Republic at a floating exchange rate and has remained relatively stable over the last four years. The Kyrgyz economy, although still recovering from the post-Soviet collapse and substantially lagging in foreign investment when compared with its oil-rich neighbors Kazakhstan and Uzbekistan, exhibited positive economic signs in 2004, with an inflation rate of 2.8% and gross domestic product ("GDP") growth of 7.1% in the same year. However, the political problems in 2005, along with decreased foreign investment and slowing metals production, caused a 0.6% contraction in 2005 GDP. The Kyrgyz Republic was the first former CIS state to be accepted as a member of the World Trade Organization and one of the first to receive financial support from the International Monetary Fund ("IMF"). Further restructuring of domestic industry and success in attracting foreign investment are seen as keys to future growth. The IMF has forecast real GDP growth of 5% for 2006.

RELEVANT KYRGYZ LAW AND THE INVESTMENT AGREEMENT WITH THE GOVERNMENT OF THE KYRGYZ REPUBLIC

The laws of the Kyrgyz Republic that are most relevant to the Company's activities are the law of March 27, 2003, "On Investments in the Kyrgyz Republic" (the "Investment Law") and the law of March 6, 1992, "Law on Concessions and Foreign Concession Enterprises in the Kyrgyz Republic" (the "Concessions Law").

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

EXPENDITURES AND DISPOSITIONS

During fiscal 2006 the Company recorded a total of $803,386 on the acquisition and exploration of its mineral interests comprising of: (i) issuance of a total of 400,000 common shares of its share capital, at a fair value of $230,000, and payment of $46,440 (US $40,000) under its commitments under the option commitments for the Bulakashu Property; (ii) $369,398 attributable to mineral interests on cash advances made to BMC prior to completion of the Kantanna
Option, and (iii) $133,654 for exploration incurred on exploration on the Bulakashu Property and $23,894 for exploration on other properties. No direct mineral interest activities occurred in fiscal 2005 or 2004. During fiscal 2005, the Company advanced $268,346 to BMC.

No dispositions occurred during fiscal 2006, 2005 or 2004.

SALES AND REVENUE DISTRIBUTION

The Company did not generate any sales or revenue during fiscal 2006, 2005, or 2004.

Total interest income reported for fiscal 2006, 2005 and 2004, were as follows:

                                         --------   --------    --------
                                            2006      2005        2004
                                         --------   --------    --------
         Interest Income                 $ 19,455   $    Nil    $    Nil
                                         --------   --------    --------
         Total Interest Income           $ 19,455   $    Nil    $    Nil
                                         ========   ========   =========

PLAN OF OPERATION

The Company has completed its summer field program and is currently initiating a drill program on its Bulakashu Property in Kyrgyzstan. The drill program is part of the phase 2 program that was recommended in the technical report from 2005. The phase 1 program was initiated in 2005 and carried over and completed in the summer of 2006. Based on favourable results from the Severny and Karabulak prospects on the Bulakashu property, the Company has elected to drill test several targets that were defined during the phase 1 program. It is estimated that the cost of this program will be $400,000. The fall drill program will be weather dependent, but the Company hopes to complete the bulk of the program by December 15, 2006.

The Company has completed its summer exploration activities on Eastern Sary Jaz and Turgeldy. Data from the summer exploration program will be compiled this winter in preparation for the 2007 exploration program.

The Company's management and technical staff maintains an ongoing review of exploration projects and opportunities worldwide, but primarily in Kyrgyzstan, Kazakhstan and Russia. Pending the outcome of these property reviews and evaluations, the Company may decide to pursue and acquire additional mineral properties that it feels would add significant value to the existing asset base of the Company. Any new property evaluations that require intensive technical due diligence or future property acquisitions would require the Company to seek additional financing.

Depending on the level of the Company's activities, it may be necessary for the Company to hire additional administrative and/or technical staff on a part time or temporary basis.

As at October 31, 2006, the Company had working capital of approximately $400,000. Management recognizes that these funds will be insufficient to cover the cost of its operations for the next twelve months and it will be necessary to seek additional financing.

Management estimates that it will require funds for the following purposes within the next twelve months:

-------------------------------------------------------------------------------
PRINCIPAL USE OF FUNDS                                 US $(3)         CDN $
                                                                   EQUIVALENT(3)
-------------------------------------------------------------------------------

Completion of 2006 Exploration program at
   Bulakashu (1)(2)                                     $500,000       $570,000
-------------------------------------------------------------------------------
Estimated  2007 work  commitments  on Bulakashu,
   Eastern Sary Jaz,  Kokjar and Turgeldy (1)(2)      $1,150,000     $1,310,000
-------------------------------------------------------------------------------
Property Evaluation/Due Diligence costs (1)(2)          $250,000       $285,000
-------------------------------------------------------------------------------
General and Administrative Expenses for the
   Next 12 Months                                       $600,000       $684,000
-------------------------------------------------------------------------------
                                     TOTAL            $2,500,000     $2,850,000
===============================================================================

(1) See "Item 4. Information on the Company - Principal Properties - Bulakashu Property."
(2) See "Item 4. Information on the Company - Business Overview - Kantanna Option."
(3)  Converted at Cdn $0.88 = US $1.00.

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

Technical information provided herein for the Bulakashu Property is based upon information derived from the results of the Company's 2006 exploration program and information contained in a report (the "Technical Report") entitled "The Bulakashu Property, The Bulakashu Mining District, Chui Oblast, Kyrgyzstan" dated June 15, 2005, prepared by APEX Geoscience Ltd. ("APEX"). The Technical Report was prepared for 724 BC in compliance with NI 43-101 for submission as an independent technical report to the TSX-V, the British Columbia and the Alberta Securities Commission in connection with the Company's Management Proxy Circular and the Centrasia Acquisition.


The Technical Report was prepared by Mr. Dean J. Besserer, B.Sc., P.Geol. of APEX, as the responsible Qualified Person. The technical information contained in this annual report with respect to the Bulakashu Property has been summarized from the Technical Report.


Data used in the compilation of the Technical Report came from many sources and time periods before the author's involvement. Other than for the purpose of conveying the history of all exploration work at the Bulakashu Property, references to historical data cannot be verified and therefore were not relied upon other than a general indication of the presence and style of mineralization on the Bulakashu Property. For example, many of the reports used to prepare the Technical Report, were prepared under the supervision of and to the specifications of the Department of the Kyrgyz SSR, prior to Kyrgyzstan's independence or by the Kyrgyz State Agency on Geology and Mineral Resources, after independence. Management believes, the manner in which most of the data was collected and presented was reasonable by current standards and unless specified should be considered reliable. The format of more recent reports compiled by the staff of BMC and Marsa do not comply with NI 43-101 standards, however, Mr. Besserer had no reason to believe that the information and observations contained within those reports were not accurate.


The companies exploration programs are carried out under the direction of the Company's Qualified Person and Vice President of
Exploration, Dr. William Tafuri

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

                         GAPHIC OMITTED GRAPHIC OMITTED

              [Map prepared by APEX Geoscience Ltd. dated June 2005 showing the location of the Bulakashu Property in Kyrgyzstan.]

     To view map please visit the Company's website: www.centrasiamining.com

The Bulakashu Property is defined by Licence No: AP 48 issued by the State Agency on Geology and Mineral Resources of the Kyrgyz Republic ("KSAG") and comprises 240 km(2) in size. The boundary of the Bulakashu Licence area is defined by the following coordinates on the following map:


         Corner            North Latitude            East Longitude

         1                 42.381                    73.616

         2                 42.385                    73.907

         3                 42.294                    73.908

         4                 42.291                    73.618

The Bulakashu exploration licence (originally referred to as the BMC Licence in the Company's 2005 20-F filing) was issued on March 28, 2005 for a 4-year period; subject to the Company fulfilling it's 2006 licence agreement commitments with the KSAG. The exploration licence is renewed annually and can be extended for up to ten years subject to the approval of the KSAG and provided that BMC is in compliance with the terms of the Licence Agreement or any further licence agreements. Kyrgyz Subsoil Law does not provide for any automatic procedure for renewal or obtaining of an exploration licence after this current licence period has expired. See "Item 4. Information on the Company - Business Overview - Business of BMC."


                         GAPHIC OMITTED GRAPHIC OMITTED

       [Geologic Map prepared by APEX Geoscience Ltd. showing the geology and prospect location for the Bulakashu Mining District dated June 2005]

     To view map please visit the Company's website: www.centrasiamining.com

The Bulakashu Licence is a contiguous licence and is the subject of the Kantanna Option.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Bulakashu Property is accessed by driving on paved roads westerly from Bishkek to Kara Balta on highway M39 and then south from Kara Balta on highway M41 (the Bishkek to Osh highway) for about 120 km. A 5 km dirt road of varying quality leads westerly from Highway M41 to the center of the Bulakashu Property.

The region experiences long cold winters and cool summers. Based on long-term observations at the Tuya Ashu weather station, at an elevation of 3,586 m, the average annual temperature is -3.2(degree)C, with lowest average temperatures in January (-12.8(degree) C) and highest in July (+8.5(degree) C). Sustained subzero temperatures last from November to March inclusive. Snowfall can be expected from November to May. There are no glaciers or permanent snowfields within the Bulakashu Property. Avalanches are common throughout the area. Average annual precipitation is 855 mm, of which approximately 613 mm falls during the warm period from April to October. Highway M39 is kept open year round because it provides the main access to Osh from Bishkek. Highway M41, the Bishkek to Osh highway, cuts the eastern edge of the Bulakashu Licence area. A power line runs through the east edge of the Bulakashu Property with the closest established sub-station at Tuya Ashu.

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

Any necessary local labor will likely come from Kara Balta, Susdmir, or Sosnovka. Kyrgyzstan has a 98 percent literacy rate and mining is a common profession. Kara Balta is 60 km to the north and is the closest large city and railhead.

Initially, the field season should be limited to the snow free months. There may be some weather caused delays if the project progresses past the exploration stage but any future production should not be effected any more than similar mines in severe climates.


Access to the Bulakashu Property is excellent. A paved, year round, highway crosses the property from which the main exploration camp at Bulakashu is accessed by a five-kilometre dirt road. A 35-kilovolt power line runs through the east edge of the Bulakashu Property. The climate is of the extreme continental type with long cold winters and cool summers. Snow may come as early as November and stay on the ground, at the lower elevations, until May. There are no glaciers or permanent snowfields within the Bulakashu Property and avalanches are common throughout the area in the winter and early spring.

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

There are two identified types of hard rock mineral occurrences in the Bulakashu district: greenstone/mafic volcanic hosted gold deposits and porphyry copper/gold deposits. Gold occurs within small discontinuous quartz veins and quartz vein stockworks in sheared greenstones in complex structural settings. These deposits are remarkably devoid of other metals and the gold often occurs as free gold.

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

In 1958, gold bearing outcrops were found at Karabulak, Bulakashu, Altyn-Masha and the placer gold content of Tokailu creek and the Karabulak river valley was discovered (Yarushevsky ET AL., 2003; Maximov, ET AL., 1960).

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

         ------------------------------------------------
         TRENCH            INTERVAL (M)        GOLD (G/T)
         ------------------------------------------------
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

During the period from 1981 to 1983 further reconnaissance studies of the Bulakashu district were completed by Soviet geologists, with the purpose of collecting additional information in order to initiate new exploration and evaluation work. At the Karabulak prospect, 23 trenches were dug and five outcrops were cleared. Like many researchers before, the Soviet geologists also came to the conclusion that, at deeper levels, Karabulak had high economic potential (Yarushevsky ET AL., 2003; Supambaev ET AL., 1984). In 1984 and 1985 the same crew of Soviet geologists continued to explore the Bulakashu district for porphyry copper deposits. This resulted in finding several large low-grade porphyry copper/gold occurrences with grades from surface sampling ranging from ..02 to 0.25 % Cu and locally 2.0 g/t gold. Work was discontinued due to the low grade of the deposits and the steep topography that would have made mining uneconomic under Soviet guidelines (Yarushevsky ET AL., 2003; Supamanbaev,
1986).

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

SEVERNY COPPER/GOLD PROSPECT

Mineralization at Severny is hosted in a multi phase granodiorite/monzonite/diorite intrusive complex with the best grades occurring in intrusive breccias within the granodiorite body. The deposit has been described as a porphyry copper but porphyritic textures are not ubiquitous and most of the observed rock was nearly equigranular. Mineralization consisted of very fine chalcopyrite with spotty occurrences of galena. Very fine grained pyrite was ubiquitous. Oxidation was almost absent and only traces of malachite were seen.

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

During the summer of 2002, Marsa re-sampled many of the trenches at the Karabulak prospect and re-evaluated the Karabulak placer deposit. During 2003, column leach tests were conducted on the assay sample rejects from the 2002 sampling and production started at the placer deposit (the placer deposits and mining rights are excluded from the Bulakashu licence). In 2004, Marsa established BMC as a separate company and transferred the Bulakashu exploration licence into BMC. BMC drilled four core holes at the Karabulak gold prospect in the fall of 2004. As well, during 2004, Dr. William Tafuri, the Company's Vice President of Exploration and a Qualified Person, visited the Bulakashu Property to monitor the drill program at Karabulak and evaluate the Otradny gold prospect and the Severny copper/gold prospect. In total, Dr. Tafuri collected 10 rock samples during 2004.

KARABULAK GOLD PROSPECT

From 2002 to 2005, most of the exploration on the Bulakashu Property has been focused at the Karabulak prospect. During 2004 and 2005, more than US $110,000 was spent on the Bulakashu Property, entirely on the Karabulak prospect by BMC.

The author of the Technical Report, Mr. D. Besserer, visited the Karabulak prospect on May 19, 2005. In total, three core samples and two rock grab samples were collected. The results are summarized in the table below. The samples collected from the core closely replicate those results obtained by BMC. One grab sample from one of the historic trenches, trench K1 assayed 171 g/t gold and contained abundant visible gold in a silicified, propylitic altered mafic volcanic.

                   APEX GEOSCIENCE LTD. - ROCK SAMPLE RESULTS

--------------------------------------------------------------------------------------------------------------
SAMPLE ID         LOCATION                        GOLD VALUE     DESCRIPTION
                  (UTM EASTING/NORTHING)           (g/t AU)
--------------------------------------------------------------------------------------------------------------

05DBP050          Drill  hole 5.  Mr.  Besserer       8.7        Replicate  sample of halved  core from  drill
                  did  not   visit   the  drill                  hole  5;  29-30m   interval   sampled   which
                  collar.                                        contains 11.45 g/t Au from BMC work
--------------------------------------------------------------------------------------------------------------
05DBP051          Drill hole 4.  Collar at:           8.88       Replicate  sample of halved  core from  drill
                  Zone43T 0399306E/ 4685009N                     hole  4;  30-31m   interval   sampled   which
                  (WGS 84)                                       contains 8.14 g/t Au from BMC work
--------------------------------------------------------------------------------------------------------------
05DBP052          Drill hole 4.                       1.74       Replicate  sample of halved  core from  drill
                  Collar at:                                     hole  4;  31-32m   interval   sampled   which
                  Zone43T 0399306E/ 4685009N                     contains 1.63 g/t Au from BMC work
                  (WGS 84)
--------------------------------------------------------------------------------------------------------------
05DBP053          Zone43T 0399397E/ 4685103N         17.0        Composite  rock grab sample at adit  entrance
                  (WGS 84)                                       of  silicified,   propylitic   altered  mafic
                                                                 volcanic  with  moderate to weakly  developed
                                                                 quartz  stockwork.   3-5%  pyrite.  Thrusting
                                                                 is visible here.
--------------------------------------------------------------------------------------------------------------
05DBP054          Zone43T 0399301E/ 4685025N         171.0       Composite  rock  grab  sample  at trench 1 to
                  (WGS 84)                                       test  mineralization and replicate results of

                                                                  Soviet  era  sampling  and  724 BC  sampling
                                                                 (sample   1).   Intensely   silicified   and
                                                                 chloritized mafic volcanic. Abundant visible
                                                                 gold.  In  old  trench.
--------------------------------------------------------------------------------------------------------------

* Samples were analyzed at Alex Stewart and Environmental Laboratories Ltd. in Kara-Balta. All samples are from the Karabulak Prospect

In September 2004, Dr. Tafuri examined the Karabulak prospect and compared the Soviet era geologic maps and notes to what was observed on the ground and found the agreement to be very good. There were some differences in interpretation of the geology, especially specific to structure, but the trench and adit locations were confirmed. No attempt was made to go underground because of the lack of proper safety equipment. Dr. Tafuri did limited re-sampling of a high-grade interval in trench K1. The exact interval sampled by the Soviet workers and later by Marsa could not be identified because weathering had destroyed the identifying marks. However, samples taken in the same trench at approximately the same interval yielded high gold values. In Trench 1, three one-meter chip samples were taken over approximately the same interval that a 1-meter Soviet era sample yielded 122 g/t gold assay. Samples 1-3 yielded assays ranging from
3.62 g/t gold to 42.9 g/t gold over 1 meter. While not as spectacular as the original Soviet era sample, management believes the new samples confirm that there is significant gold mineralization in the zone that was originally sampled.

No airborne and/or ground geophysical surveying has been conducted within the Bulakashu Property before 2005.

OTHER PROSPECTS

During 2004, Dr. Tafuri examined the Severny prospect and found the agreement between the geology and the old data to be very good. The alteration and mineralization was found to be as described and the trenches were in the proper locale from historic results. No identifying marks could be found for either the trench or sample numbers from the historic exploration. Four samples were collected from what appeared to be typically mineralized rocks from zones that were described in the historic reports. The samples returned assays up to 3.78 g/t gold, 154.9 g/t silver and 0.78% copper and management believes they confirm that there is significant gold and copper mineralization in the zone that was originally sampled. No exploration has been conducted on the Severny prospect by the Company.

Dr. Tafuri examined the Eastern extension of the Otradny prospect, as well. No historic sample data from this prospect has been discovered. In total, three rock chip samples were collected which were not considered anomalous with respect to gold and/or copper. The following table provides the results of the rock chip samples.

--------------------------------------------------------------------------------
SAMPLE       AU        AG        CU       PB         PROSPECT           SAMPLE
  #         g/t       g/t       ppm      ppm
--------------------------------------------------------------------------------

  1        42.9      <1.0       118       19         Karabulak          1m, chip
--------------------------------------------------------------------------------
  2        41.9       1.2        11        7         Karabulak          1m, chip
--------------------------------------------------------------------------------
  3         3.62     <1.0        23       <3.5       Karabulak          1m, chip
--------------------------------------------------------------------------------
  4         4.08     30.1      2007    12200         Severny            1m, chip
--------------------------------------------------------------------------------
  5         0.35      2         772     1891         Severny            1m, chip
--------------------------------------------------------------------------------
  6         3.78    154.9      7831    66330         Severny            grab
--------------------------------------------------------------------------------
  7         0.97     38.8      2349    23020         Severny            4m, chip
--------------------------------------------------------------------------------
  8        <0.05     <1.0        17       55         Otradny            3m, chip
--------------------------------------------------------------------------------
  9        <0.05     <1.0        13       21         Otradny            4m, chip
--------------------------------------------------------------------------------
 10        <0.05     <1.0        18       91         Otradny           15m, chip
--------------------------------------------------------------------------------
* Samples were analyzed at Alex Stewart and Environmental Laboratories Ltd. In Kara-Balta. No GPS coordinates were recorded.

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

Soviet era reports refer to three mineralized zones. Dr. Tafuri only witnessed one zone, about 100 meters wide, with pinching and swelling areas of alteration/mineralization within it. Also, historic geologic maps show the mineralization to be cut off by a fault which was not evident from the field visit conducted by Dr. Tafuri. Marsa has conducted no exploration at Otradny.

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

SUMMARY OF RESULTS - 2004 DRILLING AT THE KARABULAK PROSPECT

--------------------------------------------------------------------------------------------------
DRILL       LOCATION             INTERVAL      ELEVATION, AZIMUTH, DIP      INTERVAL       GOLD IN
HOLE                             FROM          AND TOTAL DEPTH OF HOLE      SAMPLE          G/T OR
                                 M TO M                                     LENGTH IN        PPM
                                                                            METERS
--------------------------------------------------------------------------------------------------

02-04       63296.05 68917.13    57-58         3049.4m, 330, -10, 137.1m       1             1.30
                                 60-66         As above.                       6             1.07
            63223.23             100-101       As above.                       1
            68881.05                                                                         0.57
--------------------------------------------------------------------------------------------------
03-04       63317.95             9-13          3074.19m, 330, 5, 140.7         4
            68937.61                                                                         8.09
--------------------------------------------------------------------------------------------------
04-04       63317.95             29-60         3050.23m, 330, -3, 136.3       31
            68937.61                                                                        *2.28
                                 63-64         As above.                       1             0.75
                                 66-67         As above.                       1             0.76
                                 69-70         As above.                       1             0.79
                                 120-121       As above.                       1             0.88
                                 133-134       As above.                       1             4.46
--------------------------------------------------------------------------------------------------
05-04       63177.31             4-5           3097.41m, 330, 8, 143.5m        1
            68861.39                                                                         0.84
                                 7-8           As above.                       1             0.52
                                 12-14         As above.                       2             1.28
                                 15-16         As above.                       1             0.56
                                 20-22         As above.                       2             0.70
                                 25-30         As above.                       5           **4.61
                                 32-33         As above.                       1             0.53
                                 72-73         As above.                       1             0.50
                                 104-105       As above.                       1             0.75
--------------------------------------------------------------------------------------------------

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

MINERAL RESOURCE ESTIMATES

There are no NI 43-101 or Guide 7 compliant resource estimates made for any of the prospects in the licence area which is the subject of the Bulakashu Licence.

FUTURE WORK - RECOMMENDATIONS FROM THE TECHNICAL REPORT

Based on the known gold and copper-gold occurrences, favourable structural settings, alteration and geology, the Company believes the Bulakashu Property has potential to host large scale, orogenic/structurally hosted gold deposits and possibly porphyry style copper-gold deposits and an aggressive comprehensive exploration program was warranted. The Company decided that it would initiate the recommended exploration program proposed in the 2005 technical report. The two phase exploration program proposed in the technical report included a regional data compilation of all known geology, geophysics and sample data. This was to be followed by additional surface sampling and ground geophysics at Karabulak in order to define drill targets for Phase 2 and evaluation of all other known gold and copper/gold occurrences on the Bulakashu Property. Additional work was also proposed to evaluate the other gold and copper gold showings on the property and included prospecting, rock grab, continuous channel or rock chip sampling to determine the potential size, grade and mineralizing controls at each occurrence as a pre cursor to the Phase 2 follow-up exploration. The total estimated cost of the Phase 1 program was estimated to be $200,000. The recommended Phase 1 was designed to follow-up exploration at priority gold occurrences discovered and/or advanced in the Phase 1 program.
Depending on prior work at particular showings, follow-up exploration would include but will not be limited to: drilling (Karabulak); rock grab; continuous channel and chip sampling; geophysical surveying; prospecting; gridding and mapping. The cost to complete the Phase 2 exploration would be contingent on the results from Phase 1 and could not be estimated at the time of the completion of the technical report.

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

The recommended Phase 1 program was initiated at the end of August 2005. All exploration work on the property is conducted under the supervision of Dr. William Tafuri, the Company's Vice President of Exploration and a Qualified Person. All exploration work on the Bulakashu Property is carried out staff employed by BMC.

The recommended Phase 1 exploration program on the Bulakashu Property commenced in mid September of 2005. Due to the late start of the Phase 1 program and deteriorating fall weather conditions, field crews initially focused on a number of prospective gold and copper prospects at higher elevations, leaving the detailed sampling program for the Karabulak Prospect (located at a relatively lower elevations) until the end of the field season. A total of 604 surface grab and chip samples were collected and submitted for analyses. Additionally, a 112 line kilometre, 100 metre line spaced, ground magnetic survey was completed covering a 11 square kilometre area including the Karabulak, Otradny and Severny prospects.

Many of the showings on the project are difficult to access on an ongoing basis and there is very little access to contract helicopters in Kyrgyzstan. As a cost effective alternative to bringing in a foreign helicopter, the Company elected to create road access to a number of key target areas on the project. During the fall of 2005, the Company purchased a refurbished bulldozer and outfitted it to work at high elevations. Not only has the road construction provided fast efficient, 4x4 vehicle access to a number of showings on the project, road construction has created new exposure and identified alteration and mineralization that were not previously exposed. A bulldozer road has been pushed through to the Severny Porphyry Cu/Au prospect and a second road has been pushed through to the Otradny prospect and beyond.

The Phase 1 reconnaissance prospecting, mapping and ground geophysics program to date has now delineated the surface trace of a north northwest dipping thrust fault associated with the Karabulak prospect over 5 kilometres. This same structure is associated with a number of existing and new mineral occurrences on the property including Otradny (Au) and Severny (Cu/Au porphyry). The Company believes that the thrust fault associated with Karabulak and other mineral showings on the property represents a large-scale structural target and will be the focus of the proposed 2006 exploration program at Bulakashu.

KARABULAK


In 2005, additional surface sampling was conducted west- southwest of and along strike of the main Karabulak showing. A total of 95 grab and 1 metre chip samples were collected from outcrops of altered, sheared, silicified and/or veined mafic volcanic rocks. Of these samples, 17 returned assays greater than
0.10 g/t Au, ranging from nil to 2.97 g/t Au.


In August 2006, the Company collected an additional 52 chip samples from the possible extensions to the mineralization at Karabulak. Assay results from this sampling ranged from nil to 1.68 g/t Au. Additionally, a dipole-dipole, IP/resistivity survey totaling three line kilometres was completed over the Karabulak Prospect and projected extensions to the northeast and southwest along strike.


The I.P. survey identified a northwest shallow dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface at the main Karabulak showing. The resistivity anomaly indicates that the quartz stock work zone remains open at least 200 metres down dip to the northeast and along strike to the southwest. These I.P. anomalies will be targeted for future drilling.


SEVERNY

Severny is a porphyry copper-gold prospect consisting of a porphyritic diorite intruding andesitic volcanics. The andesites are often metamorphosed to hornfelse and partially cap the diorite. Alteration in the andesite ranges from an outward zone, approximately 4 square kilometres, of propylitic alteration expressed by chlorite, weak pyrite and epidote to an inward zone, approximately
0.75 square kilometres, of argillic alteration typified by clay and weak sericite. Copper-gold mineralization is found in the diorite porphyry, in the contacts with the andesite, in small dikes of the diorite porphyry, and along faults that cut the andesite.

In the fall of 2005, a total of 102 one-metre chip samples were collected along the new bulldozer road cuts, from altered and mineralized diorite dykes and hornfelsed volcanics. Of these samples, 29 returned assays of greater than 0.1 g/t Au, and one sample assayed greater than 1.0 g/t Au (1.11 g/t Au). Of these 29 samples, seven samples contained greater than 0.10% Cu and averaged 0.39% Cu.

This year, the road to Severny was extended giving access to the upper part of the prospect and excellent exposure in the hornfelsed volcanics and limited exposure of the upper most portion of the underlying diorite body. Continuous chip samples were collected along the road cuts where bedrock was exposed. A total of 850 samples were collected to date during 2006 with assays ranging from nil to 4.5% Cu and up to 37.7 g/t Au and one continuous series of 1 metre chip samples over 48 metres of silicified and quartz veined andesite returned 2.27 g/t Au over 48 metres. A total of 357 assay results have been received as of late October 2006. Of these results, a total of 139 samples assayed greater than
0.1 g/t Au with an additional 83 samples assaying greater than 1.0 g/t Au. A total of 39 samples assayed greater than 0.1% Cu with an additional 14 assaying greater than 1.0% Cu. The alteration pattern and the mineralization found in diorite dikes, faults, and quartz veins gave rise to the speculation that there may be a large buried porphyry Cu-Au target below the present surface and the wide-spread vein and fracture controlled Cu and Au mineralization sampled on surface is leakage from the underlying porphyry system.

In August 2006, a 15 line kilometre dipole-dipole IP/resistivity survey consisting of 200 metre spaced lines was completed over the Severny target area. Results of the survey defined a large zone of conductivity (1 km by 2 km), ranging from 50-200 metres from surface and open to depth and to the NE. The coincidence of this anomaly and the copper and gold mineralization identified on surface further supports the exploration model of a buried porphyry Cu/Au system at depth.

At the southwestern side of the survey area, the I.P. survey identified a very strong, steeply dipping resistivity anomaly coincident with a shear hosted quartz vein system, ranging in width from 10 to 50 metres wide. Early in the summer, four random 1-metre chip samples were collected from this zone and returned results of 2.9, 4.1, 6.4 and 37.7 g/t Au.

Six diamond drill holes, totaling approximately 1200 metres are planned to test the Severny occurrence in November of 2006.

As of August 31, 2006, the Company has expended approximately $204,000 on exploration activities on the Bulakashu property.

EASTERN SARY JAZ PROPERTY

In November 2005, BMC, the Company's 100% controlled Kyrgyz subsidiary, was granted an exploration licence for the Eastern Sary Jaz Property in Eastern Kyrgystan (the "Eastern Sary Jaz Property"). The Eastern Sary Jaz Property is defined by Licence No: AP 303, issued by KSAG and comprises 912 km(2) in size (the "Eastern Sary Jaz Licence"). The boundary of the Eastern Sary Jaz Licence area is defined by the following coordinates on the following map:

                  Corner        North Latitude               East Longitude

                  1                 42.3611                   79.4463
                  2                 42.3673                   80.0045
                  3                 42.2156                   80.1644
                  4                 42.2081                   79.45

The Eastern Sary Jaz Licence gives BMC the exclusive rights to explore the Eastern Sary Jaz Property for a period of one year, renewable up to a period of ten years. The Eastern Sary Jaz Property is without known reserves as defined by Guide 7 or NI 43-101 and all current and historic work on Eastern Sary Jaz has been exploratory in nature. The Eastern Sary Jaz Property was acquired by the Company based on its favorable geological and structural setting for hosting gold mineralization. The Company's 2006 exploration contract with the KSAG required that a minimum of US $80,000 be spent on the Eastern Sary Jaz Property by December of 2006. The Company has met this commitment for 2006 and pending approval of its 2006 expenditures by the KSAG, the Company anticipates that the Eastern Sary Jaz Licence will be renewed for 2007. The Eastern Sary Jaz Property is without known reserves as defined by Guide 7 or NI 43-101 and all current and historic work on the Eastern Sary Jaz Property has been exploratory in nature.

The Eastern Sary Jaz Property covers an area of 912 square kilometres along the Kyrgzstan-Kazakhstan border, approximately 110 east of Centerra Gold Inc.'s Kumtor Deposit. The property is accessed by traveling east from town Karakol approximately 100 kilometres by paved road to the property's northwestern boundary and then portions of the property can be accessed by a network of gravel logging roads that enter the property from its northern border. More remote parts of the property are accessed by foot trail and horse back. Topography on the property is dominated by rugged glaciated mountain terrain with elevations ranging from 3,100 to 6,200 metres above sea level. Many of the higher peaks are snow covered year round and glaciers occupy many of the higher valleys. Alpine type vegetation occurs at more moderate elevations on the property, giving way to coniferous forests at lower elevations. There are numerous glacier fed rivers, streams and lakes on the property. The property is completely snow covered from late October to May with temperatures ranging from -30C in the winter to +15 in the summer.

The Eastern Sary Jaz Property occurs in the Tien Shan Metallogenic belt which extends from Uzbekistan in the west, through Tajikistan and Kyrgyzstan into northwestern China. The Tien Shan belt of rocks is a major metallogenic province, which is host to a number of multi million ounce gold deposits. One such deposit, the Kumtor Gold Deposit is hosted within Vendian rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by Atbashi-Inylchek fault to the south. This sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the Eastern Sary Jaz property.

Very little exploration work has been conducted on the Eastern Sary Jaz Property and the Company conducted its first exploration program on the property during the summer for 2006. During the 2006 field season, field crews were successful in discovering a series of quartz stockwork occurrences within a three kilometre long zone of altered black pyritiferous shale. The shale is capped by a limestone unit, which has been locally altered, consisting of an assemblage of fuchsite, pyrite, and quartz. Over 500 surface chip and grab samples have been collected. Analytical results received to date from this sampling has returned assays ranging from nil up to 1.3 g/t Au, up to 69.1 g/t Ag and more than 5.0% Cu.

TURGELDY PROPERTY

As a result of the Company's early success on the Eastern Sary Jaz Property, in August 2006, the Company expanded its land position by entering into an option agreement to acquire from Eurasian a 100% interest in an area covering 25 square kilometres immediately north of, and contiguous to, the Company's Eastern Sary Jaz Property (the "Turgeldy Property"). The Turgeldy Property is defined by Licence No: AP 88, issued by the KSAG to Eurasian's wholly owned Kyrgyz subsidiary, Altyn Minerals and comprises 25 km(2) in size (the "Turgeldy Licence"). The boundary of the Turgeldy Licence area is defined by the following coordinates on the following map:

         Corner          North Latitude          East Longitude

             1             42.390                    79.664
             2             42.390                    79.700
             3             42.400                    79.700
             4             42.400                    79.749
             5             42.365                    79.749
             6             42.365                    79.664

The exploration licence gives Altyn Minerals the exclusive rights to explore the Turgeldy Licence for a period up to May 12, 2007, and renewable up to a period of ten years. If the Company exercises its option to earn a 100% interest in the Turgeldy Licence, the Turgeldy Licence will be transferred to the Company's wholly owned Kyrgyz subsidiary, BMC. BMC will then assume all license maintenance obligations to the KSAG. The Turgeldy Property is without known reserves as defined by Guide 7 or NI 43-101 and all current and historic work on the Turgeldy Property has been exploratory in nature.

Soviet era work on the Turgeldy Property identified a tungsten skarn prospect and three, gold in stream sediment anomalies, later verified by Santa Fe Mining Company and Newmont Mining Corp. (in late 1990's). In September of 2006, Company field crews completed a preliminary mapping and sampling program at Turgeldy, the results of which are pending. Due to winter conditions, the 2006 exploration program at Eastern Sary Jaz and Turgeldy has been shut down for the winter. A larger, more detailed exploration program is planned for 2007.

As of August 31, 2006, the Company has expended approximately $27,000 on the Eastern Sary Jaz and Turgeldy properties.

KOKJAR PROPERTY

In February of 2006, the KSAG granted BMC an exploration licence to explore the Kokjar Gold Silver Property in Northern Kyrgyzstan (the "Kokjar Property"). The Kokjar Property is defined by Licence No: AP 383 issued by the KSAG and comprises 238 km(2) in size (the "Kokjar Licence"). The boundary of the Kokjar Licence area is defined by the following coordinates on the following map:

         Corner            North Latitude            East Longitude

         1                 42.833                    77.333
         2                 43.000                    77.750
         3                 43.000                    77.333
         4                 42.833                    77.750

The exploration licence gives BMC the exclusive rights to explore the Kokjar Property for a period of one year, and renewable up to a period of ten years from the date of issue. The Eastern Sary Jaz Property is without known reserves as defined by Guide 7 or NI 43-101 and all current and historic work on Eastern Sary Jaz has been exploratory in nature.

The Kokjar Property acquired by the Company based on its favorable geological and structural setting for hosting gold, silver and base metal mineralization. Although the KSAG granted the Company the Kokjar Licence, the Company's proposed 2006 exploration program for the Kokjar Property was not approved by the KSAG, and therefore the Company and KSAG did not enter into a licence agreement that specified a work commitment on the Kokjar Property for 2006. As a result, the Company was unable to conduct any exploration work or incur any significant expenditures on the Kokjar Property in 2006. The Company is currently negotiating with the KSAG to obtain approval for a proposed 2007 exploration program, which if approved, would become the basis for a licence agreement for 2007.

A proposed 2006 exploration program was submitted to the KSAG for approval and issuance of its 2006 licence agreement. Unfortunately the licence agreement was not approved by one of the local Hakim or Governors in the Issykul region and the Company was unable to conduct any exploration work on Kokjar during 2006. Although the local Hakim has no legal authority to deny the Company's exploration rights to the Kokjar Property, the Company determined it was prudent to resolve any local community concerns prior to proceeding with its exploration activities. The KSAG recognizes our attempt to resolve any concerns the local Akim may have with our proposed exploration of the Kokjar Property and has granted a one-year extension to the Kokjar Licence. The Company will continue to work to alleviate any concerns the local communities have with our exploration activities prior to getting approval for an exploration contract for the 2007 field season.

The  Kokjar  Property  covers  an  area  of  238  square  kilometres  along  the
Kyrgzstan-Kazakhstan border. The property is located approximately 300 kilometres east of the country's capital city, Bishkek and is accessed by traveling north by gravel road from the main highway that runs along the north shore of lake Issykul. Portions of the property can be accessed by a network of gravel logging drill roads that enter the property from its southern border. More remote parts of the property are accessed by foot trail and horse back. Topography on the property is dominated by mountain terrain with elevations ranging from 2,600 to 4,500 metres above sea level. Many of the higher peaks are snow covered year round. Alpine type vegetation occurs at more moderate elevations on the property, giving way to coniferous forests at lower elevations. There are numerous glacier fed rivers, streams and lakes on the property. The property is completely snow covered from late October to May with temperatures ranging from -30C in the winter to +20C in the summer.

The Kokjar Property lies within the Kyrgyz Kungey metal belt within the Tien Shan metallogenic province in northern Kyrgyzstan. The Kyrgyz Kungey belt is host to a number of multi-million ounce gold and porphyry copper gold deposits in Kyrgyzstan. The property is underlain by metamorphosed volcanic and sedimentary rocks. Previous work by Soviet geological agencies and Cameco
Corporation identified a series of high-grade gold and gold-silver-lead-zinc occurrences within the licence area. The property is located approximately 300 kilometres east of the Kyrgyz capital, Bishkek and is road accessible. The nearest airport is 50 kilometres to the west at Cholpan Ata; the closest rail access is approximately 150 kilometres to the west at Balykchi. A small capacity power line is within 1.5 kilometres of the southern border of the property.

In 1998, Cameco Corporation ("Cameco") acquired the Kokjar Licence and held it until 2000. During this period, Cameco identified targets which the Company regards as high priority targets including the Quartz, Conglomerate, Skarn, Stockworks, West Baicorun, and East Baicorun. Only two drill holes (total of 215 metres) have been completed on the Quartz and Conglomerate targets.

The information reported below has been extracted from historic exploration data and summaries that the Company has been able to acquire. In some cases the historic exploration summaries emphasize the highest assay results from the most significant prospects identified by Soviet and Cameco geologists. Although the Company regards these results as a significant indication of the mineralization potential on the property, the results may be selective and may not be representative of all exploration work completed on the property. In the coming weeks, the Company will be acquiring more exploration data from the Kokjar project and a detailed compilation of this historic work will commence immediately in preparation for the coming field season.

Based on a preliminary assessment of the historical work on Kokjar, mineralization appears to be spatially associated with intrusive bodies and localized by structures, including thrust and normal faulting. Highlights from Cameco's exploration program included the following results from the four principal mineralization styles observed on the property:

         1. Felsic dikes with phyllic alteration. These range in size from 1 to 50 metres in width and from 40 to 1,000 metres in length, the highest reported assay being 2.8 g/t Au.

         2. Quartz and quartz-sericite veins, banded veins and stockworks. These range in size from 0.15 metres to 10 metres in width and from 100 to 400 metres in length; the highest reported assay being 44.4 g/t Au.

         3.       Pyritized  and   silicified   shear  zones  in  the  volcanic,
                  volcaniclastic and sedimentary rocks. The highest reported assay is 190.8 g/t Au and 232.0 g/t Au.

         4. Fractured, and pervasively pyritized and limonitized rocks of various compositions. The highest reported assay is 41.6 g/t Au.

The Quartz Prospect consists of a thick sequence of sediments, intruded by diorite stocks. These sediments are weakly silicified and cut by a shear zone of unconfirmed width and length. One diamond drill hole was completed on the Quartz zone, intersecting a mineralized shear zone. Assay results from the shear zone returned 15.4 g/t Au over 4 metres, including a single sample of this interval assaying 55.1 g/t Au over 1 metre.

A second drill hole was targeted to intersect a silicified, pyritic shear zone at the Conglomerate Prospect and intersected 9 metres assaying 2.3 g/t Au. Significant surface trench channel sample results from the Conglomerate Showing include 2.8 g/t Au over 6 metres, 1.0 g/t Au over 7 metres, 1.3 g/t over 10 metres and 3.2 g/t Au over 2 metres.

A great deal of historic data exists in the State Agency of Geology's archive in Bishkek, Kyrgyzstan. The Company's exploration staff continues to acquire and compile all available data from the project in order to plan for the upcoming 2007 field season. To date, the Company has incurred nominal costs on the Kokjar Property.

EMPLOYEES

As of the date of this annual report, the Company has one full-time employee and three part-time employees, including its officers. In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

As of the date of this annual report, BMC employs 28 full-time employees and one part-time employee, including its officers, and Centrasia Kazakhstan employs three part-time employees, including its officers. See "Item 6. Directors, Senior Management and Employees - Employees" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, the Company has five subsidiaries:

1. Magellan Holdings (BVI) Corp. ("Magellan Holdings"), a wholly-owned subsidiary of the Company, incorporated under the laws of the British Virgin Islands on May 9, 2005. Magellan Holding (BVI) Corp. indirectly owns Magellan Gold (BVI) Inc.

2. Magellan Gold (BVI) Inc. ("Magellan (BVI)"), a company incorporated under the laws of the British Virgin Islands on May 9, 2005. Magellan
         (BVI). is a wholly-owned subsidiary of Magellan Holdings (BVI) Corp. and owns Bulakashu Mining Company Ltd. and Centrasia Mining Kazakhstan Ltd.

3. 0724000 B.C. Ltd. ("724 BC"), a company continued under the laws of British Columbia, which is a wholly-owned subsidiary of the Company. 724 BC was incorporated as Magellan Gold Corp. on February 4, 2004, under the Nevada Business Corporations Act under the name Magellan Gold Corp. 724 BC changed its name to Centrasia Mining Corp. and continued its corporate jurisdiction from the State of Nevada to the Province of British Columbia on May 9, 2005. On September 14, 2005, 724 BC changed its name to its current name in connection with the Centrasia Acquisition.

4. Bulakashu Mining Company Ltd. ("BMC"), a company registered in the Kyrgyz Republic on June 4, 2004. BMC is a wholly-owned subsidiary of Magellan BVI.

5. Centrasia Mining Kazakhstan Ltd. ("Centrasia Kazakhstan") a company registered in the Republic of Kazakhstan in April 2006, but inactive until summer 2006. Centrasia Kazakhstan is a wholly-owned subsidiary of Magellan BVI.

                              ORGANIZATIONAL CHART

                          ----------------------------
                             Centrasia Mining Corp.
                               (British Columbia)
                          ----------------------------
                                       |
                                       |
                                       |
             --------------------------------------
             |                                     |
             |100%                                 |100%
             |                                     |
------------------------------        ------------------------------
      0724000 B.C. Ltd.                Magellan Holdings (BVI) Corp.
     (British Columbia)                  (British Virgin Islands)
------------------------------        ------------------------------
                                                   |
                                                   |100%
                                                   |
                                      ------------------------------
                                          Magellan Gold (BVI) Inc.
                                          (British Virgin Islands)
                                      ------------------------------
             |                                     |
             |                                     |100%
             |                                     |
                                 ---------------------------------
                                 |                               |
                                 |100%                           |100%
                                 |                               |
                     --------------------------      --------------------------
                          Bulakashu Mining                Centrasia Mining
                            Company Ltd.                   Kazakhstan Ltd.
                          (Kyrgyz Republic)           (Republic of Kazakhstan)
                     --------------------------      --------------------------

PRINCIPAL OFFICES

The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The corporate office facility is provided on a month-to-month basis by Chase Management Ltd. ("Chase") as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

The Company also has an executive office at 300-1055 West Hasting Street, Vancouver, British Columbia V6E 2E9. During the year ended May 31, 2005, the executive office was leased on a month-to-month basis by Lakehead Geological Services Inc. ("Lakehead"), a company controlled by Mr. Turnbull. Until November 1, 2006, there was no written agreement relating for the lease and the Company reimbursed Lakehead $1,450 and $12,328 for rent expenses for the years ended May 31, 2005 and 2006, respectively. The Company reimbursed Lakehead $2,078 for rent expenses for the month of June 30, 2006. From July 1, 2006 to October 31, 2006, the Company paid rent of $9,810 directly to Guinness Business Centre Ltd.
("Guinness") for the same office facilities. Effective November 1, 2006, the Company entered into six-month lease agreement with Guinness, with an option to renew for additional six-month intervals upon one month's advance notice, with rent set at $2,570 monthly. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

The Company's subsidiary BMC maintains an office in Bishkek, Kyrgyzstan on a yearly basis, payable for each subsequent year in full at the rate of US$880 per month. There is a written lease agreement.

The Company's subsidiary Centrasia Kazakhstan maintains an office in Almaty, Kazakhstan, on a month-to-month basis for US $700 a month. There is no written lease agreement.

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2006, 2005, and the period February 4, 2004 to May 31, 2004, should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 15 of the consolidated financial statements of the Company included herein. The noon rate of exchange on November 24, 2006, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.1346 (US $0.8814 = CDN $1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years. Foreign currency fluctuations have not had a material impact on the Company during the last three fiscal years and the Company does not engage in any foreign currency hedging activities.

OVERVIEW

On September 14, 2005, the Company completed the acquisition of all of the issued and outstanding common shares of 0724000 B.C. Ltd. ("724 BC") in exchange for common shares of the Company on a one-for-one basis, along with other transactions. On completion of the acquisition of 724 BC, the former shareholders of 724 BC became the majority shareholders of the combined Company. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheets at their historical book value;
ii) control of the net assets of the Company was acquired on September 14, 2005. The transaction has been accounted for as a purchase of the assets and liabilities of the Company by 724 BC; and
iii) the consolidated statements of operations and deficit and cash flows for the year ended May 31, 2006, include 724 BC's results of operations and cash flows for the year ended May 31, 2006, and the Company's results of operations and cash flows from September 14, 2005. The comparative figures for the year ended May 31, 2005 and period from February 4, 2004 (the date of incorporation of 724 BC) to May 31, 2004, and as at May 31, 2005 and 2004, are those of 724 BC.

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

UNPROVEN MINERAL INTERESTS

Acquisition and exploration costs directly relating to unproven mineral interests are deferred until the mineral interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company's title. Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interests costs or recoveries when the payments are made or received.

RESULTS OF OPERATIONS

On September 14, 2005, the Company completed all the transactions under the Acquisition as described in "Recapitalization and Acquisition" and "Selected Financial Data". The Acquisition was treated as a recapitalization and the consolidated financial statements represent a continuation of the legal subsidiary, 724 BC as the legal parent. Accordingly, as a public company, the Company has experienced a significant increase in costs during fiscal 2006.

YEAR ENDED MAY 31, 2006 COMPARED TO YEAR ENDED MAY 31, 2005

During fiscal 2006, the Company recorded a loss of $1,206,667 ($0.10 per share) compared to a loss of $161,466 ($0.11 per share) for fiscal 2005. The increase in the loss in 2006 is mainly attributed to the recapitalization of the Company conducted, effective September 14, 2005, the additional ongoing corporate costs as a public reporting and TSXV listed company, increased activities relating to the Company's exploration activities of its mineral properties in the Kyrgyz Republic and review of potential property acquisitions in Central Asia.

General and administrative expenses of $1,194,486 were reported during fiscal 2006, an increase of $1,031,853, from $162,633 in fiscal 2005. Specific expenses of note during the 2006 and 2005 are as follows:

     - during 2006, the Company incurred accounting, management and administrative fees of $62,358 (2005 - $nil) provided by Chase, a private company controlled by Mr. Nick DeMare, a director of the Company;
     - during 2006, the Company incurred or accrued audit fees of $36,563 (2005 - $12,000) and legal fees of $93,785 (2005 - $38,198). The increase in costs is attributed to the Acquisition and increased Company activities and filings;
     - incurred travel costs of $170,984 (2005 - $2,478) mainly for review of potential properties in Kyrgyz Republic and Central Asia and numerous Company site visits. Members of management and certain directors also travelled to Europe to discuss financing opportunities for the Company;
     - The President is paid a minimal base salary of $5,000 per month. During 2006 the Company incurred total management fees of $80,500 (2005 - $60,000), of which $67,438 (2005 - $45,500) has been recorded as management fees and $13,062 (2005 - $14,500) has been capitalized to unproven mineral interests;
     - expenses such as transfer agent fees, regulatory fees, shareholder costs and office expenses have increased significantly due to the completion of the Acquisition and reporting requirements of a public company;
     - during 2006, the Company incurred corporate development expenses of $60,655 for a market awareness and promotional campaign;
     - effective November 15, 2005, the Company retained Mr. Jordan Shapiro to provide market awareness and investor relations activities. Mr. Shapiro was paid a monthly fee of $2,500. During 2006, the Company paid $16,250 to Mr. Shapiro. Mr. Shapiro's contract was mutually terminated effective June 1, 2006;
     - during 2006, the Company paid salaries of $75,193 for the administrative staff in the BMC office in the Kyrgyz Republic; ? during 2006, the Company recorded a non-cash stock-based compensation charge of $137,250 on the vested portion of stock options granted to purchase 1,217,500 common shares. The calculation is based on the fair value of the stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions;
     - incurred professional fees of $151,170 (2005 - $9,514) mainly for services provided by Mr. William Tafuri (officer) and Mr. Oleg Kim (director) in the office in the Kyrgyz Republic; and
     - incurred property due diligence costs of $170,217. The Company advanced $133,164 (US $120,000) under a loan agreement for costs incurred on a property. The Company was unsuccessful in acquiring the property;
         accordingly, the Company has written off the advance as part of property due diligence costs. The remaining amount of $37,053 represents costs incurred in the review of potential properties in Kyrgyz Republic and Central Asia.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During 2006, the Company reported interest and other income of $19,455 compared to $nil in 2005. The increase is attributed to higher levels of cash held during 2006.

During 2006, the Company spent $195,959 on exploration activities on its unproven mineral interests mainly on the Bulakashu Property. See "Exploration Update" for further discussion.

During 2006, the Company completed a private placement of 4,375,000 units for gross proceeds of $875,000 and a short-form offering of 3,076,923 units for gross proceeds of $2,000,000.

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2006, the Company had working capital of $1,153,009. The Company may require additional funding to identify and acquire new mineral properties and conduct exploration activities, and or investigate new business opportunities. If needed, the Company would be required to conduct additional financings; however, there is no assurance that funding will be available on terms acceptable to the Company or at all.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Except for the Company's commitments under the Kantanna Option, there are no material commitments for capital expenditures during fiscal 2007. See "Item 4. Information on the Company - Business Overview - Kantanna Option" and "Item 4. Information on the Company - Plan of Operation."

The Company holds its cash and cash equivalents mainly in Canadian funds.

RESEARCH AND DEVELOPMENT

During fiscal 2006 the Company recorded a total of $803,386 on the acquisition and exploration of its mineral interests comprising of: (i) issuance of a total of 400,000 common shares of its share capital, at a fair value of $230,000 and payment of $46,440 under its commitments under the option commitments for the Bulakashu Property; (ii) $369,398 attributable to mineral interests on cash advances made to BMC prior to completion of the Kantanna Option, and (iii) $133,654 of exploration incurred on exploration on the Bulakashu Property and $23,894 of exploration on other properties. No mineral interest activities occurred in fiscal 2005 or 2004. During fiscal 2005, the Company advanced $268,346 to BMC.

No dispositions occurred during fiscal 2006, 2005 or 2004.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has obligations under the Kantanna Option. See "Item 4. Information on the Company - Business Overview - Kantanna Option". As a result, as of May 31, 2006, the Company had the following remaining option contractual obligations:

                                      SHARE
DATE                                ISSUANCES           COMMITMENTS
                                  --------------     ------------------

December 31, 2006                       250,000         US $   690,000
December 31, 2007                       375,000         US $   650,000
December 31, 2008                             -         US $   750,000
                                  --------------     ------------------
                                        625,000          US $2,090,000
                                  ==============     ==================

The Company may elect not to incur these expenditures or issue the common stock, in which case Kantanna may "put" back to the Company the Purchase Shares and the Company may lose all or some of its ownership interest in the Bulakashu Property.

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

The following table sets forth the names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report:


--------------------------------------------------------------------------------------------
NAME                 POSITION WITH THE COMPANY         TERM OF OFFICE (FOR EACH OFFICE HELD)
--------------------------------------------------------------------------------------------

Douglas Turnbull     President                         September 14, 2005 to present
                     Chief Executive Officer           September 14, 2005 to present
                     Director                          September 12, 2005 to present
--------------------------------------------------------------------------------------------
Nick DeMare          Chief Financial Officer           September 24, 2003 to present
                     Director                          October 27, 2002 to present
--------------------------------------------------------------------------------------------
Gregory Crowe        Director                          September 12, 2005 to present
--------------------------------------------------------------------------------------------
Lindsay Bottomer     Director                          September 14, 2005 to present
--------------------------------------------------------------------------------------------
Cary Pinkowski       Director                          September 14, 2005 to present
--------------------------------------------------------------------------------------------
Oleg Kim             Director                          September 14, 2005 to present
--------------------------------------------------------------------------------------------
William J. Tafuri    Vice-President of Exploration     September 14, 2005 to present
--------------------------------------------------------------------------------------------
James Harris         Corporate Secretary               September 14, 2005 to present
--------------------------------------------------------------------------------------------

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

DOUGLAS S. TURNBULL (AGE 43), PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR

Mr. Turnbull is a consulting geologist and president of Lakehead Geological Services Inc., a geological consulting company based in Vancouver, Canada. Mr. Turnbull has over 20 years experience in diamond, precious and base metal exploration. Mr. Turnbull holds a Honours Bachelor of Science degree in Geology and is a Qualified Professional Geoscientist recognized by the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Turnbull's previous working and consulting experience includes Monopros Ltd., the Ontario Geological Survey, Goldfields Mining Corporation, Prime Exploration Ltd., Adrian Resources Ltd., and Madison Enterprises Corp. Mr. Turnbull has been part of exploration teams responsible for the exploration and development of the Eskay Creek Gold Deposit in British Columbia, Canada, the Petaquilla Copper-Gold Porphyry Deposit in Panama and the Mt. Kare Gold Deposit in Papua New Guinea. Currently Mr. Turnbull serves as a director on the board of Buffalo Gold Ltd., Oromin Explorations Ltd. and Grizzly Explorations Ltd. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Mr. Turnbull devotes at least 50% of his time (20 hours per week) to the business and affairs of the Company.

NICK DEMARE (AGE 52), CHIEF FINANCIAL OFFICER AND DIRECTOR

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. DeMare devotes approximately 10-15% of his time (approximately 4-6 hours per week) to the affairs of the Company. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare devotes approximately ten percent of his time to the affairs of the Company. Mr. DeMare currently serves as an officer and/or director of Aguila American Resources Ltd., Andean American Mining Corp., Astral Mining Corporation, Consolidated Kookaburra Resources Ltd., GeoPetro Resources Company, GGL Diamond Corp., Gold Point Energy Corp., Golden Peaks Resources Ltd., Goldmarca Limited, Halo Resources Ltd., Lariat Energy Ltd., Mawson Resources Limited, Mirasol

Resources  Ltd.,  Mulligan  Capital  Corp.,  Tinka  Resources  Limited  and Tumi
Resources   Limited.   See  "Item  7.  Major   Shareholders  and  Related  Party
Transactions - Related Party Transactions - Conflicts of Interest."

GREGORY CROWE (AGE 53), DIRECTOR

Mr. Crowe is a registered Professional Geologist in the provinces of Alberta and British Columbia. Mr. Crowe has 20 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia. After leaving Anaconda Canada in 1984, Mr. Crowe co-founded and was President of Azimuth Geological Inc. This private company provided exploration and management services to companies in the junior and major mining sectors, including Rio Algom, Westmin Mines, Lafarge Canada and the Prime Group. In the 1990's, Mr. Crowe re-focused his exploration efforts on Latin America. From 1994 to 1998, Mr. Crowe was instrumental transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two active mines in Chile. Since July 2002, Mr. Crowe has been the President of Entree Gold Inc. Mr. Crowe currently serves as a director on the board of Entree Gold Inc., Acrex Ventures Ltd. and Altima Resources Ltd. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Mr. Crowe is also a director of Yuma Copper Corp. an inactive company listed on the TSX-V. On January 2, 1998, the BCSC issued a cease trade order against Yuma Copper Corp. for failure to file financial statements. The cease trade order is still outstanding.

LINDSAY BOTTOMER (AGE 58), DIRECTOR

Mr. Bottomer is a professional geologist with over 30 years experience in mineral exploration, worldwide. For the past 13 years Mr. Bottomer has been based in Vancouver working with Prime Equities International Corporation, Echo Bay Mines, and as a consultant to a number of junior resource companies. From July 2001 to November 2005, Mr. Bottomer was the President of Southern Rio Resources Ltd. Mr. Bottomer was President of the BC & Yukon (Canada) Chamber of Mines from 1998 to 2000. Mr. Bottomer currently serves as a director of Amera Resources Corporation, Entree Gold Inc., Silver Quest Resources Ltd., Titan Uranium Inc. and Yale Resources Ltd. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

OLEG KIM (AGE 47), DIRECTOR

Mr. Kim is a Kyrgyz national. Mr. Kim has been the principal of Marsa Gold since 2003 and the General Director of BMC since July 2004. Mr. Kim has graduate and post graduate qualifications in geology from Russia and Uzbekistan and further qualifications in economics from McGill University. From 1985 to 1992 Mr. Kim worked for a number of state geology organizations in the Kyrgyz Republic and subsequently Kyrgyzaltyn, the principal mining state in the Kyrgyz Republic. Mr. Kim was involved from 1993 until 2000 with the development of the Kumtor gold deposit joint venture with Cameco Corporation and in 1998 became exploration manager at Kumtor in charge of the major continuing exploration program for this gold mine. Mr. Kim was also generally responsible for Cameco's CIS (former Soviet Union) exploration programs. Since 1992 Mr. Kim has developed his own business interests in gold exploration and productions. Since June 2004, Mr. Kim has been a General Director of Andash Mining Company in the Kyrgyz Republic. Mr. Kim has also held a controlling interest in Kantanna since its inception in late 2004. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Mr. Kim devotes at least 50% of his time (approximately 20 hours per week) to the business and affairs of BMC.

CARY PINKOWSKI (AGE 37), DIRECTOR

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

WILLIAM J. TAFURI (AGE 65), VICE-PRESIDENT EXPLORATION

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

JAMES HARRIS (AGE 55), SECRETARY

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

COMPENSATION

Pursuant to an employment contract (the "Turnbull Agreement") between 724 BC and Douglas Turnbull dated April 1, 2004 as amended, the Company has employed Mr. Turnbull to act as President and CEO of 724 BC effective as of April 1, 2004 and as President and CEO of the Company effective as of September 14, 2005. The term of the Turnbull Agreement was for an initial period of two years expiring on April 1, 2006, subject to earlier termination in accordance with the agreement. The Turnbull Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. The Turnbull Agreement was renewed for a one-year period on April 1, 2006.

Pursuant to the Turnbull Agreement, Mr. Turnbull agreed to spend approximately fifty percent of his working hours, or up to 10 working days per month, working for the Company. In consideration for the services provided by Mr. Turnbull to the Company, the Company pays Mr. Turnbull a base salary of $5,000 per month. In addition, the Company agreed to pay to Mr. Turnbull $500 for each full day in excess of 10 days worked by Mr. Turnbull during any calendar month during the term of the Turnbull Agreement.

Pursuant to the Turnbull Agreement, in the event that the agreement is terminated by the Company without cause, the Company agreed to provide Mr. Turnbull with one week's notice, or at its election, it may pay to Mr. Turnbull an amount, inclusive of all termination and severance amounts payable under the agreement, equal to one week of base salary or such greater amount as the Company may be required to give to Mr. Turnbull under the Employment Standards Act (British Columbia). The Employment Standards Act (British Columbia) provides for severance payments or notice or a combination of both equal to two weeks after 12 months employment and after three years employment, one week for each completed year of employment to a maximum of eight weeks.

During the financial year ended May 31, 2006, the Company and 724 BC have been billed a total of $80,500 by Lakehead Geological Services Inc., a private corporation owned by Mr. Turnbull, for Mr. Turnbull's services.

During fiscal 2006, the Company was billed $97,513 for professional services provided by William Tafuri, an officer of the Company, and $112,695 for legal services provided by James Harris, the Corporate Secretary of the Company. As at May 31, 2006, $34,751 remained outstanding and was included in accounts payable and accrued liabilities.

Additionally, pursuant to a consulting agreement, (the "Tafuri Agreement"), between the Company and William Tafuri dated December 1, 2005, the Company has retained Mr. Tafuri to act as its Vice-President of Exploration and Director of

Operations, Asia effective as of December 1, 2005. The term of the Tafuri Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement. The Tafuri Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Mr. Tafuri agreed to spend approximately 100% percent of his working hours working for the Company. In consideration for the services provided by Mr. Tafuri to the Company, the Company pays Mr. Tafuri a base salary of US $8,750 monthly.

During fiscal 2006, Oleg Kim, a director of the Company and principal of Marsa and Kantanna, received US $60,300 in compensation from the Company. Additionally, pursuant to a consulting agreement (the "Kim Agreement") between our subsidiary BMC and Oleg Kim dated November 23, 2005, BMC has retained Mr. Kim to act as its General Director effective as of December 1, 2005. The term of the Kim Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement. The Kim Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Mr. Kim agreed to spend approximately fifty percent of his working hours working for BMC. In consideration for the services provided by Mr. Kim to BMC, BMC pays Mr. Kim a base salary of $36,000 annually.

Pursuant to a consulting agreement (the "Danilov Agreement") between our subsidiary Centrasia Kazakhstan and Vladimir Danilov dated January 31, 2006, Centrasia Kazakhstan has retained Mr. Danilov to act as its General Director effective as of February 1, 2006. The term of the Danilov Agreement was for an initial period of one year expiring on February 1, 2007, subject to earlier termination in accordance with the agreement. The Danilov Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Mr. Danilov agreed to spend approximately fifty percent of his working hours working for Centrasia Kazakhstan. In consideration for the services provided by Mr. Danilov to Centrasia Kazakhstan, Centrasia Kazakhstan pays Mr. Danilov a base salary of $36,000 annually.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to the persons who were serving as its directors and officers as of May 31, 2006, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

EXECUTIVE COMPENSATION - CENTRASIA

"Named Executive Officer" means each Chief Executive Officer ("CEO") and each Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent completed year exceeds $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the financial year ended May 31, 2006, the Company had two Named Executive Officers, Mr. Douglas Turnbull, the Company's President and CEO and Mr. Nick DeMare, the Company's former President and CEO and the Company's current CFO.

SUMMARY OF COMPENSATION

The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended May 31, 2004, 2005 and 2006.



                                    ------------------------------    --------------------------------------
                                          ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                    ------------------------------    --------------------------------------
                                                                                  AWARDS             PAYOUTS
                                                                      ----------------------------   -------
                                                                                        RESTRICTED
                                                            OTHER       SECURITIES      SHARES OR                 ALL
-------------------       -----                            ANNUAL          UNDER        RESTRICTED               OTHER
    NAME AND                                               COMPEN-     OPTIONS/SARS       SHARE       LTIP      COMPEN-
PRINCIPAL POSITION        YEAR(1)    SALARY      BONUS     SATION        GRANTED          UNITS      PAYOUTS    SATION
                                        ($)       ($)        ($)          (#)(2)           ($)         ($)        ($)
-------------------       -----     ------------------------------    ----------------------------   --------   --------

Douglas Turnbull(3)        2006     61,025(4)     nil        nil      300,000 / nil        n/a         n/a        nil
President & CEO            2005        n/a        n/a        n/a          n/a / n/a        n/a         n/a        n/a
                           2004        n/a        n/a        n/a          n/a / n/a        n/a         n/a        n/a
-------------------       -----     ------------------------------    ----------------------------   --------   --------

Nick DeMare(3)             2006        nil        nil        nil      275,000 / nil        n/a         n/a     86,458(5)
CFO                        2005        nil        nil        nil       75,000 / nil        n/a         n/a     69,325(5)
                           2004        nil        nil        nil          nil / nil        n/a         n/a     38,800(5)
-------------------       -----     ------------------------------    ----------------------------   --------   --------


NOTES:
(1)  Fiscal year ended May 31.
(2) Represents options granted during a particular year. See "Options and Other Rights to Acquire Securities".
(3) On September 14, 2005, Mr. DeMare resigned as President and CEO of the Company. Mr. Douglas Turnbull was appointed as President and CEO to fill the vacancy.
(4) Billed by Lakehead Geological Services Inc. , a private corporation owned by Mr. Douglas Turnbull, for services provided by Mr. Turnbull from September 14, 2005, the date of appointment of Mr. Turnbull as the Company's President and CEO, to May 31, 2006. See also "Management Contracts".
(5) Paid to Chase Management Ltd. ("Chase"), a private corporation owned by Mr. Nick DeMare. Chase personnel provides accounting, professional, secretarial and administrative services to the Company. See also "Management Contracts".

LONG TERM  INCENTIVE  PLAN AWARDS - AWARD IN MOST RECENTLY  COMPLETED  FINANCIAL
YEAR

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

OPTIONS AND SHARE APPRECIATION RIGHTS

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2006 to the Named Executive Officers of the
Company:

----------------------------------------------------------------------------------------------------------------------
                                                % OF TOTAL                          MARKET VALUE OF
                              SECURITIES      OPTIONS GRANTED    EXERCISE OR     SECURITIES UNDERLYING
                             UNDER OPTIONS     IN FINANCIAL     BASE PRICE(2)   OPTIONS ON DATE OF GRANT    EXPIRATION
NAME                          GRANTED (#)         YEAR(1)       ($/SECURITY)          ($/SECURITY)             DATE
----------------------------------------------------------------------------------------------------------------------

Douglas Turnbull                300,000           12.32%            0.20                  0.20              Sept.14/10

Nick DeMare                     300,000(3)        12.32%            0.20                  0.20              Sept.14/10

----------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Percentage of all stock options granted during the financial year.
(2) The exercise price of stock options was set accordingly to the rules of the TSXV. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.
(3)  Includes 25,000 options granted to Chase.

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2006 by the Named Executive Officers, and the financial year end value of unexercised options:



----------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED IN
                                                                         UNEXERCISED              THE MONEY OPTIONS AT
                              SECURITIES                               OPTIONS/SARS AT         FINANCIAL YEAR -END (1)
                              ACQUIRED ON      AGGREGATE VALUE       FINANCIAL YEAR -END             EXERCISABLE /
NAME                           EXERCISE           REALIZED       EXERCISABLE / UNEXERCISABLE         UNEXERCISABLE
                                  (#)                ($)                     (#)                          ($)
----------------------------------------------------------------------------------------------------------------------

Douglas Turnbull                  nil                n/a              150,000 / 150,000            175,500 / 175,500

Nick DeMare(2)                    nil                n/a              150,000 / 150,000            175,500 / 175,500

----------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  The closing price of the Company's shares on May 31, 2006 was $1.37.
(2)  Includes 25,000 options granted to Chase.

PENSION PLANS

The Company does not generally provide retirement benefits for directors or officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officers' employment, a change of control of the Company or a change in the Named Executive Officers' responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

During the financial year ended May 31, 2006, the Company paid a total of $68,247 for professional fees to the directors who are not the Named Executive Officers of the Company.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2006 to the directors who are not the Named Executive Officers of the Company:



----------------------------------------------------------------------------------------------------------------------
                                                % OF TOTAL                          MARKET VALUE OF
                              SECURITIES       OPTIONS/SARS                      SECURITIES UNDERLYING
                                UNDER            GRANTED         EXERCISE OR         OPTIONS/SARS
                             OPTIONS/SARS      IN FINANCIAL      BASE PRICE         ON DATE OF GRANT       EXPIRATION
NAME                          GRANTED (#)         YEAR(%)        ($/SECURITY)          ($/SECURITY)           DATE
----------------------------------------------------------------------------------------------------------------------

Directors, as a group,
who are not the Named
Executive Officers             975,000             40.04%            0.20                  0.20             Sept.14/10

----------------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2006 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:


----------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED IN
                                                                         UNEXERCISED             THE MONEY OPTIONS AT
                                 SECURITIES                            OPTIONS/SARS AT         FINANCIAL YEAR -END (1)
                                ACQUIRED ON        AGGREGATE         FINANCIAL YEAR -END            EXERCISABLE /
            NAME                  EXERCISE      VALUE REALIZED   EXERCISABLE / UNEXERCISABLE        UNEXERCISABLE
                                    (#)               ($)                    (#)                         ($)
----------------------------------------------------------------------------------------------------------------------

Directors, as a group,
who are not the Named
Executive Officers                  nil               n/a             487,500 / 487,500            570,375 / 570,375

----------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  The closing price of the Company's shares on May 31, 2006 was $1.37.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

During the  Company's  last  completed  financial  year ended May 31,  2006,  no director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

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

OTHER

Review any related-party transactions.

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee:

--------------------------------------------------------------------------------
                            Independent(1)      Financially Literate (1)
--------------------------------------------------------------------------------
Nick DeMare                        NO                     YES
Gregory Crowe                     YES                     YES
Lindsay Bottomer                  YES                     YES
--------------------------------------------------------------------------------
(1)  As defined by Multilateral Instrument 52-110 ("MI 52-110").

RELEVANT EDUCATION AND EXPERIENCE

Nick DeMare is a Chartered Accountant with significant experience working with resource issuers as a chief financial officer. Gregory Crowe and Lindsay Bottomer are mining executives with extensive experience in the industry. As such each has acquired a knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company's financial disclosures and internal control systems.

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

EMPLOYEES

Including the Company's officers, as of the date of this annual report, the Company has one full-time employee and three part-time employees. Corporate accounting, management and administration were provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, (excluding Mr. DeMare). The Company also retains consultants to handle specific projects on a case-by-case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future.

As of the date of this annual report, BMC employs 28 full-time employees and one part-time employee, including its officers and Centrasia Kazakhstan employs three part-time employees, including its officers. See "Item 6. Directors, Senior Management and Employees - Employees and "Item 4. Information on the Company - Employees."

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of October 31, 2006.

TITLE OF CLASS    NAME OF OWNER               SHARES AND RIGHTS       PERCENT
                                            BENEFICIALLY OWNED OR   OF CLASS (1)
                                                CONTROLLED (1)

Common Stock      Douglas Turnbull               1,925,100 (2)        11.05%
Common Stock      Nick DeMare                      736,056 (3)         4.18%
Common Stock      Gregory Crowe                    385,000 (4)         2.22%
Common Stock      Lindsay Bottomer                 375,000 (5)         2.17%
Common Stock      Cary Pinkowski                 2,704,000 (6)        15.13%
Common Stock      Oleg Kim                         925,000 (7)         5.30%
Common Stock      William J. Tafuri                725,000 (8)         4.16%
Common Stock      James Harris                     370,000 (9)         2.14%
                                                 ---------
Common Stock      TOTAL GROUP (8 persons)        8,145,156(10)        40.99%
                                                 =========
NOTES:

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from October 31, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 17,120,267 shares of common stock outstanding as of October 31, 2006.
(2)  Includes  the  following  shares  and  options  beneficially  owned  by Mr.
     Turnbull:
     a.   1,625,100 shares held by Mr. Turnbull; and
     b. options held by Mr. Turnbull to acquire 300,000 shares of common stock.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3) Includes the following shares, options and warrants beneficially owned by Mr. DeMare:
     a.   9,000 shares held by Mr. DeMare;
     b.   25,425 shares held by Chase, a Company owned by Mr. DeMare;
     c. 61,631 shares held by DNG Capital Corp. ("DNG"), a company owned by Mr. DeMare;
     d. 150,000 shares held by Marbella Capital Corp. ("Marbella") a company owned 30% by Mr. DeMare;
     e.   options held by Mr. DeMare to acquire 315,000 shares;
     f.   options held by Chase to acquire  25,000  shares;
     g.   warrants held by Marbella to acquire 150,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(4)  Includes the following shares and options beneficially owned by Mr. Crowe:
     a.   200,000 shares held by Mr. Crowe; and
     b.   options held by Mr. Crowe to acquire 185,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(5)  Includes  the  following  shares  and  options  beneficially  owned  by Mr.
     Bottomer:
     a.   185,000 shares held by Mr. Bottomer;
     b.   options held by Mr. Bottomer to acquire 185,000 shares; and
     c.   warrants held by Mr. Bottomer to acquire 5,000 shares..
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(6) Includes the following shares, options and warrants beneficially owned by Mr. Pinkowski:
     a.   1,954,000 shares held by Mr. Pinkowski;
     b.   options held by Mr. Pinkowski to acquire 400,000 shares; and
     c.   warrants held by Mr. Pinkowski to acquire 350,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(7)  Includes the following shares and options beneficially owned by Mr. Kim:
     a.   600,000 shares held by Kantanna, a company controlled by Mr. Kim; and
     b.   options held by Mr. Kim to acquire 325,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(8) Includes the following shares, options and warrants beneficially owned by Mr. Tafuri:
     a.   400,000 shares held by Mr. Tafuri; and
     b.   options held by Mr. Tafuri to acquire 325,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(9)  Includes the following shares and options beneficially owned by Mr. Harris:
     a. 185,000 shares held by Mr. Harris; and b. options held by Mr. Harris to acquire 185,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(10) See footnotes 2 through 9 above.

All of the Company's shareholders have the same voting rights.

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

Pursuant to the terms of the Kantanna Option, the Company must issue a total of 1,025,000 common shares (400,000 common shares issued to date) of the Company to acquire a 100% interest in the Bulakashu Property. See "Item 4. Information on the Company - Business Overview - Kantanna Option." Mr. Oleg Kim, a director of the Company, directs or controls Marsa and Kantanna.

Additionally, as of October 31, 2006, the Company had granted or reserved a number of stock options and issued a number of warrants pursuant to which up to 10.878,373 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants.

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

The exercise price for options granted under the Plan may not be less than the closing price of the common shares on the TSX-V on the trading day prior to the date of grant (less up to the maximum discount permitted by applicable TSX-V policies). Options granted under the Plan are subject to a minimum 18-month vesting schedule whereby each option will vest equally on a quarterly basis, or such other more restrictive vesting schedule as the administrator of the Plan may determine. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. Under TSX-V rules all stock options granted under the Plan and any common shares of the Company issued thereunder will be subject to a minimum four-month hold period from the date of grant of the option.

Insiders of the Company will not be permitted to hold options entitling them to acquire greater than 10% of the Company's outstanding common shares. The Plan is effective until ten years from its commencement, unless the Plan is extended or earlier terminated by the administrator of the Plan in accordance with the terms thereof.

As of October 31, 2006, an aggregate of 2,435,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:


-----------------------------------------------------------------------------------------------
                           NATURE                NO. OF        EXERCISE
OPTIONEE                   OF OPTION             OPTIONS      PRICE/SHARE   EXPIRY DATE
                                                                   $
-----------------------------------------------------------------------------------------------

Douglas Turnbull           Officer & Director    300,000         0.20        September 14, 2010
Nick DeMare                Officer & Director    275,000         0.20        September 14, 2010
Oleg Kim                   Director              275,000         0.20        September 14, 2010
Cary Pinkowski             Director              400,000         0.20        September 14, 2010
Gregory Crowe              Director              150,000         0.20        September 14, 2010
Lindsay Bottomer           Director              150,000         0.20        September 14, 2010
William Tafuri             Officer               275,000         0.20        September 14, 2010



-----------------------------------------------------------------------------------------------
                           NATURE                NO. OF        EXERCISE
OPTIONEE                   OF OPTION             OPTIONS      PRICE/SHARE   EXPIRY DATE
                                                                   $
-----------------------------------------------------------------------------------------------

James Harris               Officer               150,000         0.20        September 14, 2010
Harvey Lim                 Consultant             75,000         0.20        September 14, 2010
Robin Merrifield           Consultant             50,000         0.20        September 14, 2010
Victoria Badiukova         Consultant             50,000         0.20        September 14, 2010
Dmitriy Genrihovich
   Vedeshkin-Ryabov        Consultant             50,000         0.20        September 14, 2010
Larry Aligizakis           Consultant             50,000         0.20        September 14, 2010
Chase Management Ltd.      Consultant             25,000         0.20        September 14, 2010
Eugene Antonov             Consultant             25,000         0.20        September 14, 2010
Alexander Antonov          Consultant             25,000         0.20        September 14, 2010
Julie Clain                Consultant             10,000         0.20        September 14, 2010
Jordan Shapiro             Investor Relations    100,000         0.79        November 21, 2010
                                               ---------
TOTAL:                                         2,435,000
                                               =========


In addition, as of October 31, 2006, the Company has granted, subject to Company shareholder approval, an aggregate of 965,000 incentive stock options to purchase common shares of the Company to the following persons:


-----------------------------------------------------------------------------------------------
                           NATURE                NO. OF        EXERCISE
OPTIONEE                   OF OPTION             OPTIONS      PRICE/SHARE   EXPIRY DATE
                                                                   $
-----------------------------------------------------------------------------------------------
Accent Marketing Ltd.      Investor Relations    200,000        $1.15        February 8, 2011
Brian McEwen               Consultant            100,000        $1.15        February 17, 2011
William Tafuri             Officer                50,000        $0.70        September 14, 2011
Oleg Kim                   Director               50,000        $0.70        September 14, 2011
Vladimir Danilov           Consultant             75,000        $0.70        September 14, 2011
Dmitriy Genrihovich
   Vedeshkin-Ryabov        Consultant             25,000        $0.70        September 14, 2011
Irina Nikolaevna Mordan    Consultant             25,000        $0.70        September 14, 2011
Andrey Belozeroff          Consultant             75,000        $0.70        September 14, 2011
Nick DeMare                Director               40,000        $0.70        September 14, 2011
James Harris               Officer                35,000        $0.70        September 14, 2011
Harvey Lim                 Consultant             35,000        $0.70        September 14, 2011
Brenda Dayton Cesareo      Consultant             25,000        $0.70        September 14, 2011
Linda Liu                  Consultant             20,000        $0.70        September 14, 2011
Betty Moody                Consultant             20,000        $0.70        September 14, 2011
Arabella Smith             Consultant             20,000        $0.70        September 14, 2011
Rosanna Wong               Consultant             20,000        $0.70        September 14, 2011
Lindsay Bottomer           Director               35,000        $0.70        September 14, 2011
Greg Crowe                 Director               35,000        $0.70        September 14, 2011
David Matousek             Investor Relations     80,000        $0.70        September 14, 2011
                                                 -------
Total:                                           965,000
                                                 =======


On November 17, 2006, the shareholders of the Company approved an amendment to the Company's Stock Option Plan to increase the number of shares issuable on the exercise of options under the Plan by 874,000 shares, from 2,500,000 shares (approved at the shareholders' meeting held on September 12, 2005) to 3,374,000 shares.

As of October 31, 2006, the directors and officers of the Company, as a group (8 persons), held, or have been granted subject to shareholder approval, options to purchase 2,245,000 shares of the Company's common stock.

WARRANTS

As of October 31, 2006, there were non-transferable common share purchase warrants exercisable for the purchase of 7,728,373 common shares as follows:

                              EXERCISE
       NUMBER                   PRICE
                                  $                     EXPIRY DATE

    1,640,873                    0.78                   April 28, 2007
    5,837,500                    0.40                   September 14, 2007
    ---------
    7,478,373
    =========

As of October 31, 2006, the directors and officers of the Company, as a group (8 persons), held warrants to purchase 505,000 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person(s), severally or jointly. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of October 31, 2006.

                                             SHARES AND RIGHTS
                  NAME OF                    BENEFICIALLY OWNED       PERCENT
TITLE OF CLASS    BENEFICIAL OWNER           OR CONTROLLED (1)      OF CLASS (1)

Common Stock      Douglas Turnbull               1,925,000 (2)          11.05%
Common Stock      Cary Pinkowski                 2,704,000 (3)          15.13%
Common Stock      Oleg Kim                         925,000 (4)           5.30%

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from October 31, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 17,120,267 shares of common stock outstanding as of October 31, 2006.
(2)  Includes  the  following  shares  and  options  beneficially  owned  by Mr.
     Turnbull:
     a.   1,625,100 shares held by Mr. Turnbull; and
     b. options held by Mr. Turnbull to acquire 300,000 shares of common stock.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3) Includes the following shares, options and warrants beneficially owned by Mr. Pinkowski:
     a.   1,954,000 shares held by Mr. Pinkowski;
     b.   options held by Mr. Pinkowski to acquire 400,000 shares; and
     c.   warrants held by Mr. Pinkowski to acquire 350,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(4) Includes the following shares, options and warrants beneficially owned by Mr. Kim:
     a.   600,000 shares held by Kantanna , a company controlled by Mr. Kim; and
     b.   options held by Mr. Kim to acquire 325,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

ESCROWED SHARES

CALEX ESCROWED SHARES

As of October 31, 2006, a total of 116,176 common shares of the Company were held in escrow as follows:
                                                            NO. OF SHARES
        NAME OF BENEFICIAL HOLDER                           HELD IN ESCROW

        Ted Carlsen                                              32,500
        Ted Carlsen and Monica Carlsen                            1,500
        Desmond O'Kell (1)                                       82,176
                                                                -------
        Total                                                   116,176
                                                                =======

     (1) Held by Greystoke Investments Inc., a private company owned by Mr. O'Kell.

The Company and the above-names beneficial owners of common shares entered into a Surplus Securities Escrow Agreement dated September 26, 2001 with Computershare Investor Services Inc. (the "CalEx Escrow Agreement") pursuant to which 290,439 common shares (the "CalEx Escrow Shares") are currently held in escrow. Pursuant to the terms of the CalEx Escrow Agreement the CalEx Escrow Shares are subject to release from escrow at six-month intervals over a period ending on September 27, 2007. The CalEx Escrowed Shares are being released from escrow on an automatic six-year time release, at six-month intervals, in equal tranches of 5% for the first four tranches ending September 27, 2003, and in equal tranches of 10% for the remaining eight tranches ending on September 27, 2007.

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

The Surplus Escrowed Securities will be released from escrow on an automatic six year time release, at six month intervals, in equal tranches of 5% for the first four tranches ending on the 24th month from September 14, 2005 and in equal tranches of 10% for the remaining eight tranches ending on the 72nd month from September 14, 2005. As of October 31, 2006, the following Value Escrowed Securities were held in escrow:
                                                    NO. OF SHARES
         NAME OF BENEFICIAL HOLDER                 HELD IN ESCROW

         Douglas Turnbull                              1,440,090
         Cary Pinkowski                                  900,000
         Gregory Crowe                                   157,500
         Lindsay Bottomer                                157,500
         James Harris                                    157,500
         William J. Tafuri                               360,000
         Robin Merrifield                                157,500
                                                       ---------
         Total                                         3,330,090
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

The Value Escrowed Securities will be released from escrow on an automatic three-year time release, at six month intervals, with a first tranche released on September 14, 2005, of 30,000 shares and in equal tranches of 15% for six tranches ending on the 36th month from September 14, 2005. As of October 31, 2006, the following Value Escrowed Securities were held in escrow:

                                                  NO. OF SHARES
         NAME OF BENEFICIAL HOLDER               HELD IN ESCROW

         Kantanna Company Limited                       120,000
         Douglas Turnbull                                15,000
         Gregory Crowe                                   15,000
         Lindsay Bottomer                                15,000
         James Harris                                    15,000
                                                        -------
         Total                                          180,000
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

CHANGES IN SHAREHOLDINGS

The following tables lists the shareholders, each of whom beneficially owned five percent or more of the Company's outstanding common shares as of October 31, 2006, who acquired their shares as a result of the Centrasia Acquisition. See "Item 4. Information on the Company - Business Overview - Centrasia Acquisition." None of the following shareholders held shares of the Company's common stock prior to the Centrasia Acquisition.

                  NAME OF SHAREHOLDER
                  -------------------
                  Douglas Turnbull
                  Cary Pinkowski
                  William Tafuri

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.


UNITED STATES SHAREHOLDERS

As of October 31, 2006, there were approximately six (6) registered holders of the Company's common shares in the United States, with combined holdings of 1,600,563 shares, representing 9.35% of the issued shares of the Company. The

Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from February 4, 2004 (the date of incorporation of 724 BC) through October 31, 2006, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates;
(c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company has entered into a Management Agreement dated September 14, 2005, with Chase, a company owned by Mr. Nick DeMare, the Chief Financial Officer of the Company, whereby the Company pays to Chase $3,000 per month, to provide financial, accounting, and management services to the Company. The Company also pays Chase a base amount of $2,000 per month for the services of Mr. DeMare as the Company's Chief Financial Officer. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management" and "Item 6. Directors, Senior Management and Employees - Compensation - Executive Compensation
         - Centrasia - Employment Agreements." In addition, the Company may request that Chase perform extra services in which case Chase will charge the Company for its employees services at competitive rates. Such extra services include preparation for annual audits, non-routine securities filings and legal assistance, corporate representations, property acquisitions and public relations. The Company has agreed to reimburse Chase, at a cost equal to the actual cost of the disbursements, for all costs and disbursements incurred by Chase for or on behalf of the Company including long distance charges, courier charges, photocopier and telefax charges, mail services and any such other charges normally associated directly and indirectly with the operation of the Company's business.

         Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2006, and the period from June 1, 2006 to October 31, 2006, the Company was billed by Chase $86,458 and $36,100, respectively. During the year ended May 31, 2005 the Company paid Chase $nil. During the period from February 4, 2004 to May 31, 2004, the Company paid Chase $nil.

2. James Harris, is associated with the law firm of James L. Harris Law Corporation, a firm which provides legal services to the Company and provides legal services to the Company. Mr. Harris is the corporate secretary and a shareholder of the Company.

         Until September 14, 2005, Mr. Harris was a shareholder of 724 BC and had loaned 724 BC an aggregate of $5,000 as part of the Centrasia Loans.

         During the fiscal years ended May 31, 2006, 2005 and the period from February 4, 2004 to May 31, 2004, James L. Harris Law Corporation was paid $112,695, $25,819 and $3,437, respectively, by the Company. In addition, during the period from June 1, 2006 to October 31, 2006, James L. Harris Law Corporation billed $16,000 to the Company.

3. During the fiscal years ended May 31, 2006, 2005 and the period from February 4, 2004 to May 31, 2004, the Company was billed $97,513, $43,467 and $6,608, respectively, by Mr. William Tafuri, an officer of the Company, for supervision of the Company's exploration projects and review of potential mineral projects. During the period from June 1, 2006 to October 31, 2006, the Company was billed 48,535 by Mr. Tafuri.

4. Pursuant to an employment agreement with its President, Mr. Douglas Turnbull, during the fiscal year ended May 31, 2006, the Company paid a total of $80,500 management fees to Lakehead Geological Services, Inc. ("Lakehead"), a private corporation owned by Mr. Turnbull. During the fiscal year ended May 31, 2005, the Company paid Lakehead management fees totalling $60,000. During the period from February 4, 2004 to May 31, 2004, the Company was billed $18,000 by Lakehead. During the period from June 1, 2006 to October 31, 2006, the Company was billed $36,225 by Lakehead.

         See "Item 6. Directors,  Senior Management and Employees - Compensation
         - Executive Compensation - Centrasia - Employment Agreements."

5. The Company has entered into or been assigned various agreements relating to the Company's acquisition of an interest in BMC. See "Item
         4. Information on the Company - Business Overview - Kantanna Option." These agreements include the Kantanna Option, the Loan Agreement and the BMC Loan.

         In order to exercise the Kantanna Option in full, the Company (as a result of the acquisition of 724 BC) must make cash payments totaling US $120,000 and issue 1,025,000 common shares to Marsa as well fund exploration and development programs. Further, the Company has also agreed to initiate a pre-feasibility study as a possible precursor to production, at such time as the Company has defined an indicated reserve (as defined by JORC or CIM reserve standards) on the Bulakashu Property of not less than 300,000 ounces of gold. In the event the Company fails to meet any of its commitments or commits a material breach of the Kantanna Option, Kantanna has the right to require the Company to return any shares received and forgive the Commitments. Marsa is a private company controlled by Mr. Oleg Kim who is the managing director and a participant of Marsa and, effective September 14, 2005 was elected as a director of the Company. See "Item 4. Information on the Company - Business Overview - Kantanna Option" Oleg Kim is also the managing director of BMC. In connection with the Centrasia Acquisition and pursuant to the terms of the Kantanna Option, Douglas Turnbull (an officer, director and principal shareholder of the Company) and William Tafuri (an officer of the Company) were appointed as managers of BMC. See "Item 4. Information on the Company - Business Overview - Kantanna Option" and "Item 6. Directors, Senior Management and Employees - Directors and Senior Management."

6. Douglas Turnbull, Lindsay Bottomer, James Harris and Gregory Crowe are all directors and/or officers of 724 BC and advanced to 724 BC an aggregate of $20,000 as part of the Centrasia Loans. The following table sets forth the amount advanced by each of Messrs. Turnbull, Bottomer, Harris and Crowe.

                                                  AMOUNT
                                                 OF LOAN

                  Douglas Turnbull                $5,000
                  Lindsay Bottomer                $5,000
                  James Harris                    $5,000
                  Gregory Crowe                   $5,000
                                                 -------
                  Total                          $20,000
                                                 ========

         Messrs. Turnbull, Bottomer, Harris and Crowe are also officer, directors and/or principal shareholders of the Company. The Centrasia Loans had an interest rate of 10% per annum. Pursuant to Debt Settlement Agreements between the Company, 724 BC and Messrs. Turnbull, Bottomer, Harris and Crowe, all of which are dated March 30, 2005, the Company acquired the Centrasia Loans on September 14, 2005, in exchange for an aggregate of 100,000 common shares of the Company in connection with the Centrasia Acquisition. See "Item 10. Additional Information - Material Contracts." The interest was paid to the respective individuals in cash by the Company on September 14, 2005.

         During the fiscal years ended May 31, 2005 and 2004, 724 BC did not make any principal or interest payment on the Centrasia Loans.

         During the period from June 1, 2005 to September 30, 2005, the Company issued the following shares and made the following cash payments for interest on the Centrasia Loans in connection with the Centrasia Acquisition.

                 --------------------------------------------------------
                          PERIOD FROM JUNE 1, 2005 TO SEPTEMBER 30, 2005
                 --------------------------------------------------------
                                                           CASH PAYMENT
                                                          OF OUTSTANDING
                                        COMMON SHARES         INTEREST
                 --------------------------------------------------------
                 Douglas Turnbull            25,000             $538
                 Lindsay Bottomer            25,000             $538
                 James Harris                25,000             $474
                 Gregory Crowe               25,000             $451
                 --------------------------------------------------------

7.       See  also  "Item  6.  Directors,  Senior  Management  and  Employees  -
         Compensation".

8.       See  also  "Item  7.   Significant   Shareholders   and  Related  Party
         Transactions - Escrowed Shares."

9. See also "Item 4. Information on the Company - Business Overview - Centrasia Acquisition." At the time of entering into the Formal Agreement, the transaction was conducted on an arms'-length basis; however, on the effective date of the acquisition, September 14, 2005, Messrs. Turnbull and Crowe had been appointed as members of the board of directors of the Company.

10. The Company leases an executive office at 300-1055 West Hasting Street, Vancouver, British Columbia V6E 2E9. During the year ended May 31, 2005, the executive office was leased on a month-to-month basis by Lakehead Geological Services Inc. ("Lakehead"), a company controlled by Mr. Turnbull. There was no written agreement relating for the lease and the Company reimbursed Lakehead $1,450 and $12,328 for rent expenses for the years ended May 31, 2005 and 2006, respectively. The Company reimbursed Lakehead $2,078 for rent expenses for the month of June 30, 2006. Effective July 1, 2006, Lakehead is no longer paid rent by the Company.

11. During the fiscal years ended May 31, 2006 and 2005, Oleg Kim, received US $60,300 and US $3,411 respectively, in compensation. During the period from June 1, 2006 through October 31, 2006, the Company recorded US $15,000 in compensation for Mr. Kim. This amount remained unpaid as of the date of this annual report. "Item 6. Directors, Senior Management and Employees - Compensation".

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

Except as described below, no director, officer or promoter or other member of management of the Company, or any associate or affiliate of any such person, is or has been indebted to the Company.

During the Company's last completed financial year ended May 31, 2006, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. Except for Mr. Turnbull, no members of management have entered into non-competition agreements with the Company.

The following table identifies the name of each director of the Company and any company, other than the Company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:

----------------------------------------------------------------------------------------------------------------
NAME OF
DIRECTOR/OFFICER      NAME OF REPORTING ISSUER               CAPACITY                   TERM
----------------------------------------------------------------------------------------------------------------

Douglas Turnbull      Oromin Explorations Ltd.               Director                   November 1999 to present
                      Buffalo Gold Ltd.                      Director                   June 2001 to present
                      Grizzly Explorations Ltd.              Director                   January 2004 to present
----------------------------------------------------------------------------------------------------------------
Nick DeMare           Aguila American Resources Ltd.         Director                   January 2003 to present
                      Andean American Mining Corp.           Director                   August 2002 to present
                      Astral Mining Corporation              Director                   February 2004 to present
                      Consolidated Kookaburra Resources      Director                   June 1988 to present
                      Ltd.
                      GGL Diamonds Corp.                     Director                   May 1989 to present
                      GeoPetro Resources Company             Director                   March 2006 to present
                      Gold Point Energy Corp.                Director                   August 2003 to present
                      Golden Peaks Resources Ltd.            Director                   January 1992 to present
                      Goldmarca Limited                      Director                   September 2000 to present
                      Halo Resources Ltd.                    Director                   January 1996 to present
                                                             Chairman and CFO           February 2005 to present
                      Lariat Energy Ltd.                     Director                   April 2003 to present
                      Mawson Resources Limited               Director                   March 2004 to present
                      Mirasol Resources Ltd.                 Director                   August 2005 to present
                      Mulligan Capital Corp.                 Director                   November 2005 to present
                      Tinka Resources Limited                Director                   October 2002 to present
                      Tumi Resources Limited                 Director                   January 2001 to present
----------------------------------------------------------------------------------------------------------------
Gregory Crowe         Acrex Ventures Ltd.                    Director                   June 2001 to present
                      Entree Gold Inc.                       President and CEO          July 2002 to present
                      Altima Resources Ltd.                  Director                   November 2003 to present
----------------------------------------------------------------------------------------------------------------
Lindsay Bottomer      Entree Gold Inc.                       Director                   June 2002 to present
                      Amera Resources Corporation            Director                   February 2004 to present
                      Silver Quest Resources Ltd.            Director                   December 2005 to present
                      Titan Uranium Inc.                     Director                   June 2005 to present
                      Yale Resources Ltd.                    Director                   December 2005 to present
----------------------------------------------------------------------------------------------------------------

Messrs. Oleg Kim and Cary Pinkowski are not currently directors or officers of any company which is a reporting issuer in Canada or the United States, other than the Company.

There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor's investment decision except as described in this section.

Except for the Turnbull Agreement, the Kim Agreement, and the Danilov Agreement the Company and/or its subsidiaries do not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company's business. See "Item 6. Directors, Senior Management and Employees - Compensation - Executive Compensation - Centrasia - Employment Agreements."


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION OF FINANCIAL STATEMENTS                                   PAGES

Audited Consolidated Financial Statements for the
Years Ended May 31, 2006 and 2005 and the Period
February 4, 2004 to May 31, 2004.                                   F-1 to F-25

SIGNIFICANT CHANGES

On September 14, 2006, the Company completed the Centrasia Acquisition and various private placement financings. The completion of the Centrasia Acquisition resulted in the shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Centrasia Acquisition was treated as a reverse takeover and the financial statements were treated, for accounting purposes, as a continuation of the legal subsidiary, 724 BC, not the Company, the legal parent. See "Item 4. Information on the Company."

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

There have been no trading suspensions imposed by the TSX-V or any other regulatory authorities in the past three years. However, in connection with the Centrasia Acquisition, the Company's shares were halted for trading on February 26, 2005. The Company's common shares resumed trading on August 22, 2005. In addition, trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of a proposed acquisition which was not proceeded with. The shares resumed trading on January 13, 2003.

The following tables list the volume of trading and high and low sales prices on the TSX-V for shares of the Company's common stock for the periods indicated, as adjusted for the Company's one new for four old reverse stock split effective June 3, 2004:
                  TSX VENTURE EXCHANGE - STOCK TRADING ACTIVITY

                                                    ---------------------------
                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                      VOLUME                  HIGH            LOW
                                                    ------------   ------------
May 31, 2006                  5,212,610                $1.53           $0.50
May 31, 2005 (1)                181,441                $0.35           $0.21
May 31, 2004                  1,057,971                $0.13           $0.03
May 31, 2003 (2)                 11,966                $0.16           $0.02
May 31, 2002 (2)(3)             114,384                $0.70           $0.17

(1) Trading in the Company's shares was halted on February 26, 2005 to allow for the announcement of the acquisition of 724 BC. The shares resumed trading on August 22, 2005.
(2) Trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of a proposed acquisition which was not proceeded with. The shares resumed trading on January 13, 2003.
(3) Trading in the Company's shares was halted on May 3, 2001 to allow for the announcement of the acquisition of California Exploration Inc. The shares resumed trading on July 12, 2001.

                                                    ---------------------------
                                                           SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
August 31, 2006                 631,400                $1.35           $0.65
May 31, 2006                  2,194,722                $1.53           $0.95
February 28, 2006             1,459,926                $1.40           $0.85
November 30, 2005             1,484,212                $1.18           $0.55
August 31, 2005(1)               73,750                $0.59           $0.50
May 31, 2005(1)                       -                  -               -
February 28, 2005(1)             86,150                $0.33           $0.23
November 30, 2004                31,750                $0.29           $0.21

(1) Trading in the Company's shares was halted on February 26, 2005 to allow for the announcement of the acquisition of 724 BC. The shares resumed trading on August 22, 2005.

                                                    ---------------------------
                                                           SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
October 31, 2006                318,750                $0.75           $0.43
September 30, 2006              424,501                $0.72           $0.45
August 31, 2006                 159,500                $0.80           $0.65
July 31, 2006                    79,300                $0.85           $0.70
June 30, 2006                   392,600                $1.35           $0.80
May 31, 2006                  1,013,270                $1.47           $1.02

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

                   OTC BULLETIN BOARD - STOCK TRADING ACTIVITY

                                                    ---------------------------
                                                          BID PRICE (US$)
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2006                    102,640                $1.95           $0.06
May 31, 2005                      6,000                $0.205          $0.06
May 31, 2004                     28,000                $0.10           $0.05
May 31, 2003                      3,263                $0.60           $0.04
May 31, 2002 (1)                632,700                $1.72           $0.04

(1) The Company's common stock commenced trading on the OTC-BB on January 22, 2002.

                                                    ---------------------------
                                                          BID PRICE (US$)
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
August 31, 2006                  74,786                $1.95           $0.60
May 31, 2006                     16,000                $1.95           $0.94
February 29, 2006                30,300                $1.11           $0.37
November 30, 2005                50,840                $1.01           $0.15
August 31, 2005                   5,500                $0.20           $0.06
May 31, 2005                          -                $0.205          $0.17
February 29, 2005                     -                $0.17           $0.15
November 30, 2004                     -                $0.176          $0.15


                                                    ---------------------------
                                                          BID PRICE (US$)
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
October 31, 2006                  8,500                $0.46           $0.39
September 30, 2006               14,500                $0.69           $0.46
August 31, 2006                   37,12                $0.75           $0.60
July 31, 2006                       224                $1.95           $1.95
June 30, 2006                    36,950                $1.20           $0.80
May 31, 2006                     16,000                $1.95           $1.05

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

                FRANKFURT STOCK EXCHANGE - STOCK TRADING ACTIVITY

On November 18, 2005, the Company's common shares were approved for quotation on the Frankfurt Stock Exchange ("FSE") under the symbol "C8M". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the FSE system for the periods indicated.

                                                    ---------------------------
                                                          BID PRICE (EURO)
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2006(1)               1,407,238                 1.05            0.54

(1) The Company's common stock commenced trading on the Frankfurt Exchange on November 7, 2005.


                                                    ---------------------------
                                                          BID PRICE (EURO)
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
August 31, 2006                  68,815                 0.92            0.45
May 31, 2006                    394,111                 1.05            0.69
February 28, 2006               992,727                 1.04            0.61
November 30, 2005                20,400                 0.84            0.54

                                                    ---------------------------
                                                          BID PRICE (EURO)
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
October 31, 2006                  7,710                 0.46            0.30
September 30, 2006               34,500                 0.50            0.31
August 31, 2006                   4,415                 0.53            0.45
July 31, 2006                     3,700                 0.66            0.48
June 30, 2006                    60,700                 0.97            0.57
May 31, 2006                     63,040                 1.04            0.78

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

On November 17, 2006, the shareholders of the Company voted to approve by Special Resolution the replacement of the Company's Articles with a new set of Articles. The Company's registration number is C0709249. There are no restrictions in the Company's Articles on the business which can be carried on by the Company.

The following is a summary of all material provisions of the Company's Articles and certain provisions of the BCBCA, applicable to the Company:


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

         F.       CHANGES UNDER THE NEW ARTICLES.

                  1. The Company's previous Articles provided for the indemnification by the Company of its directors only, while the BCBCA allows for indemnification of officers as well as directors. The new Articles allow for the indemnification of the Company's officers.

                  2. The Company's previous Articles provided that the Articles could only be amended by a special resolution of the shareholders. The new Articles allow the directors to modify the Articles so long as such amendment does not affect the rights attached to shares.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Notice of Articles.

Of the Company's unlimited share capital, a total of 17,120,267 common shares were issued and outstanding as of October 31, 2006.

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

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company's voting shares is considered an insider, and must file an insider report with the British Columbia and Alberta Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company. In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company's Continuation Application, Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

CHANGES TO RIGHTS AND RESTRICTIONS OF SHARES

Under the BCBCA and the Company's Articles, if the Company wishes to change the rights and restrictions of any class of shares the Company must obtain the approval of the shareholders of that class by Special Resolution.

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

MATERIAL CONTRACTS

The following is a listing of contracts material to the business of the Company, which were not entered into in the ordinary course of business, during the two years preceding the date of this annual report:

(1)      Kantanna  Option,  dated January 6, 2006 between BMC,  Marsa,  Magellan
         (BVI),  the  Company  and  Kantanna  Company  Limited.   See  "Item  4.
         Information on the Company - Business Overview - Kantanna Option."

(2) Marsa Option, amended July 8, 2005, between 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), BMC, Magellan Gold
         (BVI) Inc. and Marsa Gold Corp and  subsequently  terminated  effective

         January 6, 2006 pursuant to the Kantanna Option. See "Item 4. Information on the Company - Business Overview - Kantanna Option."

(3) Share Purchase Agreement, dated July 25, 2005 among the Company, the shareholders of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), and 0724000 B.C. Ltd. See "Item 4. Information on the Company - Business Overview -
         Centrasia Acquisition."

(4) Assignment Agreement dated September 14, 2005, between 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) and Magellan Gold (BVI) Inc. assigning 724 BC's interest in the Marsa Option, the Loan Agreement, the Promissory Note, Guarantee Agreement and the Pledge Agreement to the Company. See "Item 4. Information on the Company - Business
         Overview - Kantanna Option."

(5) Amending Agreement dated January 18, 2005 among Marsa Gold Corp., Aitas Mining Company, Bulakashu Mining Company LLC, and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), amending the terms of the Loan Agreement and the Demand Promissory Note. See "Item
         4. Information on the Company - Business Overview - Kantanna Option."

(6) Loan Agreement among Marsa, Aitas, BMC and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) dated September 24, 2004, as amended, on January 18, 2005 by the Amending Agreement described above. See "Item 4. Information on the Company - Business Overview - Kantanna Option."

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

An investment is reviewable under the Act if there is an acquisition by a non-Canadian of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a) for non-WTO Investors, the threshold is $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition. The $5,000,000 threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;
(b) except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors. The threshold for 2006 is $265,000,000. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and
(c) the limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

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


ITEM 15.  CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Turnbull, the Company's President and Chief Executive Officer, and Mr. DeMare, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2006. Based upon that evaluation, Messrs. Turnbull and DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended May 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------

Not applicable.

--------------------------------------------------------------------------------

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended May 31, 2006 and 2005, the Company's principal accountant billed the Company $5,545 and $7,351, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES

For the fiscal years ended May 31, 2006 and 2005, the Company's principal accountant billed $16,400 and $4,255 respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended May 31, 2006 and 2005, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended May 31, 2006 and 2005, the Company's principal accountant billed $nil and $1,766, respectively, for products and services other than those set forth above, which included discussions and consultations on the accounting and audit implications of the proposed Centrasia Acquisition.

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

To the best of the Company's knowledge, no more than fifty percent of the hours expended on the auditors' engagement to audit the Company's financial statements for the fiscal year ended May 31, 2006 were attributed to work performed by persons other than the auditor's full-time, permanent employees.


ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS.
--------------------------------------------------------------------------------

During the fiscal year ended May 31, 2006, there were no purchases made by or on behalf of the Company or an "affiliated purchaser" (as defined in Rule 10b-18(a)(3) adopted under the Securities Exchange Act of 1934), including any officer or director of the Company, of shares or other units of the Company's common shares



                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See attached pages F-1 through F-25.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

       EXHIBIT
        NUMBER    DESCRIPTION
       -------    -----------

         1.1      Certificate of Continuation and Notice of Articles (5)

         1.2      Notice of Alteration - Form 11 (6)

         1.3      Articles

         2.1 Option Agreement, amended as of July 8, 2005, between Bulakashu Mining Company Ltd, Marsa Gold Corp. 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), Baradero Resources Limited and Magellan Gold (BVI) Inc. (Incorporated by Reference to Exhibit 4.13) (6)

         2.2 Loan Agreement dated September 24, 2004, among 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) Marsa Gold Corp., Aitas Mining Company, and Bulakashu Mining Company, as amended, January 18, 2005 (Incorporated by Reference to Exhibit 4.17). (6)

         2.3 Demand Promissory Note dated September 24, 2004 (Incorporated by Reference to Exhibit 4.23) (6)

         2.4 Amending Agreement dated January 18, 2005 among Marsa Gold Corp., Aitas Mining Company, Bulakashu Mining Company LLC and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) (Incorporated by Reference to Exhibit 4.22) (6)

         2.5 Promissory Note from 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) in the amount of $25,000 dated April 26, 2005. (Incorporated by Reference to Exhibit 4.21) (6)

         4.2      Escrow  Agreement  dated June 28,  2000 among the  Company and
                  each  of  Donald  W.  Busby  1999  Irrevocable   Trust,  Chase
                  Management Ltd., Nick DeMare and William Lee. (1)

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

         4.11 Purchase and Sale Agreement effective March 1, 2004 between CalEx and Westport Petroleum, Inc. (5)

         4.12     Letter  Agreement,   dated  March  17,  2005,  among  Baradero
                  Resources Limited, the shareholders of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), and 0724000 B.C. Ltd. (6)

         4.13 Option Agreement, amended as of July 8, 2005, between Bulakashu Mining Company Ltd, Marsa Gold Corp. 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), Baradero Resources Limited and Magellan Gold (BVI) Inc. (6)

         4.14 Sponsorship Agreement, dated July 20, 2005, between Canaccord Capital Corporation and Baradero Resources Limited. (6)

         4.15 Form of Share Purchase Agreement, dated July 25, 2005 among Baradero Resources Limited, the shareholders of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), and 0724000 B.C. Ltd. (6)

       EXHIBIT
        NUMBER    DESCRIPTION
       -------    -----------

         4.16 Debt Settlement Agreements between the Company, 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) and each of certain debtholders of 0724000 B.C. Ltd. dated various dates between March 30, 2005 and June 30, 2005. (6)

         4.17 Loan Agreement dated September 24, 2004, among 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), Marsa Gold Corp., Aitas Mining Company, and Bulakashu Mining Company, as amended, January 18, 2005. (6)

         4.18 Guarantee Agreement dated July 8, 2005 executed by Marsa Gold Corp. in favor of 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) (6)

         4.19 Pledge Agreement dated July 8, 2005 among 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.), Bulakashu Mining Company Ltd., and Marsa Gold Corp. (6)

         4.20 Employment Agreement dated April 1, 2004 between Douglas Turnbull and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) and Assignment Agreement dated September 14, 2005 between Centrasia Mining Corp. (formerly Baradero Resources Limited). (6)

         4.21 Promissory Note from 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) in the amount of $25,000 dated April 26, 2005 (6)

         4.22 Amending Agreement dated January 18, 2005 among Marsa Gold Corp., Aitas Mining Company, Bulakashu Mining Company LLC and 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) (6)

         4.23     Demand Promissory Note dated September 24, 2004 (6)

         4.24 Assignment Agreement dated September 14, 2005, between 0724000 B.C. Ltd. (formerly Magellan Gold Corp. and Centrasia Mining Corp.) and Magellan Gold (BVI) Inc. (6)

         4.25     Stock Option Plan 2005 (6)

         4.26 Surplus Security Escrow Agreement among Baradero Resources Limited, Computershare Investor Services Inc., Douglas Turnbull, Cary Pinkowski, Gregory Crowe, Lindsay Bottomer, James Harris, William J. Tafuri, and Robin Merrifield dated September 12, 2005 (6)

         4.27 Value Security Escrow Agreement among Baradero Resources Limited, Computershare Investor Services Inc., Douglas Turnbull, Gregory Crowe, Lindsay Bottomer, James Harris, and Marsa Gold Corp. dated September 12, 2005. (6)

         4.28     Management   Agreement   between  Chase  Management  Ltd.  and
                  Centrasia Mining Corp. dated September 14, 2005 (6)

         4.29 Agency Agreement between Centrasia Mining Corp and Canaccord Capital Corporation dated September 26, 2005 (6)

         4.30 Consulting Agreement between Bulakashu Mining Company Ltd. and Oleg Kim dated November 23, 2005

         4.31     Consulting   Agreement  between  Centrasia  Mining  Corp.  and
                  William Tafuri dated December 1, 2005

         4.32 Option Agreement between Bulakashu Mining Company Ltd., Marsa Gold Corp., Magellan Gold (BVI) Inc., Centrasia Mining Corp. and Kantanna Company Limited dated January 6, 2006 (7)

         4.33 Consulting Agreement between Centrasia Mining Kazakhstan Ltd. and Vladimir Danilov dated January 31, 2006

         8.1      List of Subsidiaries

       EXHIBIT
        NUMBER    DESCRIPTION
       -------    -----------

         12.1     Certification of Douglas Turnbull Pursuant to Rule 13a-14(a)

         12.2     Certification of Nick DeMare Pursuant to Rule 13a-14(a)

         13.1     Certification  of  Douglas  Turnbull  Pursuant  to  18  U.S.C.
                  Section 1350

         13.2     Certification  of Nick DeMare  Pursuant  to 18 U.S.C.  Section
                  1350

         15.1     Consent of Mr. D. Besserer of APEX Geoscience Ltd. (6)

         15.2 Financial Statements of Bulakashu Mining Company Ltd., including Balance Sheet, Statement of Operations and Deficit, Statement of Cash Flow and the notes thereto, for the period from June 9, 2004 (date of formation) to May 31, 2005. (6)

         15.3 Financial Statements of 0724000 B.C. Limited, including Balance Sheets, Statements of Loss and Deficit, Statements of Cash Flows and the notes thereto, for the year ended May 31, 2005 and the period from February 4, 2004 (date of incorporation) to May 31, 2004. (6)

         15.4 Proforma Consolidated Financial Statements of Centrasia Mining Corp., including Proforma Consolidated Balance Sheet, Proforma Consolidated Statements of Operations and the notes thereto, as at May 31, 2005. (6)

         (1) Previously filed as an exhibit to the Company's registration statement on Form 20-F, filed with the Securities and Exchange Commission on August 31, 2000. File Number 0-30920.
         (2) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on December 3, 2004. File Number 0-30920.
         (3) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on November 29, 2001. File Number 0-30920.
         (4) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on January 16, 2004. File Number 0-30920.
         (5) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on December 3, 2004. File Number 0-30920.
         (6) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on October 28, 2005. File Number 0-30920.
         (7) Previously filed as an attachment to the Company's Form 6-K dated October 23, 2006, filed with the Securities and Exchange Commission on October 24, 2006. File Number 0-30920.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                           CENTRASIA MINING CORP.


Dated:   NOVEMBER 29, 2006                 /S/   DOUGLAS TURNBULL
         -----------------                 ------------------------------------
                                           Douglas Turnbull, President
                                           Chief Executive Officer and Director

--------------------------------------------------------------------------------



                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004

            (Expressed in Canadian dollars, unless otherwise stated)


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DAVIDSON & COMPANY LLP               A Partnership of Incorporated Professionals
                  Chartered Accountants
--------------------------------------------------------------------------------



                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Centrasia Mining Corp.

We have audited the consolidated balance sheets of Centrasia Mining Corp. as at May 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended May 31, 2006 and 2005 and for the period from February 4, 2004 to May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and cash flows for the years ended May 31, 2006 and 2005 and for the period from February 4, 2004 to May 31, 2004 in accordance with Canadian generally accepted accounting principles.


                                                      /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                                          Chartered Accountants

September 20, 2006 (except as to Note 16
which is as of November 29, 2006)


                COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
                            U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated September 20, 2006 (except as to Note 16 which is as of November 29, 2006) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                      /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                                          Chartered Accountants
September 20, 2006 (except as to Note 16
which is as of November 29, 2006)




                          A MEMBER OF SC INTERNATIONAL
                          ----------------------------
          1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                      MAY 31,          MAY 31,
                                                       2006             2005
                                                         $                $

                                     ASSETS

CURRENT ASSETS

Cash                                                  1,256,758          22,634
Amounts receivable                                       14,378           1,329
Prepaids                                                 36,927           5,253
                                                   ------------    ------------
                                                      1,308,063          29,216

EQUIPMENT (Note 4)                                      142,975               -

OPTION ON BMC (Notes 3 and 5)                                 -         306,727

UNPROVEN MINERAL INTERESTS (Note 5)                     803,386               -
                                                   ------------    ------------
                                                      2,254,424         335,943
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                155,054         107,076
Indebtedness (Note 3)                                         -         418,125
                                                   ------------    ------------
                                                        155,054         525,201
PROMISSORY NOTE (Note 3)                                      -          25,000
                                                   ------------    ------------
                                                        155,054         550,201
                                                   ------------    ------------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 7)                                3,490,004          23,111

CONTRIBUTED SURPLUS (Note 9)                            187,435               -

DEFICIT                                              (1,578,069)       (237,369)
                                                   ------------    ------------
                                                      2,099,370        (214,258)
                                                   ------------    ------------
                                                      2,254,424         335,943
                                                   ============    ============

CHANGE OF NAME AND NATURE OF OPERATIONS (Note 1)

RECAPITALIZATION AND ACQUISITION (Note 3)

SUBSEQUENT EVENTS (Note 16)



APPROVED BY THE DIRECTORS

/s/ DOUGLAS TURNBULL    , Director
-----------------------
/s/ NICK DEMARE         , Director
-----------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                          FOR THE PERIODS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                                   PERIOD FROM
                                                                    FEBRUARY 4,
                                                                       2004
                                    YEAR ENDED      YEAR ENDED   (INCORPORATION)
                                      MAY 31,         MAY 31,        TO MAY 31,
                                       2006            2005            2004
                                         $               $               $

EXPENSES

Accounting and administrative            62,358               -               -
Amortization                             14,435               -               -
Audit                                    36,563          12,000           5,000
Corporate development                    60,655               -               -
Interest on indebtedness                 11,532          25,062           1,381
Investor relations                       16,250               -               -
Legal                                    93,785          38,198           9,596
Management fees                          67,438          45,500          18,000
Office                                   63,439          17,792           6,230
Professional fees                       151,170           9,514          15,128
Property due diligence (Note 6)         170,217               -               -
Regulatory fees                          12,555           2,449           1,600
Rent                                     30,474           9,640           2,247
Salaries and benefits                    75,193               -               -
Shareholder costs                         1,542               -               -
Stock-based compensation (Note 8)       137,250               -               -
Transfer agent                           18,646               -               -
Travel                                  170,984           2,478          16,792
                                   ------------    ------------    ------------
                                      1,194,486         162,633          75,974
                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS              (1,194,486)       (162,633)        (75,974)
                                   ------------    ------------    ------------
OTHER ITEMS

Interest and other income                19,455               -               -
Foreign exchange                        (31,636)          1,167              71
                                   ------------    ------------    ------------
                                        (12,181)          1,167              71
                                   ------------    ------------    ------------
LOSS FOR THE PERIOD                  (1,206,667)       (161,466)        (75,903)
                                   ============    ============    ============

BASIC AND DILUTED
   LOSS PER COMMON SHARE                 $(0.10)         $(0.11)     $(2,371.97)
                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING       12,518,011       1,469,962              32
                                   ============    ============    ============


        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                       CONSOLIDATED STATEMENTS OF DEFICIT
                          FOR THE PERIODS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



                                                                   PERIOD FROM
                                                                    FEBRUARY 4,
                                                                       2004
                                    YEAR ENDED      YEAR ENDED   (INCORPORATION)
                                      MAY 31,         MAY 31,        TO MAY 31,
                                       2006            2005            2004
                                         $               $               $

DEFICIT - BEGINNING OF PERIOD          (237,369)        (75,903)              -

Net liabilities assumed at time
   of recapitalization (Note 3)        (134,033)              -               -
                                   ------------    ------------    ------------
                                       (371,402)        (75,903)              -
LOSS FOR THE PERIOD                  (1,206,667)       (161,466)        (75,903)
                                   ------------    ------------    ------------
DEFICIT - END OF PERIOD              (1,578,069)       (237,369)        (75,903)
                                   ============    ============    ============









        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE PERIODS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                                                                   PERIOD FROM
                                                                                                    FEBRUARY 4,
                                                                                                       2004
                                                                    YEAR ENDED      YEAR ENDED   (INCORPORATION)
                                                                      MAY 31,         MAY 31,        TO MAY 31,
                                                                       2006            2005            2004
                                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                                  (1,206,667)       (161,466)        (75,903)
Adjustments for items not involving cash
    Amortization                                                         14,435               -               -
    Accrued interest on indebtedness                                          -          25,062           1,381
    Accrued management services                                               -          10,000           2,000
    Property due diligence                                              133,164               -               -
    Stock-based compensation                                            137,250               -               -
                                                                   ------------    ------------    ------------
                                                                       (921,818)       (126,404)        (72,522)
Decrease (increase) in amounts receivable                                10,136          (1,329)              -
Increase in prepaids                                                    (31,674)         (4,504)           (749)
Increase in accounts payable and accrued liabilities                     26,132          46,976          21,719
                                                                   ------------    ------------    ------------
                                                                       (917,224)        (85,261)        (51,552)
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Advance                                                                (133,164)              -          55,993
Cash assumed on recapitalization and acquisition                        404,139               -               -
Amounts incurred or advanced to
    BMC prior to recapitalization                                       (93,178)       (268,346)              -
Additions to equipment                                                 (147,899)              -               -
Additions to unproven mineral interests                                (203,988)              -               -
                                                                   ------------    ------------    ------------
                                                                       (174,090)       (268,346)         55,993
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Advances and promissory note prior to recapitalization                   84,485          25,000               -
Indebtedness                                                            (18,125)        335,689               -
Issuance of common shares                                             2,478,521           3,732               1
Issuance of preferred shares                                                  -             634           6,744
Share issue costs                                                      (219,443)              -               -
                                                                   ------------    ------------    ------------
                                                                      2,325,438         365,055           6,745
                                                                   ------------    ------------    ------------
INCREASE IN CASH FOR THE PERIOD                                       1,234,124          11,448          11,186

CASH - BEGINNING OF PERIOD                                               22,634          11,186               -
                                                                   ------------    ------------    ------------
CASH - END OF PERIOD                                                  1,256,758          22,634          11,186
                                                                   ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION - Note 14

        The accompanying notes are an integral part of these consolidated financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


1.       CHANGE OF NAME AND NATURE OF OPERATIONS

         On September 14, 2005, Baradero Resources Limited changed its name to Centrasia Mining Corp. (the "Company"). With the acquisition of 0724000 B.C. Ltd. ("724 BC"), as discussed in Note 3, the Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and other countries in Central Asia.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 15.

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 724 BC, a company continued into the Province of British Columbia, Magellan Holdings (BVI) Corp. and Magellan Gold (BVI) Inc. ("Magellan Gold"), both incorporated under the laws of the British Virgin Islands, and Bulakashu Mining Company Ltd. ("BMC"), a company formed under the laws of the Kyrgyz Republic. Inter-company balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and the related rates of depletion and amortization. Actual results could differ from these estimates.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         UNPROVEN MINERAL INTERESTS

         Acquisition and exploration costs directly relating to unproven mineral interests are deferred until the mineral interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company's title. Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interests costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment, which is comprised of mobile and field equipment and office furniture and equipment, are recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives of between three to five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at May 31, 2006 and 2005, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

         TRANSLATION OF FOREIGN CURRENCIES

         Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         INCOME TAXES

         Future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         LOSS PER SHARE

         Loss per share is computed by dividing loss to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


3.       RECAPITALIZATION AND ACQUISITION

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 724 BC and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one- for-one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. See Note
         4. The sole asset of BMC was a license permitting the exploration of an area in the north central part of the Kyrgyz Republic, (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property, as described in Note 5. The Company also agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

         The Company also agreed to assume an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), for which the Company would issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash.

         On September 14, 2005 (the "Effective Date"), the Company completed all of the transactions contemplated under the Acquisition and:

         (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC;

         (ii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash;

         (iii) issued 233,338 common shares in respect of a finder's fee for the Acquisition; and

         (iv) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

         724 BC also acquired effective control of BMC on the Effective Date.

         The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

         (i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheets at their historical book value;

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


3. RECAPITALIZATION AND ACQUISITION (continued)

         (ii) control of the net assets of the Company was acquired on the Effective Date. The transaction has been accounted as a purchase of the assets and liabilities of the Company by 724 BC. The assets and liabilities of the Company have been recorded at their fair values, as follows:

                                                                         $

                  Cash                                                  389,631
                  Amounts receivable and prepaids                        15,566
                  Accounts payable and accrued liabilities              (20,715)
                                                                   ------------
                  Net working capital                                   384,482
                  Advances to 724 BC, eliminated on consolidation       109,485
                  Share subscriptions received                         (628,000)
                                                                   ------------
                  Net liabilities assumed                              (134,033)
                                                                   ============

         (iii) the consolidated statements of operations and deficit and cash flows for the year ended May 31, 2006, include 724 BC's results of operations and cash flows for the year ended May 31, 2006, and the Company's results of operations and cash flows from the Effective Date. The comparative figures for the year ended May 31, 2005 and period from February 4, 2004 (the date of incorporation of 724 BC) to May 31, 2004, and as at May 31, 2005 and 2004, are those of 724 BC.

         Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $134,047 for the period June 1, 2005 to September 14, 2005.

         On completion of the Acquisition 724 BC also acquired effective control of BMC. On the date of the Acquisition 724 BC had advanced a total amount of $399,905 towards the Marsa Option. This acquisition was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of BMC have been recorded at their fair values, as follows:
                                                                          $

         Cash                                                            14,508
         Amounts receivable                                                 201
         Prepaids                                                         7,418
         Accounts payable                                                (1,131)
                                                                   ------------
         Net working capital                                             20,996

         Equipment                                                        9,511
         Unproven mineral interest                                      369,398
                                                                   ------------
         Net assets acquired                                            399,905
                                                                   ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


4.       EQUIPMENT
                                                                      MAY 31,
                                                                       2006
                                                                         $

         Mobile and field equipment                                     121,951
         Office furniture and equipment                                  35,459
                                                                   ------------
                                                                        157,410
         Less accumulated amortization                                  (14,435)
                                                                   ------------
                                                                        142,975
                                                                   ============


5.       UNPROVEN MINERAL INTERESTS
                                   --------------------------------------------
                                                   MAY 31, 2006
                                   --------------------------------------------
                                    ACQUISITION    EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL
                                         $               $               $

         Bulakashu Gold Property        645,838         133,654         779,492
         Other                                -          23,894          23,894
                                   ------------    ------------    ------------
                                        645,838         157,548         803,386
                                   ============    ============    ============

         By agreement dated September 24, 2004 and amended July 8, 2005, the Company, Magellan Gold, 724 BC, Marsa and BMC entered into the Marsa Option whereby Marsa granted to 724 BC the option to acquire a 100% interest in BMC from Marsa. BMC's sole assets are its unproven mineral interests located in the Kygryz Republic.

         In order to exercise the Marsa Option in full, 724 BC was required to make cash payments totalling US $120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of US $2,200,000 and $200,000, as follows:

                                     CASH             SHARE
         DATE                      PAYMENTS         ISSUANCES               COMMITMENTS
                                 ------------     ------------     -----------------------------
                                     US $                              US $               $

         Signing of agreements              -                -          110,000                -
         January 2, 2005               40,000                -                -                -
         September 1, 2005             40,000                -                -                -
         Closing of Acquisition             -          200,000                -                -
         December 31, 2005                  -                -                -          200,000
         January 2, 2006               40,000          200,000                -                -
         December 31, 2006                  -                -          690,000                -
         January 2, 2007                    -          250,000                -                -
         December 31, 2007                  -                -          650,000                -
         January 2, 2008                    -          375,000                -                -
         December 31, 2008                  -                -          750,000                -
                                 ------------     ------------     ------------     ------------
                                      120,000        1,025,000        2,200,000          200,000
                                 ============     ============     ============     ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


5.       UNPROVEN MINERAL INTERESTS (continued)

         As at May 31, 2005, 724 BC had advanced a total of $306,727 towards the Marsa Option. See also Note 3.

         The Marsa Option provided for staged conversions of advances made by 724 BC to BMC into a participating interest in BMC at the end of each calendar year, beginning December 31, 2005. In the event 724 BC fails to meet any of its commitments or commits a material breach of the agreement, Marsa has the right to require 724 BC to return any participating interest of BMC received and forgive the Commitments. The Company has assumed the share obligations of 724 BC under the Marsa Option. As at May 31, 2006, the Company has made all of the cash payments and issued 400,000 common shares.

         In November 2005, Marsa arranged for the recording of an exploration license on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic, in BMC. On November 23, 2005, the Company, Magellan Gold, BMC and Marsa entered into a memorandum of understanding (the "MOU"), replacing the Marsa Option, whereby BMC has agreed to transfer its ownership interest in the Bulakashu Gold Property back to Marsa. As a result BMC will now hold an option to aquire a 100% interest in the Bulakashu Gold Property from Marsa under the same terms as contemplated under the Marsa Option, and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company has agreed, upon receipt of regulatory approval and formal documentation, to issue 200,000 common shares of its capital stock to Marsa. On December 29, 2005, the Company received regulatory approval to complete the terms of the MOU. The Company is currently completing formal agreements whereby Marsa will assign its beneficial interests in the MOU to Kantanna Company Limited, a private company controlled by the principals of Marsa.

         See also Note 16.


6.       PROPERTY DUE DILIGENCE

         During fiscal 2006, the Company actively reviewed potential mineral property acquisitions in Central Asia. In May 2006, the Company entered into a memorandum of understanding with respect to a mineral property in Kazakhstan. The Company advanced $133,164 (US $120,000) under a loan agreement for costs incurred on the property while the Company continued formal negotiations. The Company was unsuccessful in its formal negotiations and, in July 2006, terminated negotiations to acquire the property. The Company has written-off the $133,164 advance as part of its due diligence costs to reflect the uncertainty of collection of the advance. The Company is actively attempting to seek repayment of the advance.


7.       SHARE CAPITAL

         (a)      Authorized Capital:

                  The  Company's   authorized  capital  stock  is  comprised  of
                  unlimited common shares without par value.

                  The authorized capital stock of 724 BC is comprised of 100,000,000 common shares with par value of US$0.001 per share and 100,000,000 preferred shares with par value of US$0.001 per share.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


7.       SHARE CAPITAL (continued)

         (b) Issued and allotted:



                                                                                     ADDITIONAL
                                                                                      PAID-IN
                                                    NUMBER OF        PAR VALUE         CAPITAL           TOTAL
                                                      SHARES             $                $                $

         COMMON SHARES

         Balance, February 4, 2004                           -                                 -                -
         Issued for cash                                   100                1                -                1
                                                  ------------     ------------     ------------     ------------
         Balance, May 31, 2004                             100                1                -                1
                                                  ------------     ------------     ------------     ------------
         Issued for cash                               600,000              746            2,986            3,732
         Issued for services (Note 10)               2,000,000            2,432            9,568           12,000
         Share exchange from preferred shares        1,100,000            1,475            5,903            7,378
                                                  ------------     ------------     ------------     ------------
                                                     3,700,000            4,653           18,457           23,110
                                                  ------------     ------------     ------------     ------------
         Balance, May 31, 2005                       3,700,100            4,654           18,457           23,111
                                                  ------------     ------------     ------------     ------------
         Adjustment of shares to reflect shares
             of the legal parent at time of
             recapitalization                        2,101,523                -                -                -
         Adjustment                                          -           18,457          (18,457)               -
         Issued for cash
             Private placement                       4,375,000          875,000                -          875,000
             Offering                                3,076,923        2,000,000                -        2,000,000
             Exercise of warrants                      246,603          140,100                -          140,100
             Exercise of agent's option                126,974           91,421                -           91,421
         Reallocation from contributed surplus
             on exercise of agent's option                   -           19,046                -           19,046
         Issued for agent's commission                 198,556          129,061                -          129,061
         Issued for corporate finance fee              100,000           65,000                -           65,000
         Issued for unproven mineral
             interests (Note 5)                        400,000          230,000                -          230,000
         Issued for 724 BC indebted-
             ness (Note 3)                           2,000,000          400,000                -          400,000
         Issued for finder's fee (Note 3)              233,338           46,668                -           46,668
                                                  ------------     ------------     ------------     ------------
                                                    12,858,917        4,014,753          (18,457)       3,996,296
         Share issue costs incurred on
             recapitalization                                -         (233,672)               -         (233,672)
         Share issue costs on private
             placement and offering                          -         (295,731)               -         (295,731)
                                                  ------------     ------------     ------------     ------------
                                                    12,858,917        3,485,350          (18,457)       3,466,893
                                                  ------------     ------------     ------------     ------------
         Balance, May 31, 2006                      16,559,017        3,490,004                -        3,490,004
                                                  ============     ============     ============     ============

         PREFERRED SHARES

         Balance,February 4, 2004                            -                                 -                -
         Issued for cash                             1,000,000            1,348            5,396            6,744
                                                  ------------     ------------     ------------     ------------
         Balance, May 31, 2004                       1,000,000            1,348            5,396            6,744
                                                  ------------     ------------     ------------     ------------
         Issued for cash                               100,000              127              507              634
         Share exchange for common shares           (1,100,000)          (1,475)          (5,903)          (7,378)
                                                  ------------     ------------     ------------     ------------
                                                    (1,000,000)          (1,348)          (5,396)          (6,744)
                                                  ------------     ------------     ------------     ------------
         Balance, May 31, 2005 and 2006                      -                -                -                -
                                                  ============     ============     ============     ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


7.       SHARE CAPITAL (continued)

         (c)      On September 14, 2005, the Company:

                  i) completed the recapitalization with 724 BC and issued 3,700,100 common shares of its share capital for 100% of the issued and outstanding common shares of 724 BC (Note
                      3);

                  ii) completed  a  non-brokered  private  placement  and issued
                      4,375,000 units, for total gross proceeds of $875,000. Each unit comprised of one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007; and

                  iii)issued 1,900,000 Centrasia Units and 100,000 common shares of the Company on the settlement of $400,000 of indebtedness. Each Centrasia Unit comprised of one common share and one warrant, with the same terms as the warrants described under Note 7(c)(ii).

         (d) On October 28, 2005, the Company completed a short form offering (the "Offering") of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds. Each unit comprised of one common share and one transferable warrant. Two warrants will entitle the holder to acquire an additional common share at a price of $0.78 per share on or before April 28, 2007.

                  The Company paid the agent a commission of $150,000, of which $20,939 was paid in cash and $129,061 was paid through the issuance of 198,556 units, a $7,500 administration fee and a corporate finance fee of 100,000 units at a fair value of $65,000. The Company also granted an option to the agent entitling it to acquire 307,692 units at a price of $0.72 per unit, for a period of 18 months. The units issued to the agent have the same term as the units issued under the Offering. As at May 31, 2006, the agent's option to acquire 180,718 units remained unexercised.

                  The fair value of the agent's option have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 79%; a risk-free interest rate of 3.19%; and an expected life of nine months. The value assigned to the agent's option was $69,231.

         (e) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2006 and the changes for fiscal 2006 is as follows:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                      NUMBER      EXERCISE PRICE
                                                                        $

                  Balance, beginning of year                  -          -
                  Issued                              8,026,226         0.48
                  Exercised                            (246,603)        0.57
                                                   ------------
                  Balance, end of year                7,779,623         0.48
                                                   ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


7.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2006:

                                           EXERCISE
                      NUMBER                 PRICE            EXPIRY DATE
                                               $

                     1,642,123                0.78            April 28, 2007
                     6,137,500                0.40            September 14, 2007
                  ------------
                     7,779,623
                  ============

         (f) As at May 31, 2006, an aggregate 3,515,095 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

         (g)      See also Notes 3, 5 and 16.


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         On August 11, 2005, the Company received shareholder approval of a stock option (the "Plan") which allows the Company to grant a maximum number of 2,500,000 stock options. During fiscal 2006, the Company granted stock options to its employees, directors and consultants to purchase 2,435,000 common shares, vesting over periods between twelve to eighteen months. The Company recorded compensation expense of $137,250 on the vested portion.

         The fair value of stock options granted to employees, directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2006:

                Risk-free interest rate                   3.21%
                Estimated volatility                       79%
                Expected life                           2.5 years
                Expected dividend yield                    0%

         The weighted average fair value of all stock options granted during the period to the Company's employees, directors and consultants was $0.10 per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         The Company has also agreed, subject to Company shareholder approval, to grant stock options to consultants to purchase 300,000 common shares at a price of $1.15 per share for a term of five years. As at May 31, 2006, the Company had not yet obtained Company shareholder approval.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at May 31, 2006 and the changes for fiscal 2006 is as follows:


                                                                    WEIGHTED
                                                                     AVERAGE
                                                     OPTIONS         EXERCISE
                                                   OUTSTANDING        PRICE
                                                                        $

         Balance, beginning of year                          -          -
         Granted                                     2,435,000        0.22
                                                  ------------
         Balance, end of year                        2,435,000        0.22
                                                  ============

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2006:


             NUMBER            NUMBER        EXERCISE
          OUTSTANDING        EXERCISABLE       PRICE          EXPIRY DATE
                                                 $

            2,335,000          1,167,500        0.20          September 14, 2010
              100,000             50,000        0.79          November 21, 2010
         ------------       ------------
            2,435,000          1,217,500
         ============       ============

         See also Note 16.


9.       CONTRIBUTED SURPLUS

         A summary of the Company's contributed surplus at May 31, 2006 and the changes for fiscal 2006 is as follows:

                                                                         $

         Balance, beginning of year                                           -
             Stock-based compensation on stock options (Note 8)         137,250
             Stock-based compensation on agent's option (Note 7(d))      69,231
             Agent's option exercised                                   (19,046)
                                                                   ------------
         Balance, end of year                                           187,435
                                                                   ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


10.      RELATED PARTY TRANSACTIONS

         During fiscal 2006, the Company incurred a total of $447,245 (2005 - $143,845; 2004 - $18,000) for accounting, administrative, legal, management and professional services provided by current and former directors and officers of the Company of which $51,146 was capitalized to unproven mineral interests and $38,000 was recorded as share issue costs incurred on recapitalization. As at May 31, 2006, $76,688 (2005 - $88,755) remained outstanding and was included in accounts payable and accrued liabilities.

         During fiscal 2005, the Company issued 2,000,000 common shares to the President of the Company in satisfaction of $12,000 of services.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


11.      INCOME TAXES

         Future income tax assets and liabilities of the Company are as follows:

                                                      MAY 31,          MAY 31,
                                                       2006            2005
                                                         $               $
         Future income tax assets
              Loss carry forwards                       476,000          84,600
              Other                                     154,800               -
                                                   ------------    ------------
                                                        630,800          84,600
         Valuation allowance                           (630,800)        (84,600)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes as follows:

                                                                                    PERIOD FROM
                                                                                    FEBRUARY 4,
                                                                                        2004
                                                    YEAR ENDED      YEAR ENDED   (INCORPORATION)
                                                      MAY 31,         MAY 31,        TO MAY 31,
                                                       2006            2005            2004
                                                         $               $               $

         Income tax rate reconciliation

         Combined federal and provincial
              income tax rate                            34.12%          35.62%            34%
                                                   ============    ============    ============

         Expected income tax recovery                   411,700          57,600          25,800
         Non-deductible stock-based compensation        (46,800)              -               -
         Other                                           34,200               -               -
         Unrecognized benefit of income tax losses     (399,100)        (57,600)        (25,800)
                                                   ------------    ------------    ------------
         Actual income tax recovery                           -               -               -
                                                   ============    ============    ============

         As at May 31, 2006, the Company has non-capital losses of approximately $1.4 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2008 through 2016.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12.      SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Central Asia and its corporate assets are located in Canada.

                                   --------------------------------------------
                                              YEAR ENDED MAY 31, 2006
                                   --------------------------------------------
                                   IDENTIFIABLE
                                       ASSETS        REVENUES          LOSS
                                         $               $               $

         Exploration activities
            (Central Asia)              985,119               -        (116,057)
         Corporate (Canada)           1,269,305          19,455      (1,090,610)
                                   ------------    ------------    ------------
                                      2,254,424          19,455      (1,206,667)
                                   ============    ============    ============

                                   --------------------------------------------
                                              YEAR ENDED MAY 31, 2005
                                   --------------------------------------------
                                   IDENTIFIABLE
                                       ASSETS        REVENUES          LOSS
                                         $               $               $

         Exploration activities
            (Central Asia)              306,727               -               -
         Corporate (Canada)              29,216               -        (161,466)
                                   ------------    ------------    ------------
                                        335,943               -        (161,466)
                                   ============    ============    ============

         All of the Company's assets and operations in fiscal 2004 were located in Canada.


13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments is estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


14.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash activities conducted by the Company are as follows:

                                                                                                    PERIOD FROM
                                                                                                    FEBRUARY 4,
                                                                                                       2004
                                                                    YEAR ENDED      YEAR ENDED   (INCORPORATION)
                                                                      MAY 31,         MAY 31,        TO MAY 31,
                                                                       2006            2005            2004
                                                                         $               $               $

         Financing activities

             Common shares issued for subscriptions previously
                received, mineral properties, indebtedness and
                exchange of preferred shares                          1,258,000           7,378               -
             Common shares issued for finder's fees, corporate
                finance fee and agent's commission                      240,729               -               -
             Contributed surplus for agent's option                      69,231               -               -
             Share issue costs from common shares issued and
                agent's option                                         (309,960)              -               -
             Indebtedness exchanged for common shares                  (400,000)              -               -
             Subscriptions received previously exchanged for
                common shares                                          (628,000)              -               -
             Common shares issued for services rendered                       -          12,000               -
             Preferred shares exchanged for common shares                     -          (7,378)              -
                                                                   ------------    ------------    ------------
                                                                        230,000          12,000               -
                                                                   ============    ============    ============
         Investing activities

             Unproven mineral interests                                (230,000)        (38,381)              -
                                                                   ============    ============    ============
         Operating activities

             Services rendered                                                -         (12,000)              -
             Increase in accounts payable and accrued liabilities             -          38,381               -
                                                                   ------------    ------------    ------------
                                                                              -          26,381               -
                                                                   ============    ============    ============

         Other supplementary cash flow information:

                                                                                                    PERIOD FROM
                                                                                                    FEBRUARY 4,
                                                                                                       2004
                                                                    YEAR ENDED      YEAR ENDED   (INCORPORATION)
                                                                      MAY 31,         MAY 31,        TO MAY 31,
                                                                       2006            2005            2004
                                                                         $               $               $

         Interest paid in cash                                           37,975               -               -
                                                                   ============    ============    ============
         Income taxes paid in cash                                            -               -               -
                                                                   ============    ============    ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                  CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                    PERIOD FROM
                                                                                                    FEBRUARY 4,
                                                                                                       2004
                                                                    YEAR ENDED      YEAR ENDED   (INCORPORATION)
                                                                      MAY 31,         MAY 31,        TO MAY 31,
                                                                       2006            2005            2004
                                                                         $               $               $


                  Loss under Canadian GAAP                           (1,206,667)       (161,466)        (75,903)
                  Unproven mineral interests expensed                  (429,774)              -               -
                                                                   -------------   ------------    ------------
                  Loss under US GAAP                                 (1,636,441)       (161,466)        (75,903)
                                                                   ============    ============    ============
                  Loss per share under US GAAP                            (0.13)          (0.11)      (2,371.97)
                                                                   ============    ============    ============

                  CONSOLIDATED BALANCE SHEETS

                                                      MAY 31,         MAY 31,
                                                       2006            2005
                                                         $               $
                  SHAREHOLDERS' EQUITY (DEFICIENCY)

                  Balance per Canadian GAAP           2,099,370        (214,258)
                  Unproven mineral interests
                       expensed                        (429,774)              -
                                                   ------------    ------------
                  Balance per US GAAP                 1,669,596        (214,258)
                                                   ============    ============


                  UNPROVEN MINERAL INTERESTS

                  Balance per Canadian GAAP             803,386               -
                  Expensed under US GAAP               (429,774)              -
                                                   ------------    ------------
                  Balance per US GAAP                   373,612               -
                                                   ============    ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                    PERIOD FROM
                                                                                                    FEBRUARY 4,
                                                                                                       2004
                                                                    YEAR ENDED      YEAR ENDED   (INCORPORATION)
                                                                      MAY 31,         MAY 31,        TO MAY 31,
                                                                       2006            2005            2004
                                                                         $               $               $

                  OPERATING ACTIVITIES

                  Cash used per Canadian GAAP                          (917,224)        (85,261)        (51,552)
                  Unproven mineral interests                           (157,548)              -               -
                                                                   ------------    ------------    ------------
                  Cash used per US GAAP                              (1,074,772)        (85,261)        (51,552)
                                                                   ============    ============    ============
                  INVESTING ACTIVITIES

                  Cash( used) provided by per Canadian GAAP            (174,090)       (268,346)         55,993
                  Unproven mineral interests                            157,548               -               -
                                                                   ------------    ------------    ------------
                  Cash ( used) provided by per US GAAP                  (16,542)       (268,346)         55,993
                                                                   ============    ============    ============

                  UNPROVEN MINERAL INTERESTS

                  Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes the Company has adopted the provisions of EITF 04-02 "Whether Mineral Rights are Tangible or Intangible Assets" which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      Recent Accounting Pronouncements

                  UNITED STATES PRONOUNCEMENTS

                  In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share Based Payment" ("SFAS 123R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

                  (i) Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

                  (ii) Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity's share price.

                  (iii) Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

                  (iv) Incremental compensation cost for a modifications of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modifications, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award's value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified awards.

                  SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to
                  Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

                  The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED MAY 31, 2006 AND 2005 AND
          PERIOD FROM FEBRUARY 4, 2004 (INCORPORATION) TO MAY 31, 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  CANADIAN PRONOUNCEMENTS

                  The CICA has issued the following new accounting standards, effective October 1, 2006:

                  CICA Handbook Section 1530, "Comprehensive Income" establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The adoption of this new standard by the Company is not expected to have a material impact.

                  CICA Handbook Section 3251, "Equity" establishes standards for presentation of equity changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact.

                  CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement" establishes standards for recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.


16.      SUBSEQUENT EVENTS

         (a) Subsequent to May 31, 2006, the Company:

                  i) agreed, subject to Company shareholder approval, to grant 665,000 stock options at an exercise price of $0.70 per share for a term of five years;

                  ii) issued 301,250 common shares for proceeds of $120,975 on the exercise of warrants; and

                  iii) issued 200,000 common shares pursuant to the terms of the
                       MOU.

         (b) On August 25, 2006, the Company entered into a property and option agreement (the "Turgeldy Option") to acquire a 100% interest in all rights and title to the Turgeldy (the "Turgeldy Property"), subject to a 1% net smelter royalty to the optionor. The Turgeldy Property is located immediately north of and is contiguous with the Eastern Sary Jaz Property. Under the terms of the Turgeldy Option the Company issued 60,000 common shares, at a value of $42,000, and has up to six months to exercise the Turgeldy Option by payment of US $30,000 and issuance of an additional 90,000 common shares.

                                                                      SCHEDULE I

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                         AND DEFERRED EXPLORATION COSTS
                         FOR THE YEAR ENDED MAY 31, 2006



                                   BULAKASHU          OTHER            TOTAL
                                       $                $                $
BALANCE - BEGINNING OF YEAR                 -                -                -
                                 ------------     ------------     ------------
EXPENDITURES DURING THE YEAR

EXPLORATION COSTS
    Consultants                         1,644                -            1,644
    Field supplies                        873                -              873
    Fuel                               12,951                -           12,951
    Geological                         49,268           23,894           73,162
    Geophysics                         13,333                -           13,333
    Laboratory and sampling             9,552                -            9,552
    Other                              10,815                -           10,815
    Repair and maintenance              1,245                -            1,245
    Salaries and benefits              30,071                -           30,071
    Travel                              3,902                -            3,902
                                 ------------     ------------     ------------
                                      133,654           23,894          157,548
                                 ------------     ------------     ------------
ACQUISITION COSTS
    Option payment                     46,440                -           46,440
    Acquisition of BMC                369,398                -          369,398
    Issuance of common shares         230,000                -          230,000
                                 ------------     ------------     ------------
                                      645,838                -          645,838
                                 ------------     ------------     ------------
                                      779,492           23,894          803,386
                                 ------------     ------------     ------------
BALANCE - END OF YEAR                 779,492           23,894          803,386
                                 ============     ============     ============