Form 20-F
period 2007-11-30
Centrasia Mining Corp.
filed 2007-12-17
CIK 1123267

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark one)
[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     FOR THE FISCAL YEAR ENDED MAY 31, 2007
                                       or

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

                   26,087,631 COMMON SHARES AS OF MAY 31, 2007

Indicate by check mark if the  registrant is a well-known  seasoned  issuer,  as
defined in Rule 405 of the Securities Act.   Yes [   ]  No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934.   Yes [   ]  No [ X ]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected
to follow.   Item 17 [ X ]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes [ ] No [ X ]

GENERAL INFORMATION:

Unless otherwise indicated, all references herein are to Canadian dollars.

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

CARBONACEOUS                  GREYWACKE a dark poorly sorted  sandstone that has
                              a significant carbon content.

CARBONACEOUS                  SHALE a fine grained,  sedimentary rock that has a
                              significant carbon content.

CHLORITIZATION                an alteration process where pre-existing  minerals
                              are replaced by chlorite.

CONTAINED                     SILVER OR GOLD total measurable  silver or gold in
                              grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.

CU                            copper

CUT-OFF GRADE                 the lowest grade of mineralization  that qualifies
                              as ore in a resource calculation

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

GPT                           grams per tonne.

GRANODIORITE                  an  intrusive  igneous rock  comprised  largely of
                              quartz, feldspar, biotite and hornblende.

GREENSCHIST                   FACIES a term  used to  describe  rocks  that have
                              undergone low grade metamorphism associated with a temperature range between 300 and 500 degrees
                              Celsius.

GREENSTONE                    a general  term used to  describe  any dark  green
                              color metamorphosed igneous rock.

HISTORICAL                    RESERVES/RESOURCES  a phrase  used to  describe  a
                              mineral reserve or resource that was established prior to the implementation of NI 43-101.

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

INFILL DRILLING PROGRAM a series of drill holes that have been laid out to intersect the untested areas between two previously drilled holes.

INTRUSIVE                     ROCK a general  term used to  describe  an igneous
                              rock body that has intruded pre-existing rock and solidified without breaching the earth's surface.

KM                            kilometer

M                             meter

MAFIC a term used to describe igneous rocks comprised of dark colored iron and magnesium rich minerals.

MAGMA                         mobile, molten rock material.

MANTLE PLUME an isolated upwelling of the magma in the mantle created by convection flow within the mantle.

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

METAMORPHISM                  the   mineralogical,   chemical,   and  structural
                              adjustment of solid rocks to physical and chemical
                              conditions   which  have  been   imposed   due  to
                              prolonged exposure to heat and pressure.

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

PALEOZOIC                     a  period  or era of  time  between  570  and  225
                                million years ago

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

TON                           short ton (2,000 pounds).

TONNE                         metric tonne (2,204.6 pounds).

UNCONFORMITY                  a substantial  break or gap in the geologic record
                              where a rock is  overlain  by another  that is not
                              the  next  unit  in  a  continuous   stratigraphic
                              succession.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

Selected Financial Data

The selected financial data of the Company for the years ended May 31, 2007, 2006, and 2005, was derived from the financial statements of the Company which have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

Reference is made to Note 16 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

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


                                                                                                     PERIOD FROM
                                                                                                     FEBRUARY 4,
                                                    YEAR ENDED      YEAR ENDED      YEAR ENDED         2004 TO
                                                   MAY 31, 2007    MAY 31, 2006    MAY 31, 2005     MAY 31, 2004


Interest and Other Income                               $42,993         $19,455             Nil              Nil
General and Administrative Expenses                  $1,949,793      $1,194,486        $162,633          $75,974
Loss From Continuing Operations                     $(2,036,069)    $(1,206,667)      $(161,466)        $(75,903)
Net Loss                                            $(2,036,069)    $(1,206,667)      $(161,466)        $(75,903)
Total Assets                                         $5,843,162      $2,254,424        $335,943          $11,935
Net Assets (Deficiency)                              $5,502,047      $2,099,370       $(214,258)        $(69,158)
Capital Stock                                        $8,490,285      $3,490,004         $23,111           $1,349



                                                                                                     PERIOD FROM
                                                                                                     FEBRUARY 4,
                                                    YEAR ENDED      YEAR ENDED      YEAR ENDED         2004 TO
                                                   MAY 31, 2007    MAY 31, 2006    MAY 31, 2005     MAY 31, 2004


Contributed Surplus                                    $625,900        $187,435             Nil           $5,396
Weighted Average Number of Shares                    19,576,880      12,518,011       1,469,962               32
Dividends per Share                                         Nil             Nil             Nil              Nil
Basic and Fully Diluted Loss Per Share from
   Continuing Operations                                 $(0.10)         $(0.10)         $(0.11)      $(2,371.97)
Loss Per Share                                           $(0.10)         $(0.10)         $(0.11)      $(2,371.97)



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

CONSOLIDATED STATEMENTS OF OPERATIONS
                                       2007            2006            2005
                                         $               $               $

Loss under Canadian GAAP             (2,036,069)     (1,206,667)       (161,466)
Unproven mineral interests expensed    (384,958)       (429,774)              -
                                   ------------    ------------    ------------
Net loss under US GAAP               (2,421,027)     (1,636,441)       (161,466)
                                   ============    ============    ============

Loss per share under US GAAP              (0.12)          (0.13)          (0.11)
                                   ============    ============    ============

CONSOLIDATED BALANCE SHEETS
                                                       2007            2006
                                                         $               $
SHAREHOLDERS' EQUITY

Balance per Canadian GAAP                             5,502,047       2,099,370
Unproven mineral interests expensed                    (814,732)       (429,774)
                                                   ------------    ------------
Balance per US GAAP                                   4,687,315       1,669,596
                                                   ============    ============
UNPROVEN MINERAL INTERESTS

Balance per Canadian GAAP                             1,491,844         803,386
Expensed under US GAAP                                 (814,732)       (429,774)
                                                   ------------    ------------
Balance per US GAAP                                     677,112         373,612
                                                   ============    ============

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       2007            2006            2005
                                         $               $               $
OPERATING ACTIVITIES

Cash used per Canadian GAAP          (1,464,627)       (917,224)        (85,261)
Unproven mineral interests             (395,319)       (157,548)              -
                                   ------------    ------------    ------------
Cash used per US GAAP                (1,859,946)     (1,074,772)        (85,261)
                                   ============    ============    ============
INVESTING ACTIVITIES

Cash used by per Canadian GAAP         (800,778)       (174,090)       (268,346)
Unproven mineral interests              395,319         157,548               -
                                   ------------    ------------    ------------
Cash used per US GAAP                  (405,459)        (16,542)       (268,346)
                                   ============    ============    ============

Unproven Mineral Interests

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For US GAAP purposes the Company follows the provisions of EITF 04-02 "Whether Mineral Rights are Tangible or Intangible Assets" which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

Stock-Based Compensation

Effective June 1, 2006, the Company adopted SFAS No. 123 (revised), "Share-Based Payment" ("SFAS 123(R)"), utilizing the modified prospective approach. The impact of adopting this standard did not materially affect the Company's consolidated financial position, results of operations or cash flows because the Company previously applied the fair value based method of accounting for stock options prescribed by SFAS 123, "Accounting for Stock-Based Compensation".

Under SFAS 123 the Company used the fair value based method of accounting for stock-based employee compensation. The Company's results for the year ended May 31, 2007 were not significantly affected as a result of adopting SFAS 123(R) on June 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and US GAAP on the accounting for stock- based compensation for the years ended May 31, 2007, 2006 and 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

United States Pronouncements

In July 2006, the FASB issued Financial Instrument No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; require certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of the new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Any cumulative effect will be recorded as an adjustment to the opening accumulated deficit balance, or other appropriate component of equity. The Company is currently evaluating the effect of SFAS 157 will have on the Company's consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 159. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements and is currently not yet in a position to determine such effects.

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2007, 2006 and 2005 and the period from February 4, 2004 (the date of incorporation of 724 BC) to May 31, 2004.

                  PERIOD                              AVERAGE

                  June 1, 2006 - May 31, 2007          0.8839
                  June 1, 2005 - May 31, 2006          0.8581
                  June 1, 2004 - May 31, 2005          0.7984
                  February 4, 2004 - May 31, 2004      0.7424

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended October 31, 2007.

                  MONTH                  HIGH            LOW

                  October 2007           1.0531        0.9998
                  September 2007         1.0041        0.9497
                  August 2007            0.9527        0.9299
                  July 2007              0.9641        0.9355
                  June 2007              0.9453        0.9322
                  May 2007               0.9345        0.8980

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on December 5, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $1.0127 (US $1.00 = CDN$1.0127).

Risk Factors

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING, THE COMPANY MAY FAIL.

The Company has limited financial resources, no revenues, and has no assurance that additional funding will be available to it. As of August 31, 2007, the Company had working capital of $5,674,417, which excludes the $5,546,100 current portion of long-term debt which is due on July 24, 2008. As of the date of this annual report, the Company has not yet finalized its exploration budget for the next 12 months, pending current results. However, the Company anticipates a significant exploration program will be implemented on its Souker Project. In addition, the Company anticipates that it will incur approximately $1.6 million for the next 12 months for corporate overhead and salaries. The Company will need to raise significant funding to meet its anticipated expenditures and ongoing costs and to retire its long-term debt. In addition, the Company will need to raise further funds based upon the results of the exploration programs or if the Company acquires any additional properties.

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

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $1.92 to a low of $0.43 during the 12-month period ending October 31, 2007. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS ACTIVITIES.

The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. Except for the employment agreement with Mr. Turnbull, the Management Agreement with Chase Management Ltd. ("Chase"), the Consulting Agreement between the Company and Dr. William Tafuri, the Consulting Agreement between Mr. Oleg Kim and BMC, and the Consulting Agreement between Mr. Vladimir Danilov and Centrasia Kazakhstan, the Company and/or its subsidiaries has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. See "Item 6. Directors, Senior Management and Employees - Compensation." The Company has not obtained key-man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

IT IS UNCERTAIN WHETHER ANY OF THE PROPERTY INTERESTS OWNED OR OPTIONED BY THE COMPANY WILL CONTAIN "RESERVES"; THEREFORE, IT IS POSSIBLE THAT THE FUNDS SPENT BY THE COMPANY ON ITS EXPLORATION ACTIVITIES WILL BE LOST.

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

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. The probability of an individual prospect ever having reserves that meet the requirements of Guide 7 is extremely remote. The Company's property interests, in all probability, may not contain any reserves and any funds spent on exploration of the Company's property interests may be lost. If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

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

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also "Au"), silver (also "Ag") and other metals including but not limited to nickel (also "Ni") and copper (also "Cu"), any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will continue to rely upon consultants and others for exploration and, if required, development expertise. If any of the Company's exploration property interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis. The economics of developing gold, silver , nickel, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

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

Unusual or unexpected  formations,  formation  pressures,  fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in mining activities and the conduct of exploration programs and the advancement of a property beyond the exploration stage. The Company has limited experience in the conducting development programs and advancing properties beyond the exploration stage. The Company has relied and may continue to rely upon consultants for expertise. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. There are no assurances that the Company's exploration activities will result in development or mining operations.

THE COMPANY'S FOREIGN OPERATIONS SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's operations in the Kyrgyz Republic, Russian Federation and other countries in Central Asia make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar and the foreign currencies vary under market conditions. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. The subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of the subsidiary is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. The Company maintains its cash and cash equivalent amounts primarily in Canadian denominated currencies. The Company does not currently engage in hedging activities. See "Item 5. Operating and Financial Review and Prospects."

THE COMPANY'S MINERAL CLAIM INTERESTS ARE LOCATED IN FOREIGN COUNTRIES, WHICH MAY PREVENT OR DELAY EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO ABANDON ITS PROJECTS.

The Company's mining exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment, social unrest, corporate activity and the mining business in each of the Russian Federation and the Kyrgyz Republic. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, extreme fluctuations in currency rates and high inflation in Central Asia and the former Soviet Union. The relevant governments have entered into contracts with the Company or granted permits or concessions that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, the Company's ability to conduct operations or exploration and development activities is subject to renewal of permits or concessions, changes in government regulations or shifts in political attitudes beyond the Company's control. There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, re-nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that the Company's assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.

Similarly,  the  Company's  operations  may be  affected  in varying  degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, labour legislation, mine safety, and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein.

With respect to the Company's Russian properties, the current legal environment in the Russian Federation is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience. Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of the Company. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law may involve severe penalties and consequences regarded as disproportionate to the offence. Exploration for and extraction of minerals in the Russian Federation is governed by the Law on Subsoil, the Licensing Regulations, the Precious Metals Law and other laws. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil. There are uncertainties in conclusively determining all necessary information about required permits, approvals and licenses, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that the Company has complied with all applicable laws or obtained all necessary approvals in the Russian Federation. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to the Company's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on the Company. In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of the Company's abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk however, of arbitrary action being taken against any of such Russian corporations, including the Company's Russian subsidiary, RPI, due to these technical irregularities, and the result of such action could be materially adverse to RPI and the Company. In addition, the Souker License confers upon RPI the right to explore, develop and mine the Souker Deposit and the Souker License area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Souker Property which may adversely affect RPI's interest. RPI is taking and will continue to take all appropriate steps to protect its interest.

With respect to the Company's properties located in the Kyrgyz Republic, this country has experienced political difficulties in recent years including a revolution in March 2005 that resulted in the ouster of the long-time incumbent President. Although the election of a new President and the appointment of a new Prime Minister have brought a measure of stability to the Kyrgyz Republic following the events of March 2005, the political situation in the country continues to evolve. There continues to be a risk of future political instability.

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

Various regulatory requirements affect the current and future activities of the Company, including exploration activities on its properties. Exploration activities require permits from various federal, state and local governmental authorities and are subject to laws and regulations governing, among other things, prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. Exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. See "Item 4.Information on the Company - Business Overview - Government Regulations."

Licensing and permitting requirements are subject to changes in laws and regulations and in various operating circumstances. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses and/or permits it may require for its activities or that such permits will be will be obtainable on reasonable terms or on a timely basis or that such laws and regulations will not have an adverse effect on any project which the Company might undertake. If the Company is unable to obtain the necessary licenses or permits for its exploration activities, the Company might have to change or abandon its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. In such event, the Company might be forced to sell or abandon its property interests.

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

THERE IS NO AUTOMATIC LICENSE RENEWAL PROCESS FOR THE COMPANY'S LICENSES IN THE KYRGYZ REPUBLIC. FAILURE TO OBTAIN RENEWAL OF ITS KYRGYZ REPUBLIC LICENSES WILL LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The Company, though its subsidiary BMC, is required to annually prepare and submit reports to the State Agency for Geology and Mineral Resources under the Government of the Kyrgyz Republic (the "KSAG") to confirm that it has complied with the terms of its license agreements. Upon approval by the KSAG extensions to the licenses and license agreements may be applied for up to a maximum of ten years. Provided the Company is in compliance with the terms of its license agreements, it is required to pay to the KSAG approximately US $7 in payment of the KSAG's services associated with the applications to extend the license agreements. At the end of each license period the Company may be required to relinquish a portion of the license area. The Company, through BMC as the license holder, determines which areas are to be relinquished; however, the Company may have to relinquish areas which it wishes to retain. The Subsoil Laws provide that a subsoil user who has discovered a deposit has the indisputable, exclusive right to its exploitation.

Prior to any exploitation on its properties, the Company will be required to obtain approval from the KSAG to conduct such exploitation and negotiate the terms of such exploitation, to include royalties, bonuses and other payments with the KSAG. There are no assurances that the Company will be able to obtain such approvals. See "Item 4. Information on the Company - Business Overview."

THERE IS NO AUTOMATIC RENEWAL PROCESS FOR THE COMPANY'S LICENSES IN THE RUSSIAN FEDERATION. FAILURE TO OBTAIN RENEWAL OF ITS RUSSIAN FEDERATION LICENSES WILL LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The Company's Souker combined production and subsoil use license, and its Tsaga and Uleeta Subsoil Use Licenses are not automatically renewable. In the Russian Federation, the rights and obligations of subsoil users arise from the date of registration of the respective Subsoil Use License ("Exploration License") or Production and Combined Subsoil License ("Development License"). While there is some ambiguity in the law as to the state body responsible for such registration of Exploration Licenses, the ultimate responsibility lies with the Central Federal District Regional Subsoil Use Agency ("FASU"). Granting of Exploration Licenses will require the preliminary consent of respective land resources management bodies or landowners.

Exploration and Development Licenses are issued for a specified period of time. Once granted, the Exploration and Development License documents provide a list of terms and annual cash payments which are based on the commodity being sought within the license area. An Exploration or Development License can be terminated under the terms of the license or applicable law. Russian law contains an extensive list of grounds for termination, including breach of the material terms of the license by the subsoil user. The license period of an Exploration or Development License may be extended provided that the subsoil user has complied with the original list of terms. However, there is no guarantee that the Exploration License period will be extended. An Exploration License does not guarantee exclusive rights to a license area and multiple Exploration Licenses may be issued for the same area of land. Where this is the case the subsoil user relations are to be determined in the course of granting their rights to use subsoil and the respective terms are included in the licenses issued to such subsoil users. Whereas a Development License grants the subsoil user the exclusive rights to use the subsoil in the licensed area.

Exploration licenses restrict the subsoil user to conducting only preliminary exploration work that does not involve material disturbance of the integrity of the subsoil, in particular, the creation of any significant mine workings or the drilling of wells for the purpose of extracting minerals. A Development License grants the subsoil user the right to conduct exploration or detailed prospecting operations as well as production operations.

BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH ENVIRONMENTAL REGULATION, THE COST OF ITS EXPLORATION PROGRAMS MAY INCREASE.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration and mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

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

CONFLICTS OF INTEREST MAY ARISE AMONG THE OFFICERS AND DIRECTORS OF THE COMPANY AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Certain officers and directors of the Company are officers and/or directors of, or are associated with or have significant shareholdings in, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with, both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. Except for Mr. Turnbull, no members of management have entered into non-competition agreements with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

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

The Company is a corporation domiciled in British Columbia. Except for Dr. William Tafuri, none of the Company's officers or directors is a resident of the United States, and all or a substantial portion of the non-U.S. resident officers and directors assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on the non-U.S. resident officers and directors within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its non-U.S. resident officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

History and Development of the Company

The Company was incorporated under the British Columbia Company Act ("BC Company Act") on December 10, 1999 under the name "Buck Ventures Ltd." On May 10, 2000, the Company changed its name to "QDM Ventures Ltd." On September 25, 2001, the Company changed its name from QDM Ventures Ltd. to "California Exploration Ltd" and changed its domicile through continuation from British Columbia to the Yukon Territory under the Business Corporations Act (Yukon) (the "YBCA"). On June 3, 2004 the Company changed its name from California Exploration Ltd. to "Baradero Resources Limited". On September 14, 2005, the Company changed its name to "Centrasia Mining Corp."

From March 2001 until March 2004, the Company's focus was on its oil and gas interests. In March 2004, the Company sold its interests in oil and gas properties.

On June 3, 2004, the Company completed a consolidation of its share capital on a one new share for four old shares basis.

Effective November 23, 2004, the Company continued its corporate jurisdiction from the Yukon Territory into British Columbia under the British Columbia Business Corporations Act, as amended (the "BCBCA"). See "Item 10. Additional Information - Memorandum and Articles of Association."

On September 14, 2005, the Company completed a recapitalization whereby it purchased all of the issued and outstanding common shares of 724 BC (the "724 BC Acquisition") and in connection thereto: (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares with respect of a finder's fee; (ii) issued 1,900,000 units and 100,000 common shares in consideration of $400,000 principal of loans which have been made to 724 BC; each unit comprised one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share expiring September 14, 2007; and (iii) completed a private placement of 4,375,000 units at a price of $0.20 per unit; each unit comprised one common share of the Company and one warrant having the same terms as the warrants described above.

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometers (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property. The completion of the Acquisition and issuance of Company shares on the purchase of $400,000 of indebtedness of 724 BC resulted in the 724 BC shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the 724 BC Acquisition was treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, thereby replacing the Marsa Option. As a result, BMC transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company. Consequently, BMC held an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

In August of 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna has agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for the Company to acquire the remaining 62.5% interest in the Bulakashu Property that it had not acquired to date. The other requirement was the issuance of 375,000 shares to the vendor, which the Company has now been issued. Thus the Company has acquired the remaining 62.5% interest in the Bulakashu Property and now owns the entire Property.

Pursuant to an Agency Agreement dated September 26, 2005 (the "Agency Agreement") between the Company and Canaccord Capital Corporation ("Canaccord"), on October 28, 2005 the Company conducted a Short Form Offering of 3,076,923 units, for gross proceeds of $2,000,000. Each unit consisted of one common share of the Company and one common share purchase warrant. The warrants were subsequently exercised.

On May 26, 2006, the Company entered into a Memorandum of Understanding to acquire a 90% interest two base metal properties located in Kazakhstan (the "Kazakhstan MOU") for cash in the amount of US $8,500,000. However, the Company terminated the Kazakhstan MOU on July 12, 2006 after it was unable to reach acceptable terms for the proposed acquisition.

On August 25, 2006, the Company and BMC entered into an agreement with Eurasian Minerals Inc. ("Eurasian"), a British Columbia corporation, and Altyn Minerals LLC ("Altyn Minerals"), a Kyrgyz Republic corporation wholly-owned by Eurasian, to acquire an option to purchase a 100% interest in the Turgeldy Property from Eurasian (the "Turgeldy Agreement"). Terms of the Turgeldy Agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the "Turgeldy Option") to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company had up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. In the fall of 2006, Company field crews completed a preliminary mapping and sampling program at Turgeldy. The Company determined that the results from the sampling program did not warrant the exercise of the Turgeldy option and on February 21, 2007, the Company terminated its option to acquire a 100% interest in the Turgeldy property.

On May 11, 2007, the Company,  its wholly-owned  subsidiary,  Magellan  Holdings
(BVI) Corp. and Stargate Solutions Ltd. ("Stargate") entered into a share purchase agreement (as amended on June 8, 2007, June 22, 2007, July 11, 2007 and July 13, 2007, respectively, the "Share Purchase Agreement") whereby the Company agreed to purchase 100% of the issued and outstanding shares of R.P.I.M. Minerals Ltd., a Cyprus company incorporated solely to hold a 100% interest in the shares of ZAO Rudprominvest ("RPI") (the "RPIM Acquisition"). As a result of the RPIM Acquisition, the Company now holds a 100% interest in the Souker Property and the Uleeta and Tsaga Properties (collectively the "Russian Properties").

The consideration paid by the Company to Stargate under the Share Purchase Agreement was:

         i) an aggregate US $12,500,000, of which US $6,000,000 payable at closing (the "Closing"), US $5,000,000 payable on the first anniversary of Closing, and US $1,500,000 is payable on the second anniversary of Closing; and
         ii) issuance of 12,500,000 common shares of the Company to be issued on Closing.

The Company also agreed to pay DBM Capital Partners Ltd. ("DBM") a finder's fee of US $625,000 cash and 625,000 common shares. The share portion of the finder's fee and US $300,000 of the cash fee was paid at Closing. The balance of the cash finder's fee is payable as the Company makes the balance of the payments for the RPIM Acquisition.

As at May 31, 2007 the Company had advanced $226,860 (US $200,000) to RPI, paid $14,257 (US $12,472) in advances to DBM and incurred a total of $162,858 for due diligence and professional fees. These amounts were recorded by the Company as deferred acquisition costs and were included in the cost of the RPIM Acquisition on Closing.

On July 24, 2007 (the "Effective Date"), the Company completed the Closing of the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares, at a fair value of $12,000,000, to Stargate. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares, at a fair value of $600,000, to DBM. All of the shares issued for the RPIM Acquisition and to DBM are subject to an escrow agreement pursuant to which the shares will be released from escrow in the normal course over a period of eighteen months.

On July 10, 2007, the Company completed a private placement for $12,600,000 from the sale of 10,500,000 subscription receipts (the "Subscription Receipts") at a price of $1.20 per Subscription Receipt. The Subscription Receipts were then released from escrow and exchanged for the issuance of 10,500,000 common shares of the Company and 5,250,000 transferable share purchase warrants. Each warrant entitles the holder to purchase one common share at a price of $1.70 until July 10, 2010. Part of the proceeds from this private placement were used as cash consideration for the RPIM Acquisition.

The Company also issued 82,615 common shares, at a fair value of $79,310, to a company controlled by Cary Pinkowski, a director of the Company as a bonus for providing a loan of US $500,000 to RPI prior to Closing. The loan was repaid subsequent to completion of the RPIM Acquisition. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

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

The Company's common shares were listed on the TSX-V on October 1, 2001 and currently trade under the symbol "CTM". Effective January 27, 2002, the Company's common stock was approved for trading on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") operated by the National Association of Securities Dealers. The Company's common shares currently trade on the OTC Bulletin Board under the symbol "CTMHF". Effective November 18, 2005, the Company's common stock commenced trading on the Frankfurt Stock Exchange Open Market under the symbol "C8M". See "Item 9. The Offer and Listing-Price History."

Business Overview

The Company's original goal was to identify, acquire, explore and develop oil and natural gas reserves in the Western United States. From March 2001until March 2004, the Company focused on its oil and gas interests and conducted oil and gas operations during fiscal year 2003. In 2004, the Company divested itself of all its oil and gas interests and as of the date of this annual report, the Company no longer holds any oil and gas interests or leases.

During the period May 2004 until March 2005, the Company assessed acquisition and joint venture opportunities in both the oil and gas and mineral extraction industries.

PROPERTIES IN THE KYRGYZ REPUBLIC

During the period March 2005 through August of 2007, the Company completed the 724 BC Acquisition and in a series of related transactions finalized its interests, via its subsidiary BMC, in the Bulakashu Property, the Kokjar Property, and the Eastern Sary-Jaz Property, all located in the Kyrgyz Republic. See "Item 4. Information on the Company - History and Development of the Company."

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

The Company's main assets in the Kyrgyz Republic, via its subsidiary BMC, are:

(i) the Bulakashu License (License No: AP 48, originally referred to as the "BMC License" in the Company's 2005 Form 20-F filing and now referred to as the "Bulakashu License"), which permits the exploration of the Bulakashu Property. Pursuant to the Bulakashu License, BMC obtained a license from KSAG that provides BMC with the right to conduct geological research of basic and placer gold in the Bulakashu area of the Kyrgyz Republic, excluding the following gold alluvial placer licenses: Upper Karabulak, Lower Karabulak, Upper Tokailu and Lower Tokailu. BMC concurrently negotiated the size of the property to be explored and the terms of an exploration license agreement with the Geology Agency (the "Bulakashu License Agreement"). The Bulakashu License Agreement is an integral part of the Bulakashu License and determines the exploration expenditures to be incurred by BMC on the Bulakashu Property and provides details of the proposed work program.

         The Bulakashu License was issued for a term until December 31, 2005 and can be extended for up to ten years subject to the approval of KSAG and provided that BMC is in compliance with the terms of the License
         Agreement.  BMC fulfilled  the  commitments  of the  Bulakashu  License
         Agreement, and consequently, the Bulakashu License and Bulakashu License Agreement were renewed in 2006 for a period of four years. See "Item 4. Information on the Company - Business Overview". However, the Law of the Kyrgyz Republic on "Subsoil" dated July 2, 1997 No. 42 (as last amended on February 4, 2002) does not provide for any automatic procedure for renewal or obtaining of an exploration license after this period has expired. There can be no assurance that the Bulakashu License will be renewed. If the Bulakashu License is not renewed, the Company's investment in the Bulakashu Property may be worthless.

         Each year, BMC is required to prepare and submit a report to KSAG to confirm that BMC has complied with the terms of the Bulakashu License Agreement. Upon approval by KSAG, extensions to the Bulakashu License and Bulakashu License Agreement may be applied for an annual basis, up to a maximum of ten years. Provided BMC is in compliance with the terms of the Bulakashu License Agreement, BMC is required to pay to KSAG approximately US $7 in payment of KSAG services associated with the application to extend the License Agreement. At the end of each annual license period, KSAG may require that areas of the Bulakashu License be relinquished by BMC. BMC, as the license holder, determines which areas are to be relinquished; however, BMC may have to relinquish areas which it wishes to retain.

         The Subsoil Laws provide that a sub soil user who has discovered a deposit has the indisputable, exclusive right to its exploitation. Prior to any exploitation on the Bulakashu Property, BMC will be required to obtain approval from KSAG to conduct such exploitation and negotiate the terms of such exploitation, to include royalties, bonuses and other payments with KSAG. There are no assurances that BMC will be able to obtain such approval.

(ii) the Eastern Sary Jaz License (AP 303), which was issued to BMC on November 14, 2005, giving BMC the exclusive rights to explore the Eastern Sary Jaz Property for an initial period of two years, and renewable up to a period of ten years. The Eastern Sary Jaz Property was acquired by the Company based on its favorable geological and structural setting for hosting gold mineralization. The Company's 2006 license agreement with KSAG for the Eastern Sary Jaz Property required that a minimum of US $80,000 be spent on the Eastern Sary Jaz Property by December of 2006 and a further US $305,000 by December of 2007. The Company has met this commitment for 2006 and 2007. In 2007, the KSAG extended the License period until December 31, 2010. The extension of the license period will be subject to the company successfully fulfilling the terms of annual license agreements until 2010. Pending approval of its 2007 expenditures by the KSAG, the Company anticipates that the Eastern Sary Jaz License will be renewed for 2008.

(iii) the Kokjar License (AP 383), which was issued to BMC on February 10, 2006, giving BMC the exclusive rights to explore the Kokjar Property for an initial period of two years, and renewable up to a period of ten years. The Kokjar Property was acquired by the Company based on its favorable geological and structural setting for hosting gold mineralization. Although the KSAG granted the Company an exploration license for the Kokjar Property, the Company's proposed 2006 exploration program for the Kokjar Property was not approved by the KSAG, and the Company did not enter into a license agreement with KSAG that specified any work commitment for Kokjar in 2006. As a result the Company did not conduct any exploration work or incur any expenditure on the Kokjar Property in 2006. The Company attempted to negotiate with the KSAG to obtain approval for a proposed 2007 exploration program, but was unsuccessful. The Company has not yet decided whether to continue to negotiate to obtain KSAG approval to work on the Kokjar License or whether to abandon the License altogether.

PROPERTIES IN THE RUSSIAN FEDERATION

The Company completed its acquisition of its Russian Properties on July 24, 2007. The Company's wholly owned subsidiary RPI is in the process of exploring the Russian Properties and has not yet determined whether they contain ore reserves that are economically recoverable. The recoverability of amounts expended by RPI in connection with the exploration of its property interests is dependent upon the discovery and exploitation of economically recoverable reserves, confirmation of RPI's interest in the underlying mineral Licenses, the ability of the Company to obtain necessary financing to conduct exploration activities and advance properties beyond the exploration stage, and future profitable activities on the properties or proceeds from the disposition thereof. See "Item 4. Information on the Company - History and Development of the Company."

The Company's main assets in the Russian Federation, via its subsidiary RPI, are:

i) Souker - The Souker Production and Combined Subsoil License IO-D 00695 OY (the "Souker License") was issued to RPI by the Territorial Agency on Subsoil Use for the Murmansk oblast, which is the territorial department of the Federal Agency on Subsoil Use as a result of an auction held on December 15, 2004. The Souker License grants the RPI the right to explore, develop and extract minerals from the license area of approximately 1.6 kilometers (the "Souker Property") subject to certain conditions stipulated by the license agreement. The Souker License is valid until December 15, 2030 and stipulates that the Company must commence production at a rate of no less than 300,000 ore tonnes of ore per annum, no later than December 31, 2010.

ii) Tsaga - RPI obtained subsoil use license IO-D 13487 OI (the "Tsaga License") for the preliminary exploration of the Tzaginsk and Medvezhje-Elskoozersk subsoil plot (the "Tsaga Property") for the purposes of the search and valuation of deposits of copper and nickel, registered on February 22, 2006.

iii) Uleeta - RPI obtained subsoil use license IO-D 13486 OI (the "Uleeta License") for the preliminary exploration of the Ulitaozersk and Anistundra plot (the "Uleeta Property") for the purposes of the search and valuation of deposits of nickel and platinum, registered on February 22, 2006.

Government Regulation

KYRGYZ REPUBLIC

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

The Kyrgyz Republic has generally not experienced the ethnic, civil or military unrest that has befallen other former Soviet states, with the exception of very few localized, politically-motivated conflicts and small-scale terrorist activity in the southern Batken region of the country during 1999, 2000 and early 2005. The Batken region is over 700 kilometers from the Bulakashu Property. Since 2001, the Kyrgyz Republic has permitted military personnel from the United States
and  other  western  countries  to  be  stationed  in  the  country.   In  2002,
construction of a large U.S. airbase began outside the nation's capital of Bishkek, which is now complete. The presence, in the past few years, of international military coalition forces and the recent addition of a Russian military base in Kyrgyz territory have brought increased stability to the country.

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

The national currency of the Kyrgyz Republic, the Som, is freely convertible into U.S. dollars within the Kyrgyz Republic at a floating exchange rate and has remained relatively stable over the last four years. The Kyrgyz economy, although still recovering from the post-Soviet collapse and substantially lagging in foreign investment when compared with its oil-rich neighbors Kazakhstan and Uzbekistan, exhibited positive economic signs in 2004, with an inflation rate of 2.8% and gross domestic product ("GDP") growth of 7.1% in the same year. However, the political problems in 2005, along with decreased foreign investment and slowing metals production, caused a 0.6% contraction in 2005 GDP. The Kyrgyz Republic was the first former CIS state to be accepted as a member of the World Trade Organization and one of the first to receive financial support from the International Monetary Fund ("IMF"). Further restructuring of domestic industry and success in attracting foreign investment are seen as keys to future growth. The IMF has forecast real GDP growth of 7.5% for 2007.

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

Under Kyrgyz law, mining rights may be granted either by way of exploration or mining licenses, both of which are issued by KSAG, or by a concession from the Government of the Kyrgyz Republic. Although concessions are typically much more difficult, expensive and time-consuming to obtain, they provide investors with greater protection.

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

RUSSIAN FEDERATION

Russia has been undergoing a substantial political transformation from a centrally controlled command economy under communist rule to a pluralist market-oriented democracy. While President Putin had maintained governmental stability and even accelerated the reform process during the first few years of his first term as the president of the Russian Federation (2000-2004), since the end of his first term to the beginning of his second term (2004-2008), there have been signs of increased concentration of power in the presidential executive. Russian politics are now dominated by the President and his United Russia party and decisions impacting certain strategic businesses in Russia may be substantially influenced by the Kremlin.

Russian laws, licenses, and permits have been in a state of change and new laws may be given retroactive effect. Ambiguity exists in regard to the interpretation of licenses and permits and the application of rules and regulations in regard to mining activities and associated environmental requirements in the Russian Federation. In such circumstances, mining activities may be significantly and adversely affected. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments. There has been a recent proposal to restrict foreign participation in major strategic subsoil properties. If realized, such restriction may negatively affect foreign investments in such major strategic properties, including mining properties. However, generally the regime for foreign investment in Russian subsoil properties has not been negatively impacted.

Over the last several years there have been some key changes in the Russian mining industry which the Company believes have created a favorable environment for exploring and developing mineral properties in Russia, including the devaluation of the ruble in 1998, the reduction of corporate tax rates from 35% to 24% and income tax rates from 35% to 13%, and liberalization in the area of foreign currency controls.

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

Expenditures and Dispositions

During fiscal 2007, the Company recorded a total of $740,819 on the acquisition and exploration of its mineral interests in the Kyrgyz Republic, comprising: (i) the issuance of 200,000 common shares, at a fair value of $96,000, as consideration for the Eastern Sary Jaz Property; (ii) the issuance of 250,000 common shares, at a fair value of $207,500, for an option payment on the Bulakashu Property; (iii) the issuance of 60,000 common shares, at a fair value of $42,000, for an option payment on the Turgeldy Property; and (iv) exploration expenditures totaling $395,319, of which $304,033 was incurred on the Bulakashu Property. The Company also incurred $23,865 for general exploration activities in fiscal 2007. During the latter part of fiscal 2007, the Company investigated and negotiated the RPIM Acquisition, under which the Company paid a $226,860 non-refundable deposit and incurred a total of $162,858 for due diligence and professional fees as at May 31, 2007. These amounts were recorded as deferred acquisition costs.

During fiscal 2006, the Company recorded a total of $803,386 on the acquisition and exploration of its mineral interests comprising of: (i) issuance of a total of 400,000 common shares of its share capital, at a fair value of $230,000, and payment of $46,440 (US $40,000) under its commitments under the option commitments for the Bulakashu Property; (ii) $369,398 attributable to mineral interests on cash advances made to BMC prior to completion of the Kantanna
Option, and (iii) $133,654 for exploration incurred on exploration on the Bulakashu Property and $23,894 for exploration on other properties. No direct mineral interest activities occurred in fiscal 2005. During fiscal 2005, the Company advanced $268,346 to BMC.

In fiscal 2007, the Company withdrew from the Turgeldy Property and wrote-off $52,361 in costs. No dispositions occurred during fiscal 2006 or 2005.

Sales and Revenue Distribution

The Company did not generate any sales or revenue during fiscal 2007, 2006 or 2005.

Total interest income reported for fiscal 2007, 2006 and 2005, were as follows:

                                       2007            2006            2005
                                   ------------    ------------    ------------
Interest Income                        $ 42,993        $ 19,455          $  Nil
                                   ------------    ------------    ------------
Total Interest Income                  $ 42,993        $ 19,455          $  Nil
                                   ============    ============    ============

Plan of Operation

                                KYRGYZ REPUBLIC

The Company has completed its 2007 drill program at the Severny Prospect on the Bulakashu Property in the Kyrgyz Republic. A total of 4,405 meters was completed in 19 holes. Based on favourable exploration results from the 2006 exploration programs carried out on the Severny and Karabulak prospects on the Bulakashu property, the Company originally planned to carry out a 6,000 meter drill program, the bulk of which would be carried out on the Severny Prospect. The company initiated the 2007 drill campaign with 2 drill rigs that were later joined by two more drill rigs in August of 2007. Due to mechanical problems with heavy equipment (drills and bulldozers) and poor drill rigs, bull dozers and poor production, only 19 drill holes, totaling 4,405 meters of the proposed 6,000 meter program, were completed, entirely at Severny. Assay results are still pending for some of the drill holes completed to date. Once received, a compilation and interpretation of the drill results form the 2007 drill campaign will be used to plan exploration activities for 2008. It is anticipated that the Company will conduct further drilling at Severny and complete the originally proposed drilling at Karabulak in 2008

Based on favourable results from the 2006 exploration program at the Eastern Sary Project, the Company carried out a small follow up exploration program consisting of surface prospecting and mapping. The Company has completed the 2007 exploration program and analytical results are pending. The Company is presently compiling results from the 2007 program and preparing reports to meet it license renewal obligations with the KSAG. A full evaluation of the exploration results will be carried out during the winter to determine the scope of exploration work to be carried out on Eastern Sary Jaz project in 2008.

RUSSIAN FEDERATION

Upon closing of the acquisition of RPI and the Russian Properties, the Company implemented a drill program on the Souker Property to verify historic reports of nickel and copper mineralization at Souker and to determine whether the historic occurrence constituted an economically viable orebody. Prior to the Company's acquisition of the Souker Property, a total of 65 drill holes had been completed on the property. The Company is currently carrying out a 10,000 meter drill program so that the known mineralization will have been drilled tested at a 100 meter spacing. The Company has determined that this spacing will be sufficient to verify whether the grade and distribution of nickel and copper mineralization on the Souker Property constitutes an economically viable orebody. As of November 11, 2007, a total of

5,568 meters of the planned drill program has been completed in 42 drill holes. Complete analytical results have been reported from 22 of the 42 drill holes to date.

During the summer of 2007, RPI carried out extensive rock and soil geochemical and geophysical surveys, consisting of ground magnetic, induced polarization ("IP") and resistivity surveys on both the Uleeta and Tsaga Properties. The data from the geophysical surveys are now being interpreted for presentation in a final report anticipated in late December 2007. The geochemical data is incomplete at this time. Preliminary results of the surveys are encouraging and they have outlined potential areas of sulfide mineralization. Additional work on the properties will be proposed after results of this year's geochemical and geophysical surveys are completed and evaluated.

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

As at August 31, 2007, the Company had working capital of $5,674,417, which excludes the $5,546,000 current portion of long-term debt which is due on July 24, 2008. Management recognizes that these funds will be insufficient to cover the cost of its operations for the next twelve months and it will be necessary to seek additional financing.

Management estimates that it will require funds for the following purposes within the next twelve months:

--------------------------------------------------------------------------------
Principal Use of Funds                                US $(3)         CDN $
                                                                   EQUIVALENT(3)
--------------------------------------------------------------------------------

Completion of 2007 Drill Program at Souker Deposit     $734,000        $734,000

Completion of 2007 Exploration Program at
   Bulakashu (1)(2)                                    $300,000        $300,000

Estimated 2008 Work Commitments on Bulakashu,
   Souker, Eastern Sary Jaz, Uleeta and
      Tsaga (1)(2)                                   $4,000,000      $4,000,000

Property Payments (RPI Acquisition)                  $5,000,000      $5,000,000

Property Evaluation/Due Diligence costs (1)(2)         $250,000        $250,000

General and Administrative Expenses for the
   Next 12 Months                                    $1,600,000      $1,600,000
                                                   ------------    ------------
                                           TOTAL    $11,884,000     $11,884,000
                                                   ============    ============

(1) See "Item 4. Information on the Company - Principal Properties - Bulakashu Property."
(2) See "Item 4. Information on the Company - Business Overview - Kantanna Option."
(3)  Converted at Cdn $1.00 = US $1.00.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. The Company will only redirect the funds to other properties and will only do so, on the basis of a written recommendation from an independent professional geologist or engineer.

Principal Properties

KYRGYZ REPUBLIC

Bulakashu Property

The Bulakashu Property is without known reserves as defined by Guide 7 or NI 43-101 and BMC's programs at the Bulakashu Property are exploratory in nature.

Technical information provided herein for the Bulakashu Property is based upon information derived from the results of the Company's 2006 and 2007 exploration programs and information contained in a report (the "Bulakashu Technical Report") entitled "The Bulakashu Property, The Bulakashu Mining District, Chui Oblast, Kyrgyzstan" dated June 15,

2005, prepared by APEX Geoscience Ltd. ("APEX"). The Technical Report was prepared for 724 BC in compliance with NI 43-101 for submission as an independent technical report to the TSX-V, the British Columbia and the Alberta Securities Commission in connection with the Company's Management Proxy Circular and the Centrasia Acquisition. The Technical Report was prepared by Mr. Dean J. Besserer, B.Sc., P.Geol. of APEX, as the responsible Qualified Person. The technical information contained in this annual report with respect to the Bulakashu Property has been summarized from the Technical Report.

Data used in the compilation of the Technical Report came from many sources and time periods before the author's involvement. Other than for the purpose of conveying the history of all exploration work at the Bulakashu Property, references to historical data cannot be verified and therefore were not relied upon other than a general indication of the presence and style of mineralization on the Bulakashu Property. For example, many of the reports used to prepare the Technical Report, were prepared under the supervision of and to the specifications of the Department of the Kyrgyz SSR, prior to Kyrgyzstan's independence or by KSAG, after independence. Management believes, the manner in which most of the data was collected and presented was reasonable by current standards and unless specified should be considered reliable. The format of more recent reports compiled by the staff of BMC and Marsa do not comply with NI 43-101 standards, however, Mr. Besserer had no reason to believe that the information and observations contained within those reports were not accurate.

The Bulakashu exploration program is carried out under the direction of the Company's Qualified Person and Vice President of Exploration, Dr. William Tafuri.

PROPERTY DESCRIPTION AND LOCATION

The Bulakashu Property lies within the Bulakashu mining district in the Chui Oblast, Panfilov Region of the Republic of Kyrgyzstan, and falls within a broad band of mineral deposits which are locally referred to as the Kyrgyz-Kungey mineral belt which have historically produced gold and copper. The primary prospects located on the Bulakashu Property are the Karabulak Gold Prospect, Severny Copper/Gold Prospect, and the Otradny Prospect.

The location of the Bulakashu Property in the Kyrgyz Republic is shown on the following map (Map -1) prepared by APEX Geoscience Ltd., dated June 2005:

                                     Map - 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                      Map of Bulakashu Property, Kyrgystan

                     [View Exhibit 15-1 in PDF format - Map - 1]



The Bulakashu License was originally issued to BMC on March 28, 2005 for a 4-year period. The exploration license is renewed annually and can be extended for up to ten years subject to the approval of the KSAG and provided that BMC is in compliance with the terms of the Bulakashu License Agreement or any further license agreements. Kyrgyz Subsoil Law does not provide for any automatic procedure for renewal or obtaining of an exploration license after this current license period has expired. See "Item 4. Information on the Company - Business Overview - Properties in the Kyrgyz Republic."

The Bulakashu Property is defined by License No: AP 48 issued by the KSAG and originally comprised an area of 240 km(2). Under the annual license renewal process for the Kyrgyz Republic, 79 km(2) of the original Bulakashu License has been relinquished since 2005 and 25 km(2) of new license area has been added. As of 2007, the Bulakashu License remains a contiguous license and currently covers an area of 186 km(2). In, 2006, the Company entered into a new license agreement with KSAG that would extend the term of the license to the end of 2010. To fulfill the terms of this agreement, the Company must incur minimum exploration expenditures of 9,120,000 Som (approximately USD$225,000) annually until the end of 2010. The boundary of the Bulakashu License area is defined by the following coordinates.

         CORNER            NORTH LATITUDE            EAST LONGITUDE

             142.381          73.616
             242.385          73.967
             342.340          73.969
             442.338          73.797
             542.302          73.799
             642.300          73.618

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Bulakashu Property is accessed by driving on paved roads westerly from Bishkek to Kara Balta on highway M39 and then south from Kara Balta on highway M41 (the Bishkek to Osh highway) for about 120 km. A 5 km dirt road of varying quality leads westerly from Highway M41 to the center of the Bulakashu Property.

The region experiences long cold winters and cool summers. Based on long-term observations at the Tuya Ashu weather station, at an elevation of 3,586 m, the average annual temperature is -3.2(degree)C, with lowest average temperatures in January (-12.8(degree) C) and highest in July (+8.5(degree) C). Sustained subzero temperatures last from November to March inclusive. Snowfall can be expected from November to May. There are no glaciers or permanent snowfields within the Bulakashu Property. Avalanches are common throughout the area. Average annual precipitation is 855 mm, of which approximately 613 mm falls during the warm period from April to October. Highway M39 is kept open year round because it provides the main access to Osh from Bishkek. Highway M41, the Bishkek to Osh highway, cuts the eastern edge of the Bulakashu License area. A power line runs through the east edge of the Bulakashu Property with the closest established sub-station at Tuya Ashu.

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

Access to the Bulakashu Property is excellent. A paved, year round, highway crosses the property from which the main exploration camp at Bulakashu is accessed by a five-kilometer dirt road. A 35-kilovolt power line runs through the east edge of the Bulakashu Property. The climate is of the extreme continental type with long cold winters and cool summers. Snow may come as early as November and stay on the ground, at the lower elevations, until May. There are no glaciers or permanent snowfields within the Bulakashu Property and avalanches are common throughout the area in the winter and early spring.

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
              -----------------------------------------------
              Trench            Interval (m)       Gold (g/t)
              -----------------------------------------------
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

A number of the trenches ended in mineralization indicating that some parts of the zone may extend further north, south and along strike to the northeast and southwest. Mineralization encountered in the southern end of trench K1 returned the highest gold values (35.4 g/t gold across 8.2 meters) and remains open to the south.

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

In 2002, Marsa obtained an exploration license within the Bulakashu Mining District and an exploitation license, which included the Karabulak gold placer deposit. During the summer of 2002, Marsa re-sampled many of the trenches at the Karabulak prospect and re-evaluated the Karabulak placer deposit. During 2003, column leach tests were conducted on the assay sample rejects from the 2002 sampling and Marsa commenced production at the Karabulak gold placer deposit. In 2004, Marsa established BMC as a separate company and transferred the Bulakashu License to BMC. The Bulakashu License was renewed in BMC's name as of March 28, 2005. Marsa retained the Karabulak gold placer exploitation license.

MINERAL RESOURCE ESTIMATES

There are no NI 43-101 or Guide 7 compliant resource estimates made for any of the prospects in the license area which is the subject of the Bulakashu License.

MINERALIZATION

Karabulak Gold Prospect

Host rocks for the gold mineralization at the Karabulak Gold Prospect are mid-Ordovician altered, sheared, silicified and/or veined mafic volcanic rocks. The mafic rocks form a prominent series of outcrops along the southern flanks of a west-southwest trending ridge. The ridges are cut by a narrow, steep north-south trending drainage that divides the prospect into two halves: the Main and Western prospects (cumulatively termed the Karabulak Prospect). Both halves have been trenched on surface over a distance of 400 meters and up to 80m across and have similar alteration, silicification and veining characteristics. Within the river valley, immediately down drainage from the Karabulak zone is a large independent placer operation (the Karabulak Placer) which is mined on a seasonal basis. BMC does not have any interest in the placer operations. The ridge appears to be the expression of a northeast striking, shallow northwest dipping truncated thrusted sequence of sheared, variably altered mafic volcanics. Alteration within the known mineralized zone at surface consists of silicification, chloritization, localized fuchsite and, to a lesser extent, sulphidization. It is unclear what controls gold mineralization at this time, however, in general it appears that shearing and alteration along thrust planes, tend to yield higher grade gold. The most intensely veined and silicified portion of the zone is well exposed and resistant to weathering giving the surface exposure a very dark knobby appearance. Similar looking outcrop can be observed for some distance along strike and adjacent to main trenched portion of the Karabulak

Gold Prospect. There is no indication that any significant sampling has been conducted on these similar looking outcrops.

Localized granitic intrusions south of the Karabulak prospect provide a nearby heat source for mineralizing fluids. Management believes the greenschist facies, mafic volcanic rocks hosting the quartz stockwork at Karabulak are geochemically favourable for the deposition of gold.

Severny Copper/Gold Prospect

Mineralization at Severny is hosted in a multi phase granodiorite/monzonite/ diorite intrusive complex with the best grades occurring in intrusive breccias within the granodiorite body. The deposit has been described as a porphyry copper but porphyritic textures are not ubiquitous and most of the observed rock was nearly equigranular. Mineralization consisted of very fine chalcopyrite with spotty occurrences of galena. Very fine grained pyrite was ubiquitous. Oxidation was almost absent and only traces of malachite were seen.

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

EXPLORATION

Karabulak Gold Prospect

From 2002 to 2005, most of the exploration on the Bulakashu Property focused on the Karabulak gold prospect. During 2004 and 2005, more than US $110,000 was spent on the Bulakashu Property, entirely on the Karabulak prospect. This work was funded by Centrasia and carried out by the field staff of Marsa and BMC. During this period, four diamond drill holes were completed at Karabulak and a preliminary evaluation of a number of other gold and copper prospects including the Otradny gold prospect and the Severny copper/gold prospect was carried out under the supervision of the Company's V.P. of Exploration, Dr. William Tafuri. In 2005, the Company engaged Mr. Dean Besserer of APEX Geoscience to complete an independent NI43-101 compliant technical report "(Bulakashu Technical Report") on the Bulakashu property.

The four diamond drill holes completed at Karabulak in 2004, were drilled on the western portion of the prospect, totaling 557.6 meters. The table below summarizes the analytical results of the drilling. As with the historic adits and single drill hole completed in the 1960's, the 2004 drilling was targeted to intersect the vertical downward extension of the western Karabulak zone, down dip of the surface mineralization, but above the historic underground workings. All four holes were drilled to the northeast at shallow inclinations from the south face of the ridge immediately below the Karabulak zone on the ridge top. Alteration and gold mineralization was intersected in all four holes and over significant widths in three of the four holes.

SUMMARY OF RESULTS - 2004 DRILLING AT THE KARABULAK PROSPECT

---------------------------------------------------------------------------------------------------------------
DRILL HOLE         LOCATION               INTERVAL       ELEVATION, AZIMUTH, DIP       INTERVAL           GOLD
                                            FROM                   AND                  SAMPLE             IN
                                          (M TO M)         TOTAL DEPTH OF HOLE         LENGTH IN          G/T
                                                                                        METERS
---------------------------------------------------------------------------------------------------------------

02-04              63296.05               57 - 58          3049.4m, 330, -10,              1              1.30
                   68917.13                                      137.1m
---------------------------------------------------------------------------------------------------------------
                                          60 - 66               As above.                  6              1.07
---------------------------------------------------------------------------------------------------------------
                   63223.23              100 - 101              As above.                  1              0.57
                   68881.05
---------------------------------------------------------------------------------------------------------------

03-04              63317.95                9 - 13           3074.19m, 330, 5,              4              8.09
                   68937.61                                      140.7m
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
DRILL HOLE         LOCATION               INTERVAL       ELEVATION, AZIMUTH, DIP       INTERVAL           GOLD
                                            FROM                   AND                  SAMPLE             IN
                                          (M TO M)         TOTAL DEPTH OF HOLE         LENGTH IN          G/T
                                                                                        METERS
---------------------------------------------------------------------------------------------------------------


04-04              63317.95               29 - 60          3050.23m, 330, -3,             31             *2.28
                   68937.61                                      136.3m
---------------------------------------------------------------------------------------------------------------
                                          63 - 64               As above.                  1              0.75
---------------------------------------------------------------------------------------------------------------
                                          66 - 67               As above.                  1              0.76
---------------------------------------------------------------------------------------------------------------
                                          69 - 70               As above.                  1              0.79
---------------------------------------------------------------------------------------------------------------
                                         120 - 121              As above.                  1              0.88
---------------------------------------------------------------------------------------------------------------
                                         133 - 134              As above.                  1              4.46
---------------------------------------------------------------------------------------------------------------

05-04              63177.31                4 - 5            3097.41m, 330, 8,              1              0.84
                   68861.39                                      143.5m
---------------------------------------------------------------------------------------------------------------
                                           7 - 8                As above.                  1              0.52
---------------------------------------------------------------------------------------------------------------
                                          12 - 14               As above.                  2              1.28
---------------------------------------------------------------------------------------------------------------
                                          15 - 16               As above.                  1              0.56
---------------------------------------------------------------------------------------------------------------
                                          20 - 22               As above.                  2              0.70
---------------------------------------------------------------------------------------------------------------
                                          25 - 30               As above.                  5            **4.61
---------------------------------------------------------------------------------------------------------------
                                          32 - 33               As above.                  1              0.53
---------------------------------------------------------------------------------------------------------------
                                          72 - 73               As above.                  1              0.50
---------------------------------------------------------------------------------------------------------------
                                         104 - 105              As above.                  1              0.75
---------------------------------------------------------------------------------------------------------------

Note - all drill core sample intervals are 1 meter in length. Interval averages were selected using a 0.5 gm/t Au cut-off. * Interval includes 8.14 g/t Au over 1 meter and 12.7 g/t Au over 1 meter ** Interval includes 11.45 g/t Au over 1 meter *** There are no NI 43-101 or Guide 7 compliant resource estimates made for any of the prospects in the license area which is the subject of the Bulakashu License.

Correlation of the surface mineralization in the trenches and the mineralization and alteration intersected in the drill holes suggests that the mineralized zone had a shallower dip to the northwest than anticipated. Due to the apparent shallow dip of the mineralized zone, the drill holes may not have intersected or completely penetrated the high-grade zones exposed on surface. Post mineralization tectonism has complicated the structure and made it difficult to discern the true distribution of the mineralization..

In the summer of 2006, a 15 kilometer, dipole-dipole induced polarization ("I.P.") and ground magnetic survey was completed over the Severny and Karabulak Prospects. At Karabulak, the I.P. survey identified a northwest dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface. The resistivity anomaly indicates that the quartz stock work zone remains open to the northeast and southwest and is open at depth on the middle and western most lines, suggesting that the quartz stockwork zone exposed on surface extends at least 200 meters down dip. In addition to the I.P. survey, a total of 52 chip samples were collected from the possible extensions to the known surface mineralization at Karabulak, with results ranging from nil to 1.68 g/t Au.

No exploration work was conducted at Karabulak during 2007.

Severny Copper Gold Prospect

During 2006, the road to the Severny Prospect was upgraded and extended giving access to the upper part of the prospect. Continuous chip samples were collected along the new road cuts where bedrock was exposed. On October 5, 2006, the Company released results from a continuous sequence of 1 meter chip samples collected along a newly constructed drill road at Severny. Of the 81 new sample results from the road cut, four samples assayed greater than 5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au. Within this series, one mineralized interval assayed 2.27 g/t Au over 48 meters, including 1 meter intervals of 10.5 g/t Au, 7.85 g/t Au, 6.61 g/t Au and 6.64 g/t Au. Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper. Of the approximately 850 rock grab and chip samples collected from Severny Prospect during the 2006 exploration program., assays ranged from nil to 4.5% Cu and up to 37.7 g/t Au. In addition to the surface rock sampling program, a 15 kilometer, dipole-dipole Induced Polarization ("I.P.") was completed over Severny. Results from the survey defined a large 1km by 2km conductive zone, approximately 50 to 100 meters from surface. A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the survey area coincident with an area of silicification where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one meter.

During the summer of 2006, a 15 kilometer, dipole-dipole induced polarization ("I.P.") survey was completed over Severny and Karabulak. The interpretation of the results defined a zone of conductivity at Severny that remains open to the north and northeast, approximately 50 to 100 meters from surface. A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the Severny Prospect area, where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one meter.

Based on favourable results from the 2006 summer exploration program at Severny and Karabulak, a local drilling and mining contractor, was contracted to complete a 2,000 meter drill program that would test targets, based on surface mineralization and associated IP anomalies. Drilling was originally scheduled to commence at Severny in September, but was delayed until mid-December. Due to the late start and severe winter conditions associated with the terrain at Severny, only one of the six proposed drill sites (SV06-01) was completed and the remainder of the proposed drill program was postponed until the spring of 2007.

Drill hole SV06-01 intersected a broad zone of gold mineralization hosted in an alternating sequence of propylitically altered andesite and granodiorite. The mineralized interval returned an average grade of 1.15 g/t gold and anomalous copper mineralization over 50.5 meters. Drill hole SV06-01 is a vertical hole, drilled to a depth of 250 meters and collared within the southeastern portion of a 1arge 1km x 2 km zone of conductivity defined by the I.P. survey completed at Severny in the fall of 2006. Subsequent to the completion of drill hole SV06-01, the numbering convention used to label drill holes on Severny was changed so that the numbering carried on from the five drill holes completed on the Bulakashu property, all at the Karabulak Prospect As a result, drill hole SV06-01 was re labeled as SV06-06. Significant assay results from hole SV06-06 are as follows.

--------------------------------------------------------------------------------
DRILL HOLE       FROM        TO     INTERVAL(M)     AU (G/T)      CU (PPM)
--------------------------------------------------------------------------------

SV06-06*          33        83.5       50.5**         1.15           132
Including         48         52         4.0           5.86           248
Including         49         50         1.0          11.50           581
--------------------------------------------------------------------------------

* Previously labeled as hole SV06-01 in company disclosure ** There is insufficient information to determine whether this interval represents true width

Within the mineralized interval reported above, two samples assayed greater than
5.0 g/t Au, 17 samples assayed greater than 1.0 g/t Au and 34 samples assayed greater than 0.50 g/t Au. Several, sporadic intervals (1 - 3 meters) of gold mineralization were also intersected from surface to 33 meters. Assays for these intervals ranged from 0.10 g/t Au to 3.94 g/t Au. Surface chip sampling at Severny last fall returned a mineralized interval of 2.27 g/t Au over 48 meters within silicified andesite along a newly exposed road cut approximately 320 meters east of drill hole SV06-01. The silicified andesite intersected in this trench and in drill hole SV06-01 is similar in appearance to the altered andesite encountered in the previous drilling and trenching at the Karabulak Prospect, 1.2 kilometers to the south.

In February 2007, the Company retained a geophysics contractor to provide a detailed, comprehensive interpretation of all ground geophysical data collected to date from the Severny and Karabulak Prospects on the Bulakashu Project. The interpretation was used to finalize drill targets for the summer of 2007. A total of approximately 6,000 meters of drilling has been proposed to test targets at Severny and Karabulak. The Company retained a local drilling and mining contractor to provide two core rigs to conduct the year's drill program; the same contractor was also mobilized to the site with two drill rigs to complete the drilling they were contracted to do last year and to build drill access roads, some of which required drilling and blasting.

During the second week of May, the Company initiated its 2007 exploration and drill program on the Bulakashu Property with the opening of the site camp, the arrival of two drill rigs, and commencement of the regional reconnaissance program. Due to delays in receiving all of the permits to operate in the Kyrgyz Republic, the two diamond drill rigs and drill crews did not commence drilling until the last week of August 2007. Severny is the highest priority prospect on the Bulakashu Property, and as a result, a decision was made to delay the drilling on Karabulak until 2008 and to complete as much drilling as possible at Severny.

At Severny, a total of 4,405 meters of drilling was completed in 19 drill holes, of which the Company has only received complete assay results for three drill holes. All drill holes have been systematically drilled at 200 meter centers along

NE-SW trending fences designed to test an IP-resistivity anomaly and associated surface gold mineralization identified in the fall of 2006. Hole SV07-07 was drilled to a depth of 296 meters, intersecting sporadic gold mineralization and quartz-sericite-pyrite alteration ("QSP") throughout most of the hole. Hole SV07-08, 200m to the southwest of Hole SV07-07, was drilled to a depth of 501 meters, intersecting strengthening QSP alteration and gold mineralization over wider intervals. Hole SV07-09 was drilled to a depth of 320 meters, under a road cut where a surface rock chip sample returned 48m of 2.27 g/t gold. Hole SV07-09 intersected two distinct, broad zones of gold mineralization and associated intense QSP alteration. The mineralized intervals are separated by post mineral, unaltered andesite dikes. The mineralization and alteration vectors point toward the southwest where last year's rock chip surface sampling encountered gold values ranging from 0.14 g/t up to 37.7 g/t in QSP altered greenstones. The drill holes are not being completed in sequential order, and the table below shows the significant drill intercepts as of September 20, 2007.

----------------------------------------------------------------------------------------------------------
HOLE                AZIMUTH/DIP     FROM (METERS)       TO (METERS)    INTERVAL (METERS)           AU (G/T)
----------------------------------------------------------------------------------------------------------


SV07-07                 0/90              54                61                 7                     1.07
----------------------------------------------------------------------------------------------------------
SV07-08                 0/90              34                35                 1                     6.86
                                         101                118                17                    0.53
                                         128                136                8                     0.68
                                         151                163                12                    0.60
                                         171                177                6                     1.20
                                         188               195.4               7                     0.74
----------------------------------------------------------------------------------------------------------
SV07-09                 0/90              1                 44                 43                   1.49*
     including                            1                 12                 11                    2.46
     including                            17                25                 12                    2.31
                                          92                149                47                   1.38**
     including                            92                97                 5                     2.80
     including                           100                109                9                     2.10
     including                           114                118                4                     2.45
     including                           126                133                7                     2.36
----------------------------------------------------------------------------------------------------------

* Interval contains 4 samples with gold analyses greater than 3.0 g/t Au (8.63, 4.58, 4.47 and 5.19 g/t Au)
** Interval contains 6 samples with gold analyses greater than 3.0 g/t Au ( 8.69, 3.69, 3.49, 3.84, 3.67, and 4.26 g/t Au)

In addition to drilling, additional ground magnetic and IP/resistivity geophysical surveys have been conducted in the Bulakashu River basin to the west of Severny where extensions of the Severny structures and alteration halos were found. Preliminary results are encouraging and the pattern of magnetic lows, probably caused by magnetite destruction, are coincident with IP chargeability highs, probably caused by sulfidation, and are the same as found at Severny. The final interpretation of the ground geophysical surveys are in progress.

FUTURE AND PROPOSED EXPLORATION PLAN

Based on the exploration work completed to date on the Severny, Karabulak and other gold and copper-gold occurrences, favourable structural settings, alteration and geology, the Company believes the Bulakashu Property has potential to host large scale, orogenic/structurally hosted gold deposits and porphyry style copper-gold deposits. The Company is presently compiling results from its 2007 exploration program at Bulakshu and preparing reports to meet its license renewal obligations with the KSAG. A full evaluation of the exploration results will be carried out during the winter of 2007 to determine the scope of exploration work to be carried out in 2008. Although exploration plans for 2008 have not been formulated, the Company has determined that the results received to date warrant further exploration work on the Bulakashu Property.

As of August 31, 2007, the Company has expended $885,172 on exploration activities and $1,258,338 on acquisition costs on the Bulakashu Property.

Eastern Sary Jaz Property

The Eastern Sary Jaz Property was acquired by the Company based on its favorable geological and structural setting for hosting gold mineralization. In November 2005, BMC, the Company's 100% controlled Kyrgyz subsidiary, was granted an exploration license for the Eastern Sary Jaz Property in Eastern Kyrgystan (the "Eastern Sary Jaz Property"). The Eastern Sary Jaz License gives BMC the exclusive rights to explore the Eastern Sary Jaz Property for a period of one year, renewable up to a period of ten years. The Company's 2006 exploration contract with the KSAG required that a minimum of US $80,000 be spent on the Eastern Sary Jaz Property by December of 2006. The Company met this commitment for 2006, resulting in the renewal of the license for 2007.

In 2007, the KSAG extended the license period for Eastern Sary Jaz until December 31, 2010. The extension of the license period will be subject to the company successfully fulfilling the terms of annual license agreements until 2010. As per the terms of the 2007 license agreement , the Company was required to incur a minimum exploration expenditure of 12,207,000 som (approximately USD$305,000) in 2007. The Company has met its spending requirement and pending approval of its 2007 expenditures by the KSAG, the Company anticipates that the Eastern Sary Jaz License will be renewed for 2008.

PROPERTY DESCRIPTION AND LOCATION

The Eastern Sary Jaz Property is defined by License No: AP 303, issued by KSAG and comprises 912 km(2) in size (the "Eastern Sary Jaz License"). Concurrent with the license renewal for 2007, the Company relinquished 90 km(2) of the license area and subsequently added 140 km(2) of new area, resulting in a revised, contiguous area of 962 km2. . The boundary of the Eastern Sary Jaz License area is defined by the following coordinates on the following map prepared by Lakehead Geological Services Inc. dated December 4, 2007:


             CORNER            LONGITUDE                 LATITUDE
                               (DEGREES)                (DEGREES)

               1                 79.54                    42.36
               2                 80.00                    42.37
               3                 80.14                    42.29
               4                 80.03                    42.29
               5                 80.03                    42.25
               6                 79.98                    42.25
               7                 79.98                    42.21
               8                 79.45                    42.21
               9                 79.45                    42.24
               10                79.50                    42.24
               11                79.50                    42.27
               12                79.52                    42.27
               13                79.52                    42.28
               14                79.55                    42.28

                                     Map - 2

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


          Location Map of Easter Sary Jaz Property, Eastern Krygystan

                [Please view PDF format of Exhibit 15-1, Map 2]


ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Eastern Sary Jaz Property covers an area of 912 square kilometers along the Kyrgzstan-Kazakhstan border, approximately 110 east of Centerra Gold Inc.'s Kumtor Deposit. The property is accessed by traveling east from town Karakol approximately 100 kilometers by paved road to the property's northwestern boundary and then portions of the property can be accessed by a network of gravel logging roads that enter the property from its northern border. More remote parts of the property are accessed by foot trail and horse back. Topography on the property is dominated by rugged glaciated mountain terrain with elevations ranging from 3,100 to 6,200 meters above sea level. Many of the higher peaks are snow covered year round and glaciers occupy many of the higher valleys. Alpine type vegetation occurs at more moderate elevations on the property, giving way to coniferous forests at lower elevations. There are numerous glacier fed rivers, streams and lakes on the property. The property is completely snow covered from late October to May with temperatures ranging from -30C in the winter to +15 in the summer.

GEOLOGICAL SETTING AND DEPOSIT TYPES

The Eastern Sary Jaz Property occurs in the Tien Shan Metallogenic belt which extends from Uzbekistan in the west, through Tajikistan and Kyrgyzstan into northwestern China. The Tien Shan belt of rocks is a major metallogenic province, which is host to a number of multi million ounce gold deposits. One such deposit, the Kumtor Gold Deposit is hosted within Vendian rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by Atbashi-Inylchek fault to the south. This sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometers, onto the Eastern Sary Jaz property.

HISTORY

Very little exploration work has been conducted on the Eastern Sary Jaz Property and the Company conducted its first exploration program on the property during the summer for 2006.

MINERAL RESOURCE ESTIMATES

The Eastern Sary Jaz Property is without known reserves as defined by Guide 7 or NI 43-101 and all current and historic work on the Eastern Sary Jaz Property has been exploratory in nature.

EXPLORATION

The Company conducted its first exploration program on the property during the summer for 2006. During the 2006 field season, field crews were successful in discovering a series of quartz stockwork occurrences within a three kilometer long zone of altered black pyritiferous shale. The shale is capped by a limestone unit, which has been locally altered, consisting of an assemblage of fuchsite, pyrite, and quartz. Over 500 surface chip and grab samples have been collected. Analytical results received to date from this sampling has returned assays ranging from nil up to 1.3 g/t Au, up to 69.1 g/t Ag and more than 5.0% Cu.

DRILLING

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

The Company has completed its 2007 Exploration program on the Eastern Sary Jaz Property. Results from this program are pending. Once all results have been received, the Company will prepare the necessary reports to meet its license renewal obligations with the KSAG. A full evaluation of the exploration results will be carried out during the winter of 2007 to determine the scope of exploration work to be carried out in 2008. As of August 31, 2007, the Company has expended $189,016 on exploration activities and $96,000 on acquisition costs on the Eastern Sary Jaz Property.

KOKJAR PROPERTY

The Kokjar Property was acquired by the Company based on its favorable geological and structural setting for hosting gold, silver and base metal mineralization. The Kokjar Property is defined by License No: AP 383 issued by the KSAG and comprises 238 km(2) in size (the "Kokjar License"). The Kokjar License gives BMC the exclusive rights to explore the Kokjar Property for a period of one year, and renewable up to a period of ten years from the date of issue. A proposed 2006 exploration program was submitted to the KSAG for approval and issuance of its 2006 license agreement. The license agreement was not approved by one of the local Hakim or Governors in the Issykul region and the Company was unable to conduct any exploration work on Kokjar during 2006. Although the Company has determined that the local Hakim has no legal authority to deny the Company's exploration rights to the Kokjar Property, the Company decided it was prudent to resolve any local community concerns prior to proceeding with its exploration activities. The KSAG recognizes the Company's efforts to resolve any concerns the local Akim may have with the proposed exploration of the Kokjar Property and granted the Company a one-year extension to the Kokjar License for 2007. Although the Company continued to work to alleviate the concerns the local communities had with the Company's exploration activities, it was unsuccessful. During the first calendar quarter of 2008, the Company will evaluate whether to continue working with KSAG in an attempt to acquire another one year extension of the Kokjar License or to abandon the Kokjar License.

PROPERTY DESCRIPTION AND LOCATION

The boundary of the Kokjar License area is defined by the following coordinates on the following map prepared by Lakehead Geological Services Inc., dated December 10, 2007.

         CORNER            NORTH LATITUDE            EAST LONGITUDE

              1                42.833                     77.333
              2                43.000                     77.750
              3                43.000                     77.333
              4                42.833                     77.750

                                     Map - 3

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                   Location map of Kokjar Property, Kyrgystan

                [Please view PDF format of Exhibit 15-1, Map 3]


ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The  Kokjar  Property  covers  an  area  of  238  square  kilometers  along  the
Kyrgzstan-Kazakhstan border. The property is located approximately 300 kilometers east of the country's capital city, Bishkek and is accessed by traveling north by gravel road from the main highway that runs along the north shore of lake Issykul. The nearest airport is 50 kilometers to the west at Cholpan Ata; the closest rail access is approximately 150 kilometers to the west at Balykchi. A small capacity power line is within 1.5 kilometers of the southern border of the property. Portions of the property can be accessed by a network of gravel logging drill roads that enter the property from its southern border. More remote parts of the property are accessed by foot trail and horse back. Topography on the property is dominated by mountain terrain with elevations ranging from 2,600 to 4,500 meters above sea level. Many of the higher peaks are snow covered year round. Alpine type vegetation occurs at more moderate elevations on the property, giving way to coniferous forests at lower elevations. There are numerous glacier fed rivers, streams and lakes on the property. The property is completely snow covered from late October to May with temperatures ranging from -30C in the winter to +20C in the summer.

GEOLOGICAL SETTING

The Kokjar Property lies within the Kyrgyz Kungey metal belt within the Tien Shan metallogenic province in northern Kyrgyzstan. The Kyrgyz Kungey belt is host to a number of multi-million ounce gold and porphyry copper gold deposits in Kyrgyzstan.

DEPOSIT TYPES

The Kokjar Property is underlain by metamorphosed volcanic and sedimentary rocks. Previous work by Soviet geological agencies and Cameco Corporation identified a series of high-grade gold and gold-silver-lead-zinc occurrences within the Kokjar License area.

HISTORY

In 1998, Cameco Corporation ("Cameco") acquired the Kokjar License and held it until 2000. During this period, Cameco identified targets which the Company regards as high priority targets including the Quartz, Conglomerate, Skarn, Stockworks, West Baicorun, and East Baicorun. Only two drill holes (total of 215 meters) have been completed on the Quartz and Conglomerate targets.

MINERAL RESOURCE ESTIMATES

The Kokjar Property is without known reserves as defined by Guide 7 or NI 43-101 and all current and historic work on the Kokjar Property has been exploratory in nature.

MINERALIZATION

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

Based on a preliminary assessment of the historical work on Kokjar, mineralization appears to be spatially associated with intrusive bodies and localized by structures, including thrust and normal faulting. Highlights from Cameco's exploration program included the following results from the four principal mineralization styles observed on the property:

         1. Felsic dikes with phyllic alteration. These range in size from 1 to 50 meters in width and from 40 to 1,000 meters in length, the highest reported assay being 2.8 g/t Au.

         2. Quartz and quartz-sericite veins, banded veins and stockworks. These range in size from 0.15 meters to 10 meters in width and from 100 to 400 meters in length; the highest reported assay being 44.4 g/t Au.

         3.       Pyritized  and   silicified   shear  zones  in  the  volcanic,
                  volcaniclastic and sedimentary rocks. The highest reported assay is 190.8 g/t Au and 232.0 g/t Au.

         4. Fractured, and pervasively pyritized and limonitized rocks of various compositions. The highest reported assay is 41.6 g/t Au.

The Quartz Prospect consists of a thick sequence of sediments, intruded by diorite stocks. These sediments are weakly silicified and cut by a shear zone of unconfirmed width and length. One diamond drill hole was completed on the Quartz zone, intersecting a mineralized shear zone. Assay results from the shear zone returned 15.4 g/t Au over 4 meters, including a single sample of this interval assaying 55.1 g/t Au over 1 meter.

A second drill hole was targeted to intersect a silicified, pyritic shear zone at the Conglomerate Prospect and intersected 9 meters assaying 2.3 g/t Au. Significant surface trench channel sample results from the Conglomerate Showing include 2.8 g/t Au over 6 meters, 1.0 g/t Au over 7 meters, 1.3 g/t over 10 meters and 3.2 g/t Au over 2 meters.

A great deal of historic data exists in the KSAG's archive in Bishkek, Kyrgyzstan. However, the Company has decided not to expend any resources acquiring this data until it receives assurance from the KSAG that it will be able to conduct exploration work on the Kokjar License.

EXPLORATION

Although the KSAG granted the Company the Kokjar License, the Company's proposed 2006 and 2007 exploration program for the Kokjar Property was not approved by the KSAG, and therefore the Company and KSAG did not enter into a license agreement that specified a work commitment on the Kokjar Property for 2006 or 2007. As a result, the Company was unable to conduct any exploration work or incur any significant expenditures on the Kokjar Property to date.

DRILLING

The Company has conducted no drilling on the Kokjar Property.

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

The Company has been unsuccessful in its negotiations with the KSAG and did not obtain approval for a proposed 2007 exploration program. The Company will decide whether to continue negotiations with KSAG or abandon the Kokjar License in early 2008. As of August 31, 2007, the Company has expended $405 on the Kokjar Property.

RUSSIAN FEDERATION PROPERTIES

Souker Property

Technical information provided herein for the Souker Property is based upon information derived from the results of the Company's 2007 exploration program and information contained in a report (the "Souker Technical Report") entitled "Independent Technical Report on the Souker Ni-Cu Deposit, Russian Federation" dated July 1, 2007, SRK Consulting (Canada) Inc. ("SRK"). The Souker Technical Report was prepared for the Company following the guidelines of Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1 and in conformity with generally accepted CIM "Exploration Best Practice Guidelines".

The Souker Technical Report was compiled by Jeff Volk, P. Geo., as the responsible Qualified Person. The technical information contained in this annual report with respect to the Souker Property has been summarized from the Souker Technical Report.

The Souker exploration program is carried out under the direction of the Company's Qualified Person and Vice President of Exploration, Dr. William Tafuri.

PROPERTY DESCRIPTION AND LOCATION

The Souker Property is located approximately 170 km northwest of the city of Murmansk, the capital of Murmansk Oblast, 12 km East of the town of Nickel, and 14 km. west of the town of Zapolyarny. The property is accessible from the north via the Nickel-Zapolyarny motorway and via the Nickel- Murmansk railway.

The location of the Souker Property in Murmansk, Oblast is shown on the following map prepared by Lakehead Geological Services Inc. dated December 5, 2007:

                                     Map - 4

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                Loaction map of Souker Property, Kola Peninsula

                [Please view PDF format of Exhibit 15-1, Map 4]


The Souker License, held by the Company's subsidiary RPI, comprises an area of approximately 1.6 square km and was legally surveyed in the fall of 2007. The Souker License provides for mining to a depth of 900m and requires the following obligations:

     o Exploration must be completed and a reserve calculation submitted to the government for approval no later than December 31, 2008;
     o Submission of mine plans sustaining a production rate of 300,000 tonnes per annum for approval by the commission no later than June 30, 2009;
     o Commence mining operations no later than December 31, 2009; o Attain minimum production of 300,000 tonnes per annum no later than
         December 31, 2010.

The Souker License is valid until December 15, 2030.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Souker Property is located in a low mountainous area in the northwest corner of the Kola Peninsula, characterized with rounded hills varying between 270m and 350m in elevation. The terrain is characterized as arctic tundra, and the area displays numerous bogs and tundra lakes which are interconnected by a large network of streams and creeks. The largest river in the area is the Souker-Yoki, and there are no large lakes on or near the property.

The climate can be characterized as Arctic Maritime, with temperatures ranging from -44 degrees Celsius to 33 degrees Celsius. The average annual temperature is 0 Celsius, with the temperature remaining below 0 degrees Celsius 200 to 215 days per year. First snowfall is typically in September, with stable snow cover in October, remaining until June.

Snow depths can be as thick as 2.5m. The weather is typically unstable, with warm periods in winter and cold periods in summer. Fog, wind, black ice and blizzards are common in the area. Polar night starts in late October and lasts for two months. From the end of May until the end of July, the sun never sets. Annual precipitation averages between 450 to 480mm, with most precipitation during the period July-October. The number of days with precipitation can reach 200, with minimal precipitation in February-March.

The  property  is  located  approximately  12 km east of the town of Nickel  and approximately 14 km west of the town of Zapolyarny. The project area is accessible via the Nickel-Zapolyarny motorway and via the Murmansk- Nickel railway. Regional power lines run both north and south of the property, provided by a series of Paz hydropower stations operated by "Kolenergo". There is well-established infrastructure in both the towns of Nickel (District administrative center) and Zapolyarny. There is no local fuel supply in the area, though coal is provided from the Pechora coal basin and firewood is available from Karelia and Archangelsk. Construction material for roads and foundations are widely available throughout the area.

GEOLOGICAL SETTING

The Souker deposit is located in the central portion of the Pechenga-Pasvik Greenstone Belt, within the northwest corner of the Kola Peninsula. The Souker deposit is hosted by the Pilgujarvi Sedimentary and Volcanic Formations, consisting of clastic sedimentary rocks interbedded with mafic to ultra mafic igneous rocks..

DEPOSIT TYPES

Ni-Cu sulphide mineralization in the Pechenga Belt occurs in five distinct settings:

         1) Disseminated sulphides within ultra mafic - mafic igneous rocks 2) Massive sulphides occurring at the contacts between mafic-ultra mafic igneous rocks and fine grained carbonaceous shales; 3) Sulphides in breccia matrix, occurring at the contacts between mafic-ultra mafic igneous rocks and black schists; 4) As chalcopyrite veins and veinlets 5) Pyrite-rich layers, concretions and lenses in the sedimentary rocks.

HISTORY

The Souker  Property  explored  throughout  the period  1954-1982  by Soviet era exploration expeditions. Subsequent to the initial discovery in 1947, two boreholes were drilled on the Souker Property, one of which intersected significant Ni-Cu sulphide mineralization. The Pechenga expedition first discovered nickel-copper mineralization at Souker in 1947 during regional exploration of the western portion of the Kola Peninsula. In 1950, the first two exploration drill holes were completed, with one of the two holes intersecting significant Cu-Ni mineralization. Commencing in 1954, an intensive program of surface mapping, magnetic surveys and drilling was conducted at the Souker Property.

From 1956-1957, 59 surface drill holes were completed at the Souker Property, with two of the prospecting drill holes intersecting mineralization in excess of 1% Ni. By 1964, all previous exploration work was compiled on 1:10,000 scale maps. In the period 1967- 1969, the deposit was drilled on a 200m x 200m grid down to ~ 400m depth. The data from this drill program was used to calculate a Soviet classified resource estimate. In 1971, additional geophysical surveys were conducted which identified anomalies for additional follow up drilling. In 1973, one of the anomalies identified during this program was subsequently drilled and intersected nickel and copper mineralization. In 1974, a revised structural-geologic interpretation was completed, characterizing the deposit as complexly folded and faulted. Exploration resumed in 1977 and continued through 1981, with additional drilling and geophysical surveys conducted. The drilling continued to confirm and extend the known zones of nickel and copper mineralization on the property. Based on the known mineralization, a Soviet style technical economic study was conducted in 1985 by Gipronickel institute utilizing an updated Soviet classified resource estimate. The results of the technical economic study showed negative project economics, and development of the project was halted.

RPI acquired the license to Souker in January 2005 and subsequently engaged a local consulting group to calculate a revised Soviet classified resource estimate and produce a Soviet style technical-economic study with the regional mining and resource authorities. The study, completed In May 2005, indicated positive project economics.

Currently, RPI is conducting a 10,000 meter infill drilling program designed to determine whether any NI43-101 compliant resources exists on the Souker Property. Additional work planned for 2008 includes resurveying all drill hole collars and re-establishing the old surface topography with the regional survey grid. Initiation of environmental baseline work is also planned for this year, as well as additional geophysical surveys.

Historic Russian based "resource" and "reserve" inventories cannot be considered a mineral resource or a mineral reserve under Guide 7 or CIM guidelines, as economic parameters used to create these estimates do not reflect accurately the current economics of exploiting these deposits. Furthermore, procedures and data used have not been reviewed and verified by a Qualified Person and therefore cannot be classified as a mineral resource under CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on December, 2005.

MINERAL RESOURCE ESTIMATES

There are no NI 43-101 or Guide 7 compliant resource estimates made for any of the prospects at the Souker Property.

MINERALIZATION

At Souker, Cu-Ni-sulphide mineralization occurs primarily as disseminated sulphides within mafic - ultra mafic igneous rocks and breccia-matrix ores. Nickel mineralization occurs primarily in the form of pentlandite, associated with pyrrotite and chalcopyrite. Mineralization is currently defined in 11 orebodies and 14 lenses, with thicknesses ranging from 0.2 to 20m at a 0.3% Ni cutoff.

EXPLORATION

Upon closing of the acquisition of the Souker Deposit and based on recommendations from the Souker Technical Report, the Company implemented a 10,000 meter infill drill program to verify and if possible, convert the historic Soviet resource estimate to a NI 43-101 compliant resource. Concurrent with its 2007 drill program, the Company also completed a detailed audit of the historic drill information. Unfortunately, the facility where all core samples from the historic drill programs at Souker and other mineral properties were stored was destroyed in a fire. Although the company will be unable to resample the historic drill core from the property, the 2007 drill program was designed to confirm the results from the historic drilling. The 2007 drill plan will include the duplication or twinning pf some of the historic drill holes, in order to directly compare and verify the historic nickel and copper assay results. To date the 2007 infill drill hole results have returned similar nickel and copper grades as the historic drilling

DRILLING

The historical drill programs at the Souker Property were conducted in accordance with Soviet era procedures and regulations, and the lack of historic core and details as to drilling procedures and protocols precludes an analysis of these programs. Prior to the Company acquiring the Souker Property, a total of 94 drill holes had been drilled on and adjacent to the known body of nickel and copper mineralization at Souker. The drill program planned for 2007 will target many of the unassayed intervals as twin holes, and should serve as a basis with which to evaluate Soviet era assay quality. The previous operator had initiated a drill program on 100 meter centers in order to upgrade previous Soviet data. The Company has further modified this program so that the ore body will be drilled at a spacing sufficient to convert Soviet era data into either CIMM or JORC compliant resource categories by early 2008. As of November 11, 2007, a total of 5,568 meters of drilling had been completed in 2007 in 42 drill holes. It is planned to complete an additional 3,500 meters of drilling by the end of the year but the late arrival of a second drill rig may cause a reduction in this number.

Complete analytical results have been reported from 22 of the 42 completed drill holes to date. The results are encouraging and confirm the historic drill results. Assay values in the intervals reported were remarkably consistent and none of the averages were unduly influenced by included, higher grade intervals. A summary of the significant drill intersections are as follows:

--------------------------------------------------------------------------------
 DRILL        FROM         TO           INTERVAL            NI             CU
 HOLE         (M)          (M)            (M)               %               %
--------------------------------------------------------------------------------
CP07-03       99.8        105.9             6.1            0.25           0.08
CP07-05        2.8         24.3            21.5            0.53           0.24
CP07-06       18.5         40.5            22.0            0.29           0.08

--------------------------------------------------------------------------------
 DRILL        FROM         TO           INTERVAL            NI             CU
 HOLE         (M)          (M)            (M)               %               %
--------------------------------------------------------------------------------
CP07-11        0.0         46.5            46.5            0.29           0.06
CP07-14        2.9         11.0             8.1             0.24          0.05
              17.0         53.0            36.0            0.25           0.03
              56.9         69.8            12.9            0.26           0.07
CP07-15       22.6        120.5            97.9            0.25           0.03
CP07-18       49.0         60.0            11.0            0.23           0.06
             116.0        282.0           166.0            0.31           0.07
CP07-19       59.0        210.0           151.0            0.26           0.03
CP07-21        2.0         58.9            56.9            0.29           0.06
CP07-22       71.4        165.1            93.7            0.23           0.04
CP07-23       73.8         77.0             3.2            0.27           0.11
CP07-24       14.1         34.1            20.0            0.22           0.02
              69.0         78.0             9.0            0.20           0.03
              99.0        101.0             2.0            0.27           0.05
             106.0        191.7            85.7            0.29           0.07
CP07-25        3.4         37.4            34.0            0.30           0.05
              73.4        146.8            73.4            0.29           0.07

The mineralized intervals reported above were all associated with disseminated sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained, mafic - ultra mafic igneous rocks, peridotite and pyroxenite. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width.

FUTURE WORK - RECOMMENDATIONS FROM THE TECHNICAL REPORT

Based on recommendations by the Company's independent mining consultant, SRK, the geological setting and character of the nickel-copper mineralization currently being developed at the Souker Property are of sufficient merit to justify the following work program, primarily designed to address five objectives:
         o    Survey of all  pre-existing  drillhole  collars  and tie-in of the historical topography to the regional survey grid;
         o    Validation of existing historical data and limited infill drilling to support a mineral  resource  estimation in  compliance  with NI
              43-101  and   NI43-101F1,   including  twin  holes  of  previously
              unassayed intervals. This would include construction of a 3-D resource block model implementing Western standards;
         o    Audit of the  current  mining  assumptions  and metal  price  cost structure and additional engineering and environmental studies to develop mineral reserves;
         o    Implementation of defendable QA/QC lab protocols and a third party audit of sample preparation and assay methodologies;
         o    And finally,  regional exploration work outside the mining area in the remainder of the tenements in existing license areas to identify potential additional areas which would contribute to overall project cash flow.

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

Subsequent to the drilling that is planned for the remainder of 2007 at Souker, the Company has engaged SRK to produce a NI43-101 resource calculation for the Souker Property. Contingent on the results of the SRK report, the Company will be implementing the necessary work that will be required to complete all technical/economic studies required by Russian law and an international standard scoping study on Souker in the first half of 2008. This work will be based on the new resource calculation and include environmental baseline studies, and preliminary geotechnical and metallurgical test work.

As of August 31, 2007, the Company has expended $983,833 on exploration activities and $36,340,938 on acquisition costs on the Souker Property.

Uleeta Property

PROPERTY DESCRIPTION AND LOCATION

The Uleeta License is located in the Murmansk Oblast within the Kola Peninsula of the Russian Federation. The Uleeta License covers an area of 202.5 square kilometers, the boundary of which is defined by the following corner point coordinates.

                  68(degree)31'00`' N 32(degree)00'00`' E
                  68(degree)31'00`'N32(degree)19'00`'E
                  68(degree)23'07`'N32(degree)19'00`'E
                  68(degree)23'01`'N32(degree)15'04`'E
                  68(degree)22'30`'N32(degree)15'09`'E
                  68(degree)22'30`' N 32(degree)00'00`' E

The location of the Uleeta Property in the Russian Federation is shown on the following map prepared by Lakehead Geological Services Inc. dated December 5, 2007.


                                     Map - 5
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

          Location map of Uleeta and Tsaga Properties, Kola Peninsula

                [Please view Exhibit 15.1 in PDF format Map 5.]

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Uleeta Property is undeveloped and unpopulated, but it road accessible during the summer months. Access within most of the property is limited to foot and ATV travel. The prospect is located in an area of low rolling terrain covered with typical arctic vegetation. The area has numerous small streams and lakes with Lake Uleeta being the largest.

The climate is cold with summer temperatures ranging up to +20(0) C and the minimum winter temperature being close to -200 C. There is no permafrost in the Uleeta Property area.

GEOLOGICAL SETTING

The Uleeta License area is underlain by a layered ultra-mafic complex and various Precambrian aged rock sequences. The complex is situated within a transform fault zone, that connects Proterozoic Pechenga and Imandra-Varzugskaya structures which are host to most of the known copper-nickel belts in the Monchegorsk region.

DEPOSIT TYPES

The geological setting of the Uleeta Property is a favourable environment to host magmatic sulphide nickel, copper, chrome and platinum group elements.

HISTORY

The Company has been unable to confirm any previous exploration work on the Uleeta Property, other than that the area has been covered by Soviet era aeromagnetic surveys which outlined areas of interest. Although there are translated summaries of historic exploration work at the Uleeta Property, the Company is unable to confirm any of the historic work completed on Uleeta Project and it does not regard the historic results to be significant.

MINERAL RESOURCE ESTIMATES

There are no NI 43-101 or Guide 7 compliant resource estimates made for the Uleeta Property.

MINERALIZATION

The Company has yet to confirm whether any sulphide nickel and copper mineralization exists on the Uleeta Property.

EXPLORATION

The Company completed the first stage of its exploration program on the Uleeta Property during the summer of 2007, consisting of geologic mapping, geochemical sampling, and geophysical surveys. The final geophysical report has been completed and is now being evaluated. A total of 180 line km of induced polarization, resistivity, and magnetic survey was completed. A total of 930 geochemical samples have been collected. Most of the assay results have not yet been received, and so the final analysis of this year's program cannot be completed. The preliminary results from all surveys are encouraging and they have outlined potential areas of sulfide mineralization for follow up exploration.

DRILLING

The Company is unaware of any drilling that has been conducted on the Uleeta Property.

FUTURE WORK - RECOMMENDATIONS FROM THE TECHNICAL REPORT

The Uleeta Property was not within the scope of the Souker Technical Report, however the following exploration has program has been proposed, parts of which were initiated in 2007.

          1. Conduct preliminary ground magnetic survey and IP/resistivity surveys;
          2. Conduct soil geochemical sampling on a 400o100 meter grid and geological mapping at a 1:25,000 scale;

          3. Follow up soil geochemical sampling on a 100o20 and follow up depth targeted IP survey of priority areas defined in initial surveys;
          4. Create more detailed geological mapping at a 10,000 scale and surface rock trenching; and 5. Potential drill testing of identified targets.

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

Additional work on the Uleeta Property will be proposed after results of this year's geochemical and geophysical surveys are completed and evaluated. The Company will also conduct a search for any relevant historic exploration information for the Uleeta Property that may be stored in the local geological data archives.

Tsaga Property

PROPERTY DESCRIPTION AND LOCATION

The Tsaga License is located the within Lovozersky district of the Murmansk Oblast within the Kola Peninsula of the Russian Federation, 80km east of Apatity station of the St. Petersburg-Murmansk railway. The Tsaga License covers an area of 1970 square kilometers, the boundary of which is defined by the following corner point coordinates.

                  67(degree)35'00`'N35(degree)12'00`'E
                  67(degree)48'00`'N35(degree)26'00`'E
                  67(degree)40'00`'N36(degree)24'00`'E
                  67(degree)20'00`'N37(degree)00'00`'E
                  67(degree)11'00`'N37(degree)00'00`'E
                  67(degree)32'40`' N 35(degree)40'00`' E

The location of the Tsaga Property in the Russian Federation is shown on page 49 [Map - 5] prepared by Lakehead Geological Services Inc. dated December 5, 2007.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Tsaga License area is economically undeveloped and unpopulated. A 30 km long dirt road connects the area with the railway Apatity-Revda.

The Tsaga Property is characterized by low rolling hills with numerous small creeks and lakes. Typical arctic vegetation covers the area. Normal temperatures range for a summer high of 20 C to a winter low of -20(0) C. There is no permafrost in the area.

GEOLOGICAL SETTING

Much of the Tsaga Property area is underlain by a sequence of Lower proterozoic age-mafic and ultra-mafic intrusive rocks.

DEPOSIT TYPES

The geological setting of the Tsaga Property is a favourable environment to host magmatic sulphide nickel, copper, chrome, titanferous magnetite and platinum group elements.

HISTORY

Other than the historically reported titanium/magnetite occurrences on the Tsaga Property, the Company has yet to complete a detailed search and compilation of the historic exploration data from the Tsaga License area.

MINERAL RESOURCE ESTIMATES

There are no NI 43-101 or Guide 7 compliant resource estimates made for the Tsaga Property.

MINERALIZATION

There is a historic Titaniferous magnetite deposit located n the southeast part of the License area. Titanium and iron oxide mineralization occurs as complex zones of knot shaped massive lenses, disseminations and cumulate layers.

EXPLORATION

During the summer of 2007, the Company completed the first phase of geophysical surveys, geologic mapping and geochemical sampling. Assay results and a final geophysical report are not complete at this time.

DRILLING

The Company has no record of drilling activity at the Tsaga Property.

FUTURE WORK - RECOMMENDATIONS FROM THE TECHNICAL REPORT

The Tsaga Property was not within the scope of the Souker Technical report, however the following exploration has program has been proposed, parts of which were initiated in 2007.

          1. Conduct preliminary ground magnetic survey and IP/resistivity surveys;
          2. Conduct soil geochemical sampling on a 400o100 meter grid and geological mapping at a 1:25,000 scale;
          3. Follow up soil geochemical sampling on a 100o20 and follow up depth targeted IP survey of priority areas defined in initial surveys;
          4. Create more detailed geological mapping at a 10,000 scale and surface rock trenching; and
          5.   Potential drill testing of identified targets.

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

Additional work on the Tsaga License will be proposed after results of this year's geochemical and geophysical surveys are completed and evaluated. The Company will also conduct a search for any relevant historic exploration information from the Tsaga Property that may be stored in the local geological data archives.

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

Organizational Structure

As of the date of this annual report, the Company has seven subsidiaries:

1. Magellan Holdings (BVI) Corp. ("Magellan Holdings"), a wholly-owned subsidiary of the Company, incorporated under the laws of the British Virgin Islands on May 9, 2005. Magellan Holding (BVI) Corp. owns Magellan Gold (BVI) Inc. and R.P.I.M. Minerals Ltd.

2. Magellan Gold (BVI) Inc. ("Magellan (BVI)"), a company incorporated under the laws of the British Virgin Islands on May 9, 2005. Magellan
         (BVI) is a wholly-owned subsidiary of Magellan Holdings (BVI) Corp. and owns Bulakashu Mining Company Ltd. and Centrasia Mining Kazakhstan Ltd.

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

6. R.P.I.M. Minerals Ltd. ("RPIM") a company registered in Cyprus on April 28, 2007 to hold the shares of Zao Rudprominvest

7.       Zao Rudprominvest  ("RPI"), a company incorporated in Russia on July 7,
         2004.

                              ORGANIZATIONAL CHART

                      |----------------------------------|
                      |      Centrasia Mining Corp.      |
                      |        (British Columbia)        |
                      |----------------------------------|
                                       |
                                       |
                                       |
           |-----------------------------------|
           |                                   |
           |                                   |
           | 100%                         100% |
|---------------------|       |---------------------------------|
   0724000 B.C. Ltd.  |       |  Magellan Holdings (BVI) Corp.  |
  (British Columbia)  |       |      (British Virgin Islands)   |
|---------------------|       |---------------------------------|
                                               |
                                               |
                                               |
              |----------------------------------------------------------
              |                                           |
              |                                           |
              | 100%                                 100% |
 |-------------------------|               |------------------------------|
    R.P.I.M. Minerals Ltd. | | Magellan Gold (BVI) Corp. | (Cyprus) | | (British
         Virgin Islands) |
 |-------------------------|               |------------------------------|
              |                                           |
              |                                           |
              |                                           |
              | 100%                          |----------------------|
              |                               |                      |
              |                               | 100%            100% |
   |---------------------|         |--------------------|  |------------------|
   |  Zao Rudprominvest  |         |  Bulakashu Mining  |  | Centrasia Mining |
   |      (Russia)       |         |     Company Ltd.   |  |   Kazakhstan Ltd.|
   |---------------------|         | (Kyrgyz Republic)  |  |    (Republic of  |
                                   |--------------------|  |      Kazakhstan) |
                                                           |------------------|

Principal Offices

The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The corporate office facility is provided on a month-to-month basis by Chase Management Ltd. ("Chase") as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

The Company also has an executive office at 300-1055 West Hasting Street, Vancouver, British Columbia V6E 2E9. During the year ended May 31, 2005, the executive office was leased on a month-to-month basis by Lakehead Geological Services Inc. ("Lakehead"), a company controlled by the Company's President, Doug Turnbull. Until November 1, 2006, there was no written agreement relating for the lease and the Company reimbursed Lakehead $1,450 and $12,328 for rent expenses for the years ended May 31, 2005 and 2006, respectively. The Company reimbursed Lakehead $2,078 for rent expenses for the month of June 30, 2006. From July 1, 2006 to October 31, 2006, the Company paid rent of $9,810 directly to Guinness Business Centre Ltd. ("Guinness") for the same office facilities. Effective November 1, 2006, the Company entered into six-month lease agreement with Guinness, with an option to renew for additional six-month intervals upon one month's advance notice, with rent set at $2,570 monthly. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

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

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2007, 2006, and 2005, should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 16 of the consolidated financial statements of the Company included herein. The noon rate of exchange on December 5, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $1.0127 (US $1.00 = CDN$1.0127).. The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years. Foreign currency fluctuations have not had a material impact on the Company during the last three fiscal years and the Company does not engage in any foreign currency hedging activities.

Overview

The Company is a junior mineral exploration company actively engaged in the acquisition, exploration and development of mineral properties located in Kyrgyz Republic and other countries in Central Asia, Eastern Europe and Russia. On September 14, 2005, the Company completed a recapitalization whereby it purchased all of the issued and outstanding common shares of 0724000 B.C. Ltd. ("724 BC") in exchange for common shares of the Company on a one-for-one basis (the "Acquisition").

724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometers (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property.

The completion of the Acquisition and issuance of Company shares on the purchase of $400,000 of indebtedness of 724 BC resulted in the 724 BC shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition was treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, replacing the Marsa Option, whereby BMC has transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company. As a result, BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company. In August of 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna has agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for the Company to acquire the remaining 62.5% interest in the Bulakashu Property that it had not acquired to date. The other requirement was the issuance of 375,000 shares to the vendor, which the Company has now issued. Thus the Company has acquired the remaining 62.5% interest in the Bulakashu Property and now owns the entire Bulakashu Property.

On May 14, 2007 the Company announced that it had signed a share purchase agreement to acquire a 100% interest in the Souker Nickel-Copper deposit, and the Uleeta and Tsaga Properties (collectively the "Russian Properties") for initial payments of US $6,000,000 and 12,500,000 shares of the Company, with cash payments of an additional US $5,000,000 in 2008 and US $1,500,000 in 2009.

On July 24, 2007 the Company announced that it had successfully completed the transaction and acquired a 100% interest in the Russian Properties through the acquisition of a Cyprus-registered company which owns a Russian-registered company which owns the Russian Properties. The Company made the initial cash payment of US $6,000,000 and issued 12,500,000 shares of the Company to the vendor, Stargate Solutions Limited. A further US $5,000,000 is payable on July 24, 2008 and US $1,500,000 on July 24, 2009 to Stargate. An initial finders/success fee of US $300,000 cash plus 625,000 shares has been paid to DBM Capital Partners Ltd. ("DBM"). A further US $250,000 cash is payable on July 24, 2008 and US $75,000 on July 24, 2009 to DBM. All of the shares issued for the acquisition and to DBM are subject to an escrow agreement pursuant to which the shares will be released from escrow in the normal course over a period of eighteen months.

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

Year Ended May 31, 2007 Compared to Year Ended May 31, 2006

During fiscal 2007, the Company recorded a loss of $2,036,069 ($0.10 per share) compared to a loss of $1,206,667 ($0.10 per share) for fiscal 2006, an increase in loss of $829,402. The increase in the loss in fiscal 2007 is mainly attributed to the ongoing corporate costs as a public reporting and TSXV listed company, increased activities in fiscal 2007 due to activities relating to the Company's increased exploration activities of its unproven mineral properties, additional costs of ongoing reviews of and due diligence conducted on potential property acquisitions in Central Asia and Russia and the impact of non-cash stock-based compensation recognition.

General and administrative expenses of $1,949,793 were incurred during fiscal 2007, an increase of $755,307, from $1,194,486 in fiscal 2006. Specific expenses of note during fiscal 2007 are as follows:

     o the Company incurred accounting, management and administrative fees of $76,850 (2006 - $62,358) provided by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;
     o the Company incurred legal fees of $63,021 (2006 - $93,785). General legal expenses were incurred in fiscal 2007 mainly for the preparation of the Form 20F, whereas the Company incurred significant legal expenses in fiscal 2006 negotiating the terms of the Acquisition;
     o the Company incurred travel costs of $284,729 (2006 - $170,984) for review of potential properties in Central Asia, Russia and Eastern Europe, numerous Company site visits and the attendance to an investment conference in Frankfurt, Germany;
     o the Company incurred total management fees of $82,975 (2006 - $80,500) to its President, of which $46,214 (2006 - $67,438) has been recorded as management fees and $36,761 (2006 - $13,062) has been capitalized to unproven mineral interests or deferred acquisition costs;
     o expenses such as regulatory fees, shareholder costs and office expenses have increased significantly due to the reporting requirements of a public company;
     o the Company incurred corporate development expenses totaling $92,263 (2006 - $60,655) for a market awareness and promotional campaign and participation in an investment conference in Frankfurt, Germany;
     o the Company paid salaries of $238,980 (2006 - $75,193) for the administrative staff in the mining offices in the Kyrgyz Republic and Kazakhstan;
     o the Company incurred professional fees of $224,382 (2006 - $151,170) mainly for administrative services provided by consultants in the mining offices in the Kyrgyz Republic, Kazakhstan and Canada;
     o the Company incurred property due diligence costs of $99,242 (2006 - $170,217) due to unsuccessful negotiations on a mineral property in Kazakhstan; and
     o recorded $503,400 (2006 - $137,250) in non-cash stock based compensation on the vested portions of stock options granted during fiscal 2007.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During fiscal 2007, the Company reported interest income of $42,993 compared to $19,455 in fiscal 2006. The increase is attributed to higher levels of cash held during fiscal 2007.

During fiscal 2007, the Company spent $395,319 on exploration activities on its unproven mineral interests mainly on the Bulakashu Property. See "Exploration Update" for further discussion.

During fiscal 2007, the Company completed a non-brokered private placement of 4,000,000 units for gross proceeds of $2,000,000 and issued 4,904,863 common shares on the exercise of stock options, warrants and agent options for gross proceeds of $2,664,078.

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

General and administrative expenses of $1,194,486 were reported during fiscal 2006, an increase of $1,031,853, from $162,633 in fiscal 2005. Specific expenses of note during the 2006 and 2005 are as follows:

     o during 2006, the Company incurred accounting, management and administrative fees of $62,358 (2005 - $nil) provided by Chase, a private company controlled by Mr. Nick DeMare, a director of the Company;
     o during 2006, the Company incurred or accrued audit fees of $36,563 (2005 - $12,000) and legal fees of $93,785 (2005 - $38,198). The increase in costs is attributed to the Acquisition and increased Company activities and filings;
     o incurred travel costs of $170,984 (2005 - $2,478) mainly for review of potential properties in Kyrgyz Republic and Central Asia and numerous Company site visits. Members of management and certain directors also traveled to Europe to discuss financing opportunities for the Company;
     o The President is paid a minimal base salary of $5,000 per month. During 2006 the Company incurred total management fees of $80,500 (2005 - $60,000), of which $67,438 (2005 - $45,500) has been recorded as management fees and $13,062 (2005 - $14,500) has been capitalized to unproven mineral interests;
     o expenses such as transfer agent fees, regulatory fees, shareholder costs and office expenses have increased significantly due to the completion of the Acquisition and reporting requirements of a public company;
     o during 2006, the Company incurred corporate development expenses of $60,655 for a market awareness and promotional campaign;
     o Effective November 15, 2005, the Company retained Mr. Jordan Shapiro to provide market awareness and investor relations activities. Mr. Shapiro was paid a monthly fee of $2,500. During 2006, the Company paid $16,250 to Mr. Shapiro. Mr. Shapiro's contract was mutually terminated effective June 1, 2006;
     o during 2006, the Company paid salaries of $75,193 for the administrative staff in the BMC office in the Kyrgyz Republic;
     o during 2006, the Company recorded a non-cash stock-based compensation charge of $137,250 on the vested portion of stock options granted to purchase 1,217,500 common shares. The calculation is based on the fair value of the stock options granted by the Company using the
         Black-Scholes   option   pricing   model,   which  uses  estimates  and
         assumptions;
     o incurred professional fees of $151,170 (2005 - $9,514) mainly for services provided by Dr. William Tafuri (officer) and Mr. Oleg Kim (director) in the office in the Kyrgyz Republic; and
     o incurred property due diligence costs of $170,217. The Company advanced $133,164 (US $120,000) under a loan agreement for costs incurred on a property. The Company was unsuccessful in acquiring the property;
         accordingly, the Company has written off the advance as part of property due diligence costs. The remaining amount of $37,053 represents costs incurred in the review of potential properties in Kyrgyz Republic and Central Asia.

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

Liquidity and Capital Resources

As at May 31, 2007, the Company had working capital of $3,381,371. Subsequent to May 31, 2007, the Company received approximately $1,312,135 on the exercise of warrants and $12,600,000 on the completion of a private placement for 10,500,000 units. The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming 12 month period. However, the Company will require additional financing to pay the $5,546,000 on its due date, of July 24, 2008, pursuant to the RPIM Acquisition. In addition, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

On completion of the RPIM Acquisition the Company assumed long-term debt of US $6,825,000, of which US $5,250,000 is due on July 24, 2008 and the remaining balance of US $1,575,000 is due on July 24, 2009. There are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2008.

The Company holds its cash and cash equivalents mainly in Canadian funds.

Research and Development

During fiscal 2007, the Company recorded a total of $740,819 on the acquisition and exploration of its mineral interests in the Kyrgyz Republic, comprising: (i) the issuance of 200,000 common shares, at a fair value of $96,000, as consideration for the Eastern Sary Jaz Property; (ii) the issuance of 250,000 common shares, at a fair value of $207,500, for an option payment on the Bulakashu Property; (iii) the issuance of 60,000 common shares, at a fair value of $42,000, for an option payment on the Turgeldy Property; and (iv) exploration expenditures totaling $395,319, of which $304,033 was incurred on the Bulakashu Property. The Company also incurred $23,865 for general exploration activities in fiscal 2007. During the latter part of fiscal 2007, the Company investigated and negotiated the RPIM Acquisition, under which the Company paid a $226,860 non-refundable deposit and incurred a total of $162,858 for due diligence and professional fees as at May 31, 2007. These amounts were recorded as deferred acquisition costs.

During fiscal 2006 the Company recorded a total of $803,386 on the acquisition and exploration of its mineral interests comprising of: (i) issuance of a total of 400,000 common shares of its share capital, at a fair value of $230,000 and payment of $46,440 under its commitments under the option commitments for the Bulakashu Property; (ii) $369,398 attributable to mineral interests on cash advances made to BMC prior to completion of the Kantanna Option, and (iii) $133,654 of exploration incurred on exploration on the Bulakashu Property and $23,894 of exploration on other properties. No mineral interest activities occurred in fiscal 2005. During fiscal 2005, the Company advanced $268,346 to BMC.

Off Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

As of November 30, 2007, the Company had the following long-term debt obligations:

                                         DUE                     DUE
DUE TO                              JULY 24, 2008          JULY 24, 2009S
                                  ------------------      ------------------

Stargate                             US $ 5,000,000          US $ 1,500,000
DBM                                  US $   250,000          US $    75,000
                                  ------------------      ------------------
                                     US $ 5,250,000          US $ 1,575,000
                                  ==================      ==================

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


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

Directors and Senior Management

MANAGEMENT AND BOARD OF DIRECTOR CHANGES

Mr. Damien Reynolds was appointed to the board of directors on December 6, 2006 and resigned from the board of directors on October 10, 2007.


On March 15, 2007 Centrasia created an advisory board comprised of industry leaders to assist the company in reaching its objectives. The advisory members bring considerable expertise from their fields of mining, accounting and financial compliance, and financial and capital markets and provide the company with strategic business development advice and introductions within the development and financial communities. The advisory board is subsidiary and supportive in nature and not intended to negate the responsibility of the board of directors to manage the business and affairs of the company. Members of the Advisory board receive incentive options and reimbursement for expenses in lieu of direct compensation.


Initial appointments to the board were Mr. Brian McEwen, P. Geol and Mr. Ken Kuchling, P. Eng as its inaugural members. The advisory board is comprised of natural resources professionals and reports to the board of directors from time to time regarding matters assigned to it by the board of directors.

On July 3, 2007, the Company appointed Mr. Andre Agapov to the advisory board.

Also in July 2007, Mr. Oleg Kim, director, assumed the role and responsibilities of Vice President of Operations for Centrasia. Mr. Kim's principal responsibility will be to manage the development of the Company's newly acquired Souker Deposit.

In conjunction with the acquisition of the Russian properties, Mr. Grigory Aleksenko was appointed to the board of directors on July 24, 2007.

In August 2007, the Company appointed Mr. Leonid Oparin and Mr. Brian McEwen, P. Geol to the board of directors.

Also in August 2007, the Company accepted the resignations of Messrs. Gregory G. Crowe and Lindsay Bottomer from the board of directors. Both Mr. Crowe and Mr. Bottomer will continue to be involved with the Company in consulting roles.

On October 10, 2007, the Company appointed Mr. Tim McCutcheon to its advisory board.

The following table sets forth the names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report:

-------------------------------------------------------------------------------------------------
NAME                       POSITION WITH THE COMPANY         TERM OF OFFICE (FOR EACH OFFICE HELD)
-------------------------------------------------------------------------------------------------

Douglas Turnbull           President                         September 14, 2005 to present
                           Chief Executive Officer           September 14, 2005 to present
                           Director                          September 12, 2005 to present
-------------------------------------------------------------------------------------------------
Nick DeMare                Chief Financial Officer           September 24, 2003 to present
                           Director                          October 27, 2002 to present
-------------------------------------------------------------------------------------------------
Cary Pinkowski             Director                          September 14, 2005 to present
-------------------------------------------------------------------------------------------------
Oleg Kim                   Director,                         September 14, 2005 to present
                           Vice-President of Operations      July 3, 2007
-------------------------------------------------------------------------------------------------
Grigory A. Aleksenko       Director                          July 24, 2007 to present
-------------------------------------------------------------------------------------------------
Leonid Oparin              Director                          August 4, 2007 to present
-------------------------------------------------------------------------------------------------
Brian McEwen               Director                          August 4, 2007 to present
-------------------------------------------------------------------------------------------------
William J. Tafuri          Vice-President of Exploration     September 14, 2005 to present
-------------------------------------------------------------------------------------------------
James Harris               Corporate Secretary               September 14, 2005 to present
-------------------------------------------------------------------------------------------------

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

DOUGLAS S. TURNBULL (AGE 44), PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR

Mr. Turnbull is a consulting geologist and president of Lakehead Geological Services Inc., a geological consulting company based in Vancouver, Canada. Mr. Turnbull has over 20 years experience in diamond, precious and base metal exploration. Mr. Turnbull holds a Honours Bachelor of Science degree in Geology and is a Qualified Professional Geoscientist recognized by the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Turnbull's previous working and consulting experience includes Monopros Ltd., the Ontario Geological Survey, Goldfields Mining Corporation, Prime Exploration Ltd., Adrian Resources Ltd., and Madison Enterprises Corp. Mr. Turnbull has been part of exploration teams responsible for the exploration and development of the Eskay Creek Gold Deposit in British Columbia, Canada, the Petaquilla Copper-Gold Porphyry Deposit in Panama and the Mt. Kare Gold Deposit in Papua New Guinea. Currently Mr. Turnbull serves as a director on the board of Buffalo Gold Ltd., Oromin Explorations Ltd. and Grizzly Explorations Ltd. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Mr. Turnbull devotes at least 90% of his time (36 hours per week) to the business and affairs of the Company.

NICK DEMARE (AGE 53), CHIEF FINANCIAL OFFICER AND DIRECTOR

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

OLEG KIM (AGE 48), DIRECTOR

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

GRIGORY A. ALEKSENKO (AGE 38), DIRECTOR

Mr. Aleksenko is the managing partner and cofounder of AGA Management Ltd. AGA Management Ltd., a leading, Moscow based consulting company specializing in Russian financial and mergers and acquisitions ("M&A") markets and played an instrumental role in the acquisition of the Russian Properties as agent for the vendor. He has more than nine years of professional experience in M&A, strategic consulting and restructuring projects for international corporations with Bain & Company (Moscow-Johannesburg-Sydney) and two years as a manager with the investment banking division of Renaissance Capital. Mr. Aleksenko graduated from Moscow State University and has an MBA from the International School of Business, INSEAD.

BRIAN MCEWEN (AGE 49) DIRECTOR

Mr. McEwen has over 25 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world. Mr. McEwen was the former Manager of Mineral Projects for Norwest Corporation. Prior to that, Mr. McEwen consulted for AMEC Inc. as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco). Mr. McEwen is currently the President of Buffalo Gold Ltd. Mr. McEwen is a Professional Geoscientist, registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

LEONID OPARIN (AGE 58), DIRECTOR

Mr. Oparin has over 30 years of mine development and construction experience in Russia after graduating from the Leningrad Mining Institute in 1971, as a mining surveyor. Mr. Oparin is currently the Head of the Mining and Geological department and Advisor to the President of JSC Alrosa. From 1973 to 2002, Mr. Oparin worked for Norilsk Nickel, most recently as head of the Mineral Resources Department and Director of Mining Production Development Projects. During his earlier years with Norilsk, he held positions as Branch Mining Surveyor, Head of the Construction Department and Deputy Head of the Construction Division. Mr. McEwen has over 25 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world. Mr. McEwen was the former Manager of Mineral Projects for Norwest Corporation. Prior to that, Mr. McEwen consulted for AMEC Inc. as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco).

WILLIAM J. TAFURI (AGE 66), VICE-PRESIDENT EXPLORATION

Dr. Tafuri has a Ph.D. in geology and over 30 years of mining and exploration experience in precious and base metals. In addition to Dr. Tafuri's consulting experience, he has worked for number of major international and mining companies including Phelps Dodge Corporation, Santa Fe Pacific Gold Corporation, Kinross Gold Corporation and Getty Mining. Prior to 1995, Dr. Tafuri worked primarily in the western United States, as an exploration geologist early in his career and ultimately as the Western U.S. Exploration Manager of Getty Mining. From 1995 to 1998, Dr. Tafuri served as regional geologist for Santa Fe Pacific Gold
Corporation in Kazakhstan. For the year following, Dr. Tafuri served as senior geologic advisor to Phelps Dodge Corporation in Kazakhstan and Russia assisting with exploration, negotiation and acquisition of new projects. From 1999 to 2001, Dr. Tafuri worked for Kinross Gold Corporation principally involved with the evaluation of projects in Russia, North and South America. Since 2001, Dr. Tafuri has focussed on his consulting business, mainly conducting property evaluations in Kazakhstan. Dr. Tafuri is a member of the Society of Economic
Geologists and the Geological Society of America. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Dr. Tafuri devotes all of his time (approximately 40 hours per week) to the affairs of the Company.

JAMES HARRIS (AGE 56), SECRETARY

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

Compensation

Pursuant to a management services agreement by and among the Company, Lakehead Geological Services, Inc. ("Lakehead") and Douglas Turnbull dated September 1, 2007 (the "Lakehead Agreement"), the Company has retained Lakehead to provide management services to the Company, to include the services of Douglas Turnbull as President of the Company. Lakehead is a private corporation owned by Mr. Turnbull.

Pursuant to the Lakehead Agreement, Mr. Turnbull has agreed to spend approximately ninety percent of his working hours, or up to 36 hours per week, working for the Company. In consideration for the services provided by Lakehead, the Company will pay Lakehead $12,500 per month. The Lakehead Agreement expires August 31, 2009, subject to earlier termination provisions for cause, in accordance with the agreement. In the event that the Lakehead Agreement is terminated by the Company without cause, the Company will provide Lakehead with a lump sum payment of twelve times the monthly fee. During the fiscal year ended May 31, 2007, and the period from June 1, 2007 to November 30, 2007, the Company has been billed a total of $82,975 and $74,500, respectively, by Lakehead for Mr. Turnbull's services.

During fiscal 2007, the Company was billed $97,513 for professional services provided by William Tafuri, an officer of the Company, and $112,695 for legal services provided by James Harris, the Corporate Secretary of the Company. As at May 31, 2006, $34,751 remained outstanding and was included in accounts payable and accrued liabilities.

Additionally, pursuant to a consulting agreement, (the "Tafuri Agreement"), between the Company and William Tafuri dated December 1, 2005, the Company has retained Dr. Tafuri to act as its Vice-President of Exploration and Director of Operations, Asia effective as of December 1, 2005. The term of the Tafuri Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement. The Tafuri Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Dr. Tafuri agreed to spend approximately 100% percent of his working hours working for the Company. In consideration for the services provided by Dr. Tafuri to the Company, the Company pays Dr. Tafuri a base salary of US $8,750 monthly.

During fiscal 2006, Oleg Kim, a director of the Company and principal of Marsa and Kantanna, received US $60,300 in compensation from the Company. Additionally, pursuant to a consulting agreement (the "Kim Agreement") between the Company's subsidiary BMC and Oleg Kim dated November 23, 2005, BMC has retained Mr. Kim to act as its General Director effective as of December 1, 2005. The term of the Kim Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement. The Kim Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Mr. Kim agreed to spend approximately fifty percent of his working hours working for BMC. In consideration for the services provided by Mr. Kim to BMC, BMC pays Mr. Kim a base salary of $36,000 annually.

Pursuant to a consulting agreement (the "Danilov Agreement") between the Company's subsidiary Centrasia Kazakhstan and Vladimir Danilov dated January 31, 2006, Centrasia Kazakhstan has retained Mr. Danilov to act as its General Director effective as of February 1, 2006. The term of the Danilov Agreement was for an initial period of one year expiring on February 1, 2007, subject to earlier termination in accordance with the agreement. The Danilov Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Mr. Danilov agreed to spend approximately fifty percent of his working hours working for Centrasia Kazakhstan. In consideration for the services provided by Mr. Danilov to Centrasia Kazakhstan, Centrasia Kazakhstan pays Mr. Danilov a base salary of $36,000 annually.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to the persons who were serving as its directors and officers as of May 31, 2007, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

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

During the financial year ended May 31, 2007, the Company had two Named Executive Officers, Mr. Douglas Turnbull, the Company's President and CEO and Mr. Nick DeMare, the Company's CFO.

SUMMARY OF COMPENSATION

The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended May 31, 2005, 2006 and 2007.


                                    ------------------------------      ------------------------------------
                                          ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                    ------------------------------      ------------------------------------
                                                                                  AWARDS             PAYOUTS
                                                                        --------------------------   -------
                                                                                       RESTRICTED
                                                            OTHER        SECURITIES     SHARES OR                 ALL
-------------------       ------                           ANNUAL           UNDER      RESTRICTED               OTHER
    NAME AND                                               COMPEN-      OPTIONS/SARS      SHARE       LTIP      COMPEN-
PRINCIPAL POSITION        YEAR(1)    SALARY      BONUS     SATION         GRANTED         UNITS      PAYOUTS    SATION
                                       ($)        ($)        ($)           (#)(2)          ($)         ($)        ($)
-------------------       ------    ------------------------------      --------------------------   -------    --------

Douglas Turnbull(3)        2007     82,975(4)     nil        nil          nil/nil           n/a         n/a        nil
President & CEO            2006     61,025(4)     nil        nil        300,000/nil         n/a         n/a        nil
                           2005        n/a        n/a        n/a         n/a / n/a          n/a         n/a        n/a
-------------------------------------------------------------------------------------------------------------------------
Nick DeMare(3)             2007        nil        nil        nil         40,000/nil         n/a         n/a      76,850(6)
CFO                        2006        nil        nil        nil        300,000(5)/nil      n/a         n/a      86,458(6)
                           2005        nil        nil        nil         75,000/nil         n/a         n/a      69,325(6)
-------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Fiscal year ended May 31.
(2) Represents stock options granted during a particular year. (3) On September 14, 2005, Mr. DeMare resigned as President and CEO of the
         Company. Mr. Douglas Turnbull was appointed as President and CEO to fill the vacancy.
(4) Billed by Lakehead Geological Services Inc., a private corporation owned by Mr. Douglas Turnbull, for services provided by Mr. Turnbull.
(5)      Includes 25,000 stock options granted to Chase.
(6) Paid to Chase Management Ltd. ("Chase"), a private corporation owned by Mr. Nick DeMare. Chase personnel provides accounting, professional, secretarial and administrative services to the Company.

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

OPTIONS AND SHARE APPRECIATION RIGHTS

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2007 to the Named Executive Officers of the
Company:


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
----------------------------------------------------------------------------------------------------------------------

Douglas Turnbull                  nil               n/a               n/a                  n/a                   n/a
----------------------------------------------------------------------------------------------------------------------

Nick DeMare                     40,000             4.15%             0.70                  0.50             Sept.14/11

----------------------------------------------------------------------------------------------------------------------

NOTES:

(1) Percentage of all stock options granted during the financial year. (2) The exercise price of stock options was set accordingly to the rules of the
     TSX Venture. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2007 by the Named Executive Officers, and the financial year end value of unexercised options:


----------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED IN
                                                                         UNEXERCISED              THE MONEY OPTIONS AT
                              SECURITIES                               OPTIONS/SARS AT          FINANCIAL YEAR -END(1)
                              ACQUIRED ON      AGGREGATE VALUE       FINANCIAL YEAR -END             EXERCISABLE /
NAME                           EXERCISE           REALIZED       EXERCISABLE / UNEXERCISABLE         UNEXERCISABLE
                                  (#)                ($)                     (#)                          ($)
----------------------------------------------------------------------------------------------------------------------

Douglas Turnbull                  nil                n/a                 300,000 / nil               426,000 / n/a
----------------------------------------------------------------------------------------------------------------------

Nick DeMare                       nil                n/a              320,000(2) / 20,000            444,400 / 18,400

----------------------------------------------------------------------------------------------------------------------

NOTES:
(1) The closing price of the Company's shares on May 31, 2007 was $1.62. (2) Includes 25,000 options granted to Chase.

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

COMPENSATION OF DIRECTORS

Cash Compensation

During the financial year ended May 31, 2007, the Company incurred a total of $56,470 for professional fees to the directors who are not the Named Executive Officers of the Company.

Non-cash Compensation

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2007 to the current and former directors who are not the Named Executive Officers of the Company:


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
NAME                          GRANTED (#)         YEAR(%)        ($/SECURITY)          ($/SECURITY)           DATE
----------------------------------------------------------------------------------------------------------------------

Directors, as a group,
who are not the Named          120,000(1)          12.44%            0.70                  0.50             Sept.14/11
Executive Officers

----------------------------------------------------------------------------------------------------------------------

NOTE:
(1) Does not include the granting of 200,000 stock options, at an exercise price of $0.60 per share, and 200,000 stock options, at an exercise price of $1.71 per share, which are subject to Company shareholder approval.

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2007 by the current and former directors who are not the Named Executive Officers, and the financial year end value of unexercised options:


-----------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED IN
                                                                         UNEXERCISED             THE MONEY OPTIONS AT
                                 SECURITIES                            OPTIONS/SARS AT         FINANCIAL YEAR -END (1)
                                ACQUIRED ON        AGGREGATE         FINANCIAL YEAR -END            EXERCISABLE /
            NAME                  EXERCISE      VALUE REALIZED   EXERCISABLE / UNEXERCISABLE        UNEXERCISABLE
                                    (#)               ($)                    (#)                         ($)
-----------------------------------------------------------------------------------------------------------------------

Directors, as a group,
who are not the Named               nil               n/a          1,160,000(2) / 60,000(2)    1,617,200(2) / 55,200(2)
Executive Officers

-----------------------------------------------------------------------------------------------------------------------

NOTES:
(1) The closing price of the Company's shares on May 31, 2007 was $1.62. (2) Does not include the granting of 200,000 stock options, at a exercise price of $0.60 per share, and 200,000 stock options, at an exercise price of $1.71 per share, which are subject to Company shareholder approval.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended May 31, 2007, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


----------------------------------------------------------------------------------------------------------------------

                                                                                        NUMBER OF SECURITIES REMAINING
                                NUMBER OF SECURITIES TO BE         WEIGHTED-AVERAGE     AVAILABLE FOR FUTURE ISSUANCE
                                 ISSUED UPON EXERCISE OF          EXERCISE PRICE OF    UNDER EQUITY COMPENSATION PLANS
                                   OUTSTANDING OPTIONS,          OUTSTANDING OPTIONS,       (EXCLUDING SECURITIES
                                   WARRANTS AND RIGHTS           WARRANTS AND RIGHTS        REFLECTED IN COLUMN (A))
----------------------------------------------------------------------------------------------------------------------
Plan Category                             (a)                            (b)                          (c)
----------------------------------------------------------------------------------------------------------------------

Equity compensation plans              3,250,000(1)                      0.38                     See Note (1)
approved by securityholders

Equity compensation plans
not approved by
securityholders                          500,000                         1.07                     See Note (1)
----------------------------------------------------------------------------------------------------------------------

Total                                  3,750,000                         0.46                     See Note (1)
----------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The Company currently has in place a fixed stock option plan (the "Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan was set at 20% of the issued shares of the Company on or about the date the Plan was approved by shareholders, and no options remain available for grant under the Plan as so approved. The Company has granted, subject to Company shareholder approval, stock options to purchase 1,750,000 common shares at prices between $0.60 to $1.71 per share, each for a term of up to five years from the date of grant.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

During the  Company's  last  completed  financial  year ended May 31,  2007,  no director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

Board Practices

                                AUDIT COMMITTEE

THE AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

     o Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
     o Review and appraise the performance of the Company's external auditors. o Provide an open avenue of communication among the Company's auditors, financial and senior management and the board of directors.

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

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee:


--------------------------------------------------------------------------------
                                INDEPENDENT (1)         FINANCIALLY LITERATE (1)
--------------------------------------------------------------------------------

Nick DeMare                            N                           Y
--------------------------------------------------------------------------------
Grigory Aleksenko                      Y                           Y
--------------------------------------------------------------------------------
Brian McEwen                           Y                           Y
--------------------------------------------------------------------------------

NOTE:
(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

RELEVANT EDUCATION AND EXPERIENCE

Nick DeMare is a Chartered Accountant with significant experience working with resource issuers as a chief financial officer and as an officer or director of numerous reporting companies. Grigory Aleksenko is the managing partner and cofounder of AGA Management Ltd., a leading, Moscow based consulting company specializing in Russian financial and

M&A markets. Brian McEwen has over 25 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world. Mr. McEwen is an officer and director of other reporting companies. As such each has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company's financial disclosures and internal control systems.

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

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors" above.

REMUNERATION COMMITTEE

The Company does not have a separate Remuneration Committee.

Employees

Including the Company's officers, as of the date of this annual report, the Company has one full-time employee and three part-time employees. Corporate accounting, management and administration were provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, (excluding Mr. DeMare). Management services are also provided to the Company by Lakehead, including Douglas Turnbull's services as President of the Company.

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

See Item 6. Directors, Senior Management and Employees - Compensation" and "Item
4. Information on the Company - Employees."

Share Ownership

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of November 30, 2007.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME  OF OWNER                      CONTROLLED(1)    CLASS (1)
--------------    ---------------------------       ----------------  ----------

Common Stock      Douglas Turnbull                     2,225,100(2)       4.09%

Common Stock      Nick DeMare                            686,056(3)       1.26%

Common Stock      Cary Pinkowski                       5,279,714(4)       9.46%

Common Stock      Oleg Kim                             1,325,000(5)       2.44%

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME  OF OWNER                       CONTROLLED(1)   CLASS (1)
--------------    ---------------------------       ----------------  ----------

Common Stock      Grigory A. Aleksenko                   500,000(6)       2.44%

Common Stock      Leonid Oparin                          200,000(7)       0.37%

Common Stock      Brian McEwen                           200,000(8)       0.37%

Common Stock      William J. Tafuri                      875,000(9)       1.61%

Common Stock      James Harris                           470,000(10)      0.87%
                                                       ---------
Common Stock      TOTAL GROUP (9 persons)              3,275,000(11)     18.79%
                                                       =========
NOTES:

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from November 30, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 53,837,457 shares of common stock outstanding as of November 30, 2006.
(2)  Includes  the  following  shares  and  options  beneficially  owned  by Mr.
     Turnbull: a. 1,625,100 shares held by Mr. Turnbull; and b. options held by Mr. Turnbull to acquire 600,000 shares of common stock.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3) Includes the following shares, options and warrants beneficially owned by Mr. DeMare: a. 9,000 shares held by Mr. DeMare; b. 25,425 shares held by Chase, a Company owned by Mr. DeMare; c. 61,631 shares held by DNG Capital Corp. ("DNG"), a company owned by
          Mr. DeMare;
     d. 150,000 shares held by Marbella Capital Corp. ("Marbella") a company owned 30% by Mr. DeMare;
     e. options held by Mr. DeMare to acquire 415,000 shares; f. options held by Chase to acquire 25,000 shares; See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(4) Includes the following shares, options and warrants beneficially owned by Mr. Pinkowski: a. 2,600,600 shares held by Mr. Pinkowski;
     b. 677,448 shares held by Prussian Capital Corp. ("Prussian"), a company owned by Mr. Pinkowski;
     c. options held by Mr. Pinkowski to acquire 925,000 shares; d. warrants held by Mr. Pinkowski to acquire 779,250 shares; e. warrants held by Prussian to acquire 297,416 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(5) Includes the following shares and options beneficially owned by Mr. Kim: a. 850,000 shares held by Kantanna, a company controlled by Mr. Kim; and b. options held by Mr. Kim to acquire 475,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(6)  Options held by Mr. Aleksenko to acquire 500,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(7) Options held by Mr. Oparin to acquire 200,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(8) Options held by Mr. McEwen to acquire 200,000 shares.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(9) Includes the following shares, options and warrants beneficially owned by Dr. Tafuri: a. 400,000 shares held by Dr. Tafuri; and b. options held by Dr. Tafuri to acquire 475,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(10) Includes the following shares and options beneficially owned by Mr. Harris:
     a. 185,000 shares held by Mr. Harris; and b. options held by Mr. Harris to acquire 285,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(11) See footnotes 2 through 9 above.

All of the Company's shareholders have the same voting rights.

Options, Warrants and Other Rights to Acquire Securities

Additionally, as of November 30, 2007, the Company had granted or reserved a number of stock options and issued a number of warrants pursuant to which up to 14,153,750 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants.

STOCK OPTION PLAN

The following information is intended to be a brief description of the Company's Stock Option Plan (the "Plan") adopted by the Company's shareholders on September 12, 2005, as amended November 21, 2007.

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

On November 21, 2007, the shareholders of the Company approved an amendment to the Company's Stock Option Plan to increase the number of shares issuable on the exercise of options under the Plan by 7,503,000 shares, from 3,274,000 (previously approved at the 2006 Shareholders' Meeting) to 10,777,000 shares and thus, the maximum of aggregate number of common shares to be reserved and authorized to be issued pursuant to options granted under the Plan is 10,777,000 common shares.

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

As of November 30, 2007, an aggregate of 6,255,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:


                                      NATURE                     NO. OF      EXERCISE
OPTIONEE                              OF OPTION                 OPTIONS     PRICE/SHARE    EXPIRY DATE
-----------------                     ---------                ---------    -----------    ------------------


Douglas Turnbull                      Officer & Director         300,000       $0.20       September 14, 2010
Nick DeMare                           Officer & Director         275,000       $0.20       September 14, 2010
Oleg Kim                              Director                   275,000       $0.20       September 14, 2010
Cary Pinkowski                        Director                   400,000       $0.20       September 14, 2010
Gregory Crowe                         Director                   150,000       $0.20       September 14, 2010
Lindsay Bottomer                      Director                   150,000       $0.20       September 14, 2010
William Tafuri                        Officer                    275,000       $0.20       September 14, 2010
James Harris                          Officer                    150,000       $0.20       September 14, 2010
Harvey Lim                            Consultant                  75,000       $0.20       September 14, 2010
Robin Merrifield                      Consultant                  50,000       $0.20       September 14, 2010
D. G. Vedeshkin-Ryabov                Consultant                  50,000       $0.20       September 14, 2010
Chase Management Ltd.                 Consultant                  25,000       $0.20       September 14, 2010
Eugene Antonov                        Consultant                  25,000       $0.20       September 14, 2010
Alexander Antonov                     Consultant                  25,000       $0.20       September 14, 2010
Julie Clain                           Consultant                  10,000       $0.20       September 14, 2010
Accent Marketing Ltd.                 Investor Relations         200,000       $1.15       February 8, 2011



                                      NATURE                     NO. OF      EXERCISE
OPTIONEE                              OF OPTION                 OPTIONS     PRICE/SHARE    EXPIRY DATE
-----------------                     ---------                ---------    -----------    ------------------


Brian McEwen                          Consultant                 100,000       $1.15       February 17, 2011
William Tafuri                        Officer                     50,000       $0.70       September 14, 2011
Oleg Kim                              Director                    50,000       $0.70       September 14, 2011
Vladimir Danilov                      Consultant                  75,000       $0.70       September 14, 2011
D. G. Vedeshkin-Ryabov                Consultant                  25,000       $0.70       September 14, 2011
Irina Mordan                          Consultant                  25,000       $0.70       September 14, 2011
Andrey Belozeroff                     Consultant                  75,000       $0.70       September 14, 2011
Nick DeMare                           Director                    40,000       $0.70       September 14, 2011
James Harris                          Officer                     35,000       $0.70       September 14, 2011
Harvey Lim                            Consultant                  35,000       $0.70       September 14, 2011
Brenda Dayton Cesareo                 Consultant                  25,000       $0.70       September 14, 2011
Linda Liu                             Consultant                  20,000       $0.70       September 14, 2011
Betty Moody                           Consultant                  20,000       $0.70       September 14, 2011
Arabella Smith                        Consultant                  20,000       $0.70       September 14, 2011
Rosanna Wong                          Consultant                  20,000       $0.70       September 14, 2011
Lindsay Bottomer                      Director                    35,000       $0.70       September 14, 2011
Greg Crowe                            Director                    35,000       $0.70       September 14, 2011
David Matousek                        Investor Relations          80,000       $0.70       September 14, 2011
Ken Kuchling                          Consultant                 100,000       $0.73       March 14, 2012
Cary Pinkowski                        Director                   200,000       $1.71       May 18, 2012
Andrey Agapov                         Consultant                 250,000       $1.20       July 3, 2012
Grigory Aleksenko                     Director                   500,000       $1.20       July 24, 2012
Michael Baybak                        Consultant                  75,000       $1.20       July 25, 2012
Leonid Oparin                         Director                   100,000       $1.20       August 4, 2012
Douglas Turnbull                      Officer & Director         300,000       $1.20       October 10, 2012
Nick DeMare                           Officer & Director         100,000       $1.20       October 10, 2012
Oleg Kim                              Officer & Director         150,000       $1.20       October 10, 2012
Cary Pinkowski                        Director                   325,000       $1.20       October 10, 2012
Brian McEwen                          Director                   100,000       $1.20       October 10, 2012
Leonid Oparin                         Director                   100,000       $1.20       October 10, 2012
William Tafuri                        Officer                    150,000       $1.20       October 10, 2012
James Harris                          Officer                    100,000       $1.20       October 10, 2012
Tim McCutcheon                        Consultant                 100,000       $1.20       October 10, 2012
Andrey Belozeroff                     Consultant                  50,000       $1.20       October 10, 2012
Brenda Dayton Cesareo                 Consultant                  75,000       $1.20       October 10, 2012
Zukhra Rozieva                        Consultant                  10,000       $1.20       October 10, 2012
Andrew Fedak                          Consultant                 100,000       $1.20       October 10, 2012
Harvey Lim                            Consultant                  50,000       $1.20       October 10, 2012
D. G. Vedeshkin-Ryabov                Consultant                  15,000       $1.20       October 10, 2012
Irina Mordan                          Consultant                  15,000       $1.20       October 10, 2012
Vladimir Danilov                      Consultant                  15,000       $1.20       October 10, 2012
Sergey Dubovik                        Consultant                  75,000       $1.20       October 10, 2012
                                                               ---------
TOTAL:                                                         6,255,000
                                                               =========

As of November 30, 2007, the directors and officers of the Company, as a group (9 persons), held, or have been granted 3,900,000 options to purchase shares of the Company's common stock.

WARRANTS

As of November 30, 2007, there were non-transferable common share purchase warrants exercisable for the purchase of 7,898,750 common shares as follows:

                                    EXERCISE
          NUMBER                    PRICE
                                      $                    EXPIRY DATE

         1,708,750                   0.75                  June 20, 2008
           840,000                   1.50                  July 24, 2009
         5,350,000                   1.70                  July 10, 2010
      ------------
         7,898,750
      ============

Additionally, as of November 30, 2007, the directors and officers of the Company, as a group (9 persons), held warrants to purchase 1,076,666 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

Principal Holders of Voting Securities

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person(s), severally or jointly. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of November 30, 2007.



                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME OF BENEFICIAL OWNER           CONTROLLED(1)    CLASS (1)
--------------    -------------------------        -----------------  ----------

Common Stock      Stargate Solutions Ltd.              12,125,000        22.52%
Common Stock      Cary Pinkowski                        5,279,714(2)      9.46%

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from November 30, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 53,837,457 shares of common stock outstanding as of November 30, 2007.
(2) Includes the following shares, options and warrants beneficially owned by Mr. Pinkowski: a. 2,600,000 shares held by Mr. Pinkowski;
     b. 677,448 shares held by Prussian;
     c. options held by Mr. Pinkowski to acquire 925,000 shares; and d. warrants held by Mr. Pinkowski to acquire 779,250 shares. e. warrants held by Prussian to acquire 297,416 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

Escrowed Shares

STARGATE ESCROWED SHARES

Upon completion of the RPIM Acquisition, a total of 13,125,000 shares of the Company's common stock were escrowed in accordance with the policies of the TSX-V (the "RPIM Escrow Securities") in connection with the RPIM Acquisition and are subject to the terms of an escrow agreement entered into between the Issuer, each of the entities named below and Computershare Investor Services Inc. (the "RPIM Escrow Agreement").

The RPIM Escrow Securities will be released from escrow in the normal course over a period of eighteen months. The first release occurred at the time of acceptance by the TSX-V of the Share Purchase Agreement for the RPIM Acquisition in the amount of 1/4th of the RPIM Escrow Securities. The second release will occur six months following TSX-V acceptance of the Share Purchase Agreement in the amount of 1/3rd of the RPIM Escrow Securities. The third release will occur twelve months following TSX-V acceptance of the Share Purchase Agreement in the amount of 1/2 of the RPIM Escrow Securities. The fourth and final release will occur eighteen months following TSX-V acceptance of the Share Purchase Agreement for the remainder of the RPIM Escrow Securities.

As of November 30, 2007, the following RPIM Escrow Securities were held in escrow in connection with the RPIM Acquisition:

         --------------------------------------------------------
                                                   NO. OF SHARES
         NAME OF BENEFICIAL HOLDER                 HELD IN ESCROW
         --------------------------------------------------------

         AGA Management Ltd.                           281,250
         DBM Capital Partners Limited                  468,750
         Stargate Solutions Ltd.                     9,093,750
                                                     ---------
         Total                                       9,843,750
                                                     =========

The RPIM Escrow Agreement provides that the RPIM Escrow Securities held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX-V. In the event of the bankruptcy of an escrow shareholder, provided the TSX-V does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the escrow agreement. In the event of the death of an escrow shareholder, provided the TSX-V does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

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

The Surplus Escrowed Securities will be released from escrow on an automatic six year time release, at six month intervals, in equal tranches of 5% for the first four tranches ending on the 24th month from September 14, 2005 and in equal tranches of 10% for the remaining eight tranches ending on the 72nd month from September 14, 2005. As of November 30, 2007, the following Value Escrowed Securities were held in escrow:

         --------------------------------------------------------
                                                   NO. OF SHARES
         NAME OF BENEFICIAL HOLDER                 HELD IN ESCROW
         --------------------------------------------------------

         Douglas Turnbull                              480,030
         Cary Pinkowski                                300,000
         Gregory Crowe                                  52,500
         Lindsay Bottomer                               52,500
         James Harris                                   52,500
         William J. Tafuri                             120,000
         Robin Merrifield                               52,500
                                                     ---------
         Total                                       1,110,030
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

Changes in Shareholdings

As a result of the Centrasia Acquisition, Douglas Turnbull, Cary Pinkowski and William Tafuri each beneficially owned five percent or more of the Company's outstanding common shares at October 31, 2006. As a result of the RPIM Acquisition, as of November 30, 2007, Stargate Solutions Ltd. beneficially owns 22.52% of the Company's outstanding common shares. The beneficial ownership of the Company's outstanding common shares held by Douglas Turnbull, Cary Pinkowski and Oleg Kim decreased as a result of the RPIM Acquisition. Douglas Turnbull and Oleg Kim each hold less than 5.0% of the Company's outstanding common shares as of November 30, 2007.

Change of Control

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

United States Shareholders

As of November 30, 2007, there were approximately six registered holders of the Company's common shares in the United States, with combined holdings of 2,253,563 shares, representing 4.19% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Related Party Transactions

Other than as disclosed below, for the period from June 1, 2006 through October 31, 2007, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company entered into a Management Agreement dated September 14, 2005, with Chase Management Ltd., a company owned by Mr. Nick DeMare, the Chief Financial Officer of the Company, whereby the Company pays to Chase $3,000 per month, to provide financial, accounting, and management services to the Company. The term of the Management Agreement is renewable on an annual basis subject to earlier termination in accordance with the agreement. The Company also pays Chase a base amount of $2,000 per month for the services of Mr. DeMare as the Company's Chief Financial Officer.

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

         During the fiscal year ended May 31, 2007, and the period from June 1, 2007 to November 30, 2007, the Company was billed by Chase $76,850 and $46,175, respectively.

         See "Item 6. Directors, Senior Management and Employees - Employees."

2. Pursuant to a Consulting Agreement between Mr. Oleg Kim and the Company's subsidiary BMC dated November 23, 2005 (the "Kim Agreement"), Oleg Kim provides consulting services to BMC. The term of the Kim Agreement was initially for a period of one year, subject to earlier termination in accordance with the agreement. If not terminated, the Kim Agreement will be renewed for successive one year periods at the end of the initial term of the agreement. The Kim Agreement has been renewed annually since its inception.

         During the fiscal year ended May 31, 2007, and the period from June 1, 2007 to November 30, 2007, the Company has been billed a total of US$ 36,000 and US$18,000, respectively, by Mr. Kim.

         See "Item 6. Directors, Senior Management and Employees-Compensation."

3. Pursuant to a Consulting Agreement between Mr. William Tafuri and the Company dated December 1, 2005 (the "Tafuri Agreement"), Dr. Tafuri serves as the Vice-President of Exploration and Director of Operations, Asia for the Company. The term of the Tafuri Agreement was for a period of one year, subject to earlier termination in accordance with the agreement. If not terminated, the Tafuri Agreement will be renewed for successive one year periods at the end of the initial term of the agreement. The Tafuri Agreement has been renewed annually since its inception.

         During the fiscal year ended May 31, 2007, and the period from June 1, 2007 to November 30, 2007, the Company has been billed a total of US$ 105,000 and US$ 52,500, respectively, by Dr. Tafuri.

         See "Item 6. Directors, Senior Management and Employees-Compensation."

4. Mr. James Harris is associated with the law firm of James L. Harris Law Corporation, a firm which provides legal services to the Company. Mr. Harris is the corporate secretary and a shareholder of the Company. During the fiscal year ended May 31, 2007, and the period from June 1, 2007 to November 30, 2007, James L. Harris Law Corporation billed $83,278 and $103,001 to the Company, respectively.

5. Pursuant to the Lakehead Agreement dated September 1, 2007, the Company, through Lakehead, retains the services of Douglas Turnbull to act as President and CEO of the Company. The term of the Lakehead Agreement is for a period of two years expiring on August 31, 2009, subject to earlier termination in accordance with the agreement. Lakehead is a private corporation owned by Mr. Turnbull. Under the Lakehead Agreement, Mr. Turnbull has agreed to spend approximately 90% of his working hours for the Company. In consideration for the services provided by Mr. Turnbull to the Company, the Company pays Lakehead a fee of $12,500 per month from July 1, 2007, which is subject to review annually. In the event that the agreement is terminated by the Company without cause the Company must pay Lakehead a lump sum equal to twelve times the monthly fee.

         Management believes the arrangement with Lakehead is fair to the Company and similar to terms which could be obtained from unrelated third parties.

         During the fiscal year ended May 31, 2007, and the period from June 1, 2007 to November 30, 2007, the Company has been billed a total of $82,975 and $74,500, respectively, by Lakehead for Mr. Turnbull's services.

         See "Item 6. Directors, Senior Management and Employees-Compensation."

6. In August of 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for the Company to acquire the remaining 62.5% interest in the Bulakashu Property that it had not acquired to date. The other requirement was the issuance of 375,000 shares to the vendor, which the Company has now issued. Kantanna is owned by Mr. Oleg Kim, an officer and director of the Company. See "Item 4. Information on the Company-History and Development of the Company."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

Except as described below, no director, officer or promoter or other member of management of the Company, or any associate or affiliate of any such person, is or has been indebted to the Company.

During the Company's last completed financial year ended May 31, 2007, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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

Certain of the directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the BCBCA, and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

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

The following table identifies the name of each director of the Company and any company, other than the Company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:


----------------------------------------------------------------------------------------------------------------
DIRECTOR              NAME OF REPORTING ISSUER           CAPACITY                       TERM
----------------------------------------------------------------------------------------------------------------

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



----------------------------------------------------------------------------------------------------------------
DIRECTOR              NAME OF REPORTING ISSUER           CAPACITY                       TERM
----------------------------------------------------------------------------------------------------------------

                      Atlas Minerals Corp.               Director                       April 2006 to present
                      Enterprise Oil Limited             Director                       April 2007 to present
                      GGL Diamonds Corp.                 Director                       May 1989 to present
                      GeoPetro Resources Company         Director                       March 2006 to present
                      Golden Peaks Resources Ltd.        Director                       January 1992 to present
                      Gold Point Energy Corp.            Director                       August 2003 to present
                                                         CFO                            June 2005 to present
                      Halo Resources Ltd.                Director                       January 1996 to present
                                                         CFO                            February 2005 to present
                      Lariat Energy Ltd.                 Director                       April 2003 to present
                      Lumex Ventures Inc.                Director, President, CEO       January 2007 to present
                                                         and CFO
                      Mawson Resources Limited           Director                       March 2004 to present
                      Mirasol Resources Ltd.             Director                       August 2005 to present
                      Rochester Resources Ltd.           Director                       January 2007 to present
                      Salazar Resources Ltd.             Director                       June 1988 to present
                      Sinchao Metals Corp.               Director                       December 2006 to present
                      Tinka Resources Limited            Director                       October 2002 to present
                      Tumi Resources Limited             Director                       January 2001 to present
                      Valor Ventures Inc.                CFO and Secretary              March 2007 to present

Brian McEwen          Buffalo Gold Ltd.                  Director                       June 2006 to present
                      Dynasty Gold Corp.                 Director                       June 2005 to present
                      Kinbauri Gold Corp.                Director                       July 2007 to present

There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor's investment decision except as described in this section.

Except for the Lakehead Agreement, the Kim Agreement, the Tafuri Agreement and the Danilov Agreement, the Company and/or its subsidiaries do not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company's business. See "Item 6. Directors, Senior Management and Employees - Compensation."


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

Description of Financial Statements                                     Page
----------------------------------------------                      -----------
Audited Consolidated Financial Statements for
   the Years Ended May 31, 2007, 2006 and 2005.                     F-1 to F-27

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


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

Price History

The TSX-V classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSX-V's premier tier and is reserved for the TSX-V's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSX-V are Tier 2 companies. The Company trades on the TSX-V under the symbol "CTM" and was upgraded to a Tier 1 company on July 17, 2007.

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

                  TSX VENTURE EXCHANGE - STOCK TRADING ACTIVITY

                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                     VOLUME                   HIGH            LOW
                                                    ------------   ------------
May 31, 2007                 12,270,865             $1.92              $0.43
May 31, 2006                  5,212,610             $1.53              $0.50
May 31, 2005 (1)                181,441             $0.35              $0.21
May 31, 2004                  1,057,971             $0.13              $0.03
May 31, 2003 (2)                 11,966             $0.16              $0.02

(1) Trading in the Company's shares was halted on February 26, 2005 to allow for the announcement of the acquisition of 724 BC. The shares resumed trading on August 22, 2005.
(2) Trading in the Company's shares was halted on December 21, 2001 to allow for the announcement of a proposed acquisition which was not proceeded with. The shares resumed trading on January 13, 2003.

                                                           SALES PRICE
                                                    ---------------------------
QUARTER ENDED                  VOLUME                   HIGH            LOW
                                                    ------------   ------------
August 31, 2007               8,956,233                $1.75           $0.70
May 31, 2007                  7,595,428                $1.92           $0.71
February 28, 2007             3,025,835                $1.15           $0.54
November 30, 2006             1,018,202                $0.75           $0.43
August 31, 2006                 631,400                $1.35           $0.65
May 31, 2006                  2,194,722                $1.53           $0.95
February 28, 2004             1,459,926                $1.40           $0.85
November 30, 2005             1,484,212                $1.18           $0.55
August 31, 2005(1)               73,750                $0.59           $0.50

(1) Trading in the Company's shares was halted on February 26, 2005 to allow for the announcement of the acquisition of 724 BC. The shares resumed trading on August 22, 2005.

                                                           SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
October 31, 2007              3,044,793                $1.36           $1.04
September 30, 2007            7,171,866                $1.25           $0.94
August 31, 2007               2,978,085                $1.12           $0.70
July 31, 2007                 1,513,783                $1.21           $0.91
June 30, 2007                 4,464,365                $1.75           $1.15
May 31, 2007                  4,172,113                $1.92           $1.21

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

                   OTC BULLETIN BOARD - STOCK TRADING ACTIVITY

                                                          SALES PRICE (US$)
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2007                    315,308                $1.95           $0.35
May 31, 2006                    102,640                $1.95           $0.06
May 31, 2005                      6,000                $0.205          $0.06
May 31, 2004                     28,000                $0.10           $0.05
May 31, 2003                      3,263                $0.60           $0.04


                                                          SALES PRICE (US$)
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
August 31, 2007                 857,520                $1.69           $0.75
May 31, 2006                    171,300                $1.51           $0.45
February 29, 2007                43,610                $0.68           $0.35
November 30, 2006                25,612                $0.62           $0.35
August 31, 2006                  74,786                $1.95           $0.60
May 31, 2006                     16,000                $1.95           $0.94
February 29, 2006                30,300                $1.11           $0.37
November 30, 2005                50,840                $1.01           $0.15
August 31, 2005                   5,500                $0.20           $0.06


                                                          SALES PRICE (US$)
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
October 31, 2007              1,489,630                $1.41           $1.05
September 30, 2007            1,301,784                $1.30           $1.05
August 31, 2007                 127,100                $1.04           $0.75
July 31, 2007                   205,610                $1.20           $0.88
June 30, 2007                   524,810                $1.69           $1.08
May 31, 2007                     32,100                $1.51           $1.24

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

                FRANKFURT STOCK EXCHANGE - STOCK TRADING ACTIVITY

On November 9, 2005, the Company's common shares were approved for quotation on the Frankfurt Stock Exchange ("FSE") under the symbol "C8M". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the FSE system for the periods indicated.

                                                          BID PRICE (EURO)
                                                    ---------------------------
YEAR ENDED                     VOLUME                   HIGH            LOW
                                                    ------------   ------------
May 31, 2007                Not available               1.29            0.29
May 31, 2006(1)               1,407,238                 1.05            0.54

(1) The Company's common stock commenced trading on the Frankfurt Exchange on November 9, 2005.


                                                          BID PRICE (EURO)
                                                    ---------------------------
QUARTER ENDED                  VOLUME                   HIGH            LOW
                                                    ------------   ------------
November 30, 2007             7,900,791                 0.87            0.63
August 31, 2007             Not available               1.21            0.48
May 31, 2007                Not available               1.29            0.42
February 28, 2007           Not available               0.78            0.29
November 30, 2006           Not available               0.47            0.29
August 31, 2006                  68,815                 0.92            0.45
May 31, 2006                    394,111                 1.05            0.69
February 28, 2006               992,727                 1.04            0.61
November 30, 2005                20,400                 0.84            0.54


                                                          BID PRICE (EURO)
                                                    ---------------------------
MONTH ENDED                    VOLUME                   HIGH            LOW
                                                    ------------   ------------
November 30, 2007             1,307,269                 0.81            0.40
October 31, 2007              1,274,281                 0.94            0.80
September 30, 2007            5,319,241                 0.87            0.69
August 31, 2007               1,248,381                 0.76            0.49
July 31, 2007               Not available               0.83            0.64
June 30, 2007               Not available               1.21            0.82
May 31, 2007                Not available               1.29            0.87


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

On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act, as amended (the "BCBCA"), and repealed the British Columbia Company Act (the "BC Company Act"). The BCBCA removes many of the restrictions contained in the BC Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital, as well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

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

         F. INDEMNIFICATION.

                  The Articles provide for indemnification of the Company's officers and directors.

         G. AMENDMENT OF ARTICLES.

                  The Articles may be amended by the directors so long as such amendment does not affect the rights attached to shares.

Description of Common Shares

The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Notice of Articles.

Of the Company's unlimited share capital, a total of 53,837,457 common shares were issued and outstanding as of November 30, 2007.

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

Material Contracts

The following is a listing of contracts material to the business of the Company, which were not entered into in the ordinary course of business, during the two years preceding the date of this annual report:

(1) In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property and entered into the Kantanna Option. As a result, BMC transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna. Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company. Consequently, BMC held an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly held the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company. See "Item 4. Information on the Company-History and Development of the Company."

         In August 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for the Company to acquire the remaining 62.5% interest in the Bulakashu Property that it had not acquired to date. The other requirement was the issuance of 375,000 shares to the vendor, which the Company has now been issued. Thus the Company acquired the remaining 62.5% interest in the Bulakashu Property and now owns the entire Property. See "Item 4. Information on the Company-History and Development of the Company."

(2) Pursuant to the Kim Agreement between the Company's subsidiary BMC and Oleg Kim dated November 23, 2005, BMC has retained Mr. Kim to act as its General Director effective as of December 1, 2005. The term of the

         Kim Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement. The Kim Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Mr. Kim agreed to spend approximately fifty percent of his working hours working for BMC. In consideration for the services provided by Mr. Kim to BMC, BMC pays Mr. Kim a base salary of $36,000 annually. See "Item 6. Directors, Senior Management and Employees - Compensation."

(3) Pursuant to the Tafuri Agreement between the Company and William Tafuri dated December 1, 2005, the Company has retained Dr. Tafuri to act as its Vice-President of Exploration and Director of Operations, Asia effective as of December 1, 2005. The term of the Tafuri Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement. The Tafuri Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Dr. Tafuri agreed to spend approximately 100% percent of his working hours working for the Company. In consideration for the services provided by Dr. Tafuri to the Company, the Company pays Dr. Tafuri a base salary of US $8,750 monthly. See "Item 6. Directors, Senior Management and Employees - Compensation."

(4) Pursuant to the Danilov Agreement between the Company's subsidiary Centrasia Kazakhstan and Vladimir Danilov dated January 31, 2006,
         Centrasia Kazakhstan has retained Mr. Danilov to act as its General Director effective as of February 1, 2006. The term of the Danilov Agreement was for an initial period of one year expiring on February 1, 2007, subject to earlier termination in accordance with the agreement. The Danilov Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Mr. Danilov agreed to spend approximately fifty percent of his working hours working for Centrasia Kazakhstan. In consideration for the services provided by Mr. Danilov to Centrasia Kazakhstan, Centrasia Kazakhstan pays Mr. Danilov a base salary of $36,000 annually. See "Item 6. Directors, Senior Management and Employees - Compensation."

(5) On May 26, 2006, the Company entered into the Kazakhstan MOU to acquire a 90% interest two base metal properties located in Kazakhstan for cash in the amount of US $8,500,000. However, the Company terminated the Kazakhstan MOU on July 12, 2006, after it was unable to reach acceptable terms for the proposed acquisition. . See "Item 4. Information on the Company-History and Development of the Company."

(6) On August 25, 2006, the Company and BMC entered into the Turgeldy Agreement with Eurasian and Altyn Minerals to acquire an option to purchase a 100% interest in the Turgeldy Property from Eurasian. Terms of the Turgeldy Agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for the Turgeldy Option to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company had up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. On February 21, 2007, the Company terminated its option to acquire a 100% interest in the Turgeldy property. See "Item 4. Information on the Company-History and Development of the Company."

(7) On May 11, 2007, the Company, its wholly-owned subsidiary, Magellan Holdings (BVI) Corp. and Stargate entered into the Share Purchase Agreement whereby the Company agreed to purchase 100% of the issued and outstanding shares of RPI under the RPIM Acquisition. The Share Purchase Agreement was amended on June 8, 2007, June 22, 2007, July 11, 2007 and July 13, 2007, respectively, and the acquisition was completed on July 24, 2007. See "Item 4. Information on the Company-History and Development of the Company."

(8) Pursuant to the Lakehead Agreement, by and among the Company, Lakehead and Douglas Turnbull dated September 1, 2007, the Company has retained Lakehead to provide management services to the Company, to include the services of Douglas Turnbull as President of the Company. Lakehead is a private corporation owned by Mr. Turnbull. Pursuant to the Lakehead Agreement, Mr. Turnbull has agreed to spend approximately ninety percent of his working hours, or up to 36 hours per week, working for the Company. In consideration for the services provided by Lakehead, the Company will pay Lakehead $12,500 per month. The Lakehead Agreement expires August 31, 2009, subject to earlier termination provisions for cause, in accordance with the agreement. In the event that the Lakehead Agreement is terminated by the Company without cause, the Company will provide Lakehead with a lump sum payment of twelve times the monthly fee. See "Item 6. Directors, Senior Management and Employees - Compensation."

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

QEF ELECTION
--------------------------------------------------------------------------------

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

SECTION 1291 RULES
--------------------------------------------------------------------------------

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

MARK-TO-MARKET ELECTION
--------------------------------------------------------------------------------

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


ITEM 15.  CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Turnbull, the Company's President and Chief Executive Officer, and Mr. DeMare, the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2007. Based upon that evaluation, Messrs. Turnbull and DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended May 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

Audit Fees

For the fiscal years ended May 31, 2007 and 2006, the Company's principal accountant billed the Company $35,000 and $5,545, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

For the fiscal years ended May 31, 2007 and 2006, the Company's principal accountant billed $nil and $16,400, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

Tax Fees

For the fiscal years ended May 31, 2007 and 2006, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

All Other Fees

For the fiscal years ended May 31, 2007 and 2006, the Company's principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above, which included discussions and consultations on the accounting and audit implications of the proposed Centrasia Acquisition.

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

To the best of the Company's knowledge, no more than fifty percent of the hours expended on the auditors' engagement to audit the Company's financial statements for the fiscal year ended May 31, 2007 were attributed to work performed by persons other than the auditor's full-time, permanent employees.


ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS.
--------------------------------------------------------------------------------

During the fiscal year ended May 31, 2007, there were no purchases made by or on behalf of the Company or an "affiliated purchaser" (as defined in Rule 10b-18(a)(3) adopted under the Securities Exchange Act of 1934), including any officer or director of the Company, of shares or other units of the Company's common shares



                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See attached pages F-1 through F-27.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

      EXHIBIT
       NUMBER     DESCRIPTION
     --------     -----------

         1.1      Certificate of Continuation and Notice of Articles (1)

         1.2      Notice of Alteration - Form 11 (2)

         1.3      Articles (4)

         4.1      Stock Option Plan 2005, as amended November 21, 2007

         4.2 Surplus Security Escrow Agreement among Baradero Resources Limited, Computershare Investor Services Inc., Douglas Turnbull, Cary Pinkowski, Gregory Crowe, Lindsay Bottomer, James Harris, William J. Tafuri, and Robin Merrifield dated September 12, 2005 (2)

         4.3 Value Security Escrow Agreement among Baradero Resources Limited, Computershare Investor Services Inc., Douglas Turnbull, Gregory Crowe, Lindsay Bottomer, James Harris, and Marsa Gold Corp. dated September 12, 2005. (2)

         4.4      Management   Agreement   between  Chase  Management  Ltd.  and
                  Centrasia Mining Corp. dated September 14, 2005 (2)

      EXHIBIT
       NUMBER     DESCRIPTION
     --------     -----------

         4.5 Consulting Agreement between Bulakashu Mining Company Ltd. and Oleg Kim dated November 23, 2005 (4)

         4.6      Consulting   Agreement  between  Centrasia  Mining  Corp.  and
                  William Tafuri dated December 1, 2005 (4)

         4.7 Option Agreement between Bulakashu Mining Company Ltd., Marsa Gold Corp., Magellan Gold (BVI) Inc., Centrasia Mining Corp. and Kantanna Company Limited dated January 6, 2006 (3)

         4.8 Share Purchase Agreement by and among Centrasia Mining Corp., its wholly-owned subsidiary, Magellan Holdings (BVI) Corp. and Stargate Solutions Ltd. ("Stargate") dated May 11, 2007 (as amended on June 8, 2007, June 22, 2007, July 11, 2007 and July 13, 2007, respectively)

         4.9 Escrow Agreement by and among Centrasia Mining Corp., Computershare Investor Services Inc., Stargate Solutions Ltd., AGA Management Ltd. and DBM Capital Partners Limited dated June 28, 2007

         4.10 Amending Agreement between Centrasia Mining Corp. and Kantanna Company Limited dated August 17, 2007

         4.11 Management Services Agreement dated September 1, 2007 by and among Centrasia Mining Corp., Lakehead Geological Services Inc., and Douglas Turnbull

         8.1      List of Subsidiaries

         12.1     Certification of Douglas Turnbull Pursuant to Rule 13a-14(a)

         12.2     Certification of Nick DeMare Pursuant to Rule 13a-14(a)

         13.1     Certification  of  Douglas  Turnbull  Pursuant  to  18  U.S.C.
                  Section 1350

         13.2     Certification  of Nick DeMare  Pursuant  to 18 U.S.C.  Section
                  1350

         15.1     Property Location Maps

(1) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on December 3, 2004. File Number 0-30920.
(2) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on October 28, 2005. File Number 0-30920.
(3) Previously filed as an attachment to the Company's Form 6-K dated October 23, 2006, filed with the Securities and Exchange Commission on October 24, 2006. File Number 0-30920.
(4) Previously filed as an exhibit to the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission on December 1, 2006. File Number 0-30920.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            CENTRASIA MINING CORP.


Dated:  December 14, 2007                   /s/   Douglas Turnbull
                                            ------------------------------------
                                            Douglas Turnbull, President
                                            Chief Executive Officer and Director

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005

            (Expressed in Canadian dollars, unless otherwise stated)

--------------------------------------------------------------------------------
DAVIDSON & COMPANY LLP               A Partnership of Incorporated Professionals
--------------------------------------------------------------------------------
                   Chartered Accountants
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Centrasia Mining Corp.

We have audited the consolidated balance sheets of Centrasia Mining Corp. as at May 31, 2007 and 2006 and the consolidated statements of operations, deficit and cash flows for the years ended May 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and cash flows for the years ended May 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.


                                                /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                                   Chartered Accountants

December 12, 2007


                COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
                            U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated December 12, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                                   Chartered Accountants

December 12, 2007


                          A Member of SC INTERNATIONAL
                          ============================
          1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre,
                         Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)



                                                       2007            2006
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                  3,581,199       1,256,758
Amounts receivable                                       52,025          14,378
Prepaids                                                 89,262          36,927
                                                   ------------    ------------
                                                      3,722,486       1,308,063

DEFERRED ACQUISITION COSTS (Note 4)                     403,975               -

EQUIPMENT (Note 5)                                      224,857         142,975

UNPROVEN MINERAL INTERESTS (Note 6)                   1,491,844         803,386
                                                   ------------    ------------
                                                      5,843,162       2,254,424
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                341,115         155,054
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                                8,490,285       3,490,004

CONTRIBUTED SURPLUS (Note 10)                           625,900         187,435

DEFICIT                                              (3,614,138)     (1,578,069)
                                                   ------------    ------------
                                                      5,502,047       2,099,370
                                                   ------------    ------------
                                                      5,843,162       2,254,424
                                                   ============    ============


NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 17)


APPROVED BY THE DIRECTORS

/s/ Douglas Turnbull    , Director
------------------------
/s/ Nick DeMare         , Director
------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)



                                                       2007            2006            2005
                                                         $               $               $

EXPENSES

Accounting and administrative                            76,850          62,358               -
Amortization                                             46,518          14,435               -
Audit                                                    16,455          36,563          12,000
Corporate development                                    92,263          60,655               -
General exploration                                      23,865               -               -
Interest on indebtedness                                      -          11,532          25,062
Investor relations                                       28,300          16,250               -
Legal                                                    63,021          93,785          38,198
Management fees                                          46,214          67,438          45,500
Office                                                  122,561          63,439          17,792
Professional fees                                       224,382         151,170           9,514
Property due diligence (Note 7)                          99,242         170,217               -
Regulatory fees                                          11,942          12,555           2,449
Rent                                                     50,706          30,474           9,640
Salaries and benefits                                   238,980          75,193               -
Shareholder costs                                         4,039           1,542               -
Stock-based compensation (Note 9)                       503,400         137,250               -
Transfer agent                                           16,326          18,646               -
Travel                                                  284,729         170,984           2,478
                                                   ------------    ------------    ------------
                                                      1,949,793       1,194,486         162,633
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (1,949,793)     (1,194,486)       (162,633)
                                                   ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                42,993          19,455               -
Foreign exchange                                        (76,908)        (31,636)          1,167
Write-off of unproven mineral interests (Note 6(b))     (52,361)              -               -
                                                   ------------    ------------    ------------
                                                        (86,276)        (12,181)          1,167
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (2,036,069)     (1,206,667)       (161,466)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.10)         $(0.10)         $(0.11)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                            19,576,880      12,518,011       1,469,962
                                                   ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                       CONSOLIDATED STATEMENTS OF DEFICIT
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)




                                                       2007            2006            2005
                                                         $               $               $

DEFICIT - BEGINNING OF YEAR                          (1,578,069)       (237,369)        (75,903)

Net liabilities assumed at time of
   recapitalization (Note 3)                                  -        (134,033)              -
                                                   ------------    ------------    ------------
                                                     (1,578,069)       (371,402)        (75,903)

LOSS FOR THE YEAR                                    (2,036,069)     (1,206,667)       (161,466)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (3,614,138)     (1,578,069)       (237,369)
                                                   ============    ============    ============










              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)





                                                       2007            2006            2005
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (2,036,069)     (1,206,667)       (161,466)
Adjustments for items not involving cash
Amortization                                             46,518          14,435               -
Accrued interest on indebtedness                              -               -          25,062
Accrued management services                                   -               -          10,000
Write-off of unproven mineral interests                  52,361               -               -
Property due diligence                                        -         133,164               -
Stock-based compensation                                503,400         137,250               -
                                                   ------------    ------------    ------------
                                                     (1,433,790)       (921,818)       (126,404)
Decrease (increase) in amounts receivable               (37,647)         10,136          (1,329)
Increase in prepaids                                    (52,335)        (31,674)         (4,504)
Increase in accounts payable and
   accrued liabilities                                   59,145          26,132          46,976
                                                   ------------    ------------    ------------
                                                     (1,464,627)       (917,224)        (85,261)
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to equipment                                 (128,400)       (147,899)              -
Additions to unproven mineral interests                (395,319)       (203,988)              -
Deferred acquisition costs                             (277,059)              -               -
Advance                                                       -        (133,164)              -
Cash assumed on recapitalization and acquisition              -         404,139               -
Amounts incurred or advanced to
    BMC prior to recapitalization                             -         (93,178)       (268,346)
                                                   ------------    ------------    ------------
                                                       (800,778)       (174,090)       (268,346)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             4,664,078       2,478,521           3,732
Issuance of preferred shares                                  -               -             634
Share issue costs                                       (74,232)       (219,443)              -
Advances and promissory note prior
   to recapitalization                                        -          84,485          25,000
Indebtedness                                                  -         (18,125)        335,689
                                                   ------------    ------------    ------------
                                                      4,589,846       2,325,438         365,055
                                                   ------------    ------------    ------------
INCREASE IN CASH FOR THE YEAR                         2,324,441       1,234,124          11,448

CASH - BEGINNING OF YEAR                              1,256,758          22,634          11,186
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                    3,581,199       1,256,758          22,634
                                                   ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION - Note 15


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



1.       NATURE OF OPERATIONS

         The Company's principal business activity is the sourcing, exploration and development of mineral properties in the Kyrgyz Republic and Russia. See also Note 3.

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

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

         See also Note 17.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 16.

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries,0724000 B.C. Ltd. ("724 BC"), a company continued into the Province of British Columbia, Magellan Holdings (BVI) Corp. ("Magellan Holdings") and Magellan Gold (BVI) Inc. ("Magellan Gold"), both incorporated under the laws of the British Virgin Islands, Centrasia Mining Kazakhstan, a company formed under the laws of the Republic of Kazakhstan and Bulakashu Mining Company Ltd. ("BMC"), a company formed under the laws of the Kyrgyz Republic. Inter-company balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the estimation of stock-based compensation, the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and the related rates of depletion and amortization. Actual results could differ from these estimates.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



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

         ASSET RETIREMENT OBLIGATIONS

         The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

         Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived assets.

         As at May 31, 2007 and 2006, the Company does not have any significant asset retirement obligations.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

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

         COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform to the current year's presentation.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         RECENT ACCOUNTING PRONOUNCEMENTS

         CICA Handbook Section 1530: "Comprehensive Income", effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

         CICA Handbook Section 3251: "Equity", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

         CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other compre-hensive income until these assets are no longer included on the balance sheet.

         CICA Handbook Section 1506: "Accounting Changes" ("CICA 1506"), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosures requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

         The Company will be required to adopt the above new accounting procedures for its fiscal period beginning June 1, 2007. The adoption of these new pronouncements is not expected to have an effect on the Company's financial position or results of operations.


3.       RECAPITALIZATION AND ACQUISITION

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 724 BC and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis (the "724 BC
         Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         724 BC's principal asset was an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. ("Marsa"), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north central part of the Kyrgyz Republic, (the "Bulakashu Gold Property"). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property, as described in Note 6(a). The Company also agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the 724 BC Acquisition.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



3. RECAPITALIZATION AND ACQUISITION (continued)

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

         On September 14, 2005 (the "Effective Date"), the Company completed all of the transactions contemplated under the 724 BC Acquisition and:

         (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC;

         (ii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash;

         (iii) issued 233,338 common shares in respect of a finder's fee for the 724 BC Acquisition; and

         (iv) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

         724 BC also acquired effective control of BMC on the Effective Date.

         The completion of the 724 BC Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company's issued and outstanding common shares. Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the 724 BC Acquisition has been treated for accounting purposes as a recapitalization. In accounting for this transaction:

         (i) 724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book value;

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

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



3.       RECAPITALIZATION AND ACQUISITION (continued)

         On completion of the 724 BC Acquisition 724 BC also acquired effective control of BMC. On the date of the 724 BC Acquisition 724 BC had advanced a total amount of $399,905 towards the Marsa Option. This acquisition was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of BMC have been recorded at their fair values, as follows:
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
                                                                   ============


4.       PROPOSED ACQUISITION

         On May 11, 2007, the Company, Magellan Holdings and Stargate Solutions Ltd. (the "Vendor") entered into a share purchase agreement (the "Share Purchase Agreement") whereby the Company has agreed, subject to regulatory approval, to purchase 100% of the issued and outstanding shares of R.P.I.M. Minerals Ltd., (the "RPIM Acquisition") a Cyprus company incorporated solely to hold a 100% interest in the shares of ZAO Rudprominvest ("RPI"). The consideration payable by the Company to the Vendor under the Share Purchase Agreement is:

         i) an aggregate US $12,500,000, of which US $6,000,000 is payable on closing (the "Closing"), US $5,000,000 is payable on the first anniversary of Closing, and US $1,500,000 is payable on the second anniversary of Closing; and
         ii) issuance of 12,500,000 common shares of the Company to be issued on Closing.

         RPI owns three nickel-copper sulphide properties in Russia.

         The Company has also agreed to pay DBM Capital Partners Ltd. ("DBM") a finder's fee of US $625,000 cash and 625,000 common shares. The share portion of the finder's fee and US $300,000 of the cash fee is payable on Closing. The balance of the cash finder's fee will be payable as the Company makes the balance of the payments for the RPIM Acquisition.

         As at May 31, 2007, the Company has paid a $226,860 (US $200,000) non-refundable deposit to the Vendor, paid $14,257 (US $12,472) in advances to DBM and incurred a total of $162,858 for due diligence and professional fees. These amounts have been recorded by the Company as deferred acquisition costs and will be included in the cost of the acquisition when completed.

         See also Note 17(b).

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



5.       EQUIPMENT
                                                       2007            2006
                                                         $               $
         Mobile and field equipment                     232,532         121,951
         Office furniture and equipment                  53,278          35,459
                                                   ------------    ------------
                                                        285,810         157,410
         Less accumulated amortization                  (60,953)        (14,435)
                                                   ------------    ------------
                                                        224,857         142,975
                                                   ============    ============


6.       UNPROVEN MINERAL INTERESTS

                                                       2007                                     2006
                                    ----------------------------------------  ----------------------------------------
                                     ACQUISITION   EXPLORATION                 ACQUISITION   EXPLORATION
                                        COSTS     EXPENDITURES      TOTAL         COSTS     EXPENDITURES      TOTAL
                                          $             $             $             $             $             $

         Bulakashu Gold Property         853,338       437,687     1,291,025       645,838      133,654        779,492
         Eastern Sary Jaz                 96,000       104,413       200,414             -       23,894         23,894
         Other                                 -           405           405             -            -              -
                                    ------------  ------------  ------------  ------------  ------------  ------------
                                         949,338       542,506     1,491,844       645,838      157,548        803,386
                                    ============  ============  ============  ============  ============  ============

         (a)      Bulakashu Gold Property and Eastern Sary Jaz Property

                  On September 24, 2004 and amended July 8, 2005, the Company entered into the Marsa Option with Marsa whereby Marsa granted an option to the Company to acquire a 100% interest in BMC. BMC's sole assets were its unproven mineral interests located in the Kyrgyz Republic. In November 2005, Marsa arranged for the recording of an exploration license on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic, in BMC.

                  On January 6, 2006, the Company, Magellan Gold, BMC and Marsa entered into an option agreement (the "Bulakashu Option
                  Agreement"), replacing the Marsa Option, whereby BMC transferred its ownership interest in the Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited ("Kantanna"). As a result BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option, and directly holds the exploration licenses on the Eastern Sary Jaz Property. During fiscal 2007, the Company issued 200,000 common shares, at a fair value of $96,000, to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.

                  On December 14, 2006, the Bulakashu Option Agreement was modified to extend the timing of certain of the Commitments. In order to exercise the Bulakashu Option Agreement in full, the Company has made cash payments totalling US $120,000 and is required to issue 1,025,000 common shares as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of US $2,200,000 and $200,000, as follows:

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



6.       UNPROVEN MINERAL INTERESTS (continued)

                                                   SHARE
                  DATE                           ISSUANCES                 COMMITMENTS
                                                                   ----------------------------
                                                                       US $              $

                  Signing of agreements                   -             110,000               -
                  Closing of acquisition            200,000(issued)           -               -
                  December 31, 2005                       -                   -         200,000
                  January 2, 2006                   200,000(issued)           -               -
                  December 31, 2006                 250,000(issued)     200,000               -
                  December 31, 2007                 375,000           1,140,000               -
                  December 31, 2008                       -             750,000               -
                                               ------------        ------------    ------------
                                                  1,025,000           2,200,000         200,000
                                               ============        ============    ============

                  Marsa and Kantanna are private corporations owned by a director of the Company.

                  See also Note 17(c).

         (b)      Turgeldy Property

                  On August 25, 2006, the Company entered into a property and option agreement (the "Turgeldy Option") to acquire a 100% interest in all rights and title to the Turgeldy (the "Turgeldy Property"), subject to a 1% net smelter royalty to the optionor. The Turgeldy Property is located immediately north of and is contiguous with the Eastern Sary Jaz Property. Under the terms of the Turgeldy Option the Company has issued 60,000 common shares, at a fair value of $42,000, and had until February 25, 2007, to exercise the Turgeldy Option by payment of US $30,000 and issuance of an additional 90,000 common shares. During fiscal 2007, the Company has withdrawn from the Turgeldy Option and, accordingly, has written-off $52,361 in costs.


7.       PROPERTY DUE DILIGENCE

         During fiscal 2006, the Company actively reviewed potential mineral property acquisitions in Central Asia. In May 2006, the Company entered into a memorandum of understanding with respect to a mineral property in Kazakhstan. The Company advanced $133,164 (US $120,000) under a loan agreement for costs incurred on the property while the Company continued formal negotiations. The Company was unsuccessful in its formal negotiations and, in July 2006, terminated negotiations to acquire the property. During fiscal 2006, the Company wrote-off the $133,164 advance as part of its due diligence costs to reflect the uncertainty of collection of the advance. The Company is actively attempting to seek repayment of the advance.

         During fiscal 2007, the Company incurred additional due diligence costs of $99,242.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



8.       SHARE CAPITAL

         (a)      Authorized Capital:

                  The  Company's   authorized  capital  stock  is  comprised  of
                  unlimited common shares without par value.

                  The authorized capital stock of 724 BC is comprised of 100,000,000 common shares with par value of US$0.001 per share and 100,000,000 preferred shares with par value of US$0.001 per share.

         (b)      Issued and allotted:

                                                                                                    ADDITIONAL
                                                                                                      PAID-IN
                                                                     NUMBER OF       PAR VALUE        CAPITAL          TOTAL
                                                                      SHARES             $               $               $

         COMMON SHARES

         Balance, May 31, 2004                                              100               1               -               1
                                                                   ------------    ------------    ------------    ------------
         Issued for cash                                                600,000             746           2,986           3,732
         Issued for services (Note 11)                                2,000,000           2,432           9,568          12,000
         Share exchange from preferred shares                         1,100,000           1,475           5,903           7,378
                                                                   ------------    ------------    ------------    ------------
                                                                      3,700,000           4,653          18,457          23,110
                                                                   ------------    ------------    ------------    ------------
         Balance, May 31, 2005                                        3,700,100           4,654          18,457          23,111
                                                                   ------------    ------------    ------------    ------------
         Adjustment of shares to reflect shares
            of the legal parent at time of recapitalization           2,101,523               -               -               -
         Adjustment                                                           -          18,457         (18,457)              -
         Issued for cash
            Private placement                                         4,375,000         875,000               -         875,000
            Offering                                                  3,076,923       2,000,000               -       2,000,000
            Exercise of warrants                                        246,603         140,100               -         140,100
            Exercise of agent's option                                  126,974          91,421               -          91,421
         Reallocation from contributed surplus
            on exercise of agent's option                                     -          19,046               -          19,046
         Issued for agent's commission                                  198,556         129,061               -         129,061
         Issued for corporate finance fee                               100,000          65,000               -          65,000
         Issued for unproven mineral interests (Note 6)                 400,000         230,000               -         230,000
         Issued for 724 BC indebtedness (Note 3)                      2,000,000         400,000               -         400,000
         Issued for finder's fee (Note 3)                               233,338          46,668               -          46,668
                                                                   ------------    ------------    ------------    ------------
                                                                     12,858,917       4,014,753         (18,457)       3,996,296
         Share issue costs incurred on recapitalization                       -        (233,672)              -        (233,672)
         Share issue costs on private placement and offering                  -        (295,731)              -        (295,731)
                                                                   ------------    ------------    ------------    ------------
                                                                     12,858,917       3,485,350         (18,457)      3,466,893
                                                                   ------------    ------------    ------------    ------------
         Balance, May 31, 2006                                       16,559,017       3,490,004               -       3,490,004
                                                                   ------------    ------------    ------------    ------------

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



8.       SHARE CAPITAL (continued)


                                                                                                    ADDITIONAL
                                                                                                      PAID-IN
                                                                     NUMBER OF       PAR VALUE        CAPITAL          TOTAL
                                                                      SHARES             $               $               $


         Balance, May 31, 2006                                       16,559,017       3,490,004               -       3,490,004
                                                                   ------------    ------------    ------------    ------------
         Issued for cash
            Private placement                                         4,000,000       2,000,000               -       2,000,000
            Exercise of options                                          50,000          10,000               -          10,000
            Exercise of warrants                                      4,674,145       2,523,962               -       2,523,962
            Exercise of agent's option                                  180,718         130,116               -         130,116
         Reallocation from contributed surplus
            on exercise of stock options                                      -          14,750               -          14,750
         Reallocation from contributed surplus
           on exercise of agent's option                                      -          50,185               -          50,185
         Issued for unproven mineral interests (Note 6)                 510,000         345,500               -         345,500
         Issued for finder's fee                                        113,750          56,875               -          56,875
                                                                   ------------    ------------    ------------    ------------
                                                                      9,528,613       5,131,388               -       5,131,388
         Share issue costs on private placement                               -        (131,107)              -        (131,107)
                                                                   ------------    ------------    ------------    ------------
                                                                      9,528,613       5,000,281               -       5,000,281
                                                                   ------------    ------------    ------------    ------------
         Balance, May 31, 2007                                       26,087,630       8,490,285               -       8,490,285
                                                                   ============    ============    ============    ============

         PREFERRED SHARES

         Balance, May 31, 2004                                        1,000,000           1,348           5,396           6,744
                                                                   ------------    ------------    ------------    ------------
         Issued for cash                                                100,000             127             507             634
         Share exchange for common shares                            (1,100,000)         (1,475)         (5,903)         (7,378)
                                                                   ------------    ------------    ------------    ------------
                                                                     (1,000,000)         (1,348)         (5,396)         (6,744)
                                                                   ------------    ------------    ------------    ------------
         Balance, May 31, 2005, 2006 and 2007                                 -               -               -               -
                                                                   ============    ============    ============    ============

         (c) During fiscal 2007, the Company completed a non-brokered private placement of 4,000,000 units at a price of $0.50 per unit, for gross proceeds of $2,000,000. Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at a price of $0.75 per share on or before June 20, 2008.

                  The Company has paid $56,875 in cash and issued 113,750 units, at a fair value of $56,875 as finders' fees. The units issued have the same terms as the units issued under the private placement. The Company also incurred $17,357 costs in legal and filing fees associated with the private placement.

                  2,120,000 units were purchased by a director or a company of which a director is a principal.

         (d)      During fiscal 2006, the Company:

                  i) completed the recapitalization with 724 BC and issued 3,700,100 common shares of its share capital for 100% of the issued and outstanding common shares of 724 BC (Note 3);

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



8.       SHARE CAPITAL (continued)

                  ii) completed a non-brokered private placement and issued 4,375,000 units, for total gross proceeds of $875,000. Each unit comprised one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007;

                  iii) issued 1,900,000 Centrasia Units and 100,000 common shares of the Company on the settlement of $400,000 of indebtedness. Each Centrasia Unit comprised one common share and one warrant with the same terms as the warrants described in Note 7(b)(ii); and

                  iv) completed a short form offering (the "Offering") of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds. Each unit comprised one common share and one transferable warrant. Two warrants entitled the holder to acquire an additional common share at a price of $0.78 per share on or before April 28, 2007.

                           The Company paid the agent a commission of $150,000, of which $20,939 was paid in cash and $129,061 was paid through the issuance of 198,556 units, a $7,500 administration fee and a corporate finance fee of 100,000 units at a fair value of $65,000. The Company also issued options to the agent entitling it to acquire 307,692 units at a price of $0.72 per unit, for a period of 18 months. The units issued to the agent have the same term as the units issued under the Offering. The fair value of the agent's option have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 79%; a risk-free interest rate of 3.19%; and an expected life of nine months. The value assigned to the agent's option was $69,231.

                           During fiscal 2006, the agent exercised the option to acquire 126,974 units and, in fiscal 2007, exercised the option to acquire the remaining 180,718 units.

         (e) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2007 and 2006 and the changes for fiscal 2007 and fiscal 2006 is as follows:


                                                                2007                          2006
                                                    ---------------------------   ---------------------------
                                                                     WEIGHTED                      WEIGHTED
                                                                      AVERAGE                       AVERAGE
                                                                     EXERCISE                      EXERCISE
                                                       NUMBER          PRICE         NUMBER          PRICE
                                                                         $                             $

                  Balance, beginning of year           7,779,623        0.48                 -         -
                  Issued                               2,147,234        0.75         8,026,226        0.48
                  Exercised                           (4,674,145)       0.54          (246,603)       0.57
                  Expired                                (26,750)       0.78                 -         -
                                                    ------------                  ------------
                  Balance, end of year                 5,225,962        0.54         7,779,623        0.48
                                                    ============                  ============

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



8.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2007:

                                        EXERCISE
                      NUMBER              PRICE               EXPIRY DATE
                                            $

                     3,186,587             0.40               September 14, 2007
                     2,039,375             0.75               June 20, 2008
                  ------------
                     5,225,962
                  ============


         (f) As at May 31, 2007, an aggregate 3,338,173 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

         (g)      See also Note 17.


9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a stock option plan (the "Plan") which allows the Company to grant a maximum number of 3,274,000 stock options.

         During fiscal 2007, the Company granted 965,000 (2006 - 2,435,000) stock options to the Company's directors, employees and consultants. The stock options vest over 18 months and the Company recorded compensation expense of $503,400 (2006 - $137,250) on the vested portions.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2007 and 2006:

                                                  2007                 2006

         Risk-free interest rate              3.97% - 4.08%            3.21%
         Estimated volatility                   76% - 82%               79%
         Expected life                           5 years             2.5 years
         Expected dividend yield                   0%                   0%

         The weighted average fair value of stock options granted during the year to the Company's directors, employees and consultants was $0.45 (2006 - $0.10) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at May 31, 2007 and 2006 and the changes for fiscal 2007 and 2006 is as follows:


                                                 2007                          2006
                                     ---------------------------   ---------------------------
                                                      WEIGHTED                      WEIGHTED
                                                       AVERAGE                       AVERAGE
                                        OPTIONS       EXERCISE        OPTIONS       EXERCISE
                                      OUTSTANDING       PRICE       OUTSTANDING       PRICE
                                                          $                             $

         Balance, beginning of year     2,435,000        0.22                 -           -
         Granted                          965,000        0.80         2,435,000        0.22
         Exercised                        (50,000)       0.20                 -           -
         Cancelled / Expired             (100,000)       0.79                 -           -
                                     ------------                  ------------
         Balance, end of year           3,250,000        0.38         2,435,000        0.22
                                     ============                  ============

         The Company has also agreed, subject to Company shareholder approval, to grant stock options to certain directors of the Company and consultants to purchase 500,000 common shares, at prices ranging between $0.60 and $1.71 per share, for a term of five years. As at May 31, 2007, the Company has not yet obtained Company shareholder approval.

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2007:

           NUMBER           NUMBER        EXERCISE
         OUTSTANDING     EXERCISABLE        PRICE            EXPIRY DATE
                                              $

          2,285,000        2,285,000         0.20            September 14, 2010
            200,000          100,000         1.15            February 8, 2011
            100,000           50,000         0.73            February 17, 2011
            665,000          332,500         0.70            September 14, 2011
         ----------       ----------
          3,250,000        2,767,500
         ==========       ==========

         See also Note 17(d).


10.      CONTRIBUTED SURPLUS

         A summary of the Company's contributed surplus at May 31, 2007 and 2006, and the changes for fiscal 2007 and fiscal 2006 is as follows:


                                                                       2007           2006
                                                                         $              $

         Balance, beginning of year                                     187,435              -

            Stock-based compensation on stock options (Note 9)          503,400        137,250
            Stock-based compensation on agent's option                        -         69,231
            Stock options exercised                                     (14,750)             -
            Agent's options exercised                                   (50,185)       (19,046)
                                                                   ------------   ------------
         Balance, end of year                                           625,900        187,435
                                                                   ============   ============

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



11.      RELATED PARTY TRANSACTIONS

         The Company has incurred fees to its directors and officers or corporations controlled by its directors or officers, as follows:

                                                       2007            2006            2005
                                                         $               $               $

         Management fees                                 82,975          80,500          60,000
         Legal                                           66,393         112,695          25,819
         Accounting and administrative                   76,850          86,458               -
         Professional fees                              183,209         167,592          58,026
                                                   ------------    ------------    ------------
                                                        409,427         447,245         143,845
                                                   ============     ===========    ============

         Management fees have either been expensed to operations or capitalized to unproven mineral interests, deferred amounts or share issue costs, based on the nature of the expenditure.

         As at May 31, 2007,  $86,758 (2006 - $76,688;  2005 - $88,755) remained
         outstanding   and  was   included  in  accounts   payable  and  accrued
         liabilities.

         During fiscal 2005, the Company issued 2,000,000 common shares to the President of the Company in satisfaction of $12,000 of services.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

         See also Notes 6(a) and 8(c).


12.      INCOME TAXES

         Future income tax assets and liabilities of the Company as at May 31, 2007 and 2006 are as follows:
                                                        2007           2006
                                                          $              $

         Future income tax assets

         Loss carry forwards                            926,000         476,000
         Other                                          145,000         154,800
                                                   ------------    ------------
                                                      1,071,000         630,800
         Valuation allowance                         (1,071,000)       (630,800)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



12.      INCOME TAXES (continued)

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes as follows:

                                                                       2007            2006            2005
                                                                         $               $               $

         Income tax rate reconciliation

         Combined federal and provincial income tax rate                 34.12%          34.12%          35.62%
                                                                   ============    ============    ============

         Expected income tax recovery                                   718,500         411,700          57,600
         Non-deductible stock-based compensation                       (177,600)        (46,800)              -
         Other                                                           21,400          34,200               -
         Unrecognized benefit of income tax losses                     (562,300)       (399,100)        (57,600)
                                                                   ------------    ------------    ------------
         Actual income tax recovery                                           -               -               -
                                                                   ============    ============    ============

         As at May 31, 2007, the Company has non-capital losses of approximately $3.1 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2008 through 2027.


13.      SEGMENTED INFORMATION

         The Company operates solely within the mineral exploration industry. The Company's capital assets are located geographically as follows:


                                                 2007                          2006
                                     ---------------------------   ---------------------------
                                                      UNPROVEN                      UNPROVEN
                                                       MINERAL                       MINERAL
                                       EQUIPMENT      INTERESTS      EQUIPMENT      INTERESTS
                                           $              $              $              $

         Canada                             5,120              -          7,912              -
         Kyrgyz Republic                  219,737      1,491,844        135,063        803,386
                                     ------------   ------------   ------------   ------------
                                          224,857      1,491,844        142,975        803,386
                                     ============   ============   ============   ============


14.      FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)

15.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities conducted by the Company are as follows:


                                                                       2007            2006            2005
                                                                         $               $               $

         Financing activities

         Common shares issued for subscriptions previously
            received, mineral properties and indebtedness               345,500       1,258,000           7,378
         Common shares issued for finder's fees, corporate
            finance fee and agent's commission                          121,810         240,729               -
         Common shares issued for services rendered                           -               -          12,000
         Preferred shares exchanged for common shares                         -               -          (7,378)
         Contributed surplus for agent's options and warrants           (64,935)         69,231               -
         Share issue costs from common shares issued and
            agent's option                                              (56,875)       (309,960)              -
         Indebtedness exchanged for common shares                             -        (400,000)              -
         Subscriptions received previously exchanged for
            common shares                                                     -        (628,000)              -
                                                                   ------------    ------------    ------------
                                                                        345,500         230,000          12,000
                                                                   ============    ============    ============
         Investing activities

         Deferred acquisition costs included in accounts payable       (126,916)              -               -
         Common shares issued for unproven mineral interests           (345,500)       (230,000)        (38,381)
                                                                   ------------    ------------    ------------
                                                                       (472,416)       (230,000)        (38,381)
                                                                   ============    ============    ============
         Operating activities

         Services rendered                                                    -               -         (12,000)
         Increase in accounts payable and accrued liabilities           126,916               -          38,381
                                                                   ------------    ------------    ------------
                                                                        126,916               -          26,381
                                                                   ============    ============    ============

         Other supplemental cash flow information:
                                                                       2007            2006            2005
                                                                         $               $               $

         Interest paid in cash                                                -          37,975               -
                                                                   ============    ============    ============
         Income taxes paid in cash                                            -               -               -
                                                                   ============    ============    ============

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                  CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       2007            2006            2005
                                                                         $               $               $


                  Loss under Canadian GAAP                           (2,036,069)     (1,206,667)       (161,466)
                  Unproven mineral interests expensed                  (384,958)       (429,774)              -
                                                                   ------------    ------------    ------------
                  Loss under US GAAP                                 (2,421,027)     (1,636,441)       (161,466)
                                                                   ============    ============    ============

                  Loss per share under US GAAP                            (0.12)          (0.13)          (0.11)
                                                                   ============    ============    ============

                  CONSOLIDATED BALANCE SHEETS
                                                                                       2007            2006
                                                                                         $               $
                  SHAREHOLDERS' EQUITY

                  Balance per Canadian GAAP                                           5,502,047       2,099,370
                  Unproven mineral interests expensed                                  (814,732)       (429,774)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                 4,687,315       1,669,596
                                                                                   ============    ============

                  UNPROVEN MINERAL INTERESTS

                  Balance per Canadian GAAP                                           1,491,844         803,386
                  Expensed under US GAAP                                               (814,732)       (429,774)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                   677,112         373,612
                                                                                   ============    ============

                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                       2007            2006            2005
                                                                         $               $               $

                  OPERATING ACTIVITIES

                  Cash used per Canadian GAAP                        (1,464,627)       (917,224)        (85,261)
                  Unproven mineral interests                           (395,319)       (157,548)              -
                                                                   ------------    ------------    ------------
                  Cash used per US GAAP                              (1,859,946)     (1,074,772)        (85,261)
                                                                   ============    ============    ============
                  INVESTING ACTIVITIES

                  Cash used provided by per Canadian GAAP              (800,778)       (174,090)       (268,346)
                  Unproven mineral interests                            395,319         157,548               -
                                                                   ------------    ------------    ------------
                  Cash used per US GAAP                                (405,459)        (16,542)       (268,346)
                                                                   ============    ============    ============

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)


16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Unproven Mineral Interests

                  Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes the Company follows the provisions of EITF 04-02 "Whether Mineral Rights are Tangible or Intangible Assets" which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

         (b)      Stock-Based Compensation

                  Effective June 1, 2006, the Company adopted SFAS No. 123 (revised), "Share-Based Payment" ("SFAS 123(R)"), utilizing the modified prospective approach. The impact of adopting this standard did not materially affect the Company's consolidated financial position, results of operations or cash flows because the Company previously applied the fair value based method of accounting for stock options prescribed by SFAS 123, "Accounting for Stock-Based Compensation".

                  Under SFAS 123 the Company used the fair value based method of accounting for stock-based employee compensation. The Company's results for the year ended May 31, 2007 were not significantly affected as a result of adopting SFAS 123(R) on June 1, 2006.

                  Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note
                  2. Accordingly, there is no difference between Canadian GAAP and US GAAP on the accounting for stock- based compensation for the years ended May 31, 2007, 2006 and 2005.

         (c)      Recent Accounting Pronouncements

                  United States Pronouncements

                  In July 2006, the FASB issued Financial Instrument No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; require certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of the new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Any cumulative effect will be recorded as an adjustment to the opening accumulated deficit balance, or other appropriate component of equity. The Company is currently evaluating the effect of SFAS 157 will have on the Company's consolidated financial position and results of operations.

                  In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. The Company is currently evaluating the impact of SFAS 159 on its consolidated financial statements and is currently not yet in a position to determine such effects.


17.      SUBSEQUENT EVENTS

         (a) On July 10, 2007, the Company completed a brokered private placement of 10,500,000 subscription receipts (the "Subscription Receipts") at $1.20 per Subscription Receipt for gross proceeds of $12,600,000. Each Subscription Receipt was subsequently exchanged, without additional consideration, for one common share of the Company and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.70 per share on or before July 10, 2010. The Company has paid the agents $945,000 cash and issued 840,000 warrants as commission. Each warrant entitles the agents to acquire one common share at a price of $1.50 per share on or before July 24, 2009. The Company also paid a corporate finance fee of 100,000 common shares and issued 100,000 warrants, with each warrant entitling the agent to purchase one common share at a price of $1.70 per share on or before July 10, 2010.

         (b) On July 24, 2007, the Company completed the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares of the Company to the Vendor. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares to DBM.

                  The Company also issued 82,615 common shares to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI.

         (c)      On August 17, 2007,  the Company and Kantanna  entered into an amending agreement pursuant to which the Company issued 375,000 common shares of the Company to Kantanna and Kantanna agreed to forego the aggregate US $1,890,000 remaining Commitments to acquire the remaining 62.5% interest in the Bulakashu Gold Property. The Company now owns a 100% interest in the Bulakashu Gold Property.

                             CENTRASIA MINING CORP.
                         (an Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



17.      SUBSEQUENT EVENTS (continued)

         (d)      Subsequent to May 31, 2007, the Company:

                  i) increased the number of shares issuable on the exercise of options under the Plan by 7,503,000 shares, from 3,274,000 shares to 10,777,000 shares. The Company subsequently granted stock options to officers, directors and employees of the Company and consultants to acquire 3,080,000 common shares at a price of $1.20 for a term of five years; and

                  ii) issued 3,517,212 common shares of the Company on the exercise of warrants for $1,522,604, and 50,000 common shares on the exercise of stock options for $10,000.

                                                                      SCHEDULE I

                             CENTRASIA MINING CORP.
               CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                    FOR THE YEARS ENDED MAY 31, 2007 AND 2006



                                                      2007                                         2006
                               -------------------------------------------------   ------------------------------------
                                              EASTERN                                             EASTERN
                                BULAKASHU    SARY JAZ       OTHER        TOTAL      BULAKASHU    SARY JAZ       TOTAL
                                    $            $            $            $            $            $            $

BALANCE - BEGINNING OF YEAR       779,492       23,894            -      803,386            -            -            -
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
EXPENDITURES DURING THE YEAR

EXPLORATION COSTS

Consultants                             -            -            -            -        1,644            -        1,644
Drilling                           69,765            -            -       69,765            -            -            -
Exploration site costs              5,801        4,646        1,063       11,510       10,815            -       10,815
Field supplies                      1,370          356           97        1,823          873            -          873
Fuel                               38,358        1,493          443       40,294       12,951            -       12,951
Geological                         16,799        4,380          686       21,865       49,268       23,894       73,162
Geophysics                         42,210            -            -       42,210       13,333            -       13,333
Laboratory and sampling            36,833        7,907        1,510       46,250        9,552            -        9,552
Mapping                             8,188        5,672            -       13,860            -            -            -
Repair and maintenance              3,672            -            -        3,672        1,245            -        1,245
Salaries and benefits              71,200       55,147        6,350      132,697       30,071            -       30,071
Travel                              9,837          919          617       11,373        3,902            -        3,902
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  304,033       80,520       10,766      395,319      133,654       23,894      157,548
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS

Option payment                          -            -            -            -       46,440            -       46,440
Acquisition of BMC                      -            -            -            -      369,398            -      369,398
Issuance of common shares         207,500       96,000       42,000      345,500      230,000            -      230,000
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  207,500       96,000       42,000      345,500      645,838            -      645,838
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  511,533      176,520       52,766      740,819      779,492       23,894      803,386
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE BEFORE WRITE-OFF        1,291,025      200,414       52,766    1,544,205      779,492       23,894      803,386

WRITE-OFF                               -            -      (52,361)     (52,361)           -            -            -
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE - END OF YEAR           1,291,025      200,414          405    1,491,844      779,492       23,894      803,386
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========
