Form 20-F
period 2008-05-31
KOLA MINING CORP.
filed 2008-12-15
CIK 1123267

United States
Securities and Exchange Commission
Washington, DC 20549

Form 20-F

(Mark one)
[   ]              Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]              Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended May 31, 2008

or

[   ]              Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

or

[   ]              Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-30920

Kola Mining Corp.
(Exact name of Registrant as specified in its charter)

Kola Mining Corp.
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

#598, 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Igor Kovarsky, (604) 688-4110, Suite 598, 999 Canada Place, Vancouver, B.C. Canada V6E 4N7
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  53,837,457 Common Shares as of May 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes                      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes                      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes                      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                  Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐                                           International Financial Reporting Standards as issuedOther ☒
By the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☒ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   ☐ Yes☒ No

General Information:

Unless otherwise indicated, all references herein are to Canadian dollars.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) (“NI 43-101”) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000.  These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada.  These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the “SEC”).  Under these guidelines, the CIM definitions of proven and probable reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC (“Guide 7”).  In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

GLOSSARY

The following is a glossary of some of the terms used in the mineral exploration industry and referenced herein:

Ag	silver

andesite	a dark colored, fine grained volcanic rock.

Au	gold

breccia	rock comprised of large angular fragments suspended in a fine grained mineral.

carbonaceous shale	a fine grained, sedimentary rock that has a significant carbon content.

chalcopyrite	a very common mineral, copper iron sulfide, occurring in brass-yellow crystals or masses; copper pyrite.

chloritization	an alteration process where pre-existing minerals are replaced by chlorite.

contained metal	total measurable metal in pounds estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.

Cu	copper

Cut-off grade	the lowest grade of mineralization that qualifies as ore in a resource calculation

Devonian	a period of time in the Paleozoic era covering a time period between 400 and 345 million years ago.

diorite	an intrusive igneous rock largely comprised of feldspar, hornblende, pyroxene and quartz.

feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.

fuchsite	a bright green chromium rich mica mineral.

g	grams

g/t	grams per tonne.

granodiorite	an intrusive igneous rock comprised largely of quartz, feldspar, biotite and hornblende.

greenschist facies	a term used to describe rocks that have undergone low grade metamorphism associated with a temperature range between 300 and 500 degrees Celsius.

greenstone	a general term used to describe any dark green color metamorphosed igneous rock.

igneous	a rock that has solidified from molten or partly molten rock material.

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

infill drilling program	a series of drill holes that have been laid out to intersect the untested areas between two previously drilled holes.

intrusive rock	a general term used to describe an igneous rock body that has intruded pre-existing rock and solidified without breaching the earth’s surface.

km	Kilometer

m	Meter

mafic	a term used to describe igneous rocks comprised of dark colored iron and magnesium rich minerals.

magma	mobile, molten rock material.

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

mineral resource
(NI 43-101 definition) a body of mineralized material which has not yet been determined to be ore, and the potential for mining of which has not yet been determined; categorized as possible, probable and proven, according to the degree of certainty with which their grade and tonnage are known; sometimes referred to as a “geological resource” or “mineral inventory”.

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

proven mineral reserve
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

quartz	a rock-forming mineral of silica and oxygen, often found in veins also.

reserve	(SEC Guide 7 definition) that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

schist	any of a class of crystalline metamorphic rocks whose constituent mineral grains have a more or less parallel or foliated arrangement.

silicification	an alteration process of pre existing rock involving the introduction of or replacement by fine grained silica.

Silurian	a period of time in the Paleozoic era covering a time period between 440 and 400 million years ago.

stockwork	a metalliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped.

sulphidization	an ore forming process where sulfur from an external source is introduced into pre existing rock or magma and bonds with metallic elements forming metallic sulphide minerals.

tonne	metric tonne (2,204.6 pounds).

unconformity	a substantial break or gap in the geologic record where a rock is overlain by another that is not the next unit in a continuous stratigraphic succession.

vein	a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

Forward Looking Statements

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC.  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change.  See “Item 3.  Key Information - Risk Factors”.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  As a result, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report.  Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statement include, without limitation:
•	overall economic and business conditions in Russia;
•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
•	the success of exploration and development activities;

•	decreases in the market price of nickel or copper;
•	the occurrence of labor disruptions;
•	availability, terms and deployment of capital or credit;
•	changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights;
•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and
•	political instability in Russia.

The Company disclaims any obligation to update forward looking statements.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

Selected Financial Data

The selected financial data of the Company for the years ended May 31, 2008, 2007, 2006, and 2005, was derived from the financial statements of the Company which have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5.  Operating and Financial Review and Prospects.”

Reference is made to Note 16 of the Company’s consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles (“GAAP”) and US GAAP, and their effect on the Company’s financial statements.

On September 14, 2005, the Company completed the acquisition of all of the issued and outstanding common shares of 0724000 B.C. Ltd. (“724 BC”) in exchange for common shares of the Company on a one-for-one basis, along with other transactions.  On completion of the acquisition of 724 BC, the former shareholders of 724 BC became the majority shareholders of the combined Company.  Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the acquisition has been treated for accounting purposes as a recapitalization.  In accounting for this transaction:

i)	724 BC is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheets at their historical book value;

ii)	Control of the net assets of the Company was acquired on September 14, 2005. The transaction has been accounted for as a purchase of the assets and liabilities of the Company by 724 BC; and

iii)
The consolidated statements of operations and deficit and cash flows for the year ended May 31, 2006, include 724 BC’s results of operations and cash flows for the year ended May 31, 2006, and the Company’s results of operations and cash flows from September 14, 2005.  The comparative figures for the year ended May 31, 2005 and period from February 4, 2004 (the date of incorporation of 724 BC) to May 31, 2004, and as at May 31, 2005 and 2004, are those of 724 BC.

	Year Ended May 31, 2008	Year Ended May 31, 2007	Year Ended May 31, 2006	Year Ended May 31, 2005	Period From February 4, 2004 to May 31, 2004
Interest and Other Income	$133,131	$42,993	$19,455	Nil	Nil
General and Administrative Expenses	$4,102,354	$1,949,793	$1,194,486	$162,633	$75,974
Loss From Continuing Operations	$(6,586,225)	$(2,036,069)	$(1,206,667)	$(161,466)	$(75,903)
Net Loss	$(6,586,225)	$(2,036,069)	$(1,206,667)	$(161,466)	$(75,903)
Total Assets	$41,611,457	$5,843,162	$2,254,424	$335,943	$11,935
Net Assets (Deficiency)	$26,562,749	$5,502,047	$2,099,370	$(214,258)	$(69,158)
Capital Stock	$34,327,986	$8,490,285	$3,490,004	$23,111	$1,349
Contributed Surplus	$2,435,126	$625,900	$187,435	Nil	$5,396
Weighted Average Number of Shares	49,745,306	19,576,880	12,518,011	1,469,962	32
Dividends per Share	Nil	Nil	Nil	Nil	Nil
Basic and Fully Diluted Loss Per Share from Continuing Operations	$(0.13)	$(0.10)	$(0.10)	$(0.11)	$(2,371.97)
Loss Per Share	$(0.13)	$(0.10)	$(0.10)	$(0.11)	$(2,371.97)

Adjustment to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP.  Canadian GAAP differs in certain material respects from US GAAP.  The material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

Consolidated Statements of Operations
	2008	2007	2006	2005
	$	$	$	$
Loss under Canadian GAAP	(6,586,225)	(2,036,069)	(1,206,667)	(161,466)
Unproven mineral interests expensed	(3,869,684)	(384,958)	(429,774)	-
Net loss under US GAAP	(10,455,909)	(2,421,027)	(1,636,441)	(161,466)

Loss per share under US GAAP	(0.21)	(0.12)	(0.13)	(0.11)

Consolidated Balance Sheets
	2008	2007	2006
	$	$	$
Shareholders’ equity

Balance per Canadian GAAP	26,562,749	5,502,047	2,099,370
Unproven mineral interests expensed	(4,684,416)	(814,732)	(429,774)
Balance per US GAAP	21,878,333	4,687,315	1,669,596

Unproven mineral interests

Balance per Canadian GAAP	40,037,414	1,491,844	803,386
Expensed under US GAAP	(4,684,416)	(814,732)	(429,774)
Balance per US GAAP	35,352,998	677,112	373,612

Consolidated Statements of Cash Flows
	2008	2007	2006	2005
	$	$	$	$
Operating activities

Cash used per Canadian GAAP	(2,625,750)	(1,464,627)	(917,224)	(85,261)
Unproven mineral interests	(5,676,409)	(395,319)	(157,548)	-
Cash used per US GAAP	(8,302,159)	(1,859,946)	(1,074,772)	(85,261)

Investing activities

Cash used by per Canadian GAAP	(12,653,519)	(800,778)	(174,090)	(268,346)
Unproven mineral interests	5,676,409	395,319	157,548	-
Cash used per US GAAP	(6,977,110)	(405,459)	(16,542)	(268,346)

Unproven Mineral Interests

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP.  For US GAAP purposes the Company follows the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  The Company expenses, as incurred, the exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

Income Taxes

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”).  This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company adopted the provisions of FIN 48 on June 1, 2007 and the adoption of this policy did not result in an adjustment to the Company’s consolidated financial statements.

Recent Accounting Pronouncements

United States Pronouncements

In September 2006, the FASB issued SFAS No. 157, AFair Value Measurements@ (ASFAS 157@). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosures about fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  Any cumulative effect will be recorded as an adjustment to the opening accumulated deficit balance, or other appropriate component of equity.  The Company is currently evaluating the effect SFAS 157 will have on the Company=s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, AThe Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115@ (ASFAS 159@), which permits entities to choose to measure many financial instruments and certain other items at fair value.  The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates.  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  Adoption is required for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of SFAS 159 on its consolidated financial statements and is currently not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.  This statement amends FASB 128, “Earnings per Share”; the calculation of the earnings per share amounts in consolidated financial statements will continue to be based on amounts attributable to the parent.  SFAS 160 is effective for fiscal years beginning after December 31, 2008.  The Company is currently evaluating the impact of SFAS 160 on its consolidated financial position and results of operations.

In December 2007, FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determine what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination.  The effective date of SFAS 141 is December 15, 2008.  The Company is currently evaluating the impact of SFAS 141 on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, ADisclosures About Derivative Instruments and Hedging Activities - An Amendment of SFAS 133@.  SFAS 161 requires enhanced disclosures about an entity=s derivative and hedging activities to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretation, and (c) how derivative instruments and related hedged items affected an entity=s financial position, financial performance, and cash flows.  SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The adoption of SFAS 161 is not expected to have an effect on the Company=s financial statements.

In May 2008, the FASB issued SFAS 162, AThe Hierarchy of Generally Accepted Accounting Principles@.  SFAS 162 sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP.  Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC=s approval of the PCAOB=s amendments to their auditing standards.  The adoption of SFAS 162 is not expected to have an effect on the Company=s financial statements.

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2008, 2007, 2006 and 2005 and the period from February 4, 2004 (the date of incorporation of 724 BC) to May 31, 2004.

Period	Average

June 1, 2007 - May 31, 2008	0.9892
June 1, 2006 - May 31, 2007	0.8839
June 1, 2005 - May 31, 2006	0.8581
June 1, 2004 - May 31, 2005	0.7984
February 4, 2004 - May 31, 2004	0.7424

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended November 30, 2008.

Month	High	Low
November 2008	0.8694	0.7782
October 2008	0.9428	0.7727
September 2008	0.9673	0.9262
August 2008	0.9755	0.9366
July 2008	0.9982	0.9746
June 2008	0.9989	0.9726

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on December 1, 2008 reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CAD $.8084 (US $1.00 = CAD$1.237).

Risk Factors

The Company has limited financial resources and if the Company is unable to secure additional funding, the Company may fail.

The Company has limited financial resources, no revenues, and has no assurance that additional funding will be available to it.  As of August 31, 2008, the Company had working capital of $2,351,642.  As of the date of this annual report, the Company had not yet finalized its exploration budget for the next 12 months, pending a review of all of its costs, projects and overhead.  While the Company plans to take measures to reduce its operating costs, the Company will need to raise significant funding to meet its anticipated expenditures and ongoing costs.  In addition, the Company will need to raise further funds based upon the results of the exploration programs or if the Company acquires any additional properties.

The only significant source of funds presently available to the Company is the sale of its equity capital, and possibly the sale of its Kyrgyz assets.  There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

The Company’s consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

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

The Company’s operations are not, and may not be, diversified and, as such, the Company may be subject to fluctuations in the business or industry in which the Company may operate.

The Company’s inability to diversify its activities into a number of areas may subject it to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with its operations.

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

The trading volume of the Company’s common shares fluctuates and investors may not be able to re-sell their shares.

To date, the trading volume of the Company’s shares of common stock on the Over-the-Counter Bulletin Board system, the Frankfurt Stock Exchange Open Market and the TSX Venture Exchange (the “TSX-V”) has fluctuated and has been limited at times.  Therefore, persons purchasing shares of the Company’s common stock may not be able to resell the shares and may have to hold the shares indefinitely.  In addition, purchasers may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.

If the Company issues shares or options to its officers, directors or key employees, or if the Company obtains funding through the sale of additional common shares, the shareholders will experience dilution.

The Company has granted to some or all of its directors, officers, insiders and key employees options to purchase the Company’s common shares as non-cash incentives to those employees.  In the future, the Company may grant additional options and such options may be granted at exercise prices equal to market prices, or at prices as allowed under the policies of the TSX-V, when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The price of the Company’s common shares is subject to market fluctuations and volatility which may not be related to the Company’s activities and such fluctuations may impact the Company’s ability to complete equity financings.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares fluctuated from a high of $0.78 to a low of $0.05 during the 12-month period ending November 30, 2008.  Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

The Company is dependent upon its management and the loss of any of its management and/or if the Company is unable to recruit additional managers could negatively impact the Company’s ability to continue its activities.

The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its management.  The loss of services of any of its management could have a material adverse effect on the Company.  Except for the Employment Agreement with Igor Kovarsky, the Management Agreement with Chase Management Ltd. (“Chase”), the Consulting Agreement between Mr. Oleg Kim and BMC, and the Consulting Agreement between Mr. Vladimir Danilov and Centrasia Kazakhstan, the Company and/or its subsidiaries has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future.  See “Item 6. Directors, Senior Management and Employees – Compensation.” The Company has not obtained key-man life insurance on any of its officers or directors.  Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals could adversely affect development of the Company’s business and its likelihood of continuing operations.

It is uncertain whether any of the property interests owned or optioned by the Company will contain “reserves”; therefore, it is possible that the funds spent by the Company on its exploration activities will be lost.

All of the Company’s property interests are in the exploration stage and do not contain any “reserves”, as that term is defined in Guide 7 adopted by the SEC.  The term “reserves” is defined in Guide 7 as “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.” Guide 7 is available from the SEC’s website at:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  The probability of an individual prospect ever having reserves that meet the requirements of Guide 7 is extremely remote.  The Company’s property interests, in all probability, may not contain any reserves and any funds spent on exploration of the Company’s property interests may be lost.  If any of the Company’s exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

Exploration for minerals on the Company’s projects are subject to significant risks which could increase the costs of exploration and could cause the Company to delay or abandon its projects.

The Company’s exploration projects are without known commercial ore bodies.  Continued exploration of the Company’s projects depends on satisfactory exploration results.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  The long-term profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company’s control.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also “Au”), silver (also “Ag”) and other metals including but not limited to nickel (also “Ni”) and copper (also “Cu”), any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will continue to rely upon consultants and others for exploration and, if required, development expertise. If any of the Company’s exploration property interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis.  The economics of developing gold, silver, nickel, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Exploration activities are subject to many risks, including economic risks, which may cause the Company’s activities to be uneconomic and the Company may not have sufficient experience to adequately conduct its proposed activities.

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

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in mining activities and the conduct of exploration programs and the advancement of a property beyond the exploration stage.  The Company has limited experience in the conducting development programs and advancing properties beyond the exploration stage.  The Company has relied and may continue to rely upon consultants for expertise. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.  There are no assurances that the Company’s exploration activities will result in development or mining operations.

The Company’s foreign operations subject the Company to foreign currency fluctuations which may increase the Company’s expenses and, in the event the Company achieves profitability, reduce the Company’s profitability.

The Company’s operations in the Russian Federation make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company’s financial position and results.  The Canadian dollar and the foreign currencies vary under market conditions.  The Company’s foreign subsidiaries comprise a direct and integral extension of the Company’s operations.  The subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities.  Consequently, the functional currency of the subsidiary is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income.  The Company maintains its cash and cash equivalent amounts primarily in Canadian denominated currencies.  The Company does not currently engage in hedging activities.  See “Item 5.  Operating and Financial Review and Prospects.”

The Company’s mineral claim interests are located in foreign countries, which may prevent or delay exploration activities and could cause the Company to abandon its projects.

The Company’s mining exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment, social unrest, corporate activity and the mining business in the Russian Federation. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, extreme fluctuations in currency rates and high inflation in Central Asia and the former Soviet Union. The relevant governments have entered into contracts with the Company or granted permits or concessions that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, the Company’s ability to conduct operations or exploration and development activities is subject to renewal of permits or concessions, changes in government regulations or shifts in political attitudes beyond the Company’s control. There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, re-nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that the Company’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.

Similarly, the Company’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, labour legislation, mine safety, and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein.

With respect to the Company’s Russian properties, the current legal environment in the Russian Federation is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience. Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of the Company. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law may involve severe penalties and consequences regarded as disproportionate to the offence. Exploration for and extraction of minerals in the Russian Federation is governed by the Law on Subsoil, the Licensing Regulations, the Precious Metals Law and other laws. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil. There are uncertainties in conclusively determining all necessary information about required permits, approvals and licenses, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that the Company has complied with all applicable laws or obtained all necessary approvals in the Russian Federation. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to the Company’s investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on the Company. In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of the Company’s abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk however, of arbitrary action being taken against any of such Russian corporations, including the Company’s Russian subsidiary, RPI, due to these technical irregularities, and the result of such action could be materially adverse to RPI and the Company.  In addition, the Souker License confers upon RPI the right to explore, develop and mine the Souker Deposit and the Souker License area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Souker Property which may adversely affect RPI’s interest. RPI is taking and will continue to take all appropriate steps to protect its interest.

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations, repatriation of income and return of capital. This may affect both the Company’s ability to undertake exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore and conduct other activities on those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

The effect of all of these factors cannot be accurately predicted.  The Company does not maintain, nor does it intend to purchase, political risk insurance.

The Company’s activities are subject to governmental regulations which may subject the Company to penalties for failure to comply, may limit the Company’s ability to conduct exploration activities and could cause the Company to delay or abandon its projects.

Various regulatory requirements affect the current and future activities of the Company, including exploration activities on its properties.  Exploration activities require permits from various federal, state and local governmental authorities and are subject to laws and regulations governing, among other things, prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company.  Exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. See “Item 4. Information on the Company - Business Overview - Government Regulations.”

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

Any change in or amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties.  The cost of compliance with changes in governmental regulations has a potential to increase the Company’s expenses.

There is no automatic renewal process for the Company’s licenses in the Russian Federation.  Failure to obtain renewal of its Russian Federation  licenses will limit the Company’s ability to conduct exploration activities and could cause the Company to delay or abandon its projects.

The Company’s Souker combined production and subsoil use license, and its Tsaga and Uleeta Subsoil Use Licenses are not automatically renewable. In the Russian Federation, the rights and obligations of subsoil users arise from the date of registration of the respective Subsoil Use License (“Exploration License”) or Production and Combined Subsoil License (“Development License”).  While there is some ambiguity in the law as to the state body responsible for such registration of Exploration Licenses, the ultimate responsibility lies with the Central Federal District Regional Subsoil Use Agency (“FASU”).  Granting of Exploration Licenses will require the preliminary consent of respective land resources management bodies or landowners.

Exploration and Development Licenses are issued for a specified period of time.  Once granted, the Exploration and Development License documents provide a list of terms and annual cash payments which are based on the commodity being sought within the license area.  An Exploration or Development License can be terminated under the terms of the license or applicable law.  Russian law contains an extensive list of grounds for termination, including breach of the material terms of the license by the subsoil user. The license period of an Exploration or Development License may be extended provided that the subsoil user has complied with the original list of terms.  However, there is no guarantee that the Exploration License period will be extended.  An Exploration License does not guarantee exclusive rights to a license area and multiple Exploration Licenses may be issued for the same area of land.  Where this is the case the subsoil user relations are to be determined in the course of granting their rights to use subsoil and the respective terms are included in the licenses issued to such subsoil users.  In contrast, a Development License grants the subsoil user the exclusive rights to use the subsoil in the licensed area.

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

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration and mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The economics of mineral exploration activities are subject to various factors which could cause such activities to be uneconomic.

Mineral exploration activities, and if warranted production and production costs, and the economics of mineral products are affected by such factors as environmental permitting regulations and requirements, weather, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may also have an adverse effect on mining activities and on financial results.  There can be no assurance that small-scale laboratory tests, which recover any metals or minerals, can be duplicated in large-scale tests under on-site conditions or in production-scale operations.

The prices of metals fluctuate in the market and such fluctuations could cause certain activities to become uneconomic.

Metal prices may be unstable.  The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of it.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any metal will be such that the Company’s properties can be mined at a profit.

The Company may incur liability for certain risks against which the Company does not have insurance, which could reduce or eliminate any future profitability and negatively impact the price of the Company’s shares.

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

Some of the Company’s property interests are not in developed areas and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured.  Power is an integral requirement of any production facility on the Company’s properties.  In the event the Company is unable to obtain water or power at any of its properties, the Company may not be able to conduct exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

Exploration for minerals on the Company’s projects are subject to significant risks which could increase the costs of exploration and could cause the Company to delay or abandon its projects.

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

Certain officers and directors of the Company are officers and/or directors of, or are associated with or have significant shareholdings in, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management’s attention insofar as such opportunities may relate to the Company’s proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company’s plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis.  If the Company or the companies in which the officers and directors are affiliated with, both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity.  However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time.  See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest”.

Investors in the United States may not be able to enforce their civil liabilities against the Company or its directors and officers.

The Company is a corporation domiciled in British Columbia.  None of the Company’s officers or directors is a resident of the United States, and all or a substantial portion of the assets of non-U.S. resident officers and directors are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on the non-U.S. resident officers and directors within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its non-U.S. resident officers and directors.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:

a)	the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

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

Certain of the directors and officers of the Company reside outside of Canada.  Substantially all of the assets of the Company are located outside of Canada.  Although the Company has appointed James Harris as the Company’s agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors and officers who reside outside of Canada.  It may also not be possible to enforce against certain of the directors and officers of the Company judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

The Company does not pay dividends on its common shares; therefore, investors seeking dividend income should not purchase the common shares.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.  Additionally, the determination as to the declaration of dividends is within the discretion of the Company’s board of directors, which may never declare cash dividends on the Company’s common stock.  Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future, if at all.

The Company’s shares are subject to the SEC’s penny stock rules, which may restrict the ability of brokers to sell the Company’s common stock and may reduce the secondary market for the common stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stock”.  Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on certain automated quotation systems).  If the Company’s shares are traded for less than US $5.00 per share, as they currently are, the shares will be subject to the SEC’s penny stock rules unless (1) the Company’s net tangible assets exceed US $5,000,000 during the Company’s first three years of continuous operations or US $2,000,000 after the Company’s first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  Since the Company’s shares are traded for less than US $5.00 per share, the Company’s common stock is subject to the penny stock rules.  Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company.  These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock.  A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor’s investment.

The Company may be deemed to be a “Passive Foreign Investment Company” for U.S. tax purposes which could subject U.S. Shareholders to increased tax liability.

The Company may be deemed to be a “Passive Foreign Investment Company” (“PFIC”).  See “Item 10.  Additional Information - Taxation.” If the Company is deemed to be a PFIC, a United States holder of the Company’s common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC’s ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.

This annual report contains statements about future events and results which may not be accurate.

Statements contained in this annual report that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Item 4.  Information on the Company.

History and Development of the Company

The Company was incorporated under the British Columbia Company Act (“BC Company Act”) on December 10, 1999 under the name “Buck Ventures Ltd.”  On May 10, 2000, the Company changed its name to “QDM Ventures Ltd.”  On September 25, 2001, the Company changed its name from QDM Ventures Ltd. to “California Exploration Ltd” and changed its domicile through continuation from British Columbia to the Yukon Territory under the Business Corporations Act (Yukon) (the “YBCA”).  On June 3, 2004 the Company changed its name from California Exploration Ltd. to “Baradero Resources Limited”.  On September 14, 2005, the Company changed its name to “Centrasia Mining Corp.”  Effective March 26, 2008, the Company changed its name to “Kola Mining Corp.”

From March 2001 until March 2004, the Company’s focus was on its oil and gas interests.  In March 2004, the Company sold its interests in oil and gas properties.

On June 3, 2004, the Company completed a consolidation of its share capital on a one new share for four old shares basis.

Effective November 23, 2004, the Company continued its corporate jurisdiction from the Yukon Territory into British Columbia under the British Columbia Business Corporations Act, as amended (the “BCBCA”).  See “Item 10. Additional Information - Memorandum and Articles of Association.”

On September 14, 2005, the Company completed a recapitalization whereby it purchased all of the issued and outstanding common shares of 724 BC (the “724 BC Acquisition”) and in connection thereto:  (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares with respect of a finder’s fee; (ii) issued 1,900,000 units and 100,000 common shares in consideration of $400,000 principal of loans which have been made to 724 BC; each unit comprised one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share expiring September 14, 2007; and (iii) completed a private placement of 4,375,000 units at a price of $0.20 per unit; each unit comprised one common share of the Company and one warrant having the same terms as the warrants described above.

724 BC’s principal asset was an agreement (the “Marsa Option”) to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. (“Marsa”), a privately owned Kyrgyz company. The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometers (the “Bulakashu Gold Property”). The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property. The completion of the Acquisition and issuance of Company shares on the purchase of $400,000 of indebtedness of 724 BC resulted in the 724 BC shareholders holding the majority of the combined Company’s issued and outstanding common shares. Accordingly, the 724 BC Acquisition was treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, thereby replacing the Marsa Option.  As a result, BMC transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna Company Limited (“Kantanna”). Both Marsa and Kantanna are owned by Mr. Oleg Kim, a former director and current officer of the Company.  Consequently, BMC held an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly hold the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

In August of 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for the Company to acquire the remaining 62.5% interest in the Bulakashu Property that it had not then yet acquired. The other requirement was the issuance of 375,000 shares to the vendor, which the Company has now issued. Thus the Company acquired the remaining 62.5% interest in the Bulakashu Property and now owns the entire Bulakashu Property.

Pursuant to an Agency Agreement dated September 26, 2005 (the “Agency Agreement”) between the Company and Canaccord Capital Corporation (“Canaccord”), on October 28, 2005 the Company conducted a Short Form Offering of 3,076,923 units, for gross proceeds of $2,000,000.  Each unit consisted of one common share of the Company and one common share purchase warrant.  The warrants were subsequently exercised.

On May 26, 2006, the Company entered into a Memorandum of Understanding to acquire a 90% interest in two base metal properties located in Kazakhstan (the “Kazakhstan MOU”) for cash in the amount of US $8,500,000. However, the Company terminated the Kazakhstan MOU on July 12, 2006 after it was unable to reach acceptable terms for the proposed acquisition.

On August 25, 2006, the Company and BMC entered into an agreement with Eurasian Minerals Inc. (“Eurasian”), a British Columbia corporation, and Altyn Minerals LLC (“Altyn Minerals”), a Kyrgyz Republic corporation wholly-owned by Eurasian, to acquire an option to purchase a 100% interest in the Turgeldy Property from Eurasian (the “Turgeldy Agreement”).  Terms of the Turgeldy Agreement included an immediate payment to Eurasian of 60,000 common shares of the Company for an option (the “Turgeldy Option”) to acquire all rights and title to the Turgeldy exploration license, with Eurasian retaining a 1% Net Smelter Return royalty. The Company had up to six months from the date of signing to exercise the Turgeldy Option by making a cash payment of US $30,000 and issuing an additional 90,000 common shares to Eurasian. In the fall of 2006, Company field crews completed a preliminary mapping and sampling program at Turgeldy. The Company determined that the results from the sampling program did not warrant the exercise of the Turgeldy option and on February 21, 2007, the Company terminated its option to acquire a 100% interest in the Turgeldy property.

On May 11, 2007, the Company, its wholly-owned subsidiary, Magellan Holdings (BVI) Corp., and Stargate Solutions Ltd. (“Stargate”) entered into a share purchase agreement (as amended on June 8, 2007, June 22, 2007, July 11, 2007 and July 13, 2007, respectively, the “Share Purchase Agreement”) whereby the Company agreed to purchase 100% of the issued and outstanding shares of R.P.I.M. Minerals Ltd., a Cyprus company incorporated solely to hold a 100% interest in the shares of ZAO Rudprominvest (“RPI”) (the “RPIM Acquisition”). As a result of the RPIM Acquisition, the Company now holds a 100% interest in the Souker Property and the Uleeta and Tsaga Properties (collectively the “Russian Properties”).

The consideration paid by the Company to Stargate under the Share Purchase Agreement was:

i)
an aggregate US $12,500,000, of which US $6,000,000 was payable at closing (the “Closing”), US $5,000,000 payable on the first anniversary of Closing, and US $1,500,000 is payable on the second anniversary of Closing; and

ii)	issuance of 12,500,000 common shares of the Company to be issued on Closing.

The Company also agreed to pay DBM Capital Partners Ltd. (“DBM”) a finder’s fee of US $625,000 cash and 625,000 common shares. The share portion of the finder’s fee and US $300,000 of the cash fee was paid at Closing. The balance of the cash finder’s fee is payable as the Company makes the balance of the payments for the RPIM Acquisition.

As at May 31, 2007 the Company had advanced $226,860 (US $200,000) to RPI, paid $14,257 (US $12,472) in advances to DBM and incurred a total of $162,858 for due diligence and professional fees. These amounts were     recorded by the Company as deferred acquisition costs and were included in the cost of the RPIM Acquisition on Closing.

On July 24, 2007, the Company completed the Closing of the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares, at a fair value of $12,000,000, to Stargate. In addition, the Company paid the initial finder’s fee of US $300,000 and issued 625,000 common shares, at a fair value of $600,000, to DBM.  All of the shares issued for the RPIM Acquisition and to DBM are subject to an escrow agreement pursuant to which the shares will be released from escrow in the normal course over a period of eighteen months.

On July 10, 2007, the Company completed a private placement for $12,600,000 from the sale of 10,500,000 subscription receipts (the “Subscription Receipts”) at a price of $1.20 per Subscription Receipt. The Subscription Receipts were then released from escrow and exchanged for the issuance of 10,500,000 common shares of the Company and 5,250,000 transferable share purchase warrants. Each warrant entitles the holder to purchase one common share at a price of $1.70 until July 10, 2010.  A portion of the proceeds from this private placement was used as cash consideration for the RPIM Acquisition.

The Company also issued 82,615 common shares, at a fair value of $79,310, to a company controlled by Cary Pinkowski, a director of the Company as a bonus for providing a loan of US $500,000 to RPI prior to Closing. The loan was repaid subsequent to completion of the RPIM Acquisition.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

On July 16, 2008, the Company completed a non-brokered private placement of 33,333,334 units, at a price of $0.30 per unit, for gross proceeds of $10,000,000.  Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at $0.45 per share on or before July 15, 2010.  The Company paid a finder’s fee of $250,000 in cash and issued 833,334 common shares in respect of the private placement.

The Company’s registered office is located at Suite 300, 576 Seymour Street, Vancouver, British Columbia, V6B 3K1.  The Company’s head office is located at Suite 598, 999 Canada Place, Vancouver, British Columbia, V6C 3E1.  The contact person is Igor Kovarsky.  The telephone number is (604) 688-4110 and the facsimile number is (604) 688-4169.  The Company does not have a registered agent in the United States.

The Company’s common shares were listed on the TSX-V on October 1, 2001 and currently trade under the symbol “KM”.  Effective January 27, 2002, the Company’s common stock was approved for trading on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”) operated by the National Association of Securities Dealers.  The Company’s common shares currently trade on the OTC Bulletin Board under the symbol “KMNFF”. Effective November 18, 2005, the Company’s common stock commenced trading on the Frankfurt Stock Exchange Open Market under the symbol “C8M”.  See “Item 9. The Offer and Listing-Price History.”

Business Overview

The Company’s original goal was to identify, acquire, explore and develop oil and natural gas reserves in the Western United States. From March 2001 until March 2004, the Company focused on its oil and gas interests and conducted oil and gas operations during fiscal year 2003.  In 2004, the Company divested itself of all its oil and gas interests and as of the date of this annual report, the Company no longer holds any oil and gas interests or leases.

During the period May 2004 until March 2005, the Company assessed acquisition and joint venture opportunities in both the oil and gas and mineral extraction industries.

Properties in the Kyrgyz Republic

During the period March 2005 through August of 2007, the Company completed the 724 BC Acquisition and in a series of related transactions finalized its interests, via its subsidiary BMC, in the Bulakashu Property, the Kokjar Property, and the Eastern Sary-Jaz Property, all located in the Kyrgyz Republic.  See  “Item 4. Information on the Company - History and Development of the Company.”

BMC is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts expended by BMC in connection with the exploration of its property interests is dependent upon the discovery and exploitation of economically recoverable reserves, confirmation of BMC’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to conduct exploration activities and advance properties beyond the exploration stage, and future profitable activities on the properties or proceeds from the disposition thereof.

The Company’s main assets in the Kyrgyz Republic, via its subsidiary BMC, are:

(i)
The Bulakashu License (License No: AP 48, originally referred to as the “BMC License” in the Company’s 2005 Form 20-F filing and now referred to as the “Bulakashu License”), which permits the exploration of the Bulakashu Property.  Pursuant to the Bulakashu License, BMC obtained a license from the State Agency for Geology and Mineral Resources under the Government of the Kyrgyz Republic (“KSAG”) that provides BMC with the right to conduct geological research of basic and placer gold in the Bulakashu area of the Kyrgyz Republic, excluding the following gold alluvial placer licenses: Upper Karabulak, Lower Karabulak, Upper Tokailu and Lower Tokailu. BMC concurrently negotiated the size of the property to be explored and the terms of an exploration license agreement with the Geology Agency (the “Bulakashu License Agreement”).  The Bulakashu License Agreement is an integral part of the Bulakashu License and determines the exploration expenditures to be incurred by BMC on the Bulakashu Property and provides details of the proposed work program.

The Bulakashu  License was issued for a term until December 31, 2005 and can be extended for up to ten years subject to the approval of KSAG and provided that BMC is in compliance with the terms of the License Agreement.  BMC fulfilled the commitments of the Bulakashu License Agreement, and consequently, the Bulakashu License and Bulakashu License Agreement were renewed in 2006 for a period of four years.  See “Item 4. Information on the Company - Business Overview”.  However, the Law of the Kyrgyz Republic on “Subsoil” dated July 2, 1997 No. 42 (as amended) does not provide for any automatic procedure for renewal or obtaining of an exploration license after this period has expired. There can be no assurance that the Bulakashu License will be renewed.  If the Bulakashu License is not renewed, the Company’s investment in the Bulakashu Property may be worthless.

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

(ii)
The Eastern Sary Jaz License (AP 303), which was issued to BMC on November 14, 2005, giving BMC the exclusive rights to explore the Eastern Sary Jaz Property for an initial period of two years, and renewable up to a period of ten years.  The Company acquired the Eastern Sary Jaz Property based on its favorable geological and structural setting for hosting gold mineralization. The Company’s 2006 license agreement with KSAG for the Eastern Sary Jaz Property required that a minimum of US $80,000 be spent on the Eastern Sary Jaz Property by December of 2006 and a further US $305,000 by December of 2007.  The Company has met this commitment for 2006 and 2007.  In 2007, the KSAG extended the License period until December 31, 2010. The extension of the license period will be subject to the Company successfully fulfilling the terms of annual license agreements until 2010.

The Kokjar License (AP 383) was issued to BMC on February 10, 2006, giving BMC the exclusive rights to explore the Kokjar Property for an initial period of two years, and renewable up to a period of ten years.  The Company acquired the Kokjar Property based on its favorable geological and structural setting for hosting gold mineralization. Although the KSAG granted the Company an exploration license for the Kokjar Property, the Company’s proposed 2006 exploration program for the Kokjar Property was not approved by the KSAG, and the Company did not enter into a license agreement with KSAG that specified any work commitment for Kokjar in 2006. As a result the Company did not conduct any exploration work or incur any expenditure on the Kokjar Property in 2006.   The Company attempted to negotiate with the KSAG to obtain approval for a proposed 2007 exploration program, but was unsuccessful. The Company no longer has this license.

During fiscal 2008 the Company was made aware of a legal dispute concerning the ownership of BMC.  Due to the ongoing legal dispute and the Company’s focus on the Souker Project described below, as at May 31, 2008, the Company has determined to cease exploration activities in Kyrgyzstan and, accordingly, recorded a $3,413,851 write-off of all of its unproven mineral interest costs pertaining to its Bulakashu and Eastern Sary Jaz properties.

Properties in the Russian Federation

The Company completed its acquisition of its Russian Properties on July 24, 2007. The Company’s wholly owned subsidiary RPI is in the process of exploring the Russian Properties and has not yet determined whether they contain ore reserves that are economically recoverable.  The recoverability of amounts expended by RPI in connection with the exploration of its property interests is dependent upon the discovery and exploitation of economically recoverable reserves, confirmation of RPI’s interest in the underlying mineral Licenses, the ability of the Company to obtain necessary financing to conduct exploration activities and advance properties beyond the exploration stage, and future profitable activities on the properties or proceeds from the disposition thereof.  See “Item 4. Information on the Company - History and Development of the Company.”

The Company’s main assets in the Russian Federation, via its subsidiary RPI, are:

i)
Souker - The Souker Production and Combined Subsoil License МУР 00695 ТЭ (the “Souker License”) was issued to RPI by the Territorial Agency on Subsoil Use for the Murmansk oblast, which is the territorial department of the Federal Agency on Subsoil Use as a result of an auction held on December 15, 2004. The Souker License grants the RPI the right to explore, develop and extract minerals from the license area of approximately 1.6 kilometers (the “Souker Property”) subject to certain conditions stipulated by the license agreement. The Souker License is valid until December 15, 2030 and stipulates that the Company must commence production at a rate of no less than 300,000 ore tonnes of ore per annum, no later than December 31, 2011.

ii)
Tsaga - RPI obtained Subsoil Use License МУР 13487 ТП (the “Tsaga License”) for the preliminary exploration of the Tzaginsk and Medvezhje-Elskoozersk subsoil plot (the “Tsaga Property”) for the purposes of the search and valuation of deposits of copper and nickel, registered on February 22, 2006.

iii)
Uleeta - RPI obtained Subsoil Use License МУР 13486 ТП (the “Uleeta License”) for the preliminary exploration of the Ulitaozersk and Anistundra plot (the “Uleeta Property”) for the purposes of the search and valuation of deposits of nickel and platinum, registered on February 22, 2006.

Government Regulation

Kyrgyz Republic

The Kyrgyz Republic is a landlocked and mountainous country located in the middle of the Asian continent. It borders Kazakhstan in the north, the People’s Republic of China in the east, Tajikistan in the south-west and Uzbekistan in the west. It is one of the smallest of the Central Asian nations and has a population of approximately five million people. The Kyrgyz economy is predominantly agricultural, with two-thirds of the country’s population living in rural areas. The Kyrgyz Republic is a secular state and freedom of religion is protected in its Constitution. Approximately 75% of the population is Muslim and 20% are Russian Orthodox. The country contains deposits of gold, tin, tungsten, antimony, mercury, and rare earth metals as well as locally exploitable coal, oil and natural gas.

The Kyrgyz Republic is a former constituent republic of the Soviet Union. The country declared its independence from the Soviet Union in 1991 and became a member of the Commonwealth of Independent States (the “CIS”), and has overall been a politically-stable constitutional democracy. Since independence, the nation has undertaken substantial economic and political reforms, such as introducing an improved regulatory system and land reforms, and undergone a transition to a market-orientated economy. The Government and international financial institutions have also engaged in comprehensive medium-term poverty reduction and economic growth strategies.

The Kyrgyz Republic has generally not experienced the ethnic, civil or military unrest that has befallen other former Soviet states, with the exception of very few localized, politically-motivated conflicts and small-scale terrorist activity in the southern Batken region of the country during 1999, 2000 and early 2005. The Batken region is over 700 kilometers from the Bulakashu Property. Since 2001, the Kyrgyz Republic has permitted military personnel from the United States and other western countries to be stationed in the country. In 2002, construction of a large U.S. airbase began outside the nation’s capital of Bishkek, which is now complete. The presence, in the past few years, of international military coalition forces and the recent addition of a Russian military base in Kyrgyz territory have brought increased stability to the country.

The country’s legal system, both legislative and judicial, has been substantially reformed since 1991. However, the legal system has not matured to the level of developed economies. These factors make it prudent for foreign investors to seek additional protection through contractual agreements with the government in order to stabilize the investment environment and provide for an independent forum for conflict resolution.

The national currency of the Kyrgyz Republic, the Som, is freely convertible into U.S. dollars within the Kyrgyz Republic at a floating exchange rate and has remained relatively stable over the last four years. The Kyrgyz economy, although still recovering from the post-Soviet collapse and substantially lagging in foreign investment when compared with its oil-rich neighbors Kazakhstan and Uzbekistan, exhibited positive economic signs in 2004, with an inflation rate of 2.8% and gross domestic product (“GDP”) growth of 7.1% in the same year. However, the political problems in 2005, along with decreased foreign investment and slowing metals production, caused a 0.6% contraction in 2005 GDP. The Kyrgyz Republic was the first former CIS state to be accepted as a member of the World Trade Organization and one of the first to receive financial support from the International Monetary Fund (“IMF”). Further restructuring of domestic industry and success in attracting foreign investment are seen as keys to future growth. The IMF has forecast real GDP growth of 7.5% for 2007.

The laws of the Kyrgyz Republic that are most relevant to the Company’s activities are the law of March 27, 2003, “On Investments in the Kyrgyz Republic” (the “Investment Law”) and the law of March 6, 1992, “Law on Concessions and Foreign Concession Enterprises in the Kyrgyz Republic” (the “Concessions Law”).

The Investment Law establishes the basic principles of the Kyrgyz Republic’s policy toward foreign investment as well as investor protections. It provides that foreign investors are entitled to freely use, possess and dispose of their investments and to freely export or repatriate the proceeds of these investments. The Investment Law prohibits all types of discrimination toward foreign investors or investments, including that based on country of origin. Investors are guaranteed freedom from interference by governmental bodies with their economic activities, free conduct of monetary operations, the right to hire both Kyrgyz citizens and expatriates and the ability to submit resolution of disputes to international arbitration.

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

While a license may be terminated without the licensee’s consent in certain circumstances, including a breach of the law, a concession may only be terminated in accordance with the terms and conditions of the agreement pursuant to which it is granted.

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

Investment Advisers Act of 1940

Under the Investment Advisers Act of 1940, an “investment adviser” means any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. The Company does not intend to engage in the business of advising others in investment matters for a fee or otherwise.

Expenditures and Dispositions

During fiscal 2008, the Company recorded a total of $41,959,421 on the acquisition and exploration of its mineral interests in Russia and the Kyrgyz Republic, comprising:  (i) $34,717,738 attributable to unproven mineral interests acquired in the RPIM Acquisition; (ii) the issuance of 375,000 common shares, at a fair value of $405,000 as consideration for the waiver of a remaining expenditure commitment on the Bulakashu Property; (iii) $635,260 for the accretion of interest costs on the debts owed to Stargate and DBM; and (iv) exploration expenditures totaling $6,201,423, of which $3,946,865 was incurred on the Souker Property.

As at May 31, 2008, the Company has determined to cease exploration activities in Kyrgyzstan and, accordingly, recorded a $3,413,851 write-off of all of its unproven mineral interest costs pertaining to its Bulakashu and Eastern Sary Jaz properties.

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

Sales and Revenue Distribution

The Company did not generate any sales or revenue during fiscal 2008, 2007 or 2006.

Total interest income reported for fiscal 2008, 2007 and 2006, were as follows:

	2008	2007	2006
Interest Income	$133,131	$42,993	$19,455
Total Interest Income	$133,131	$42,993	$19,455

Principal Properties

Russian Federation Properties

Souker Property

Technical information provided herein for the Souker Property is based upon information derived from the results of the Company’s 2007 exploration program and information contained in a report (the “Souker Technical Report”) entitled “Independent Technical Report on the Souker Ni-Cu Deposit, Russian Federation” dated July 1, 2007, SRK Consulting (Canada) Inc. (“SRK”). The Souker Technical Report was prepared for the Company following the guidelines of Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1 and in conformity with generally accepted CIM “Exploration Best Practice Guidelines”.

The Souker Technical Report was compiled by Jeff Volk, P. Geo., as the responsible Qualified Person. The technical information contained in this annual report with respect to the Souker Property has been summarized from the Souker Technical Report.

The Souker exploration program is carried out under the direction of the Company’s Vice President, Exploration and Qualified Person, Dr. William Tafuri.

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

The location of the Souker Property in Murmansk, Oblast is shown on the following map prepared by Lakehead Geological Services Inc. dated December 5, 2007:

Map - 1

Kola Peninsula
Russian Federation
Souker
Murmansk
Nickel
Souker
Zapolyarny
6390000
6395000
6400000
6405000
6410000
6415000
6420000
7715000
7710000
7705000
7700000
Souker Property
Kola Peninsula
0 1,000 2,000 4,000 6,000 8,000
m
GK Zone 6/Pulkovo 1942
Road

 The Souker License, held by the Company’s subsidiary RPI, comprises an area of approximately 1.6 square km and was legally surveyed in the fall of 2007. The Souker License provides for mining to a depth of 900m and requires the following obligations:

•	Exploration must be completed and a reserve calculation submitted to the government for approval no later than December 31, 2009;
•	Submission of mine plans sustaining a production rate of 300,000 tonnes per annum for approval by the commission no later than June 30, 2010;
•	Commence mining operations no later than December 31, 2010;
•	Attain minimum production of 300,000 tonnes per annum no later than December 31, 2011.

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

The property is located approximately 12 km east of the town of Nickel and approximately 14 km west of the town of Zapolyarny. The project area is accessible via the Nickel-Zapolyarny motorway and via the Murmansk- Nickel railway. Regional power lines run both north and south of the property, provided by a series of Paz hydropower stations operated by “Kolenergo”. There is well-established infrastructure in both the towns of Nickel (District administrative center) and Zapolyarny.   There is no local fuel supply in the area, though coal is provided from the Pechora coal basin and firewood is available from Karelia and Archangelsk. Construction material for roads and foundations are widely available throughout the area.

Geological Setting

The Souker deposit is located in the central portion of the Pechenga-Pasvik Greenstone Belt, within the northwest corner of the Kola Peninsula. The Souker deposit is hosted by the Pilgujarvi Sedimentary and Volcanic Formations, consisting of clastic sedimentary rocks interbedded with mafic to ultra mafic igneous rocks.

Deposit Types

Ni-Cu sulphide mineralization in the Pechenga Belt occurs in five distinct settings:

1)	Disseminated sulphides within ultra mafic – mafic igneous rocks
2)	Massive sulphides occurring at the contacts between mafic-ultra mafic igneous rocks and fine grained carbonaceous shales;
3)	Sulphides in breccia matrix, occurring at the contacts between mafic-ultra mafic igneous rocks and black schists;
4)	As chalcopyrite veins and veinlets
5)	Pyrite-rich layers, concretions and lenses in the sedimentary rocks.

History

The Souker Property was explored throughout the period 1954-1982 by Soviet era exploration expeditions. Subsequent to the initial discovery in 1947, two boreholes were drilled on the Souker Property, one of which intersected significant Ni-Cu sulphide mineralization. The Pechenga expedition first discovered nickel-copper mineralization at Souker in 1947 during regional exploration of the western portion of the Kola Peninsula. In 1950, the first two exploration drill holes were completed, with one of the two holes intersecting significant Cu-Ni mineralization. Commencing in 1954, an intensive program of surface mapping, magnetic surveys and drilling was conducted at the Souker Property.

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

Historic Russian based “resource” and “reserve” inventories cannot be considered a mineral resource or a mineral reserve under Guide 7 or CIM guidelines, as economic parameters used to create these estimates do not reflect accurately the current economics of exploiting these deposits. Furthermore, procedures and data used have not been reviewed and verified by a Qualified Person and therefore cannot be classified as a mineral resource under CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on December, 2005.

Mineral Resource Estimates

Upon closing of the acquisition of the Souker Deposit, Kola implemented a drill program to verify and convert the historic Soviet resource to a NI 43-101 compliant resource.  The previous operator had initiated a drill program designed to infill the historic soviet resource on 100 meter centers in order to convert the historic estimate from a C2 to C1 category.  The Company modified this program so that the ore body will be drilled at spacing sufficient to convert the historic estimate into either CIM or JORC compliant resource categories.

A NI 43-101 compliant resource has been estimated for the Souker project of 103,000,000 tonnes at a grade of 0.26% Ni and 0.06% Cu classified as Indicated Mineral Resources and an additional 261,000,000 tonnes at a grade of 0.24% Ni and 0.06% Cu classified as Inferred Mineral Resources, containing a combined indicated and inferred resource of 1.977 billion pounds (898,000 tonnes) of nickel metal.  SRK Consulting (Canada) Inc. audited the resource prepared by Kola Mining Corp. and completed the NI 43-101 Technical Report on July 25, 2008.  A summary of the resource report follows:

The Mineral Resource Statement for the project in the table below is based on an open pit optimization that utilized a nickel price of US $8.00/lb, a 70% metallurgical recovery, and a smelter payable of 70%.  Copper was not used in the pit optimization.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “indicated resources” and “inferred resources”.  Kola advises that while these terms are recognized and required by Canadian securities regulations under NI 43-101, the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 1.	Mineral Resource Statement* for the Souker Nickel-Copper Deposit, Murmansk Oblast, Russian Federation, SRK Consulting, June 11, 2008.

Resource Classification	Quantity (million tonnes)	Grade		Contained Metal
		Nickel %	Copper %	Nickel (million pounds)	Copper (million pounds)
Indicated†	103	0.26	0.06	590	132
Inferred†	261	0.24	0.06	1,387	346

*
Mineral resources are not mineral reserves and do not have demonstrated economic viability.  All figures have been rounded to reflect the relative accuracy of the estimates.  The cut-off grades are based on metal price assumptions of US $8.00 per pound of nickel, and a metallurgical recovery of seventy percent for nickel, 70% smelter payable, unit mining costs US$1.75 per tonne, processing cost US$7.00 per tonne, G and A US$1.20, slope angle 50 degrees.  Copper was not used in the pit optimization.

†	Reported at a cut-off grade of 0.131% Nickel contained within a potentially economic open pit.

Mineralization

At Souker, Cu-Ni-sulphide mineralization occurs primarily as disseminated sulphides within mafic – ultra mafic igneous rocks and breccia-matrix ores.  Nickel mineralization occurs primarily in the form of pentlandite, associated with pyrrhotite and chalcopyrite.  Mineralization is currently defined in 11 ore bodies and 14 lenses, with thicknesses ranging from 0.2 to 20m at a 0.3% Ni cutoff.

Exploration and Drilling

Data used for the estimate set forth above included past Soviet era drilling and all finalized drilling results from the 2007-2008 Kola drill programs up until May 15, 2008.  These data have been audited by SRK in accordance with “CIM Estimation of Mineral Resources Best Practices Guidelines.”  The resource model was interpolated using ordinary kriging with all of the assay data available.  The drilling data is summarized below.

Table 2.	Summary of Data Provided by Kola Mining for the Souker Nickel-Copper Deposit, Russian Federation, as of May 15, 2008.

Drilling Period	No. of Holes	Metres Drilled	Metres Assayed for Ni	Metres Assayed for Cu
Soviet, 1970’s and 1980’s	97	27,989.6	6,978.3	6,975.0
Kola, 2007-2008	68	8,630.3	8,168.4	7,965.8
Total	165	36,619.9	15,146.7	14,940.8

Assay values in the intervals reported were remarkably consistent, none of the averages were unduly influenced by higher grade intervals.

The mineralized intervals reported above were all associated with disseminated sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite.  The hosting stratigraphy dips variably to the south.  The ore body outcrops at surface and has excellent geometry for open pit mining.

The Company continues to make steady progress toward completion of the Russian feasibility study (TEO Konditsiy) and the Russian resource calculation with an expected completion date of December 2008.  Assay results for this year’s spring/summer drilling program since the completion of the drill holes included in the Company’s 43-101 Resource estimate are illustrated below.  These holes were not included in the resource calculation.  The results from the latest drilling are consistent with the ore body model developed to date.  Results of the drill program will be incorporated into new resource estimates, mine plans and feasibility updates at appropriate intervals.  It is expected that the final average grade of the deposit that will be submitted to the Russian Federation for registration will exceed the average grade indicated in the most recent 43-101 technical report.

Hole ID	From (m)	To (m)	Length (m)	Ni (%)
ср-17	67.8	93.3	25.5	0.38
ср-33	2.4	185	182.6	0.30
ср-44	2.7	47.5	44.8	0.36
ср-84	226.9	253.1	26.2	0.47
ср-84	28.9	259.2	230.3	0.28
cp-87	205	335	130	0.30
ср-92	216	276	60	0.58
ср-92	128	276.9	148.9	0.40
ср-93	196	312	116	0.30
ср-97	97	120	23	0.31
ср-97	233	248	15	1.25
ср-97	182	251	69	0.28

In addition to the infill drilling this year, two hydrological test wells have been completed and monitoring equipment has been installed.  Five geotechnical holes for infrastructure planning and pit design have been completed.  Preliminary metallurgical and rock mechanics test work is in progress.  In addition to completing metallurgical test work in Russia, the Company will be shipping an ore sample to SGS Laboratories in Ontario, Canada for further metallurgical evaluation.

A preliminary two-stage engineering and ecological study has been completed at Souker, resulting in the collection of data and implementation of environmental monitoring programs.  This data will be included into an EIA (Environment Impact Assessment) in accordance with Western standards.  Environmental monitoring has been in place for one year and will remain in place through the potential development of the Souker Deposit.  The conclusion from the preliminary report indicated that future development and production from the Souker deposit will not have an additional, negative impact on the existing environment.  A positive conclusion was made with regard to the socio-economic impact the potential development of the Souker Deposit would have on the Pechenga region.

Future Work - Recommendations from the Technical Report

Based on recommendations by the Company’s independent mining consultant, SRK, the geological setting and character of the nickel-copper mineralization currently being developed at the Souker Property are of sufficient merit to justify the following work program, primarily designed to address nine objectives:
●	Initiate additional metallurgical testwork to better assess the optimal processing methodology and metallurgical recoveries;
●	Continue infill drill campaign with the objective of conversion of inferred resources to indicated resources;
•
Implement an assay QA/QC program independent of sample preparation and analytical laboratories using Russian certified material for submission of standard, blank samples, re-assay and duplicate analysis; the use of Alex Stewart laboratories as an umpire laboratory should be continued;

•	Complete TEO Study (Russian Technical and Economic Evaluation)
•	Initiate scoping study to assess project economics and schedule;
•	Assess current geotechnical data and initiate additional geotechnical studies;
•	Construct three dimensional geologic model for use in grade estimation in next phase of resource estimation;
•	Continue environmental baseline studies and fieldwork;
•	And finally, regional exploration work outside the mining area in the remainder of the tenements in existing license areas to identify potential additional resources.

Uleeta Property

Property Description and Location

The Uleeta License is located in the Murmansk Oblast within the Kola Peninsula of the Russian Federation.  The Uleeta License covers an area of 202.5 square kilometers, the boundary of which is defined by the following corner point coordinates.

68°31’00’’ N 32°00’00’’ E
68°31’00’’N32°19’00’’E
68°23’07’’N32°19’00’’E
68°23’01’’N32°15’04’’E
68°22’30’’N32°15’09’’E
68°22’30’’ N 32°00’00’’ E

The location of the Uleeta Property in the Russian Federation is shown on the following map prepared by Lakehead Geological Services Inc. dated December 5, 2007.

Map - 2

6200000
6300000
6400000
6500000
6600000
6700000
6800000
7700000
7600000
7500000
7400000
Murmansk
Uleeta
Tsaga
Uleeta and Tsaga Properties
Kola Peninsula
0
50
100
200
km
GK Zone 6/Pulkovo 1942
Railway
Road

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Uleeta Property is undeveloped and unpopulated, but is road accessible during the summer months. Access within most of the property is limited to foot and ATV travel. The prospect is located in an area of low rolling terrain covered with typical arctic vegetation. The area has numerous small streams and lakes with Lake Uleeta being the largest.

The climate is cold with summer temperatures ranging up to +200 C and the minimum winter temperature being close to  -200 C. There is no permafrost in the Uleeta Property area.

Geological Setting

The Uleeta License area is underlain by a layered ultra-mafic complex and various Precambrian aged rock sequences.  The complex is situated within a transform fault zone that connects Proterozoic Pechenga and Imandra-Varzugskaya structures which are host to most of the known copper-nickel belts in the Monchegorsk region.

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

Exploration

The Company completed the first stage of its exploration program on the Uleeta Property during the summer of 2007, consisting of geologic mapping, geochemical sampling, and geophysical surveys. The final geophysical report has been completed and is now being evaluated.  A total of 180 line km of induced polarization, resistivity, and magnetic survey was completed. A total of 930 geochemical samples have been collected. Most of the assay results have not yet been received, and so the final analysis of this year’s program cannot be completed.  The preliminary results from all surveys are encouraging and they have outlined potential areas of sulfide mineralization for follow up exploration.

The 2008 work commitment is for 1,500 m of drilling and geophysics covering 10 square km has been partially met.  The geophysics has been completed and the drilling will be done in the late fall.  159 line km of geophysics, covering more than 10 square km in area, consisting of IP, resistivity and magnetic has been completed.

Drilling

The Company is unaware of any drilling that has been conducted on the Uleeta Property.

Proposed Exploration and Development Program

The Company’s board of directors has not yet determined what, if any, work will be done on the Uleeta Property.

Tsaga Property

Property Description and Location

The Tsaga License is located the within Lovozersky district of the Murmansk Oblast within the Kola Peninsula of the Russian Federation, 80km east of Apatity station of the St. Petersburg-Murmansk railway.  The Tsaga License covers an area of 1970 square kilometers, the boundary of which is defined by the following corner point coordinates.

67°35’00’’N35°12’00’’E
67°48’00’’N35°26’00’’E
67°40’00’’N36°24’00’’E
67°20’00’’N37°00’00’’E
67°11’00’’N37°00’00’’E
67°32’40’’N35°40’00’’E

The location of the Tsaga Property in the Russian Federation is shown on page 34 [Map - 2] prepared by Lakehead Geological Services Inc. dated December 5, 2007.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Tsaga License area is economically undeveloped and unpopulated. A 30 km long dirt road connects the area with the railway Apatity-Revda.

The Tsaga Property is characterized by low rolling hills with numerous small creeks and lakes. Typical arctic vegetation covers the area.  Normal temperatures range for a summer high of 20°C to a winter low of –20°C.  There is no permafrost in the area.

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

Mineralization

There is a historic titaniferous magnetite deposit located in the southeast part of the License area.  Titanium and iron oxide mineralization occurs as complex zones of knot shaped massive lenses, disseminations and cumulate layers.

Exploration

During the summer of 2007, the Company completed the first phase of geophysical surveys, geologic mapping and geochemical sampling. Assay results and a final geophysical report are not complete at this time.

The 2008 work obligation of 1,000 m of drilling and 10 square km of geophysics has been met; 1,000.7 meters of drilling has been done; 150 line km of geophysics consisting of IP, resistivity, and magnetic has been done over an area larger than 10 square km;  and 720 geochemical samples have also been collected and analyzed.  Assay results from the drilling are not yet complete.

Proposed Exploration and Development Program

The Company’s board of directors has not yet determined what, if any, work will be done on the Tsaga Property.

Kyrgyz Republic

Bulakashu Property

The Company has become aware that there is a dispute concerning the ownership of its Kyrgyz subsidiary. The Company’s principal focus remains on the development of the Souker Deposit and other exploration properties in Russia. The Company’s properties held by its Kyrgyz subsidiary, including the Bulakashu Project, are early stage exploration projects.  Management has retained legal counsel to deal with this matter and intends to vigorously defend the interests of the Company.  The Company has elected to suspend all operations and exploration activities on the Bulakashu Project and the other projects in the Kyrgyz Republic until it has resolved any potential land tenure issues resulting from the dispute.  This would include compilation or review of all exploration results from the 2007 exploration program.

The Bulakashu Property is without known reserves as defined by Guide 7 or NI 43-101 and BMC’s programs at the Bulakashu Property are exploratory in nature.

Technical information provided herein for the Bulakashu Property is based upon information derived from the results of the Company’s 2006 and 2007 exploration programs and information contained in a report (the “Bulakashu Technical Report”) entitled “The Bulakashu Property, The Bulakashu Mining District, Chui Oblast, Kyrgyzstan” dated June 15, 2005, prepared by APEX Geoscience Ltd. (“APEX”). The Technical Report was prepared for 724 BC in compliance with NI 43-101 for submission as an independent technical report to the TSX-V, the British Columbia and the Alberta Securities Commission in connection with the Company’s Management Proxy Circular and the 724 BC Acquisition. The Technical Report was prepared by Mr. Dean J. Besserer, B.Sc., P.Geol. of APEX, as the responsible Qualified Person. The technical information contained in this annual report with respect to the Bulakashu Property has been summarized from the Technical Report.

Data used in the compilation of the Technical Report came from many sources and time periods before the Company’s involvement.  Other than for the purpose of conveying the history of all exploration work at the Bulakashu Property, references to historical data cannot be verified and therefore were not relied upon other than a general indication of the presence and style of mineralization on the Bulakashu Property.  For example, many of the reports used to prepare the Technical Report, were prepared under the supervision of and to the specifications of the Department of the Kyrgyz SSR, prior to Kyrgyzstan’s independence or by KSAG, after independence.  The Company believes, the manner in which most of the data was collected and presented was reasonable by current standards and unless specified should be considered reliable.  The format of more recent reports compiled by the staff of BMC and Marsa do not comply with NI 43-101 standards, however, Mr. Besserer had no reason to believe that the information and observations contained within those reports were not accurate.

The Bulakashu exploration program is carried out under the direction of the Company’s Vice President, Exploration and Qualified Person, Dr. William Tafuri.

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

The location of the Bulakashu Property in the Kyrgyz Republic is shown on the following map (Map -3) prepared by APEX Geoscience Ltd., dated June 2005:

Map - 3

13380000
13390000
13400000
13410000
13420000
4700000
4690000
4680000
Kazakhstan
Kyrgyzstan
Uzbekistan
Tajikistan
China

Bulakashu Property
Kyrgyzstan

0 2,000 4,000 8,000 12,000 m

GK Zone 13/Pulkovo 1942

The Bulakashu License was originally issued to BMC on March 28, 2005 for a 4-year period.  The exploration license is renewed annually and can be extended for up to ten years subject to the approval of the KSAG and provided that BMC is in compliance with the terms of the Bulakashu License Agreement or any further license agreements.  Kyrgyz Subsoil Law does not provide for any automatic procedure for renewal or obtaining of an exploration license after this current license period has expired.  See “Item 4. Information on the Company - Business Overview - Properties in the Kyrgyz Republic.”

The Bulakashu Property is defined by License No: AP 48 issued by the KSAG and originally comprised an area of 240 km2.   Under the annual license renewal process for the Kyrgyz Republic, 79 km2 of the original Bulakashu License has been relinquished since 2005 and 25 km2 of new license area has been added. As of 2007, the Bulakashu License remains a contiguous license and currently covers an area of 186 km2.  In 2006, the Company entered into a new license agreement with KSAG that would extend the term of the license to the end of 2010.  To fulfill the terms of this agreement, the Company must incur minimum exploration expenditures of 9,120,000 Som (approximately

USD$225,000) annually until the end of 2010.  The boundary of the Bulakashu License area is defined by the following coordinates:

Corner	North Latitude	East Longitude

1	42.381	73.616
2	42.385	73.967
3	42.340	73.969
4	42.338	73.797
5	42.302	73.799
6	42.300	73.618

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Bulakashu Property is accessed by driving on paved roads westerly from Bishkek to Kara Balta on highway M39 and then south from Kara Balta on highway M41 (the Bishkek to Osh highway) for about 120 km.  A 5 km dirt road of varying quality leads westerly from Highway M41 to the center of the Bulakashu Property.

The region experiences long cold winters and cool summers.  Based on long-term observations at the Tuya Ashu weather station, at an elevation of 3,586 m, the average annual temperature is -3.2˚C, with lowest average temperatures in January (-12.8˚ C) and highest in July (+8.5˚ C). Sustained subzero temperatures last from November to March inclusive.  Snowfall can be expected from November to May.  There are no glaciers or permanent snowfields within the Bulakashu Property.  Avalanches are common throughout the area.  Average annual precipitation is 855 mm, of which approximately 613 mm falls during the warm period from April to October.  Highway M39 is kept open year round because it provides the main access to Osh from Bishkek.  Highway M41, the Bishkek to Osh highway, cuts the eastern edge of the Bulakashu License area.  A power line runs through the east edge of the Bulakashu Property with the closest established sub-station at Tuya Ashu.

The elevation at the property ranges from 2,500m to 4,050m in rugged mountainous topography that is dominated by glacial features.  Higher elevations are dominated by steep walled cirques and arêtes while the major valleys are filled with moraines.  Moderate to gentle slopes are often covered by talus and outcrop exposure is poor. Vegetation on the Bulakashu Property consists of grasses and sparse shrubs with very few trees.  All the major drainages have flowing streams.

Any necessary local labor will likely come from Kara Balta, Susdmir, or Sosnovka.  Kyrgyzstan has a 98 percent literacy rate and mining is a common profession.  Kara Balta is 60 km to the north and is the closest large city and railhead.
Initially, the field season should be limited to the snow free months.  There may be some weather caused delays if the project progresses past the exploration stage but any future production should not be affected any more than similar mines in severe climates.

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

Geological Setting

The Bulakashu Mining District lies within the Northern Tien Shan terrain of the Kyrgyz Republic. The Bulakashu Property falls within a broad band of mineral deposits which are locally referred to as the Kyrgyz-Kungey mineral belt which have historically produced gold and copper.

The geology of the Bulakashu Property is extremely complex due to the varied nature of the volcanic stratigraphy, several stages of intrusive activity, structural complexity consisting of several periods of folding and faulting, and metamorphism. The stratigraphy of the Bulakashu district is represented by volcanic and volcaniclastic rocks of Lower Mid-Ordovician to Lower Mid-Devonian age.  The Silurian strata are absent and are represented by a widespread unconformity throughout the Northern Tien Shan terrain.  The composition of the rocks is varied representing the multi-stages of volcanic activity in the district.

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

Trenching and continuous chip sampling completed by the Soviet era workers from 1960 to 1963 returned the following significant anomalous intervals from the Karabulak gold prospect (Doljenko, et al., 1963).   Over twenty wide spaced (40-60m apart) trenches were excavated across sections of the apparent trend of the Karabulak prospect and continuous chip samples were collected over the entire length of the trenches.

Trench	Interval (m)	Gold (g/t)
K1	8.2	35.4
K9	4.0	7.1
K13	22.2	2.2
Including	6.0	46.0
K14	6.0	4.4

K15	4.45	5.1
K16	15.5	2.26
K17	17.5	2.37
K18	11.45	6.49

A number of the trenches ended in mineralization indicating that some parts of the zone may extend further north, south and along strike to the northeast and southwest.  Mineralization encountered in the southern end of trench K1 returned the highest gold values (35.4 g/t gold across 8.2 meters) and remains open to the south.

Based on these sample results, Soviet geologists drove two adits to further investigate the vertical down dip extent of the mineralization.  Adit one was driven under the northeast Karabulak prospect and adit two was driven under the western Karabulak prospect.  Crosscuts were driven from each adit.  Each adit was sampled thoroughly and reported to be barren of gold mineralization.  One drill hole was drilled from the face of adit two and it was also reported to be barren with respect to gold.  The Soviet’s interpretation of the Karabulak mineralization was that the vein/stockwork system was vertical.  Both the adits and the lone drill hole were intended to intercept the downward vertical projection of the surface mineralization.

During the period from 1967 to 1971, extensive work was done by Soviet geologists on the stratigraphy, petrology, and structure of the Bulakashu district.  A structural lithological and forecast map of the district was prepared at a scale of 1:100,000.  Lithogeochemical mapping was completed at a scale of 1:10,000.  A distribution map of known mineralization was also compiled.

During the period from 1981 to 1983 further reconnaissance studies of the Bulakashu district were completed by Soviet geologists, with the purpose of collecting additional information in order to initiate new exploration and evaluation work. At the Karabulak prospect, 23 trenches were dug and five outcrops were cleared.  Like many researchers before, the Soviet geologists also came to the conclusion that, at deeper levels, Karabulak had high economic potential (Yarushevsky et al., 2003; Supambaev et al., 1984).  In 1984 and 1985 the same crew of Soviet geologists continued to explore the Bulakashu district for porphyry copper deposits.  This resulted in finding several large low-grade porphyry copper/gold occurrences with grades from surface sampling ranging from .02 to 0.25 % Cu and locally 2.0 g/t gold.   Work was discontinued due to the low grade of the deposits and the steep topography that would have made mining uneconomic under Soviet guidelines (Yarushevsky et al., 2003; Supamanbaev, 1986).

In 1996, Karabalta GMK, started production at the Upper Karabulak and Tokailu placers.  This operation lasted two years.  Also during 1996, the Kyrgyz-Russian joint venture “Ordo,” put together an exploration plan for Karabulak gold deposit, however, fieldwork ceased at start-up stage.  Subsequently, the Tien-Shan Gold Company, a joint venture between Cameco and Kyrgyzaltyn, performed verification exploration work consisting of re-sampling of selected existing trenches and drilling four core holes (Lopatko, et al., 1996).  The Tien-Shan exploration was conducted at the Altyn Masha and Otradny prospects.

In 2002, Marsa obtained an exploration license within the Bulakashu Mining District and an exploitation license, which included the Karabulak gold placer deposit.  During the summer of 2002, Marsa re-sampled many of the trenches at the Karabulak prospect and re-evaluated the Karabulak placer deposit.  During 2003, column leach tests were conducted on the assay sample rejects from the 2002 sampling and Marsa commenced production at the Karabulak gold placer deposit.  In 2004, Marsa established BMC as a separate company and transferred the Bulakashu License to BMC.  The Bulakashu License was renewed in BMC’s name as of March 28, 2005.  Marsa retained the Karabulak gold placer exploitation license.

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

Localized granitic intrusions south of the Karabulak prospect provide a nearby heat source for mineralizing fluids. The Company believes the greenschist facies, mafic volcanic rocks hosting the quartz stockwork at Karabulak are geochemically favourable for the deposition of gold.

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

Exploration

During 2006, the road to the Severny Prospect was upgraded and extended giving access to the upper part of the prospect.  Continuous chip samples were collected along the new road cuts where bedrock was exposed.  On October 5, 2006, the Company released results from a continuous sequence of 1 meter chip samples collected along a newly constructed drill road at Severny.  Of the 81 new sample results from the road cut, four samples assayed greater than 5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au.  Within this series, one mineralized interval assayed 2.27 g/t Au over 48 meters, including 1 meter intervals of 10.5 g/t Au, 7.85 g/t Au, 6.61 g/t Au and 6.64 g/t Au.  Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper.  Of the approximately 850 rock grab and chip samples collected from Severny Prospect during the 2006 exploration program., assays ranged from nil to 4.5% Cu and up to 37.7 g/t Au.  In addition to the surface rock sampling program, a 15 kilometer, dipole-dipole IP was completed over Severny.  Results from the survey defined a large 1km by 2km conductive zone, approximately 50 to 100 meters from surface.  A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the survey area coincident with an area of silicification where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one meter.

During the summer of 2006, a 15 kilometer, dipole-dipole IP survey was completed over Severny and Karabulak.  The interpretation of the results defined a zone of conductivity at Severny that remains open to the north and northeast, approximately 50 to 100 meters from surface.  A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the Severny Prospect area, where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one meter.

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

Drill hole SV06-01 intersected a broad zone of gold mineralization hosted in an alternating sequence of propylitically altered andesite and granodiorite.  The mineralized interval returned an average grade of 1.15 g/t gold and anomalous copper mineralization over 50.5 meters.  Drill hole SV06-01 is a vertical hole, drilled to a depth of 250 meters and collared within the southeastern portion of a 1arge 1km x 2 km zone of conductivity defined by the IP survey completed at Severny in the fall of 2006.  Subsequent to the completion of drill hole SV06-01, the numbering convention used to label drill holes on Severny was changed so that the numbering carried on from the five drill holes completed on the Bulakashu property, all at the Karabulak Prospect   As a result, drill hole SV06-01 was re labeled as SV06-06.  Significant assay results from hole SV06-06 are as follows.

Drill Hole	From	To	Interval(m)	Au (g/t)	Cu (ppm)
SV06-06*	33	83.5	50.5**	1.15	132
Including	48	52	4.0	5.86	248
Including	49	50	1.0	11.50	581
  *Previously labeled as hole SV06-01 in company disclosure
**There is insufficient information to determine whether this interval represents true width

Within the mineralized interval reported above, two samples assayed greater than 5.0 g/t Au, 17 samples assayed greater than 1.0 g/t Au and 34 samples assayed greater than 0.50 g/t Au.  Several, sporadic intervals (1 - 3 meters) of gold mineralization were also intersected from surface to 33 meters.  Assays for these intervals ranged from 0.10 g/t Au to 3.94 g/t Au.  Surface chip sampling at Severny last fall returned a mineralized interval of 2.27 g/t Au over 48 meters within silicified andesite along a newly exposed road cut approximately 320 meters east of drill hole SV06-06.  The silicified andesite intersected in this trench and in drill hole SV06-06 is similar in appearance to the altered andesite encountered in the previous drilling and trenching at the Karabulak Prospect, 1.2 kilometers to the south.

In February 2007, the Company retained a geophysics contractor to provide a detailed, comprehensive interpretation of all ground geophysical data collected to date from the Severny and Karabulak Prospects on the Bulakashu Project.  The interpretation was used to finalize drill targets for the summer of 2007.  A total of approximately 6,000 meters of drilling has been proposed to test targets at Severny and Karabulak.  The Company retained a local drilling and mining contractor to provide two core rigs to conduct the year’s drill program; the same contractor was also mobilized to the site with two drill rigs to complete the drilling they were contracted to do last year and to build drill access roads, some of which required drilling and blasting.

During the second week of May, 2007 the Company initiated its 2007 exploration and drill program on the Bulakashu Property with the opening of the site camp, the arrival of two drill rigs from Kichi Too Co. (“Kichi Too”) and commencement of the regional reconnaissance program. Due to delays in receiving all of the permits to operate in Kyrgyzstan, the two EDCO diamond drill rigs and drill crews were not in a position to commence drilling as planned on June 1, 2007 and ultimately did not commence drilling until the last week of August 2007.  Because of this delay, the Company retained Kichi Too to continue drilling past the amount specified in their contract.  Although production from the Kichi Too drills has been slow, it was essential to retain their services until the Company was certain the EDCO was going to receive the necessary permits from the Kyrgyz government and thus insure that this year’s program would be completed. EDCO received all necessary permits and commenced drilling with two rigs at the end of August 2007.  Since Severny is the highest priority prospect on the property, a decision was made to delay the drilling on Karabulak until

2008 and  keep all four drill rigs (2 EDCO and 2 Kichi Too) active at Severny so as much drilling as possible could be completed at Severny.

Due to winter conditions the Company completed its 2007 drill program at the Severny Prospect at the end of October.  A total of 4,405 meters was completed in 19 holes.  Based on favourable exploration results from the 2006 exploration programs carried out on the Severny and Karabulak prospects on the Bulakashu property, the Company originally planned to carry out a 6,000 meter drill program on both prospects, the bulk of which would be carried out on the Severny Prospect.  The Company initiated the 2007 drill campaign with 2 drill rigs that were later joined by two more drill rigs in August of 2007.  Due to mechanical problems with heavy equipment (drills and bulldozers) and poor drill rigs, bull dozers and poor production, only 19 drill holes, totaling 4,405 meters of the proposed 6,000 meter program, were completed, entirely at Severny. Assay results are still pending for some of the drill holes completed to date.  Once received, a compilation and interpretation of the drill results form the 2007 drill campaign will be used to plan exploration activities for 2008.

The drilling at Severny was conducted at 200 metre centers along NE-SW trending fences designed to test IP-resistivity anomalies and associated surface gold mineralization identified in the fall of 2006.  Hole SV07-07 was drilled to a depth of 296 metres, intersecting sporadic gold mineralization and quartz-sericite-pyrite alteration (“QSP”) throughout most of the hole.  Hole SV07-08, 200m to the southwest of Hole SV07-07, was drilled to a depth of 501 metres, intersecting strengthening QSP alteration and gold mineralization over wider intervals.  Hole SV07-09 was drilled to a depth of 320 metres, under a road cut where a surface rock chip sample returned 48m of 2.27 g/t gold.  Hole SV07-09 intersected two distinct, broad zones of gold mineralization and associated intense QSP alteration.  The mineralized intervals are separated by post mineral, unaltered andesite dikes.  The mineralization and alteration vectors point toward the southwest where last year’s rock chip surface sampling encountered gold values ranging from 0.14 g/t up to 37.7 g/t in QSP altered greenstones.  The drill holes are not being completed in sequential order, and the table below shows the significant drill intercepts as of September 20, 2007.

Hole	Azimuth/Dip	From (metres)	To (metres)	Interval (metres)	Au (g/t)
SV07-07	0/90	54	61	7	1.07
SV07-08	0/90	34	35	1	6.86
		101	118	17	0.53
		128	136	8	0.68
		151	163	12	0.60
		171	177	6	1.20
		188	195.4	7	0.74
SV07-09	0/90	1	44	43	1.49*
including		1	12	11	2.46
including		17	25	12	2.31
		92	149	47	1.38**
including		92	97	5	2.80
including		100	109	9	2.10
including		114	118	4	2.45
including		126	133	7	2.36
  *  Interval contains 4 samples with gold analyses greater than 3.0 g/t Au (8.63, 4.58, 4.47 and 5.19 g/t Au)
**  Interval contains 6 samples with gold analyses greater than 3.0 g/t Au ( 8.69, 3.69, 3.49, 3.84, 3.67, and 4.26 g/t Au)

In addition to drilling, additional ground magnetic and IP/resistivity geophysical surveys have been conducted in the Bulakashu River basin to the west of Severny where extensions of the Severny structures and alteration halos were found.  Preliminary results are encouraging and the pattern of magnetic lows, probably caused by magnetite destruction, are coincident with IP chargeability highs, probably caused by sulphidization, and are the same as found at Severny.  The final interpretation and report is in progress.

Eastern Sary Jaz Property

The Eastern Sary Jaz Property was acquired by the Company based on its favorable geological and structural setting for hosting gold mineralization. In November 2005, BMC, the Company’s 100% controlled Kyrgyz subsidiary, was granted an exploration license for the Eastern Sary Jaz Property in Eastern Kyrgyzstan (the “Eastern Sary Jaz Property”).  The Eastern Sary Jaz License gives BMC the exclusive rights to explore the Eastern Sary Jaz Property for a period of one year, renewable up to a period of ten years.  The Company’s 2006 exploration contract with the KSAG required that a minimum of US $80,000 be spent on the Eastern Sary Jaz Property by December of 2006. The Company met this commitment for 2006, resulting in the renewal of the license for 2007.

In 2007, the KSAG extended the license period for Eastern Sary Jaz until December 31, 2010. The extension of the license period will be subject to the Company successfully fulfilling the terms of annual license agreements until 2010. As per the terms of the 2007 license agreement , the Company was required to incur a minimum exploration expenditure of 12,207,000 som (approximately USD$305,000) in 2007.  The Company met its spending requirement.

Property Description and Location

The Eastern Sary Jaz Property is defined by License No: AP 303, issued by KSAG and comprises 912 km2 in size (the “Eastern Sary Jaz License”).  Concurrent with the license renewal for 2007, the Company relinquished 90 km2 of the license area and subsequently added 140 km2 of new area, resulting in a revised, contiguous area of 962 km2. . The boundary of the Eastern Sary Jaz License area is defined by the following coordinates on the following map prepared by Lakehead Geological Services Inc. dated December 4, 2007:

Corner	Longitude (degrees)	Latitude (degrees)
1	79.54	42.36
2	80.00	42.37
3	80.14	42.29
4	80.03	42.29
5	80.03	42.25
6	79.98	42.25
7	79.98	42.21
8	79.45	42.21
9	79.45	42.24
10	79.50	42.24
11	79.50	42.27
12	79.52	42.27
13	79.52	42.28
14	79.55	42.28

Map - 4

14360000
14370000
14380000
14390000
14400000
14410000
14420000
14430000
4710000
4700000
4690000
4680000
4670000
Kazakhstan
Kyrgyzstan
China

Eastern Sary Jaz Property
Eastern Kyrgyzstan

0 5,000 10,000 20,000 m

GK Zone 14/Pulkovo 1942

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Eastern Sary Jaz Property covers an area of 912 square kilometers along the Kyrgyzstan-Kazakhstan border, approximately 110 east of Centerra Gold Inc.’s Kumtor Deposit.  The property is accessed by traveling east from town Karakol approximately 100 kilometers by paved road to the property’s northwestern boundary and then portions of the property can be accessed by a network of gravel logging roads that enter the property from its northern border.  More remote parts of the property are accessed by foot trail and horse back.  Topography on the property is dominated by rugged glaciated mountain terrain with elevations ranging from 3,100 to 6,200 meters above sea level.   Many of the higher peaks are snow covered year round and glaciers occupy many of the higher valleys.  Alpine type vegetation occurs at more moderate elevations on the property, giving way to coniferous forests at lower elevations. There are numerous glacier fed rivers, streams and lakes on the property.  The property is completely snow covered from late October to May with temperatures ranging from –30C in the winter to +15 in the summer.

Geological Setting and Deposit Types

The Eastern Sary Jaz Property occurs in the Tien Shan Metallogenic belt which extends from Uzbekistan in the west, through Tajikistan and Kyrgyzstan into northwestern China.  The Tien Shan belt of rocks is a major metallogenic province, which is host to a number of multi-million ounce gold deposits.  One such deposit, the Kumtor Gold Deposit, is hosted within Vendian rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and the Atbashi-Inylchek fault to the south. This sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometers, onto the Eastern Sary Jaz property.

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

Exploration

The Company conducted its first exploration program on the property during the summer for 2006. During the 2006 field season, field crews were successful in discovering a series of quartz stockwork occurrences within a three kilometer long zone of altered black pyritiferous shale.  The shale is capped by a limestone unit, which has been locally altered, consisting of an assemblage of fuchsite, pyrite, and quartz.  Over 500 surface chip and grab samples have been collected. Analytical results received to date from this sampling has returned assays ranging from nil up to 1.3 g/t Au, up to 69.1 g/t Ag and more than 5.0% Cu. Based on these results, the Company carried out a small follow-up exploration program consisting of surface prospecting and mapping.  The Company has completed the 2007 exploration program.  Due to the above mentioned legal reasons, the field program for 2008 has been suspended.

Employees

As of the date of this annual report, the Company has two full-time employees and one part-time employee, including its officers.  In addition, the Company employs a number of consultants to perform specific functions, on an as-needed basis.

As of November 30, 2008, BMC employed 25 employees, including its officer, and Centrasia Kazakhstan employed three part-time employees, including its officers.  As of January 1, 2009, BMC proposes to reduce its staff to 2 full-time employees and two part-time employees.  See "Item 6. Directors, Senior Management and Employees - Employees" and "Item 7. Major Shareholders and Related Party Transactions - Releated Party Transactions."
Organizational Structure

As of the date of this annual report, the Company has seven subsidiaries:

1.
Magellan Holdings (BVI) Corp. (“Magellan Holdings”), a wholly-owned subsidiary of the Company, incorporated under the laws of the British Virgin Islands on May 9, 2005.  Magellan Holding (BVI) Corp. owns Magellan Gold (BVI) Inc. and R.P.I.M. Minerals Ltd.

2.
Magellan Gold (BVI) Inc. (“Magellan (BVI)”), a company incorporated under the laws of the British Virgin Islands on May 9, 2005. Magellan (BVI) is a wholly-owned subsidiary of Magellan Holdings (BVI) Corp. and owns Bulakashu Mining Company Ltd. and Centrasia Mining Kazakhstan Ltd.

3.
0724000 B.C. Ltd. (“724 BC”), a company continued under the laws of British Columbia, which is a wholly-owned subsidiary of the Company.  724 BC was incorporated as Magellan Gold Corp. on February 4, 2004, under the Nevada Business Corporations Act under the name Magellan Gold Corp.  724 BC changed its name to Centrasia Mining Corp. and continued its corporate jurisdiction from the State of Nevada to the Province of British Columbia on May 9, 2005.  On September 14, 2005, 724 BC changed its name to its current name in connection with the 724 BC Acquisition.

4.	Bulakashu Mining Company Ltd. (“BMC”), a company registered in the Kyrgyz Republic on June 4, 2004. BMC is a wholly-owned subsidiary of Magellan BVI.

5.
Centrasia Mining Kazakhstan Ltd. (“Centrasia Kazakhstan”) a company registered in the Republic of Kazakhstan in April 2006, but inactive until summer 2006.  Centrasia Kazakhstan is a wholly-owned subsidiary of Magellan BVI.

6.	R.P.I.M. Minerals Ltd. (“RPIM”) a company registered in Cyprus on April 28, 2007 to hold the shares of Zao Rudprominvest

7.	Zao Rudprominvest (“RPI”), a company incorporated in Russia on July 7, 2004.

Organizational Chart

		Kola Mining Corp. (British Columbia)

100%		100%
0724000 B.C. Ltd. (British Columbia)		Magellan Holdings (BVI) Corp. (British Virgin Islands)

	100%	100%
R.P.I.M. Minerals Ltd. (Cyprus)		Magellan Gold (BVI) Corp. (British Virgin Islands)

	100%	100%	100%
Zao Rudprominvest (Russia)		Bulakashu Mining Company Ltd. (Kyrgyz Republic)	Centrasia Mining Kazakhstan Ltd. (Republic of Kazakhstan)

Principal Offices

The Company’s corporate office is located at Suite #598, 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1.  The corporate office facility lease runs through April 30, 2013 and requires rent of approximately $11,000 per month.  The Company plans to sublease this space to another company in order to reduce its overhead.

The Company’s subsidiary BMC maintains an office in Bishkek, Kyrgyzstan on a yearly basis, payable for each subsequent year in full at the rate of US$880 per month.  The Company is in the process of closing this office.

The Company’s subsidiary Centrasia Kazakhstan maintains an office in Almaty, Kazakhstan, on a month-to-month basis for US$700 a month.  The Company is in the process of closing this office.

See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Item 4A.  Unresolved Staff Comments.

Not applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2008, 2007, and 2006, should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 16 of the consolidated financial statements of the Company included herein.  The noon rate of exchange on December 1, 2008, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $0.8084 (US $1.00 = CDN$1.237).  The effects of inflation and price changes have not had a material impact on the Company’s income or net sales revenues during the past three years.  Foreign currency fluctuations have not had a material impact on the Company during the last three fiscal years and the Company does not engage in any foreign currency hedging activities.

Overview

The Company is a junior mineral exploration company actively engaged in the acquisition, exploration and development of mineral properties located in Kyrgyz Republic and other countries in Central Asia, Eastern Europe and Russia.  On September 14, 2005, the Company completed a recapitalization whereby it purchased all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis (the “Acquisition”).

724 BC’s principal asset was an agreement (the “Marsa Option”) to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. (“Marsa”), a privately owned Kyrgyz company.  The sole asset of BMC was a license permitting the exploration of an area in the north-central part of the Kyrgyz Republic, covering approximately 240 square kilometers (the “Bulakashu Gold Property”).  The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property.

The completion of the Acquisition and issuance of Company shares on the purchase of $400,000 of indebtedness of 724 BC resulted in the 724 BC shareholders holding the majority of the combined Company’s issued and outstanding common shares.  Accordingly, the Acquisition was treated as a reverse takeover and effective September 14, 2005, the financial statements were treated for accounting purposes as a recapitalization.

In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property, replacing the Marsa Option, whereby BMC has transferred its ownership interest in Bulakashu Gold Property back to Marsa.  Marsa then assigned all of its interests to Kantanna Company Limited (“Kantanna”).  Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company.  As a result, BMC now holds an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly hold the exploration licenses on the Eastern Sary Jaz Property.  The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.  In August of 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for the Company to acquire the remaining 62.5% interest in the Bulakashu Property that it had not then yet acquired. The other requirement was the issuance of 375,000 shares to the vendor, which the Company has now issued.  Thus the Company acquired the remaining 62.5% interest in the Bulakashu Property and now owns the entire Bulakashu Property.

On May 11, 2007, the Company entered into a share purchase agreement to acquire a 100% interest in the Souker Nickel-Copper deposit, and the Uleeta and Tsaga Nickel-Copper exploration properties (collectively the “Russian Properties”) for initial payments of US $6,000,000 and 12,500,000 shares of the Company, with cash payments of an additional US $5,000,000 in 2008 and US $1,500,000 in 2009.  On July 24, 2007, the Company announced that it had successfully completed the transaction and acquired a 100% interest in the Russian Properties through the acquisition of a Cyprus-registered company which owns a Russian-registered company which owns the Russian Properties.  The Company made the initial cash payment of US $6,000,000 and issued 12,500,000 shares of the Company to the vendor, Stargate Solutions Limited (“Stargate”).  An initial finders/success fee of US $300,000 cash plus 625,000 shares has been paid to

DBM Capital Partners Ltd. (“DBM”).  The balance of the cash finders/success fee of US $325,000 will be payable as the Company makes the balance of the loan payments.  All of the shares issued for the acquisition and to DBM are subject to an escrow agreement pursuant to which the shares will be released from escrow in the normal course over a period of eighteen months.

Subsequent to May 31, 2008, the Company paid US $5,000,000 of its long-term debt and US$250,000 of its finders/success fee.

During fiscal 2008 the Company was made aware of a legal dispute concerning the ownership of BMC, the Company’s Kyrgyz subsidiary.  BMC holds the interests in the Bulakashu and Eastern Sary Jaz properties.  Due to the ongoing legal dispute and the Company’s focus on the Souker Project, as at May 31, 2008, the Company has determined to cease exploration activities in Kyrgyzstan and, accordingly, recorded a $3,413,851 write-off of all of its unproven mineral interest costs pertaining to its Bulakashu and Eastern Sary Jaz properties.

The Company derives interest income on its bank deposits and other short-term deposits, which depend on the Company’s ability to raise funds.  Of most significance would be further cash received from issuance of shares to fund ongoing activities.  The Company may require significant additional financing and there is no assurance that funds will be available on terms acceptable to the Company or at all.

The Company’s consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.  Significant areas requiring the use of management estimates relate to the estimation of stock-based compensation, the determination of environmental and asset retirement obligations, impairment of mineral claims and deferred exploration expenditures, the related rates of amortization and the determination of future income tax assets and liabilities.  Actual results could differ from these estimates.

Unproven Mineral Interests

Acquisition and exploration costs directly relating to unproven mineral interests are deferred until the mineral interests to which they relate are placed into production, sold or abandoned.  The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned.  Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

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

Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company’s title.  Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interests costs or recoveries when the payments are made or received.

Results of Operations

On September 14, 2005, the Company completed all the transactions under the Acquisition as described in “Recapitalization and Acquisition” and “Selected Financial Data”.  The Acquisition was treated as a recapitalization and the consolidated financial statements represent a continuation of the legal subsidiary, 724 BC as the legal parent.  Accordingly, as a public company, the Company has experienced a significant increase in costs during fiscal 2006.

Year Ended May 31, 2008 Compared to Year Ended May 31, 2007

During fiscal 2008, the Company recorded a loss of $6,586,225 ($0.13 per share) compared to a loss of $2,036,069 ($0.10 per share) for fiscal 2007, an increase in loss of $4,550,156.  The increase in the loss in fiscal 2008 is mainly attributed to the write-off of unproven mineral interests, increased activities in fiscal 2008 as a result of increased staffing, and the increase in non-cash stock-based compensation in fiscal 2008, which was partially offset by foreign exchange gain on long-term debt.

General and administrative expenses of $4,102,354 were incurred during fiscal 2008, an increase of $2,152,561, from $1,949,793 in fiscal 2007.  Specific expenses of note during fiscal 2008 are as follows:

●	accounting and administrative fees of $81,000 (2007 - $76,850) were charged by Chase, a private company controlled by Mr. Nick DeMare, a director of the Company;
●	legal fees of $160,779 (2007 - $63,021) were incurred for services provided in preparing and reviewing property agreements and on-going legal matters;
●
the Company incurred travel costs of $550,977 (2007 - $284,729) for review of potential property acquisitions in Central Asia, Russia and Eastern Europe, numerous Company site visits and participation in several international investment conferences;

●
management fees totaling $139,300 (2007 - $82,975) was paid to Mr. Douglas, Turnbull, the former President of the Company, for his full-time services, of which $95,169 (2007 - $46,214) has been expensed as management fees and $44,131 (2007 - $36,761) has been capitalized to unproven mineral interests;

●
office expenses increased by $182,931 from $122,551 in fiscal 2007 to $305,492 in fiscal 2008.  The increase is attributed to expenses required to maintain offices in Canada, Kazakhstan, Kyrgyz Republic and Russia;

●
audit fees of $39,116 (2007 - $16,456) were incurred for the audit of the 2007 year-end consolidated financial statements.  During fiscal 2007, the recorded audit fees were lower due to the change in the basis of recording audit fees;

●
recorded $88,676 (2007 - $28,300) for investor relations fees of which $40,000 (2007 - $nil) was paid to CP Capital Group Ltd. (“CP Capital”).  CP Capital is a private company controlled by Mr. Cary Pinkowski, the current President and CEO of the Company;

●	recorded amortization of $107,213 (2007 - $46,518) on its capital assets in Canada, the Kyrgyz Republic, and Russia;
●	rent totaling $101,878 (2007 - $50,706) were paid for rental of office space in the Kyrgyz Republic, Kazakhstan, Russia and Canada;
●
corporate development expenses totaling $168,284 (2007 - $92,263) were incurred for an ongoing market awareness and promotional campaign and participation in several international investment conferences;

●	salaries totaling $575,806 (2007 - $238,980) were paid for increased administrative staff in the mining offices in the Kyrgyz Republic, Kazakhstan and Russia;
●	professional fees of $239,666 (2007 - $224,382) were paid for services provided by consultants in the mining offices in the Kyrgyz Republic, Kazakhstan, Russia and Canada;
●	during fiscal 2007, the Company incurred property due diligence costs of $99,242 to investigate a potential acquisition of a mineral property in Kazakhstan; and
●	recognition of $1,501,176 (2007 - $503,400) in non-cash stock based compensation on the granting and vesting of stock options.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.  Interest income is generated from cash held with the Company’s financial institution.  During fiscal 2008, the Company reported interest income of $133,131 compared to $42,993 in fiscal 2007.  The increase is attributed to higher levels of cash held during fiscal 2008.

During fiscal 2008, the Company paid $6,642,344 (US$6,300,000), issued 13,207,615 common shares and long-term debt of US $6,825,000 and incurred $444,305 costs associated with the RPIM Acquisition.  The Company also was required to pay a further US $6,500,000 to Stargate and US $325,000 to DBM.  These debt are non-interest bearing and, as a result, were recorded at a discount rate of 12% to reflect management’s estimate of the fair value of the debts at the time of completion of the transaction.  The debts are being accreted to their face values over the terms of the debts by recording interest costs.  During fiscal 2008 the Company accreted $635,260 as interest costs, which have been capitalized to unproven mineral interests.  The Company also recorded a foreign exchange gain in fiscal 2008 of $796,849, compared to a foreign exchange loss of $76,908 in fiscal 2007.  The foreign exchange gain was due to the favourable effect of the strengthening of the Canadian dollar vis-a-vis the United States dollar on the Company’s United States denominated debt.  The Company has also recorded $8,157,000 future income tax liabilities related to the RPIM Acquisition.  See “Company Overview”, “Exploration Update” and Note 3 to the May 31, 2008 audited consolidated financial statements for further discussion of the RPIM Acquisition.

During fiscal 2008, a legal dispute arose concerning the ownership of BMC.  The dispute has created uncertainty regarding validity of the Company’s tenureship over its mineral interests held in the Kyrgyz Republic.  In light of the uncertainty, the Company recorded a write-off of $3,413,851 relating to its mineral property interests located in Kyrgyzstan.  During fiscal 2007, the Company recorded a write-off of $52,361 as a result of its withdrawal from an option agreement on the Turgeldy Property.

Year Ended May 31, 2007 Compared to Year Ended May 31, 2006

During fiscal 2007, the Company recorded a loss of $2,036,069 ($0.10 per share) compared to a loss of $1,206,667 ($0.10 per share) for fiscal 2006, an increase in loss of $829,402.  The increase in the loss in fiscal 2007 is mainly attributed to the ongoing corporate costs as a public reporting and TSXV listed company, increased activities in fiscal 2007 due to activities relating to the Company’s increased exploration activities of its unproven mineral properties, additional costs of ongoing reviews of and due diligence conducted on potential property acquisitions in Central Asia and Russia and the impact of non-cash stock-based compensation recognition.

General and administrative expenses of $1,949,793 were incurred during fiscal 2007, an increase of $755,307, from $1,194,486 in fiscal 2006.  Specific expenses of note during fiscal 2007 are as follows:

●	the Company incurred accounting, management and administrative fees of $76,850 (2006 - $62,358) provided by Chase;
●
the Company incurred legal fees of $63,021 (2006 - $93,785).  General legal expenses were incurred in fiscal 2007 mainly for the preparation of the Form 20F, whereas the Company incurred significant legal expenses in fiscal 2006 negotiating the terms of the Acquisition;

●
the Company incurred travel costs of $284,729 (2006 - $170,984) for review of potential properties in Central Asia, Russia and Eastern Europe, numerous Company site visits and the attendance to an investment conference in Frankfurt, Germany;

●
the Company incurred total management fees of $82,975 (2006 - $80,500) to its President, of which $46,214 (2006 - $67,438) has been recorded as management fees and $36,761 (2006 - $13,062) has been capitalized to unproven mineral interests or deferred acquisition costs;

●	expenses such as regulatory fees, shareholder costs and office expenses have increased significantly due to the reporting requirements of a public company;
●
the Company incurred corporate development expenses totaling $92,263 (2006 - $60,655) for a market awareness and promotional campaign and participation in an investment conference in Frankfurt, Germany;

●	the Company paid salaries of $238,980 (2006 - $75,193) for the administrative staff in the mining offices in the Kyrgyz Republic and Kazakhstan;
●	the Company incurred professional fees of $224,382 (2006 - $151,170) mainly for administrative services provided by consultants in the mining offices in the Kyrgyz Republic, Kazakhstan and Canada;
●	the Company incurred property due diligence costs of $99,242 (2006 - $170,217) due to unsuccessful negotiations on a mineral property in Kazakhstan; and
●	recorded $503,400 (2006 - $137,250) in non-cash stock based compensation on the vested portions of stock options granted during fiscal 2007.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.  Interest income is generated from cash held with the Company’s financial institution.  During fiscal 2007, the Company reported interest income of $42,993 compared to $19,455 in fiscal 2006.  The increase is attributed to higher levels of cash held during fiscal 2007.

During fiscal 2007, the Company spent $395,319 on exploration activities on its unproven mineral interests mainly on the Bulakashu Property.  See “Exploration Update” for further discussion.

During fiscal 2007, the Company completed a non-brokered private placement of 4,000,000 units for gross proceeds of $2,000,000 and issued 4,904,863 common shares on the exercise of stock options, warrants and agent options for gross proceeds of $2,664,078.

Liquidity and Capital Resources

During fiscal 2008, the Company received gross proceeds of $12,600,000 on the completion of a private placement for 10,500,000 units and completed the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares of the Company to Stargate.  In addition, the Company paid the initial finder’s fee of US $300,000 and issued 625,000 common shares to DBM.  The Company also issued 82,615 common shares to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI.  As at May 31, 2008, the Company had a working capital deficit of $4,612,942.

Subsequent to May 31, 2008, the Company completed a non-brokered private placement of 33,333,334 units, at a price of $0.30 per unit, for gross proceeds of $10,000,000.  Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at $0.45 per share on or before July 15, 2010.  The Company paid a finder’s fee of $250,000 in cash and issued 833,334 common shares in respect of the private placement.

The Company subsequently repaid US $5,250,000 of its long-term debt.

The Company will require additional financing to meet its ongoing levels of corporate overhead, retire existing liabilities and debt obligations and implement the required work programs on its mineral interests.  The Company expects to generate the necessary financial resources through the sale of equity securities.  The Company’s consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.  Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

There are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2009.

The Company holds its cash and cash equivalents mainly in Canadian funds.

Research and Development

During fiscal 2008, the Company recorded a total of $41,959,421 on the acquisition and exploration of its mineral interests in Russia and the Kyrgyz Republic, comprising:  (i) $34,717,738 attributable to unproven mineral interests acquired in the RPIM Acquisition; (ii) the issuance of 375,000 common shares, at a fair value of $405,000 as consideration for the waiver of a remaining expenditure commitment on the Bulakashu Property; (iii) $635,260 for the accretion of interest costs on the debts owed to Stargate and DBM; and (iv) exploration expenditures totaling $6,201,423, of which $3,946,865 was incurred on the Souker Property.

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

Off Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

As of May 31, 2008, the Company had the following long-term debt obligations (in US dollars):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt due to Stargate	6,500,000	5,000,000	1,500,000	--	--
Long-term debt due to DBM	325,000	250,000	75,000	--	--
Office lease	649,000	132,000	264,000	253,000	--
TOTAL	7,474,000	5,382,000	1,839,000	253,000	--

Governmental Policies

Except as set forth in “Item 10.  Additional Information,” there are no governmental economic, fiscal, monetary or political policies known to the Company that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by U.S. shareholders.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth the names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report:

Name	Position with the Company	Term of Office (for each office held)
Igor Kovarsky	President Chief Executive Officer	June 1, 2008 to present June 1, 2008 to present
Mikhail Yuryev	Chairman Director	November 20, 2008 to present November 20, 2008 to present
Nick DeMare	Chief Financial Officer Director	September 24, 2003 to present October 27, 2002 to present
Grigory A. Aleksenko	Director	July 24, 2007 to present
Sergey Makarov	Director	November 20, 2008 to present
Cary Pinkowski	Director	September 14, 2005 to present

Name	Position with the Company	Term of Office (for each office held)
Oleg Kim	Vice-President of Operations	July 3, 2007 to present
William J. Tafuri	Vice-President of Exploration	September 14, 2005 to present
Darrell Podowski	Corporate Secretary	November 20, 2008 to present

Directors are elected at each annual general meeting of the shareholders of the Company and serve until the next annual general meeting or until their successors are elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).  The Company does not have an executive committee or a compensation committee. The Company’s audit committee is responsible for reviewing the Company’s financial statements before they are approved by the Company’s directors.

There are no family relationships between any directors or executive officers of the Company.  To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

Set forth below are brief descriptions of recent employment and business experience of the Company’s officers and directors.

Igor Kovarsky (Age 51), President and Chief Executive Officer

Mr. Kovarsky has almost 30 years of experience in the construction and mineral sectors in exploration, engineering, development and operations.  Since 1992, he worked with Centerra Gold Inc. and Cameco Gold in various roles including Director and Vice-President, Government Affairs & Business Development.  Mr. Kovarsky worked for 15 years with various organizations in the former Soviet Union, including the Moscow regional government as Chief of the Construction Department.  Mr. Kovarsky spent years cultivating extensive relationships with the most influential decision-makers at all levels of government in the former Soviet Union, Central Asia, Mongolia and North America.   Mr. Kovarsky received his Masters in Civil/Structural Engineering from Moscow Technical University (MADI) in 1980, and Diploma in Foreign Relations & International Politics from Moscow Political University in 1985.  He completed the Queen’s Strategy Program at Queen’s School of Business, Queen’s University, Canada in 2005, and the Ivey Leadership Program at Richard Ivey School of Business, University of Western Ontario, Canada in 2004.  He is a member of the Prospectors and Developers Association of Canada.  He was made an Honorary Miner of Kyrgyz Republic and Mongolia in 1998 and 2004 respectively.

Mikhail Yuryev (Age 49), Chairman of the Board and Director

Mr. Yuryev has been the Chief Executive Officer of Cvetmetholding Ltd., an investment company specializing in mining projects in Russia and the Commonwealth of the Independent States, since 2007. From 2005 to 2007, he was the Chairman of the board of directors of Joint Stock Company Eurofinance Group, an investment company with a diversified portfolio of projects from various industries.  Before that, from 2003 to 2005, Mr. Yuryev was the Chairman of the Board of the Investment and Industrial Group Eurasia, an investment company with projects in construction, energy and finance sectors.  He was the Deputy Speaker of the Duma for the Russian Federation from 1996 to 1999.  In addition, Mr. Yuryev has approximately ten years of experience dealing with Russian mining and oil and gas companies.

Nick DeMare (Age 54), Chief Financial Officer and Director

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia.  Mr. DeMare devotes approximately 10-15% of his time (approximately 4-6 hours per week) to the affairs of the Company.  Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital.  Mr. DeMare indirectly owns 100% of Chase.  Mr. DeMare currently serves as an officer and/or director of Aguila American Resources Ltd., Andean American Mining

Corp., Astral Mining Corporation, Atlas Minerals Inc., Ausex Capital Corp., Enterprise Oil Limited, GeoPetro Resources Company, GGL Diamond Corp., Golden Peaks Resources Ltd., Halo Resources Ltd., Lariat Energy Ltd., Lumex Capital Corp., Mawson Resources Limited, Mirasol Resources Ltd., Rochester Resources Ltd., Salazar Resources Limited, Sinchao Metals Corp., Tinka Resources Limited and Tumi Resources Limited.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”

Grigory A. Aleksenko (Age 39), Director

Mr. Aleksenko is the managing partner and cofounder of AGA Management Ltd. AGA Management Ltd., a leading, Moscow based consulting company specializing in Russian financial and mergers and acquisitions (“M&A”) markets and played an instrumental role in the acquisition of the Russian Properties as agent for the vendor. He has more than nine years of professional experience in M&A, strategic consulting and restructuring projects for international corporations with Bain & Company (Moscow-Johannesburg-Sydney) and two years as a manager with the investment banking division of Renaissance Capital. Mr. Aleksenko graduated from Moscow State University and has an MBA from the International School of Business, INSEAD.

Sergey Makarov (Age 53), Director

Dr. Sergey Makarov has been the General Director and co-founder of Closed Joint Stock Company NPO Gimein, a company that promotes geological projects in Russia, since 1992.  He was the President of Stargate from April 11, 2007 to November 25, 2008.  Dr. Makarov has more than 20 years of experience in environmental monitoring and environmental protection in different regions of Russia, including the Kola Peninsula, and has wide experience as an entrepreneur developer of the mining projects in Russia.  He is a graduate of Moscow State University (1977) and holds a PhD in Geography (1986).  Dr. Makarov’s experience includes being the head of the Research Division in the Central Institute (Research Center) of the Russian Federal Agency of Hydrometeorology and Environmental Protection.

Cary Pinkowski (Age 38), Director

Mr. Pinkowski has fifteen years of experience in dealing with North American and European capital markets. Mr. Pinkowski was an investment adviser with Canaccord Capital Corporation from June 1992 to November 2004. During this time Mr. Pinkowski specialized in venture and resource company financings and maintained a large retail and institutional clientele. Since December 2004, Mr. Pinkowski has acted as a business and corporate development advisor to Entrée Gold Inc.   See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”

Oleg Kim (Age 49), Vice-President of Operations

Mr. Kim is a Kyrgyz national. Mr. Kim has been the principal of Marsa Gold since 2003 and the General Director of BMC since July 2004. Mr. Kim has graduate and post graduate qualifications in geology from Russia and Uzbekistan and further qualifications in economics from McGill University. From 1985 to 1992 Mr. Kim worked for a number of state geology organizations in the Kyrgyz Republic and subsequently Kyrgyzaltyn, the principal mining state in the Kyrgyz Republic. Mr. Kim was involved from 1993 until 2000 with the development of the Kumtor gold deposit joint venture with Cameco Corporation and in 1998 became exploration manager at Kumtor in charge of the major continuing exploration program for this gold mine. Mr. Kim was also generally responsible for Cameco’s CIS (former Soviet Union) exploration programs. Since 1992 Mr. Kim has developed his own business interests in gold exploration and productions. Since June 2004, Mr. Kim has been a General Director of Andash Mining Company in the Kyrgyz Republic.  Mr. Kim has also held a controlling interest in Kantanna since its inception in late 2004.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”  Mr. Kim devotes at least 50% of his time (approximately 20 hours per week) to the business and affairs of BMC.

William J. Tafuri (Age 67), Vice-President of Exploration

Dr. Tafuri has a Ph.D. in geology and over 30 years of mining and exploration experience in precious and base metals. In addition to Dr. Tafuri’s consulting experience, he has worked for number of major international and mining companies including Phelps Dodge Corporation, Santa Fe Pacific Gold Corporation, Kinross Gold Corporation and Getty Mining. Prior to 1995, Dr. Tafuri worked primarily in the western United States, as an exploration geologist early in his career and ultimately as the Western U.S. Exploration Manager of Getty Mining.

From 1995 to 1998, Dr. Tafuri served as regional geologist for Santa Fe Pacific Gold Corporation in Kazakhstan. For the year following, Dr. Tafuri served as senior geologic advisor to Phelps Dodge Corporation in Kazakhstan and Russia assisting with exploration, negotiation and acquisition of new projects. From 1999 to 2001, Dr. Tafuri worked for Kinross Gold Corporation principally involved with the evaluation of projects in Russia, North and South America. Since 2001, Dr. Tafuri has focussed on his consulting business, mainly conducting property evaluations in Kazakhstan.  Dr. Tafuri is a member of the Society of Economic Geologists and the Geological Society of America. See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”  Dr. Tafuri devotes a portion of his time to the affairs of the Company.

Darrell Podowski (Age 46), Secretary

Mr. Podowski is a business and securities lawyer with over 15 years of experience in British Columbia and internationally, whose practice concentrates on the mining resource and technology industries.  He has been with the firm of Lang Michener LLP and became a partner in 2008.  Previously, Mr. Podowski practiced law in British Columbia and Bermuda.  He was also corporate counsel with Teck Cominco Limited from 2001 to 2004.  Apart from his legal education, Mr. Podowski has a bachelor of science degree in Geophysics from the University of British Columbia.  Mr. Podowski’s duties as corporate Secretary of the Company do not require substantial time.

Compensation

Pursuant to a management services agreement by and among the Company, Lakehead Geological Services, Inc. (“Lakehead”) and Douglas Turnbull dated September 1, 2007 (the “Lakehead Agreement”), the Company retained Lakehead to provide management services to the Company, to include the services of Douglas Turnbull as President of the Company.  Lakehead is a private corporation owned by Mr. Turnbull.

Pursuant to the Lakehead Agreement, Mr. Turnbull agreed to spend approximately ninety percent of his working hours, or up to 36 hours per week, working for the Company.  In consideration for the services provided by Lakehead, the Company agreed to pay Lakehead $12,500 per month.  Mr. Turnbull resigned as the President and CEO on March 11, 2008 and the Lakehead Agreement terminated June 1, 2008.  During the fiscal years ended May 31, 2008 and 2007, the Company was billed a total of $139,300 and $82,975, respectively, by Lakehead for Mr. Turnbull’s services.

During fiscal 2007, the Company was billed $97,513 for professional services provided by William Tafuri, an officer of the Company, and $112,695 for legal services provided by James Harris, then the Corporate Secretary of the Company.  As at May 31, 2006, $34,751 remained outstanding and was included in accounts payable and accrued liabilities.

Additionally, pursuant to a consulting agreement, (the “Tafuri Agreement”), between the Company and William Tafuri dated December 1, 2005, the Company retained Dr. Tafuri to act as its Vice-President of Exploration and Director of Operations, Asia effective as of December 1, 2005. The term of the Tafuri Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement.  The Tafuri Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term.  The Company was billed $88,378 for Dr. Tafuri’s services for fiscal 2008.

During fiscal 2006, Oleg Kim, a director of the Company and principal of Marsa and Kantanna, received US $60,300 in compensation from the Company. Additionally, pursuant to a consulting agreement (the “Kim Agreement”) between the Company’s subsidiary BMC and Oleg Kim dated November 23, 2005, BMC has retained Mr. Kim to act as its General Director effective as of December 1, 2005. The term of the Kim Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement.  The Kim Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term.  Mr. Kim agreed to spend approximately fifty percent of his working hours working for BMC.  In consideration for the services provided by Mr. Kim to BMC, BMC pays Mr. Kim a base salary of $48,000 annually.  In addition, he receives $3000 per month from the Company.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid by the Company to the persons who were serving as its directors and officers as of May 31, 2008, which information has been disclosed to the Company’s shareholders in accordance with applicable Canadian law.

Summary Compensation Table

“Named Executive Officer” means each Chief Executive Officer (“CEO”) and each Chief Financial Officer (“CFO”) of the Company, regardless of the amount of compensation of that individual, and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent completed year exceeds $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the financial year ended May 31, 2008, the Company had three Named Executive Officers, Mr. Douglas Turnbull, the Company’s former President and CEO, Mr. Cary Pinkowski, the Company’s former President and CEO, and Mr. Nick DeMare, the Company’s CFO.  The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company’s Named Executive Officers during the financial years ended May 31, 2006, 2007 and 2008.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARS Granted (#)(2)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Douglas Turnbull(3)(4) former President & CEO	2008 2007 2006	139,300(5) 82,975(5) 61,025(5)	nil nil nil	nil nil nil	300,000 / nil nil / nil 300,000 / nil	n/a n/a n/a	n/a n/a n/a	nil 14,776(6) nil
Cary Pinkowski(4) former President & CEO	2008 2007 2006	25,000 n/a n/a	nil n/a n/a	nil n/a n/a	525,000 n/a n/a	n/a n/a n/a	n/a n/a n/a	40,000(7) n/a n/a
Nick DeMare(3) CFO	2008 2007 2006	nil nil nil	nil nil nil	nil nil nil	100,000 / nil 40,000 / nil 300,000(9) / nil	n/a n/a n/a	n/a n/a n/a	81,000(8) 76,850(8) 86,458(8)

NOTES:
(1)	Fiscal year ended May 31.
(2)	Represents stock options granted during a particular year. See “Options and Other Rights to Acquire Securities”.
(3)	On September 14, 2005, Mr. DeMare resigned as President and CEO of the Company. Mr. Douglas Turnbull was appointed as President and CEO to fill the vacancy.
(4)
On March 11, 2008, Mr. Turnbull resigned as President and CEO of the Company and Mr. Pinkowski, the Chairman of the Company, was appointed as President and CEO of the Company to fill the vacancy.  On June 1, 2008, Mr. Pinkowski resigned as the President and CEO of the Company and Mr. Kovarsky was appointed as the President and CEO of the Company to fill the vacancy.

(5)	Billed by Lakehead Geological Services Inc., a private corporation owned by Mr. Douglas Turnbull, for services provided by Mr. Turnbull.

(6)	Billed by Colourworks Presentation Inc., a private corporation owned by the spouse of Mr. Turnbull, for professional services.
(7)	Billed by GP Capital Group Ltd., a private corporation owned by Mr. Pinkowski, for professional services rendered.
(8)	Paid to Chase. Chase personnel provides accounting, professional, secretarial and administrative services to the Company. See also “Management Contracts”.
(9)	Includes 25,000 stock options granted to Chase.

Long Term Incentive Plan Awards - Award in Most Recently Completed Financial Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Company’s most recently completed financial year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options and Share Appreciation Rights

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2008 to the Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year(1)	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Douglas Turnbull	300,000	9.82%	1.20	1.20	Oct. 26/12
Cary Pinkowski	200,000 325,000 525,000	6.55% 10.64% 17.19%	1.71 1.20	1.71 1.20	May 18/12 Oct. 26/12
Nick DeMare	100,000	3.27%	1.20	1.20	Oct. 26/12

NOTES:
(1)	Percentage of all stock options granted during the financial year.
(2)
The exercise price of stock options was set accordingly to the rules of the TSX Venture.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2008 by the Named Executive Officers, and the financial year end value of unexercised options:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year -End Exercisable / Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year -End (1) Exercisable / Unexercisable ($)
Douglas Turnbull	nil	n/a	600,000 / n/a	30,000 / n/a
Cary Pinkowski	nil	n/a	925,000 / n/a	40,000 / n/a
Nick DeMare	nil	n/a	440,000(2) / n/a	30,000 / n/a

NOTES:
(1)	The closing price of the Company’s common shares on May 31, 2008 was $0.30.
(2)	Includes 25,000 options granted to Chase.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officers’ employment, a change of control of the Company or a change in the Named Executive Officers’ responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

Compensation of Directors

Cash Compensation

During the financial year ended May 31, 2008, the Company paid US$48,454 salaries and $41,526 for professional fees to Mr. Oleg Kim, a director who is not a Named Executive Officer of the Company.

Non-cash Compensation

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2008 to the current and former directors who are not the Named Executive Officers of the Company:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Directors, as a group, who are not the Named Executive Officers	500,000 100,000 350,000 950,000	16.37% 3.27% 11.46% 31.10%	1.20 1.20 1.20	0.96 1.20 1.20	Jul. 24/12 Aug. 04/12 Oct. 26/12

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2008 by the current and former directors who are not the Named Executive Officers, and the financial year end value of unexercised options:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year -End Exercisable / Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year -End (1) Exercisable / Unexercisable ($)
Directors, as a group, who are not the Named Executive Officers	nil	n/a	1,275,000 / n/a	27,500 / n/a

NOTE:
(1)	The closing price of the Company’s common shares on May 31, 2008 was $0.30.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s financial year ended May 31, 2008, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	6,175,000(1)	0.79	See Note (1)
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	6,175,000	0.79	See Note (1)

NOTE:
(1)
The Company currently has in place a fixed stock option plan (the “Plan”) whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan was set at 10,777,000 shares, being 20% of the issued shares of the Company on or about the date the Plan was approved by shareholders, and 1,502,000 options remain available for grant under the Plan as so approved.  See also “Particulars of Other Matters to be Acted Upon – A. Amendment of Stock Option Plan”.

Indebtedness of Directors, Executive Officers and Senior Officers

At no time during the Company’s last completed financial year, was any director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness was or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

Board Practices

Audit Committee

The Audit Committee Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
●	Review and appraise the performance of the Company’s external auditors.
●	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

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
(b)
Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors).

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
(d)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.
(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
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

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

	Independent (1)	Financially Literate (1)
Nick DeMare	N	Y
Grigory Aleksenko	Y	Y
Sergey Makarov	Y	Y

NOTE:
(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Relevant Education and Experience

Nick DeMare is a Chartered Accountant with significant experience working with resource issuers as a chief financial officer and as an officer or director of numerous reporting companies. Grigory Aleksenko is the managing partner and cofounder of AGA Management Ltd., a leading, Moscow based consulting company specializing in Russian financial and M&A markets.  Sergey Makarov is the General Director and co-founder of Closed Joint Stock Company NPO Gimein, a company that promotes geological projects in Russia, since 1992.  As such each has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company’s financial disclosures and internal control systems.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors” above.

Remuneration Committee

The Company does not have a separate Remuneration Committee.

Employees

Including the Company’s officers, as of the date of this annual report, the Company has two full-time employees and one part-time employee.  Corporate accounting, management and administration were provided, in part, by Chase, a company owned by Mr. Nick DeMare.  Chase provides its services to a number of public and private companies and currently employs seven full-time employees, (excluding Mr. DeMare).

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

As of November 30, 2008, BMC employed 25 employees, including its officer and Centrasia Kazakhstan employed three part-time employees, including its officers.

See Item 6. Directors, Senior Management and Employees – Compensation” and “Item 4. Information on the Company - Employees.”

Share Ownership

The following table sets forth certain information regarding ownership of the Company’s shares by the Company’s officers and directors as of November 30, 2008.

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	Igor Kovarsky	1,000,000 (2)	1.1%
Common Stock	Mikhail Yuryev	0	--
Common Stock	Nick DeMare	830,149 (3)	0.9%
Common Stock	Grigory A. Aleksenko	820,000 (4)	0.9%
Common Stock	Sergey Makarov	0	--
Common Stock	Cary Pinkowski	5,968,214 (5)	6.6%
Common Stock	Oleg Kim	1,400,000 (6)	1.6%
Common Stock	William J. Tafuri	950,000 (7)	1.1%
Common Stock	Darrell Podowski	0	--
Common Stock	TOTAL GROUP (9 persons)	11,073,213 (8)	11.8%

NOTES:
(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from November 30, 2008, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 88,004,125 shares of common stock outstanding as of November 30, 2008.

(2)	Options held by Mr. Kovarsky to acquire 1,000,000 shares.
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(3)	Includes the following shares, options and warrants beneficially owned by Mr. DeMare:
a.	9,000 shares held by Mr. DeMare;
b.	25,425 shares held by Chase Management Ltd. (“Chase”), a company owned by Mr. DeMare;
c.	255,724 shares held by DNG Capital Corp., a company owned by Mr. DeMare;
d.	options held by Mr. DeMare to acquire 515,000 shares; and
e.	options held by Chase to acquire 25,000 shares.
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(4)           Options held by Mr. Aleksenko to acquire 820,000 shares.
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(5)	Includes the following shares, options and warrants beneficially owned by Mr. Pinkowski:

a.	2,625,600 shares held by Mr. Pinkowski;
b.	1,065,948 shares held by Prussian Capital Corp. (“Prussian”), a company owned by Mr. Pinkowski;
c.	options held by Mr. Pinkowski to acquire 1,200,000 shares;
d.	warrants held by Mr. Pinkowski to acquire 779,250 shares; and
e.	warrants held by Prussian to acquire 297,416 shares.
See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(6)	Includes the following shares and options beneficially owned by Mr. Kim:
a.	850,000 shares held by Kantanna, a company controlled by Mr. Kim; and
b.	options held by Mr. Kim to acquire 550,000 shares.
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(7)	Includes the following shares, options and warrants beneficially owned by Dr. Tafuri:
a.	400,000 shares held by Dr. Tafuri; and
b.	options held by Dr. Tafuri to acquire 550,000 shares.
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(8)	See footnotes 2 through 7 above.

All of the Company’s shareholders have the same voting rights.

Options, Warrants and Other Rights to Acquire Securities

Additionally, as of November 30, 2008, the Company had granted or reserved a number of stock options and issued a number of warrants pursuant to which up to 32,031,667 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants.

Stock Option Plan

The following information is intended to be a brief description of the Company’s Stock Option Plan (the “Plan”) adopted by the Company’s shareholders on September 12, 2005, as amended November 21, 2007.

The Plan provides for equity participation in the Company by the directors, officers and employees of the Company and their affiliates, employees of persons providing management services of the Company, and consultants to the Company and its affiliates, through the acquisition of common shares pursuant to the grant of options to purchase common shares. The Plan is be administered by the board of directors or, in certain circumstances, a committee of the board of directors. Options may be granted to purchase common shares of the Company on such terms that the administrator of the Plan may determine within the limitations of the Stock Option Plan and subject to the rules of applicable regulatory authorities.

On November 21, 2007, the shareholders of the Company approved an amendment to the Company’s Stock Option Plan to increase the number of shares issuable on the exercise of options under the Plan by 7,503,000 shares, from 3,274,000 (previously approved at the 2006 Shareholders’ Meeting) to 10,777,000 shares and thus, the maximum of aggregate number of common shares to be reserved and authorized to be issued pursuant to options granted under the Plan is 10,777,000 common shares.

The exercise price for options granted under the Plan may not be less than the closing price of the common shares on the TSX-V on the trading day prior to the date of grant (less up to the maximum discount permitted by applicable TSX-V policies). Options granted under the Plan are subject to a minimum 18-month vesting schedule whereby each option will vest equally on a quarterly basis, or such other more restrictive vesting schedule as the administrator of the Plan may determine. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death. Under TSX-V rules all stock options granted under the Plan and any common shares of the Company issued thereunder will be subject to a minimum four-month hold period from the date of grant of the option.

Insiders of the Company will not be permitted to hold options entitling them to acquire greater than 10% of the Company’s outstanding common shares. The Plan is effective until ten years from its commencement, unless the Plan is extended or earlier terminated by the administrator of the Plan in accordance with the terms thereof.

As of November 30, 2008, an aggregate of 9,175,000 incentive stock options to purchase shares of the Company’s common stock were outstanding, of which 6,260,000 were held or have been granted to persons who were directors and officers of the Company at the time of the grant:

Optionee	Nature of Option	No. of Options	Exercise Price/Share	Expiry Date

Douglas Turnbull	Officer & Director	300,000	$0.20	September 14, 2010
Nick DeMare	Officer & Director	275,000	$0.20	September 14, 2010
Oleg Kim	Director	275,000	$0.20	September 14, 2010
Cary Pinkowski	Director	400,000	$0.20	September 14, 2010
William Tafuri	Officer	275,000	$0.20	September 14, 2010
James Harris	Officer	150,000	$0.20	September 14, 2010
Chase Management Ltd.	Consultant	25,000	$0.20	September 14, 2010
Brian McEwen	Consultant	100,000	$1.15	February 17, 2011
William Tafuri	Officer	50,000	$0.70	September 14, 2011
Oleg Kim	Director	50,000	$0.70	September 14, 2011
Nick DeMare	Director	40,000	$0.70	September 14, 2011
James Harris	Officer	35,000	$0.70	September 14, 2011
Cary Pinkowski	Director	200,000	$1.71	May 18, 2012
Grigory Aleksenko	Director	500,000	$1.20	July 24, 2012
Douglas Turnbull	Officer & Director	300,000	$1.20	October 10, 2012
Nick DeMare	Officer & Director	100,000	$1.20	October 10, 2012
Oleg Kim	Officer & Director	150,000	$1.20	October 10, 2012
Cary Pinkowski	Director	325,000	$1.20	October 10, 2012
Brian McEwen	Director	100,000	$1.20	October 10, 2012
William Tafuri	Officer	150,000	$1.20	October 10, 2012
James Harris	Officer	100,000	$1.20	October 10, 2012
Igor Kovarsky (1)	Director	1,000,000	$0.36	July 24, 2013
Cary Pinkowski	Director	600,000	$0.36	July 24, 2013
Grigory Aleksenko	Director	320,000	$0.36	July 24, 2013
Nick DeMare	Director	100,000	$0.36	July 24, 2013
Douglas Turnbull	Director	75,000	$0.36	July 24, 2013
Oleg Kim	Director	75,000	$0.36	July 24, 2013
Brian McEwen	Director	40,000	$0.36	July 24, 2013
William Tafuri	Officer	75,000	$0.36	July 24, 2013
James Harris	Officer	75,000	$0.36	July 24, 2013

Total:		6,260,000

NOTE:
(1)	These options do not vest until April 30, 2009.

Warrants

As of November 30, 2008, there were non-transferable common share purchase warrants exercisable for the purchase of 22,856,667 common shares as follows:

Number	Exercise Price $	Expiry Date
840,000	1.50	July 24, 2009
5,350,000	1.70	July 10, 2010
16,666,667	0.45	July 15, 2010
22,856,667

Additionally, as of November 30, 2008, the directors and officers of the Company, as a group (9 persons), held warrants to purchase 1,076,666 shares of the Company’s common stock.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

Item 7.  Major Shareholders and Related Party Transactions.

Principal Holders of Voting Securities

To the best of the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person(s), severally or jointly.  The following table sets forth certain information regarding ownership of the Company’s shares by all persons who own five percent (5%) or more of the Company’s outstanding shares, as of November 30, 2008.

Title of Class	Name of Beneficial Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	Stargate Solutions Ltd.	9,093,750	10.3%
Common Stock	Cary Pinkowski	5,968,214 (2)	6.6%

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from November 30, 2008, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 88,004,125 shares of common stock outstanding as of November 30, 2008.

(2)	Includes the following shares, options and warrants beneficially owned by Mr. Pinkowski:
a.	2,625,600 shares held by Mr. Pinkowski;
b.	1,065,948 shares held by Prussian;
c.	options held by Mr. Pinkowski to acquire 1,200,000 shares;
d.	warrants held by Mr. Pinkowski to acquire 779,250 shares; and
e.	warrants held by Prussian to acquire 297,416 shares.
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

None of the Company’s principal shareholders have different voting rights than any of the Company’s other common shareholders.

Escrowed Shares

Stargate Escrowed Shares

Upon completion of the RPIM Acquisition, a total of 13,125,000 shares of the Company’s common stock were escrowed in accordance with the policies of the TSX-V (the “RPIM Escrow Securities”) in connection with the RPIM Acquisition and are subject to the terms of an escrow agreement entered into between the Issuer, each of the entities named below and Computershare Investor Services Inc. (the “RPIM Escrow Agreement”).

The RPIM Escrow Securities will be released from escrow in the normal course over a period of eighteen months.

As of November 30, 2008, the following RPIM Escrow Securities were held in escrow in connection with the RPIM Acquisition:
Name of Beneficial Holder	No. of Shares Held in Escrow
AGA Management Ltd.	93,750
DBM Capital Partners Limited	156,250
Stargate Solutions Ltd.	3,031,250
Total	3,281,250

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

Surplus Escrowed Shares

Upon completion of the 724 BC Acquisition, a total of 3,700,100 shares of the Company’s common stock held by shareholders of 724 BC were escrowed in accordance with the policies of the TSX-V (the “Surplus Escrowed Securities”) in connection with the 724 BC Acquisition and were subject to the terms of a Surplus Security Escrow Agreement entered into between the Company, each of those shareholders of 724 BC and Computershare Investor Services Inc.  The Surplus Escrow Agreement terminated September 14, 2008 and all of the remaining Surplus Escrowed Securities were released at that time.

Changes in Shareholdings

As a result of the 724 BC Acquisition, Douglas Turnbull, Cary Pinkowski and William Tafuri each beneficially owned five percent or more of the Company’s outstanding common shares at October 31, 2006.  As a result of the RPIM Acquisition, as of November 30, 2008, Stargate Solutions Ltd. beneficially owned 10.3% of the Company’s outstanding common shares.  The beneficial ownership of the Company’s outstanding common shares held by Douglas Turnbull, Cary Pinkowski and Oleg Kim decreased as a result of the RPIM Acquisition.   Douglas Turnbull and Oleg Kim each hold less than 5.0% of the Company’s outstanding common shares as of November 30, 2008.

Change of Control

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

United States Shareholders

As of November 30, 2008, there were five registered holders of the Company’s common shares in the United States, with combined holdings of 2,035,563 shares, representing 2.31% of the issued shares of the Company.  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are more than 300 such shareholders.

Control by Foreign Government or Other Persons

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Related Party Transactions

Other than as disclosed below, for the period from June 1, 2005 through November 30, 2008, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.
The Company entered into a Management Agreement dated September 14, 2005, with Chase Management Ltd., a company owned by Mr. Nick DeMare, the Chief Financial Officer of the Company, whereby the Company pays to Chase $3,000 per month, to provide financial, accounting, and management services to the Company.  The term of the Management Agreement is renewable on an annual basis subject to earlier termination in accordance with the agreement.  The Company also pays Chase a base amount of $2,000 per month for the services of Mr. DeMare as the Company’s Chief Financial Officer.

In addition, the Company may request that Chase perform extra services in which case Chase will charge the Company for its employees’ services at competitive rates.  Such extra services include preparation for annual audits, non-routine securities filings and legal assistance, corporate representations, property acquisitions and public relations.  The Company has agreed to reimburse Chase, at a cost equal to the actual cost of the disbursements, for all costs and disbursements incurred by Chase for or on behalf of the Company including long distance charges, courier charges, photocopier and telefax charges, mail services and any such other charges normally associated directly and indirectly with the operation of the Company’s business.

Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties.

During the period from June 1, 2007 to August 31, 2008, the Company was billed by Chase $104,000.

See “Item 6. Directors, Senior Management and Employees – Employees.”

2.
Pursuant to a Consulting Agreement between Mr. Oleg Kim and the Company’s subsidiary BMC dated November 23, 2005 (the “Kim Agreement”), Oleg Kim provides consulting services to BMC. The term of the Kim Agreement was initially for a period of one year, subject to earlier termination in accordance with the agreement. If not terminated, the Kim Agreement will be renewed for successive one year periods at the end of the initial term of the agreement.  The Kim Agreement has been renewed annually since its inception.

During the period from June 1, 2007 to August 31, 2008, the Company has been billed a total of US$105,977 by Mr. Kim.

See “Item 6. Directors, Senior Management and Employees – Compensation.”

3.
Pursuant to a Consulting Agreement between Mr. William Tafuri and the Company dated December 1, 2005 (the “Tafuri Agreement”), Dr. Tafuri served as the Vice-President of Exploration and Director of Operations, Asia for the Company through November 20, 2008.  The term of the Tafuri Agreement was for a period of one year, subject to earlier termination in accordance with the agreement. If not terminated, the Tafuri Agreement will be renewed for successive one year periods at the end of the initial term of the agreement.  The Tafuri Agreement has been renewed annually since its inception.

During the period from June 1, 2007 to August 31, 2008, the Company has been billed a total of US$71,462 by Dr. Tafuri.

See “Item 6. Directors, Senior Management and Employees – Compensation.”

4.
Mr. James Harris is associated with the law firm of James L. Harris Law Corporation, a firm which provides legal services to the Company.  Mr. Harris was the corporate secretary through November 20, 2008, and is a shareholder of the Company.  During the period from June 1, 2007 to August 31, 2008, James L. Harris Law Corporation billed $149,513 to the Company.

5.
Pursuant to the Lakehead Agreement dated September 1, 2007, the Company, through Lakehead, retained the services of Douglas Turnbull to act as President and CEO of the Company. Mr. Turnbull resigned as the President and CEO on March 11, 2008 and the Lakehead Agreement terminated June 1, 2008.

Management believes the arrangement with Lakehead was fair to the Company and similar to terms which could be obtained from unrelated third parties.

During the period from June 1, 2007 to August 31, 2008, the Company has been billed a total of $140,200 by Lakehead for Mr. Turnbull’s services.

See “Item 6. Directors, Senior Management and Employees – Compensation.”

6.
In August of 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for the Company to acquire the remaining 62.5% interest in the Bulakashu Property that it had not then yet acquired. The other requirement was the issuance of 375,000 shares to the vendor, which the Company has issued.  Kantanna is owned by Mr. Oleg Kim, an officer and director of the Company.  See “Item 4. Information on the Company-History and Development of the Company.”

7.
Pursuant to an employment agreement (the “Kovarsky Agreement”), the Company has retained Igor Kovarsky as an employee of the Company in the capacity as the President and CEO of the Company.  The term of the Kovarsky Agreement is for a period of five years, commencing June 1, 2008 and terminating on May 31, 2013, subject to earlier termination in accordance with the Kovarsky Agreement.  The Kovarsky Agreement may be extended by the consent of both parties for additional terms of five years at the end of the initial term of the agreement.

Pursuant to the terms of the Kovarsky Agreement, Mr. Kovarsky shall devote his full time to the Company’s business at a remuneration of $20,000 per month, plus benefits and insurance.  The Kovarsky Agreement also required the Company to grant to Mr. Kovarsky stock options to purchase 1,000,000 common shares of the Company.  On July 24, 2008, the Company granted Mr. Kovarsky stock options to purchase 1,000,000 common shares of the Company at a price of $0.36 per share, expiring July 24, 2013.

During the period from June 1, 2008, his commencement of employment, to August 31, 2008, Mr. Kovarsky was paid $60,000.

Indebtedness of Directors, Officers, Promoters and Other Management

Except as described below, no director, officer or promoter or other member of management of the Company, or any associate or affiliate of any such person, is or has been indebted to the Company.

During the Company’s last completed financial year ended May 31, 2008, no current or former director, executive officer or senior officer of the Company, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management’s attention insofar as such opportunities may relate to the Company’s proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company’s plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. Except for Mr. Turnbull, no members of management have entered into non-competition agreements with the Company.

The following table identifies the name of each director of the Company and any company, other than the Company, which is a reporting issuer in Canada and the United States, and for which such director currently serves as an officer or director:

Name of Director/Officer	Name of Reporting Issuer	Capacity	Term

Nick DeMare	Aguila American Resources Ltd.	Director	January 2003 to present
	Andean American Mining Corp.	Director	August 2002 to present
	Astral Mining Corporation	Director	February 2004 to present
	Atlas Minerals Corp.	Director	April 2006 to present
	Ausex Capital Corp.	Director	August 2007 to present
	Enterprise Oil Limited	Director	April 2007 to present
	GGL Diamond Corp.	Director	May 1989 to present
	GeoPetro Resources Company	Director	March 2006 to present
	Golden Peaks Resources Ltd.	Director	January 1992 to present
	Halo Resources Ltd.	Director CFO	January 1996 to present February 2005 to present
	Lariat Energy Ltd.	Director	April 2003 to present
	Lumex Ventures Inc.	Director, President, CEO and CFO	January 2007 to present
	Mawson Resources Limited	Director	March 2004 to present
	Mirasol Resources Ltd.	Director	August 2005 to present
	Rochester Resources Ltd.	Director	January 2007 to present
	Salazar Resources Ltd.	Director	June 1988 to present
	Sinchao Metals Corp.	Director	December 2006 to present
	Tinka Resources Limited	Director	October 2002 to present
	Tumi Resources Limited	Director	January 2001 to present

There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor’s investment decision except as described in this section.

Except for the Kim Agreement, the Tafuri Agreement, the Danilov Agreement and the Kovarsky Agreement, the Company and/or its subsidiaries do not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company’s business. See “Item 6. Directors, Senior Management and Employees – Compensation.”

Item 8.  Financial Information.

Description of Financial Statements	Page
Audited Consolidated Financial Statements for the Years Ended May 31, 2008, 2007 and 2006.	F-1 to F-32

Significant Changes

There were no significant changes that occurred since the date of the annual financial statements.

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

Item 9.  The Offer and Listing.

Price History

The TSX-V classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company.  Tier 1 is the TSX-V’s premier tier and is reserved for the TSX-V’s most advanced issuers with the most significant financial resources.  Tier 1 issuers benefit from decreased filing requirements and improved service standards.  The majority of the companies listed on the TSX-V are Tier 2 companies.  The Company trades on the TSX-V under the symbol “KM” and was upgraded to a Tier 1 company on July 17, 2007.

There have been no trading suspensions imposed by the TSX-V or any other regulatory authorities in the past three years. However, in connection with the 724 BC Acquisition, the Company’s shares were halted for trading on February 26, 2005.  The Company’s common shares resumed trading on August 22, 2005.

The following tables list the volume of trading and high and low sales prices on the TSX-V for shares of the Company’s common stock for the periods indicated, as adjusted for the Company’s one new for four old reverse stock split effective June 3, 2004:

TSX Venture Exchange - Stock Trading Activity

		Sales Price
Year Ended	Volume	High	Low

May 31, 2008	29,990,222	$1.75	$0.28
May 31, 2007	12,270,865	$1.92	$0.43
May 31, 2006	5,212,610	$1.53	$0.50
May 31, 2005 (1)	181,441	$0.35	$0.21
May 31, 2004	1,057,971	$0.13	$0.03

(1)	Trading in the Company’s shares was halted on February 26, 2005 to allow for the announcement of the acquisition of 724 BC. The shares resumed trading on August 22, 2005.

		Sales Price
Quarter Ended	Volume	High	Low

November 30, 2008	2,069,846	$0.27	$0.04
August 31, 2008	5,550,670	$0.54	$0.21
May 31, 2008	2,179,922	$0.56	$0.28
February 29, 2008	5,319,116	$0.78	$0.42
November 30, 2007	13,534,951	$1.36	$0.63
August 31, 2007	8,956,233	$1.75	$0.70
May 31, 2007	7,595,428	$1.92	$0.71
February 28, 2007	3,025,835	$1.15	$0.54
November 30, 2006	1,018,202	$0.75	$0.43
August 31, 2006	631,400	$1.35	$0.65

		Sales Price
Month Ended	Volume	High	Low

November 30, 2008	643,744	$0.11	$0.04
October 31, 2008	569,343	$0.13	$0.06
September 30, 2008	856,759	$0.27	$0.11
August 31, 2008	460,775	$0.37	$0.24
July 31, 2008	2,227,294	$0.34	$0.28
June 30, 2008	2,862,601	$0.43	$0.21

On January 22, 2002, the Company’s common shares were approved for quotation on the Over-the-Counter Bulletin Board system (the “OTCBB”) operated by the National Association of Securities Dealers.  The Company currently trades on the OTCBB under the symbol “KMNFF”.  The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated, as adjusted for the Company’s one new for four old reverse stock split effective June 3, 2004:

OTC Bulletin Board - Stock Trading Activity

		Sales Price (US$)
Year Ended	Volume	High	Low

May 31, 2008	6,673,220	$1.69	$0.21
May 31, 2007	315,308	$1.95	$0.35
May 31, 2006	102,640	$1.95	$0.06
May 31, 2005	6,000	$0.205	$0.06
May 31, 2004	28,000	$0.10	$0.05

		Sales Price (US$)
Quarter Ended	Volume	High	Low

November 30, 2008	441,800	$0.25	$0.03
August 31, 2008	1,262,800	$0.53	$0.21
May 31, 2008	1,047,600	$0.58	$0.28
February 29, 2008	1,214,900	$0.80	$0.40
November 30, 2007	3,553,200	$1.41	$0.64
August 31, 2007	857,520	$1.69	$0.75
May 31, 2007	171,300	$1.51	$0.45
February 29, 2007	43,610	$0.68	$0.35
November 30, 2006	25,612	$0.62	$0.35
August 31, 2006	74,786	$1.95	$0.60

		Sales Price (US$)
Month Ended	Volume	High	Low

November 30, 2008	84,100	$0.09	$0.03
October 31, 2008	196,100	$0.14	$0..04
September 30, 2008	161,600	$0.25	$0.10
August 31, 2008	276,900	$0.37	$0.23
July 31, 2008	180,300	$0.53	$0.30
June 30, 2008	805,600	$0.40	$0.21

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTCBB is smaller and less liquid than the major securities markets in the United States.  The trading volume of the Company’s shares on the OTCBB has been volatile.  Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.

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

On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act, as amended (the “BCBCA”), and repealed the British Columbia Company Act (the “BC Company Act”).  The BCBCA removes many of the restrictions contained in the BC Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital, as well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

On November 23, 2004, the Company was continued to British Columbia, Canada by the registration of a Continuation Application with the BC Registrar of Companies.

On November 17, 2006, the shareholders of the Company voted to approve by Special Resolution the replacement of the Company’s Articles with a new set of Articles.  The Company’s registration number is C0709249.  There are no restrictions in the Company’s Articles on the business which can be carried on by the Company.

The following is a summary of all material provisions of the Company’s Articles and certain provisions of the BCBCA, applicable to the Company:

A.	Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.

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
3.
the contract or transaction relates to the remuneration of the director or senior officer, in that person’s capacity as director, officer, employee or agent of the Company or of an affiliate of the Company;

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

A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing. The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company’s record office.  A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution to approve that contract or transaction, but may be counted in the quorum at the directors’ meeting at which such vote is taken.

B.	Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

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

D.	Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under the Notice of Articles, Articles or the BCBCA.

E.	Number of shares required for a director’s qualification.

A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

F.           Indemnification.

The Articles provide for indemnification of the Company’s officers and directors.

G.	Amendment of Articles.

The Articles may be amended by the directors so long as such amendment does not affect the rights attached to shares.

Description of Common Shares

The authorized capital of the Company consists of an unlimited number of common shares without par value.  A complete description is contained in the Company’s Notice of Articles.

Of the Company’s unlimited share capital, a total of 88,004,125 common shares were issued and outstanding as of November 30, 2008.

All of the common shares are fully paid and not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company, the entitlement to dividends and the right to share in the Company’s profits. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Shareholders are not entitled to cumulative voting.  Each common share carries with it the right to one vote.  The common shares do not have preemptive or conversion rights.  In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.  The Company’s board of directors does not stand for re-election at staggered intervals.

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

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company’s voting shares is considered an insider, and must file an insider report with the British Columbia and Alberta Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company.  In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company’s Continuation Application, Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Changes to Rights and Restrictions of Shares

Under the BCBCA and the Company’s Articles, if the Company wishes to change the rights and restrictions of any class of shares the Company must obtain the approval of the shareholders of that class by Special Resolution.

Shareholder Meetings

Under the BCBCA and the Company’s Articles, the Company’s annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting.  No advance notice will be required to be published at a meeting where directors are to be elected.  The Company, under the BCBCA, must give shareholders not less than 21 days’ notice of any general meeting of the shareholders.

An extraordinary general meeting of shareholders may be called at any time for the transaction of any business the general nature of which is specified in the notice calling the meeting.

The BCBCA contemplates three ways for a general meeting of shareholders to be called: (a) by the directors; (b) by requisition by the shareholders; or (c) by court order.

(a)
By the Directors:  The Company must give shareholders not less than 21 days notice of any general meeting of the shareholders and not more than two months before the date of the meeting.  The directors may fix in advance a date, which is no fewer than 35 days or no more than 60 days prior to the date of the meeting, whereby all the holders of common shares as at that date are entitled to attend and vote at a general meeting.

(b)
Requisition by Shareholders:  The requisition must be made by shareholders holding not less than 1/20 of the issued shares carrying the right to vote at a general meeting at the time the Company receives the requisition.  If a general meeting is properly requisitioned, the directors must call a general meeting to transact the business specified in the requisition, to be held within four months after the date of the requisition is received by the Company.  The notice of the meeting must be sent at least 21 days and not more than four months before the date of the meeting.

(c)
By Court Order:  The court may on its own motion, or on the application of the Company, a director or a shareholder entitled to vote at the meeting, order that a meeting of shareholders be called, held and conducted in the manner the court considers appropriate, and may give instructions to that effect.  The court may make this order of if it is impracticable for the Company to call or conduct the meeting in the required manner, if the Company fails to do so, or for any other reason that the court considers appropriate.

On a show of hands, every shareholder or proxy holder who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the resolution has been carried or carried by the necessary majority or is defeated must be entered in the minutes of the meeting and shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against the resolution and the result of the vote so taken shall be the decision of the members upon the said question.

Differences from Requirements in the United States

Except for the Company’s quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings and the approval of amendments to the Company’s articles, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the

Company, its management and operations.  In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date.  Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has an interest.  Generally, most states in the United States require amendments to a company’s articles of incorporation and certain significant transactions, such as mergers and the sale or transfer of all or substantially all of a company’s assets, to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments and certain significant transactions by 2/3 of the votes cast by the holders of the issued and outstanding shares.  In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments and/or certain significant corporate transactions.

Material Contracts

The following is a listing of contracts material to the business of the Company, which were not entered into in the ordinary course of business, during the two years preceding the date of this annual report:

(1)
In November 2005, the Company agreed to reorganize its arrangement to acquire its interest in the Bulakashu Gold Property and entered into the Kantanna Option.  As a result, BMC transferred its ownership interest in Bulakashu Gold Property back to Marsa. Marsa then assigned all of its interests to Kantanna. Both Marsa and Kantanna are owned by Mr. Oleg Kim, a director of the Company.  Consequently, BMC held an option to acquire a 100% interest in the Bulakashu Gold Property from Kantanna under the same terms as contemplated under the Marsa Option and directly held the exploration licenses on the Eastern Sary Jaz Property. The Company issued 200,000 common shares to Kantanna as consideration for the Eastern Sary Jaz Property and the transfer of 100% ownership of BMC to the Company.  See “Item 4.   Information on the Company-History and Development of the Company.”

In August 2007, the Company entered into an amending agreement with Kantanna, pursuant to which Kantanna agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for the Company to acquire the remaining 62.5% interest in the Bulakashu Property that it had not then yet acquired. The other requirement was the issuance of 375,000 shares to the vendor, which the Company has issued. Thus the Company acquired the remaining 62.5% interest in the Bulakashu Property and now owns the entire Property.  See “Item 4.   Information on the Company-History and Development of the Company.”

(2)
Pursuant to the Kim Agreement between the Company’s subsidiary BMC and Oleg Kim dated November 23, 2005, BMC retained Mr. Kim to act as its General Director effective as of December 1, 2005. The term of the Kim Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement.  The Kim Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term.  Mr. Kim agreed to spend approximately fifty percent of his working hours working for BMC.  In consideration for the services provided by Mr. Kim to BMC, BMC pays Mr. Kim a base salary of $36,000 annually.  See “Item 6. Directors, Senior Management and Employees – Compensation.”

(3)
Pursuant to the Tafuri Agreement between the Company and William Tafuri dated December 1, 2005, the Company retained Dr. Tafuri to act as its Vice-President of Exploration and Director of Operations, Asia effective as of December 1, 2005. The term of the Tafuri Agreement was for an initial period of one year expiring on December 1, 2006, subject to earlier termination in accordance with the agreement.  The Tafuri Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term.  Dr. Tafuri agreed to spend approximately 100% percent of his working hours working for the Company.  In consideration for the services provided by Dr. Tafuri to the Company, the Company pays Dr. Tafuri a base salary of US $8,750 monthly.  See “Item 6. Directors, Senior Management and Employees – Compensation.”

(4)
Pursuant to the Danilov Agreement between the Company’s subsidiary Centrasia Kazakhstan and Vladimir Danilov dated January 31, 2006, Centrasia Kazakhstan retained Mr. Danilov to act as its General Director effective as of February 1, 2006. The term of the Danilov Agreement was for an initial period of one year expiring on February 1, 2007, subject to earlier termination in accordance with the agreement.  The Danilov Agreement is automatically renewed for successive one-year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term. Mr. Danilov agreed to spend approximately fifty percent of his working hours working for Centrasia Kazakhstan.  In consideration for the services provided by Mr. Danilov to Centrasia Kazakhstan, Centrasia Kazakhstan pays Mr. Danilov a base salary of $36,000 annually.  See “Item 6. Directors, Senior Management and Employees – Compensation.”

(5)
On May 11, 2007, the Company, its wholly-owned subsidiary, Magellan Holdings (BVI) Corp. and Stargate entered into the Share Purchase Agreement whereby the Company agreed to purchase 100% of the issued and outstanding shares of RPI under the RPIM Acquisition. The Share Purchase Agreement was amended on June 8, 2007, June 22, 2007, July 11, 2007 and July 13, 2007, respectively, and the acquisition was completed on July 24, 2007.  See “Item 4.   Information on the Company-History and Development of the Company.”

(6)
Pursuant to the Lakehead Agreement, by and among the Company, Lakehead and Douglas Turnbull dated September 1, 2007, the Company retained Lakehead to provide management services to the Company, to include the services of Douglas Turnbull as President of the Company.  Lakehead is a private corporation owned by Mr. Turnbull.  Mr. Turnbull resigned as the President and CEO on March 11, 2008 and the Lakehead Agreement terminated.  See “Item 6. Directors, Senior Management and Employees – Compensation.”

(7)
Pursuant to the Kovarsky Agreement, the Company has retained Igor Kovarsky as an employee of the Company in the capacity as the President and CEO of the Company at a remuneration of $20,000 per month, plus benefits and insurance.  The Kovarsky Agreement also required the Company to grant to Mr. Kovarsky stock options to purchase 1,000,000 common shares of the Company, which were granted on July 24, 2008.  The term of the Kovarsky Agreement is for a period of five years, commencing June 1, 2008 and terminating on May 31, 2013, subject to earlier termination in accordance with the Kovarsky Agreement.  The Kovarsky Agreement may be extended by the consent of both parties for additional terms of five years at the end of the initial term of the agreement.

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10. Additional Information - Taxation”.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment in a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

(b)
except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors. The threshold for 2006 is $265,000,000.  Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and

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

The Act specifically exempts certain transactions from either notification or review.  Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Canada Revenue Agency and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

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
(b)	persons with whom the non-resident holder did not deal at arm’s length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless:

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a  citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including, but not limited to, (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (iv) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (v) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (vi) persons that own an interest in an entity that owns common shares of the Company (vii) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company,  (viii) persons who are partners or owners of partnerships or other pass-through entities or (ix) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive indirect distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at “Disposition of Common Shares of the Company” below).

To the extent that the Company is a Passive Foreign Investment Company, as defined below, in the current or prior year as discussed below, the Company will not be a “qualified foreign corporation” as defined in Section 1(h)(11)(C) of the Code. Accordingly, distributions from the Company received by U.S. Holders, who are subject to tax under Section 1 of the Code and for which the Company is a PFIC, would not be eligible to be taxed at the preferred long-term capital gains tax rate.

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

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which generally will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

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

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would have many complex implications, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the date of sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

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

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

While the Company has not determined whether it is a PFIC, if the Company were to be a PFIC, a U.S. Holder who holds stock in the Company would be subject to U.S. federal income taxation under one of three alternative tax regimes.  The following is a discussion of such three alternative tax regimes.

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of the Company’s common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would generally be treated as “personal interest” that is not deductible.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of the Company’s common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of the Company’s common shares and all excess distributions on the Company’s common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must generally treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder may be allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A)

the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Inspection of Documents

Copies of the documents referred to in this annual report may be inspected at the Company’s corporate office at Suite 598 – 999 Canada Place, Vancouver, British Columbia V6C 3E1, during normal business hours.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12.  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15T.  Controls and Procedures.

Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Rule 13a-15 under the Exchange Act, requires the Company to carry out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of May 31, 2008, being the date of the Company’s most recently completed fiscal year end.  This evaluation was partially implemented under the supervision and with the participation of the Company’s President and Chief Executive Officer, Igor Kovarsky, and the Chief Financial Officer, Nick DeMare.  It has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management.  Management intends to formalize certain of its procedures.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.  Lapses in the disclosure controls and procedures could occur and/or mistakes could happen.  Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.  As of the date of this annual report, the documentation and evaluation of certain of the disclosure controls and procedures over the Company’s operations have not been completed.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s President and Chief Executive Officer, Igor Kovarsky, and its Chief Financial Officer, Nick DeMare, have not completed their assessments of the effectiveness of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of May 31, 2008, and therefore, are unable to assert that, as of May 31, 2008, the Company’s internal control over financial reporting is effective based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Management is aware that certain weaknesses exist in internal controls over financial reporting.  As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed.  The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  [Reserved]

Not applicable.

Item 16A.  Audit Committee Financial Expert.

The board of directors has determined that the Company has at least one audit committee financial expert, Mr. Nick DeMare, who serves on the Company’s audit committee.  Mr. DeMare is not considered to be an “independent director” as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

Item 16B.   Code of Ethics.

The Company has not yet adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions.  Given the Company’s current operations, management does not believe a code of ethics is necessary at this stage of the Company’s development.

Item 16C.  Principal Accountant Fees and Services.

Audit Fees

For the fiscal years ended May 31, 2008 and 2007, the Company’s principal accountant billed the Company $38,500 and $35,000, respectively, for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

For the fiscal years ended May 31, 2008 and 2007, the Company’s principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal years ended May 31, 2008 and 2007, the Company’s principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

All Other Fees

For the fiscal years ended May 31, 2008 and 2007, the Company’s principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

Pre-Approval Policies and Procedures

Prior to engaging the Company’s accountants to perform a particular service, the Company’s audit committee obtains an estimate for the service to be performed.  The Company’s audit committee reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. Provided the pre-approval of the non-audit services is presented to the audit committee’s first scheduled meeting following such approval such authority may be delegated by the audit committee to one or more independent members of the audit committee. The audit committee in accordance with procedures for the Company approved all of the services described above.

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

To the best of the Company’s knowledge, no more than fifty percent of the hours expended on the auditors’ engagement to audit the Company’s financial statements for the fiscal year ended May 31, 2008 were attributed to work performed by persons other than the auditor’s full-time, permanent employees.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the fiscal year ended May 31, 2008, there were no purchases made by or on behalf of the Company or an “affiliated purchaser” (as defined in Rule 10b-18(a)(3) adopted under the Securities Exchange Act of 1934), including any officer or director of the Company, of the Company’s common shares

PART III

Item 17.  Financial Statements.

See attached pages F-1 through F-32.

Item 18.  Financial Statements.

Not applicable.

Item 19.  Exhibits.

Exhibit Number	Description

1.1	Certificate of Continuation and Notice of Articles (1)

1.2	Notice of Alteration - Form 11 (2)

1.3	Articles (3)

4.1	Stock Option Plan 2005, as amended November 21, 2007 (4)

4.2
Surplus Security Escrow Agreement among Baradero Resources Limited, Computershare Investor Services Inc., Douglas Turnbull, Cary Pinkowski, Gregory Crowe, Lindsay Bottomer, James Harris, William J. Tafuri, and Robin Merrifield dated September 12, 2005 (2)

4.3	Management Agreement between Chase Management Ltd. and Centrasia Mining Corp. dated September 14, 2005 (2)

4.4	Consulting Agreement between Bulakashu Mining Company Ltd. and Oleg Kim dated November 23, 2005 (3)

4.5	Consulting Agreement between Centrasia Mining Corp. and William Tafuri dated December 1, 2005 (3)

4.6	Option Agreement between Bulakashu Mining Company Ltd., Marsa Gold Corp., Magellan Gold (BVI) Inc., Centrasia Mining Corp. and Kantanna Company Limited dated January 6, 2006 (5)

4.7	Consulting Agreement between Centrasia Mining Kazakhstan Ltd. and Vladimir Danilov dated January 31, 2006 (3)

4.8
Share Purchase Agreement by and among Centrasia Mining Corp., its wholly-owned subsidiary, Magellan Holdings (BVI) Corp. and Stargate Solutions Ltd. (“Stargate”) dated May 11, 2007 (as amended on June 8, 2007, June 22, 2007, July 11, 2007 and July 13, 2007, respectively) (4)

4.9	Escrow Agreement by and among Centrasia Mining Corp., Computershare Investor Services Inc., Stargate Solutions Ltd., AGA Management Ltd. and DBM Capital Partners Limited dated June 28, 2007 (4)

4.10	Amending Agreement between Centrasia Mining Corp. and Kantanna Company Limited dated August 17, 2007 (4)

4.11	Employment Agreement between Kola Mining Corp. and Igor A. Kovarsky dated June 1, 2008

8.1	List of Subsidiaries (4)

12.1	Certification of Igor Kovarsky Pursuant to Rule 13a-14(a)

12.2	Certification of Nick DeMare Pursuant to Rule 13a-14(a)

13.1	Certification of Igor Kovarsky Pursuant to 18 U.S.C. Section 1350

13.2	Certification of Nick DeMare Pursuant to 18 U.S.C. Section 1350
_____________
(1)	Previously filed as an exhibit to the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on December 3, 2004. File Number 0-30920.
(2)	Previously filed as an exhibit to the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on October 28, 2005. File Number 0-30920.
(3)	Previously filed as an exhibit to the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on December 1, 2006. File Number 0-30920.

(4)	Previously filed as an exhibit to the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on December 17, 2007. File Number 0-30920.
(5)	Previously filed as an attachment to the Company’s Form 6-K dated October 23, 2006, filed with the Securities and Exchange Commission on October 24, 2006. File Number 0-30920.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOLA MINING CORP.

Dated: Decenber 12, 2008	/s/ Igor Kovarsky
Igor Kovarsky, President and Chief Executive Officer

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006

(Expressed in Canadian dollars, unless otherwise stated)

DAVIDSON & COMPANY LLP           Chartered Accountants                A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Kola Mining Corp.
(formerly Centrasia Mining Corp.)

We have audited the consolidated balance sheets of Kola Mining Corp. (formerly Centrasia Mining Corp.) as at May 31, 2008 and 2007 and the consolidated statements of loss and comprehensive loss, deficit, and cash flows for the years ended May 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007 and the results of its operations and cash flows for the years ended May 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 10, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements or when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Our report to the shareholders dated December 10, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions or changes in accounting principles in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 10, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT MAY 31
(Expressed in Canadian dollars, unless otherwise stated)

	2008	2007
	$	$
A S S E T S

CURRENT ASSETS
Cash	824,056	3,581,199
Amounts receivable	25,034	52,025
Prepaids	139,296	89,262
	988,386	3,722,486
DEPOSITS AND EXPLORATION ADVANCES	256,988	-
DEFERRED ACQUISITION COSTS (Note 3)	-	403,975
EQUIPMENT (Note 4)	328,669	224,857
UNPROVEN MINERAL INTERESTS (Note 5)	40,037,414	1,491,844
	41,611,457	5,843,162

L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities	737,803	341,115
Loans and advances	71,511	-
Current portion of long-term debt (Notes 6 and 16(a))	4,792,014	-
	5,601,328	341,115
NON-CURRENT PORTION OF LONG-TERM DEBT (Note 6)	1,290,380	-
FUTURE INCOME TAX LIABILITIES (Notes 3 and 11)	8,157,000	-
	15,048,708	341,115

S H A R E H O L D E R S ’ E Q U I T Y

SHARE CAPITAL (Note 7)	34,327,986	8,490,285
CONTRIBUTED SURPLUS (Note 9)	2,435,126	625,900
DEFICIT	(10,200,363)	(3,614,138)
	26,562,749	5,502,047
	41,611,457	5,843,162

NAME CHANGE, NATURE OF OPERATIONS AND GOING CONCERN (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 17)

APPROVED BY THE DIRECTORS

“Nick DeMare”	, Director	“Cary Pinkowski”	, Director

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED MAY 31
(Expressed in Canadian dollars, unless otherwise stated)

	2008	2007	2006
	$	$	$

EXPENSES
Accounting and administrative	81,000	76,850	62,358
Amortization	107,213	46,518	14,435
Audit	39,116	16,455	36,563
Corporate development	168,284	92,263	60,655
General exploration	24,746	23,865	-
Interest on indebtedness	-	-	11,532
Investor relations	88,676	28,300	16,250
Legal	160,779	63,021	93,785
Management fees	95,169	46,214	67,438
Office	305,492	122,561	63,439
Professional fees	239,666	224,382	151,170
Property due diligence	-	99,242	170,217
Regulatory fees	19,673	11,942	12,555
Rent	101,878	50,706	30,474
Salaries and benefits	575,806	238,980	75,193
Shareholder costs	25,944	4,039	1,542
Stock-based compensation (Note 8)	1,501,176	503,400	137,250
Transfer agent	16,759	16,326	18,646
Travel	550,977	284,729	170,984
	4,102,354	1,949,793	1,194,486
LOSS BEFORE OTHER ITEMS	(4,102,354)	(1,949,793)	(1,194,486)

OTHER ITEMS
Interest and other income	133,131	42,993	19,455
Foreign exchange	796,849	(76,908)	(31,636)
Write-off of unproven mineral interests (Note 5)	(3,413,851)	(52,361)	-
	(2,483,871)	(86,276)	(12,181)

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(6,586,225)	(2,036,069)	(1,206,667)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.13)	$(0.10)	$(0.10)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	49,745,306	19,576,880	12,518,011

The accompanying notes are an integral part of these consolidated financial statements.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE YEARS ENDED MAY 31
(Expressed in Canadian dollars, unless otherwise stated)

	2008	2007	2006
	$	$	$

DEFICIT - BEGINNING OF YEAR	(3,614,138)	(1,578,069)	(237,369)
Net liabilities assumed at time of recapitalization (Note 3(b))	-	-	(134,033)
	(3,614,138)	(1,578,069)	(371,402)
LOSS FOR THE YEAR	(6,586,225)	(2,036,069)	(1,206,667)
DEFICIT - END OF YEAR	(10,200,363)	(3,614,138)	(1,578,069)

The accompanying notes are an integral part of these consolidated financial statements.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31
(Expressed in Canadian dollars, unless otherwise stated)

	2008	2007	2006
	$	$	$

CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the year	(6,586,225)	(2,036,069)	(1,206,667)
Adjustments for items not involving cash
Amortization	107,213	46,518	14,435
Write-off of unproven mineral interests	3,413,851	52,361	-
Property due diligence	-	-	133,164
Stock-based compensation	1,501,176	503,400	137,250
Foreign exchange	(831,606)	-	-
	(2,395,591)	(1,433,790)	(921,818)
Decrease (increase) in amounts receivable	37,015	(37,647)	10,136
(Increase) decrease in prepaids	294	(52,335)	(31,674)
(Decrease) increase in accounts payable and accrued liabilities	(267,468)	59,145	26,132
	(2,625,750)	(1,464,627)	(917,224)
INVESTING ACTIVITIES
Acquisition of RPIM	(6,682,674)	-	-
Cash assumed on acquisition of RPIM	8,399	-	-
Additions to equipment	(195,719)	(128,400)	(147,899)
Additions to unproven mineral interests	(5,676,409)	(395,319)	(203,988)
Deposits and exploration advances	19,800	-	-
Deferred acquisition costs	(126,916)	(277,059)	-
Advance	-	-	(133,164)
Cash assumed on recapitalization and acquisition	-	-	404,139
Amounts incurred or advanced to BMC prior to recapitalization	-	-	(93,178)
	(12,653,519)	(800,778)	(174,090)
FINANCING ACTIVITIES
Issuance of common shares	14,132,604	4,664,078	2,478,521
Share issue costs	(1,071,163)	(74,232)	(219,443)
Repayment of loans and advances	(539,315)	-	-
Advances and promissory note prior to recapitalization	-	-	84,485
Indebtedness	-	-	(18,125)
	12,522,126	4,589,846	2,325,438
(DECREASE) INCREASE IN CASH FOR THE YEAR	(2,757,143)	2,324,441	1,234,124
CASH - BEGINNING OF YEAR	3,581,199	1,256,758	22,634
CASH - END OF YEAR	824,056	3,581,199	1,256,758

SUPPLEMENTAL CASH FLOW INFORMATION - Note 15

The accompanying notes are an integral part of these consolidated financial statements.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

1.	NAME CHANGE, NATURE OF OPERATIONS AND GOING CONCERN

On March 26, 2008 the Company changed its name from Centrasia Mining Corp. to Kola Mining Corp.

During fiscal 2008 the Company’s principal business activity was the sourcing, exploration and development of mineral properties in Russia and the Kyrgyz Republic.  As at May 31, 2008 the Company has written-off all of its mineral interests in the Kyrgyz Republic.  See also Notes 3 and 5(b).

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

During fiscal 2008 the Company incurred a loss of $6,586,225 and, as at May 31, 2008, had an accumulated deficit of $10,200,363 and a working capital deficiency of $4,612,942.  The Company will require additional financing to meet its ongoing levels of corporate overhead, retire existing liabilities and debt obligations and implement the required work programs on its mineral interests.  The Company expects to generate the necessary financial resources through the sale of equity securities.  These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.  Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

Subsequent to May 31, 2008 the Company completed an equity financing of 33,333,334 units for gross proceeds of $10,000,000 and retired US $5,250,000 of its long-term debt.  See Note 17.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant differences between these principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) are disclosed in Note 16.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 0724000 B.C. Ltd.  (“724 BC”), a company continued into the Province of British Columbia, Magellan Holdings (BVI) Corp.  (“Magellan Holdings”) and Magellan Gold (BVI) Inc. (“Magellan Gold”), both incorporated under the laws of the British Virgin Islands, Centrasia Mining Kazakhstan, a company formed under the laws of the Republic of Kazakhstan, Bulakashu Mining Company Ltd. (“BMC”), a company formed under the laws of the Kyrgyz Republic, R.P.I.M. Minerals Ltd. (“RPIM”), a company formed under the laws of Cyprus and Zao Rudprominvest (“RPI”), a company formed under the laws of the Russian Federation.  Inter-company balances and transactions are eliminated on consolidation.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.  Significant areas requiring the use of management estimates relate to the estimation of stock-based compensation, the determination of environmental and asset retirement obligations, impairment of mineral claims and deferred exploration expenditures, the related rates of amortization and the determination of future income tax assets and liabilities.   Actual results could differ from these estimates.

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

Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company’s title.  Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interests costs or recoveries when the payments are made or received.

The Company also accounts for foreign value added taxes as part of deferred costs.  The recovery of these taxes will commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a reduction in the carrying costs of mineral property interests.

Equipment

Equipment, which is comprised of mobile and field equipment and office furniture and equipment, are recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives of between three to five years.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

As at May 31, 2008 and 2007 the Company does not have any significant asset retirement obligations.

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

Stock-Based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.  The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

Translation of Foreign Currencies

Integrated foreign operations are translated using the temporal method.  Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date.  Non-monetary items are translated at rates in effect during the period in which they were earned or incurred.  Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates.  Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income (loss).

Future Income Taxes

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

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss Per Share

Loss per share is computed by dividing loss to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings (loss) per share by application of the treasury stock method.

Financial Instruments and Comprehensive Income

Effective June 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement and Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges.  These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.  A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have notaffected the current or comparative period balances on the financial statements.  Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets or other financial liabilities.  All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions.  Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise.  Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.  Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method.  Gains and losses upon inception, derecognition, impairment write-downs and foreign exchange translation adjustments are recognized immediately.  Transaction costs related to financings will be expensed in the period incurred.

Upon adoption of Section 3855 the Company designated its cash as held-for-trading, which is measured at fair value.  Amounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, loans and advances and long-term debt are classified as other financial liabilities, which are measured at amortized cost.  The adoption of this standard had no material affect on the Company’s consolidated financial statements.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

Assessing Going Concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.  This section establishes standards for presentation of financial instruments and nonfinancial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity’s capital and how it is managed.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The Company is currently assessing the impact of the above new accounting standards on the Company’s financial position and results of operations.

International Financial Reporting Standards (“IFRS”)

In 2006 the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011 the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

3.           RECAPITALIZATION AND ACQUISITIONS

(a)
On May 11, 2007 the Company, Magellan Holdings and Stargate Solutions Ltd. (“Stargate”) entered into a share purchase agreement (the “Share Purchase Agreement”) whereby the Company agreed to purchase 100% of the issued and outstanding shares of RPIM (the “RPIM Acquisition”), a company incorporated solely to hold a 100% interest in the shares of RPI.  The consideration payable by the Company to Stargate under the Share Purchase Agreement was:

i)
an aggregate US $12,500,000, of which US $6,000,000 was payable on closing (the “Closing”), US $5,000,000 is payable on the first anniversary of Closing, and US $1,500,000 is payable on the second anniversary of Closing; and

ii)	issuance of 12,500,000 common shares of the Company to be issued on Closing.

The Company also agreed to pay DBM Capital Partners Ltd. (“DBM”) a finder’s fee of US $625,000 cash and 625,000 common shares.  The share portion of the finder’s fee and US $300,000 of the cash fee was payable on Closing.  The balance of the cash finder’s fee will be payable as the Company makes the balance of the payments for the RPIM Acquisition.

As at May 31, 2007 the Company had advanced $226,860 (US $200,000) to RPI, paid $14,257 (US $12,472) in advances to DBM and incurred a total of $162,858 for due diligence and professional fees.  These amounts were recorded by the Company as deferred acquisition costs and were included in the cost of the RPIM Acquisition on Closing.

On July 24, 2007 the Company completed the Closing of the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares, at a fair value of $12,000,000, to Stargate.  In addition, the Company paid the initial finder’s fee of US $300,000 and issued 625,000 common shares, at a fair value of $600,000, to DBM.  See also Notes 6 and 17(a).

The Company also issued 82,615 common shares, at a fair value of $79,310, to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI prior to Closing.  The loan was repaid subsequent to the completion of the RPIM Acquisition.

In addition, as a result of differences in the book value and tax value of the mineral property interests acquired, the Company has recorded a future income tax liability of $8,157,000 with a corresponding amount capitalized to mineral property interests.

Since RPIM is not considered a business for accounting purposes, the RPIM Acquisition was accounted for effectively as an acquisition of the net assets of RPIM, as summarized in the following table:

$

Cash payments (US $6,300,000)	6,642,344
Common shares issued (13,207,615 shares)	12,679,310
Debt (US $6,825,000), discounted	6,278,740
Acquisition costs	444,305
Net purchase price	26,044,699

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

3.	RECAPITALIZATION AND ACQUISITIONS (continued)

The assets and liabilities acquired are as follows:

$

Cash	8,399
Amounts receivable	10,024
Prepaids	50,328
Deposits and exploration advances	276,788
Unproven mineral interests	34,717,738
Equipment	15,306
Accounts payable and accrued liabilities	(266,058)
Loans and advances	(610,826)
Future income tax liabilities	(8,157,000)
Net assets acquired	26,044,699

(b)
On March 17, 2005, the Company entered into a letter agreement (the “Letter Agreement”) with 724 BC and its shareholders (the “724 BC Shareholders”), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis (the “724 BC Acquisition”).  The terms of the Letter Agreement were finalized by a share purchase agreement (the “Formal Agreement”) dated July 25, 2005.

724 BC’s principal asset was an agreement (the “Marsa Option”) to acquire all of the issued and outstanding share capital of BMC, from Marsa Gold Corp. (“Marsa”), a privately owned Kyrgyz company.  The sole asset of BMC was a license permitting the exploration of an area in the north central part of the Kyrgyz Republic, (the “Bulakashu Gold Property”).  The Marsa Option effectively allowed 724 BC to acquire its interest in the Bulakashu Gold Property, as described in Note 5(b)(i).  The Company also agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the 724 BC Acquisition.

The Company also agreed to assume an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the “724 BC Indebtedness”), for which the Company would issue 1,900,000 units (the “Centrasia Units”) to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash.

On September 14, 2005 (the “Effective Date”), the Company completed all of the transactions contemplated under the 724 BC Acquisition and:

(i)	issued 3,700,100 common shares of its capital stock to acquire 724 BC;

(ii)
issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $37,975 of accrued interest on the 724 BC Indebtedness in cash;

(iii)	issued 233,338 common shares in respect of a finder’s fee for the 724 BC Acquisition; and

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

3.           RECAPITALIZATION AND ACQUISITIONS (continued)

(iv)	issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC’s share issuance obligations pursuant to the Marsa Option.

724 BC also acquired effective control of BMC on the Effective Date.

The completion of the 724 BC Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the former shareholders of 724 BC holding the majority of the combined Company’s issued and outstanding common shares.  Since this transaction resulted in the former shareholders of 724 BC acquiring control of the Company, the 724 BC Acquisition has been treated for accounting purposes as a recapitalization.  In accounting for this transaction:

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

$

Cash	389,631
Amounts receivable and prepaids	15,566
Accounts payable and accrued liabilities	(20,715)
Net working capital	384,482
Advances to 724 BC, eliminated on consolidation	109,485
Share subscriptions received	(628,000)
Net liabilities assumed	(134,033)

(iii)
the consolidated statements of operations and deficit and cash flows for the year ended May 31, 2006, include 724 BC’s results of operations and cash flows for the year ended May 31, 2006, and the Company’s results of operations and cash flows from the Effective Date.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

3.           RECAPITALIZATION AND ACQUISITIONS (continued)

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

$

Cash	14,508
Amounts receivable	201
Prepaids	7,418
Accounts payable	(1,131)
Net working capital	20,996
Equipment	9,511
Unproven mineral interest	369,398
Net assets acquired	399,905

4.	EQUIPMENT

	2008	2007
	$	$

Mobile and field equipment	297,546	232,532
Office furniture and equipment	199,289	53,278
	496,835	285,810
Less accumulated amortization	(168,166)	(60,953)
	328,669	224,857

5.           UNPROVEN MINERAL INTERESTS

	2008			2007
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
Russia:
Souker	35,352,998	3,946,865	39,299,863	-	-	-
Tsaga	-	561,803	561,803	-	-	-
Uleeta	-	175,748	175,748	-	-	-
Kyrgyz Republic:
Bulakashu	-	-	-	853,338	437,687	1,291,025
Eastern Sary Jaz	-	-	-	96,000	104,819	200,819
	35,352,998	4,684,416	40,037,414	949,338	542,506	1,491,844

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

5.           UNPROVEN MINERAL INTERESTS (continued)

(a)	Russia Properties

On July 24, 2007 the Company completed the RPIM Acquisition, as described in Note 3(a), and acquired 100% interest in three nickel-copper sulphide properties in Russia.

i)           Souker Property

The Souker Property consists of a license (the “Souker License”) located in the Pechanga District of Murmansk Oblast, Russia.  The Souker License grants the Company the right to explore, develop and produce the deposit subject to the following obligations:

-	exploration must be completed and a reserve calculation, as defined in the Souker License, submitted to the government for approval no later than December 31, 2009;
-	submission of mine plans sustaining a production rate of 300,000 tonnes per annum for approval by the government no later than June 30, 2010;
-	commence mining operation no later than December 31, 2010; and
-	attain minimum production of 300,000 tonnes per annum no later than December 31, 2011.

ii)	Tsaga Property

The Tsaga Property consists of a license (the “Tsaga License”) located in the Lovoserky District of Murmansk Oblast, Russia.

iii)	Uleeta Property

The Uleeta Property consists of a license (the “Uleeta License”) located in the Kolsk District of Murmansk Oblast, Russia.

(b)	Kyrgyz Republic Properties

During fiscal 2008 a legal dispute arose regarding the ownership of the Company’s Kyrgyz subsidiary which has resulted in uncertainty regarding the validity of the Company’s tenureship over its mineral interests held in the Kyrgyz Republic.  As at the date of the Auditor’s Report the dispute is still unresolved.  Although management considers that the dispute is without merit it has determined to write-off all acquisition and deferred costs relating to these mineral interests.

i)	Bulakashu Property

Under prior option agreements the Company had previously earned a 37.5% interest in the Bulakashu Property, located in the Kyrgyz Republic.  On August 17, 2007 the Company and Kantanna Company Limited (“Kantanna”) entered into an amending agreement pursuant to which the Company issued 375,000 common shares of the Company, at a fair value of $405,000, to Kantanna and Kantanna agreed to forego the aggregate US $1,890,000 remaining expenditure commitment to acquire the remaining 62.5% interest.  Kantanna is a private corporation owned by a director of the Company.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

5.           UNPROVEN MINERAL INTERESTS (continued)

As at May 31, 2008 the Company recorded a $2,985,693 write-off of acquisition and exploration costs as an impairment charge.

ii)	Eastern Sary Jaz Property

During fiscal 2007 the Company issued 200,000 common shares, at a fair value of $96,000 to Kantanna, as consideration for a 100% interest in certain exploration licenses on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic.

As at May 31, 2008 the Company recorded a $428,158 write-off of acquisition and exploration costs as an impairment charge.

iii)	Turgeldy Property

On August 25, 2006 the Company entered into a property and option agreement (the “Turgeldy Option”) to acquire a 100% interest in all rights and title to the Turgeldy (the “Turgeldy Property”), subject to a 1% net smelter royalty to the optionor.  Under the terms of the Turgeldy Option the Company issued 60,000 common shares, at a fair value of $42,000.  During fiscal 2007, the Company withdrew from the Turgeldy Option and, accordingly, wrote-off $52,361 in costs.

6.	LONG-TERM DEBT

	2008	2007
	$	$

Due to Stargate	5,792,756	-
Due to DBM	289,638	-
	6,082,394	-
Less: current portion	(4,792,014)	-
Non-current portion	1,290,380	-

Long-term debt consists of US $6,500,000 due to Stargate and US $325,000 due to DBM pursuant to the RPIM Acquisition (see Note 3(a)).  The debts are unsecured and non-interest bearing with US $5,250,000 due on July 24, 2008 and US $1,575,000 due on July 24, 2009.  The fair value of these debts on Closing was $6,278,740 (US $5,943,525) based on a discount rate of 12%.  The debts will be accreted to their face values over the term of the debts by recording additional interest costs.  During fiscal 2008 the Company accreted $635,260 as interest costs, which has been capitalized to unproven mineral interests.

See also Note 17(a).

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

7.	SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued:
	Number of Shares	Par Value $	Additional Paid-in Capital $	Total $
Common Shares
Balance, May 31, 2005	3,700,100	4,654	18,457	23,111
Adjustment of shares to reflect shares of the legal parent at time of recapitalization	2,101,523	-	-	-
Adjustment	-	18,457	(18,457)	-
Issued for cash
Private placement	4,375,000	875,000	-	875,000
Offering	3,076,923	2,000,000	-	2,000,000
Exercise of warrants	246,603	140,100	-	140,100
Exercise of agent’s option	126,974	91,421	-	91,421
Reallocation from contributed surplus on exercise of agent’s option	-	19,046	-	19,046
Issued for agent’s commission	198,556	129,061	-	129,061
Issued for corporate finance fee	100,000	65,000	-	65,000
Issued for unproven mineral interests	400,000	230,000	-	230,000
Issued for 724 BC indebtedness (Note 3 (b))	2,000,000	400,000	-	400,000
Issued for finder’s fee (Note 3(b))	233,338	46,668	-	46,668
	12,858,917	4,014,753	(18,457)	3,996,296
Share issue costs incurred on recapitalization	-	(233,672)	-	(233,672)
Share issue costs on private placement and offering	-	(295,731)	-	(295,731)
	12,858,917	3,485,350	(18,457)	3,466,893
Balance, May 31, 2006	16,559,017	3,490,004	-	3,490,004
Issued for cash
Private placement	4,000,000	2,000,000	-	2,000,000
Exercise of options	50,000	10,000	-	10,000
Exercise of warrants	4,674,145	2,523,962	-	2,523,962
Exercise of agent’s option	180,718	130,116	-	130,116
Reallocation from contributed surplus on exercise of stock options	-	14,750	-	14,750
Reallocation from contributed surplus on exercise of agent’s option	-	50,185	-	50,185
Issued for unproven mineral interests	510,000	345,500	-	345,500
Issued for finder’s fee	113,750	56,875	-	56,875
	9,528,613	5,131,388	-	5,131,388
Share issue costs on private placement	-	(131,107)	-	(131,107)
	9,528,613	5,000,281	-	5,000,281
Balance, May 31, 2007	26,087,630	8,490,285	-	8,490,285

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

7.	SHARE CAPITAL (continued)

	Number of Shares	Par Value $	Additional Paid-in Capital $	Total $
Common Shares
Balance, May 31, 2007	26,087,630	8,490,285	-	8,490,285
Issued for cash
Private placement	10,500,000	12,600,000	-	12,600,000
Exercise of options	50,000	10,000	-	10,000
Exercise of warrants	3,517,212	1,522,604	-	1,522,604
Issued for unproven mineral interests (Note 5(b))	375,000	405,000	-	405,000
Issued for corporate finance fee	100,000	120,000	-	120,000
Issued for acquisition (Note 3(a))	13,207,615	12,679,310	-	12,679,310
Reallocation from contributed surplus on exercise of stock options	-	14,750	-	14,750
	27,749,827	27,351,664	-	27,351,664
Share issue costs	-	(1,513,963)	-	(1,513,963)
	27,749,827	25,837,701	-	25,837,701
Balance, May 31, 2008	53,837,457	34,327,986	-	34,327,986

(a)
During July 2007 the Company completed a brokered private placement of 10,500,000 subscription receipts (the “Subscription Receipts”), at $1.20 per Subscription Receipt, for gross proceeds of $12,600,000.  Each Subscription Receipt was subsequently exchanged, without additional consideration, for one common share of the Company and one-half share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $1.70 per share on or before July 10, 2010.  The Company paid the agents cash commissions totalling $945,000 and issued 840,000 warrants.  Each warrant entitles the agents to acquire one common share at a price of $1.50 per share on or before July 24, 2009.  The Company also paid a corporate finance fee of 100,000 common shares, at a fair value of $120,000, and issued a further 100,000 warrants, with each warrant entitling the agent to purchase one common share at a price of $1.70 per share on or before July 10, 2010.  The Company also incurred $126,163 in legal, filing fees and other costs associated with the private placement.

The fair value of the warrants issued to the agents have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  dividend yield - 0%;  expected volatility - 80%;  a risk-free interest rate of 4.51% - 4.54%;  and an expected life of 2 years - 3 years.  The value assigned to the agents’ warrants was $322,800 which has been recorded as share issue costs.

(b)
During June 2006 the Company completed a non-brokered private placement of 4,000,000 units at a price of $0.50 per unit, for gross proceeds of $2,000,000.  Each unit  comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at a price of $0.75 per share on or before June 20, 2008.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

7.	SHARE CAPITAL (continued)

The Company paid finders’ fees totalling $56,875 in cash and issued 113,750 units, at a fair value of $56,875.  The units issued have the same terms as the units issued under the private placement.  The Company also incurred $17,357 costs in legal and filing fees associated with the private placement.

A director of the Company and a private company, of which a director of the Company is the principal of the private company, purchased 2,120,000 units.

(c)	During fiscal 2006, the Company:

i)	completed the recapitalization with 724 BC and issued 3,700,100 common shares of its share capital for 100% of the issued and outstanding common shares of 724 BC (Note 3(b));

ii)
completed a non-brokered private placement and issued 4,375,000 units, for total gross proceeds of $875,000.  Each unit comprised one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007;

iii)
issued 1,900,000 Centrasia Units and 100,000 common shares of the Company on the settlement of $400,000 of indebtedness.  Each Centrasia Unit comprised one common share and one warrant with the same terms as the warrants described in Note 7(c)(ii); and

iv)
completed a short form offering (the “Offering”) of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds.  Each unit comprised one common share and one transferable warrant.  Two warrants entitled the holder to acquire an additional common share at a price of $0.78 per share on or before April 28, 2007.

The Company paid the agent a commission of $150,000, of which $20,939 was paid in cash and $129,061 was paid through the issuance of 198,556 units, a $7,500 administration fee and a corporate finance fee of 100,000 units at a fair value of $65,000.  The Company also issued options to the agent entitling it to acquire 307,692 units at a price of $0.72 per unit, for a period of 18 months.  The units issued to the agent have the same term as the units issued under the Offering.  The fair value of the agent’s option have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  dividend yield - 0%;  expected volatility - 79%;  a risk-free interest rate of 3.19%;  and an expected life of nine months.  The value assigned to the agent’s option was $69,231.

During fiscal 2006, the agent exercised the option to acquire 126,974 units and, in fiscal 2007, exercised the option to acquire the remaining 180,718 units.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

7.	SHARE CAPITAL (continued)

(d)	A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants at May 31, 2008, 2007 and 2006 and the changes for fiscal 2008, 2007 and 2006 is as follows:

	2008		2007		2006
	Number of Warrants Outstanding	Weighted Average Exercise Price $	Number of Warrants Outstanding	Weighted Average Exercise Price $	Number of Warrants Outstanding	Weighted Average Exercise Price $
Balance, beginning of year	5,225,962	0.54	7,779,623	0.48	-	-
Issued	6,190,000	1.67	2,147,234	0.75	8,026,226	0.48
Exercised	(3,517,212)	0.43	(4,674,145)	0.54	(246,603)	0.57
Expired	-	-	(26,750)	0.78	-	-
Balance, end of year	7,898,750	1.47	5,225,962	0.54	7,779,623	0.48

The following table summarizes information about the number of common shares reserved pursuant to the Company’s outstanding warrants at May 31, 2008:

Number	Exercise Price $	Expiry Date
1,708,750	0.75	June 20, 2008
840,000	1.50	July 24, 2009
5,350,000	1.70	July 10, 2010
7,898,750

(e)	As at May 31, 2008 an aggregate 7,117,515 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

(f)	See also Note 17.

8.           STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has established a stock  option plan (the “Plan”) which allows the Company to grant a maximum number of 10,777,000 (2007 - 3,374,000) stock options.

During fiscal 2008 the Company granted stock options to the Company’s directors, employees and consultants to purchase 3,055,000 common shares of which 3,005,000 vested during the year resulting in stock-based compensation expense of $1,193,300.  During fiscal 2007 the Company granted 965,000 stock options, of which 482,500 vested in fiscal 2007 resulting in stock-based compensation of $316,450 being recognized in fiscal 2007 and 482,500 vested in fiscal 2008 resulting in additional stock-based compensation expense of $307,876 being recognized in fiscal 2008.  During fiscal 2006 the Company granted 2,435,000 stock options, of which 1,217,500 vested in fiscal 2006 resulting in stock-based compensation of $137,250 being recognized in fiscal 2006 and 217,500 vested in fiscal 2007 resulting in additional stock-based compensation expense of $186,950 being recognized in fiscal 2007.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

8.           STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2008, 2007 and 2006:

	2008	2007	2006
Risk-free interest rate	2.93% - 4.17%	3.97% - 4.08%	3.21%
Estimated volatility	82% - 90%	76% - 82%	79%
Expected life	0.5 year - 5 years	5 years	2.5 years
Expected dividend yield	0%	0%	0%

The weighted average fair value of stock options granted during fiscal 2008 to the Company's directors, employees and consultants was $0.48 (2007 - $0.45; 2006 - $0.10) per option.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates.

A summary of the Company's outstanding stock options at May 31, 2008, 2007 and 2006 and the changes for fiscal 2008, 2007 and 2006 is as follows:

	2008		2007		2006
	Number of Options Outstanding	Weighted Average Exercise Price $	Number of Options Outstanding	Weighted Average Exercise Price $	Number of Options Outstanding	Weighted Average Exercise Price $
Balance, beginning of year	3,250,000	0.38	2,435,000	0.22	-	-
Granted	3,055,000	1.22	965,000	0.80	2,435,000	0.22
Exercised	(50,000)	0.20	(50,000)	0.20	-	-
Cancelled/expired	(80,000)	0.70	(100,000)	0.79	-	-
Balance, end of year	6,175,000	0.79	3,250,000	0.38	2,435,000	0.22

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

8.           STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

The following table summarizes information about the stock options outstanding and exercisable at May 31, 2008:

Number Outstanding	Number Exercisable	Exercise Price $	Expiry Date
75,000	75,000	1.20	December 31, 2008
2,235,000	2,235,000	0.20	September 14, 2010
200,000	200,000	1.15	February 8, 2011
100,000	100,000	0.73	February 17, 2011
585,000	585,000	0.70	September 14, 2011
100,000	100,000	0.73	March 14, 2012
200,000	200,000	1.71	May 18, 2012
250,000	250,000	1.20	July 3, 2012
500,000	500,000	1.20	July 24, 2012
100,000	100,000	1.20	August 4, 2012
1,830,000	1,780,000	1.20	October 26, 2012
6,175,000	6,125,000

See also Note 16(b).

9.           CONTRIBUTED SURPLUS

A summary of the Company’s contributed surplus at May 31, 2008, 2007 and 2006 and the changes for fiscal 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	$	$	$

Balance, beginning of year	625,900	187,435	-
Stock-based compensation on stock options (Note 8)	1,501,176	503,400	137,250
Stock-based compensation on agents’ warrants (Note 7(a))	322,800	-	-
Stock-based compensation on agents’ option (Note 7(c)(iv))	-	-	69,231
Stock options exercised	(14,750)	(14,750)	-
Agent’s options exercised	-	(50,185)	(19,046)
Balance, end of year	2,435,126	625,900	187,435

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

10.	RELATED PARTY TRANSACTIONS

(a)	The Company was charged for services provided by former and current directors and officers of the Company, or corporations controlled by them, as follows:

	2008	2007	2006
	$	$	$

Management	139,300	82,975	80,500
Legal	125,300	66,393	112,695
Accounting and administrative	81,000	76,850	86,458
Professional	125,555	183,209	167,592
Investor relations	40,000	-	-
	511,155	409,427	447,245

Management fees have either been expensed to operations, capitalized to unproven mineral interests, or recorded as share issue costs based on the nature of the expenditure.

As at May 31, 2008, $81,504 (2007 - $86,758;  2006 -$76,688) remained outstanding and was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	See also Notes 3(b), 5(b), 7(b) and 13.

11.	INCOME TAXES

Future income tax assets and liabilities of the Company as at May 31, 2008 and 2007 are as follows:

	2008	2007
	$	$
Future income tax assets
Loss carry forwards	1,791,000	926,000
Other	513,000	145,000
	2,304,000	1,071,000
Valuation allowance	(2,304,000)	(1,071,000)
Net future income tax asset	-	-
Future income tax liabilities
Mineral properties (Note 3)	8,157,000	-

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

11.	INCOME TAXES (continued)

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes as follows:

	2008	2007	2006
	$	$	$
Income tax rate reconciliation
Combined federal and provincial income tax rate	33.03%	34.12%	34.12%

Expected income tax recovery	2,175,400	718,500	411,700
Foreign income tax rate differences	(445,700)	-	-
Non-deductible stock-based compensation	(495,800)	(177,600)	(46,800)
Other	332,800	21,400	34,200
Unrecognized benefit of income tax losses	(1,566,700)	(562,300)	(399,100)
Actual income tax recovery	-	-	-

As at May 31, 2008, the Company has non-capital losses of approximately $4.4 million and accumulated tax pools of approximately $1.6 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2009 through 2028.  The majority of the cumulative tax pools are deducted for tax purposes over the remaining four years.

Through its subsidiaries the Company also has cumulative losses of approximately $2.6 million which are available to reduce taxable income of the subsidiaries in future years.

12.	SEGMENTED INFORMATION

The Company operates solely within the mineral exploration industry.  The Company’s equipment and unproven mineral interests are located geographically as follows:

	2008		2007
	Equipment $	Unproven Mineral Interests $	Equipment $	Unproven Mineral Interests $
Canada	11,239	-	5,120	-
Kyrgyz Republic	205,748	-	219,737	1,491,844
Russia	111,682	40,037,414	-	-
	328,669	40,037,414	224,857	1,491,844

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

13.	COMMITMENTS

(a)
The Company has signed a Vancouver office premise lease for approximately $11,000 per month, commencing April 15, 2008, and expiring April 30, 2013.  The Company’s lease costs may be reduced due to recoveries through sub-leases.  During fiscal 2008, the Company has been reimbursed $8,374 for rent.

(b)
Effective June 1, 2008, the Company entered into an employment agreement with the new President of the Company.  Pursuant to the terms of the agreement, the President will be paid an initial salary of $20,000 per month plus health benefits coverage for a term of five years, renewable thereafter for a further five year term.  The Company has also agreed to grant the President stock options to purchase 1,000,000 common shares of the Company.

The employment agreement may be terminated by the President, with three months notice.  If the Company dismissed the President without cause, the President will be entitled to six months pay in lieu of notice.

14.           FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and  accounts payable and accrued liabilities and loans and advances due to their relative short periods to maturity.  The fair value of long-term debt has been determined based on management’s estimate.

The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies.  However, the Company is not subject to significant interest and credit risks arising from these instruments.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash activities conducted by the Company are as follows:

	2008	2007	2006
	$	$	$
Financing activities
Issuance of common shares for unproven mineral interests	405,000	345,500	1,258,000
Issuance of common shares for corporate finance fee	120,000	-	-
Issuance of common shares for finder’s fees	-	56,875	240,729
Issuance of common shares on exercise of stock options	14,750	64,935	-
Issuance of common shares for RPIM	12,679,310	-	-
Contributed surplus	308,050	(64,935)	69,231
Share issue costs	(442,800)	(56,875)	(309,960)
Debt issued on acquisition	6,278,740	-	-
Accretion of discount on debt	635,260	-	-
Indebtedness exchanged for common shares	-	-	(400,000)
Subscriptions received previously exchanged for common shares	-	-	(628,000)
	19,998,310	345,500	230,000

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

15.	SUPPLEMENTAL CASH FLOW INFORMATION (continued)

	2008	2007	2006
	$	$	$
Investing activities
Deferred acquisition costs	530,891	(126,916)	-
Additions to unproven mineral interests	(29,084,299)	(345,500)	(230,000)
Future income tax liabilities	8,157,000	-	-
	(20,396,408)	(472,416)	(230,000)
Operating activity

Increase in accounts payable and accrued liabilities	398,098	126,916	-

Other supplemental cash flow information:

	2008	2007	2006
	$	$	$

Interest paid in cash	-	-	37,975
Income taxes paid in cash	-	-	-

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)
The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP.  Canadian GAAP differs in certain material respects from US GAAP.  The material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

Consolidated statements of loss and comprehensive loss

	2008	2007	2006
	$	$	$
Loss and comprehensive loss under Canadian GAAP	(6,586,225)	(2,036,069)	(1,206,667)
Unproven mineral interests expensed	(3,869,684)	(384,958)	(429,774)
Loss under US GAAP	(10,455,909)	(2,421,027)	(1,636,441)

Loss per share under US GAAP	(0.21)	(0.12)	(0.13)

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated Balance Sheets

	2008	2007
	$	$
Shareholders’ equity
Balance per Canadian GAAP	26,562,749	5,502,047
Unproven mineral interests expensed	(4,684,416)	(814,732)
Balance per US GAAP	21,878,333	4,687,315

Unproven mineral interests
Balance per Canadian GAAP	40,037,414	1,491,844
Expensed under US GAAP	(4,684,416)	(814,732)
Balance per US GAAP	35,352,998	677,112

Consolidated statements of cash flows

	2008	2007	2006
	$	$	$

Operating activities
Cash used per Canadian GAAP	(2,625,750)	(1,464,627)	(917,224)
Unproven mineral interests	(5,676,409)	(395,319)	(157,548)
Cash used per US GAAP	(8,302,159)	(1,859,946)	(1,074,772)

Investing activities
Cash used provided by per Canadian GAAP	(12,653,519)	(800,778)	(174,090)
Unproven mineral interests	5,676,409	395,319	157,548
Cash used per US GAAP	(6,977,110)	(405,459)	(16,542)

Unproven Mineral Interests

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For US GAAP purposes the Company follows the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  The Company expenses, as incurred, the exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Income Taxes

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (“FIN 48").  This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company adopted the provisions of FIN 48 on June 1, 2007 and the adoption of this policy did not result in an adjustment to the Company’s consolidated financial statements.

(b)	Recent Accounting Pronouncements

United States Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosures about fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  Any cumulative effect will be recorded as an adjustment to the opening accumulated deficit balance, or other appropriate component of equity.  The Company is currently evaluating the effect of SFAS 157 will have on the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value.  The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates.  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  Adoption is required for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of SFAS 159 on its consolidated financial statements and is currently not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.  This statement amends FASB 128, “Earnings per Share”; the calculation of the earnings per share amounts in consolidated financial statement will continue to be based on amounts attributable to the parent.  SFAS 160 is effective for fiscal years beginning after December 31, 2008.  The Company is currently evaluating the impact of SFAS 160 on its consolidated financial position and results of operations.

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Expressed in Canadian dollars, unless otherwise stated)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In December 2007, FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS 141 is December 15, 2008.  The Company is currently evaluating the impact of SFAS 141 on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities - An Amendment of SFAS 133” (“SFAS 161”), which requires enhanced disclosures about an entity’s derivative and hedging activities to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretation, and (c) how derivative instruments and related hedged items affected an entity’s financial position, financial performance, and cash flows.  SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The adoption of SFAS 161 is not expected to have an effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”(“SFAS 162”) which  sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP.  Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendments to their auditing standards.  The adoption of SFAS 162 is not expected to have an effect on the Company’s consolidated financial statements.

17.	SUBSEQUENT EVENTS

(a)
On July 16, 2008 the Company completed a non-brokered private placement of 33,333,334 units, at a price of $0.30 per unit, for gross proceeds of $10,000,000.  Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at $0.45 per share on or before July 15, 2010.  The Company paid a finder’s fee of $250,000 in cash and issued 833,334 common shares in respect of the private placement.

The Company subsequently repaid the current portion portions of long-term debt of $5,063,500 (US $5,000,000) to Stargate and $253,175 (US $250,000) to DBM.

(b)
Subsequent to May 31, 2008, the Company granted stock options to its directors, officers. employees and consultants to purchase 3,100,000 common shares of the Company at a price of $0.36 per share, expiring July 24, 2013.

(c)	On June 20, 2008 warrants to purchase 1,708,750 common shares, at a price of $0.75 per share, expired without exercise.

Schedule I

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
FOR THE YEAR ENDED MAY 31, 2008
(Expressed in Canadian dollars, unless otherwise stated)

	Russia			Kyrgyz Republic
	Souker $	Tsaga $	Uleeta $	Bulakashu $	Eastern Sary Jaz $	Total $
BALANCE - BEGINNING OF YEAR	-	-	-	1,291,025	200,819	1,491,844
EXPENDITURES
EXPLORATION COSTS
Access roads	-	-	-	-	43,832	43,832
Drilling	1,835,197	254,429	-	737,888	-	2,827,514
Ecology	148,013	1,196	-	-	-	149,209
Exploration site costs	157,782	6,165	3,059	5,358	7,822	180,186
Field supplies	-	-	-	2,247	1,578	3,825
Fuel	-	-	-	24,772	5,262	30,034
Geological	266,567	-	-	227,839	13,521	507,927
Geophysics	6,189	297,429	19,440	79,594	-	402,652
Laboratory and sampling	258,796	2,584	7,266	117,951	13,656	400,253
Mapping	-	-	-	-	-	-
Production management	115,598	-	-	-	-	115,598
Repair and maintenance	-	-	-	8,306	606	8,912
Salaries and benefits	-	-	-	81,815	135,241	217,056
Surveying	-	-	145,983	-	-	145,983
Topography	549,412	-	-	-	-	549,412
Travel	-	-	-	3,898	2,822	6,720
Trenching	-	-	-	-	2,999	2,999
VAT tax	609,311	-	-	-	-	609,311
	3,946,865	561,803	175,748	1,289,668	227,339	6,201,423
ACQUISITION COSTS
Acquisition of RPI (Note 3)	34,717,738	-	-	-	-	34,717,738
Issuance of common shares	-	-	-	405,000	-	405,000
Accretion of debt	635,260	-	-	-	-	635,260
	35,352,998	-	-	405,000	-	35,757,998
	39,299,863	561,803	175,748	1,694,668	227,339	41,959,421
BALANCE BEFORE WRITE-OFF	39,299,863	561,803	175,748	2,985,693	428,158	43,451,265
WRITE-OFF	-	-	-	(2,985,693)	(428,158)	(3,413,851)
BALANCE - END OF YEAR	39,299,863	561,803	175,748	-	-	40,037,414

Schedule I(A)

KOLA MINING CORP.
(formerly Centrasia Mining Corp.)
(an Exploration Stage Company)
CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
FOR THE YEAR ENDED MAY 31, 2007
(Expressed in Canadian dollars, unless otherwise stated)

	Bulakashu $	Eastern Sary Jaz $	Other $	Total $
BALANCE - BEGINNING OF YEAR	779,492	23,894	-	803,386
EXPENDITURES DURING THE YEAR
EXPLORATION COSTS
Drilling	69,765	-	-	69,765
Exploration site costs	5,801	4,646	1,063	11,510
Field supplies	1,370	356	97	1,823
Fuel	38,358	1,493	443	40,294
Geological	16,799	4,380	686	21,865
Geophysics	42,210	-	-	42,210
Laboratory and sampling	36,833	7,907	1,510	46,250
Mapping	8,188	5,672	-	13,860
Repair and maintenance	3,672	-	-	3,672
Salaries and benefits	71,200	55,147	6,350	132,697
Travel	9,837	919	617	11,373
	304,033	80,520	10,766	395,319
ACQUISITION COSTS
Issuance of common shares	207,500	96,000	42,000	345,500
	511,533	176,520	52,766	740,819
BALANCE BEFORE WRITE-OFF	1,291,025	200,414	52,766	1,544,205
WRITE-OFF	-	-	(52,361)	(52,361)
BALANCE - END OF YEAR	1,291,025	200,414	405	1,491,844